07023440

127

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BBA Aviation plc

*CURRENT ADDRESS 20 Balderton Street
London W1K 6TL
UK

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35084 FISCAL YEAR

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]

DAT : 5/10/07

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

RECEIVED
2007 APR 27 A 9:21
... INTERNATIONAL ... CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	263	7597	
Nominal value of each share	29 16/21P	29 16/21P	
Amount (if any) paid or due on each share *(including any share premium)*	2.45	2.13	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 7,860
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11 April 2007

~~A~~ director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 29-MAR-2007

Name and Address of Shareholder		Holding
MR SHAUN DONALDSON	16 HILL RISE WOODSTOCK OXON OX20 1AA	263
MR PAUL MCKITTRICK	128 SEFTON ROAD LITHERLAND LIVERPOOL L21 9HQ	259
MR JOHN ROBERTS	10 WINSCOMBE DRIVE CHESTER CH3 5LZ	866
MR LEONARD SULLIVAN	14 BRAID CLOSE HANWORTH FELTHAM TW13 5LP	866
MR DAVID JAMES SUMMERS	12 MARION AVENUE KIRBY IN ASHFIELD NOTTINGHAM NG17 7GJ	2,078
MR GORDON ANGUS SWEENEY	5 ROMULUS COURT JUSTIN CLOSE BRENTFORD DOCK BRENTFORD TW8 8QR	2,598
MR ALEXANDER UNDERWOOD	45A MILESTONE ROAD CARTERTON OX18 3RL	930

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 29-MAR-2007

Total Number of Shareholder Accounts printed	7
Total holding for Return of Allotment	7,860

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	7,860
		7,860

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 29-MAR-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02 NEW ORD

Registration Date 29-MAR-2007 to 29-MAR-2007

Sortkey Start
Sortkey End

Transaction Code
OPT OPTION

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 002700

Companies House — for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 APR 27 A 9:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	192131		
Nominal value of each share	29 16/21		
Amount (if any) paid or due on each share *(including any share premium)*	153P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR ANDREW WOOD Address: LANE END,BANK,LYNDHURST,HAMPSHIRE UK Postcode S O 4 3 7 F D	Class of shares allotted ORDINARY	Number allotted 192,131
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 11 April 2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	20088		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	275.25P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name CAZENOVE NOMINEES LIMITED A/C ESOS Address 20 MOORGATE,LONDON UK Postcode EC2R 6DA	ORDINARY	20,088
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29 Nov 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day	Month	Year	To: Day	Month	Year
	13	03	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2598		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR STEPHEN KITTS Address 24 HARRISON HEY,HUYTON,LIVERPOOL UK Postcode L36 5YR	Class of shares allotted: ORDINARY	Number allotted: 2,598
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22nd March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	53688
Company name in full	BBA AVIATION

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	27 / 02 / 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6928		
Nominal value of each share	29 16/21		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR JEFFREY ANNETTE	Class of shares allotted	Number allotted
Address: 4 BARGRAVE DRIVE, NEWCASTLE	ORDINARY	1,732
UK Postcode: S T 5 8 R S		
Name: MRS ISOBEL HALL	Class of shares allotted	Number allotted
Address: 22 HODGSON CLOSE, FRITWELL, BICESTER	ORDINARY	3,464
UK Postcode: O X 2 7 7 C B		
Name: MR MELVYN THOMAS KELSALL	Class of shares allotted	Number allotted
Address: 19 BROOM, AVENUE, SWANWICK, ALFRETON	ORDINARY	1,732
UK Postcode: D E 5 5 1 D Q		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12 March 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Companies House
— for the record —

RECEIVED
2007 APR 27 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2598		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR CHRISTOPHER RAYMOND DAWES Address 5 CROMPTON ROAD,RADMANTHWAITE,PLEASLEY,MANSFIELD UK Postcode NG19 7RG	Class of shares allotted ORDINARY	Number allotted 1,732
Name MR MARK TAYLOR Address 9 BRIAR CLOSE,HORNDEAN,WATERLOOVILLE UK Postcode PO8 9ED	Class of shares allotted ORDINARY	Number allotted 866
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27 February 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

ICSA SOFTWARE
BLUEPRINT
Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP055

Appointment form

Notes on completion appear on reverse.

Company Number	53688
Company Name in full	BBA AVIATION PLC
Date of appointment (Day Month Year)	19 02 2007
†Date of Birth (Day Month Year)	11 12 1947
Appointment as director	✓
as secretary	
NAME *Style / Title	MR
*Honours etc	
Forename(s)	HANSEL
Surname	TOOKES
Previous Forename(s)	HANSEL
Previous Surname	TOOKES
Usual residential address	471 Savoie Drive Palm Beach Gardens Florida 33410
Post town	
Postcode	
County / Region	
Country	U.S.A.
† Nationality	American
†Business occupation	Retired
† Other directorships (additional space overleaf)	~~None~~ (see continuation sheet)

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

I consent to act as ** director / secretary of the above named company

Consent Signature [signature] **Date** 22/2/07

A director, secretary etc must sign the form below.

Signed [signature] **Date** 22/2/07

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

<Insert Presentor Details Here>
GABRIELE TRIPP
PA TO CO SEC DEPT,
BBA AVIATION PLC
20 BALDERTON STREET
LONDON W1K 6TL

SATURDAY
A8YQBNCG
A02 24/02/2007 203
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 53688

† Directors only. † Other directorships

Current Directorships for MR HANSEL TOOKES
CORNING, INC
FPL GROUP
HARRIS CORPORATION
RYDER SYSTEMS, INC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)

RECEIVED
2007 APR 27 A 4:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Company Number 00053688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	13	02	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5801		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: MR LAURENCE HARVEY	Class of shares allotted	Number allotted
Address: 10 HUDSON ROAD,LIVERPOOL	ORDINARY	519
UK Postcode: L31 5PA		
Name: MR RICHARD ISTED	Class of shares allotted	Number allotted
Address: 31 MONTROSE CLOSE,FEARNHEAD,WARRINGTON	ORDINARY	2,165
UK Postcode: WA2 0SD		
Name: MR WAYNE POTTER	Class of shares allotted	Number allotted
Address: 77 ESSEX ROAD,PORTSMOUTH,HAMPSHIRE	ORDINARY	1,385
UK Postcode: PO4 8DQ		
Name: MR JOHN NEVILLE ROBERTS	Class of shares allotted	Number allotted
Address: 338 BROOK LANE,SARISBURY GREEN,SOUTHAMPTON	ORDINARY	1,732
UK Postcode: SO31 7DP		
Name:	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 19 February 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number   DX exchange

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1732		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name MR ANDREW JOHN DUNSTAN Address 40 BOSWELL ROAD,OXFORD UK Postcode OX4 3HN	Class of shares allotted ORDINARY	Number allotted 1,732
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/2/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel
DX number DX exchange

Companies House
— for the record —

88(2)

RECEIVED

2007 JAN 27 A 9:02

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	24680		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	24,680
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 1 February 2007.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Run Date: 25-JAN-2007 10:32AM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 23-JAN-2007

Name and Address of Shareholder		Holding
MR BRIAN BATCHELOR	134 COLLEGE LANE HURSTPIERPOINT HASSOCKS BN6 9AJ	4,330
MR JOHN BRAILSFORD	74 CARTER LANE EAST SOUTH NORMANTON ALFRETON DE55 2DY	1,039
MR LEON CASEY	35 BOWERS CLOSE GUILDFORD GU4 7NE	779
MR ANDREW DAWSON	16 BARLEY ROAD WARRINGTON WA4 2EZ	2,252
MR STUART JAMES EDWARDS	58 HAZEL GROVE HUCKNALL NOTTINGHAM NG15 6ED	692
MR KEVIN M POPE	46 TOKIO ROAD PORTSMOUTH PO3 5AT	866
MR ANTHONY ROSTRON	10 VICARS ROAD MANCHESTER M21 9JA	4,330
MR THOMAS RUSSELL	FLAT 11 QUEENS COURT MANCHESTER ROAD MANCHESTER M16 0EA	866
MISS ANITA SIDHU	67 MARLBOROUGH ROAD SOUTHALL UB2 5LP	866
MR HOWARD HERBERT VAN NETTEN	3 LYNNBANK ROAD CALDERSTONES LIVERPOOL L18 3HE	1,732
MRS DENISE WILCOX	THE HEATHERS SOUTH ROW CHILTON DIDCOT OX11 0RT	4,330
MR PHILIP ANTHONY WILTSHIRE	29 SMITHFORD WALK CRONTON GRANGE TARBOCK PRESCOT L35 1SF	1,732
MR MERVYN WOOD	BEAUREGARD 23600 LAVAV FRANCHE FRANCE	866

Run Date: 25-JAN-2007 10:32AM
Ref: RS2802 V4.1e

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 23-JAN-2007

Total Number of Shareholder Accounts printed	13
Total holding for Return of Allotment	24,680

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	24,680
		24,680

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY SHARES OF 29 16/21P EACH FULLY PAID Issued on 23-JAN-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02   NEW ORD

Registration Date 23-JAN-2007 to 23-JAN-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	*2230 NEW SHARES ALLOTMENT*

Batch 002603

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	53688
Company name in full	BBA AVIATION PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	8660		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	2.13		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name MR GARY COOPER Address 61 CLAREMONT,NEWPORT UK Postcode NP20 6PL	ORDINARY	4,330
Name MR IAN CROSS Address 21 BARE AVENUE,MORECAMBE UK Postcode LA4 6BD	ORDINARY	4,330
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 January 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel	
DX number	DX exchange

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2007 JAN 27 A 9:55

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
03	01	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15328		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*	213.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 15,328
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22 January 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

	Tel
DX number	DX exchange

Run Date: 15-JAN-2007 03:22PM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 03-JAN-2007

Name and Address of Shareholder		Holding
MR DAMIEN BEALE	16 SWINBROOK ROAD CARTERTON OX18 1DS	866
MR TREVOR RAYMOND CROFT	1 ROYAL AVENUE LEYLAND PR25 1BQ	2,771
MR MICHAEL HOLLAND	CEDAR CROFT HENFIELD ROAD COWFOLD HORSHAM RH13 8DW	4,330
MR ANDREW LIGHT	18 MORTON ROAD PARKLANDS RUNCORN CHESHIRE WA7 6PN	3,464
MR KENNETH POTTS	13 MARINA ROAD BREDBURY STOCKPORT SK6 2PS	1,732
MR WILLIAM URMSTON	16 KENHALL ROAD LEIGH WN7 2LR	1,299
MR JOHN WILSON	324 COPNOR ROAD COPNOR PORTSMOUTH PO3 5EL	866

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688

ORDINARY 29 16/21P Issued on 03-JAN-2007

Total Number of Shareholder Accounts printed	7
Total holding for Return of Allotment	15,328

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	15,328
		15,328

Run Date: 15-JAN-2007 03:22PM
Ref: RS2802 V4.1e

Company Code: N09B

Registration Number 53688

<u>Return of Allotment</u>

BBA AVIATION PLC

ORDINARY 29 16/21P Issued on 03-JAN-2007

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02   NEW ORD

Registration Date 03-JAN-2007 to 03-JAN-2007

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 002563

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 53688

Company name in full BBA AVIATION PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	12	2006			

Class of shares *(ordinary or preference etc)*	NEW ORDINARY		
Number allotted	27103		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	NEW ORDINARY	27,103
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22 January 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688

ORDINARY 29 16/21P Issued on 20-DEC-2006

Name and Address of Shareholder		Holding
MR RONALD BAXTER	71 DEEPDALE WIDNES WA8 4NW	519
MR STEPHEN BULL	17 SAXON CLOSE WARSASH SOUTHAMPTON SO31 9TS	1,299
MR BRUCE CARLE	16 DOWNSIDE BRIDGEMARY GOSPORT PO13 0JT	519
MR BARRY CLARKE	39 HARTLAND DRIVE RUISLIP HA4 0TQ	866
MSS GEORGINA DAIVDSON	18 GRESHAM WAY SHEFFORD SG17 5EB	519
MR MICHAEL LEONARD EVANS	2 WOODFIELD HOUSE BRYN Y GWENIN ABERGAVENNY GWENT NP7 8AB	866
MR LESLIE FELLOWS	141 OXFORD ROAD ABINGDON OX14 2AD	1,732
MS SHARON FINCH	231 MAIN ROAD LONGFIELD DA3 7PJ	1,732
MR STEPHEN GALE	49 CHAPEL ROAD WEST END SOUTHAMPTON SO30 3FG	866
MR DAVID GREEN	25 KINGSLAND CLOSE PORTSMOUTH PO6 4AL	866
MR MICHEAL JOHN HOLT	338 THORNEY LEYS WITNEY OX28 5PJ	1,732
MR ALAN JAMES	22 CHESHIRE CLOSE NEWTON-LE-WILLOWS WA12 8PY	1,905
MR MELVYN D JENKINS	DEEPING MARTINSEND LANE GREAT MISSENDEN HP16 9BH	4,330
MR TERENCE DANIEL MOORE	8 LANSBROOK COURT STENHILLS CRESCENT RUNCORN WA7 5RA	1,732

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY 29 16/21P Issued on 20-DEC-2006

Name and Address of Shareholder		Holding
MISS GEMMA MAY RICHARDS	30 THORNEY LEYS WITNEY OX28 5LR	866
MR DOUGLAS ROBERTS	10 MOORS CLOSE DUCKLINGTON WITNEY OX29 7TW	4,330
MR DAVID SMITH	3 BERMONDSEY GROVE WIDNES CHESHIRE WA5 3BG	173
MR PHILLIP TARRAN	31 HEVER WOOD ROAD WEST KINGSDOWN SEVENOAKS TN15 6HN	519
MR DAVID WOOD	1 ROSINGS COURT SUTTON-IN-ASHFIELD NG17 1LG	1,732

Run Date: 15-JAN-2007 11:38AM
Ref: RS2802 V4.1e

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688

ORDINARY 29 16/21P Issued on 20-DEC-2006

Total Number of Shareholder Accounts printed	19
Total holding for Return of Allotment	27,103

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	27,103
		27,103

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 20-DEC-2006

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02   NEW ORD

Registration Date 20-DEC-2006 to 20-DEC-2006

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 002553

ICSA SOFTWARE
BLUEPRINT
Company Secretary

RECEIVED

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number	53688
Company Name in full	BBA AVIATION PLC

	Day	Month	Year
Date of termination of appointment	17	01	2007

as director ✓ as secretary ☐

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title	MR	*Honours etc	
Forename(s)	ROBERTO		
Surname	QUARTA		

	Day	Month	Year
†Date of birth	10	05	1949

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 22 Jan 2007

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Aviation plc
20 Balderton Street
London W1K 6TL

WEDNESDAY
A1CA3MH3
A30 24/01/2007 425
COMPANIES HOUSE

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	60000		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	153P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED ACCT ESOS Address 20 MOORGATE LONDON UK Postcode EC2R 6DA	Class of shares allotted ORDINARY	Number allotted 60000
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21 December 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	53688
Company name in full	BBA Aviation Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	28143		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	213p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	28143
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 [illegible] 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 15-DEC-2006

Name	Address of Shareholder	Holding
MR RICKY CHAMBERS	69 MARLBOROUGH ROAD KIRKBY IN ASHFIELD NOTTINGHAM NG17 7HR	692
MR ALAN CHARLES DEVENNY	144 BARKHAM RIDE FINCHAMPSTEAD WOKINGHAM RG40 4EL	866
MR PAUL DOUGLAS	ALBERT VILLAS 36 PRINCE ALFRED ROAD LIVERPOOL L15 5BG	866
MR GRAHAM DUCANE	12 CHILCOTE ROAD PORTSMOUTH PO3 6HY	866
MR STEPHEN PAUL FLETCHER	13 BAXTER CLOSE MURDISHAW RUNCORN WA7 6HU	519
MR WILLIAM JOHNSON	40 FOXLEY HEATH WIDNES WA8 7EJ	866
MR GRAHAM JORDAN	39 HIGHFIELD ROAD OLD SWAN LIVERPOOL L13 3BR	1,732
MR ROBERT ARTHUR KING	561 WARRINGTON ROAD RAINHILL PRESCOT L35 4LS	1,299
MR PHILIP LAMMIMAM	7 WICKHAM DRIVE CORFE MULLEN WIMBORNE BH21 3JT	2,598
MR ROGER MACARTHUR	53 RIVERSIDE ROAD RADCLIFFE MANCHESTER M26 2PX	4,330
MRS HELEN JOY MARSH	CAUNTON LODGE FARM CAUNTON NEWARK NG23 6AX	866
MR JOHN KENNETH MCQUEEN	6 FARNBOROUGH GROVE LIVERPOOL L26 6LW	866
MR KRISTIAN NULTY	47 BRACKENWOOD DRIVE WIDNES WA8 8GE	519
MR PAUL OVER	8 BENSON ROAD	1,299

Company Code: N09B

BBA AVIATION PLC

SOUTHAMPTON SO15 8PY

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 15-DEC-2006

Name and Address of Shareholder		Holding
MR JOHN PARKER	46 MARTON ROAD BEESTON NOTTINGHAM NG9 5JY	866
MR COLIN J RANDALL	52 BACH CLOSE BRIGHTON HILL BASINGSTOKE RG22 4JZ	866
MR JOSEPH RAWLINSON	23 CHILDWALL VALLEY ROAD LIVERPOOL L16 4PB	1,732
MR GRAHAM WILLIAM SHEPHERD	59 MARLOWE DRIVE HOLLY LODGE WEST DERBY LIVERPOOL L12 7LR	866
MR JOHN TAYLOR	WALNUT TREE HOUSE THE STREET BRAMBER STEYNING BN44 3WE	3,464
MR ANTONY VALERIO	36 DYSART AVENUE PORTSMOUTH PO6 2NA	1,299
MR MARTIN WIGGINS	9 SPURRS CLOSE HITCHIN SG4 9QE	866

Run Date: 19-DEC-2006 09:55AM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 15-DEC-2006

Total Number of Shareholder Accounts printed	21
Total holding for Return of Allotment	28,143

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	28,143
		28,143

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 15-DEC-2006

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02   NEW ORD

Registration Date 15-DEC-2006 to 15-DEC-2006

Sortkey Start
Sortkey End

Transaction Code
OPT   OPTION

Posting Type
2230 NEW SHARES ALLOTMENT

Batch 002541

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	53688
Company name in full	BBA Aviation Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	7344		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	29 16/21P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	7344
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21st December 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 05-DEC-2006

Name and Address of Shareholder		Holding
MR NICHOLAS DAVID BAILEY	TWYNTRE 163 PETERSHAM ROAD PETERSHAM SURREY TW10 7AH	756
MR DAVID HUGH BEST	6 CUNNINGHAM GARDENS HOUSTON RENFREWSHIRE PA6 7GA	286
MR MIKE CUMMINGS	76 HERONDALE ROAD MOSSLEY HILL LIVERPOOL L18 1LB	216
MR GARY DREWS	4155 N W SIERRA DRIVE CAMAS WA 98607 USA	36
MR ROBERT P FRESE	1221 VIA DEL MAR WINTER PARK FLORIDA 32789 USA	760
MR ROGER BILL HARMON	203 CHURCH STREET GRAPEVINE TEXAS 76051 USA	133
MR DAVID JOHN HASLAM	6 IVY BANK CLOSE SHARPLES BOLTON LANCS BL1 7EF	778
MR IAN EDWARD KIRKMAN	6 RIPON DRIVE MARKLAND HILL HEATON BOLTON BL1 5PE	4
MR PETER NIKKO	GRONA GATAN 4 S-61633 ABY SWEDEN	163
MR JOHN ODELL	31 PORSON ROAD CAMBRIDGE CB2 2ET	1,125
BRUCE VAN ALLEN ESQ	32245 EQUESTRIAN TRAIL SORRENTO FLORIDA 32776 USA	3,087

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688

ORDINARY 29 16/21P Issued on 05-DEC-2006

Total Number of Shareholder Accounts printed	11
Total holding for Return of Allotment	7,344

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	7,344
		7,344

Run Date: 19-DEC-2006 09:54AM
Ref: RS2802 V4.1e

Company Code: N09B

Registration Number 53688

Return of Allotment

BBA AVIATION PLC

ORDINARY 29 16/21P Issued on 05-DEC-2006

R U N P A R A M E T E R S

P r o c e s s i n g O p t i o n s

Share Class 02   NEW ORD

Registration Date 05-DEC-2006 to 05-DEC-2006

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT

Batch 002534

Companies House — for the record

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	73400		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	153P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted	Number allotted
Address 20 MOORGATE, LONDON	ORDINARY	73400
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14 December 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Companies House
— for the record —

RECEIVED
[illegible]

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHW P000

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	12	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	107542		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	213P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

.f the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST Address UK Postcode	Class of shares allotted ORDINARY	Number allotted 107,542
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 December 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688 ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MR BRIAN ATHERSUCH	13 WESLEY GROVE PORTSMOUTH PO3 5ER	866
MRS JULIE CAMPBELL-BAIRD	28 HENDERSON ROAD PORTSMOUTH HAMPSHIRE PO4 9JG	346
MR JAMES BAKER	20 SOUTH BARCOMBE ROAD CHILDWALL LIVERPOOL L16 7QF	1,732
MR COLIN BICHARD	42 FIR COPSE ROAD WATERLOOVILLE PO7 5HZ	866
MR RICHARD BLACKMAN	37 NUTWICK ROAD HAVANT PO9 2UG	346
MR KEVIN ARTHUR BLAZE	3 CLAMLEY GARDENS HALE VILLAGE LIVERPOOL L24 4BJ	519
MR DAVID ROY BOOTH	335 CROMFORD ROAD LANGLEY MILL NOTTINGHAM NG16 4HA	2,165
MR PATRICK JOHN BRACKEN	17 HALSNEAD AVENUE WHISTON PRESCOT L35 3SD	866
MR DEAN BRAMLEY	39 SUMMERHILL DRIVE BOGNOR REGIS PO22 6AT	519
MR ANTHONY JOHN BRISTLIN	5 SMALLWOOD FORGE NEWCASTLE ROAD SMALLWOOD CHESHIRE CW11 2UF	866
MR MICHAEL EDMUND BUCK	27 HARINGTON GREEN LIVERPOOL L37 1PN	866
MR STEPHEN BURDETT	81 TARBOCK ROAD SPEKE LIVERPOOL L24 0SW	1,385
MR PAUL BURTON	8 GREENWOOD DRIVE KIRKBY IN ASHFIELD NOTTINGHAM NG17 8JU	346
MR ALAN GEORGE CARTER	80 PARK ROAD	346

BBA AVIATION PLC

GOSPORT PO12 2HH

Return of Allotment

BBA AVIATION PLC

Company Code: N09B

Registration Number 53688

ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MR DARREN WILLIAM CHAMBERS	11 BOURNE AVENUE KIRKBY-IN-ASHFIELD NOTTINGHAM NG17 7FB	866
MR JASON CHURCH	70 SHELFORD ROAD SOUTHSEA PO4 8NU	866
MR GEORGE JOSEPH ALEX CLARK	57 KING EDWARD AVENUE MANSFIELD NOTTS NG18 5AE	1,732
MR DAVID CLIFT	144 DEVONSHIRE AVENUE PORTSMOUTH HAMPSHIRE PO4 9EQ	866
MR PETER COULSON	11 HILLS ROAD STEYNING BN44 3QG	866
MR MICHAEL CUNNINGHAM	11 GREEN LANE COPNOR PORTSMOUTH PO3 5EY	1,299
MR TONY PHILIP DALES	1C GREENWOOD AVENUE PORTSMOUTH PO6 3NP	866
MR CHARLES DALTON	4 SQUIRREL CLOSE EASTLEIGH SO50 8NE	259
MR GEOFFREY CHARLES DARLING	6 VAUX CRESCENT HERSHAM WALTON ON THAMES KT12 4HD	519
MR DAVID DERBYSHIRE	49 HALEWOOD AVENUE GOLBORNE WARRINGTON WA3 3RH	866
MR STEVE DERBYSHIRE	1 KNOLL GARDENS ST IVES RINGWOOD BH24 2LW	606
MR COLIN DOWNES	39 CLEEVE GLASCOTE TAMWORTH B77 2QD	866
BERNARD DUNBAVIN ESQ	4 LOXLEY CLOSE GREAT SANKEY WARRINGTON WA5 3QB	1,385
MR KENNETH A DUNCAN	78 FERNWOOD DRIVE	692

BBA AVIATION PLC

LIVERPOOL L26 7ZB

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 — ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MR GARY DUTTON	6 WAYVILLE CLOSE MOSSLEY HILL LIVERPOOL L18 7LB	1,732
MR GARETH EDWARDS	5 MOSSGROVE ROAD TIMPERLEY ALTRINCHAM WA15 6LF	866
MR MARK EDWARDS	42 GEORGE GARDENS FLEET GU51 3PW	1,732
MR JOHN TIMOTHY EVANS	45 EAST MEADE LIVERPOOL L31 8DX	1,212
MR MARK EVANS	310 POWERSCOURT ROAD COPNOR PORTSMOUTH PO2 7JS	866
MR KEITH FITZJOHN	FLAT 56 LORDS COURT LORDS STREET PORTSMOUTH PO1 1RA	1,732
MR IAN FORD	6 SPRING LANE SWANMORE SOUTHAMPTON SO32 2PT	433
MR TREVOR GIBBONS	29 ELSON ROAD GOSPORT PO12 4BL	866
MR HUGH GIBSON	13 BREWERS LANE GOSPORT PO13 0JU	519
MR MICHAEL GILLHAM	5 LYMBRIDGE DRIVE BLACKROD BOLTON BL6 5TH	692
MR PAUL GODFREY	9 BRICKFIELD ROAD PORTSWOOD SOUTHAMPTON HAMPSHIRE SO17 3AF	866
MR ALAN E GREEN	3 HEDGE END WALK HAVANT PO9 5LS	3,464
MRS EILEEN GREER	30 RAVENBANK ROAD LUTON LU2 8EJ	866
MR STEVEN GROSART	12 CLIFTON AVENUE	346

BBA AVIATION PLC

LIVERPOOL L26 7ZJ

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MRS ALICE HAMMOND	67 CORDREY GARDENS COULSDON CR5 2SQ	2,598
MR STEPHEN HANCOCK	7 YNYS Y COED OAKDALE BLACKWOOD NP12 0EG	519
MR DAVID NEIL HARRISON	28 WEST BANK AVENUE MANSFIELD NG19 7BN	866
MR MICHAEL KEVIN HOLMES	4 REDGATE STREET MANSFIELD NG19 6ER	1,732
MR LESLIE HORNBY	53 SEAFORD ROAD BOLTON BL2 4BU	1,732
MR MARK HORNER	43 GILESTON WALK ST DIALS CWMBRAN NP44 4PG	866
MR ROBERT JOHNSON	50 KELSEY AVENUE SOUTHBOURNE EMSWORTH PO10 8NQ	1,732
MR IAN JONES	44 GEORGE STREET PORTSMOUTH PO1 5QJ	433
MRS MARIE ANGELA KERR	74 CHOREFIELDS KIDLINGTON OXON OX5 1SY	1,905
MR JUSTIN LEE	4 ARCHWAY ROAD OLD CLIPSTONE MANSFIELD NG21 9BU	1,732
MS GISSELE LEISHMAN	8 NICHOLSON WAY HAVANT PO9 3AZ	1,732
MR PETER F LILLEY	76 WOODSIDE GOSPORT PO13 0YU	866
MR KEVIN LLOYD	12 NORTH STREET KIRKBY IN ASHFIELD NOTTS NG17 9AN	866
MR CHRISTOPHER MANVELL	11 SHERI DRIVE NEWTON LE WILLOWS WA12 8PT	1,732

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MR TIMOTHY EDWIN MASON	177 PADDOCK ROAD SOUTH HAM BASINGSTOKE RG22 6QG	866
MRS VALERIE MAYHEW	GLABE COTTAGE 13 HIGH STREET SILSOE BEDFORD MK45 4DR	519
MR GLENN MCGUINESS	11 CONISTON WALK FAREHAM PO14 1LB	692
MR MALCOLM KEITH MCINTOSH	15 COVERDALE CLOSE GREAT SANKEY WARRINGTON CHESHIRE WA5 3DH	1,732
MR CHRISTOPHER MERRITT	47 FALLOWFIELD GROVE PADGATE WARRINGTON WA2 0QQ	866
MR DONATO NAGY	226 JEANS WAY DUNSTABLE LU5 4PS	606
MR NOEL NOLAN	21 ALBERT ROAD COSHAM PORTSMOUTH PO6 3DD	2,598
MR GRAHAM NULTY	31 LAKESIDE CLOSE WIDNES WA8 8RQ	866
DR JOHN ODELL	APT 4 3 LITTLE TITCHFIELD STREET LONDON W1W 7BU	4,330
MR CHRISTOPHER O'HARA	7 SOUTH NORMANDY PORTSMOUTH PO1 2ES	1,212
MR MICHAEL BENSON-OLIVER	2 LARCH CLOSE LEE ON THE SOLENT GOSPORT HAMPSHIRE PO13 8HQ	346
MR GRAHAM PERRY	19 SEA MILL GARDENS PORTSEA PORTSMOUTH PO1 3PP	1,732
MR GRAHAM PROCTOR	54 BEAUMONT CHASE BOLTON BL3 4XH	866

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688 ORDINARY 29 16/21P Issued on 04-DEC-2006

Name	Address of Shareholder	Holding
MR JOHN REDMOND	17 CORNFORTH WAY SANDRINGHAM GARDENS WIDNES WA8 9WB	779
MR BERNARD RILEY	6 KINGSWEAR DRIVE BOLTON BL1 6EX	2,598
MR JOHN BARRY ROBINSON	14 KIRKCALDY AVENUE GREAT SANKEY WARRINGTON WA5 3NS	1,732
MISS JULIE ROBINSON	52 GERALDINE ROAD WANDSWORTH LONDON SW18 2NT	4,330
MR MARK ROWBOTTOM	26 WENTWORTH ROAD KIKBY IN ASHFIELD NOTTS NG17 8NA	1,732
MR PETER SAWLEY	29 PORTSMOUTH ROAD HORNDEAN WATERLOOVILLE PO8 9LN	866
MR DAVID SHAW	62 WEST END PINXTON NOTTINGHAM NG16 6NN	1,385
MR ANDREW D SIMMONS	24 REDCAR AVENUE COPNOR PORTSMOUTH PO3 6LE	2,598
MR GEOFFREY DOWDEN-SMITH	47 DOWNS CLOSE CROOKHORN WATERLOOVILLE PO7 8SN	1,559
MR MARTIN KENNETH STUBBERFIELD	1 MARIGOLD CLOSE BASINGSTOKE RG22 5RG	866
MR MICHAEL JAMES TAYLOR	STCHADS 195 HUTHWAITE ROAD SUTTON-IN-ASHFIELD NG17 2HB	1,732
MR GURMEL TOOR	9 BOURNE AVENUE HAYES UB3 1QL	1,732
MR ROBERT SIMON TURNER	8 THORNBURY DRIVE MANSFIELD NG19 6NB	692

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 04-DEC-2006

Name and Address of Shareholder		Holding
MR JOHN LAWRENSON-WELSH	WHITE HOUSE FARM PRESCOT ROAD WIDNES WA8 5PS	1,039
MR JAMES WEST	231 HAVANT ROAD DRAYTON PORTSMOUTH PO6 1DA	346
MR NICHOLAS ANDREW WHEELER	9 CRANBOURNE COURT CRANBOURNE LANE BASINGSTOKE RG21 3NW	1,385
MR PAUL WHITE	105 SOUTH ROAD HORNDEAN WATERLOOVILLE PO8 0ER	866
MRS PHILIPPA CATHERINE WHITE	19 SOUTHWOOD ROAD NEW ELTHAM LONDON SE9 3QE	519
MR MARTIN ANDREW WILLIAMS	57 CLARKES CRESCENT ECCLESTON ST HELENS WA10 5EA	866
MR BRIAN WOODRUFF	10 ARDENNES ROAD LIVERPOOL L36 7UF	1,732
MR CHRISTOPHER DAVID WRIGHT	32 THE HAMLET SOUTH NORMANTON ALFRETON DE55 2JA	866

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 04-DEC-2006

Total Number of Shareholder Accounts printed	90
Total holding for Return of Allotment	107,542

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	107,542
OPT OPTION	8250 ON-LINE AUDIT (REGISTER)	0
		107,542

Return of Allotment

Company Code: N09B

BBA AVIATION PLC

Registration Number 53688

ORDINARY 29 16/21P Issued on 04-DEC-2006

R U N   P A R A M E T E R S

P r o c e s s i n g   O p t i o n s

Share Class 02   NEW ORD

Registration Date 04-DEC-2006 to 04-DEC-2006

Sortkey Start
Sortkey End

Transaction Code	Posting Type
OPT OPTION	2230 NEW SHARES ALLOTMENT
OPT OPTION	8250 ON-LINE AUDIT (REGISTER)

Batch

G

CHFP055

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

* insert full name of company

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Pursuant to section 122 of the Companies Act 1985

To the Registrar of Companies

(Address overleaf)

For official use

Company Number: 53688

Name of Company

* **BBA Aviation plc (formerly BBA Group plc)**

gives notice that:

Following the purchase of 9 BBA Group plc ordinary shares of 25p each on 13 November 2006, the 9 shares were cancelled on the same day.

Signed [signature] Designation ‡ **Secretary** Date 7th December 2006

Presentor's name, address, telephone number and reference (if any):

Mrs A Hammond
BBA Aviation plc
7th Floor
20 Balderton Street
London W1K 6TL

For official use
General Section | Post room

ICSA SOFTWARE
BLUEPRINT *Company Secretary*

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP055

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies (address overleaf)

Please do not write in the space below. For Inland Revenue use only.

For offical use | Company Number: 53688

Insert full name of company

Name of Company

BBA Group plc

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary Shares		
Number of shares purchased	9		
Nominal value of each share	25p		
Date(s) on which the shares were delivered to the company	13 November 2006		
Maximum prices paid for each share §	£2.72		
Minimum prices paid for each share §			

Note

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£	£24.48
Stamp duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£	£5.00

‡ Insert Director, Secretary, Receiver, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 14 Nov 2006

Presentor's name address and reference (if any):

Mrs A Hammond
BBA Group plc
7th Floor
20 Balderton Street
London W1K 6TL

For official use
General Section | Post room

ICSA SOFTWARE
BLUEPRINT Company Secretary

ICSA SOFTWARE

BLUEPRINT
Company Secretary

Please complete in typescript, or in bold black capitals.

CHFP055

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number: 53688

Company Name in full: BBA AVIATION PLC

RECEIVED

	Day	Month	Year		Day	Month	Year
Date of appointment	01	12	2006	†Date of Birth	05	05	1956

Appointment as director: ✓ as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Appointment form

Notes on completion appear on reverse.

NAME *Style / Title: MR *Honours etc:

Forename(s): MARK

Surname: HARPER

Previous Forename(s):

Previous Surname:

Usual residential address: 2 Orchard View
Tithe Lane
Clifton

Post town: Banbury Postcode: OX15 0PU

County / Region: Oxfordshire Country:

† Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

† Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent Signature: M J Harper **Date**: 1/12/2006

A director, secretary etc must sign the form below.

Signed: [signature] **Date**: 1/12/2006

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate.

Please give the name, address, telephone number and, if available, ... code

Gabriele Tripp
PA to Company Secretarial Dept.
BBA Aviation plc
20 Balderton Street
London W1K 6TL

FRIDAY
AFNH3LK1
A85 22/12/2006 217
COMPANIES HOUSE

THU
A4FK7L5A
A12 07/12/2006 53
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised July 1998

Company Number 53688

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the *usual residential line.*

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the *title or succeeded to it.*

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Current Directorships for MR MARK HARPER
Filtrona Finance Limited
Filtrona International Limited
Filtrona plc
Filtrona Venezolana C.A.
FractureCode Corporation Aps
Past Directorships for MR MARK HARPER
Boen & Associates, Inc. (31-Jan-2005)
Bunzl Plastics Limited (03-Jun-2005)
Bunzl Public Limited Company (06-Jun-2005)
Cigarette Components Limited (06-Jul-2005)
Enitor B.V. (31-Dec-2005)
FilThai Company Limited* (30-Nov-2005)
Filtrona de Mexico, S DE R.L. DE C.V. (31-Dec-2005)
Filtrona Espanola S.A. (31-Dec-2005)
Filtrona Extrustion, Inc. (31-Oct-2005)
Filtrona Greensboro, Inc. (31-Dec-2005)
Filtrona Industrial Corporation (17-Mar-2005)
Filtrona Jordan (Limited Liability Company) (02-Feb-2003)
Filtrona Richmond, Inc. (31-Dec-2005)
Filtrona United Kingdom Limited (03-Oct-2005)
Moulding Specialists Texas, LLC (17-Mar-2005)
Multiquip Limited (18-Oct-2004)
P.T. Filtrona Indonesia (19-Jul-2005)
Servicios Filtrona, S DE R.L. DE C.V. (31-Dec-2005)
Thinking Plastics, LLC (10-Mar-2005)

Companies House — for the record —

Please complete in typescript, or in bold black capitals.
CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA Aviation Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24	11	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1000		
Nominal value of each share	29 16/21P		
Amount (if any) paid or due on each share (including any share premium)	153P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) CAZENOVE NOMINEES LIMITED A/C ESOS	Class of shares allotted	Number allotted
Address 20 MOORGATE LONDON	ORDINARY	1000
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/11/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

RECEIVED

2007 APR 27 A 9:-2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA Aviation Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	11	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	224	20667	
Nominal value of each share	29 16/21P	29 16/21P	
Amount (if any) paid or due on each share (including any share premium)	£2.45	£2.09	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) SEE ATTACHED LIST	Class of shares allotted	Number allotted
Address	ORDINARY	20891
	ORDINARY	
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/11/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Run Date: 24-NOV-2006 12:36PM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY SHARES Issued on 23-NOV-2006

Name and Address of Shareholder		Holding
MR SIMON BENSON	NORTHCROFT 6 BEREWEEKE ROAD WINCHESTER SO22 6AN	8,074
MR MARTIN JEFFREY GRACE	2 PENHALE CLOSE LIVERPOOL L17 5BT	3,875
MR JAMES HASSALL	54 BARNFIELD DRIVE LIVERPOOL L12 1LB	4,844
MRS MARIE ANGELA KERR	74 CHOREFIELDS KIDLINGTON OXON OX5 1SY	224
MR PETER KNIPE	ST GEORGES STATION ROAD SOBERTON SOUTHAMPTON SO32 3QU	645
MR JAMES WHITE	44 ST JAMES ROAD EMSWORTH PO10 7DW	3,229

Run Date: 24-NOV-2006 12:36PM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA AVIATION PLC

Registration Number 53688

ORDINARY SHARES Issued on 23-NOV-2006

Total Number of Shareholder Accounts printed	6
Total holding for Return of Allotment	20,891

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	20,891
		20,891

COMPANIES FORM No. 122

G

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 53688

Name of company

* insert full name of company

* BBA AVIATION PLC (PREVIOUSLY BBA GROUP PLC)

gives notice that:

In accordance with an ordinary resolution passed at an extraordinary general meeting on 16 November 2006, on 17 November 2006 each issued and each authorised but unissued ordinary share of nominal value of 25 pence each in the capital of the Company was sub-divided into 21 ordinary shares of nominal value of $1^{4}/_{21}$ pence each in the capital of the Company and forthwith upon such sub-division every 25 of such sub-divided shares were consolidated into one consolidated ordinary share of nominal value of $29^{16}/_{21}$ pence each in the capital of the Company.

† Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation † Secretary Date 20 November 2006

Presentor's name address and reference (if any):
Slaughter and May
One Bunhill Row
London
EC1Y 8YY

RAC/AJS
G122_BBA.xfd

For official Use
General Section | Post room

Laserform International 3/00

53688

BBA Group plc

**Extraordinary General Meetings
Held on 16 November 2006**

1. EGM relating to proposed change of name to BBA Aviation plc

The following resolution was duly passed at an extraordinary general meeting of BBA Group plc at 2.00 p.m. on 16 November 2006:

Special Resolution

THAT, conditional upon completion of the demerger of the Company's Fiberweb nonwovens business (which will take place upon the ordinary shares in Fiberweb plc being admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities), the name of the Company be changed to BBA Aviation plc.

2. EGM relating to proposed Demerger of BBA's Fiberweb nonwovens business, *share capital consolidation and new employee share plans*

The following resolutions were duly passed at an extraordinary general meeting of BBA Group plc at 2.15 p.m. on 16 November 2006:

Resolutions

THAT

1. the Demerger (as defined in the circular to BBA Shareholders dated 31 October 2006 (the "**Circular**")) be and hereby is approved;

2. conditional upon the passing of resolution 1 in this notice and on the ordinary shares (the "**Fiberweb Shares**") of Fiberweb plc ("**Fiberweb**") being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities ("**Fiberweb Admission**"), a dividend *in specie* of Fiberweb Shares credited as fully paid (the "**Demerger Dividend**") is declared and the Directors of the Company be and are hereby authorised to pay the Demerger Dividend, to the ordinary shareholders of the Company on the register of members at 4.30 p.m. (London time) on 16 November 2006 (or such other time or date as the Directors (or any duly authorised committee of them) may determine) (the "**Demerger Record Time**") in the proportion of one Fiberweb Share for four BBA Shares then held by such shareholders so that

immediately prior to Admission all holders of ordinary shares in the Company will hold one Fiberweb Share for every four BBA Shares held at the Demerger Record Time provided that where such dividend *in specie* results in any member being entitled to a fraction of a Fiberweb Share, such fraction shall, so far as possible be aggregated with the fractions of Fiberweb Shares to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person on behalf of the relevant members, all Fiberweb Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto;

3. subject to and conditional upon the passing of the resolutions numbered 1 and 2 in this notice, on Fiberweb Admission and the Consolidated BBA Shares (as defined below) being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities (**"BBA Admission"**), every one issued and every authorised but unissued ordinary share of nominal value of 25 pence each in the capital of the Company (the **"Non-Consolidated BBA Shares"**) be sub-divided into 21 ordinary shares of nominal value of $1^{4}/_{21}$ pence each in the capital of the Company and forthwith upon such sub-division every 25 of such sub-divided shares be consolidated into one consolidated BBA Share of nominal value of $29^{16}/_{21}$ pence each in the capital of the Company (the **"Consolidated BBA Shares"**) as described in paragraph 1.2 of Part 2 of the Circular provided that where such share consolidation results in any member being entitled to a fraction of a Consolidated BBA Share, such fraction shall, so far as possible be aggregated with the fractions of Consolidated BBA Shares to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person on behalf of the relevant members, all BBA Consolidated Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto;

4. the Directors of the Company be and are hereby authorised and instructed to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolutions numbered 1, 2 and 3 in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature;

5. subject to the share consolidation described in the resolution number 3 in this notice becoming effective and conditional on BBA Admission, the Directors be and are hereby generally and unconditionally authorised, pursuant to section 166 of the Companies Act 1985, to make one or more market purchases (as defined in section 163(3) of such Act) of BBA Shares of nominal value $29^{16}/_{21}$ pence each on such terms and in such manner as the Directors shall determine, provided that:

   (i) the maximum aggregate number of Consolidated BBA Shares authorised to be acquired shall be 61,703,112;

(ii) the maximum price (exclusive of expenses) which may be paid for a Consolidated BBA Share shall be the higher of (a) not more than 5% above the average of the closing price (as derived from the London Stock Exchange Daily Official List) for the BBA Shares on the 5 business days immediately preceding the day on which the BBA Share is contracted to be purchased; and (b) the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out;

(iii) the minimum price which may be paid for a BBA Share shall be $29^{16}/_{21}$ pence, which amount shall be exclusive of expenses;

(iv) the authority shall expire, unless previously revoked or varied, on 15 May 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, provided that the Company may make a contract to purchase BBA Shares under this authority before the expiry of such authority which may or will be executed wholly or partly after the expiry of such authority and may make a purchase of BBA Shares pursuant to any such contract; and

(v) all BBA Shares purchased pursuant to the said authority shall either:

(a) be cancelled immediately upon completion of the purchase; or

(b) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

6. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Deferred Bonus Plan (**"BDBP"**) and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect;

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BDBP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BDBP;

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BDBP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BDBP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

7. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Long-Term Incentive Plan (**"BLTIP"**) and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect;

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BLTIP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BLTIP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BLTIP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BLTIP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

8. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Executive Share Option Plan (**"BESOP"**) and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect; and

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BESOP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BESOP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BESOP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BESOP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

9. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

(i) the establishment by Fiberweb of the Fiberweb Deferred Share Matching Plan, (the "**Share Matching Plan**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the Share Matching Plan;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Share Matching Plan; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval

would be required to amend the comparable provisions in the Share Matching Plan;

10. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

    (i) the establishment by Fiberweb of the Fiberweb Long-Term Incentive Plan (the "**LTIP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

    (ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

        (a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the LTIP;

        (b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the LTIP; and

        (c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the LTIP;

11. *conditional upon the passing of resolutions numbered 1 and 2 in this notice and on* Fiberweb Admission:

    (i) the establishment by Fiberweb of the Fiberweb Executive Share Option Plan (the "**ESOP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

    (ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

        (a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the ESOP;

        (b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the ESOP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the ESOP;

12. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

(i) the establishment by Fiberweb of the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme (the **"All-employee Plans"**), a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the All-employee Plans;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the All-employee Plans; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the All-employee Plans.

CHAIRMAN

Dated: 15 November 2006

53(:87

RECEIVED

[illegible] 27 A 9: 3

[illegible] CORPORATE FINANCE

Memorandum of Association

1. The name of the Company is "BBA Group PLC".*

2. The Company is to be a public company.

3. The registered office of the Company will be situate in England and Wales.

4. The objects for which the Company is established are:-

4.1.1 To carry on the trade or business of manufacturers of, dealers in, contractors for importers and exporters of textile and other belting, webbing, tape, oil press and other cloth, asbestos products including friction and anti-friction materials, packings and jointings, materials for heat, electrical and other insulation, fire-resisting materials and products of all kinds, whether of rubber, synthetics, plastics, textiles or otherwise.

4.1.2 To carry on the business of manufacturing chemists, including purchase, sale, manufacture and adaptation for sale, and any industrial process involving organic or inorganic materials including rubber, plastics, synthetics, oils, resins and pigments.

4.1.3 To carry on the business of chemical, physical, mechanical and electrical testing of belting, brake lining, asbestos and other products.

4.1.4 To carry on the business of mechanical and general engineers, manufacturers of machinery, millwrights, machinists and metallurgists and to buy, sell, manufacture, repair, convert, alter and deal in machinery, implements and hardware of all kinds.

4.1.5 To carry on any other business or businesses (manufacturing, merchanting and distributing by wholesale, retail or otherwise) which may seem to the Company capable of being conveniently carried on in connection with the above, or directly or indirectly calculated in the opinion of the Directors to advance its interests.

4.2 To carry on the business of an investment holding company and to undertake and transact all kinds of business in relation thereto.

4.3 To invest the capital and other moneys of the Company in the purchase or upon the security of shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wheresoever constituted or carrying on business, and shares, stocks, debentures, debenture stocks, bonds, mortgages, obligations, and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, municipal, local or other authority or body of whatsoever nature, whether at home or abroad and to buy and sell foreign exchange.

4.4 To purchase or otherwise acquire and undertake the whole or any part of any business which this Company is authorised to carry on, and to take over all or any part of the property, goodwill, and liabilities thereof, or any other property suitable for the purposes of this Company.

4.5 To apply for, purchase or otherwise acquire any patents, trade marks, copyrights, licences, concessions, and the like, conferring any exclusive or non-exclusive or limited right to use any invention which may seem capable of being used for any of the purposes of this Company, or the acquisition of which may seem calculated directly or indirectly to benefit this Company, and to use, exercise, develop or grant licences in respect of or otherwise turn to account the property and rights so acquired.

4.6 To purchase or acquire (for a cash price or an annual payment, or partly the one and partly the other, or for any other consideration) feu, or lease lands and buildings, or other real or heritable property, and to construct, improve, alter, fit up, supply with machinery and plant, maintain, work, manage, carry on or control any factories, warehouses, shops, stores and other works and conveniences which may seem calculated directly or indirectly to advance the Company's interest, and contribute to, subsidise, or otherwise assist or take part in the construction, improvement, altering, fitting-up, supplying with machinery and plant, maintenance, working, management, carrying on, or control thereof.

4.7 To enter into partnership or into any arrangement for sharing profits, union of interests, co-operation, joint adventure, reciprocal concession or otherwise, with any person or company carrying on or engaged in or about to carry on or engage in any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company, and to lend money to, guarantee the contracts of, or otherwise assist any such person or company to take or otherwise acquire shares and securities of any such company, and to sell, hold, or otherwise deal with the same.

* NOTE:- The name of the Company was changed from W. Willson Cobbett Limited to "Scandinavia" Belting Limited on the 19th April, 1911, from "Scandinavia" Belting Limited to British Belting & Asbestos Limited on the 21st May, 1925, from British Belting & Asbestos Limited to BBA Group Limited on 2nd January, 1967, from BBA Group Limited to BBA Group plc on 16th October, 1981, and from BBA Group plc to BBA Aviation plc with effect from 17th November, 2006, pursuant to a Special Resolution passed on 16th November, 2006.

(Amended by Special Resolutions passed on 29th September, 1949, 28th June, 1973, 10th May, 1984, by Resolution of the Board on 16th October, 1981 and by Special Resolution passed on 16th November, 2006)

LD1 *LH65TKLB* 54
COMPANIES HOUSE 17/11/2006

4.8 To establish and regulate agencies for the purposes of the Company.

4.9 To sell, demise, let, feu, dispose of, or otherwise deal with the whole or any part of the business property (real or heritable or personal) or undertaking of the Company for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any other company, and to purchase, subscribe for, or otherwise acquire, and to hold the shares, stocks, and obligations of any company in any part of the world, and upon a distribution of assets or divisions of profits to distribute any such shares, stocks, or obligations amongst the members of this Company in specie.

4.10 To promote any other company for the purpose of acquiring all or any of the property and liabilities of this Company, or for any other purpose which may seem directly or indirectly calculated to benefit this Company, or of advancing directly or indirectly the objects and interests thereof, and to take and otherwise acquire and hold shares in any such company, and to guarantee the payment of any debentures or any securities issued by any such company.

4.11 Generally to purchase, take on lease or in exchange, hire or otherwise acquire, any real and personal property, and any rights or privileges which the Company may think necessary or convenient for the purposes of its business.

4.12 To invest and deal with the moneys of this Company not immediately required upon such securities and in such manner as may from time to time be determined.

4.13 To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any company which is a subsidiary of the Company or otherwise is allied to or associated with the Company, or who are or were at any time Directors or officers of the Company or of any such other company, and the wives, widows, families and dependants, of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or other bodies or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any such other company; and to make payments for or towards the insurance of any such persons.

4.14 To establish and maintain, and to contribute to, any scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of its employees or former employees, or those of any subsidiary company, or by or for the benefit of any such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees, Directors or officers or those of its subsidiary and/or associated companies and (so far as for the time being permitted by law) to lend money to the Company's employees (other than Directors) with a view to enabling them to acquire shares in the Company.

4.15 To receive money on deposit or borrow or raise money from any person, firm or company, including inter alia any Director or Member of the Company, and to secure the payment of money in such manner as the Company shall think fit, and by the issue of debentures or debenture stock, perpetual or otherwise, charged upon all or any of the Company's property (both present and future), including its uncalled capital, or by Bonds, Bonds and Dispositions in security, conveyances in trust or ex facie absolute agreements or other deeds or writings charged thereon all as the Company or the Board of Directors shall think fit, and to redeem and pay off any such securities.

4.16 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.17 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by all or any such methods or otherwise, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including, (without limiting the generality of the foregoing) any company which is for the time being a subsidiary of the Company or is associated with the Company in business.

4.18 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security of any description.

4.19 To do all or any of the above things in any part of the world, and as principals, agents, contractors, trustees, or otherwise, and by or through trustees, agents

or otherwise, and either alone or in conjunction with others.

4.20 To do all such other things as are incidental or conducive to the attainment of the above objects or any of them.

4.21 And it is hereby declared that the word "company" in this clause, except where used in reference to this Company, shall be deemed to include any partnership or other body of persons, whether incorporated or not incorporated, and whether domiciled in the United Kingdom or elsewhere.

And it is hereby declared that the objects of the Company as specified in each of the foregoing paragraphs of this clause (except only if and so far as otherwise expressly provided in any paragraph) shall be separate and distinct objects of the Company and shall not be in anywise limited by reference to any other paragraph or the order in which the same occur or the name of the Company.

5. The liability of the Members is limited.

6. The capital of the company is £18,000,000, divided into 250,000 Preference Shares of £1 each, and 71,000,000 Ordinary Shares of 25p each. The holders of the preference shares shall be entitled to a fixed cumulative preferential dividend at the rate 5 per cent. per annum on the amount for the time being paid up, or credited as paid up, in respect of such preference shares, and shall rank as regards dividends and capital in priority to the ordinary shares. Upon any increase of capital the Company is to be at liberty to issue any new shares with any preferential, deferred, qualified, or special rights, privileges, or conditions attached thereto.

NOTES:-

1. The original share capital of £200,000 was divided into 100,000 6 per cent. Cumulative Preference Shares of £1 each and 100,000 Ordinary Shares of £1 each.
2. By a Scheme of Arrangement sanctioned by the Court on 7th November, 1949, the 6 per cent. Cumulative Preference Shares were converted into 5 per cent. Cumulative Preference Shares (having attached the special rights and conditions set out in the Scheme) and by Special Resolution passed on 29th September, 1949, subject to the said Scheme becoming effective, the capital of the Company was increased to £500,000 consisting of 250,000 5 per cent. Cumulative Preference Shares of £1 each and 250,000 Ordinary Shares of £1 each.
3. By Ordinary Resolution passed on 12th August, 1954, the capital of the Company was increased to £900,000 by the creation of 400,000 additional Ordinary Shares of £1 each.
4. By Ordinary Resolution passed on 23rd March, 1956, the capital of the Company was increased to £1,500,000 by the creation of 600,000 additional Ordinary Shares of £1 each.
5. By Special Resolution passed on 27th May, 1960, the Ordinary Shares of £1 each were sub-divided into Ordinary Shares of 25p each and the capital of the Company was increased to £2,750,000 by the creation of 5,000,000 Ordinary Shares of 25p each.
6. By Ordinary Resolution passed on 30th January, 1964 the capital of the Company was increased to £4,000,000 by the creation of 5,000,000 Ordinary Shares of 25p each.
7. By Ordinary Resolution passed on 6th February, 1969, the capital of the Company was increased to £7,000,000 by the creation of 12,000,000 Ordinary Shares of 25p each.
8. By Ordinary Resolution passed on 29th June, 1972, the capital of the Company was increased to £10,000,000 by the creation of 12,000,000 Ordinary Shares of 25p each.
9. By Ordinary Resolution passed on 20th May, 1976, the capital of the Company was increased to £15,000,000 by the creation of 20,000,000 Ordinary Shares of 25p each.
10. By Ordinary Resolution passed on 17th May, 1979, the capital of the Company was increased to £18,000,000 by the creation of 12,000,000 Ordinary Shares of 25p each.
11. By Special Resolution passed on 10th April, 1985, the capital of the Company was increased to £24,250,000 by the creation of 25,000,000 Ordinary Shares of 25p each.
12. By Special Resolution passed on 29th July, 1985, the capital of the Company was increased to £30,750,000 by the creation of 26,000,000 Ordinary Shares of 25p each.
13. By Special Resolution passed on 25th February, 1986, the capital of the Company was increased to £49,250,000 by the creation of 74,000,000 Ordinary Shares of 25p each.
14. By Special Resolution passed on 9th September, 1986, the capital of the Company was increased to £62,250,000 by the creation of 52,000,000 Ordinary Shares of 25p each.
15. By Special Resolution passed on 16th May, 1988, the capital of the Company was increased to £157,250,000 by the creation of 95,000,000 6.75% Cumulative Redeemable Convertible Preference Shares of £1 each.
16. By Ordinary Resolution passed on 4th May, 1989, the capital of the Company was increased to £177,250,000 by the creation of 80,000,000 new Ordinary Shares of 25p each.
17. By Ordinary Resolution passed on 3rd May, 1990, the capital of the Company was increased to £197,250,000 by the creation of 80,000,000 new Ordinary Shares of 25p each.
18. By Ordinary Resolution passed on 2nd May, 1991, the capital of the Company was increased to £220,250,000 by the creation of 92,000,000 new Ordinary Shares of 25p each.
19. By Special Resolution passed on 27th April, 1993, the capital of the Company was increased to £245,250,000 by the creation of 100,000,000 new Ordinary Shares of 25p each.

WE, the several persons whose names and addresses are subscribed are desirous of being formed into a Company in pursuance of this Memorandum of Association, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses and Descriptions of Subscribers	Number of Ordinary Shares taken by each Subscriber
WALTER WILLSON COBBETT, Pen-y-Bryn, Sydenhem Hill, *Textile Belting Manufacturer.*	One
ADA FLORENCE COBBETT, Pen-y-Bryn, Sydenhem Hill, *Wife of W.W. Cobbett.*	One
EUGENE BARTIKEIT, The Chestnuts, East Molesey, *Merchant.*	One
TOM EVAN DALMAINE, 142 Silvermere Road, Catford, *Clerk.*	One
ROSE GEORGINA ENGLAND, North Lew, Elmwood Road, Croydon, Spinster, *Clerk.*	One
JOHN FENTON, New Lanark, Lanark, *Textile Belting Manufacturer.*	One
JAMES HOUSTON FENTON, New Lanark, Lanark, *Textile Belting Manufacturer.*	One

DATED this 9th day of August, 1897.

WITNESS to the above Signatures of the above-named WALTER WILLSON COBBETT, ADA FLORENCE COBBETT, EUGENE BARTIKEIT, TOM EVAN DALMAINE, and ROSE GEORGINA ENGLAND:

EDWIN COX,
2, Walbrook, London, E.C.

Clerk to Mr. H. C. Morris.

WITNESS to the Signatures of the above-named JOHN FENTON and JAMES HOUSTON FENTON:

WILLIAM MORTON,
New Lanark,

Cashier.

Articles of Association

Contents

*The name of the Company was changed from BBA Group plc to BBA Aviation plc with effect from 17th November 2006, pursuant to a Special Resolution passed on 16th November 2006.

Articles of Association

Preliminary

Exclusion of Table A

1. No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under statute, concerning companies shall apply as the regulations or articles of the Company.

Interpretation Article

2. In these Articles, if not inconsistent with the context, the following words in the first column of the table next hereinafter contained shall have the following meanings:-

Words	*Meanings*
"Address"	in relation to electronic communications, includes any number or address used for the purposes of such communications.
"the Act"	the Companies Act 1985.
"these Articles"	these Articles of Association, as altered from time to time.
"Auditors"	the auditors from time to time of the Company or, in the case of joint auditors, any one of them.
"Board"	the board of Directors from time to time of the Company or the Directors present at a meeting of the Directors at which a quorum is present.
"Certificated Share"	a share which is not an Uncertificated Share.
"Chairman"	the chairman of the Company from time to time.
"Directors"	the Directors of the Company from time to time.
"Electronic Signature"	anything in electronic form which the Board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication.
"Entitled by Transmission"	entitled to a Certificated Share in consequence of the death or bankruptcy of a Member or of any other event giving rise to its transmission by operation of law which has been noted in the register.
"Listing Rules"	the rules which are made from time to time by the relevant competent authority for the purpose of the regulation of the official listing of the Company's securities.
"London Stock Exchange"	the London Stock Exchange plc.
"Member"	a member of the Company.
"Month"	calendar month.
"Office"	the registered office of the Company from time to time.
"Official List"	the meaning given to such term in the Financial Services and Markets Act 2000.
"Operator"	operator of a relevant system as defined in the Uncertificated Securities Regulations.
"Participating Class"	a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system.
"Register"	the register of Members of the Company.

"Seal"	the common Seal of the Company and, as appropriate, any official seal kept by the Company by virtue of the Statutes.
"Secretary"	the Secretary of the Company from time to time appointed by the Directors pursuant to these Articles.
"Statutes"	the Act, every statutory modification or re-enactment thereof for the time being in force and every other statute or statutory instrument for the time being in force concerning companies and affecting the Company.
"Subsidiary"	a subsidiary within the meaning contained in Section 736 of the Act.
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Statutes which supplement or replace such Regulations.
"Uncertificated Share"	a share of a class which is at the relevant time a Participating Class title to which is recorded on the Register as being held in uncertificated form.
"United Kingdom"	Great Britain and Northern Ireland.
"UK Listing Authority"	the meaning given to such term in the Financial Services and Markets Act 2000.
"Writing"	written or produced by any substitute for writing or partly one and partly another including by way of electronic communications where specifically provided in a particular Article or where permitted by the Board in its absolute discretion.

Words importing the masculine gender shall include the feminine gender and vice versa.

Words importing the singular number shall include the plural number and vice versa.

References to any statute or statutory provision or subordinate legislation shall be construed as relating to any modification or re-enactment thereof for the time being in force.

Words or expressions which are not defined in these Articles but which are defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

References to a document being signed or to signature include reference to it being executed under hand or under seal or by any other method and, in the case of an electronic communication, are to its bearing an Electronic Signature.

Share Capital

Capital

3.1 The authorised share capital of the Company at the date of adoption of these Articles is £245,250,000 divided into 250,000 5 per cent. Cumulative Preference Shares of £1 each, 95,000,000 6.75 per cent. Cumulative Redeemable Convertible Preference Shares of £1 each and 600,000,000 Ordinary Shares of 25p each.

3.2 The said Cumulative Preference Shares shall confer on the holders thereof the right to receive in priority to all other shares in the capital of the Company out of the profits of the Company which it shall be resolved to distribute a cumulative preferential dividend at the rate of 5 per cent. per annum on the capital for the time being paid up thereon.*

*The right of the holders of the 5 per cent. Cumulative Shares to receive a cumulative preferential dividend at the rate of 5 per cent. per annum was modified as from 6 April 1973 by the operation of paragraph 18 of Schedule 23 of the Finance Act 1972 (as modified by the Finance Act 1976) in consequence whereof such dividend is payable at the rate of 3.5 per cent. per annum after taking into account advance corporation tax at the rate of 3/7ths (being the rate in force on 6 April 1973).

3.3 The said preferential dividend on the 5 per cent. Cumulative Preference Shares shall, for the purposes of Article 64, be deemed to be payable half yearly on 1 February and 1 August in every year. Subject thereto and to any special rights which may be attached to any other class of shares, the profits of the Company available for dividend and resolved to be distributed shall be distributed by way of dividend among the holders of the Ordinary Shares.

3.4 On a return of assets on a winding-up the assets of the Company available for distribution among the Members shall (subject to any provision made under Section 719 of the Act) be applied first in repaying to the holders of the 5 per cent. Cumulative Preference Shares the amounts paid up on such shares together with a premium of 12½ p per share and also a sum equal to any arrears or deficiency of the fixed dividend thereon, to be calculated down to the date of the return of capital and to be payable irrespective of whether or not such dividend has been declared or earned. The balance of such assets, subject to any special rights which may be attached to any other class of shares, shall be applied in repaying to the holders of the Ordinary Shares the amounts paid up on such shares and subject thereto shall belong to and be distributed among such holders rateably according to the number of such shares held by them respectively.

3.5 The 6.75 per cent. Cumulative Redeemable Convertible Preference Shares of £1 each in the capital of the Company ("the Convertible Preference Shares") shall have the special rights and be subject to the restrictions set out in this paragraph of this Article:-

3.5.1 Income

The holders of the Convertible Preference Shares shall be entitled to be paid out of the profits available for dividend in respect of each financial year or other accounting period of the Company a fixed cumulative preferential dividend ("CPS dividend") at the rate of 6.75 per cent. per annum (excluding the amount of any associated tax credit) on the capital for the time being paid up or credited as paid up thereon and ranking after the dividends on the 5 per cent. Cumulative Preference Shares of 5p each ("the 5 per cent. Preference Shares") but in priority to any payment of dividend to the holders of any other class of shares. The CPS dividend shall be payable half-yearly in equal amounts on 31 May and 30 November ("CPS dividend dates") (or in the event of any such date being a Saturday or Sunday or a day which is a public holiday in England on the next day which is not such a day) in each year in respect of the half-year ending on those respective dates. Payments of the CPS dividend shall be made to the holders of the Convertible Preference Shares on the register at any date selected by the Directors up to 42 days prior to the relevant CPS dividend date.

The holders of the Convertible Preference Shares shall not be entitled to any further right to participate in the profits of the Company.

3.5.2 Capital

(a) On a winding-up or other return of capital (otherwise than on conversion redemption or repurchase by the Company of any of its shares) the Convertible Preference Shares shall carry the right (subject to the prior rights of the 5 per cent. Preference Shares to receive payment of the amounts paid up thereon, the premium provided for by paragraph 3.4 of this Article 3 and any arrears or accruals of the dividends thereon but in priority to the holders of any other class of share) to receive out of the assets of the Company available for distribution to Members repayment in full of the capital paid up or credited as paid up on the Convertible Preference Shares and payment of a sum equal to all arrears and accruals (if any) of the CPS dividend whether or not such CPS dividend has been earned or declared calculated down to and including the date of the commencement of the winding-up or the date of the return of capital.

(b) The holders of the Convertible Preference Shares shall not be entitled to any further right to participate in the assets of the Company.

3.5.3 Conversion

(a) Each holder of Convertible Preference Shares shall be entitled at the times and in the manner set out herein to convert all or any of his Convertible Preference Shares into fully paid Ordinary Shares at the rate of 54.64 Ordinary Shares for every £100 nominal of Convertible Preference Shares so converted and so on in proportion for any greater or lesser number of Convertible Preference Shares (such rate as adjusted from time to time as provided in paragraphs 3.5.3(k)(I) or (m) herein being herein called "the Conversion Rate").

(b) For the purposes of this paragraph 3.5.3 a "Conversion Date" shall be 31 May in the year 1990 and in each of the following years up to and including the year 2005 unless in any of the such years the audited consolidated accounts of the Company and its subsidiaries for its last preceding accounting period shall not have been audited and sent to the holders of the Convertible Preference Shares by 28 days before the relevant Conversion Date in which case the Conversion Date for that year shall be the date falling 28 days after the date on which such accounts are so dispatched provided always that if any Conversion Date would otherwise fall on a Saturday or Sunday or a day which is a public holiday such Conversion Date shall be the date of the next day which is not such a day.

(c) The conversion rights shall be exercisable on any Conversion Date by completing the notice of conversion endorsed on the share certificate relating to the Convertible Preference Shares to be converted or (including where such Convertible Preference Shares are held in uncertificated form) a notice in such other form as may from time to time be prescribed by the Directors of the Company in lieu thereof (a "Conversion Notice") and lodging the same with the Registrars for the time being of the Company at any time during the period of 28 days ending on the Conversion Date (such period being herein called a "Conversion Period") together with such other evidence (if any) as the Directors may reasonably require to prove the title and claim of the person exercising such right to convert. A Conversion Notice once lodged may not be withdrawn without the consent in writing of the Company. The Company shall not less than 28 days nor more than eight weeks prior to each Conversion Date give to the holders of the Convertible Preference Shares notice in writing reminding them of their right to convert and stating the applicable Conversion Rate. Such notice shall give the name and address of the Registrars for the time being of the Company and shall also if the Directors have prescribed some form of Conversion Notice different from that endorsed on the certificates relating to the Convertible Preference Shares be accompanied by a copy of the Conversion Notice so prescribed.

(d) Conversion of such Convertible Preference Shares as are due to be converted as aforesaid on any Conversion Date (such shares being herein called the "Relevant Shares") shall be effected in such manner as the Directors may determine and as the law may allow and in particular but without prejudice to the generality of the foregoing may be effected in accordance with the provisions of paragraph 3.5.3(e) below.

(e) (i) The Directors may determine to effect conversion by redeeming the Relevant Shares on any Conversion Date at par either out of the profits of the Company which would otherwise be available for dividend or out of the proceeds of a fresh issue of Ordinary Shares provided the Directors shall first have obtained all requisite authorities for the purpose of enabling them to allot the Ordinary Shares which fall to be allotted pursuant to this sub-paragraph 3.5.3(e)(i) and/or grant rights to subscribe therefor and in any case where any such authority is required any right to subscribe which would otherwise be conferred shall be of no effect unless and until such authority is obtained. Subject as aforesaid, a Relevant Share confers on the holder thereof the right (if the Directors elect to redeem out of the profits of the Company which would otherwise be available for dividend) to subscribe for the appropriate number of Ordinary Shares at the applicable Conversion Rate at such premium as shall represent the amount (if any) by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled and in any such case the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption moneys payable to him in subscribing for such Ordinary Shares at such premium (if any) as aforesaid. Subject also as aforesaid, a Relevant Share confers on the holder thereof the right (if the Directors elect to redeem out of a fresh issue) to subscribe and shall authorise the Secretary of the Company (or any other person appointed for the purpose by the Directors) to subscribe as agent on the holder's behalf for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money on such terms as he shall think fit) at the applicable Conversion Rate and at such premium (if any) as shall represent the amount by which the redemption moneys exceed the nominal amount of the Ordinary Shares to which the holder is so entitled less the cost (if any) of any such borrowings as aforesaid; in any such case, the Conversion Notice given by a holder of Relevant Shares shall be deemed irrevocably to authorise

and instruct the Directors to apply the redemption moneys payable to him in payment either to him or his said agent.

(ii) The Directors may determine to effect conversion by means of consolidation and sub-division (the requisite consolidation and sub-division being resolved upon at the time of the passing of the resolution to create the Convertible Preference Shares). In the event of such determination by the Directors, all the Relevant Shares at any Conversion Date held by any holder or joint holders shall be consolidated into one share and such consolidated share shall be sub-divided into shares of 25p each (or such nominal amount as may be appropriate as a result of any other consolidation or sub-division of Ordinary Shares) of which 54.64 shares for each £100 nominal amount of the consolidated share (or such other number of shares as may be appropriate as a result of any adjustment pursuant to the provisions of paragraphs 3.5.3(k)(l) or (m) below) shall be Ordinary Shares (and so in proportion for any other nominal amount of the consolidated share) fractional entitlements being disregarded and the balance of such shares (including any fraction) shall be Non-voting Deferred Shares having the rights set out in this sub-paragraph 3.5.3(e)(ii).

In the case of a conversion effected by means of consolidation and sub-divisions as provided in this sub-paragraph 3.5.3(e)(ii) the Non-voting Deferred Shares arising as a result thereof shall on a return of capital on winding-up or otherwise entitle the holder only to repayment of the amounts paid up on such shares after repayment of the capital paid up on the Ordinary Shares and the payment of £5,000 on each Ordinary Share and shall entitle the holder neither to the payment of any dividend nor to receive notice of or attend or vote at any general meeting of the Company and such conversion shall be deemed to confer irrevocable authority on the Company at any time thereafter to appoint any person to execute on behalf of the holders of such Non-voting Deferred Shares a transfer thereof (and/or an agreement to transfer the same) to such person as the Company may determine and/or to purchase the same (in accordance with the provisions of the Act) in any such case for not more than 1 pence for all the Non-voting Deferred Shares then being purchased, without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain the certificate for such Non-voting Deferred Shares. The Company may at its option at any time after the creation of any Non-voting Deferred Shares redeem all of the Non-voting Deferred Shares then in issue at a price not exceeding 1 pence for all the Non-voting Deferred Shares redeemed at any one time upon giving the registered holders of such shares not less than 28 days previous notice in writing of its intention so to do fixing a time and place for the redemption. The unissued shares arising on such redemption shall be unclassified shares and shall automatically be consolidated and/or subdivided so as to be so far as possible shares of the same nominal amount as the Ordinary Shares of the Company then in issue.

The Non-voting Deferred Shares shall not be capable of being held in uncertificated form or transferred by means of a relevant system (as such expression is defined for the purposes of the Uncertificated Securities Regulations).

(f) Any fractions of Ordinary Shares arising on conversion shall not be allotted to the holders of the Relevant Shares otherwise entitled thereto but (if any such arrangement can be made) such fractions shall be aggregated and sold on behalf of such holders at the best price reasonably obtainable and the net proceeds, of sale distributed pro rata among such holders unless in respect of any holding of the Relevant Shares the amount to be distributed would be less than £2.50 in which case such amount shall not be so distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provisions of this paragraph 3.5.3(f) the Directors may appoint some person to make transfers or execute forms of transfer or renunciation on behalf of persons otherwise entitled to any such fractions and generally may make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

(g) On conversion the CPS dividend on any Convertible Preference Shares converted shall cease to accrue with effect from the Conversion Date. The Ordinary Shares resulting from the conversion shall carry the right to receive all dividends and other distributions declared made or paid on the ordinary share capital of the Company in respect of a record date after such conversion and shall otherwise rank *pari passu* in all respects with the Ordinary Shares then in issue and fully paid.

(h) Within 28 days after the Conversion Date the Company shall forward to each holder of the Relevant Shares at his own risk free of charge a cheque for any fractional entitlement to which he may be entitled and, if the Relevant Shares were not held in uncertificated form or if the holder so requests in writing, a definitive certificate for the appropriate number of fully paid. Ordinary Shares and a new certificate for any unconverted Convertible Preference Shares comprised in the certificate(s) surrendered by him.

In the meantime transfers shall be certified against the Register.

(i) If immediately after any Conversion Date 75 per cent. or more of the Convertible Preference Shares at any time issued shall have been converted the Company shall be entitled not later than 28 days after such Conversion Date (or any subsequent Conversion Date) to give to the holders of the Convertible Preference Shares which have not been converted not less than 28 days notice in writing to convert and on the date of expiry of such notice the holders of the Convertible Preference Shares shall be treated as having exercised the right to convert in respect thereof and the provisions relating to conversion shall apply *mutatis mutandis* as if the date of the expiry of the notice were the Conversion Date and such Convertible Preference Shares were Relevant Shares due to be converted on that Conversion Date. If the Company fails to give such notice, each holder of Convertible Preference Shares shall be entitled to serve on the Registrars of the Company for the time being a Conversion Notice not later than 56 days after any such Conversion Date as is first referred to in this paragraph 3.5.3(i) and the provisions relating to conversion shall apply *mutatis mutandis* as though that Conversion Notice had been duly given in accordance with paragraph 3.5.3(c) above. Within two weeks of the service of the notice to the holders of the Convertible Preference Shares by the Company exercising the right to treat such shares as converted any holder of Convertible Preference Shares may serve on the Registrars of the Company for the time being notice in writing stating such holder's wish that all or part of his holding of Convertible Preference Shares should be redeemed rather than converted. In any such case, such holding or part thereof of Convertible Preference Shares shall be redeemed at par together with a sum equal to all arrears and accruals of the CPS dividend on the same terms, mutatis mutandis as paragraph 3.5.4 below but as if references therein to "Redemption Date" meant the expiry of the period of 28 days' notice to convert from the Company referred to in this paragraph 3.5.3(i) save that there shall be no obligation on the Company to give the notice referred to in paragraph 3.5.4(b) below.

(j) The Company shall use its reasonable endeavours to procure that the Ordinary Shares arising on conversion are admitted to the Official List at the earliest practicable date following conversion.

(k) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to holders of Ordinary Shares, then, subject to the provisions of paragraph 3.5.3(n) below, the number of Ordinary Shares to result from any subsequent conversion of Convertible Preference Shares shall be increased accordingly and if any doubt shall arise as to the amount of the increase in the number of Ordinary Shares the certificate of the Auditors of the Company as to such increase shall be conclusive and binding on all concerned. No adjustment shall be made in the event of an issue of shares by way of capitalisation of profits or reserves in lieu of cash dividends.

(l) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Ordinary Shares shall be consolidated or sub-divided then the number of Ordinary Shares to result from any subsequent conversion of the Convertible Preference Shares shall be reduced or increased accordingly and if any doubt shall arise as to the number thereof the certificate of the Auditors of the Company as to the same shall be conclusive and binding on all concerned.

(m) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Company shall make any capital distribution to the holders of Ordinary Shares, then, subject to the provisions of paragraph 3.5.3(n) below, the number of Ordinary Shares to result from any subsequent conversion of the Convertible Preference Shares shall be increased by an amount determined to be appropriate by the Auditors of the Company whose certificate shall be conclusive and binding on all concerned. For the purposes of this paragraph 3.5.3(m) "capital distribution" means any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing of the resolution creating the Convertible Preference Shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except by means of a capitalisation issue not contravening sub-paragraph 3.5.6(i) below or any repayment of capital or purchase of the Company's own shares (other than a redemption or purchase of redeemable shares in accordance with the terms of issue thereof); for the purposes of this paragraph 3.5.3(m), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the Auditors of the Company as to the extent to which any part of any profit or reserves should be regarded as of a capital nature and, in any case where the Company shall purchase any Ordinary Shares, the amount of the capital distribution per Ordinary Share shall be that amount

which is the gross amount paid on such purchase divided by the number of Ordinary Shares remaining allotted or issued following such purchase.

(n) If and to the extent that, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves as referred to in paragraph 3.5.3(k) above or any capital distribution as referred to in paragraph 3.5.3(m) above, and as a result thereof the aggregate nominal amount of the Ordinary Shares into which any Convertible Preference Shares may be converted would, apart from the provisions of this paragraph (n), exceed the aggregate nominal amount of such Convertible Preference Shares then no adjustment to the Conversion Rate shall be made pursuant to paragraphs 3.5.3(k) or 3.5.3(m) above but the following provisions of this paragraph (n) shall apply:-

(i) As from the date of such issue or distribution the Company shall establish or make an additional credit to and thereafter (subject as provided in this paragraph (n) maintain in accordance with the provisions of this paragraph (n) a reserve ("the Conversion Rights Reserve") the amount of which shall at no time be less than the sum which for the time being would be required to be capitalised in order to pay up in full at par the additional aggregate nominal amount of Ordinary share capital mentioned in (iii) below pursuant to the conversion in full of all the Convertible Preference Shares then outstanding and shall apply the Conversion Rights Reserve in paying up such additional Ordinary Shares in full at par as and when the same fall to be allotted.

(ii) The Conversion Rights Reserve shall not be used for any purpose other than that specified above until all other reserves of the Company (other than any share premium account and capital redemption reserve fund) have been used and will then only be used to make good losses of the Company insofar as is required by law.

(iii) Upon the conversion of any of the Convertible Preference Shares, the Relevant Shares shall be converted at the Conversion Rate and, in addition, there shall be allotted in respect of such Relevant Shares to the holder thereof credited as fully paid such additional aggregate nominal amount of Ordinary Share capital as shall be equal to the difference between:-

(a) the aggregate nominal amount of the Ordinary Shares which fall to be allotted on conversion of the Relevant Shares at the Conversion Rate; and

(b) the nominal amount of Ordinary Shares into which such Relevant Shares would have been converted, having regard to the provisions of paragraphs 3.5.3(k) or (m) above, had it been possible for the Conversion Rate to be adjusted so that the aggregate nominal amount of Ordinary Shares into which Convertible Preference Shares may be converted would exceed the aggregate nominal amount of such Convertible Preference Shares,

and immediately upon such conversion so much of the sum standing to the credit of the Conversion Rights Reserve as is required to pay up in full such additional nominal amount of Ordinary Shares shall be capitalised and applied in paying up in full at par such additional nominal amount of Ordinary Shares, which shall forthwith be allotted credited as fully paid to the holder of the Relevant Shares. If upon the conversion of any Convertible Preference Shares the amount outstanding to the credit of the Conversion Rights Reserve is not sufficient to pay up in full such additional nominal amount of Ordinary Shares as aforesaid to which the holder of the Relevant Shares is entitled, the Directors of the Company shall apply any profits or reserves then or thereafter becoming available (including, to the extent permitted by law, share premium account and capital redemption reserve fund) for the purpose until such additional nominal amount of Ordinary Shares is paid up and allotted as aforesaid and until such time no dividend or other distribution shall be declared, paid or made on the Ordinary Shares.

(iv) On the day following the last Conversion Date, the amount (if any) standing to the credit of the Conversion Rights Reserve shall cease to be subject to the restrictions set out in sub-paragraph 3.5.3(n)(ii). Save as otherwise provided herein, the holders of Convertible Preference Shares shall have no right to the sums standing to the credit of the Conversion Rights Reserve.

(v) A certificate or report by the Auditors of the Company as to whether or not the Conversion Rights Reserve is required to be established and maintained and if so as to the amount thereof so required to be established and maintained, as to the amount of any additional credit to be made to the Conversion Rights Reserve, as to the purpose for which the Conversion Rights Reserve has been or may properly be used, as to the extent to which it has been used to make good losses of the Company and as to the additional

nominal amount of Ordinary Shares required to be allotted to a holder of Relevant Shares shall (in the absence of manifest error) be conclusive and binding on all concerned.

(vi) Ordinary Shares allotted pursuant to the provisions of this paragraph (n) shall rank pari passu in all respects with the other Ordinary Shares arising on conversion of the Convertible Preference Shares.

(vii) Any fractional entitlements to Ordinary Shares arising under this paragraph (n) shall first be aggregated with any fractional entitlements arising on conversion and all such fractional entitlements shall be dealt with in accordance with paragraph 3.5.3(f).

(viii) The Company shall give notice to all holders of Convertible Preference Shares of the number of additional Ordinary Shares to which holders may become entitled pursuant to the provisions of this paragraph (n) within 14 days of the establishment of, or the credit of any additional sum to, any Conversion Rights Reserve.

(ix) The amount standing to the credit of the Conversion Rights Reserve shall not be available for capitalisation or distribution amongst the holders of Ordinary Shares or otherwise except as provided by this paragraph (n).

(o) In performing their functions under this paragraph of this Article, the Auditors shall act as experts and not as arbitrators and the Arbitration Acts shall not apply.

3.5.4 Redemption and Purchase

(a) The Company shall, subject to the Act, redeem on 31 May 2006 (or so soon thereafter as the Company may be able to comply with the provisions of the Act) (the "Redemption Date") all of the Convertible Preference Shares (if any) in issue on that date at par together with a sum equal to all arrears and accruals of the CPS dividend thereon to be calculated down to and including the Redemption Date and to be payable irrespective of whether or not such dividend has been declared or earned.

(b) The Company shall give each holder of Convertible Preference Shares to be redeemed pursuant to this paragraph (4) not less than 28 days' notice in writing thereof specifying the Redemption Date and the place at which the certificates for such Convertible Preference Shares not held in uncertificated form are to be presented for redemption and on the Redemption Date the Company shall redeem the Convertible Preference Shares and each of the holders of the Convertible Preference Shares concerned shall, unless his holding is in uncertificated form, be bound to deliver to the Company at such place the certificates for such of the Convertible Preference Shares concerned as are held by him (or an indemnity in lieu thereof in a form satisfactory to the Company). Upon such delivery or, if the Convertible Preference Shares concerned are held in uncertificated form, on the Redemption Date the Company shall pay to such holder the amount due to him in respect of such redemption.

(c) As from the Redemption Date the CPS dividend shall cease to accrue on such Convertible Preference Shares except on any such Convertible Preference Shares in respect of which, upon due presentation, if so required, of the certificate relating thereto, payment of the money due at such redemption shall be refused.

(d) The receipt of the registered holder for the time being of any Convertible Preference Shares or in the case of joint holders the receipt of any of them for moneys payable on redemption thereof shall constitute an absolute discharge to the Company in respect thereof.

(e) Subject to the provisions of the Act the Company may at any time purchase Convertible Preference Shares (i) in the market, or (ii) by tender (available alike to all holders of Convertible Preference Shares), or (iii) by private treaty, in each case at a price (exclusive of all costs of purchase) which, if the Convertible Preference Shares are then admitted to the Official List, shall not exceed the average of the middle market quotations thereof based on the London Stock Exchange Daily Official List during the period of ten business days immediately prior to the date of such purchase, or, in the case of a purchase on the London Stock Exchange, at the market price thereof provided that such market price is not more than five per cent. above such average, and if not then so listed, shall not exceed 110 per cent. of its nominal amount, but not otherwise, and upon such other terms and conditions as the Company may think fit. The Company may exercise its rights and powers of purchase as regards the Convertible Preference Shares and any Further Convertible Preference Shares (as defined in paragraph 3.5.7 below) which may be issued pursuant to paragraph 3.5.7 below) not being a series which is identical to and forms a single series with the Convertible Preference Shares) at its sole discretion and without obligation to maintain the ratio between the nominal amounts for the time being outstanding of any series.

(f) The unissued shares arising on the redemption of any Convertible Preference Shares (whether pursuant to this paragraph 3.5.4 or on conversion pursuant to sub-paragraph 3.5.3(e)(i) above) shall be unclassified shares and shall automatically be consolidated and/or sub-divided so as to be as far as possible shares of the same nominal amount as the Ordinary Shares of the Company then in issue.

3.5.5 Voting and general meetings

(a) The holders of the Convertible Preference Shares shall, by virtue of, or in respect of their holdings of Convertible Preference Shares, have the right to receive notice of every general meeting of the Company, but shall not have the right to attend, speak or vote at any general meeting of the Company unless (i) at the date of such meeting, the CPS dividend on such shares is in arrears for six Months or more after any date fixed for payment thereof, in which case such holders shall have the right to attend, speak at and vote on any resolution at such general meeting, or (ii) a resolution is to be proposed abrogating, varying or modifying any of the rights or privileges of the holders of the Convertible Preference Shares, or (iii) a resolution is proposed for the winding-up of the Company, in each of which cases such holders shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

(b) Whenever the holders of the Convertible Preference Shares are entitled to vote at a general meeting of the Company upon any resolution proposed at such general meeting, on a show of hands every holder thereof who (being an individual) is present in person or (being a corporation) is present by a representative shall have one vote and on a poll every holder thereof who is present in person or by proxy shall be entitled to exercise the number of votes which he would have been entitled to exercise if all the Convertible Preference Shares held by him had been converted into Ordinary Shares at the Conversion Rate then applicable, or, after the last Conversion Date, shall be entitled to one vote in respect of each fully paid Convertible Preference Share registered in the name of such holder.

3.5.6 Other provisions

So long as any Convertible Preference Shares remain capable of being converted into Ordinary Shares then, save with such consent or sanction on the part of the holders of the Convertible Preference Shares as is required for variation of the rights attached to such shares:-

(i) no shares shall be allotted pursuant to a capitalisation of profits or reserves including any share premium account and capital redemption reserve except Ordinary Shares, which shall be allotted credited as fully paid, to holders of Ordinary Shares and upon any such allotment the Conversion Rate shall, subject to paragraph 3.5.3(n) above, be adjusted as appropriate under paragraph 3.5.3(k) above;

(ii) if any offer or invitation by way of rights or otherwise (not being an offer or invitation to which the provisions of sub-paragraph 3.5.6(iii) below apply) is made to holders of the ordinary share capital of the Company, the Company shall make or, so far as it is able, procure that there is made a like offer at the same time to each holder of Convertible Preference Shares as if his conversion rights had been exercised and exercised in full on the record date for such offer or invitation;

(iii) if prior to the last Conversion Date an offer is made to the holders of Ordinary Shares (or all such shareholders other than the offeror and/or any company controlled by the offeror and/or any person(s) acting in concert with the offeror) to acquire the whole or any part of the issued ordinary share capital of the Company or if any person proposes a scheme with regard to such acquisition and the Company becomes aware that the right to cast more than 50 per cent. of the vote which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or of such companies or persons aforesaid, the Company shall give written notice to all holders of Convertible Preference Shares of such vesting within 14 days of its becoming so aware and each such holder shall be entitled within the period of 42 days from the date of such notice to convert some or all of his Convertible Preference Shares into fully paid Ordinary Shares on the basis set out above except that the Conversion Period shall be the said period of 42 days and the Conversion Date shall be the last day of such period (or in the event of such day being a Saturday or a Sunday or a public holiday in England, on the next day which is not such a day).

Subject as aforesaid, the provisions as to conversion in paragraph 3.5.3 above shall apply *mutatis mutandis* to such conversion. At the expiration of the said period of 42 days, any outstanding Convertible Preference Shares in respect of which a duly completed Conversion Notice shall not have been received as set out above, shall cease to be capable of conversion pursuant to the provisions of this sub-paragraph 3.5.6(iii) by virtue of the notice then given hereunder but not otherwise;

(iv) no equity share capital (as defined in section 744 of the Act) shall be issued which is not in all respects uniform with the Ordinary Shares in issue on the date of adoption of the resolution creating the Convertible Preference Shares, save:-

(a) for equity share capital which is uniform except as to the date from which such capital shall rank for dividend;

(b) for equity share capital issued pursuant to an employees' share scheme (as defined in section 743 of the Act) approved by the Company in general meeting;

(c) for equity share capital which has attached thereto rights as to dividend, capital and voting which in no respect are more favourable than those attached to the Ordinary Shares in issue at the date for the adoption of the resolution creating the Convertible Preference Shares;

(d) for equity share capital issued pursuant to an offer or invitation which is extended to the holders of Convertible Preference Shares pursuant to sub-paragraph 3.5.6(ii);

(e) for the Convertible Preference Shares; and

(f) for Further Convertible Preference Shares (as defined in paragraph 3.5.7 below) which are only comprised in the Company's equity share capital because as respects capital such Further Convertible Preference Shares carry a right to participate beyond a specified amount in distribution being a right, (i) in the case of a distribution while such shares remain capable of conversion by the holders hereof, to participate as if the same had been converted on whatever basis of conversion applies to such shares (whether with or without priority as to repayment of the capital paid up or credited as paid up and with or without any amount so repaid being brought in account by the holders thereof) and (ii) in the case of a distribution after such shares have ceased to be capable of conversion by the holders thereof, to participate on a basis which is not more favourable than that specified in paragraph 3.5.2 in relation to the Convertible Preference Shares;

(v) the Company shall not (except as authorised by section 146(2) or by section 159 of the Act in respect of redeemable shares) reduce its share capital or any uncalled liability in respect thereof or (except as authorised by section 130(2), 160(2) or 170(4) of the Act) any share premium account or capital redemption reserve;

(vi) except for the five per cent. Preference Shares, and the Convertible Preference Shares (in the case of the Convertible Preference Shares pursuant only to paragraph 3.5.4 above), the Company shall not purchase any of its own shares;

(vii) no resolution shall be passed whereby the rights attaching to the Ordinary Shares shall be modified, varied or abrogated but, for the avoidance of doubt, it is hereby declared that any resolution for the disapplication of section 89(1) of the Act (or any provisions replacing the same) shall be deemed not to abrogate, vary or modify such rights;

(viii) the Company shall not make any offer or invitation to the holders of Ordinary Shares or allot any shares in pursuance of a capitalisation issue or make any capital distribution (as defined in paragraph 3.5.3(m) above) during a Conversion Period by reference to a record date prior to such Conversion Period;

(ix) the Company shall send to the holders of the Convertible Preference Shares a copy of every document sent to the holders of Ordinary Shares at the same time as it is sent to the holders of Ordinary Shares;

(x) if the Company shall change its accounting reference date to a date which is more than seven days before or after 31 December such adjustments shall be made to the conversion rights as the Auditors of the Company shall determine to be fair so as not to prejudice the conversion rights and notification of such change and adjustments shall be given to the holders of the Convertible Preference Shares.

3.5.7 Further Issues

Subject to the provisions of sub-paragraph 3.5.7(iv) above, the Company may from time to time create and issue further convertible preference shares (in this paragraph 3.5 of Article 3 called "Further Convertible Preference Shares") ranking as regards participation in profits and assets of the Company *pari passu* with the Convertible Preference Shares so that any such Further Convertible Preference Shares may either carry rights identical in all respects with the Convertible Preference Shares or with any other series of Further Convertible Preference Shares or rights differing therefrom in any respect including but without prejudice to the generality of the foregoing in that:-

(i) the nominal amount of the Further Convertible Preference Shares and the rate of dividend may differ;

(ii) the Further Convertible Preference Shares may rank for dividend as from such date as may be provided by the terms of issue thereof and the dates for payment of dividend may differ;

(iii) a premium may be payable on a return of capital or there may be no such premium;

(iv) the Further Convertible Preference Shares may be redeemable on such terms and conditions as may be prescribed by the Articles of Association of the Company for the time being; and

(v) the Further Convertible Preference Shares may be convertible on a different basis to that of the Convertible Preference Shares and/or may be convertible into Ordinary Shares or any other class of shares ranking as regards participation in the profits and assets of the Company after the Convertible Preference Shares in each case on such terms and conditions as may be prescribed by the terms of issue thereof.

Rights attached to new shares

4. Without prejudice to any special rights, privileges or restrictions previously conferred on the holders of any existing shares or class of shares (which special rights or privileges or restrictions shall not be affected, modified, abrogated or varied except in accordance with Article 47), any shares in the Company may be issued with or have attached thereto such rights, including such preferred, deferred or other special rights or privileges or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company may from time to time by ordinary resolution determine.

Provisions relating to Shares

5.1 Subject to the provisions of the Statutes and to any rights conferred on the holders of any other shares any shares may be issued on terms that they are or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as these Articles or the rights attaching to those shares may from time to time provide.

5.2 Subject to the provisions of the Statutes, the Company may purchase its own shares (including any redeemable shares).

5.3 Notwithstanding anything to the contrary contained in these Articles, but subject to any rights specifically attached to any class of shares from time to time, the rights attached to any class of shares shall be deemed not to be varied or abrogated by anything done by the Company pursuant to this Article 5.

Control of Directors over Shares

6. Subject to the provisions of these Articles and of the Statutes, any unissued shares shall be under the control of the Directors, who may allot and dispose of or grant options over the same to such persons, at such time and on such terms and in such manner as they think fit.

Underwriting commission and brokerages

7. The Company (or the Directors on behalf of the Company) may exercise the powers of paying commissions conferred by the Statutes (whether in the form of shares or otherwise). The Company (or the Directors on behalf of the Company) may also on any issue of shares pay such brokerage as may be lawful.

Trusts not recognised

8. Save as required by statute, the Company shall be entitled to treat the person whose name appears upon the Register in respect of any share as the absolute owner of that share, and shall not (save as aforesaid) be under any obligation to recognise any trust or equity or equitable claim to or partial interest in such share, whether or not it shall have express or other notice thereof.

Share Certificates

Certificates

9.1 Every Member whose name is entered in the register as a holder of any Certificated Shares (except a person in respect of whom the Company is not by law required to complete and have ready for delivery a certificate) shall be entitled without payment to one certificate for all the shares registered in his name or, in the case of shares of more than one class being registered in his name, to a separate certificate for each class of such shares so registered. Every certificate shall specify the number and class of shares in respect of which it is issued and the distinctive numbers, if any, of such shares and the amounts paid up thereon respectively. Every such certificate shall be delivered to the Member within two months after the allotment or, as the case may be, the lodging with the Company of the transfer, of the shares comprised therein. Every certificate for shares, debenture stock or other form of security (other than letters of

allotment or scrip certificates) shall be issued under the Seal or in such other manner as the Directors having regard to the terms of issue and the requirements of the Financial Services Authority and the London Stock Exchange may by resolution authorise (including bearing an imprint or representation of the Seal) and (subject as hereinafter provided) shall bear the autographic signatures of one or more of the Directors and the Secretary provided that the Directors may by resolution determine that such signatures or any of them may be affixed thereto by some mechanical means or may be printed thereon by any means whatsoever or that the certificate need not bear a signature in any form whatsoever.

9.2 Where some only of the shares comprised in a share certificate are transferred, the old certificate shall be cancelled and a new certificate for the balance of the shares issued in lieu without charge.

Additional certificates

10. Subject as provided in Article 11, if any Member shall require additional certificates he shall pay for each additional certificate such reasonable out of pocket expenses as the Directors shall determine.

Renewal of certificates

11. If any certificate is defaced, worn out, lost, or destroyed, a new certificate may be issued without charge (other than exceptional out-of-pocket expenses) and the person requiring the new certificate shall surrender the defaced or worn-out certificate, or give such evidence of the loss or destruction of the certificate and such indemnity to the Company as the Directors shall determine.

Uncertificated Shares

12.1 Pursuant to the Uncertificated Securities Regulations but subject to Article 3.5.3(e)(ii), the Board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a Participating Class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a Participating Class. The Board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the Board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are Uncertificated Shares shall not be treated as forming a class which is separate from Certificated Shares with the same rights.

12.2 In relation to a class of shares which is a Participating Class and for so long as it remains a Participating Class, subject to Articles 3.5.3(e)(ii) and 33 no provision of these Articles shall apply or have effect to the extent that it is inconsistent in any respect with:

12.2.1 the holding of shares of that class in uncertificated form;

12.2. 2 the transfer of title to shares of that class by means of a relevant system;

12.2.3 any provision of the Uncertificated Securities Regulations; and,

subject to Articles 3.5.3(e)(ii) and 33, without prejudice to the generality of this Article, no provision of these Articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

12.3 Shares of a class which is at the relevant time a Participating Class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

Joint Holders of Shares

Joint Holders

13. Where two or more persons are registered as the holders of any share they shall be deemed to hold the same as joint tenants with benefit of survivorship, subject to the following:-

13.1 The Company shall not be bound to register more than four persons as the holders of any share.

13.2 The joint holders of any share shall be liable, severally as well as jointly, in respect of all payments which are to be made in respect of such share.

13.3 On the death of any one of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such share; but the estate of a deceased joint holder shall not be released from any liability in respect of any share which had been jointly held by him.

13.4 Any one of such joint holders may give effectual receipts for any dividend, bonus or return of capital payable to such joint holders.

13.5 Only the person whose name stands first in the Register as one of the joint holders of any share shall be entitled to delivery of the certificate relating to such share, or to receive notices from the Company, and any notice given to such person shall be deemed notice to all the joint holders.

13.6 Any one of the joint holders of any share for the time being conferring a right to vote may vote either personally or by proxy at any meeting in respect of such share as if he were the sole holder, provided that if more than one of such joint holders be present at any meeting, either personally or by proxy, the person whose name stands first in the register as one of such holders, and no other, shall be entitled to vote in respect of the share.

Calls On Shares

Calls, how made

14. The Directors may from time to time make calls upon the Members in respect of all moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not by the conditions of allotment thereof made payable at any fixed time; and each Member shall, subject to receiving fourteen days' notice at least, specifying the time and place for payment, pay the amount called on his shares to the persons and at the times and places appointed by the Directors.

When call deemed to be made

15. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed and may be payable by instalments or postponed or revoked either wholly or in part as the Directors may determine.

Differences in amounts paid on shares

16. On the issue of shares the Directors may differentiate between the holders of such shares in the amount of calls to be paid and in the time of payment of such calls.

Interest on calls in arrear

17. If a call payable in respect of any share or any instalment of a call is not paid before or on the day appointed for payment thereof, the holder for the time being of such share shall be liable to pay interest on the same at such rate, not exceeding 20 per cent. per annum, as the Directors determine from the day appointed for the payment of such call or instalment to the time of actual payment; but the Directors may, if they shall think fit, waive the payment of such interest or any part thereof. No dividend or other payment or distribution in respect of any such share shall be paid or distributed and no other rights which would otherwise normally be exercisable in accordance with these Articles may be exercised by a holder of any such share so long as any such sum or any interest or expenses payable in accordance with this Article in relation thereto remains due.

Instalments to be treated as calls

18. If by the conditions of allotment of any shares, or otherwise, any amount is made payable at any fixed time, whether on account of the nominal amount of the shares or by way of premium, every such amount shall be payable as if it were a call duly made by the Directors, of which due notice had been given; and all the provisions hereof with respect to the payment of calls and interest thereon, or to the forfeiture of shares for non-payment of calls, shall apply to every such amount and the shares in respect of which it is payable.

Payment in advance of calls

19. The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him; and upon all or any of the moneys so paid in advance the Directors may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding, without the sanction of the Company in general meeting, 6 per cent. per annum) as may be agreed upon between the Member paying the moneys in advance and the Directors. Any such payment in advance shall not entitle the Member concerned to participate in respect of the amount of such payment in any dividend declared or paid on such shares.

Forfeiture of Shares and Lien

Notice requiring payment of call or instalment

20. If any Member fails to pay any call or instalment of a call on the day appointed for payment thereof the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring him to pay so much of the call or instalment as is unpaid, together with interest accrued and any expenses incurred by reason of such non-payment.

What the notice is to state

21. The notice shall name a further day (not being earlier than the expiration of fourteen days from the date of the notice) on or before which such call or instalment and all interest accrued and expenses incurred by reason of such non-payment are to be paid, and it shall also name the place where payment is to be made. The notice shall also state that in the event of non-payment at or before the time and at the place appointed the shares in respect of which such call or instalment is payable will be liable to forfeiture.

Forfeiture if notice not complied with

22. If the requirements of any such notice are not complied with, any shares in respect of which such notice has been given may, at any time thereafter before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect, and any such forfeiture shall extend to all dividends declared and other moneys payable in respect of the shares so forfeited but not actually paid before such forfeiture. The Directors may accept surrender of any share liable to be forfeited hereunder.

Forfeited shares the property of the Company

23. When any share has been forfeited notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give such notice. Subject to the provisions of the Statutes, any share so forfeited shall be deemed to be the property of the Company, no voting rights shall be exercised in respect thereof and the Directors may within three years of such forfeiture sell, re-allot or otherwise dispose of the same in such manner as they think fit either to the person who was before the forfeiture the holder thereof, or to any other person, and either with or without any past or accruing dividends, and, in the case of re-allotment, with or without any money paid thereon by the former holder being credited as paid up thereon. Any share not disposed of in accordance with the foregoing within a period of three years from the date of its forfeiture shall thereupon be cancelled in accordance with the provisions of the Statutes.

Liability to pay calls after forfeiture

24. Any person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of the forfeiture were presently payable by him to the Company in respect of the shares, together with interest thereon at such rate, not exceeding 20 per cent. per annum or such lower rate as the Directors shall appoint, down to the date of payment, but his liability shall cease if and when the Company receives payment in full of all such moneys in respect of the shares, together with interest as aforesaid. The Directors may, if they think fit, remit the payment of such money and/or the interest or any part thereof.

Statutory declaration of forfeiture

25. A statutory declaration in Writing that the declarant is a Director of the Company or the Secretary and that a share has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts stated as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal thereof shall constitute a good title to the share, and the person to whom the share is sold, re-allotted or disposed of shall be registered as the holder thereof, and his title to the share shall not be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, re-allotment or disposal of such share. The Directors may authorise some person to transfer a forfeited share to any other person as aforesaid.

Lien on partly paid shares

26. The Company shall have a first and paramount lien upon all the shares, other than fully paid-up shares, registered in the name of each Member (whether solely or jointly with other persons) for any amount payable in respect of such shares, whether presently payable or not, and such lien shall apply to all dividends from time to time declared or other moneys payable in respect of such shares. Unless otherwise agreed, the registration of a transfer of a share shall operate as a waiver of the Company's lien, if any, on such share.

Sale for lien

27. For the purpose of enforcing such lien the Directors may sell the shares subject thereto, in such manner as they

think fit, but no such sale shall be made until all or any part of the sum outstanding on the shares shall have become payable and until notice in Writing stating, and demanding payment of, the sum payable and giving notice of the intention to sell in default of such payment shall have been served on such Member and default shall have been made by him in the payment of the sum payable for fourteen days after such notice.

Proceeds how applied

28. The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or towards satisfaction of such part of the amount in respect of which the lien exists as is presently payable. The residue, if any, shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the Member or as he shall in Writing direct or the person (if any) Entitled by Transmission to the shares immediately before the sale.

What necessary to give title to purchaser

29. An entry in the Directors' minute book of the forfeiture of any shares, or that any shares have been sold to satisfy a lien of the Company, shall be sufficient evidence, as against all persons claiming to be entitled to such shares, that the said shares were properly forfeited or sold; and such entry, the receipt of the Company for the price of such shares, and the appropriate share certificate, shall constitute a good title to such shares, and the name of the purchaser or other person entitled shall be entered in the register as a Member, and he shall be entitled to a certificate of title to the shares and shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture or sale. For giving effect to any such sale, the Directors may authorise some person to transfer any such shares sold to the purchaser thereof. The remedy (if any) of the former holder of such shares, and of any person claiming under or through him, shall be against the Company and in damages only.

Transfer and Transmission of Shares

Form of instrument of transfer etc.

30. All transfers of Certificated Shares shall be in Writing in the usual common form or in any other form permitted by the Statutes or approved by the Directors. The instrument of transfer of a Certificated Share shall be signed by or on behalf of the transferor and, if the shares transferred are not fully paid, by or on behalf of the transferee. The transferor shall be deemed to remain the holder of such shares until the name of the transferee is entered in the register in respect thereof.

Uncertified Shares

31.1 Uncertificated Shares may be transferred by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these Articles except where expressly stated otherwise shall apply in respect of an Uncertificated Share to the extent that it requires or contemplates the effecting of a transfer by an instrument in Writing or the production of a certificate for the share to be transferred.

31.2 The Company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the Company in reliance on such assumption, in particular, any provision of these Articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

Renunciation of Allotments

32. The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder thereof recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit.

Power to refuse registration of transfers of shares

33. The Directors may in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares of any class (not being fully paid shares), and may also decline to register any transfer of shares of any class on which the Company has a lien. Registration of a transfer of an Uncertificated Share may be refused in the circumstances set out in the Uncertificated Securities Regulations.

34. The Directors may also refuse to recognise any instrument of transfer of a share, unless:-

34.1 the instrument of transfer, duly stamped, is deposited at the Office or such other place as the Directors may appoint, accompanied (save in the case of a transfer by a person to whom the Company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the shares to which it relates if it has been issued, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

34.2 the instrument of transfer is in respect of only one class of share; and

34.3 it is in respect of not more than four transferees.

Notice of refusal of transfer

35. If the Directors refuse to register a transfer they shall, within two months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

Register may be closed

36. Subject to compliance with the Statutes the Register may be closed at such times and for such periods as the Directors may in their absolute discretion from time to time determine, provided that it shall not be closed for more than thirty days in any year.

No fee for registration

37. No fee shall be charged in respect of the registration of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares.

Transfer instruments to be retained by the Company

38.1 All instruments of transfer which shall be registered shall, subject to Article 38.2, be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the persons depositing the same.

38.2 The Company shall be entitled to destroy the following documents at the following times:-

38.2.1 Registered instruments of transfer or Operator instruction for the transfer of shares: at any time after the expiration of six years from the date of registration thereof.

38.2.2 Allotment letters: at any time after the expiration of six years from the date of issue thereof.

38.2.3 Dividend mandates, powers of attorney, grants of probate and letters of administration: at any time after the account to which the relevant mandate, power of attorney, grant of probate or letters of administration related has been closed.

38.2.4 Notifications of change of address: at any time after the expiration of two years from the date of recording thereof.

38.2.5 Cancelled share certificates: at any time after the expiration of one year from the date of the cancellation thereof.

38.3 It shall conclusively be presumed in favour of the Company:-

38.3.1 that every entry in the Register purporting to be made on the basis of any such documents so destroyed was duly and properly made; and

38.3.2 that every such document so destroyed was valid and effective and had been duly and properly registered, cancelled, or recorded, as the case may be, in the books or records of the Company.

38.4 The provisions in Articles 38.2 and 38.3 above shall apply to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant.

38.5 Nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances, which would not attach to the Company in the absence of this Article.

38.6 References in this Article to the destruction of any document include the disposal thereof in any manner.

Persons recognised on death of shareholder

39. On the death of any Member (not being one of two or more joint holders of a share) the legal personal representatives of such deceased Member shall be the only persons recognised by the Company as having any title to the share or shares registered in his name but nothing contained in these Articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

Transmission

40. Any person becoming Entitled by Transmission to a Certificated Share or Shares may, upon such evidence being produced as may from time to time be required by the Directors, elect either to be registered as a Member in respect of such share or shares, or to make such transfer of the share or shares as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself he shall give to the Company a notice in Writing signed by him to that effect. The Directors shall in either case have the same right to refuse or suspend registration as they would have had if the death or bankruptcy of the Member or of any other event giving rise to its transmission by operation of law had not occurred and the notice of election or transfer were a transfer executed by that Member.

Limitation of rights before registration

41. Any person becoming Entitled by Transmission to a Certificated Share shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Certificated Share, except that he shall not, unless and until he is registered as a Member in respect of the Certificated Share or unless the Directors otherwise determine, be entitled in respect of it to receive notice of, or to exercise any right conferred by membership in relation to, meetings of the Company: Provided always that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer such Certificated Share to some other person, and if such notice is not complied with within ninety days after service the Directors may thereafter withhold payment of all dividends and other moneys payable in respect of such share until the requirements of the notice have been complied with.

Untraced Shareholders

42.1 The Company shall be entitled to sell at the best price reasonably obtainable any share or stock of a Member or any share or stock to which a person is Entitled by Transmission if and provided that:-

42.1.1 the shares have been in issue, either in certificated or uncertificated form, for a period of twelve years and no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Member or to the person Entitled by Transmission to the share or stock at his address on the Register or other last known address given by the Member or the person Entitled by Transmission to which cheques and warrants are to be sent has been cashed or been satisfied by the transfer of funds to a bank account designated by the holder and no communication has been received by the Company from the Member or the person Entitled by Transmission provided that in any such period of twelve years the Company has paid at least three dividends whether interim or final and no such dividend has been claimed; and

42.1.2 the Company has at the expiration of the said period of twelve years by advertisement in one national daily newspaper and one newspaper circulating in the area in which the last known address of the Member, or the address at which service of notices may be effected pursuant to the provisions of these Articles, is situated, given notice of its intention to sell such share or stock; and

42.1.3 the Company has not during the further period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Member or person Entitled by Transmission.

42.2 To give effect to any such sale, the Company may appoint any person to execute as transferor an instrument of transfer of such share or stock and such instrument of transfer shall be as effective as if it had been executed by the registered holder of, or person Entitled by Transmission to, such share or stock. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The Company shall account to the Member or other person entitled to such share or stock for the net proceeds of such sale by carrying all moneys in respect thereof to a separate account which shall be a permanent debt of the Company and the Company shall be deemed to be a debtor and not a trustee in respect thereof for such Member or other person. Moneys carried to such separate account may either be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company (if any)) as the Directors may from time to time think fit. The Company shall not be required to pay interest on the said moneys or to account for any amounts earned thereon.

Alteration of Share Capital

Capital, how increased

43. The Company may from time to time by ordinary resolution increase its capital by the creation of new shares, such increase to be of such aggregate amount and to be

divided into shares of such respective amounts as the resolution shall prescribe.

New capital is to be considered part of original unless otherwise provided

44. Any capital raised by the creation of new shares shall, unless otherwise provided by the conditions of issue, be considered as part of the original capital, and shall be subject to the same provisions with reference to the payment of calls and the forfeiture of shares on non-payment of calls, transfer and transmission of shares, lien or otherwise, as if it had been part of the original capital.

Alteration of capital

45.1 The Company may by ordinary resolution:-

45.1.1 sub-divide its existing shares or any of them into shares of smaller amount than is fixed by the Memorandum of Association of the Company: Provided that in the sub-division of an existing share the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

45.1.2 determine that, as between the Shares resulting from such a sub-division, any of them may have any preference or advantage compared with the others;

45.1.3 consolidate, or consolidate and divide its capital or any part thereof into shares of larger amount than its existing shares; and

45.1.4 cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its capital by the amount of the shares so cancelled.

45.2 The Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account or any other undistributable reserve in any way in any manner authorised by law.

Fractions of shares

46.1 Anything done in pursuance of Article 45 shall be done in the manner therein provided and subject to any conditions imposed by the Statutes so far as they shall be applicable and, so far as they shall not be applicable, in accordance with the terms of the resolution authorising the same and be otherwise in such manner as the Directors deem most expedient, with power for the Directors on any consolidation of shares to deal with fractions of shares in any manner they think fit. In particular, whenever on any consolidation Members shall be entitled to any fractions of shares the Directors may sell all or any of such fractions and shall distribute the net proceeds thereof amongst the Members entitled to such fractions in due proportions. In giving effect to any such sales, the Directors may authorise some person to transfer the shares sold to the purchaser thereof and the purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the transfer.

46.2 Subject to the Statutes, when the Directors consolidate or sub-divide shares, they may treat Certificated and Uncertificated Shares which a Member holds as separate shareholdings.

Modification of Rights

Rights of various classes may be altered

47.1 If at any time the capital is divided into different classes of shares, the rights attached to any class or any of such rights (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the Statutes, whether or not the Company is being wound up, modified, abrogated or varied in such manner (if any) as may be provided by those rights, or with the consent in Writing of the holders of three fourths of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class, but not otherwise.

47.2 To every such separate general meeting the provisions of these Articles relating to general meetings shall, mutatis *mutandis,* apply, but so that:-

47.2.1 at every such separate general meeting the quorum shall be two persons entitled to vote at least holding or representing by proxy one third of the issued shares of the class (excluding any shares of that class held as treasury shares). Provided that if at any adjourned meeting of the holders of any class a quorum as defined is not present those holders who are present in person or by proxy and entitled to vote shall form a quorum;

47.2.2 any holder of shares of the class in question present in person or by proxy may demand a poll; and

47.2.3 the holders of the shares of the class in question shall, on a poll, have one vote in respect of every share of the class held by them respectively.

47.3 This Article shall apply to the modification, variation or abrogation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class the special rights whereof are to be modified, varied or abrogated.

47.4 For the avoidance of doubt, the provisions of these Articles relating to general meetings shall apply, with necessary modifications, to any separate meeting of the holders of shares of a class held otherwise than in connection with the variation or abrogation or modification of the rights attached to shares of that class.

Creation or issue of further shares of special class

48. The rights attached to any class of shares shall not (unless otherwise provided by the terms of issue of the shares of that class or by the terms upon which such shares are for the time being held) be deemed to be modified or varied by the creation or issue of further shares ranking in some or all respects *pari passu* therewith but in no respect in priority thereto.

General Meetings

Annual General Meetings

49. The Company shall in each year hold a general meeting as its Annual General Meeting in addition to any other meetings in that year, and not more than fifteen months shall elapse between the date of one Annual General Meeting and that of the next. The Annual General Meeting shall be held at such time and place as the Directors shall appoint. All general meetings other than Annual General Meetings shall be called "Extraordinary General Meetings".

Requisition for Extraordinary General Meeting

50.1 The Directors may whenever they think fit, convene an Extraordinary General Meeting and shall do so upon a requisition made in accordance with the Statutes.

50.2 If at any time there shall not be sufficient Directors capable of acting to form a quorum, the Directors capable of acting, or if there shall be no such Directors then any two Members, may convene an Extraordinary General Meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Business at meeting called by requisition

51. In the case of an Extraordinary General Meeting called in pursuance of a requisition, unless such meeting shall have been called by the Directors, no business other than that stated in the requisition as the objects of the meeting shall be transacted.

Notice of General Meetings

Notice of meeting/Meeting at more than one venue

52.1 An Annual General Meeting and an Extraordinary General Meeting at which it is proposed to pass a special resolution or (save as provided by the Statutes) a resolution of which special notice has been given to the Company shall be called by at least twenty-one days' notice in Writing, and any other Extraordinary General Meeting shall be called by at least fourteen days' notice in Writing. The notice shall be exclusive of the day on which it is served or deemed to be served and also of the day for which it is given. References in this article to notice in Writing include the use of electronic communications and publication on a web site in accordance with the Statutes.

52.2 The Directors may from time to time make such arrangements as they shall in their absolute discretion consider to be appropriate for the purpose of controlling or regulating attendance at any general meeting, and the entitlement of any Member or proxy to attend any general meeting shall be subject to any such arrangements as aforesaid which may from time to time have been notified to Members. In any case where such arrangements apply or are to apply, the Directors may specify that the meeting shall be held at the place at which the Chairman of the meeting will preside ("the Principal Venue") and may make arrangements for simultaneous attendance and participation by Members and their proxies at another venue or venues in such manner as the Directors may determine, provided always that all persons attending at each such venue (including the Principal Venue) shall be able to see and hear and be seen and heard by the persons attending at all other such venues. Such arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (whether by selection, the issue of admission cards or otherwise) provided that they shall operate so that all Members and their proxies wishing to attend the relevant meeting are able to attend at

one or other of such venues. For the purposes of all other provisions of these Articles, any such meeting shall be treated as being held and taking place at the Principal Venue.

Contents of notice

53. The notice shall specify the place, the day and the time of meeting, and, in case of special business, the general nature of the business. The notice shall be given in manner hereinafter mentioned or in such other manner (if any) as may be prescribed by the Company in general meeting to such persons as are under these Articles entitled to receive such notices from the Company. Every notice calling an Annual General Meeting shall specify the meeting as such.

Meeting convened by short notice

54. A meeting of the Company shall, notwithstanding that it is called by shorter notice than specified above, be deemed to have been duly called with regard to length of notice if it is so agreed:-

54.1 in the case of a meeting called as the Annual General Meeting, by all the Members entitled to attend and vote thereat; and

54.2 in the case of any other meeting, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

Statement as to proxies in notice

55. In every notice calling a meeting of the Company or of any class of Members of the Company there shall appear with reasonable prominence a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him, and that a proxy need not be a Member.

Omission to give notice

56. The accidental omission to give notice to any person entitled under these Articles to receive notice of a general meeting, or the non-receipt by any such person of such notice, shall not invalidate the proceedings at that meeting.

Proceedings at General Meetings

Business of meeting

57. The ordinary business of an Annual General Meeting shall be to receive and consider the accounts and balance sheets, the reports of the Directors and Auditors, and any other documents required by law to be attached or annexed to the balance sheets, to elect Directors in place of those retiring by rotation or otherwise, to elect Auditors where no special notice of such election is required by the Statutes and fix their remuneration, or determine the method by which it may be fixed, to declare dividends and to confer, vary or renew any authority under the Statutes or any power pursuant to Statutes. All other business transacted at an Annual General Meeting, and all business transacted at an Extraordinary General Meeting, shall be deemed special.

Quorum

58. No business shall be transacted at any general meeting unless a quorum of Members is present; and such quorum shall consist of not less than two Members (entitled to vote) present in person, by representative (in the case of a corporate Member) or by proxy and entitled to vote.

Chairman

59. The Chairman (if any) of the Board or in his absence the deputy chairman (if any) shall preside as Chairman at every general meeting of the Company. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a Director longest shall take the chair. If there is no Chairman or deputy chairman, or if at any meeting neither the Chairman nor any deputy chairman is present within fifteen minutes after the time appointed for holding the meeting, or if they are unwilling to act as Chairman, the Members present shall choose one of the Directors present to be Chairman; or if no Director is present and willing to take the chair the Members present shall choose one of their number to be Chairman.

Adjournment for want of quorum

60. If within fifteen minutes from the time appointed for a general meeting or such longer interval as the Chairman may think fit to allow a quorum is not present the meeting, if convened by or on the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to such day and to such time and place (not being less than three nor more than thirty days thereafter) as shall have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than seven nor more than thirty days later) and at such other time or place as the Chairman of the Meeting may determine. In default of such determination it shall be adjourned to the same day in the next week or, if that day is not a business day, the following business day at the same time and place. If at such an

adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

Adjournment with consent of meeting/by the Chairman

61.1 The Chairman may, with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) (or in the circumstances set out in Article 61.2 below), adjourn the meeting from time to time and from place to place; but no business shall be transacted at any adjourned meeting other than the business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more or sine die, seven days' notice of the adjourned meeting shall be given in the like manner as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted thereat.

61.2 The Chairman may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either *sine die* or to such other time and place as the Board or the Chairman of the meeting may decide if it appears to him that:-

61.2.1 the number of persons wishing to attend cannot be conveniently accommodated in the place(s) appointed for the meeting; or

61.2.2 the unruly conduct of persons attending the meeting prevents or is likely to prevent the orderly continuation of the business of the meeting; or

61.2.3 an adjournment is otherwise necessary so that the business of the meeting may be properly conducted; or

61.2.4 a proposal of importance is made for the consideration of which a larger attendance of Members is desirable.

Voting

62.1 At any general meeting every question shall be decided by a show of hands unless a poll is (on or before the declaration of the result of the show of hands) directed by the Chairman or demanded by:-

62.1.1 at least three Members present in person or by proxy and entitled to vote; or

62.1.2 one or more Members representing not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

62.1.3 one or more Members holding shares in the Company conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The demand for a poll may be withdrawn. If a demand for a poll is withdrawn, the result of a show of hands declared before the demand was made shall remain valid.

62.2 A declaration by the Chairman that a resolution has been carried or not carried, or carried or not carried by a particular majority, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the facts, without proof of the number or proportion of the votes recorded in favour of or against such resolution.

Poll

63. If a poll is duly directed or demanded it may be taken immediately or (subject to the provisions of Article 65) at such other time (but not more than thirty days after such direction or demand) and in such manner as the Chairman may appoint (such appointment to be made at the meeting at which the poll is directed or demanded), and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was directed or demanded. No notice need be given of a poll not taken immediately.

Casting Vote

64. In the case of an equality of votes at any general meeting, whether upon a show of hands or on a poll, the Chairman shall be entitled to a second or casting vote.

When poll taken without adjournment

65. A poll demanded upon the election of a Chairman or upon a question of adjournment shall be taken forthwith. Any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

Security Arrangements

66. The Board may direct that persons wishing to attend any general meeting should submit to such searches

or other security arrangements or restrictions as the Board shall consider appropriate in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a Director or the Secretary or the Chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

Entitlement to Attend and Speak

67. Each Director shall be entitled to attend and speak at any general meeting of the Company. The Chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

Votes of Members

Votes

68. Subject to any special terms as to voting upon which any shares may for the time being be held and to any other provision of these Articles, upon a show of hands every Member present in person or by representative (in the case of a corporate Member) at a general meeting of the Company shall have one vote, and upon a poll every Member present in person or by representative (in the case of a corporate Member) or by proxy shall have one vote for every share held by him.

68.1 The 5 per cent. Cumulative Preference Shares shall not entitle the holders (a) to vote upon any resolution (other than a resolution for winding up the Company or reducing its share capital or sanctioning the sale of the undertaking of the Company or a resolution varying or abrogating any of the special rights attached to such shares) unless at the date of the notice convening the meeting at which such resolution is to be proposed the preferential dividend shall have remained unpaid for six Months after any half-yearly day fixed for payment thereof (and so that for this purpose the dividend shall be deemed to be payable half-yearly on the dates and in respect of the periods hereinbefore mentioned), or (b) to receive notice of or to attend at any general meeting unless the business of the meeting includes the consideration of a resolution upon which such holders are entitled to vote.

By committee or curator

69. A Member incapable by reason of mental disorder or otherwise of managing and administering his property and affairs may vote whether on a show of hands or on a poll by his receiver or other person appointed by any Court of competent jurisdiction to act on his behalf and any such person may on a poll vote by proxy provided that such evidence as the Directors may require of the authority of the person claiming to vote shall have been deposited at the Office, or at such other place as is specified in accordance with these Articles for the deposit of instruments of proxy not less than forty-eight hours before the time of holding the meeting or adjourned meeting at which such person claims to vote.

Persons whose calls are unpaid not entitled to vote

70. No Member (either personally or by proxy) unless the Board otherwise decides shall be entitled to vote at any general meeting or to exercise any other rights conferred by membership in relation to general meetings unless all calls or other sums presently payable by him in respect of the shares held by him in the Company have been paid.

Disenfranchisement of Members

71.1 For the purposes of this Article, unless the context otherwise requires:-

71.1.1 "disclosure notice" means a notice issued by or on behalf of the Company requiring disclosure of interests in specified shares or of the identity of persons interested in shares pursuant to the Statutes;

71.1.2 "restrictions" means one or more, as the case may be, of the restrictions referred to in paragraph 71.3 of this Article;

71.1.3 "specified shares" means all or, as the case may be, some of the shares specified in a disclosure notice;

71.1.4 a person other than the Member holding a share shall be treated as appearing to be interested in the share if the Member has informed the Company that the person is, or may be, so interested, or if the Directors (after taking account of any information obtained from the Member or, pursuant to a disclosure notice, from any other person) know or have reasonable cause to believe that the person is, or may be, so interested; and

71.1.5 "interested" shall be construed as it is for the purpose of Section 212 of the Act.

71.2 Notwithstanding anything in these Articles to the contrary, if:-

71.2.1 a disclosure notice has been served on a Member or any other person appearing to be interested in the specified shares; and

71.2.2 the Company has not received (in accordance with the terms of such disclosure notice) the information required therein in respect of the relevant specified shares not later than fourteen days (subject as provided in Article 71.7 below) after the service of such disclosure notice then the Directors may (subject to Article 71.3 below) determine that the Member in respect of the relevant specified shares shall, upon the issue of a restriction notice (as referred to below), be subject to the restrictions referred to in such restriction notice (and upon the issue of such restriction notice such Member shall be so subject). A "restriction notice" shall be a notice issued by the Company stating, or substantially to the effect, that (until such time as the Directors determine otherwise pursuant to Article 71.4) the specified shares referred to therein shall be subject to one or more of the restrictions stated therein.

71.3 The restrictions which the Directors may determine shall apply to specified shares pursuant to this Article shall be one or more, as determined by the Directors, of the following (save that, where the holder of specified shares is the holder of less than 0.25 per cent. (in nominal value) of the shares of the same class (calculated exclusive of any shares held as treasury shares) as the specified shares in issue at the time of service of the disclosure notice in respect of such specified shares, only the restriction referred to in Article 71.3.1 below may be determined by the Directors to apply):-

71.3.1 that the Member registered in respect of such specified shares shall not be entitled, in respect of those specified shares, to be present or to vote either personally or by representative or by proxy or otherwise at any general meeting or at any separate general meeting of the holders of any class of shares or upon any poll or to exercise any other right in relation to any general meeting or any separate class meeting;

71.3.2 that no transfer of such specified shares by the Member registered in respect of such specified shares shall be effective or shall be recognised by the Company; and

71.3.3 that no dividend shall be paid to the Member registered in respect of such specified shares in respect of those specified shares and that in circumstances where an offer of the right to elect to receive shares or other securities instead of cash in respect of any dividend is or has been made, any election made thereunder by such Member in respect of such specified shares shall not be effective.

71.4 The Directors may determine that one or more of the restrictions imposed on specified shares shall cease to apply (whereupon they shall cease so to apply) at any time, and the Directors shall determine that all the restrictions imposed on the specified shares shall cease to apply on the date seven days after the occurrence of any of the following:-

71.4.1 the Company receives (in accordance with the terms of the relevant disclosure notice) the information required therein in respect of such specified shares; or

71.4.2 the Company receives an executed instrument of transfer in respect of such specified shares, which would otherwise be given effect to, pursuant to a sale of such specified shares on a recognised investment exchange as defined in or any instrument made under the Financial Services and Markets Act 2000 or on any stock exchange on which the Company's shares are normally dealt in or pursuant to an acceptance of a take-over offer for the Company (as defined in Section 428(1) of the Act); or

71.4.3 the Company receives any other executed instrument of transfer in respect of such specified shares which would otherwise be given effect to and the Directors have not determined, within ten days after such receipt, not to give effect thereto on the grounds that they have reasonable cause to believe that the change in the registered holder of such specified shares would not be as a result of an arm's length sale resulting in a material change in the beneficial interests in such specified shares.

71.5 Where dividends are not paid as a result of restrictions having been imposed on specified shares, such dividends shall accrue and shall be payable (without interest) upon the relevant restriction ceasing to apply.

71.6 Where the Directors make a determination under Article 71.4.3 above they shall notify the purported transferee as soon as practicable thereof and any person may make representations in Writing to the Directors concerning any such determination. The Directors shall not be liable to any person as a result of having imposed restrictions or having failed to determine that such restrictions shall cease to apply if the Directors acted in good faith.

71.7 Where the holder of the specified shares is the holder of less than 0.25 per cent. (in nominal value) of the shares of the same class as the specified shares in issue at the time of service of the disclosure notice in respect of such specified shares, the period of fourteen days referred to in Article 71.2.2 above shall be deemed to be replaced by a period of twenty-eight days.

71.8 Shares issued in right of specified shares in respect of which a Member is for the time being subject to restrictions under this Article shall on issue become subject to the same restrictions whilst held by that Member as the specified shares in right of which they are issued. For this purpose, shares which the Company procures to be offered to shareholders *pro rata* (or *pro rata* ignoring fractional entitlements and shares not offered to certain Members by reason of legal or practical problems associated with offering shares outside the United Kingdom) shall be treated as shares issued in right of specified shares.

71.9 The Directors shall at all times have the right, at their discretion, to suspend, in whole or in part, any restriction notice given pursuant to this Article either permanently or for any given period and to pay to a trustee any dividend payable in respect of any specified shares or in respect of any shares issued in right of specified shares which are referred to in such restriction notice. Notice of suspension, specifying the sanctions suspended and the period of suspension shall be given to the relevant Member in Writing within seven days after any decision to implement such a suspension.

71.10 The provisions of this Article are without prejudice to, and shall not affect, the right of the Company to apply any of the provisions referred to in Part VI of the Act. For the purpose of this Article a disclosure notice may require information to be given before a period of fourteen days following service of the disclosure notice.

Objection to the qualification of a vote

72. If any objection shall be raised as to the qualification of any voter or it is alleged that any votes have been counted which should not have been counted or that any votes are not counted which ought to have been counted, the objection or allegation shall not vitiate the decision on any resolution unless it is raised at the meeting or adjourned meeting at which the vote objected to is given or tendered or at which the alleged error occurs. Any objection or allegation made in due time shall be referred to the Chairman of the meeting, whose decision shall be final and conclusive.

Voting by proxy

73. Upon a poll votes may be given either personally or by proxy. A proxy shall not be entitled to vote except on a poll. A Member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that Member to exercise.

How signed

74. The instrument appointing a proxy shall be in the usual common form or such other form as may be approved by the Directors from time to time (provided that it shall be so worded as to enable the proxy to vote either for or against the resolutions to be proposed at the meeting at which the proxy is to be used) and shall be in Writing under the hand of the appointor, or of his attorney duly authorised in Writing, or if such appointor is a corporation either under its common seal or under the hand of an officer or attorney duly authorised. A Member may appoint two or more persons as proxies in the alternative, but if he shall do so only one of such proxies may attend as such and vote instead of such Member on any one occasion. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing or revoking the others as regards that share; if the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not prevent a Member from attending and voting in person at the meeting or poll concerned. References in this Article to notice in Writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

Any person may act as proxy

75. Any person may be appointed to act as proxy. A proxy need not be a Member of the Company.

Deposit of proxy

76.1 In the case of an appointment of a proxy which is not by electronic communication the instrument appointing a proxy, and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, shall be deposited at the Office (or such other place in the United Kingdom as may be specified for that purpose in or by way of note to the notice convening the meeting) not less than forty-eight hours before the time fixed for holding the meeting or adjourned meeting at which the person named in such instrument is authorised to vote, or, in the case of a

poll, not less than twenty-four hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid; provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates. The deposit or delivery of an instrument of proxy shall not preclude a Member from attending and voting at the meeting or at any adjourned meeting.

76.2 In the case of an appointment of a proxy by electronic communication, where an address has been specified for the purpose of receiving electronic communications in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document the appointment of a proxy must be received at such address not less than forty-eight hours before the time fixed for holding the meeting or adjourned meeting at which the person named in such instrument is authorised to vote, or, in the case of a poll, not less than twenty-four hours before the time appointed for the taking of the poll, and in default the appointment shall not be treated as valid. The power of attorney or other authority (if any) under which the appointment contained in an electronic communication is made, or a notarially certified copy of such power or authority, shall be deposited at the Office (or such other place in the United Kingdom as may be specified for that purpose in or by way of note to the notice convening the meeting) not less than forty-eight hours before the time fixed for holding the meeting or adjourned meeting at which the person named in the appointment is authorised to vote, or, in the case of a poll, not less than twenty-four hours before the time appointed for the taking of the poll, and in default the appointment of proxy shall not be treated as valid.

Provided that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered for the purposes of any meeting shall not require again to be delivered for the purposes of any subsequent meeting to which it relates. The deposit or delivery of an instrument of proxy shall not preclude a Member from attending and voting at the meeting or at any adjourned meeting.

A proxy may demand poll

77. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll but shall not confer any further right to speak at the meeting except with the permission of the Chairman.

When vote by proxy valid, though authority revoked

78. A vote given or act done in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the appointor, or revocation of the proxy, or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, unless notice in Writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the Office (or such other place in the United Kingdom as may be specified for depositing the instrument of proxy in or by way of the note to the notice convening the meeting) at least one hour before the commencement of the meeting or adjourned meeting or poll at which the vote was given or the act was done. References in this Article to Writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

Votes by corporations

79. Any corporation which is a Member may, by resolution of its directors or their governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any meeting of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member attending the meeting in person.

Directors

Numbers of Directors

80. Unless and until the Company in general meeting shall otherwise determine, the number of Directors shall be not less than two nor more than ten.

Director's retiring age

81.1 A person who has attained the age of seventy may only be appointed a Director if his appointment is made or approved by the Company in general meeting, and a Director who shall have attained the age of seventy shall vacate his office at the conclusion of the Annual General Meeting commencing next after he attains the age of seventy unless the Company in general meeting approves his re-election.

81.2 All Directors who have attained the age of seventy shall retire from office at the Annual General

Meeting in every year following their attainment of the age of seventy. Retiring Directors shall be eligible for re-election. The provisions of Articles 102 to 105 concerning rotation of Directors shall be applicable in respect of Directors retiring pursuant to the provisions of this Article, save that Directors retiring pursuant to this Article shall not be taken into consideration in determining the number of Directors to retire pursuant to Article 102.

Director's share qualification

82. A Director shall not require a share qualification. A Director shall be entitled to receive notice of and attend and speak at all general meetings of the Company and at all separate general meetings of the holders of any class of shares in the capital of the Company.

Remuneration of Directors

83. The ordinary remuneration of the Directors shall from time to time be determined by an ordinary resolution of the Company and shall (unless such resolution otherwise provides) be divided amongst the Directors as they shall agree or in default of agreement equally. The Directors may also be paid by way of additional fees such further sums as the Company in general meeting may from time to time determine, and any such additional fees shall be divided among the Directors as they shall agree or in default of agreement equally.

Repayment of expenses

84. The Company may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors, or of any committee of the Directors, or general meetings, or otherwise in or about the business of the Company.

Payment for duties outside scope of ordinary duties

85. Any Director who is appointed to any executive office or who serves on any committee or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director may be paid in addition to any Directors' fees to which he may be entitled under Article 83 such remuneration by way of salary, percentage of profits or otherwise as the Directors may determine.

Register of holdings of shares or debentures by Directors

86. The Company shall in accordance with the provisions of the Statutes duly keep at the Office a register showing, as respects each Director, the number, description and amount of any shares in or debentures of the Company and of other bodies corporate (including any Subsidiary) in which he is interested. Such register shall be open to inspection between the hours of 10 a.m. and 12 noon on weekdays other than national holidays and shall also be produced at the commencement of each Annual General Meeting and shall remain open and accessible during the continuance of the meeting to any person attending the meeting.

Powers and Duties of Directors

Powers

87. The business of the Company shall be managed by the Directors who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting, subject, to the provisions of these Articles and of the Statutes, and to such regulations as may be prescribed by the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers conferred upon the Directors by this Article shall not be deemed to be abridged or restricted by any specific power conferred upon the Directors by any other Article.

Pensions, etc.

88. Without prejudice to the generality of the last preceding Article, the Directors may give or award pensions, annuities, gratuities and superannuation or other allowances or benefits to any persons who are or have at any time been employed by or in the service of the Company (including Directors who have held any executive office under the Company) and to the wives, husbands, widows, widowers, children and other relatives and dependants of any such persons, and may set up, establish, join with other companies (being Subsidiaries or companies with which it is associated in business), support and maintain pension, superannuation or other funds or schemes (whether contributory or non-contributory) for the benefit of such persons or any of them or any class of them. Any Director shall be entitled to receive and retain for his own benefit any such pension, annuity, gratuity, allowance or other benefit. Any such pension, or participation in any such funds or schemes may, as the Directors consider desirable, be granted to an employee either before and in anticipation of or upon or at any time after his actual retirement.

Subsidiaries

89. The Directors may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on as or through one or more Subsidiaries, and they may, on

behalf of the Company, make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing, assisting or subsidising any such Subsidiary or guaranteeing its contracts, obligations or liabilities, and they may appoint, remove and re-appoint any persons (whether Members of their own body or not) to act as Directors, Managing Directors or Managers of any such Subsidiary or any other company in which the Company may be interested and may determine the remuneration (whether by way of salary, commission on profits or otherwise) of any persons so appointed, and any Directors of the Company may retain any remuneration so payable to them.

Attorneys

90. The Directors may from time to time and at any time by power of attorney executed under the Seal or otherwise by the Company as its deed appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may decide and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

Seal for use abroad

91. The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad, and such powers shall be vested in the Directors.

Overseas Branch Register

92. Subject to the Statues the Company may exercise the powers conferred upon the Company with regard to the keeping of an overseas branch register or local or other register, and the Directors may (subject to the Statutes) make and vary such regulations as they may think fit respecting the keeping of any such register.

Authorisation of signatures and acceptances

93. All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time determine.

Borrowing Powers and Debentures

94.1 Subject to the provisions of this Article the Directors may exercise all the powers of the Company to borrow or raise money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as security (principal or collateral) for any debt, liability or obligation of the Company or any third party.

94.2 The aggregate amount owing by the Company and all its Subsidiaries in respect of moneys borrowed by them or any of them (exclusive of moneys owing by the Company to any of its Subsidiaries or by any of its Subsidiaries to the Company or another of its Subsidiaries) shall not at any time without the previous sanction of the Company in general meeting exceed an amount equal to twice the aggregate of shareholders' funds (including any shares held as treasury shares) as shown in a consolidation of the then latest audited balance sheets of the Company and its Subsidiaries but after:-

94.2.1 making such adjustments as may be appropriate in respect of any variation in the interest of the Company in Subsidiaries and in such paid up share capital and reserves since the dates of the relevant balance sheets; and

94.2.2 deducting the amount of any distributions not attributable to the Company out of profits (whether of a capital or revenue nature) accrued prior to the dates of such balance sheets which have been made, declared, or recommended since such dates and were not provided for in the balance sheets.

94.3 For the purposes of this Article, the expression "moneys borrowed" includes the following, except in so far as otherwise taken into account:-

94.3.1 the principal amount (together with any fixed or minimum premium payable on final repayment) owing by the Company or any of its Subsidiaries under any debenture, debenture stock, bond or other security whether constituting a charge over the assets of such company or not, and whether issued for cash or otherwise;

94.3.2 the principal amount owing by the Company or any of its Subsidiaries under any acceptance credit opened on its behalf by any bank, acceptance house or finance company other than acceptances relating to the purchase or sale of goods in the usual course of trading;

94.3.3 the principal amount owing by the Company or any of its Subsidiaries in respect of any loan or advance from, or overdraft facility with, any bank, acceptance house or finance company;

94.3.4 the principal amount owing by the Company or any of its Subsidiaries under or in respect of any hire purchase agreement, finance lease (as defined in Statement of Standard Accounting Practice 21), conditional sale agreement, credit sale agreement or other agreement of a similar nature;

94.3.5 the nominal amount of any issued share capital and the principal amount of any borrowings (together, in each case, with any fixed or minimum premium payable on final repayment) the repayment of which is guaranteed or secured or is the subject of an indemnity given by the Company or any of its Subsidiaries and the beneficial interest in which is not owned by the Company or another of its Subsidiaries;

94.3.6 the nominal amount (including any fixed or minimum premium payable on final repayment) of any issued share capital, other than equity share capital, of any Subsidiary of the Company the beneficial interest in which is not owned by the Company or another of its Subsidiaries;

but shall not include:-

94.3.7 borrowings which are made for the express purpose of repaying the whole or any part of moneys borrowed falling to be taken into account for the purpose of this Article (including any fixed or minimum premium payable on final repayment) and which are to be applied for that purpose within one month of being first borrowed (in which event they shall thereafter be treated as moneys borrowed falling to be taken into account for the purpose of this Article);

94.3.8 a proportion of the borrowings of any partly owned Subsidiary (but only to the extent that an amount equivalent to such proportion exceeds the amount of any borrowings from such partly owned Subsidiary by the Company or another of its Subsidiaries) such proportion being the proportion of the issued equity share capital of such partly owned Subsidiary the beneficial interest in which is not owned directly or indirectly by the Company or another of its Subsidiaries;

94.3.9 borrowings by the Company or any of its Subsidiaries for the purpose of financing any contract for the sale of goods to the extent that the purchase price receivable under such contract is guaranteed or insured;

and so that:-

94.3.10 moneys borrowed and outstanding in a currency other than sterling shall be converted into sterling at the London spot buying rate for such currency as quoted at about 11 a.m. on the day in question by Barclays Bank PLC;

94.3.11 any company which it is proposed shall become or cease to be a Subsidiary contemporaneously with any relevant transaction shall be treated as if it had already become or ceased to be a Subsidiary.

94.4 A certificate by the Auditors for the time being of the Company as to the aggregate amount of moneys borrowed which may at any one time in accordance with paragraph 94.2 of this Article be owing by the Company and its Subsidiaries without such sanction as is provided for in that paragraph, or as to the actual amount of moneys borrowed at any time shall be conclusive and shall be binding upon the Company, its Members and all persons dealing with the Company.

94.5 No liability or security given in respect of moneys borrowed in excess of the limit imposed by paragraph 94.2 of this Article shall be invalid or ineffectual except in the case of express notice at the time when the liability was incurred or security given that the limit had been or was thereby exceeded.

94.6 The Directors shall be obliged to take all available steps (including the exercise of all voting and other rights or powers of control exercisable by the Company in relation to its Subsidiaries) for securing that the aggregate amount at any time owing in respect of moneys borrowed by the Company and its Subsidiaries shall not (without the requisite sanction) exceed the limit provided for in this Article.

Bonds, debentures, etc., to be subject to control of Directors

95. Subject to the provisions of the Statutes, any debentures or other securities issued or to be issued by the Company shall be under the control of the Directors, who may issue them upon such terms and conditions and in such manner and for such consideration as they shall consider to be for the benefit of the Company.

Directors' Interests

Power to hold other office

96. Subject to the provisions of these Articles and the Statutes and provided that he has disclosed to the Board the nature and extent of any material interest of his:-

96.1 a Director may hold subject to the Statutes any office or place of profit under the Company in conjunction with the office of Director for such period, and on such terms as to remuneration and otherwise, as the Directors may determine, and a Director or any firm in which he is interested may act in a professional capacity for the Company and he or such firm shall be entitled to remuneration for professional services as if he were not a Director: Provided that no Director or any such firm may act as Auditor to the Company.

96.2 a Director may enter into or be interested in contracts or arrangements with the Company (whether with regard to any such office or place of profit or any such acting in a professional capacity or as vendor, purchaser or otherwise howsoever) and may have or be interested in dealings of any nature whatsoever with the Company and shall not be disqualified from office thereby. No such contract, arrangement or dealing shall (subject to the provisions of the Statutes) be liable to be avoided, nor (subject as aforesaid) shall any Director so contracting, dealing or being so interested be liable to account to the Company for any profit arising out of any such contract, arrangement or dealing to which he is a party or in which he is interested by reason of his being a Director of the Company, or the fiduciary relationship thereby established.

Declaration of interest

97.1 A Director who to his knowledge is in any way, whether directly or indirectly, interested in any contract or arrangement or proposed contract or arrangement shall declare the nature of his interest at a meeting of the Directors in accordance with the provisions of this Article.

When declaration to be made

97.2 In the case of a proposed contract such declaration shall be made at the meeting of Directors at which the question of entering into the contract is first taken into consideration, or, if the Director concerned was not (or did not know that he was) at the date of that meeting interested in the proposed contract, at the next meeting of the Directors held after he became so interested, or knew he had become so interested. Where the Director becomes interested (or knows he is interested) in a contract after it is made, such declaration shall be made at the first meeting of Directors held after the Director concerned becomes so interested, or knows that he is so interested.

General notice

98. A general notice given to the Directors by a Director (if it is given at a meeting of Directors, or such Director takes reasonable steps to secure that it is brought up and read at the next meeting of Directors after it is given) to the effect that he is a Member of a specified company or firm and is to be regarded as interested in any contract which may, after the date of the notice, be made with that company or firm, shall for the purpose of this Article be deemed to be a sufficient declaration of interest in relation to any contract so made. For the purposes hereof a transaction or arrangement of the kind described in Section 330 of the Act made for a Director or a person connected with such Director (within the meaning of Section 346 of the Act) shall if it would not otherwise be so treated (and whether or not prohibited by that Section) be treated as a transaction or arrangement in which that Director is interested.

Interests of Directors in other companies

99. A Director may be or continue or may become a director or other officer or servant of, or otherwise interested in any other company promoted by the Company or in which the Company may be in any way interested in or as regards which the Company has any power of appointment in and shall not (in the absence of agreement to the contrary) be liable to account to the Company for any emoluments or other benefits received or receivable by him as director, or officer or servant of, or from his interest in, such other company.

Exercise of voting rights conferred by shares of other companies

100. Subject to Article 113, the Directors may exercise or procure the exercise of the voting rights attached to shares in any other company in which the Company is or becomes in any way interested, and may exercise any voting rights to which they are entitled as directors of any such other company in such manner as they shall in their absolute discretion think fit, save that no Director shall be entitled to vote (or be counted in a quorum) in respect of any resolution appointing himself as a Director, officer or servant of such other company.

Disqualification of Directors

Disqualification

101. The office of a Director shall be vacated if the Director:-

101.1 Becomes bankrupt or insolvent or compounds with his creditors generally;

101.2 is, or may be, suffering from mental disorder and either:-

101.2.1 he is admitted to hospital in pursuance of an application for admission for treatment under any statute relating to mental health; or

101.2.2 an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs;

101.3 becomes prohibited from being a Director by law;

101.4 is convicted of an indictable offence (not being an offence which, in the opinion of the Directors, does not affect his character or position as a Director of the Company);

101.5 is absent from meetings of the Directors for a period of six Months without leave expressed by a resolution of the Directors and the Directors resolve that his office be vacated;

101.6 (not being an executive Director whose contract of employment precludes resignation) he resigns his office by notice in Writing left at the Office;

101.7 is requested in Writing by all of the other Directors to resign his office.

101.8 he ceases to be a Director by virtue of the Statutes or is removed from office pursuant to these Articles.

But any act done in good faith by a Director whose office is so vacated shall be valid unless, prior to the doing of such act, written notice shall have been served upon the Company or an entry shall have been made in the Directors' minute book stating that such Director has ceased to be a Director of the Company. In this article references to in Writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

Rotation of Directors

Directors to retire by rotation

102. At the Annual General Meeting in every year one-third of the Directors for the time being, or if their number is not three or a multiple of three then the number nearest to one-third, shall retire from office, the Directors to retire in each year being those who have been longest in office since their last election, but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for re-election.

Filling vacancies

103. The Company at the Annual General Meeting at which any Director so retires in the manner aforesaid may appoint a person to the vacated office, and appoint persons to any other offices which may then be vacant. The Company may also at any Extraordinary General Meeting, on notice duly given, fill any vacancies in the office of Director, or appoint additional Directors, provided that the maximum number fixed as hereinbefore mentioned be not exceeded.

Notice of intention to propose a Director

104. No person other than a Director retiring at the meeting or a person who is recommended by the Directors for election shall be eligible for election to the office of Director at any general meeting unless, not less than seven nor more than twenty-one days before the day appointed for the meeting, there shall have been left at the Office notice in Writing, signed by a Member duly qualified to attend and vote at such meeting, of his intention to propose such person for election, and also notice in Writing signed by that person of his willingness to be elected.

If vacancies not filled

105. If at any general meeting at which an election of Directors should take place the place of any retiring Director is not filled up, such retiring Director shall (unless a resolution for his re-election shall have been put to the meeting and lost) continue in office until the Annual General Meeting in the next year, and so on from time to time until his place has been filled, unless at any such meeting it shall be determined to reduce the number of Directors in office.

Power to fill casual vacancy

106. The Directors shall have power at any time and from time to time to appoint any other person to be a Director of the Company, either to fill a casual vacancy or as an addition to the Board of Directors, but so that the total number of Directors shall not at any time exceed the maximum. Any Director so appointed shall hold office only until the next following Annual General Meeting, when he shall retire, but shall be eligible for re-election. Any Director who retires under this Article shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Removal of a Director by the Company in general meeting

107. The Company may in accordance with and subject to the provisions of the Statutes by ordinary resolution, of which special notice has been given in accordance with the Statutes, remove any Director (including a managing or other executive Director) before the expiration of his period of office (notwithstanding anything in these Articles or in any agreement between the Company and such Director but without prejudice to any claim for damages in respect of the breach of any such agreement), and may by ordinary resolution appoint another person in his stead. Any Director so appointed shall hold office only until the next following Annual General Meeting, when he shall retire, but shall be eligible for re-election. Any Director who retires under this Article shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

Alternate Directors

Directors may appoint an alternate Director

108. Any Director may at any time appoint another Director or any other person approved by the Directors to be an alternate Director of the Company and may at any time remove any alternate Director appointed by him from office. An alternate Director so appointed shall not be entitled to receive any remuneration from the Company. However, an alternate Director may be paid expenses and shall be entitled to be indemnified by the Company to the same extent as if he were a Director and the Company shall, if so requested in Writing by the appointer, pay to the alternate Director any part of the fees or remuneration due to the appointer. An alternate Director so appointed shall not be required to hold any share qualification, nor be counted in reckoning the maximum and minimum number of Directors allowed or required by these Articles, but shall otherwise be subject to the provisions of these Articles with regard to Directors. An alternate Director shall (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) be entitled to receive notices of all meetings of the Directors and to attend and vote as a Director at any such meetings at which the Director appointing him is not personally present, and generally to perform all the functions of such appointor as a Director. An alternate Director shall ipso facto cease to be an alternate Director if his appointor ceases for any reason to be a Director, provided that if any Director retires by rotation but is re-elected by the meeting at which such retirement took effect, any appointment made by him pursuant to this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not so retired. The appointment of an alternate Director shall automatically determine on the happening of any event which if he were a Director would cause him to vacate such office. All appointments and removals of alternate Directors shall be effected by Writing under the hand of the Director making or revoking such appointment delivered to or left at the Office. An alternate Director may represent more than one Director. An alternate Director shall have one vote for each Director for whom he acts as alternate in addition to his own vote if he is also a Director but he shall count as only one for the purposes of determining whether a quorum is present. Signature of an alternate Director of any resolution in Writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointer.

In this Article references to Writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

Responsibility of alternate Director

109. Every alternate Director shall be an officer of the Company, and shall alone be responsible to the Company for his own acts and defaults, and he shall not be deemed to be the agent of or for the Director appointing him.

Local and other Directors

Power to appoint local Directors

110. The Directors may from time to time pursuant to this Article appoint any other persons to any post with such descriptive title including that of Director (whether as local, associate, executive, group, divisional, departmental, deputy, assistant, advisory director or otherwise) as the Directors may determine and may define, limit, vary and restrict the powers, authorities and discretions of persons so appointed and may fix and determine their remuneration

and duties, and subject to any contract between him and the Company may remove from such post any person so appointed. A person so appointed shall not be a Director of the Company for any of the purposes of these Articles or of the Statutes.

Proceedings of Directors

Meetings and quorum

111.1 The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit, and determine the quorum necessary for the transaction of business. Until otherwise determined two Directors shall constitute a quorum.

111.2 Any Director may participate in a meeting of the Directors by means of conference telephone or similar communications equipment whereby all the Directors participating in the meeting can hear each other and the Directors participating in this manner shall be deemed to be present in person at such meeting and shall accordingly be counted in the quorum and entitled to vote. Subject to the Statutes, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that fewer than two Directors or alternate Directors are physically present at the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

Voting

112. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman shall have a second or casting vote. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

Restrictions on voting

113.1 Save as provided in the following paragraphs of this Article, a Director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise in or through, the Company. A Director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

113.2 A Director shall (in the absence of some other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:-

113.2.1 the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the Company or any of its Subsidiaries;

113.2.2 the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its Subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by giving of security;

113.2.3 any proposal concerning an offer of shares or debentures or other securities of or by the Company or any of its Subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in the underwriting or sub-underwriting;

113.2.4 any proposal concerning any other company in which he is interested, directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of such company (or of any third company through which his interest is derived) or of the voting rights available to Members of the relevant company (any such interest being deemed for the purpose of this Article to be a material interest in all circumstances);

113.2.5 any proposal concerning the adoption, modification or operation of:-

113.2.5.1 a superannuation fund or retirement benefits scheme under which he may benefit; or

113.2.5.2 an employees' share scheme which has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes or has been approved by shareholders, provided that the proposal does not concern his own individual participation in the scheme or does not confer on him any privilege or advantage not generally

accorded to the employees or directors to whom the scheme relates;

113.2.6 any proposal concerning the purchase or maintenance of any insurance policy under which he may benefit.

113.3 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned (if not debarred from voting under the proviso to Article 113.2.4) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

113.4 If any question shall arise at any meeting as to the materiality of a Director's (other than the Chairman of the meeting) interest or as to the entitlement of any Director (other than the Chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the Chairman of the meeting and his ruling in relation to any other Director shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned have not been fairly disclosed to the meeting. If any question shall arise in respect of the Chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the Chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the Chairman (so far as it is known to him) has not been fairly discussed to the Board.

Power to alter provisions

114. The Company may by ordinary resolution suspend or relax the provisions of Article 113 to any extent or ratify any transaction not authorised by reason of a contravention of that Article.

Summoning Meetings

115. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors. Notice of a meeting of Directors need not be given to a Director who is not in the United Kingdom. Notice of a Board Meeting shall be deemed to be duly given to a Director if it is given to him personally or by word of mouth or sent in Writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the Directors that notice of Board Meetings shall during his absence be sent in Writing to him at his last known address or any other address given by him to the Company for this purpose, whether or not out of the United Kingdom. In this Article references to Writing include the use of electronic communications subject to such terms and conditions as the Board may decide.

Directors may act notwithstanding vacancy

116. The continuing Directors or a sole continuing Director may act notwithstanding any vacancy in their body, but if and so long as the number of Directors is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose. If there are no Directors or Director willing to act, then any two Members may summon a general meeting for the purpose of appointing Directors.

Chairman

117. The Directors may elect a Chairman and a deputy chairman of their meetings, and determine the period for which each is to hold office; but if no such Chairman or deputy chairman be elected, or if at any meeting the Chairman or deputy chairman is not present within five minutes after the time appointed for holding the same, the Directors present shall choose one of their number to be Chairman of such meeting.

Memorandum signed by all the Directors

118. A memorandum in Writing signed by all the Directors for the time being entitled to receive notice of a meeting of Directors and annexed or attached to the Directors' minute book shall be as effective for all purposes as a resolution of the Directors passed at a meeting duly convened, held and constituted. Any such memorandum may consist of several documents in like form each signed by one or more of such Directors. Such a resolution need not be signed by an alternate Director if it is signed by the Director who appointed him, and need not be signed by the appointing Director if signed by his alternate. In this Article references to Writing include the use of electronic communications subject to such terms and conditions as the Board may decide

Delegation to committees

119. The Directors may delegate any of their powers (including the power to sub-delegate) to committees, consisting of such one or more of their body as they think fit. Such committees may also consist of persons who are not Directors. No resolution of any such committee or sub

committee shall be effective unless the majority of the Members of the committee present at such meeting are Directors. Any committee or sub committee so formed shall, in the exercise of the powers so delegated and in its conduct of its meetings, conform to any regulations that may be imposed on it by the Directors. The regulations herein contained for the meetings and proceedings of Directors shall, so far as not altered by any regulations made by the Directors, apply also to the meetings and proceedings of any committee or sub committee.

Acts valid although defective appointment

120. All acts done by any meeting of the Directors or of a committee of Directors, or by any persons acting as Directors or alternate Directors, shall as regards all persons dealing in good faith with the Company notwithstanding that it is afterwards discovered that there was some defect in the appointment of any such Directors or persons acting as aforesaid, or that they or any of them were disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified to be a Director of the Company and had continued to be a Director or alternate Director and had been entitled to vote.

Executive Directors

Power to appoint Executive Directors

121. The Directors may from time to time appoint one or more of their number to an executive office including the offices of Chairman, vice-chairman, chief executive, managing Director, joint managing Director, assistant managing Director or manager or any other salaried office for such period and on such terms as they think fit. Without prejudice to any claim a Director may have for damages for breach of any contract of service between him and the Company the appointment of any Director hereunder shall be subject to determination *ipso facto* if he ceases from any cause to be a Director, or (subject to the terms of any contract between him and the Company) if the Directors resolve that his term of office as an executive Director be determined.

Remuneration of Executive Directors

122. A Director holding office pursuant to Article 121 shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors may determine and such remuneration shall, unless otherwise agreed, be additional to such remuneration (if any) as is from time to time payable to him as a Director and such Director shall be a Director for the purposes of and subject to the provisions of the Statutes.

Powers may be delegated

123. The Directors may entrust to and confer upon a Director holding such executive office as aforesaid any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this Article shall be effective in relation to powers, authorities and discretions of the Board generally and shall not be limited by the fact that in certain Articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the Board or by a committee authorised by the Board.

President

124. The Directors may, from time to time, appoint any person who, in their opinion, has rendered outstanding services to the Company to be President of the Company. The President shall not, by virtue of his office, be deemed to be a Director but nevertheless, by invitation of the Directors, he may attend meetings of the Directors for the purpose of giving advice and the Directors may remunerate the President in respect of advice and assistance from time to time.

Secretary

Secretary

125. The Directors shall appoint, and may remove at their discretion, a Secretary, and shall fix his remuneration and terms and conditions of employment. Anything required or authorised to be done by or to the Secretary by the Statutes or these Articles may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary, or, if there is none, by or to any officer of the Company authorised in that behalf by the Directors.

Disqualification

126. No person shall be Secretary who is either:

126.1 The sole Director of the Company; or

126.2 A corporation the sole director of which is the sole Director of the Company; or

126.3 The sole director of a corporation which is the sole Director of the Company.

Restriction on powers of Director who holds office as Secretary

127. A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in place of, the Secretary.

Authentication of Documents

128.1 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid.

128.2 A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of the Directors which is certified as such shall be conclusive evidence in favour of all persons dealing with the Company that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors.

Minutes

Minutes to be made

129. The Directors shall cause minutes to be made in books provided for the purpose:-

129.1 of all appointments of officers made by the Directors;

129.2 of the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

129.3 of all resolutions and proceedings at all meetings of the Company and the holders of any class of shares in the Company and of Directors and of committees of Directors.

The Seal

Seal and sealing

130.1 The Directors shall provide for the safe custody of the Seal. The Seal shall not be affixed to any instrument except by the express authority of a resolution of the Directors or of a committee of the Directors and in the presence of at least one Director and of the Secretary, or of such other person as the Directors may appoint for the purpose, and that Director and Secretary, or other person as aforesaid, shall (subject to the provisions of Article 9) sign every instrument to which the Seal is so affixed in their presence.

130.2 Without prejudice to Article 9.1, provided that certificates for stock and shares of the Company and (subject to the terms or conditions of issue thereof) debenture stock or other forms of security may at the discretion of the Directors be issued without any such signature or counter-signature if the system of controlling the affixing of the Seal thereto and (where appropriate) the mechanical signature or signatures thereon is approved by the Auditors, Transfer Agents or Bankers of the Company.

130.3 Any instrument expressed to be executed by the Company and signed by two Directors or one Director and the Secretary by the authority of the Directors or of a committee authorised by the Directors shall (to the extent permitted by the Statutes) have effect as if executed under the Seal.

Dividends

Dividends how payable

131. Subject to the Statutes and the rights of the holders of any shares entitled to any priority, preference or special privileges, and to the terms of issue of any shares, all dividends shall be declared and paid to the Members in proportion to the amounts paid up or credited as paid up on the shares held by them respectively. No amount paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall, subject as aforesaid, be apportioned and paid proportionately to the amounts paid up or credited as paid up on the shares during any portion or portions of the period in respect of which the dividend is paid: but if any share is issued on terms providing that it shall rank for dividend from a particular date or *pari passu* as regards dividends with a share already issued it shall rank accordingly. Dividends may be declared or paid in any

currency. The Board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

Directors to recommend Company to declare dividend

132. The Directors shall lay before the Company in general meeting a recommendation as to the amount (if any) which they consider should be paid by way of dividend, and the Company in general meeting may declare the dividend to be paid, but such dividend shall not exceed the amount recommended by the Directors.

Dividends only out of profits

133. No dividend or interim dividend shall be paid otherwise than out of profits available for distribution in accordance with the provisions of the Statutes.

Interim dividends

134. The Directors may from time to time pay to the Members, or any class of Members, such interim dividends as appear to the Directors to be justified by the profits of the Company. If at any time the capital of the Company is divided into different classes of shares the Directors may pay such interim dividends in respect of those shares in the capital of the Company which confer on the holders thereof deferred or non-preferred rights as well as in respect of those shares which confer on the holders thereof preferential or special rights with regard to dividends and provided that the Directors act *bona fide* they shall not incur any responsibility to the holders of any shares for any damage that they may suffer by reason of the payment of an interim dividend on any shares. The Directors may also pay half yearly or at other suitable intervals to be settled by them any dividend which may be payable at a fixed rate if they are of the opinion that the profits justify the payment.

Lien

135.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

135.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares contained in these Articles entitled to become a Member, or which any person is under those provisions entitled to transfer, until such person shall become a Member in respect of such shares or shall transfer the same.

Dividends may be sent by post

136. The Company may transmit any dividend or bonus payable in respect of any share by ordinary post to the registered address of the holder or, in the case of joint holders, of one of the holders of such share or to such person and address as the holder or joint holders may direct; and shall not be responsible for any loss arising in respect of such transmission. If cheques or warrants in respect of dividends are returned undelivered or are left uncashed on two consecutive occasions the Directors may cause the Company to cease sending such cheques or warrants by post to the Member or Members or person or persons concerned.

Dividends not to bear interest

137. Subject to the rights attaching to, or the terms of issue of, any shares no dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

Distribution of assets in kind

138. The Directors may, with the sanction of the Company in general meeting, distribute in kind among the Members by way of dividend any of the assets of the Company, and in particular any shares or securities of other companies to which the Company is entitled and where any difficulty arises in respect to the distribution the Board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed and may determine that cash shall be paid to any Members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the Board: provided always that no distribution shall be made which would amount to a reduction of capital except in the manner appointed by law.

Purchase of assets from a past date

139. Subject to the provisions of the Statutes, where any asset, business or property is bought by the Company as from a past date at a price fixed wholly by reference to the value of such asset, business or property at the past date and without any addition or reduction in respect of subsequent transactions upon the terms that the Company shall as from that date take the profits and bear the losses

thereof, the actual profit or loss as the case may be so accruing to the Company may at the discretion of the Directors be credited or debited wholly or in part to revenue account and in that case the amount so credited or debited shall, for the purpose of ascertaining the fund available for dividend, be treated as a profit or loss arising from the business of the Company and available for dividend accordingly.

Unclaimed dividends

140. Payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date when such dividend became due for payment shall be forfeited and shall revert to the Company. All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed.

Power to choose any Record Date

141. Notwithstanding any other provision of these Articles, the Company or the Board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Reserve Fund

Reserve Fund

142. Before recommending a dividend the Directors may set aside any part of the net profits of the Company to a reserve fund, and may apply the same either by employing it in the business of the Company or by investing it in such manner as they think fit, and the income arising from such reserve fund shall be treated as part of the gross profits of the Company. Such reserve fund may, subject to the Statutes, be applied for the purpose of maintaining the property of the Company, replacing wasting assets, meeting contingencies, forming an insurance fund, equalising dividends, paying special dividends or bonuses, or for any other purpose for which the profits of the Company may lawfully be used, and until the same shall be so applied it shall be deemed to remain undivided profit. The Directors may also carry forward to the accounts of the succeeding year or years any profit or balance of profits which they shall not think fit to divide or to place to reserve.

Capitalisation of Reserves

Capitalisation of Reserves

143. Subject to the provisions of the Statutes, the Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalise all or any part of the amount for the time being standing to the credit of any of the Company's reserve funds or reserve accounts (including any undistributable reserves) or to the credit of the profit and loss account (not being required for the payment of or provision for any fixed preferential dividend), and accordingly that such sum be applied on behalf of the Members who would have been entitled thereto if distributed by way of dividend and in the same proportion either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares or debentures of the Company to be allotted and issued credited as fully paid up to and among such Members in the proportion aforesaid or partly in the one way and partly in the other, and the Directors shall give effect to such resolution: provided that (i) a share premium account and a capital redemption reserve may, for the purposes of this Article, only be applied in the paying up of unissued shares to be allotted to Members as fully paid shares; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the Company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly.

Appropriations by Directors

144. Whenever such a resolution shall have been passed the Directors shall make all appropriations and applications of the amount resolved to be capitalised, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures which would otherwise be issued in fractions, and also to authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application thereto of their respective proportions of the amount resolved to be capitalised, of the amounts or any part of the

amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such Members.

Scrip Dividends

145. Subject to approval by the Company in general meeting and subject as hereinafter provided, the Directors may at their discretion resolve that the holders of fully paid Ordinary Shares (excluding any member holding shares or treasury shares) shall have the option to elect to receive in lieu of cash in respect of all or any part of such dividend or dividends as are specified by the Company in general meeting an allotment of additional Ordinary Shares in the capital of the Company credited as fully paid provided that:-

145.1 an adequate number of unissued Ordinary Shares in the capital of the Company is available for this purpose and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

145.2 the approval by the Company in general meeting may only be given in respect of a specified dividend or of any dividends declared or to be declared or paid in respect of a specified period, provided such period shall expire not later than the date of the fifth Annual General Meeting following the date of the Meeting at which such resolution is passed or five years after the date on which such resolution is passed, whichever is the earlier;

145.3 the number of Ordinary Shares in the capital of the Company to be allotted in lieu of any amount of dividend as aforesaid shall be determined by the Directors so that the value of such shares shall (as nearly as possible) equal and may, if the Directors consider it appropriate, be greater than such amount and for this purpose the value of an Ordinary Share shall be deemed to be the average of the middle market quotations of such shares as shown in the Daily Official List of the London Stock Exchange (adjusted as below) on the ex-dividend date and on the next four business days and each such middle market quotation as is not "ex-dividend" shall be adjusted by deducting therefrom the cash amount of such dividend per share. A certificate and report by the Auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the Auditors may rely on advice or information from brokers or other sources of information as they think fit;

145.4 the Directors, after determining the number of Ordinary Shares in the capital of the Company to be allotted as aforesaid, shall give notice in Writing to the Ordinary Shareholders of the option to elect accorded to them and shall send with such notice forms of election which specify the procedure to be followed and the place at which and the latest date and time by which duly completed forms of election must be lodged in order to be effective. No such notice need be given to holders of Ordinary Shares who have previously given election mandates in accordance with these Articles and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by any holder of Ordinary Shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

145.5 following the receipt of a notice or notices of election pursuant to Article 139.4 the Directors shall allot to the holders of those shares in respect of which the share election has been or is duly exercised in lieu of the dividend (or that part of the dividend in respect of which the right of election has been accorded) such number of additional Ordinary Shares in the capital of the Company determined as aforesaid and for such purpose the Directors shall appropriate and capitalise out of any reserve or fund (including any share premium account or capital redemption reserve or profit and loss account) as they shall determine an amount equal to the aggregate nominal amount of the additional Ordinary Shares so to be allotted and apply the same in paying up in full the appropriate number of unissued Ordinary Shares for allotment and distribution to and amongst those Members who have given notices of election as aforesaid, such additional Ordinary Shares to rank pari passu in all respects with the fully paid Ordinary Shares in the capital of the Company then in issue save only as regards participation in the relevant dividend;

145.6 the Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby, in whole or in part, fractional entitlements are disregarded or the benefit of fractional entitlements accrues to the Company rather than to the Members concerned) or fractional entitlements are accrued and/or retained and accumulated on behalf of the Members concerned and such accruals and/or retentions are applied to the allotment by

way of bonus or cash subscription of fully paid Ordinary Shares on behalf of the Members concerned upon and subject to such terms and conditions as the Directors may determine). The Directors may authorise any person to enter, on behalf of all the Members interested, into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned;

145.7 unless the Board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new Ordinary Share or Shares which a Member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected Ordinary Shares shall be in uncertificated form (in respect of the Member's elected Ordinary Shares which were in uncertificated form on the date of the Member's election) and in certificated form (in respect of the Member's elected Ordinary Shares which were in certificated form on the date of the Member's election);

145.8 the Directors may from time to time establish or vary a procedure for election mandates, which for the avoidance of doubt, may include an election by means of a relevant system under which holders of Ordinary Shares may elect to receive additional Ordinary Shares credited as fully paid in lieu of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

145.9 notwithstanding the foregoing the Directors may at any time prior to payment of the relevant dividend determine, if it appears to them desirable to do so because of a change in circumstances or otherwise, that the dividend shall be payable wholly in cash and if they so determine then all elections shall be disregarded. The relevant dividend shall be payable wholly in cash if the Ordinary Shares of the Company cease to be listed on the Official List of the UK Listing Authority at any time prior to the due date of issue of the additional Ordinary Shares or if such listing is suspended and not reinstated by the date immediately preceding the due date of such issue; and

145.10 the Directors may on any occasion determine that rights of election shall not be made available to any Members with registered addresses in any territory where the Directors believe that such restriction is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or the Directors believe that for any other reason the offer should not be made to them.

Accounts

Accounts to be kept

146. The Directors shall cause proper books of account (being such books of account as are necessary to disclose with reasonable accuracy the state of the Company's affairs and to explain its transactions) to be kept with respect to:-

146.1 all sums of money received and expended by the Company, and the matters in respect of which such receipts and expenditure took place;

146.2 all sales and purchases of goods by the Company; and

146.3 the assets and liabilities of the Company.

Limitation of right to inspect

147. The books of account shall be kept at the Office, or (subject to the provisions of the Statutes) at such other place or places as the Directors may determine, and shall always be open to the inspection of the Directors. The Directors may from time to time determine whether and to what extent and at what times and places, and on what conditions, the books and accounts of the Company, or any of them, shall be open to the inspection of the Members (not being Directors), and the Members shall have only such rights of inspection as are given to them by the Statutes or by such resolution as aforesaid.

Production of accounts

148. The Directors shall from time to time in accordance with the provisions of the Statutes cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are referred to in the Statutes.

Copies

149. A copy of every balance sheet, Directors' report and profit and loss account, including every document required by law to be annexed thereto, which is to be laid before the Company in general meeting, together with a copy of the Auditors' report, shall, not less than twenty-one clear days before the date of the meeting, be sent to every Member (whether he is or is not entitled to receive notices of general meetings of the Company), every holder of debentures of the Company (whether he is or is not so entitled), and all other persons so entitled. Provided always that if and to the extent permitted by the Statutes the Company need not despatch copies of these documents to Members, but may instead send to them (or certain of them) summaries of such financial statements or other

documents. In addition this Article shall not require a copy of such documents to be sent to any person to whom, by virtue of the Statutes, the Company is not required to send the same. There shall also be sent to each stock exchange on which the shares of the Company are dealt in or listed the number of copies of the aforesaid documents required by such exchange. For the purposes of this Article sending includes using electronic communications and publication on a web site in accordance with the Statutes.

Audit

Auditors to be appointed

150. Auditors shall be appointed and their duties regulated in the manner provided by the provisions of the Statutes.

All acts to be valid

151. Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment.

Power to attend certain general meetings

152. The Auditor shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any Member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns him as Auditor.

Notices

Notice, how served

153. A notice may be served by the Company upon any Member either personally or by sending it through the post in a prepaid letter addressed to such Member at his registered address or by means of a relevant system or, where appropriate by sending it using electronic communications to an address notified by the Member concerned to the Company for that purpose or by publication on a web site in accordance with the Statutes or by any other means authorised in Writing by the Member concerned. In the case of joint holders of a share, service, sending or delivering of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivering to all the joint holders.

Members out of United Kingdom

154. No Member shall be entitled to have a notice served on him at any address not within the United Kingdom but any Member whose registered address is not within the United Kingdom may by notice in Writing require the Company to register an address within the United Kingdom which, for the purpose of the service of notices, shall be deemed to be his registered address. Any Member whose registered address is not within the United Kingdom and who gives to the Company an address for the purposes of electronic communications may at the absolute discretion of the Board, have notices or documents sent to him at that address. A Member who has no registered address within the United Kingdom and has not given notice as aforesaid shall not be entitled to receive any notices from the Company. Any notice may be given by a Member by reference to the register of Members as it stands at any time within fifteen days before the notice is given, and no change in the register after that time shall invalidate the notice. For a Member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

Time of service of notice

155. Any notice sent by first class post shall be deemed to have been served on the day after the same shall have been posted and if sent by second class post on the second day thereafter; and in proving such service it shall be sufficient to prove that the envelope containing the notice was properly addressed, stamped and posted. Any notice or document not sent by post but left at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the Company in accordance with these Articles by a person who is Entitled by Transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the Company by means of a relevant system shall be deemed to have been served or delivered when the Company or any sponsoring system participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the Company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or other document placed on the Company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given. Any notice or document served, sent or delivered by the Company by any

other means authorised in Writing by the Member concerned shall be deemed to have been served, received or delivered when the Company has carried out the action it has been authorised to take for that purpose.

Notice to be given in case of death or bankruptcy of a Member

156. A notice may be given by the Company to the person Entitled by Transmission by delivering or sending it through the post in a prepaid letter addressed to him by name, or by the title of the representative or representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within the United Kingdom supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy or any other event giving rise to its transmission by operation of law had not occurred. A person who is Entitled by Transmission, may upon supplying the Company with an address for the purposes of electronic communications for the service of notices, at the absolute discretion of the Board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share

Suspended or Curtailed Postal Services

157. If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or the relevant electronic communication system the Company is unable effectively to convene a general meeting by notices sent through the post or by electronic communications, a general meeting may be convened by notice advertised on the same date in at least two leading daily newspapers, at least one of which shall be a national daily newspaper, with appropriate circulation and such notice shall be deemed to have been duly served on all Members entitled thereto at noon on the day when the advertisement appears. In any such case the Company shall send confirmatory copies of the notice by post or by electronic communications if at least seven days prior to the meeting the posting of notices to addresses throughout the United Kingdom or by electronic communications again becomes practicable.

Provision for Employees

158. The power conferred upon the Company by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its Subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any Subsidiary shall only be exercised by the Company with the prior sanction of a special resolution. If at any time the capital of the Company is divided into different classes of shares, the exercise of such power as aforesaid shall be deemed to be a variation of the rights attached to each class of shares and shall accordingly require either:-

158.1 the prior consent in Writing of the holders of three fourths of the issued shares; or

158.2 the prior sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares, of each class in accordance with the provisions of these Articles.

Indemnity

159. The Directors, executive Directors, Auditors, Secretary and other officers for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective executors or administrators shall be indemnified and secured harmless out of the assets of the Company from and against any liability incurred by them to the extent permitted by the Statutes. Further, the Directors may purchase and maintain insurance at the expense of the Company for the benefit of any such Director or other officer or Auditor to the extent permitted by the Statutes.

Winding Up

Distribution of assets in winding up

160. If the Company shall be wound up the assets remaining after payment of the debts and liabilities of the Company and the costs of the liquidation shall be applied, first, in repaying to the Members the amounts paid up on the shares held by them respectively, and the balance (if any) shall be distributed among the Members in proportion to the number of shares held by them respectively: Provided always that the provisions hereof shall be subject to the rights of the holders of shares (if any) issued upon special conditions.

Assets may be distributed *in specie*

161. In a winding up any part of the assets of the Company, including any shares in or securities of other companies, may, with the sanction of an extraordinary resolution of the Company, be divided among the Members of the Company *in specie*, or may, with the like sanction, be vested in trustees for the benefit of such Members, and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares whereon there is any liability.

Index to Articles of Association

Index to Articles of Association

FILE COPY

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 53688

The Registrar of Companies for England and Wales hereby certifies that

BBA GROUP PLC

having by special resolution changed its name, is now incorporated under the name of

BBA AVIATION PLC

Given at Companies House, London, the 17th November 2006

C00053688G

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— *for the record* —

CASA

No. 53688

RESOLUTION

of

BBA GROUP PLC
(the "Company")

At an Extraordinary General Meeting of the Company duly convened and held on 16 November 2006 the following resolution was passed as a special resolution:

1. That, conditional upon completion of the demerger of the Company's Fiberweb nonwovens business (which will take place upon the ordinary shares in Fiberweb plc being admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities), the name of the Company be changed to BBA Aviation plc.

....

Chairman of the meeting

CA063180126

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	03	
Month	11	
Year	2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Limited ESOS Acct	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	5,000
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9 November 2006

~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	10	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	1,614		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Mr Keith Hill	Class of shares allotted	Number allotted
Address 41 Manor Avenue	Ordinary	1,614
Poole		
UK Postcode B H 1 2 4 L B		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 9 November 2006

~~**A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

[illegible]

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	31	10	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	15,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited ESOS Acct Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Ordinary	15,000
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 6.11.2006.

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	24 / 10 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	8,074		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£2.09		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr Ronald Smith	Class of shares allotted	Number allotted
Address: 50 Besselsleigh Road, Wootton, Abington, Oxfordshire	Ordinary	8,074
UK Postcode OX13 6DX		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2 November 2006

** A director / secretary / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number 53688

Company Name in full BBA GROUP PLC

	Day	Month	Year
Date of termination of appointment	3 1	1 0	2 0 0 6

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) RICHARD NATHAN

Surname STILLWELL

	Day	Month	Year
†Date of birth	0 1	0 4	1 9 4 9

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 2 NOV 2006

(~~** serving director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Mrs A Hammond
BBA Group plc
20 Balderton Street
London W1K 6TL

Companies House receipt date barcode

Form revised 1999

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18 10 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4,843		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr Clive Clarke	Class of shares allotted	Number allotted
Address: 24 Epsom Crescent,	Ordinary	3,229
Newbury		
UK Postcode R G 1 4 7 T R		
Name(s): Mr Alan Denning	Class of shares allotted	Number allotted
Address: 9 Birch Tree Drive,	Ordinary	1,614
Emsworth		
UK Postcode P O 1 0 7 R S		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11	10	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	10,010		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Steven Grosart Address: 12 Clifton Avenue Liverpool UK Postcode L26 7ZJ	Ordinary	3,229
Name(s): Mr Philip Frank Storey Address: 147 Ashland POint, Hendersonville, Tennessee TN 37075 USA UK Postcode	Ordinary	4,844
Name(s): Mr Stephen Roger Wiseman Address: 213 Milton Road, Cowplain, Portsmouth, Hampshire UK Postcode PO8 8LS	Ordinary	1,937
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17th October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHW P000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From	To
Day	10	
Month	10	
Year	2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	37,900		
Nominal value of each share	25P		
Amount (if any) paid or due on each share (including any share premium)	153P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Limited ESOS Acct Address: 20 Moorgate London UK Postcode EC2R 6DA	ORDINARY	37,900
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17th October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	27	09	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	10,650	8,074	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	205.90p	209p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited ESOS Acct Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted: Ordinary	Number allotted: 10,650
Name(s): Mr Richard Chilton Address: 2 Windmill Heights, North Leigh, Witney UK Postcode O X 2 9 6 Z D	Class of shares allotted: Ordinary	Number allotted: 8,074
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 3 October 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	09	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	13,079		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Terence Murphy Address: 5 Hornby Lane, Liverpool, UK Postcode L18 3HH	Ordinary	1,776
Name(s): Mr John Neville Roberts Address: 338 Brook Lane, Sarisbury Green, Southampton UK Postcode SO31 7DP	Ordinary	3,229
Name(s): Mr Anthony Woods Address: 95 Stanley Park Avenue South, Liverpool UK Postcode L4 7XD	Ordinary	8,074
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14 September 2006

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	11 / 09 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	163	16,468	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	245p	209p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Miss Lisa Ann Davis Address: 20 Coed-Y-Garn, Waunlwyd, Ebbw Vale UK Postcode NP23 6NF	Ordinary	163
Name(s): Mr Nigel Leslie Brake Address: 9 Alder Close, Alton UK Postcode GU34 2SQ	Ordinary	645
Name(s): Mr Kenneth Duncan Address: 78 Fernwood Drive Liverpool UK Postcode L26 7ZB	Ordinary	1,937
Name(s): Mr Mike Holt Address: 338 Thorney Leys, Witney UK Postcode OX28 5PJ	Ordinary	4,844
Name(s): Mrs Janet Brenda Roskell Address: 248 Hunts Cross Avenue Liverpool UK Postcode L25 8QS	Ordinary	5,813

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 14 September 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals
CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Names and addresses of the allottees (continued)

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s): Mr Philip Anthony Wiltshire Address: 29 Smithford Walk, Cronton Grange, Tarbock, Prescot UK Postcode: L35 1SF	Class of shares allotted: Ordinary	Number allotted: 3,229
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode:	Class of shares allotted	Number allotted

Co 88(2C)/1

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

[illegible] APR 27 A 9:13

[illegible]

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From: Day	Month	Year	To: Day	Month	Year
	08	09	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	32,700		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Limited ESOS a/c	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	32,700
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14 September 2006

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	06	09	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited ESOS a/c	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	5,000
UK Postcode E C 2 R 6 D A		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12 September 2006

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Companies House
— for the record —

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHW P000

Company Number	53688
Company name in full	BBA Group Plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	32700		
Nominal value of each share	25P		
Amount (if any) paid or due on each share (including any share premium)	153P		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB   DX 235 Edinburgh
for companies registered in Scotland   or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): CAZENOVE NOMINEES LIMITED ESOS Account Address: 20 MOORGATE LONDON UK Postcode EC2R 6DA	Class of shares allotted: ORDINARY	Number allotted: 32700
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 7 Sep 2006

~~** A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

288a

RECEIVED
[illegible] 27 A 9:[illegible]
[illegible] CORPORATE CHANGE

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 53688

Company Name in full BBA GROUP PLC

	Day	Month	Year
Date of appointment	01	08	2006
†Date of Birth	06	02	1948

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): NICHOLAS CHARLES EDWARD

Surname: LAND

Previous Forename(s): Previous Surname(s):

†† Usual residential address: BBA GROUP PLC, 20 BALDERTON STREET

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Post town: LONDON Postcode: W1K 6TL

County / Region: Country:

†Nationality: BRITISH †Business occupation: CHARTERED ACCOUNTANT

†Other directorships (additional space overleaf): SEE LIST ATTACHED

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 18.08.06

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 21.08.06.

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

MRS A HAMMOND.
BBA GROUP PLC
20 BALDERTON STREET
LONDON W1K 6TL Tel 020 7514 3999

DX number DX exchange

A23 *AU6T3I8H* 717
COMPANIES HOUSE 24/08/2006

[illegible]de
[illegible]harge

[illegible] 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

NICHOLAS CHARLES EDWARD LAND
COMPANY/LLP APPOINTMENTS AND RESIGNATIONS

COMPANY/LLP	APPOINTMENT	RESIGNATION
Ernst & Young LLP	18.12.01	30.06.06
EYGS LLP	27.11.01	30.06.06
Becket Ventures Ltd	12.10.99	30.06.06
Ernst & Whinney Ltd	07.04.86	30.06.06
Ernst & Young (Nominees) Ltd	28.06.95	30.06.06
Ernst & Young International Ltd	28.06.95	30.06.06
Ernst & Young Invest Company Ltd	17.10.97	30.06.06
Ernst & Young Ltd	20.05.05	30.06.06
Ernst & Young Services (UK) Ltd	22.12.04	30.06.06
Ernst & Young Services Ltd	23.04.93	30.06.06
EY (NEA) Ltd	12.12.05	30.06.06
EY Incubator.com Ltd	29.10.99	30.06.06
EYGS UK Participation Ltd	20.05.05	30.06.06
Future Wealth Co UK Ltd	08.12.99	30.06.06
Garrad House Executor & Trustee Co Ltd	03.02.03	30.06.06
Rolls House Holdings Ltd	20.12.89	30.06.06
The Transaction Processing Company Ltd	26.02.98	30.06.06
Peach Publishing Ltd	04.03.99	
Sheil Land Associates Ltd	20.04.99	
Richard Scott Simon Ltd	20.04.99	
Marsh & Sheil Ltd	20.04.99	
Royal Dutch Shell plc	01.07.06	
Ashmore Group Ltd	03.07.06	

AS AT 5 JULY 2006

NICHOLAS CHARLES EDWARD LAND
OVERSEAS COMPANIES APPOINTMENTS AND RESIGNATIONS

COMPANY	APPOINTMENT	RESIGNATION
EYGI (The Netherlands)		30.06.06
Stichting Administratiekantoor EYGI (The Netherlands)		30.06.06
EYGM Holding Ltd (Bahamas)		30.06.06
EYGN Holding Ltd (Bahamas)		30.06.06
EYGM Ltd (Cayman Islands)		30.06.06
EYGN Ltd (Cayman Islands)		30.06.06

AS AT 5 JULY 2006

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	08	2006			

Class of shares (ordinary or preference etc)	ORDINARY	ORDINARY	
Number allotted	4,844	1,474	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share (including any share premium)	209p	213p	

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Mr Peter Bowater	Class of shares allotted	Number allotted
Address: 9 Jenkins Close, Eaton Socon, St Neots	Ordinary	4,844
UK Postcode PE19 6PY		
Name(s): Mr Derek John Smith	Class of shares allotted	Number allotted
Address: 17 Church Close, New Inn, Pontypool	Ordinary	1,474
UK Postcode NP4 0PE		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/8/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31	07	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	27,126		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Mr Robert Hooker		
Address: 40 Hillview Road, Basingstoke	Ordinary	6,459
UK Postcode RG22 6BG		
Name(s)	Class of shares allotted	Number allotted
Mr Graham John Bolster		
Address: 3 St Johns Avenue, Purbrook, Waterlooville	Ordinary	1,937
UK Postcode PO7 5PJ		
Name(s)	Class of shares allotted	Number allotted
Mr Peter Jeffrey Grice		
Address: 48 Walpole Road, Runcorn	Ordinary	8,074
UK Postcode WA7 4AS		
Name(s)	Class of shares allotted	Number allotted
Mr ~~Geoffrey~~ George Clive Dixon		
Address: 53 Mossgrove Road, Timperley, Altrincham	Ordinary	8,074
UK Postcode WA15 6LF		
Name(s)	Class of shares allotted	Number allotted
Mr Grevor Gibbons		
Address: 29 Elson Road, Gosport	Ordinary	1,291
UK Postcode PO12 4BL		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed ______________________ Date ______________________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) John Mathew Robert Clarke	Class of shares allotted	Number allotted
Address 6 Salcey Close, Swanwick Alfreton	ORDINARY	1291
UK Postcode DE55 1HD		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17 August 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED
2006 JUL 27 A 9:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	17	07	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	20,341		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Mr Andrew Dyer		
Address		
11 Nurseries Road	Ordinary	1,614
Kidlington		
UK Postcode OX5 1AN		
Name(s)	Class of shares allotted	Number allotted
Mr Martin Chivers		
Address		
32 Mafeking Road	Ordinary	968
Southsea		
UK Postcode PO4 9BE		
Name(s)	Class of shares allotted	Number allotted
Mr James Walker		
Address		
21 Elmar Road	Ordinary	6,459
Liverpool		
UK Postcode L17 0DA		
Name(s)	Class of shares allotted	Number allotted
Mr Gornonwy Lloyd Humphreys		
Address		
22 Stoneby Drive	Ordinary	4,844
Wallasey		
UK Postcode CH45 0LQ		
Name(s)	Class of shares allotted	Number allotted
Mr Robert Simon Turner		
Address		
8 Thornbury Drive	Ordinary	1,614
Mansfield		
UK Postcode NG19 6NB		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] DEPUTY Date 25 July 2006

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor.~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals

CHFP041

Company Number: 53688

Company name in full: BBA Group Plc

Names and addresses of the allottees (continued)

Shareholder details (*list joint allottees as one shareholder*)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Mr Melvyn Dix Address: 11 Cardinal Drive Waterlooville UK Postcode: PO7 8LZ	Ordinary	1,614
Name(s): Mr Robert Philip John Address: 3 Fairways Bargoed UK Postcode: CF81 8TQ	Ordinary	1,614
Name(s): Mr Christopher O'Driscoll Address: 11 Raynham Way Luton UK Postcode: LU2 9SH	Ordinary	1,614
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	05	07	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	4,844		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) David White	Class of shares allotted	Number allotted
Address 21 Ruskin Way	Ordinary	4,844
Waterlooville		
UK Postcode PO8 8JX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14 July 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	06	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	29,063		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Mr David Husband Address: 20 Mendips Road, Fareham UK Postcode PO14 1QD	Ordinary	2,260
Name(s): Mr Andrew John Dunstan Address: 40 Boswell Road, Cowley. Oxford UK Postcode OX4 3HN	Ordinary	1,614
Name(s): Mr Phillip Price Address: Thistledome, Hafodyrynys, Crumlin, Newport UK Postcode NP11 5BE	Ordinary	5,167
Name(s): Mr Robert John Foster Address: 35 Newport Road, New Inn, Pontypool UK Postcode NP4 0NU	Ordinary	8,074
Name(s): Mr Stephen Goddard Address: 19 Merton Crescent, Fareham UK Postcode PO16 9NF	Ordinary	5,167

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Company Secretary Date 6 July 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number   DX exchange

Oyez

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals

CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Names and addresses of the allottees (continued)

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Mr Andrew Gratton Address: Benares, 51 Greenhill Road, Griffithstown, Sebastopol, Pontypool UK Postcode: NP4 5BG	Ordinary	4,844
Name(s): Mr Andrew John Carruthers Address: 55 Padnell Road, Waterlooville UK Postcode: PO8 8EB	Ordinary	1,937
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		
Name(s): Address: UK Postcode:		

Co 88(2C)/1

Names and addresses of the allottees

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

[illegible] MAR 27 A 9:23

[illegible] INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	06	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	16,146		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name(s): Mr Lyndon Paul Davies Address: Brynderwen, School Lane, Wainfelin, Pontypool UK Postcode: NP4 6EH	Ordinary	4,844
Name(s): Mr Mervyn Pearman Address: 189 Banbury Road, Kidlington, Oxford UK Postcode: OX5 1AL	Ordinary	7,105
Name(s): <r David Frank Underwood Address: 25 Devon Road, Portsmouth UK Postcode: PO3 5ET	Ordinary	968
Name(s): Mr Alan George Chambers Address: Tanybryn, Alexandra Street, Blaina Abertillery UK Postcode: NP13 3HE	Ordinary	3,229
Name(s): Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Company Secretary Date 27 June 2006

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	15 06 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	65,364		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Stephen Gale Address: 49 Chapel Road, West End, Southampton UK Postcode: SO30 3FG	Ordinary	3,229
Name(s): Stephen Frank Green Address: 29 Harbour Road, Liverpool UK Postcode: L22 8QG	Ordinary	4,844
Name(s): Mrs Tracey Jayne Gwynne Address: 6 Millers Close, Ruardean Hill, Drybrook UK Postcode: GL17 9AU	Ordinary	7,105
Name(s): Mr Paul Hickley Address: Rushbrook, Leafield Road, Shipton-under-Wychwood, Chipping Norton UK Postcode: OX7 6EA	Ordinary	5,781
Name(s): Mr Robert Arthur Howse Address: 1 The Ceders, Off Libanus Road, Blackwood, Kent UK Postcode: NP12 1FD	Ordinary	6,459

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Deputy Company Secretary Date 23 June 2006

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

88(2) (cont.)

Return of Allotment of Shares

Please complete in typescript or in bold block capitals

CHFP041

Company Number	53688
Company name in full	BBA GROUP PLC

Names and addresses of the allottees (continued)

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Mr Michael Johansen Address: 222 Locks Road, Locks Heath, Southampton UK Postcode SO31 6LB	Ordinary	4,844
Name(s): Mr Paul Edward Jones Address: 44 Mount Pleasant Estate, Brynithel, Abertillery UK Postcode NP13 2HN	Ordinary	6,136
Name(s): Mr George Francis Maguire Address: 46 Grange Farm Crescent, Wirral UK Postcode CH48 8YB	Ordinary	4,844
Name(s): Mr Paul Sanders Address: 35 Harris Drive, Bootle UK Postcode L20 6LD	Ordinary	6,762 (handwritten: 6,782)
Name(s): Mr Russell Search Address: 18 Gresham Way, Shefford UK Postcode SG17 5EB	Ordinary	8,074

Names and addresses of the allottees

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Shareholder details *(list joint allottees as one shareholder)*	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Mr David Steve Williams		
Address		
29 The Garw, Croesyceiliog,	Ordinary	7,266
Cwmbran		
UK Postcode N P 4 4 2 H A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	11,787		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): ~~See attached list~~	Class of shares allotted	Number allotted
Address:	~~Ordinary~~	~~11,781~~
UK Postcode		
Name(s): Michael Blakey	Class of shares allotted	Number allotted
Address: 39 Portchester Road, Portsmouth	Ordinary	3,422
UK Postcode PO2 7HZ		
Name(s): Gordon Clarke	Class of shares allotted	Number allotted
Address: 63 Julius Gardens, Luton	Ordinary	3,229
UK Postcode LU3 3SG		
Name(s): Raymond John Parker	Class of shares allotted	Number allotted
Address: 11 De Grosmont Close, Ysbytty Fields, Abergavenny	Ordinary	6,136
UK Postcode NP7 9JN		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16/06/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

2006 APR 27 A 9:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	06	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	246,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Limited ESOS Acct Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Class of shares allotted: Ordinary	Number allotted: 246,400
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Company Secretary Date 12 June 2006

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	From Day	From Month	From Year	To Day	To Month	To Year
	01	06	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	266,013		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

A33 *A6U85C5N* 462
COMPANIES HOUSE 10/06/2006

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): See attached list Address: UK Postcode	Class of shares allotted: Ordinary	Number allotted: 266,013
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted
Name(s): Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 8/6/06

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Run Date: 06-JUN-2006-03:13PM
Ref: R52802 V4.1e

Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688

ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MR PAUL ASHLEY	20 SYWELL CLOSE SUTTON IN ASHFIELD NG17 4NN	5,490
MR JEFFREY S BARTLETT	282 SOUTHWOOD ROAD DUNSTABLE LU5 4EW	1,614
MR JOHN BERNARD BIDDLECOMBE	59 BEACONSFIELD AVENUE PORTSMOUTH PO6 2PS	2,906
MR JEFFERY BIRTWISTLE	99 MILLARD CLOSE OAKRIDGE BASINGSTOKE RG21 5TX	1,291
MR BARRY BLENCH	177 BROCKHURST ROAD GOSPORT PO12 3AY	3,229
MR RONALD BONNAR	175 DOVER ROAD COPNOR PORTSMOUTH PO3 6JU	968
MR ANTHONY JOHN BRISTLIN	5 SMALLWOOD FORGE NEWCASTLE ROAD SMALLWOOD CHESHIRE CW11 2UF	4,844
MISS PAULINE BUCKLEY	18 HALL-ITH-WOOD LANE TONGE MOOR BOLTON BL2 3BB	3,229
MISS SUSAN CANE	9 BARRINGTON CLOSE WITNEY OX28 5FJ	1,291
MR TREVOR CLARKE	113 HILL ROAD FAREHAM PO16 8JY	1,291
MR PETER GERARD CREASY	7 GOLDFINCH CLOSE LIVERPOOL L26 7ZZ	4,844
MR PETER CROCKFORD	50 LINKENHOLT WAY HAVANT PO9 4AS	8,074
MR ANTHONY CUMMINGS	7 ROSS ROAD ASTON ABBOTTS AYLESBURY HP22 4LZ	8,074
MR TONY PHILLIP DALES	1C GREENWOOD AVENUE PORTSMOUTH PO6 3NP	1,614

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1e
Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688 ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MISS LISA ANN DAVIS	20 COED-Y-GARN WAUNLWYD EBBW VALE NP23 6NF	6,459
MR IAN DAVYS	23 ARNOLD WAY BOSHAM CHICHESTER PO18 8NJ	1,291
MR ALBERTUS DE BRUYN	12 BEECH CLOSE PULLOXHILL BEDFORD MK45 5EP	8,074
MR SEAN DUNNE	MOUNT PLEASANT WESTFIELD ROAD OSBASTON MONMOUTH GWENT NP25 3HX	8,074
MR BARRY ECCLES	57 DOVEDALE ROAD LIVERPOOL L18 5EP	1,614
MR MICHAEL JOHN EVANS	4 SCHOOL STREET BRITHDIR NEW TREDEGAR NP24 6JH	3,229
MR DAVID J FLOWER	174 BUCKINGHAM DRIVE LUTON LU2 9RE	1,614
MR CLIVE GANNON	78 EATON ROAD APPLETON ABINGDON OX13 5JJ	8,074
MR HUGH GIBSON	13 BREWERS LANE GOSPORT PO13 0JU	968
MR RAYMOND GRECH	118 SECOND AVENUE FARLINGTON PORTSMOUTH PO6 1JU	2,906
MR ALAN E GREEN	3 HEDGE END WALK HAVANT PO9 5LS	968
MR KEVIN GUNNER	28 GILKICKER ROAD GOSPORT PO12 2UN	1,614
MR DAVID J HALLOWAY	14 CASTLE STREET BERKHAMSTED HP4 2BQ	8,074

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1a

Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53683 ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MR RAYMOND HARRIS	16 DUNBAR ROAD PORTSMOUTH HAMPSHIRE PO4 8EY	3,875
MR ANDREW HASLAM	22 GREYSTOKE DRIVE SHARPLES BOLTON BL1 7DW	1,614
MR DAVID JOHN HASLAM	6 IVY BANK CLOSE SHARPLES BOLTON LANCS BL1 7EF	4,844
MR ALLEN J H HAWKRIDGE	25 COPPICE ROAD CALMORE SOUTHAMPTON SO40 2QG	1,614
MR ROBERT JOHNSON	50 KELSEY AVENUE SOUTHBOURNE EMSWORTH PO10 8NQ	1,614
MR IVOR PUGH-JONES	1 GLENEAGLES DRIVE WIDNES WA8 9JH	8,074
MR RACHEL DENISE JONES	7 COLLEGE ROAD PENYGARN PONTYPOOL NP4 8DA	1,291
MR KEITH JOHN KEELING	8 DUNDEE DRIVE MANSFIELD WOODHOUSE MANSFIELD NOTTS NG19 8RE	3,875
MRS CHRISTINE ANN KIRKMAN	6 RIPON DRIVE MARKLAND HILL BOLTON BL1 5PE	3,229
MR PAUL KNIGHT	44 HILL PARK ROAD FAREHAM PO15 6HT	4,844
MR KENNETH LIVINGSTON	29 SALCOMBE DRIVE LIVERPOOL L25 0LY	1,937
MR PETER LONG	9 SPRINGFIELD WAY FAREHAM PO14 2RG	3,229
MS ELLEN MACDUFF	86 KENNYLANDS ROAD SONNING COMMON READING RG4 9JT	8,074

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1e
Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688 ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MR ANDREW MARK MCCARTHY	34 ALICE STREET NEWPORT NP20 2HS	1,614
MR MALCOLM KEITH MCINTOSH	15 COVERDALE CLOSE GREAT SANKEY WARRINGTON CHESHIRE WA5 3DH	4,844
MR RONALD MOORE	166 ABBEY ROAD KIRKBY IN ASHFIELD NOTTINGHAM NG17 7NX	4,844
MR KEVIN MORGAN	46 LAPWING CLOSE LIVERPOOL L12 0PW	4,844
MR CHRISTOPHER O'HARA	7 SOUTH NORMANDY PORTSMOUTH PO1 2ES	968
MR PETER OLIVER	2 BELMORE CLOSE PORTSMOUTH PO1 5SA	1,614
MRS RITA PATTERSON	5 BELLEW ROAD LIVERPOOL L11 8NR	1,937
MR MICHAEL ANDREW PEERS	143 ABBOTTSHEY AVENUE LIVERPOOL L18 7JS	6,717
MR MICHAEL PERRY	15 TOKIO ROAD COPNOR PORTSMOUTH PO3 5AT	3,875
MR ROBERT GEORGE POWELL	4 CELANDINE COURT TY CANOL CWMBRAN NP44 6JU	4,844
MR BARRY RAMSDALE	9 COLBY CLOSE FOREST TOWN MANSFIELD NG19 0LS	5,167
MR DAVID JEFFERY ROBERTS	OAK COTTAGE MILL LANE GOVILON ABERGAVENNY GWENT NP7 9SA	3,229
MR IAN MICHAEL ROSSITER	6 PENARTH COURT LLANYRAVON	1,614

BBA GROUP PLC

CWMBRAN NP44 8JG

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1e
Company Code: H09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688 ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MR STEPHEN GEORGE SCOTNEY	BRENCHLEY HOUSE COBDEN STREET KIRKBY-IN-ASHFIELD NOTTINGHAM NG17 7DN	4,844
MR ALAN SMITH	6 THE BUTTS BICESTER ROAD MERTON BICESTER OK25 2NN	1,614
MR DEREK JOHN SMITH	17 CHURCH CLOSE NEW INN PONTYPOOL NP4 0PE	4,844
MR PHILLIP SMITH	2 FABIAN CLOSE WATERLOOVILLE PO7 8LQ	3,229
MR ROBERT SOUTHCOTT	AMLWICH 7 BEAUPREAU PLACE ABERGAVENNY NP7 5LZ	3,229
MR EVAN STANBURY	32 LYNN ROAD PORTSMOUTH PO2 7NS	968
MR MIKE STOKES	33 RIVER PARK MARLBOROUGH SN8 1NH	3,229
MR ALEXANDER UNDERWOOD	45A MILESTONE ROAD CARTERTON OX18 3RL	1,614
MR EDWARD WADDEN	23 HOLYROOD GREAT HOLM MILTON KEYNES MK8 9DR	1,614
MR WILLIAM WINSTON WALMSLEY	44 RAVENSWOOD BOLTON BL1 5TL	8,074
MR STEVEN ANDREW WALSH	3 BIRTLE DRIVE ASTLEY TYLDESLEY MANCHESTER M29 7RE	4,037
MR RICHARD WARE	6 NEWLANDS WALK WATFORD WD25 0NA	8,074
MR LAWTON PETER WATKINS	52 CROESONEN PARC ABERGAVENNY NP7 6PE	3,229
MR GARY WELLS	60 COUNTESS PARK	1,614

Return of Allotment

BBA GROUP PLC

LIVERPOOL L11 4UH

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1e
Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688 ORDINARY SHARES OF 25P EACH Issued on 01-JUN-2006

Name and Address of Shareholder		Holding
MR STANLEY WHITTLE	31 RAINHILL ROAD RAINHILL PRESCOT L35 4PA	1,291
MR KEITH WILKINSON	72 OAK ROAD BEDFORD MK42 0HJ	1,614
MR DOUGLAS MICHAEL WILSON	15 BARNSTABLE WAY PENKETH WARRINGTON WA5 2QF	3,875
MR ANDREW WINSTONE	29 GLOSTERS PARADE NEW INN PONTYPOOL NP4 0NF	1,614
MR DAVID N WOOD	26 CHESTNUT AVENUE KIRKBY-IN-ASHFIELD NOTTINGHAM NG17 8BB	2,583
MR ROBERT NORMAN WORTHINGTON	321 WESTDALE LANE MAPPERLEY NOTTINGHAM NG3 6EW	7,266
MR MICHAEL WYATT	18 CHELMSFORD ROAD PORTSMOUTH PO2 0JY	1,614

Run Date: 06-JUN-2006 03:13PM
Ref: RS2802 V4.1e

Company Code: N09B

Return of Allotment

BBA GROUP PLC

Registration Number 53688

ORDINARY SHARES OF 25P EACH issued on 01-JUN-2006

Total Number of Shareholder Accounts printed	74
Total holding for Return of Allotment	266,013

C O N T R O L   T O T A L S

Transaction code	Posting Type	Total Allotment
OPT OPTION	2230 NEW SHARES ALLOTMENT	266,013
		266,013

COMPANY NUMBER 53688

RECEIVED

2007 APR 27 A 9:3

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BBA GROUP

RESOLUTIONS OF BBA GROUP PLC

IN ACCORDANCE WITH SECTIONS 378 & 380 OF THE COMPANIES ACT 1985

At the Annual General Meeting of BBA Group plc, (the "Company") duly convened and held at The Selfridge Hotel, Orchard Street, London W1H 6JS on Wednesday 17 May 2006 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,689,599 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired. 10

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to: 11

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,109,549.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on The London Stock Exchange of ordinary shares of 25p each in the capital of the Company ("ordinary shares") provided that: 9

COMPANY NUMBER 53688

BBA GROUP

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 73,265,716 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 25p;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2007, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
   (i) be cancelled immediately upon completion of the purchase; or
   (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

BY ORDER OF THE BOARD

A WOOD
DIRECTOR

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	18	05	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	52,900		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	52,900
UK Postcode E C 2 R 6 D A		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Company Secretary Date 24 May 2006

** ~~A director / secretary / administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From (Day / Month / Year)	To (Day / Month / Year)
Date	15 / 05 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	5,000		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Ltd ESOS Acct		
Address: 20 Moorgate, London	Ordinary	5,000
UK Postcode E C 2 R 6 D A		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		
Name(s):		
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16 May 2006

~~** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Deputy Company Secretary

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	09 / 05 / 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	41,200		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	41,200
UK Postcode: E C 2 R 6 D A		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11 May 2006

~~** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Deputy Company Secretary

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number   DX exchange

Companies House

— for the record —

Bulk. 112156/30 cd

RECEIVED

Company Name
BBA GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
53688

Information extracted from Companies House records on 16th April 2006

A52 *A16ABFHC* 476
COMPANIES HOUSE 17/05/2006

Section 1: Company details

Ref: 53688/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	7th Floor 20 Balderton Street London W1K 6TL	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Capita Registrars Northern House Woodsome Park Fenay Bridge Huddersfield HD8 0LA	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	SIC Code / Description 3663 Other manufacturing	SIC CODE / Description
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 53688

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column* *Particulars of a new Company Secretary must be notified on form 288a*	**Name** Sarah Margaret Foulkes SHAW **Address** 26 Hamilton Road London W5 2EH	Name ________ ___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Sarah Margaret Foulkes SHAW ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Michael HARPER **Address** Barley End Stocks Road Aldbury Tring Hertfordshire HP23 5RZ **Date of birth** 02/01/1945 **Nationality** British **Occupation** Company Director & Engineer	Name ________ ___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date John Michael HARPER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 53688

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Mayfield PHILLIPS **Address** 130 Wallacks Point Stamford Connecticut 06902 Usa **Date of birth** 15/07/1938 **Nationality** American **Occupation** Retired	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Robert Mayfield PHILLIPS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Roberto QUARTA **Address** ~~3 West Eaton Place~~ ~~London~~ ~~SW1X 8LU~~ **Date of birth** 10/05/1949 **Nationality** Italian American **Occupation** Chairman	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address 7 The River House 3 Chelsea Embankment London SW3 4LG UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Roberto QUARTA ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David John Seymour ROQUES	Name ______
		___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address High Down Coxes Lane Chalfont St Giles Buckinghamshire HP8 4TQ	Address ______ ______ ______
	Date of birth 14.10/1938	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Chartered Accountant	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date David John Seymour ROQUES ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David ROUGH	Name ______
		___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Burford House The Drive Belmont Surrey SM2 7DP	Address ______ ______ ______
	Date of birth 01/01/1951	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Investment Manager	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date David ROUGH ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Richard STILLWELL	Name ______
	Address Tyte Court Farbury End, Great Rollright Chipping Norton Oxfordshire OX7 5RS	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 01/04/1949	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth __ / __ / ____ Nationality ______
	Occupation Exec Vp	Occupation ______ Date of change __ / __ / ____ Date Richard STILLWELL ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Bruce VAN ALLEN	Name ______
	Address 32245 Equestrian Trail Sorrento Florida Fl 32776 United States Of America	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______
	Date of birth 27/07/1955	UK Postcode ____ ___
Particulars of a new Director must be notified on form 288a.	**Nationality** American	Date of birth __ / __ / ____ Nationality ______
	Occupation Company Director	Occupation ______ Date of change __ / __ / ____ Date Bruce VAN ALLEN ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Andrew Richard WOOD	Name ____________________
	Address Lane End Bank Lyndhurst Hampshire SO43 7FD	___ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________________ ____________________ ____________________
	Date of birth 24 06 1951	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Group Finance Director	Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Andrew Richard WOOD ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
Ordinary 25p	488,767,732	£122,191,933
5% Preference of £1 each	199,332	£199,332

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 488,967,064

Aggregate Nominal Value of issued shares: £122,391,265

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 02/05/2005

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 53688

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (if appropriate)	Date of registration of transfer (if appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 53688

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 53688

Companies House

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature ______________________ (Director / Secretary)

Date 16 / 05 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

This AR is made up to *2/5/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

***Note:** The form must be delivered to CH within 28 days of this date*

3. Date of next return

If you wish to change your next return to a date earlier than **2nd May 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* _____ _______

Address ______________________

DX number *if applicable* ______

DX exchange ______________________

Postcode ____ ___

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 53688

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	3,784		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	209p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Alan Byrne	Class of shares allotted	Number allotted
Address: 23 Melbreck Road, Allerton, Liverpool	Ordinary	3,784
UK Postcode L18 9SE		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Company Secretary Date 19 April 2006

~~** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ ** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

2006 APR 27 A 9:?1

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	10	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	85,900		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address: 20 Moorgate, London	Ordinary	85,900
UK Postcode EC2R 6DA		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Company Secretary Date 19 April 2006

** ~~A director / secretary / administrator / administrative receiver / receiver /~~ ~~official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	04	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	73,200		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	73,200
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Deputy Company Secretary Date 10 April 2006

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

A Strong
A Devenny

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	31 03 2006	

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	30,300		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted: Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Ltd ESOS Acct Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Ordinary	30,300
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 April 2006

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Deputy Company Secretary

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	73,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Ltd ESOS Acct		
Address: 20 Moorgate, London	Ordinary	73,500
UK Postcode E C 2 R 6 D A		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 April 2006

~~** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

Deputy Company Secretary

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

N Nichols

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

RECEIVED

2007 APR 27 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	38,200		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	38,200
London		
UK Postcode E C 2 R 6 D A		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/3/06

** A ~~director~~ / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

Deputy Secretary

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	23	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	320,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address: 20 Moorgate	Ordinary	320,500
London		
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/03/06

** ~~A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~ Deputy Secretary

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Oyez

88(2)

(Revised 2005)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP041

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	87,600		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Ltd ESOS Acct	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	87,600
London		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] DEPUTY Date 28/03/06

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver / receiver / official receiver~~ / ~~receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Batch No. 53

Oyez

88(2)

Please complete in typescript, or in bold black capitals.

CHFP041

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	21	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	861,513		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Class of shares allotted	Number allotted
Name(s): Cazenove Nominees Ltd ESOS Acct Address: 20 Moorgate London UK Postcode E C 2 R 6 D A	Ordinary	861,513
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23 March 2006

** ~~A director~~ / Deputy secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Batch Nos 50, 51, 52

Oyez

Please complete in typescript, or in bold black capitals.
CHFP041

RECEIVED
2006 APR 27 A 9:4
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

(Revised 2005)
Return of Allotment of Shares

Company Number: 53688

Company name in full: BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	17	03	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	597,400		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	153p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
Cazenove Nominees Ltd ESOS Acct		
Address		
20 Moorgate	Ordinary	590,671
London		
UK Postcode EC2R 6DA		
Name(s)	Class of shares allotted	Number allotted
David Riddell		
Address		
Little Grange, Llangrode, Ross-on-Wye	Ordinary	6,729
Herefordshire		
UK Postcode HR9 6GX		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21 March 2006

** A ~~director~~ / DEPUTY secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

ICSA SOFTWARE

BLUEPRINT
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals

CHFP055

Company Number	53688
Company Name in full	BBA GROUP PLC

	Day	Month	Year
Date of termination of appointment	2 7	0 2	2 0 0 6

as director ✓ as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME	
*Style / Title	MR
*Honours etc	
Forename(s)	ROY VICKERS
Surname	MCGLONE

	Day	Month	Year
†Date of birth	2 2	0 8	1 9 5 3

* Voluntary details.
† Directors only.
** Delete as appropriate.

A serving director/secretary etc must sign the form below.

Signed [signature] **Date** 7/3/06

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Gabriele Tripp
BBA Group plc
20 Balderton Street
London W1K 6TL
Tel: 0207 514 3981

Companies House receipt date barcode

When you have completed and signed the form please send it to
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	12	01	2006			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	6,250		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	£2.09		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

09/2005

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name(s): Mr Michael John Bott Address: 20 Yule Road, Wyken, Coventry UK Postcode CV2 3DB	Ordinary	2,815
Name(s): Mr Paul Gregory Address: 18 West Ridge, Allesley Park, Coventry UK Postcode CV5 9LN	Ordinary	2,004
Name(s): Mr Kenneth Maurice Rushton Address: 13 Crediton Close, Nuneaton UK Postcode CV11 6YU	Ordinary	1,431
Name(s): Address: UK Postcode		
Name(s): Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] DEPUTY Date 16 January 2006

** A ~~director~~ / secretary / ~~administrator~~ / ~~administrative~~ receiver / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel	
DX number	DX exchange

Oyez

Please complete in typescript, or in bold black capitals.

CHFP041

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	53688
Company name in full	BBA GROUP PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	29	12	2005			

Class of shares (ordinary or preference etc)	ORDINARY		
Number allotted	25,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share (including any share premium)	288.20p		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

A21 *AU797BUX* 259
COMPANIES HOUSE 06/01/2006

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

CO88(2)/1

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Cazenove Nominees Limited Acct ESOS	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	25,500
London		
UK Postcode E C 2 R 6 D A		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Deputy Company Secretary Date 5/01/06

~~** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Aviation plc (the "Company"), please hand this document and the accompanying form of proxy to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA Aviation

Notice of Annual General Meeting

23 March 2007

Dear Shareholder,

Chairman's Explanatory Letter and Notice of Annual General Meeting

I am writing to inform you that the annual general meeting of the Company will be held at 11.30am on Thursday 26 April 2007 at Glaziers Hall, 9 Montague Close, London Bridge, SE1 9DD. The notice of annual general meeting is set out on pages 4, 5 and 6 of this document. The ordinary business of the meeting includes the consideration and approval of the 2006 Report and Accounts, the declaration of a dividend and the reappointment of the auditors and approval of their fees. In accordance with the Company's Articles of Association and the Combined Code, all directors are required to submit themselves for re-election at regular intervals and directors appointed since the last AGM are required to stand for election at this AGM. Further details are contained in the Directors' Corporate Governance Report on pages 39 and 40 of the 2006 Report and Accounts. Directors' biographical details are set out on pages 8 and 9 of the 2006 Report and Accounts. I would also like to explain a number of special matters to be dealt with.

1. Resolution 11 – Authority to allot shares

In accordance with current investor protection guidelines, resolution 11 seeks to renew the directors' authority to issue relevant securities up to an aggregate nominal amount not exceeding £40,811,662 representing 137,127,205 ordinary shares, being approximately 33 per cent of the issued ordinary share capital of the Company as at 23 March 2007, until the next annual general meeting or 30 June 2008, whichever is the earlier. As at the date of this letter, there are no ordinary shares held in treasury.

2. Resolution 12 – Disapplication of pre-emption rights

Resolution 12 seeks to renew the directors' authority to allot shares for cash without first offering them to existing shareholders on a pro-rata basis until the next annual general meeting or 30 June 2008, whichever is the earlier. The resolution accommodates the possibility that shares bought back by the Company may be held in treasury, as further explained in paragraph 3 below – 'Authority to purchase own shares'. The authority sought is limited to the issue of ordinary shares up to a maximum nominal value of £6,127,877 representing 5 per cent of the Company's issued ordinary share capital as at 23 March 2007.

There are no current plans to exercise the above authorities in resolutions 11 and 12 other than in respect of shares which may be issued pursuant to share incentive schemes.

3. Resolution 13 – Authority to purchase own shares

Resolution 13 deals with the directors' recommendation that the shareholders authorise the Company to make market purchases of up to 14.99 per cent of the existing issued ordinary share capital at prices of no less than 29$^{16}/_{21}$p and not more than 5 per cent above the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days before purchase.

Having the authority to buy back some of its shares provides the Company with flexibility in managing its capital base. The Company seeks to renew the current authority, which will expire at the conclusion of this year's annual general meeting unless renewed. Accordingly, a special resolution will be proposed to the forthcoming annual general meeting. The directors intend to keep under review the potential to buy back ordinary shares, taking into account other investment and funding opportunities. The directors will only make purchases of the Company's own shares if it will result in an increase in the earnings per share and when it is considered in the best interests of the shareholders generally.

The shares purchased as a result of resolution 13 may be cancelled or held in treasury pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'). The Regulations allow companies to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required. If the Company were to purchase any of its own shares pursuant to resolution 13, it would consider holding them as treasury stock, pursuant to the authorisations conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The total number of options to subscribe for ordinary shares outstanding at 15 March 2007 (being the latest practicable date prior to the publication of this document) was 13,343,523. This represents 3.24 per cent of the issued ordinary share capital at that date. If the Company was to buy back the maximum number of ordinary shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for shares outstanding at 15 March 2007 would represent 3.81 per cent of the reduced issued ordinary share capital.

4. **Resolution 14 – Approval of Directors' Remuneration Report**

In accordance with the requirements of the Directors' Remuneration Report Regulations 2002, resolution number 14 is an ordinary resolution which asks the shareholders to approve the Directors' Remuneration Report as set out on pages 47 to 58 of the 2006 Report and Accounts. As mentioned in such report, this is an advisory vote.

5. **Resolution 15 - Joint holders (Article 13)**

Resolution 15 proposes an amendment to Article 13 of the Company's Articles of Association so that where shares are jointly held, the Company may rely on instructions from the joint holder whose name appears first on the Company's register of members in relation to documents or information to be sent to shareholders, as opposed to being required to seek instructions from each joint holder individually. This change is being proposed as a result of the introduction of provisions in the Companies Act 2006 dealing with obtaining agreement in relation to documents and information to be supplied to shareholders and is consistent with the existing provisions in Article 13.5 which provide that, in the case of joint holders of a share, any notice given to the person whose name appears first on the Company's share register is deemed notice to all the joint holders.

6. **Resolution 16 – Service of notices and other documents and information (Article 153)**

Article 153 of the Company's Articles of Association currently deals with how notices may be served by the Company on its shareholders. Resolution 16 proposes an amendment to Article 153 so that its scope will be expanded to cover not only notices, but also other documents and information to be provided to shareholders. Like Resolution 15, this change is being proposed as a result of the introduction of provisions in the Companies Act 2006 dealing with the supply of documents and information to shareholders. The Company's Articles already provide for notices and the annual report and accounts to be supplied to shareholders by electronic communications, including through publication on the Company's website, and this proposed change will allow the Company to take full advantage of the new regime for supplying other documents and information to shareholders electronically, including through its website.

With this notice of this year's annual general meeting you will have received a separate letter explaining how the Company intends to take advantage of the new regime (introduced by the Companies Act 2006) for communicating with shareholders through making documents available on its website.

7. **Resolution 17 - Borrowing powers (Article 94)**

The powers of the Company to borrow money are limited by Article 94 of the Company's current Articles of Association to two times the "aggregate of shareholders' funds" (after making various specified adjustments). Changes to accounting standards, including the introduction of International Financial Reporting Standards (IFRS), have the potential to bring added uncertainty and volatility to the calculation of the Company's borrowing limits under Article 94.

The proposed amendments to the Company's borrowing powers are a result of technicalities arising from these accounting changes and the demerger of Fiberweb from the Company and do not reflect any current intention to increase the level of borrowings. The demerger of the Company's Fiberweb division which was completed in November last year has had an adverse impact on the limit on the Company's borrowing powers as calculated under the existing Article 94. This is because the reduction in "shareholders' funds" that resulted from the demerger (which was a consequence of the dividend in specie that was declared to effect the demerger) was proportionately higher than the reduction in "borrowings" that resulted from the demerger (which was a consequence of the allocation of debt between the BBA post-demerger group and the Fiberweb group upon the demerger). This effect of the demerger on the calculation of the Company's borrowing powers under Article 94 is illustrated further below:

All figures are in £m.	2006 Results (31 December 2006) of BBA Aviation plc	2006 Interims Proforma including impact of the demerger*	Impact of Fiberweb at effective date of demerger (17 November 2006)	2006 Interim Results (30 June 2006) of BBA Group plc including Fiberweb	2005 Results (31 December 2005) of BBA Group plc including Fiberweb
Shareholders' Funds	322.5	353.8	(320.0)	673.8	736.1
Gross Borrowings	526.8	528.1	(173.1)	701.2	671.6
Ratio of Gross Borrowings to Shareholders' Funds	1.6x	1.5x	–	1.0x	0.9x

* 2006 Interims Proforma is calculated upon the published 2006 Interim Results and includes the impact on shareholders' funds and borrowings from the demerger of Fiberweb as if the demerger had been included within the 2006 Interim Results.

In light of these changes, the directors are proposing that the existing borrowing powers in the Company's Articles be altered. The principal changes are:

1. to replace the existing references to "shareholders' funds" with references to "adjusted capital and reserves" (a new term that is defined in the proposed amended Articles);

2. to increase the ability of the Company to borrow money to three times adjusted capital and reserves; and

3. to update existing references to "subsidiaries" to "subsidiary undertakings" to reflect the requirements for the production of audited group accounts, with consequential updates and amendments to reflect this throughout Article 94.

8. Resolution 18 – Directors' indemnities (Articles 84 and 159)

Resolution 18 proposes amendments to Articles 84 and 159 of the Company's Articles of Association to reflect recent changes to legislation regarding directors' indemnities. The revised Article 159 ensures that the Company is permitted to grant indemnities to directors and former directors of the Company and its associated companies to the greatest extent permitted by law. In addition, the amendment to Article 84 permits the Company to make loans to its directors to cover any costs incurred by them in defending any claims against them in accordance with the recent legislation.

9. Action to be taken

Shareholders will find enclosed with this letter a form of proxy for use in relation to the annual general meeting. Forms of proxy should be completed and returned in accordance with the instructions printed thereon so that they arrive at the Company's Registrars, Capita Registrars, as soon as possible and in any event not later than 48 hours before the meeting. Completion and return of a form of proxy will not prevent shareholders from attending and voting at the annual general meeting. Alternatively, you may appoint a proxy or proxies and record your vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service; full details of how to do so are set out in the notes to the notice of meeting at the end of this document.

10. Recommendation

Your directors believe that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour as the directors intend to do in respect of their own beneficial holdings.

Yours sincerely,

Michael Harper
Executive Chairman

Notice of Meeting

Notice is hereby given that the annual general meeting of the Company will be held at 11.30am on Thursday 26 April 2007 at Glaziers Hall, 9 Montague Close, London Bridge, SE1 9DD to transact the following business:

1. To receive and adopt the audited financial statements of the Company for the year ended 31 December 2006 together with the reports of the directors and auditors thereon
2. To declare a final dividend of 5.0p per share on the ordinary shares of the Company
3. To elect as a director Nick Land
4. To elect as a director Mark Harper
5. To elect as a director Hansel Tookes
6. To re-elect as a director Michael Harper
7. To re-elect as a director Bruce Van Allen
8. To re-elect as a director John Roques
9. To re-appoint Deloitte & Touche LLP as auditors
10. To authorise the directors to fix the auditors' remuneration

To consider, and if thought fit, pass resolutions 11 and 14 as ordinary resolutions and resolutions 12, 13, 15, 16, 17 and 18 as special resolutions:

11. That the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,811,662 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.
12. That, subject to the passing of resolution 11, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2008, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to resolution 11 or as a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:
    (a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised reglatory body or stock exchange; and
    (b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,127,877.

    The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.
13. That the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of $29\frac{16}{21}$p each in the capital of the Company ("ordinary shares") provided that:
    (a) the maximum aggregate number of ordinary shares authorised to be purchased is 61,727,832 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);
    (b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is $29\frac{16}{21}$p;
    (c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is contracted to be purchased;
    (d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2008, unless such authority is renewed, varied or revoked prior to such time;
    (e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and
    (f) all ordinary shares purchased pursuant to the said authority shall either:
        (i) be cancelled immediately upon completion of the purchase; or
        (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.
14. That the Directors' Remuneration Report as set out on pages 47 to 58 of the 2006 Report and Accounts be approved.
15. That Article 13 of the Company's Articles of Association be amended by the insertion of a new Article 13.7 stating that:
    "In relation to documents or information to be sent or supplied to joint holders of a share, anything to be agreed or specified by the holder shall only be required to be agreed or specified by the person whose name appears first in the Register as one of the joint holders of that share, in which case it shall be deemed to have been agreed or specified by all the joint holders of that share for all such purposes."
16. That Article 153 of the Company's Articles of Association be amended by amending the heading of Article 153 to read: "Service of Notices and other documents and information" and by the deletion of the words: "A notice may be served by the Company upon any Member" at the beginning of Article 153 and replacing them with the words: "Any notice, document or information may be served on or sent, supplied or delivered to any Member by the Company".
17. That Articles 94.2 to 94.6 (inclusive) of the Company's Articles of Association be deleted in their entirety and replaced by the following:
    "94.2 The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the Board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed an amount equal to three times the adjusted capital and reserves.

    94.3 For the purposes of this Article:

94.3.1 "the adjusted capital and reserves" means the aggregate from time to time of:

(a) the amount paid up on the issued share capital of the Company (including any shares held as treasury shares); and

(b) the amount standing to the credit of the reserves of the Company including (without limitation) any share premium account, capital redemption reserve and credit balance on profit and loss account or retained earnings,

all as shown by the then latest audited balance sheet but after:

(c) deducting from the aggregate any debit balance on profit and loss account or retained earnings subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

94.3.2 "borrowings" include the following except insofar as otherwise taken into account:

(a) the principal amount (together with any fixed or minimum premium payable on final repayment) owing by a member of the group under any debenture, debenture stock, bond or other security whether constituting a charge over the assets of such company or not, and whether issued for cash or otherwise;

(b) the principal amount owing by any member of the group under any acceptance credit opened on its behalf by any bank, acceptance house or finance company other than acceptances relating to the purchase or sale of goods in the usual course of trading;

(c) the principal amount owing by a member of the group in respect of any loan or advance from, or overdraft facility with, any bank, acceptance house or finance company;

(d) the principal amount owing by a member of the group under or in respect of any hire purchase agreement, finance lease (as defined in International Accounting Standard 17), conditional sale agreement, credit sale agreement or other agreement of a similar nature;

(e) the nominal amount of any issued share capital and the principal amount of any borrowings (together, in each case, with any fixed or minimum premium payable on final repayment) the repayment of which is guaranteed or secured or is the subject of an indemnity given by a member of the group and the beneficial interest in which is not owned by a member of the group;

(f) the nominal amount (including any fixed or minimum premium payable on final repayment) of any issued share capital, other than equity share capital, of any subsidiary undertaking the beneficial interest in which is not owned by a member of the group;

(g) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but shall not include:

(h) borrowings incurred by any member of the group for the purpose of repaying within one month of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period;

(i) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(j) borrowings incurred by any member of the group for the purpose of financing any contract for the sale of goods to the extent that the purchase price receivable under such contract is guaranteed or insured;

94.3.3 outstanding borrowings in a currency other than sterling shall be converted into sterling at the London spot buying rate for such currency as quoted at about 11 a.m. on the day in question by Barclays Bank PLC;

94.3.4 if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

94.3.5 a certificate or report by the Auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact;

94.3.6 "audited balance sheet" means the audited balance sheet of the Company prepared for the purposes of the Act for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the Company and its subsidiary undertakings required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves shall be deemed to be references to consolidated reserves;

94.3.7 "the group" means the Company and its subsidiary undertakings (if any); and

94.3.8 "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group."

18. That Article 84 of the Company's Articles of Association be amended by the insertion of an additional sentence at the end of Article 84 stating that: "The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Statutes and may do anything to enable a director to avoid incurring such expenditure all as provided in the Statutes." and that Article 159 of the Company's Articles of Association be deleted in its entirety and replaced by the following: "Subject to the provisions of the Statutes, the Company may indemnify any director of the Company or of any associated company against any liability and may purchase and maintain for any director of the Company or of any associated company insurance against any liability. In this Article references to a "director" shall include any former director of the Company."

By order of the Board

Sarah Shaw
Group Secretary
23 March 2007

Registered Office: 20 Balderton Street, London W1K 6TL
Registered in England Company number: 53688

Notes

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him. Such proxy need not be a member of the Company. Forms of proxy, if used, must be lodged at Capita Registrars, Proxy Processing Centre, Telford Road, Bicester OX26 4LD not later than 48 hours before the meeting. Completion and return of the proxy form will not preclude a shareholder attending and voting. Alternatively, you may record your proxy vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service. If you would like to submit your form of proxy using the web-based voting facility go to www.capitaregistrars.com and choose the shareholders page. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST proxy Instruction") must be properly authenticated in accordance with CREST Co's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST Co does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Only ordinary shareholders are entitled to attend and vote at the annual general meeting.

2. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 24 April 2007 or, in the event the annual general meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the annual general meeting in respect of the number of shares registed in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 24 April 2007, or in the event that the annual general meeting is adjourned less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the annual general meeting.

3. As at 15 March 2007 (being the latest practicable date prior to the publication of this document) the Company's issued share capital consists of 411,793,408 ordinary shares with voting rights. No shares are held by the Company in treasury. The total number of voting rights in the Company is 411,793,408.

ATTENDANCE CARD

BBA AVIATION PLC - ANNUAL GENERAL MEETING

You may submit your proxy electronically using The Share Portal service at www.capitaregistrars.com/shareholders.

If not already registered for The Share Portal, you will need your Investor Code below.

To be held at 11.30am on Thursday 26 April 2007 at Glaziers Hall, 9 Montague Close, London Bridge SE1 9DD

If you wish to attend this meeting in your capacity as a holder of Ordinary Shares, please sign this card and on arrival hand it in.

Signature of person attending

Barcode:

Investor Code:

Registered office: 20 Balderton Street, London W1K 6TL. Registered in England. Company number: 53688.

Notes

1 To appoint as a proxy a person other than the Chairman of the meeting insert their full name and address in the space provided. The alteration must be initialled. A proxy need not be a member of the Company.

2 In respect of this form of proxy, only ordinary shareholders may vote on the resolutions set out. A duly appointed proxy may attend the meeting and vote on a poll but unless a shareholder himself may not speak or vote on a show of hands.

3 In the case of a corporation, the proxy must be executed under its seal or under the hand of its duly authorised representatives or attorney.

4 In the case of joint holders, the vote of the senior who tenders the vote whether in person or by proxy will be accepted to the exclusion of all other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members.

5 The form of proxy below (together with any power of attorney or other authority under which it is signed) must arrive not later than 48 hours before the time set for the meeting at the Proxy Processing Centre, Telford Road, Bicester OX26 4LD. You may also deliver by hand to The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU during usual business hours.

6 The form of proxy is for use in respect of the shareholder account specified above only and should not be amended or submitted in respect of a different account.

7 Completion and return of the form of proxy will not preclude ordinary shareholders attending and voting at the meeting should they subsequently wish to do so.

8 Shares held in uncertified form (i.e. in CREST) may be voted through the CREST Proxy Voting Service in accordance with the procedures set out in the CREST manual and should refer to note 1 in the Notice of AGM.

FORM OF PROXY for use of ordinary shareholders

BBA AVIATION PLC - ANNUAL GENERAL MEETING

Bar Code:

Investor Code:

Event Code:

I/We being a member of BBA Aviation plc entitled to attend and vote at the AGM hereby appoint the Chairman of the meeting or (see note 1)

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Annual General Meeting of the Company to be held on 26 April 2007 and at any adjournment thereof. If you want your proxy to vote in a certain way on the resolutions specified, please place a mark in the relevant boxes. If you select 'discretionary' or fail to select any of the given options, your proxy can vote as he or she chooses or can decide not to vote at all. The vote withheld option is provided to enable you to instruct your proxy not to vote on any particular resolution. However it should be noted that a vote withheld in this way is not a 'vote' in law and will not be counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

RESOLUTIONS Please mark 'X' to indicate how you wish to vote

	RESOLUTIONS	For	Against	Vote Withheld	Discretionary
1	To receive and adopt the 2006 Report and Accounts				
2	To declare a final dividend				
3	To elect Nick Land as a director				
4	To elect Mark Harper as a director				
5	To elect Hansel Tookes as a director				
6	To re-elect Michael Harper as a director				
7	To re-elect Bruce Van Allen as a director				
8	To re-elect John Roques as a director				
9	To re-appoint Deloitte & Touche LLP as auditors				
10	To authorise the directors to fix the auditors' remuneration				
11	To grant the directors authority to allot relevant securities				
12	To approve the disapplication of pre-emption rights				
13	To authorise the Company to make market purchases of ordinary shares				
14	To approve the Directors' Remuneration Report				
15	To approve amendments to Article 13 of the Articles of Association				
16	To approve amendments to Article 153 of the Articles of Association				
17	To approve amendments to Article 94 of the Articles of Association				
18	To approve amendments to Articles 84 and 159 of the Articles of Association				

Signature **Date**

You may submit your proxy electronically at www.capitaregistrars.com

Business Reply
Licence Number
RRHB-RSXJ-GKCY

1

Proxy Processing Centre
Telford Road
BICESTER
OX26 4LD

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

This document should be read in conjunction with the accompanying Prospectus relating to Fiberweb. If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000, if you are in the United Kingdom or, if not, from another appropriately authorised independent professional adviser.

If you sell or have sold or otherwise transferred all of your shares in BBA, please forward this document and the accompanying Form of Proxy, as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold part only of your holding of shares in BBA, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Citigroup and Merrill Lynch, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for BBA and Fiberweb and for no one else in relation to the Demerger, Admission and will not be responsible to anyone other than BBA and Fiberweb for providing the protections afforded to clients of Citigroup and Merrill Lynch or for providing advice in relation to the Demerger and Admission or on any matter referred to herein.

BBA Group plc

(incorporated in England and Wales under the Companies Acts 1862 to 1893 with registered number 53688)

Proposed
Demerger of BBA's Fiberweb Nonwovens Business share capital consolidation and new employee share plans

Notice of Extraordinary General Meeting

You are recommended to read all of this document, but your attention is drawn in particular to the letter to shareholders from the Chairman of BBA which is set out in Part 1 of this document. The letter contains the recommendation that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of the Extraordinary General Meeting of the Company to be held at New Connaught Rooms, 61–65 Great Queen Street, London WC2B 5DA at 2.15 p.m. on 16 November 2006, is set out at the end of this document. Forms of Proxy for use by shareholders in connection with the EGM are enclosed. Whether or not you intend to attend the EGM, you are requested to complete the Form of Proxy. To be valid, the Forms of Proxy must be completed and signed in accordance with the instructions thereon and returned by post or (during normal business hours only) by hand so as to be received by BBA's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so as to arrive as soon as possible and, in any event, not later than 2.15 p.m. on 14 November 2006, being 48 hours before the time appointed for the holding of the EGM. Unless the Form of Proxy is received by the date and time specified above, it will be invalid. The completion and return of the relevant Form of Proxy will not affect your right to attend and vote in person at the EGM if you wish to do so.

If you would like to submit your proxy vote electronically you can do so by visiting BBA's registrars' website, www.capitaregistrars.com, and selecting "E-Communications (Shareholders)". You will require your unique investor code which is shown on the enclosed Form of Proxy. The deadline for the receipt of electronic proxies is 2.15 p.m. on 14 November 2006 (48 hours before the EGM). Do not disclose your investor code to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold BBA Shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction to BBA's registrars, Capita Registrars (CREST participant ID RA10), so that it is received no later than 2.15 p.m. on 14 November 2006.

YOUR ATTENTION IS DRAWN TO THE RISK FACTORS SET OUT IN PART 5 OF THIS DOCUMENT.

A summary of the action to be taken by BBA Shareholders is set out on pages 14 and 15 of this document and in the accompanying Notice of the Extraordinary General Meeting. The return of the completed Form of Proxy or CREST proxy instruction will not prevent you from attending the EGM and voting in person if you wish to do so (and are so entitled).

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

TABLE OF CONTENTS

Forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "projects", "assumes", "expects", "intends", "may", "will", "would" or "should", or in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the BBA Group's intentions, beliefs or current expectations concerning, among other things, the BBA Group's result of operations, financial condition, liquidity, prospects, growth strategies and the industries in which the BBA Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation conditions in the markets, market position of the BBA Group, earnings, financial position, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time and date for receipt of Forms of Proxy for the Extraordinary General Meeting of BBA	2.15 p.m. on 14 November 2006
Extraordinary General Meeting	2.15 p.m. on 16 November 2006
Latest time and date for transfers of BBA Shares to be registered in order for the transferee to be registered at the Demerger Record Time and BBA Shares disabled in CREST	4.30 p.m. on 16 November 2006
Demerger Record Time	4.30 p.m. on 16 November 2006
Expected effective date of Demerger, Share Consolidation, Admission and commencement of dealings in Fiberweb Shares and Consolidated BBA Shares on the London Stock Exchange and crediting of Fiberweb Shares and Consolidated BBA Shares to CREST accounts	8.00 a.m. on 17 November 2006
Despatch of definitive certificates for Fiberweb Shares and Consolidated BBA Shares (other than in respect of shares held through CREST) and any fractional entitlement cheques	by 1 December 2006
Payment of fractional entitlements in respect of Fiberweb Shares and Consolidated BBA Shares held through CREST	by 1 December 2006

All references to times in this document are to London times unless otherwise stated.

Each of the times and dates in the above timetable is subject to change. If any of the above times and/or dates change, the revised times and/or dates will be notified to shareholders by announcement on a Regulatory Information Service (as defined in the Listing Rules).

Shareholder helpline

Any BBA Shareholder with questions on the Demerger, the Share Consolidation or any other matter referred to in this document should telephone the shareholder helpline on 0870 162 3121 (or +44 20 8639 2157 if calling from outside the UK) from 9.00 a.m. to 5.00 p.m. Monday to Friday until 15 December 2006. For legal reasons, the shareholder helpline will be unable to give advice on the merits of the Demerger, the Share Consolidation or any other matter referred to in this document or to provide financial, personal taxation or investment advice. The shareholder helpline will be limited to providing you with information contained in this document and the accompanying Prospectus and with information relating to the BBA Share Register and, after Admission, the Fiberweb Share Register.

PART 1

LETTER FROM THE CHAIRMAN OF BBA GROUP PLC

(incorporated in England and Wales under the Companies Acts 1862 to 1893
with registered number 53688)

Directors:

Roberto Quarta	Non-Executive Director, Chairman
Michael Harper	Group Chief Executive
Andrew Wood	Group Finance Director
Bruce Van Allen	President and CEO, BBA Aviation Services
Nick Land	Non-Executive Director
Bob Phillips	Non-Executive Director
John Roques	Non-Executive Director
David Rough	Non-Executive Director
Richard Stillwell	Non-Executive Director

Registered Office

7th Floor
20 Balderton Street
London
W1K 6TL

To BBA Shareholders

31 October 2006

Dear Shareholder

Proposed Demerger of Fiberweb, BBA Share Consolidation and new employee share plans

1. Introduction

On 28 April 2006, the BBA Board announced that it was progressing plans to demerge Fiberweb and seek a separate listing for it on the London Stock Exchange and on 24 October 2006 a further announcement set out the key details of the Demerger. Today, the Board has confirmed the full details of the proposed Demerger and separate listing of Fiberweb.

In view of its size, the Demerger is subject to the satisfaction of a number of conditions, including the approval of BBA Shareholders, further details of which are set out in Part 2 of this document. Completion of the Demerger is expected on 17 November 2006.

For reasons explained in this letter, it is proposed that the Demerger be accompanied by a consolidation of BBA's ordinary share capital.

The purpose of this document is to provide you with details of the Demerger, the Share Consolidation, the New BBA Employee Share Plans and the Fiberweb Employee Share Plans together with details of certain other related matters, to explain why the Board considers that it is in the best interests of BBA and BBA Shareholders as a whole and to recommend that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting to be held on 16 November 2006. Notice of the Extraordinary General Meeting and a form of proxy for use at the Extraordinary General Meeting are enclosed with this document.

In addition, as set out in the circular to BBA Shareholders dated 24 October 2006, the BBA Board has proposed that, following the Demerger, BBA is renamed BBA Aviation plc. This change of name is conditional upon the approval of BBA Shareholders and a resolution will be put to BBA Shareholders at an extraordinary general meeting to be held immediately prior to the Extraordinary General Meeting to be held in connection with the matters set out in this document.

2. Background to and reasons for the Demerger

Following a review of BBA's strategic objectives during the course of 2005, the Board decided that the Fiberweb Group and the Continuing Group would be better placed to pursue their individual strategies and operational development as separate groups. The Continuing Group enjoys leading positions in what the Board believes are attractive long-term growth markets in the aviation market, focused on business aviation. Fiberweb is one of the largest companies by sales operating globally in the nonwovens industry and Fiberweb's management believes it has good prospects for profitable growth and expansion, particularly in its industrial specialty products. Whilst these businesses have operated under common ownership with the BBA Group for a number of years, there are no

operational synergies between them. The Board believes that separation would provide an opportunity for the respective management teams to pursue both organic growth and strategic expansion in a more focused and dedicated manner.

3. The Continuing Group

Following the Demerger, the Continuing Group will be focused on the aviation industry. The Continuing Group is a leader in the provision of services to the aviation sector comprising Flight Support and Aftermarket Services and Systems. Approximately 70% of the Continuing Group's sales are focused on the business and general aviation markets. The financial information relating to the Continuing Group, incorporated by reference in this document as summarised in Paragraph 15 of Part 7 (Additional information), as at 31 December 2005 has been extracted without material adjustment from the report and accounts of the BBA Group for the financial year ended 31 December 2005.

3.1 Flight Support

Flight Support provides services to both general and commercial aviation customers. Flight Support generated £514.4 million of turnover, representing 58% of the Continuing Group's turnover, and £60.0 million of underlying operating profit (before restructuring and other non-recurring items), representing 64% of the Continuing Group's operating profit, in the year to 31 December 2005.

3.1.1 Business and general aviation

BBA operates the world's largest fixed base operation ("FBO") network for business aviation, under the market leading brand name of Signature Flight Support. Services include fuelling, hangar and office rentals, ground handling, passenger services, maintenance, fuel purchasing and de-icing at strategic global locations.

Signature Flight Support operates at 81 locations throughout the US, Europe, South America, South Africa and Asia and dispenses more than 100 million gallons of fuel principally to the business and general aviation market each year. Within the US, Signature Flight Support services 34 of the top 50 metropolitan areas. BBA believes that its comprehensive global network coverage provides it with a significant competitive advantage.

3.1.2 Commercial aviation

BBA is a recognised leader in commercial aviation services through Aircraft Service International Group ("ASIG") which operates in 64 cities throughout the world.

ASIG provides the following services in specific markets where it believes it can achieve good returns: into-plane fuelling and baggage handling, fuel systems management, maintenance and operations of fuel farms, aircraft ramp services, cabin cleaning, ground support equipment maintenance and fuelling, lounge services, passenger handling, de-icing, baggage system management and jetway maintenance.

3.2 Aftermarket Services and Systems

Aftermarket Services and Systems generated £377.1 million of turnover, representing 42% of the Continuing Group's turnover, and £34.4 million of underlying operating profit (before restructuring and other non-recurring items), representing 36% of the Continuing Group's underlying operating profit, in the year to 31 December 2005.

3.2.1 Engine Repair and Overhaul ("ER&O")

BBA is a leading independent ER&O company focused on business and general aviation engines.

BBA operates in ER&O through three principal subsidiaries: Dallas Airmotive, Inc. ("DAI"), Premier Turbines ("Premier") and H+S Aviation Limited ("H+S"). DAI and Premier are located in the US and provide services for more than 80% of the turbine engine models that power business aircraft today from four overhaul facilities and nine regional turbine centres. They are also leading service providers to military and government aircraft operators. H+S operates from Portsmouth in the UK and serves the commercial, military and business sectors.

3.2.2 Parts, licensed OEM products and landing gear and hydraulics

Operating principally in the US, the business has recently increased in size following the acquisition of Ontic, headquartered in California.

BBA provides repair, overhaul and distribution services for a variety of aviation components with a particular emphasis on ER&O through its subsidiaries ITS, Barrett and IGS.

Ontic focuses exclusively on developing product-licensing agreements with original equipment manufacturers ("OEMs"). Through these mutually beneficial agreements, it takes on full aftermarket supply and support responsibility for particular products or services. Customers include Goodrich, Hamilton Sundstrand and Honeywell.

Through APPH, BBA also operates a landing gear and hydraulics business from the UK and US, which covers a range of activities including design, development, manufacture and repair and overhaul focused on the business and general aviation and military markets.

BBA owns and operates Oxford Airport providing a range of services to general aviation and, through the ownership of Oxford Aviation Training, also operates a pilot training business. BBA also operates a pilot training centre in Phoenix, Arizona.

3.3 Key strengths

A number of key business strengths have underpinned the development of BBA's ongoing aviation activities into its position today as a focused world leader in the provision of services to specific segments of the aviation sector. These leadership positions are built on solid foundations:

3.3.1 Growing aviation markets

BBA has a major presence in a number of expanding aviation markets, in particular, the growing business aviation market. This market is forecast by the FAA to expand at a compound annual growth rate in excess of 5% between 2006 and 2017. Continued growth in flying hours, ageing jet fleets and increasing outsourcing of aircraft technical support services are also aiding strong growth in the aftermarket. Business aviation markets accounted for approximately 70% of the Continuing Group's sales in 2005.

3.3.2 Market leading positions

BBA is a market leader in most of the areas in which it operates. In FBOs, BBA is a world leading operator with a strategically well-positioned network of 46 locations in the US, 21 in Europe and 14 in the rest of the world. Within commercial aviation, BBA has a presence at 46 of the world's top 100 airports with ASIG being the leading independent refueller in the US and in the UK. BBA's ER&O business is a leading authorised independent supplier to the business, general and regional aviation market.

3.3.3 Internationally recognised brands

Many of BBA's businesses are leading brands in their own right. For example, Signature Flight Support is the most widely recognised global FBO brand, while ASIG has a strong brand presence among major airline carriers and DAI is the leading independent authorised brand serving the business and general aviation markets. BBA recently acquired Ontic which has strong positions in aftermarket sectors with leading OEMs such as Goodrich, Hamilton Sundstrand and Honeywell.

3.3.4 Significant barriers to entry

There are significant barriers to entry to many of BBA's markets. Industry regulation and OEM approvals have led to barriers across a number of BBA's businesses, for example, in the provision of aviation services, and the authorisations needed to undertake engine repairs and overhauls. Typically, the FBOs in the Signature Flight Support network have long-term leases of 10 to 15 years. Through Ontic and APPH in particular, BBA has developed licensing and intellectual property rights.

3.3.5 Strong customer relationships

BBA has long-standing relationships with the majority of its customers, including leading OEMs, airport authorities and aircraft operators. BBA makes use of its international support structure to ensure that it has the necessary authorisations to comply with international codes and practices whilst providing the highest possible level of service to its customers.

3.3.6 Track record of profitable organic and acquisition-led growth

The aviation services market is fragmented and has exciting growth opportunities and BBA has a good record of growing organically. It has supplemented this organic growth with acquisitions which have been successfully integrated into the BBA Group. BBA's well-invested base provides a strong foundation for future growth and development.

3.3.7 Strong financial performance

The Continuing Group generates attractive financial returns. Throughout the aviation downturn following the terrorist attacks of September 2001, EBITA margins remained above 10%, with cashflow generated by operations averaging approximately £100 million per annum over the five years to the end of 2005. In 2005, the Continuing Group achieved an operating margin of 10.6% and cash generated by operations of £110 million.

3.3.8 Proven management

The senior operational management of the Continuing Group is highly experienced in aviation services and brings diverse experience to the Continuing Group from their relevant market sub-sectors.

3.4 Strategy

Following the Demerger, the Continuing Group's strategy will be to maintain a balanced portfolio of aviation services and aftermarket businesses which have clear barriers to entry and a focus on the business and general aviation sectors and which produce above average growth rates and attractive financial returns.

Specifically, BBA's strategy will be to:

- develop and expand flight support locations and services globally;
- secure new aftermarket licenses from OEMs;
- expand component and repair capability to support ER&O, landing gear and licensing opportunities;
- fully exploit the synergies across its business; and
- continuously improve operational performance and productivity.

3.5 BBA's dividend policy

As announced in BBA's interim results announcement on 31 August 2006, in light of the Demerger, the Board has reviewed BBA's dividend policy. In particular, the Board has had regard to the level of dividend cover, the overall indebtedness of the BBA Group and the investment opportunities for BBA and Fiberweb. As a result of the review, the Board has concluded that it is appropriate to re-base BBA's dividend.

The Directors believe that, had Fiberweb been demerged at the beginning of 2006 and had BBA been operating since that date as an independent listed company, the Directors would have recommended an interim dividend of 1.8 pence per Non-Consolidated BBA Share in respect of the six months ended 30 June 2006.

The Directors intend that the interim and final dividends will normally be paid in November and May in the approximate proportions of 30% and 70% respectively of the total annual dividend. This should not be construed as a profit forecast.

The Directors also intend to adopt a progressive dividend policy that reflects the growth prospects and cashflow generation of the Continuing Group and the investment opportunities available within the aviation sector.

4. Information on Fiberweb

BBA has built the Fiberweb Nonwovens Business over nearly 20 years into one of the largest groups by sales that operates globally in the nonwovens industry. In the nonwovens market, Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories. In the hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene

protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Within industrial specialities, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets.

Across its chosen core markets, Fiberweb has a number of important customers who are amongst the leaders in their fields including P&G, Kimberly-Clark, SCA, Hartmann, Huish, Huttig and Unilever. Fiberweb's emphasis on innovation, quality and service underpins these long-standing customer relationships.

Fiberweb is a global business headquartered in the UK, with 24 manufacturing facilities (including its joint venture operations in Thailand and investments in Saudi Arabia and South Africa) spread across 13 countries globally, with the majority of Fiberweb's activities located in Europe and North America. Fiberweb employs nearly 3,000 people and its senior management comprises an international team of eight individuals who between them have extensive experience in both the nonwovens business and in leading international manufacturing businesses and key account management.

In 2005, Fiberweb generated sales of £619.3 million (2004: £552.8 million), EBITDA of £89.3 million (2004: £91.9 million) and operating profit before restructuring costs and non-recurring items of £44.0 million (2004: £48.4 million). As at 30 June 2006, Fiberweb had combined gross assets of £683.9 million. This financial information, incorporated by reference in this document, is extracted without material adjustment from Part 8 (Financial information) of the Prospectus which also sets out further information on Fiberweb.

5. The proposals

5.1 The Demerger

The Demerger will be implemented by BBA declaring a special dividend on the BBA Shares at the Extraordinary General Meeting. This dividend will be an *in specie* distribution by BBA of the ordinary shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of one Fiberweb Share for every four Non-Consolidated BBA Shares held at the Demerger Record Time. This requires, among other things, the approval of BBA Shareholders by ordinary resolution at the Extraordinary General Meeting and is conditional on Admission.

5.2 The Share Consolidation

Immediately after the Demerger is effective and conditional upon Admission and the passing of resolution 3 in the notice of Extraordinary General Meeting, the share capital of BBA will be consolidated on the basis of 21 Consolidated BBA Shares for every 25 Non-Consolidated BBA Shares held at the Demerger Record Time.

Further details of the Share Consolidation are set out in Part 2 of this document.

5.3 Fractional entitlements

Individual fractional entitlements to both Fiberweb Shares and Consolidated BBA Shares will be aggregated and sold in the open market at the best price reasonably obtainable. The proceeds of such sales of fractional entitlements (net of any commission, dealing costs and administrative expenses) will be paid to the relevant BBA Shareholders proportionately to their entitlement. Cheques in respect of such proceeds are expected to be despatched or payments via CREST made by 1 December 2006.

5.4 Effect of the Demerger and Share Consolidation

Overall, if the Demerger and the Share Consolidation described above become effective, as a result of the Demerger and Share Consolidation, and subject to rounding down fractional entitlements, BBA Shareholders will:

(i) **receive one Fiberweb Share for every four Non-Consolidated BBA Shares held at the Demerger Record Time; and**

(ii) **exchange every 25 Non-Consolidated BBA Shares held at the Demerger Record Time for 21 Consolidated BBA Shares.**

Further information on the Resolutions being proposed at the Extraordinary General Meeting is set out in Paragraph 13 of this Part 1.

If implemented, the Demerger will establish Fiberweb as a separately listed company. The Consolidated BBA Shares will be listed on the Official List and admitted to trading on the London Stock Exchange's market for listed securities.

The Fiberweb Shares and the Consolidated BBA Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 17 November 2006.

It is expected that, initially, BBA will be a constituent of the FTSE 250 Index and Fiberweb will be a constituent of the FTSE SmallCap Index. It is also expected that BBA will remain in the Industrial Transportation sector and Fiberweb will form part of the Support Services sector.

5.5 Allocation of debt

As at 30 September 2006, Fiberweb has been allocated approximately £175 million of net debt. Fiberweb's borrowing requirements (including the payments described below) will be funded from a new $439.5 million committed, multi-currency, five-year banking facility.

Completion of the Demerger is conditional upon the prior repayment by Fiberweb to BBA of approximately £184 million of intra-group debt, plus any additional amounts (capped, in aggregate, at £10 million) which Fiberweb borrows from BBA between 1 October 2006 and Admission in respect of the Fiberweb Group's working capital requirements, plus interest. Subject to BBA's receipt of these amounts before Admission, all other intra-group loans from the Continuing Group to the Fiberweb Group will be capitalised or waived before Admission. Further details of the allocation of debt between Fiberweb Group companies and Continuing Group companies is set out in paragraph 8 of Part 7 (Additional information).

5.6 Effect on earnings

The one off costs associated with the Demerger will have a dilutive effect on BBA's earnings. Fiberweb will cease to be part of the BBA Group and therefore the Fiberweb results will not be reflected in the continuing operations of BBA.

6. Current trading and future prospects

6.1 The Continuing Group

The Directors believe that the Continuing Group continues to make good progress in its aviation business. The Continuing Group has performed well in the first half of the 2006 financial year and the Directors are confident about the Continuing Group's prospects for the second half of the year and beyond, in markets with good growth characteristics and opportunities for consolidation.

6.2 Fiberweb

As stated in BBA's interim results announcement of 31 August 2006, Fiberweb's sales in the first half of 2006 were relatively stable but operating profit was considerably lower when compared with the equivalent period last year. That announcement also stated that trading conditions in Fiberweb were particularly challenging, which remains the case.

In Fiberweb's North American industrial division, spunbond sales remain strong with capacity constraints to be addressed through an investment in early 2007. In addition, the major polyester recycling facility at Old Hickory has been commissioned and is performing to plan. However, the slow-down in the US housing market has been more significant than previously expected and has weakened prices for related products and, coupled with the external power supply failure at Fiberweb's Old Hickory site in the summer of 2006, has adversely impacted forecast sales for the second half of the year. In the European industrial division, the manufacturing line which was relocated from Toronto to Berlin is now fully operational and well loaded, although commissioning has taken longer than expected. As already announced, Terram, Fiberweb's UK geotextiles and geosynthetics business, is suffering from significant over-capacity in the market and high utility costs. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

In Fiberweb's North American hygiene division, the restructuring actions previously announced have been completed, and are achieving savings in line with expectations. However, the baby wipes business

continues to suffer from weak volumes from a major customer, and initiatives to secure orders from private label converters are taking longer than expected. The spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan. The European hygiene business is performing in line with expectations, with strong volumes, although, as anticipated, wipes pricing remains weak. The construction of two major investments, an airlaid line in Italy and spunbond line in Sweden, are both proceeding to plan and these lines will be commissioned in early 2007. The Asian hygiene business continues to perform well.

In BBA's trading update of 27 June 2006, a profit forecast was made which indicated that, after a difficult first half, an improvement in performance in the second half of 2006 over the first half of 2006 was expected as a result of actions already in hand. However, in light of the weaker trading conditions set out above, specifically the slow-down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board believes that the underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year. Accordingly the previous profit forecast that referred to the improvement in performance in the second half of 2006 over the first half of 2006 is no longer valid and is withdrawn. There was also a profit forecast made, which indicated that for the year as a whole, performance in 2006 is expected below the prior year. Underlying operating profit for the year 2005 was £44.0 million. This is reported upon in paragraph 7 of Part 7 (Operating and financial review) of the Prospectus.

Nevertheless, Fiberweb continues to make progress on and is starting to benefit from the already announced restructuring, cost reduction, productivity and growth initiatives. The Fiberweb Board continues to believe that these initiatives will improve the underlying performance of the business. Furthermore, the recent fall in oil prices, if sustained, could lead to lower raw material prices during 2007.

Overall, while both trading and economic conditions are challenging, Fiberweb remains confident about its future prospects.

7. Employee share schemes

7.1 Effect of the Demerger and Share Consolidation on the Existing BBA Share Schemes

7.1.1 General

Participants in the Existing BBA Share Schemes who hold options or awards entitling them to acquire BBA Shares (or who have awards that entitle them to a cash sum linked to the value of BBA Shares) will not be entitled to the special dividend or, therefore, to receive Fiberweb Shares. Following the Share Consolidation, those options or awards will be in respect of the same number of Consolidated BBA Shares; it is not envisaged that any adjustment to the number of shares subject to the options or awards will be made as it is anticipated that the effect of the Share Consolidation will be to provide an appropriate value adjustment.

The following describes the proposed treatment of subsisting options/awards held by BBA and Fiberweb employees upon the Demerger.

7.1.2 The BBA Group 1994 and 2004 Savings-Related Share Option Schemes

The Demerger will have no effect on the options held by BBA employees which will continue to be held in accordance with the rules of the relevant scheme.

So far as Fiberweb employees are concerned, for the purposes of the tax legislation under which these schemes are approved, Fiberweb and BBA will continue to be associated companies for so long as at least 50% of the shares of each company are owned by the same shareholders. During this period, Fiberweb employees can continue to participate in the schemes in relation to their existing options in the normal way. Once the companies cease to be associated, Fiberweb employees will have six months in which to exercise their options to the extent of the amounts then repayable under their savings contracts, following which their options will lapse.

As it may be difficult to establish exactly when, if ever, the two companies will cease to be associated, consideration is currently being given to offering Fiberweb employees the opportunity to receive a cash sum in consideration for the release of those options which would otherwise mature on 1 December 2008 or 1 December 2010, based on the value of the options at the time of Demerger.

7.1.3 The BBA Group 1994 Executive Share Option Scheme

Unvested options held by BBA employees will continue to subsist as normal, and will not become exercisable as a result of the Demerger. However, the BBA Remuneration Committee intends to rebase the earnings per share performance condition so that earnings attributable to Fiberweb are excluded from the calculation with the intention that earnings per share growth can be measured on a consistent basis.

Vested options held by BBA employees will remain exercisable in accordance with the rules of the scheme.

Vested options held by Fiberweb employees will continue to be exercisable for a period of six months after the Demerger, following which they will lapse.

The performance conditions applying to any unvested options held by Fiberweb employees will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

7.1.4 The BBA Group 1995 Executive Share Appreciation Rights Plan

All awards have vested but not all awards have yet been exercised. The awards may remain exercisable until the tenth anniversary of their date of grant. However, the awards held by Fiberweb employees will lapse (if unexercised) two years after the date on which the shareholders of BBA and Fiberweb differ by more than 50%.

7.1.5 The BBA Group 2004 Long-Term Incentive Plan

(i) 2005 Conditional Share Awards

Awards will vest on the Demerger subject to a pro rata reduction (on a time-elapsed basis) and the performance conditions (measured as at the date of the Demerger). To the extent that awards vest, shares will be released to participants as soon as practical after the Demerger.

(ii) 2005 Purchased and Matching Share Awards (Deferred Bonus)

Purchased shares, which are beneficially owned by the participants, will be released as soon as practicable following the Demerger. Matching shares will be pro-rated on a time-elapsed basis, will vest and will be released as soon as practical following the Demerger.

(iii) 2005 Options

Unvested options held by BBA employees will continue to subsist as normal, and will not become exercisable as a result of the Demerger. However, the BBA Remuneration Committee intends to rebase the earnings per share performance condition so that earnings attributable to Fiberweb are excluded from the calculation with the intention that earnings per share growth can be measured on a consistent basis.

The performance conditions applying to any unvested options held by Fiberweb employees will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

7.2 The New BBA Employee Share Plans

The BBA Group 2004 Long-Term Incentive Plan is an "omnibus" plan, which incorporates a deferred bonus plan; an executive share option plan and a long-term incentive plan. The BBA Remuneration Committee has reviewed this consolidated plan and decided to update certain aspects to reflect current remuneration practice.

Accordingly, the approval of BBA Shareholders is to be sought at the Extraordinary General Meeting for the establishment of three stand-alone share plans for BBA employees post-Demerger. These comprise the BBA 2006 Deferred Bonus Plan, the BBA 2006 Long-Term Incentive Plan and the BBA 2006 Executive Share Option Plan. A summary of the key features of these plans, together with an explanation of the way in which it is intended that the Deferred Bonus and Long-Term Incentive Plans will be operated initially, is set out in section A of Part 6. There is no immediate intention to operate the Executive Share Option Plan. Subject to approval being granted for the new plans, no further options or awards will be granted under the 2004 Long-Term Incentive Plan.

Whilst these plans are capable of being extended for the benefit of employees working outside the UK, it may be the case that in certain jurisdictions separate plans are necessary or desirable. The resolutions to be proposed at the Extraordinary General Meeting give the BBA Board the authority to establish such plans subject to limitations set out in the resolutions.

The remuneration policy adopted by the BBA Remuneration Committee is based on the principle that the attraction and retention of high calibre talent is critical to the delivery of shareholder value and the business strategies of the Continuing Group's business. Performance-related remuneration has formed a substantial element of the total remuneration package and will continue to do so.

Remuneration levels are set taking into account the remuneration practices found in other UK listed companies of a similar size and the companies in other key BBA locations such as North America, where the largest concentration of BBA's business is based.

The maximum annual award limits specified under the New BBA Employee Share Plans have been set to accommodate competitive market practice in the US. However, the actual annual award levels for non-US executives will be set in the context of the relevant market in which they operate, and are expected to be materially lower than the maximum annual limit.

The new plans are similar to the existing consolidated plan. The principal differences between the 2004 Long-Term Incentive Plan and the proposed new plans are as follows:

(i) in conjunction with an increase in the potential annual bonus for executive directors to a maximum of 100% of salary, it is intended that part of the bonus will be compulsorily deferred into BBA Shares for a period of three years under the 2006 Deferred Bonus Plan. Participants may be allowed to defer voluntarily all or the remaining part of their bonus under the Plan. Initially, the BBA Remuneration Committee is proposing a 25% compulsory deferral and a 25% voluntary deferral for executive directors of BBA;

(ii) participants who defer (compulsorily or voluntarily) part of their annual bonus may receive a matching award (the match being subject to a maximum of 1 for 1) but, unlike the current arrangement, vesting of the matching award will be subject to a performance target which, initially, will measure the Company's total shareholder return against a comparator group of companies chosen for the similarity of their business scope and size; and

(iii) initially, awards under the 2006 Long-Term Incentive Plan will be subject to a combination of performance targets, one related to earnings per share and the other to total shareholder return.

7.3 The Fiberweb Employee Share Plans

Subject to the approval of the BBA Shareholders, to be sought at the Extraordinary General Meeting, Fiberweb has established the Fiberweb Employee Share Plans. Two of these plans—the Fiberweb Savings-Related Share Option Scheme and the Fiberweb Share Incentive Plan—are standard HMRC-approved all-employee schemes; the remaining three form part of the executive remuneration package that has been designed by the Fiberweb Remuneration Committee. A summary of the principal features of these plans, together with the way in which it is intended that the executive plans will be operated initially, is set out in section B of Part 6. As is the case with the proposals for BBA, the proposed resolutions allow the Fiberweb Board to establish separate plans for the benefit of employees working overseas subject to the limitations set out in the resolutions.

The executive remuneration policy adopted by the Fiberweb Remuneration Committee is that the remuneration of Fiberweb's executive directors and other senior management should be designed to attract and retain executives of high calibre so that Fiberweb can be managed effectively to the benefit of its stakeholders. Remuneration levels should be set taking into account the remuneration practices found in other UK listed companies of similar size, geographical spread and complexity whilst also giving consideration of the economic realities of Fiberweb's situation.

The policy should be to pay base salaries and total remuneration around the median level for "on-plan" performance and to provide the opportunity, via bonuses and long-term incentive plans, for executives to be rewarded at the upper quartile for the delivery of outstanding levels of performance. Therefore, performance-related remuneration will form a substantial element of the total remuneration package.

When designing the executive share plans described more fully in section B of Part 6, the Fiberweb Remuneration Committee has applied the core principles of the above policy. In addition, the

following factors have further underpinned the committee's proposed approach to the "at risk" elements of executive pay at Fiberweb:

(i) the need to align remuneration packages (a) with the creation of shareholder value and (b) to Fiberweb's specific business strategies and immediate challenges post-Demerger;

(ii) the wish to take account of UK corporate governance best practice and market practice, whilst being ever mindful of Fiberweb's particular circumstances (in particular the current stage of the company's development and the international nature of its business operations);

(iii) the wish to encourage senior executives to build up a substantial holding in Fiberweb Shares;

(iv) the view that substantial rewards should be available, but only for the satisfaction of genuinely stretching performance conditions;

(v) the view that a "blended" approach should be taken to the performance conditions that apply to awards under the executive share plans; hence (as explained in more detail in section B of Part 6) the combined use of targets based on return on invested capital, total shareholder return and earnings per share;

(vi) the need on Demerger to provide awards where the timing of vesting and performance conditions reflects the particular circumstances that currently prevail (and, in particular, the lack of any recent awards under the Existing BBA Share Schemes to some key Fiberweb executives whose continued employment and incentivisation is a vital factor in Fiberweb's success post-Demerger); and

(vii) the wish to operate share incentive arrangements in the most efficient manner as possible from a share usage and cost perspective.

8. 2006 annual bonus

During the year, BBA's Remuneration Committee reviewed the usual annual bonus arrangements for executives in the light of the proposed Demerger. The personal objective element of the 2006 annual bonus was adjusted so that upon Demerger, a bonus of between 23% and 70% of salary (the "Bonus") may be paid at the discretion of the BBA Remuneration Committee to approximately 40 employees, some of whom will be employed by BBA post-Demerger and some of whom will be employed by Fiberweb.

The bonus amounts will be determined by the Remuneration Committee taking account of the success of the strategic goal of delivering longer term value for BBA Shareholders through the effective achievement of the Demerger. For approximately 20 senior executives, 50% of the Bonus must be deferred into shares, and the remaining proportion may also be deferred voluntarily. For the remainder of the employees concerned, some or all of the Bonus may be deferred voluntarily. If the Bonus is deferred, voluntarily or compulsorily, into shares, the number of shares will be increased by 10%. Any shares acquired by a participant pursuant to the Bonus must not be sold for six months following Demerger. The shares that will be delivered to satisfy awards under the Bonus will comprise of shares in the employing company of the participant post-Demerger.

There continues to be an element of the annual bonus for 2006 that requires the achievement of set financial targets and that element will be paid, in the usual way, after the accounts for the financial year ending 31 December 2006 have been prepared.

9. Pensions and other post-retirement plans

Upon Demerger, the Fiberweb Group will retain liability for the pension or other post-retirement plans in which Fiberweb Group employees participate, with the exception of the defined benefit scheme operated in the UK and the pension schemes operated in Canada. The Continuing Group will make a cash contribution of up to £12 million in connection with the liabilities which arise under section 75 of the Pensions Act 1995 caused by the departure of a number of Fiberweb employees from the BBA UK Pension Scheme (the Continuing Group's UK defined benefit pension scheme), with a view also to allowing the funding target of the scheme to be strengthened and a more conservative asset allocation strategy to be adopted. The Canadian scheme relates to former employees at the Canadian sites that have been closed.

On the basis of this payment, the UK pensions regulator has confirmed that: (i) it will not seek to impose any liability in respect of the BBA UK Pension Scheme on any Fiberweb entity post-

Demerger; and (ii) it will not issue a contribution notice on any Continuing Group entity as a consequence of the Demerger or the dividend in specie by which the Demerger will be effected.

10. Risk factors

BBA Shareholders should consider fully and carefully the risk factors associated with the Continuing Group and Fiberweb. Your attention is drawn to the risk factors set out in Part 5 of this document.

11. Purchase of own shares

As a result of the changes to BBA's share capital resulting from the Share Consolidation, it will be necessary for an ordinary resolution to be passed at the Extraordinary General Meeting to replace the authority granted to the Directors at the Annual General Meeting in relation to the purchase by BBA of its own shares. This ordinary resolution is numbered 5 in the notice of the Extraordinary General Meeting accompanying this document and it is conditional upon the Share Consolidation becoming effective. The Directors would continue to exercise this authority only after considering the effects on earnings per share and the benefits for BBA Shareholders generally.

12. Overseas shareholders

Any person resident outside the United Kingdom who is to receive Fiberweb Shares pursuant to the Demerger must satisfy themselves as to full observance of the laws of the relevant territory in connection therewith including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

13. Extraordinary General Meeting and action to be taken

The notice convening the Extraordinary General Meeting of BBA, at which ordinary resolutions to approve the Demerger and the Share Consolidation will be proposed, is set out at the end of this document. To approve the Demerger and the Share Consolidation, a majority of those voting (whether in person or by proxy) must vote in favour of each EGM Resolution.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

(i) to approve the Demerger;

(ii) to approve the declaration of the Demerger Dividend and authorise the Directors to pay the Demerger Dividend and distribute the Fiberweb Shares held by BBA to BBA Shareholders on the basis set out in this document. This resolution is conditional on resolution 1 being passed and Admission;

(iii) to approve the Share Consolidation, following which the total number of BBA Shares will be reduced and the nominal value of the BBA Shares will change. This resolution is conditional on, amongst other things, resolutions 1 and 2 being passed and Admission;

(iv) to authorise and instruct the Directors to implement the Demerger and BBA Share Consolidation;

(v) to update the Directors' authority in relation to the purchase by BBA of its own shares. This resolution is conditional upon resolution 3 being passed and upon Admission;

(vi) to approve the New BBA Employee Share Plans and the conferring upon the Board of the authority to establish further schemes subject to certain conditions. Resolutions 6, 7 and 8 are conditional upon the passing of resolutions 1 and 2 and upon Admission; and

(vii) to approve the Fiberweb Employee Share Plans and the conferring upon the directors of Fiberweb of the authority to establish further schemes subject to certain conditions. Resolutions 9, 10, 11 and 12 are conditional upon the passing of resolutions 1 and 2 and upon Admission.

14. Action to be taken

A form of proxy for use by BBA Shareholders in connection with the Extraordinary General Meeting accompanies this document. Whether or not you intend to attend the Extraordinary General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand, but in any event so as to be received by the Company's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 2.15 p.m. on 14 November 2006.

Unless the form of proxy is received by the date and time specified above, it will be invalid. The completion and return of the Form of Proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting if you so wish.

If you would like to submit your proxy vote electronically you can do so by visiting the Company's registrars' website, www.capitaregistrars.com, and selecting "E-Communications (Shareholders)". You will require your unique investor code which is shown on the enclosed Form of Proxy. The deadline for the receipt of electronic proxies is 2.15 p.m. on 14 November 2006 (48 hours before the EGM). Do not disclose your investor code to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold BBA Shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to the Company's registrars, Capita Registrars (CREST participant ID RA10), so that it is received no later than 2:15 p.m. on 14 November 2006.

15. Further information

Your attention is drawn to Parts 2 to 7 of this document and to the Prospectus which provide further information on the matters discussed above.

You are advised to read the whole of this document and not to rely solely on the information contained within this letter.

16. Shareholder helpline

Any BBA Shareholder with questions on the Demerger, the Share Consolidation or any other matter referred to in this document should telephone the shareholder helpline on 0870 162 3121 (or +44 20 8639 2157 if calling from outside the UK) from 9.00 a.m. to 5.00 p.m. Monday to Friday until 15 December 2006. For legal reasons, the shareholder helpline will be unable to give advice on the merits of the Demerger, the Share Consolidation or any other matter referred to in this document or to provide financial, personal taxation or investment advice. The shareholder helpline will be limited to providing you with information contained in this document and the accompanying Prospectus and with information relating to the BBA Share Register and, after Admission, the Fiberweb Share Register.

17. Recommendation

The Board has received financial advice from Citigroup and Merrill Lynch in connection with the Demerger and Admission. In providing their financial advice, Citigroup and Merrill Lynch have relied upon the Board's commercial assessment of the Demerger. The Board considers the terms of the proposed Demerger to be fair and reasonable.

The Board considers that the proposed Demerger, the Share Consolidation, the replacement of the Directors' authority in relation to the purchase by BBA of its own shares, the adoption of the New BBA Employee Share Plans and the Fiberweb Employee Share Plans and the authorisation of the Board to establish future schemes and the Fiberweb Board to establish future schemes are in the best interests of BBA and the BBA Shareholders as a whole. Accordingly, the Board unanimously recommends you to vote in favour of the Resolutions as the Directors intend to do so in respect of their own beneficial shareholdings, amounting in aggregate to 203,999 BBA Shares, which represent approximately 0.042% of the issued share capital of BBA as at 27 October 2006, the latest practicable date before posting of this document.

Richard Stillwell (one of your Non-Executive Directors) is also a director of Fiberweb (therefore he is not independent for the purposes of this document) and is expected to resign from the Board of BBA at close of business on 31 October 2006. In order to avoid any conflict of interest, he has not taken part in your Board's consideration of the Demerger and has agreed not to cast any votes in respect of his own holding of BBA Shares on any of the resolutions to be put to BBA Shareholders at the Extraordinary General Meeting.

Yours faithfully

Roberto Quarta
Non-executive Chairman

PART 2

KEY INFORMATION FOR BBA SHAREHOLDERS

1. Basis of the Demerger and Demerger Resolution

The Demerger is conditional upon, amongst other things, the passing at the EGM of the Demerger Resolution. The Demerger will be effective upon Admission. The notice of the Extraordinary General Meeting appears at the end of this document.

1.1 Dividend Demerger

The Demerger will be implemented by BBA declaring a special dividend on the BBA Shares at the EGM. This dividend will be an *in specie* distribution by BBA of the ordinary shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of:

one Fiberweb Share
for every four Non-Consolidated BBA Shares

held at the Demerger Record Time.

BBA Shareholders are being asked to approve the Demerger Dividend in accordance with the BBA Articles of Association. The resolution approving the Demerger Dividend is set out at resolution 2 in the notice of Extraordinary General Meeting.

Based on the number of BBA Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document), plus an estimate of the maximum number of additional BBA Shares that may be issued prior to the Demerger Record Time, the number of Fiberweb Shares in issue prior to Admission and Demerger will be approximately 122,625,000 Fiberweb Shares with a nominal value of 5 pence each.

1.2 Share Consolidation

Following the Demerger becoming effective and conditional upon Admission of the Consolidated BBA Shares and the passing of resolution 3 in the notice of Extraordinary General Meeting, the share capital of BBA will be consolidated on the basis of:

21 Consolidated BBA Shares
for every 25 Non-Consolidated BBA Shares

held at the Demerger Record Time. The proportion of the issued ordinary share capital of BBA held by each BBA Shareholder following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each Consolidated BBA Share will carry the same rights as those set out in the BBA Articles of Association which currently attach to the Non-Consolidated BBA Shares.

The aim of the Share Consolidation is to leave effectively unchanged the value of options and awards granted under the Existing BBA Share Schemes and avoid the need for adjustments. The Share Consolidation also aims to allow the comparability of historic and future financial statistics (e.g. earnings and dividends on a per share basis) of the BBA Shares both before and after the Demerger and Share Consolidation. The effect of the Share Consolidation will be that (subject to normal market movements) the share price of one Consolidated BBA Share immediately after the Demerger and Share Consolidation should be approximately equal to the share price of one Non-Consolidated BBA Share.

1.3 Fractional entitlements

BBA Shareholders whose holdings of Non-Consolidated BBA Shares cannot be consolidated into a whole number of Consolidated BBA Shares and/or are not an exact multiple of four will be left with fractional entitlements to Consolidated BBA Shares and/or Fiberweb Shares.

Arrangements will be put in place for such fractional entitlements to be aggregated into whole Consolidated BBA Shares and/or Fiberweb Shares ("Fractional Entitlement Shares") and sold in the market on the shareholder's behalf. The proceeds of sale of such Fractional Entitlement Shares (net of any commission, dealing costs and administrative expenses) will be paid to each such shareholder in proportion to their entitlement, with cheques or payments via CREST for such proceeds to be despatched to those entitled (at their risk) by 1 December 2006.

1.4 Effect of the Demerger and Share Consolidation

Overall, if the Demerger and the Share Consolidation described above become effective, BBA Shareholders will:

(i) **receive one Fiberweb Share for every four Non-Consolidated BBA Shares held at the Demerger Record Time; and**

(ii) **exchange every 25 Non-Consolidated BBA Shares held at the Demerger Record Time for 21 Consolidated BBA Shares.**

2. Admission, dealings, share certificates and CREST

2.1 Admission

Application will be made to the UK Listing Authority for the admission of the Fiberweb Shares to the Official List in accordance with the Listing Rules and the Prospectus Rules and to trading on the London Stock Exchange's market for listed securities. Application will also be made for the Consolidated BBA Shares of nominal value $29\frac{16}{21}$ pence each to be so admitted. It is expected that Admission will become effective and dealing for normal settlement in the Fiberweb Shares and the Consolidated BBA Shares will commence at 8.00 a.m. on 17 November 2006.

2.2 Dealings

For a transferee to be a registered holder of BBA Shares by the Demerger Record Time, a transfer of BBA Shares must be recorded on the BBA Share Register held by BBA's registrars, Capita Registrars, by 4.30 p.m. on 16 November 2006.

2.3 Share certificates

Holders of BBA Shares on the BBA Share Register at the Demerger Record Time will constitute the opening Fiberweb Share Register.

The entitlement to receive Fiberweb Shares pursuant to the Demerger is not transferable. From listing of the Consolidated BBA Shares, the Non-Consolidated BBA Share certificates will no longer be valid. It is expected that definitive certificates in respect of both Fiberweb Shares and Consolidated BBA Shares will be posted to entitled holders of Fiberweb Shares and Consolidated BBA Shares (who hold their shares in certificated form) at their registered address on the relevant share register by no later than 1 December 2006. In the case of joint holders, certificates will be despatched to the person whose name appears first in the BBA Share Register. The new share certificates in respect of the Consolidated BBA Shares will replace existing certificates which should be destroyed. Temporary documents of title will not be issued. Pending despatch of the share certificates, transfers will be certified against the relevant share register by the Registrar. Share certificates will be despatched to Fiberweb Shareholders and BBA Shareholders at their own risk.

2.4 CREST

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The BBA Articles of Association and the Fiberweb Articles of Association both permit, the holding of BBA Shares and Fiberweb Shares respectively under the CREST system. BBA will apply for the Consolidated BBA Shares to be admitted to CREST with effect from Admission so that general market transactions in Consolidated BBA Shares may be settled within CREST. Fiberweb will also apply for its shares to be admitted to CREST with effect from Admission.

Holders of BBA Shares on the BBA Share Register at the Demerger Record Time who hold their BBA Shares in uncertificated form through CREST will receive uncertificated Fiberweb Shares and

uncertificated Consolidated BBA Shares into the same CREST accounts immediately following Admission.

2.5 Dividend mandates

All mandates relating to payment of dividends paid by BBA and all instructions given to BBA in relation to notices and other communications in force immediately prior to the Demerger Record Time will continue to apply, unless and until resolved or varied, to Consolidated BBA Shares and be deemed as from the Demerger Record Time to be valid and effective mandates or instructions to Fiberweb in relation to the corresponding holdings of Fiberweb Shares.

BBA currently operates a dividend reinvestment plan (a "DRIP") for its shareholders whereby BBA Shareholders may choose to have their dividends reinvested in BBA Shares. Fiberweb does not currently have a DRIP, but is considering whether to establish one. Consequently, BBA Shareholders who are currently members of the BBA DRIP will receive their Fiberweb cash dividends in cash unless and until Fiberweb establishes a DRIP and shareholders elect to participate.

3. Continuing arrangements between BBA and Fiberweb

Following the Demerger, BBA and Fiberweb will each operate as separate publicly listed companies and neither BBA nor Fiberweb will retain any shareholding in each other.

Implementation of the Demerger and the relationship between BBA and Fiberweb after the Demerger is regulated by the Demerger Agreement and the Transitional Services Agreement. Further details of these arrangements are set out in paragraphs 9.2.2 and 9.2.3 respectively of Part 7 (Additional information) of this document.

Any other business arrangement between any member of the BBA Group and any member of the Fiberweb Group after the Demerger will be entered into at arm's length and on normal commercial terms.

4. UK taxation

The following is a summary of some of the material UK taxation considerations that arise in connection with the proposed Demerger and the Share Consolidation. It is based on current UK legislation and an understanding of HM Revenue & Customs ("HMRC") published practice in force at the date of this document. The summary is intended as a general guide only and is not exhaustive and, except where expressly provided otherwise, relates only to the position of BBA Shareholders who are individuals or corporate shareholders (and not BBA Shareholders who are, for instance, collective investment schemes, pension funds or insurance companies), resident or ordinarily resident for tax purposes in (and only in) the UK, who hold their BBA Shares beneficially as an investment (other than under a personal equity plan or an individual savings account and other than where acquired by virtue of an employment of the holder of such BBA Shares or any other person) and not as trading stock.

The summary below does not constitute tax or legal advice. Any BBA Shareholder who is in doubt as to his taxation position, who is resident or otherwise subject to taxation outside the UK or who requires more detailed information, should consult an independent professional adviser immediately.

4.1 Demerger

4.1.1 Taxation of BBA Shareholders

(a) Income

BBA has received clearance under section 215(1) of the Income and Corporation Taxes Act 1988 that the Demerger Dividend consisting of the distribution of Fiberweb Shares pursuant to the Demerger will qualify as an exempt distribution within the meaning of section 213 of that Act.

As a result of such clearance, BBA Shareholders should not be regarded as receiving income for UK tax purposes on receipt of the Demerger Dividend and, accordingly, they should neither incur any liability to tax on income nor should they be entitled to any tax credit in respect of the Demerger Dividend.

(b) Chargeable gains

BBA Shareholders should not be treated as making a disposal or part disposal of the BBA Shares for the purposes of the taxation of chargeable gains. Instead, their holding of BBA Shares and their holding of Fiberweb Shares should be treated as the same asset acquired at the time when the relevant BBA Shareholders' BBA Shares were acquired. Each BBA Shareholder's base cost of his holding of BBA Shares immediately before the Demerger should be apportioned between his holding of BBA Shares and his holding of Fiberweb Shares received pursuant to the Demerger by reference to the market values of those shares immediately after the Demerger.

On any subsequent disposal of the whole or part of a BBA Shareholder's holding of either BBA Shares or Fiberweb Shares, a BBA Shareholder may, depending on his individual circumstances, be subject to the tax on the amount of chargeable gain realised. The entitlement to taper relief, in the case of BBA Shareholders who are individuals, would be calculated by taking account of the date of the acquisition of their BBA Shares.

To the extent that a BBA Shareholder receives cash by virtue of a sale, on his behalf, of any Fiberweb Shares to which (under the terms of the Demerger) he has a fractional entitlement, the BBA Shareholder will be treated as having made a disposal for the purposes of the taxation of chargeable gains. Accordingly, depending upon the BBA Shareholder's individual circumstances, the BBA Shareholder may realise a small taxable gain or allowable loss.

(c) Stamp Duty and Stamp Duty Reserve Tax

No liability to Stamp Duty or Stamp Duty Reserve Tax will be incurred by BBA Shareholders as a result of the receipt by them of the Fiberweb Shares pursuant to the Demerger. This statement does not relate to persons such as dealers, intermediaries and persons connected with depositary arrangements and clearance services to whom special rules apply.

4.1.2 Taxation of BBA

BBA considers that the exemptions in Schedule 7AC to the Taxation of Chargeable Gains Act 1992 (exemptions for disposals by companies with substantial shareholding) should apply to the transfer by BBA of its shares in Fiberweb to the BBA Shareholders, with the result that BBA should not incur any liability to corporation tax on that transfer. There is no clearance procedure in relation to those exemptions. However, through correspondence with HMRC, BBA has received detailed guidance supporting its conclusion that the exemption will apply.

4.2 Share Consolidation

It is expected that for the purposes of UK taxation of chargeable gains, the Share Consolidation will be treated as follows:

(a) The Consolidated BBA Shares issued in the context of the Share Consolidation will result from a reorganisation of the share capital of BBA. Accordingly, to the extent that a BBA Shareholder receives Consolidated BBA Shares, the BBA Shareholder will not generally be treated as making a disposal of all or part of his holding of Non-Consolidated BBA Shares by reason of the Share Consolidation being implemented. The BBA Shareholder's holding of Non-Consolidated BBA Shares and the BBA Shareholder's holding of the Consolidated Shares ("new holding") will be treated as the same asset acquired at the time when the BBA Shareholder's holding of Non-Consolidated BBA Shares was acquired.

(b) To the extent that a BBA Shareholder receives cash by virtue of a sale on his behalf of any Consolidated BBA Shares to which he has a fractional entitlement, the BBA Shareholder will not normally be treated as making a part disposal of his holding of Non-Consolidated BBA Shares if the amount received is small in comparison with the value of that BBA Shareholder's Non-Consolidated BBA Shares the proceeds of the sale will instead be deducted from the base cost of the BBA Shareholder's new holding. (The current HMRC practice suggests that a cash payment of £3,000 or less or a cash payment the value of which is 5% or less of the value of the BBA Shareholder's holding of non-consolidated BBA Shares would be treated as being "small" for these purposes.) If the amount received is not small or, indeed, if the amount received exceeds the base cost of the BBA Shareholder's new holding, the BBA Shareholder will be

treated as disposing of part or all of his Non-Consolidated BBA Shares and will be subject to tax in respect of any chargeable gain thereby realised.

(c) On any subsequent disposal of the whole or part of the Consolidated BBA Shares comprised in the BBA Shareholder's new holding, a BBA Shareholder may, depending on his individual circumstances, be subject to tax on the amount of any chargeable gain realised. The entitlement to taper relief, in the case of BBA Shareholders who are individuals, would be calculated by taking account of the date of acquisition of their Non-Consolidated BBA Shares.

5. United States taxation

The following comments summarise certain United States federal income taxation consequences of the Demerger, Share Consolidation and the ownership and disposition of Fiberweb Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retrospective basis. They are intended only as a general guide and apply only to Fiberweb Shareholders who are subject to US federal income tax, who are the beneficial owners of BBA Shares or Fiberweb Shares and who hold those BBA Shares or Fiberweb Shares as capital assets for US federal income tax purposes (each such person a "US Holder"). The following comments may not apply to special classes of person such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the Demerger and the ownership and disposal of Fiberweb Shares. **Any BBA Shareholder or Fiberweb Shareholder who is in any doubt about their taxation position should consult their own professional advisers without delay.**

5.1 Demerger

The receipt of Fiberweb Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(1) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently, the principal US federal income tax consequences of the receipt of Fiberweb Shares for a US Holder should be as follows:

(a) no gain or loss should be recognised by a US Holder upon the receipt of Fiberweb Shares;

(b) a US Holder should apportion its tax basis in the BBA Shares between such shares and the Fiberweb Shares received in proportion to the relative fair market value of the BBA Shares and the Fiberweb Shares on the date of Admission;

(c) a US Holder's holding period for the Fiberweb Shares should include the period during which the US Holder held the BBA Shares; and

(d) a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Fiberweb Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Fiberweb Shares.

5.2 Share Consolidation

A US Holder should not recognise a gain or loss on the Share Consolidation except for the receipt of cash in respect of fractional entitlements. A US Holder's tax basis in the Non-Consolidated BBA Shares should be apportioned among the Consolidated BBA Shares received in exchange therefor, reduced by any basis allocated to any fractional entitlement. The US Holder's holding period for the Consolidated BBA Shares received should include the US Holder's holding period for the Non-Consolidated BBA Shares exchanged therefor. If a US Holder receives cash for a fractional entitlement, such US Holder should recognise a capital gain or loss in an amount equal to the difference between the cash received for the fractional entitlement and the US Holder's tax basis in the fractional entitlement. The sale of fractional entitlements will be subject to the information reporting and backup withholding rules described below under "*Information reporting and backup withholding.*"

5.3 Taxation of distributions on Fiberweb Shares

Distributions paid on Fiberweb Shares, other than certain pro rata distributions of ordinary shares, should be treated as dividends to the extent paid out of Fiberweb's current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporations.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder's receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

5.4 Sale and other disposition of Fiberweb Shares

A US Holder should recognise US-source capital gain or loss for US federal income tax purposes on a sale or other disposition of Fiberweb Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Fiberweb Shares for more than one year.

5.5 Passive Foreign Investment of Company Rules

Fiberweb believes that it will not be considered a "passive foreign investment company" ("PFIC") for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Fiberweb will not be considered a PFIC for any taxable year. If Fiberweb were treated as a PFIC for any taxable year during which a US Holder held a Fiberweb Share, certain adverse tax consequences could apply to the US Holder.

If Fiberweb is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Fiberweb Share would be allocated rateably over the US Holder's holding period for the Fiberweb Share. The amounts allocated to the taxable year of the sale or other disposition and to any year before Fiberweb became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of a Fiberweb Share in excess of 125% of the average of the annual distributions on Fiberweb Shares received by the US Holder during the preceding three years or the US Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including in mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if BBA has ever been a PFIC, certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. BBA has not examined its potential PFIC status in all prior years.

In addition, if Fiberweb were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

5.6 Information reporting and backup withholding

Payments of dividends on, and sales proceeds from the sale of, Fiberweb Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct tax payer identification number and certifies that no loss of exemption from backup withholding has occurred.

The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

6. Overseas shareholders

6.1 United States

BBA Shareholders who are citizens of the United States are advised that the Fiberweb Shares have not been and will not be registered under the US Exchange Act. Fiberweb expects to obtain an exemption from the registration and reporting requirements of section 12(g) of the US Exchange Act in reliance on Rule 12g3-2(b) thereunder. Pursuant to such exemption, so long as it has more than 300 shareholders resident in the United States, Fiberweb will furnish to the SEC information that (i) it has made or is required to make public in the United Kingdom; (ii) it has filed or is required to file, with the UKLA and which was made public by the UKLA; or (iii) it has distributed or is required to distribute to its shareholders. Information that is furnished to the SEC by Fiberweb may be obtained from the public reference facilities maintained by the SEC in Washington, DC at prescribed rates.

BBA Shareholders who are affiliates (within the meaning of the US Securities Act) of BBA or Fiberweb before implementation of the Demerger or are affiliates of BBA or Fiberweb after implementation of the Demerger will be subject to timing, manner of sale and volume restrictions on the sale of Fiberweb Shares received in connection with the Demerger under Rule 145(d) under the US Securities Act.

The primary market for Fiberweb Shares is expected to be the London Stock Exchange. Fiberweb does not intend to list the Fiberweb Shares on a US Securities Exchange or quote the Fiberweb Shares on The National Association of Securities Dealers' Automated Quotation System or any other inter-dealer quotation system in the United States. Neither BBA nor Fiberweb intend to take action to facilitate a market in Fiberweb Shares in the United States. Consequently, BBA believes that it is unlikely that an active trading market in the United States will develop for the Fiberweb Shares.

Neither the SEC nor any US federal or state securities commission has registered, approved or disapproved the Fiberweb Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States.

6.2 Other jurisdictions

Any person outside the UK who is resident in, or who has a registered address in or is a citizen of, an overseas territory and who is to receive Fiberweb Shares pursuant to the Demerger, should consult his professional advisers and satisfy himself as to the full observance of the laws at the relevant territory in connection therewith, including obtaining any requisite government or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for overseas shareholders may be affected by the laws of their jurisdictions. Such overseas shareholders should inform themselves about and observe all applicable legal requirements.

PART 3

FINANCIAL INFORMATION RELATING TO THE FIBERWEB GROUP

Basis of preparation

The consolidated accounts of the BBA Group for the three years ended 31 December 2005, 2004 and 2003 have been audited by Deloitte & Touche LLP. The accounts for 2003, 2004 and 2005 have been filed with the Registrar of Companies. Their reports on these accounts were unqualified and did not include statements under section 237(2) or (3) of the Act.

The financial information set out below has been extracted from the Accountants' Reports in Part 8 of the Prospectus without material adjustment. This financial information does not constitute statutory accounts of the Fiberweb Group within the meaning of section 240 of the Act.

Information on the pro forma consolidated net assets statement of BBA for the period ended 30 June 2006 is shown in Part 4.

Income Statement

Combined income statement—IFRS
Six months ended 30 June 2006

	For the period ended 30 June 2006			For the period ended 30 June 2005 Unaudited		
	Underlying*	Note i	2006	Underlying*	Note i	2005
	£m	£m	£m	£m	£m	£m
Revenue	309.4	—	309.4	313.8	—	313.8
Cost of sales	(254.0)	(24.8)	(278.8)	(246.7)	—	(246.7)
Gross profit	55.4	(24.8)	30.6	67.1	—	67.1
Distribution costs	(23.1)	—	(23.1)	(22.9)	—	(22.9)
Administrative expenses	(19.8)	(14.6)	(34.4)	(20.5)	—	(20.5)
Other operating income	1.4	—	1.4	0.3	—	0.3
Share of profit of associates	0.3	—	0.3	0.2	—	0.2
Other operating expenses	(0.8)	—	(0.8)	(0.3)	—	(0.3)
Restructuring costs	—	(45.2)	(45.2)	—	(1.7)	(1.7)
Operating profit/(loss)	**13.4**	**(84.6)**	**(71.2)**	**23.9**	**(1.7)**	**22.2**
Investment income	0.3	—	0.3	0.4	—	0.4
Finance costs	(8.3)	—	(8.3)	(8.4)	—	(8.4)
Profit/(loss) before tax	**5.4**	**(84.6)**	**(79.2)**	**15.9**	**(1.7)**	**14.2**
Tax	(4.5)	22.3	17.8	(5.8)	0.1	(5.7)
Profit/(loss) for the period	**0.9**	**(62.3)**	**(61.4)**	**10.1**	**(1.6)**	**8.5**
Attributable to:						
BBA interests	**0.9**	**(62.3)**	**(61.4)**	10.1	(1.6)	8.5

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items.

Combined income statement—IFRS
Two years ended 31 December 2005

	For the year ended 31 December 2005			For the year ended 31 December 2004		
	Underlying*	Note i	2005	Underlying*	Note i	2004
	£m	£m	£m	£m	£m	£m
Revenue	619.3	—	619.3	552.8	—	552.8
Cost of sales	(490.0)	(11.5)	(501.5)	(421.8)	—	(421.8)
Gross profit	129.3	(11.5)	117.8	131.0	—	131.0
Distribution costs	(45.4)	—	(45.4)	(44.7)	—	(44.7)
Administrative expenses	(40.4)	—	(40.4)	(39.3)	—	(39.3)
Other operating income	2.8	2.6	5.4	1.3	1.0	2.3
Share of profit of associates	0.7	—	0.7	0.9	—	0.9
Other operating expenses	(3.0)	—	(3.0)	(0.8)	—	(0.8)
Restructuring costs	—	(11.2)	(11.2)	—	(5.3)	(5.3)
Operating profit	**44.0**	**(20.1)**	**23.9**	**48.4**	**(4.3)**	**44.1**
Investment income	1.3	—	1.3	1.3	—	1.3
Finance costs	(16.6)	—	(16.6)	(18.3)	—	(18.3)
Profit before tax	**28.7**	**(20.1)**	**8.6**	**31.4**	**(4.3)**	**27.1**
Tax	(10.2)	5.9	(4.3)	(12.2)	0.2	(12.0)
Profit for the year	**18.5**	**(14.2)**	**4.3**	**19.2**	**(4.1)**	**15.1**
Attributable to:						
BBA interests	18.5	(14.2)	4.3	19.2	(4.1)	15.1

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items.

UK GAAP financial information

Combined profit and loss accounts
Two years ended 31 December 2004

	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2004 Total	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2003 Total
	£m	£m	£m	£m	£m	£m
Turnover						
Continuing operations	539.9	—	539.9	496.9	—	496.9
Acquisitions	12.9	—	12.9	10.3	—	10.3
	552.8	—	552.8	507.2	—	507.2
Discontinued operations	—	—	—	0.9	—	0.9
Turnover	552.8	—	552.8	508.1	—	508.1
Cost of sales	(421.8)	—	(421.8)	(381.8)	—	(381.8)
Gross profit	131.0	—	131.0	126.3	—	126.3
Net operating expenses	(83.0)	(10.7)	(93.7)	(79.2)	(17.5)	(96.7)
Operating profit						
Continuing operations	46.6	(10.4)	36.2	45.1	(17.2)	27.9
Acquisitions	1.4	(0.3)	1.1	2.0	(0.3)	1.7
Operating profit	48.0	(10.7)	37.3	47.1	(17.5)	29.6
Share of operating profit of associates	1.0	—	1.0	0.8	—	0.8
Total operating profit (including associates)	49.0	(10.7)	38.3	47.9	(17.5)	30.4
Loss on sale of businesses	—	(0.2)	(0.2)	—	(0.8)	(0.8)
Profit on ordinary activities before interest and taxation	49.0	(10.9)	38.1	47.9	(18.3)	29.6
Net interest	(15.7)	—	(15.7)	(11.6)	—	(11.6)
Profit on ordinary activities before taxation	33.3	(10.9)	22.4	36.3	(18.3)	18.0
Taxation on profit on ordinary activities	(12.9)	2.2	(10.7)	(16.5)	4.0	(12.5)
Profit on ordinary activities after taxation	20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year	20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year attributable to BBA interests	20.4	(8.7)	11.7	19.8	(14.3)	5.5
Dividends	(3.1)	—	(3.1)	(5.3)	—	(5.3)
Retained profit for the financial year transferred to invested capital	17.3	(8.7)	8.6	14.5	(14.3)	0.2

The accompanying notes are an integral part of these profit and loss accounts.

As explained in the basis of preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the Fiberweb Nonwovens Business following the Demerger.

Balance sheet

	As at 30 June 2006 IFRS
	£m
Non-current assets	
Goodwill and intangible assets	100.6
Property, plant and equipment	349.7
Interests in associates	8.8
Trade and other receivables	0.2
	459.3
Current assets	
Inventories	83.2
Trade and other receivables	107.4
Cash and cash equivalents	22.1
Tax recoverable	0.3
	213.0
Total assets	672.3
Current liabilities	
Trade and other payables	(79.8)
Tax liabilities	(7.9)
Obligations under finance leases	(2.3)
Bank overdrafts and loans	(9.9)
Provisions	(2.7)
	(102.6)
Net current assets	110.4
Non-current liabilities	
Bank loans	(7.1)
Other payables due after one year	(2.5)
Retirement benefit obligations	(24.5)
Obligations under finance leases	(5.6)
Deferred tax liabilities	(32.4)
Provisions	(6.5)
	(78.6)
Total liabilities	(181.2)
Net assets	491.1

PART 4

UNAUDITED PRO FORMA STATEMENT OF CONSOLIDATED NET ASSETS OF THE CONTINUING GROUP

The pro forma statement of consolidated net assets of the Continuing Group set out in this Part 4 has been prepared to illustrate the effect on the net assets of the Continuing Group that the Demerger would have had if it had occurred on 30 June 2006. The pro forma statement is for illustrative purposes only and does not constitute statutory financial statements of BBA or Fiberweb within the meaning of section 240 of the Companies Act 1985. Because of its nature, the pro forma statement addresses a hypothetical situation and does not, therefore, represent the Continuing Group's actual financial position or results.

The financial information within the unaudited pro forma consolidated statement of net assets relating to BBA prior to the Demerger is extracted without material adjustment from the unaudited interim report for the six months ended 30 June 2006 published on 31 August 2006 and that for Fiberweb is extracted from the unaudited interim financial statements for the six months ended 30 June 2006.

The pro forma statement has been prepared under IFRS and on the basis set out in the notes below and in accordance with Annex 1 and Annex 2 of the Prospectus Directive Regulation.

Unaudited pro forma consolidated statement of net assets of BBA as at 30 June 2006

	BBA as at 30 June 2006[1]	Adjustments Impairment[2]	Demerger of Fiberweb[3]	Debt allocation[4]	Other adjustments[5]	Continuing Group
	£m	£m	£m	£m	£m	£m
Non-current assets						
Goodwill and intangible assets	452.0	—	(100.6)	—	—	351.4
Property, plant and equipment	693.4	(10.8)	(349.7)	—	—	332.9
Interests in associates	18.1	—	(8.8)	—	—	9.3
Trade and other receivables	16.5	—	(0.2)	—	—	16.3
	1,180.0	(10.8)	(459.3)	—	—	709.9
Current assets						
Inventories	222.7	(0.8)	(83.2)	—	—	138.7
Trade and other receivables	279.3	—	(107.4)	—	—	171.9
Cash and cash equivalents	128.0	—	(22.1)	—	—	105.9
Tax recoverable	—	—	(0.3)	—	—	(0.3)
	630.0	(0.8)	(213.0)	—	—	416.2
Total assets	1,810.0	(11.6)	(672.3)	—	—	1,126.1
Current liabilities						
Trade and other payables	(238.0)	—	79.8	—	(21.1)	(179.3)
Tax liabilities	(50.7)	—	7.9	—	(6.0)	(48.8)
Obligations under finance leases	(3.3)	—	2.3	—	—	(1.0)
Bank overdrafts and loans	(38.6)	—	9.9	—	—	(28.7)
Provisions	(3.6)	—	2.7	—	—	(0.9)
	(334.2)	—	102.6	—	(27.1)	(258.7)
Net current assets	295.8	(0.8)	(110.4)	—	(27.1)	157.5
Non-current liabilities						
Bank loans	(623.8)	—	7.1	171.8	—	(444.9)
Other payables due after one year	(18.7)	—	2.5	—	—	(16.2)
Retirement benefit obligations	(45.9)	—	24.5	—	(3.6)	(25.0)
Obligations under finance leases	(35.5)	—	5.6	—	—	(29.9)
Deferred tax liabilities	(47.4)	1.2	32.4	—	—	(13.8)
Provisions	(30.7)	—	6.5	—	—	(24.2)
	(802.0)	1.2	78.6	171.8	(3.6)	(554.0)
Total liabilities	(1,136.2)	1.2	181.2	171.8	(30.7)	(812.7)
Net assets	673.8	(10.4)	(491.1)	171.8	(30.7)	313.4

The pro forma statement takes no account of any trading activity or other transactions since 30 June 2006.

Notes:

(1) The net assets of BBA have been extracted without material misstatement from the unaudited financial statements of BBA for the period ended 30 June 2006.

(2) Subsequent to the publication of the BBA 30 June 2006 balance sheet on 31 August 2006 further impairment charges have been recorded in light of current market conditions. These charges are adjusting post-balance sheet events and accordingly have been reflected in the net assets of the Fiberweb Business as at 30 June 2006 shown in Part 3 of this document. This adjustment records the impact of these impairments on the net assets of BBA Group plc as shown in column 1 of the unaudited pro forma consolidated statement of net assets so that BBA Group plc net assets and the Fiberweb Business net assets are shown on a consistent basis.

(3) The net assets of Fiberweb as at 30 June 2006 have been extracted without material adjustment from Part 3 of this document.

(4) This adjustment represents the sterling equivalent repayment of loans due to BBA and its subsidiaries to arrive at the sterling equivalent net debt to be allocated to Fiberweb of £171.8 million. The net debt will consist of loans of $183,118,000 converted at $1.87, €101,484,000 converted at €1.47, SEK 225,871,000 converted at SEK 13.69 and cash held of £8,870,000. Repayment will be made using funds from a new US$439.5 million committed five-year banking facility. Upon the actual demerger, the amount of net debt may be different to the amount shown in the pro-forma statement of net assets above since the actual cash generated by Fiberweb in the period to the date of Demerger will impact the total amount of debt to be allocated to Fiberweb. The net debt to be allocated was agreed upon in consultation with BBA's advisors based upon the forecast level of debt in the combined group at Demerger and with regard to future cash flows, investment plans and Fiberweb's ability to comply with its banking covenant, and to service its debt.

(5) These adjustments reflect further estimated Demerger costs of £17.3 million, and assets and liabilities included within the balance sheet of Fiberweb which will be retained by BBA on Demerger and comprise a £6.0 million provision for various potential tax liabilities which BBA will retain, and a £3.6 million liability relating to the pension scheme liabilities of Fiberweb Canada which are to be settled by BBA.

ACCOUNTANTS' REPORT ON PRO FORMA FINANCIAL INFORMATION

Report on pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules as applied by Listing Rule 13.5.31R)

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of BBA Group plc
20 Balderton Street
London W1K 6TL

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs,

BBA Group plc (the "Company")

We report on the pro forma financial information (the "pro forma financial information") set out in Part 4 of the class 1 circular dated 31 October 2006 (the "Circular"), which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 June 2006. This report is required by Annex II item 7 in Appendix 3 to the Prospectus Rules as applied by Listing Rule 13.5.31R and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company (the "Directors") to prepare the pro forma financial information in accordance with Annex I item 20.2 in Appendix 3 to the Prospectus Rules as applied by Listing Rule 13.5.31R.

It is our responsibility to form an opinion, as required by Annex II item 7 in Appendix 3 to the Prospectus Rules as applied by Listing Rule 13.5.31R, as to the proper compilation of the pro forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents,

considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART 5

RISK FACTORS

This Part 5 addresses certain risks to which the Continuing Group and the Fiberweb Group are exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources of the Continuing Group and/or the Fiberweb Group, as appropriate. Prior to voting on the Demerger, BBA Shareholders should consider these risks carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to BBA, or which BBA currently considers immaterial, may also have an adverse effect on the financial condition or business of the Continuing Group and/or the Fiberweb Group.

SECTION A: GENERAL RISKS

1. Possible volatility of share price

The market price of BBA Shares and/or Fiberweb Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding BBA Shares and/or Fiberweb Shares or securities similar to them or in response to various facts and events, including regulatory changes affecting BBA's and/or Fiberweb's operations, variations in BBA's and/or Fiberweb's operating results and business developments of BBA and/or Fiberweb or their respective competitors. Further, the trading price of BBA Shares and/or Fiberweb Shares may be subject to fluctuations in response to many factors, including those referred to in this Part 5 as well as variations in operating results of BBA and/or Fiberweb, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market speculations and fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of such shares, regardless of BBA's and/or Fiberweb's actual performance in its key markets.

2. Environmental and health and safety laws and regulations

BBA and Fiberweb operate global manufacturing facilities, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the storage and handling of hazardous substances and waste materials. These laws and regulations are becoming increasingly stringent. It is BBA's and Fiberweb's policy to comply with all relevant laws and regulations. BBA and Fiberweb actively manage this risk through regular compliance and performance improvement assessments and the engagement of competent health, safety and environmental coordinators at each of their sites. However, violations of applicable law and regulations, in particular provisions of environmental and health and safety laws, could result in restrictions on the operations of BBA's and/or Fiberweb's facilities, damages, fines or other sanctions, increased costs of compliance as well as damage to reputation.

3. Dependence on key personnel

There are a small number of directors and key employees whose departure from BBA and/or Fiberweb could, in the short term, adversely affect BBA and/or Fiberweb. Whilst both companies have entered into agreements with each of these relevant individuals, the retention of their services cannot be guaranteed. Equally, the ability of either company to attract new employees with the appropriate expertise and skills cannot be guaranteed.

SECTION B: RISKS ASSOCIATED WITH THE CONTINUING GROUP

1. Political, security and regulatory risks

Terrorist attacks and threats of attack together with recent international conflicts have impacted regional and international air travel. There can be no absolute assurance that BBA will avoid adverse consequences of any future attacks or threats, notwithstanding the preventative measures undertaken by the Continuing Group, airport authorities or other government agencies.

The Continuing Group may be affected by increased costs incurred to contend with this risk, including voluntary or mandatory security measures. These circumstances may also affect the financial performance

of the business due to reduced passenger traffic and a corresponding reduction in the demand for ground handling, fueling, de-icing, passenger services and overhaul of engines. Furthermore, actual or perceived risk may result in increases in insurance costs to certain members of the Continuing Group.

2. Composition of the Continuing Group

The BBA Group is currently comprised of two divisions being materials technology and aviation. The materials technology division consists of Fiberweb and the aviation division consists of flight support and aftermarket services and systems. Fiberweb and aviation operate in different market segments for which, notwithstanding global economic factors, the financial performance and prospects are impacted by different and unrelated factors. If the Demerger is approved by BBA Shareholders, the business of the Continuing Group will comprise substantially of aviation businesses. The performance and prospects of the Continuing Group will, therefore, be largely dependent upon the aviation division and any diversification which BBA has historically benefited from will be reduced. However, BBA's strategy remains that of focusing on growth in the aviation market through expanding its geographic presence, services and products.

3. Competitive industry

The Continuing Group may face significant competition including competition from global competitors which have large capital resources in the provision of similar services to those provided by the Continuing Group. Competition in the industry is based upon: range and quality of services and products offered; geographical reach; reputation; and client relationships. However, the Directors believe that in view of the range of services, geographical spread and strategic focus of the Continuing Group, it can continue to compete effectively with other competitors in the market.

4. Hazardous materials

From time to time the Continuing Group's business has involved and may in the future involve the use of materials hazardous to human health. This may lead to future claims against the Continuing Group by, for example, employees (or ex-employees) or customers who have been exposed to the hazardous material. The BBA Group believes that this risk arises mainly out of potential claims against sold or discontinued BBA Group companies. Although the Continuing Group regularly monitors claims activity and does not regard any potential claims as material to the Continuing Group, there can be no assurance that future legislative or other developments will not have a material adverse effect on the Continuing Group's results of operations in a given period.

5. Warranties and liabilities

The Continuing Group has in the past disposed of a variety of business interests and may, in the future, face legal proceedings in the event that the purchasers of such businesses believe the BBA Group has breached any representations or warranties given or other contractual obligations undertaken in relation to such disposals. At present, the Directors are not aware of any material action of this nature threatened or pending, and have no reason to reasonably believe that any such action shall be forthcoming. The Continuing Group has provisions which it believes will cover such potential liabilities.

6. Economic and market conditions

The Continuing Group's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside the Continuing Group's control. These factors include general economic conditions, conditions specific to the market, trends in sales, capital expenditure, energy costs, transportation costs, rent costs and economic and political activities (including the extent of any governmental regulation and taxation).

7. Exchange rate fluctuations

The Continuing Group has significant operations in North America, Europe and Asia. It therefore conducts a significant proportion of its business overseas in currencies other than sterling. Consequently, its financial performance in sterling terms is subject to the effects of fluctuations in foreign exchange rates, in particular the rate of exchange between US dollar and sterling.

8. Operational risks and systems

Operational risks are present in the Continuing Group's business. These risks include the risk of failed internal and external processes and systems (including information technology systems), human error and external events such as changes in credit terms offered by suppliers. Such events could have an impact on the result of the Continuing Group's operations during the affected period. The Continuing Group actively assesses these risks through ongoing processes embedded in the Continuing Group's business which identifies, evaluates and manages the risks faced by the Continuing Group.

SECTION C: RISKS ASSOCIATED WITH FIBERWEB

1. Raw material costs

Raw materials represent the single most important input for Fiberweb's production, representing approximately 50% of sales. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester. The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand. Fiberweb's business has been affected by significant increases in raw material prices over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on Fiberweb's margins. The price of oil is a key driver of polypropylene prices and, like the price of oil, the price of polypropylene has been impacted by additional factors which have had a significant impact on its pricing including geopolitical factors, regional shifts in demand and supply and natural disasters. Whilst Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag there is still a material exposure to movements in raw material prices. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on Fiberweb's results and financial condition.

2. Customer dependency

Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products. This is particularly the case for P&G which, through a large number of different contracts and purchasing arrangements of varying duration, accounted for approximately one-third of sales in 2005. Naturally, Fiberweb's customers periodically put their supply requirement out to tender. Currently, a collection of contracts with one customer, representing approximately 10% of Fiberweb's revenues are under negotiation as part of a larger tender exercise. The result of that exercise may be that Fiberweb increases its share of that customer's business, although conversely that share may decrease or business be lost. The Directors believe Fiberweb has appropriate procedures in place to monitor this risk and, historically, has been generally successful in agreeing new contracts with key customers or extending existing contracts.

3. Relationship with P&G

The Fiberweb Group has entered into a large number of different contracts and purchasing arrangements with P&G (the "P&G Contracts"). A number of the P&G Contracts contain change of control clauses which gives P&G the right to reduce purchases under the P&G Contracts or even terminate the P&G Contracts in the event of a change in control of the Fiberweb Group company which is a party to the relevant P&G Contract. The pre-Demerger reorganisation involves the subsidiaries which carry on the Fiberweb Nonwovens Business being transferred to intermediate holding companies which are directly or indirectly wholly-owned by Fiberweb. This pre-Demerger reorganisation or the Demerger itself may give P&G the option to exercise its rights in relation to the change of control clauses in the P&G Contracts. While Fiberweb has received an acknowledgement from P&G that they intend to work cooperatively with Fiberweb through the Demerger process, there can be no assurance that P&G will not exercise in full or in part its rights in relation to the change of control clauses in the P&G Contracts. Moreover, while the Directors believe that there are currently no other material issues affecting Fiberweb's relationship with P&G, there can be no assurance that P&G will not reconsider Fiberweb's position as one of its suppliers in the future. A deterioration in Fiberweb's relationship with P&G could threaten approximately one-third of Fiberweb's current business over the medium term.

4. Restructuring, rationalisation and investment

Fiberweb has undertaken and will continue to undertake a programme of restructuring and rationalisation at its manufacturing sites in order to achieve its future objectives successfully. This includes the potential closure of certain sites, the relocation of manufacturing lines from their historical locations to existing Fiberweb sites and the introduction of new manufacturing lines. In particular, in light of current market conditions Fiberweb is actively reviewing its options in relation to its manufacturing site at Griswoldville in the US and has approved a restructuring plan for Terram in the UK. Furthermore, single line sites in Fiberweb's North American hygiene business may not continue to be competitive in the medium term given their lack of scale, and therefore further site rationalisation might be necessary in the medium-term with possible associated restructuring costs. There are risks inherent in closing, transferring and in starting-up manufacturing lines. However, Fiberweb already uses comparable technology to that which it intends to use in most new lines which are currently planned, which may minimise the risk associated with starting-up a new line.

5. Economic, market and trading conditions

Fiberweb's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. A negative change in economic conditions in Fiberweb's customer markets (including, for example, a downturn in the US housing market or a deterioration in consumer confidence) could adversely impact Fiberweb's business. In addition, significant increases in energy costs, the cost of transport and distribution and employment costs in the locations that Fiberweb's manufacturing sites are based could adversely impact the profitability of Fiberweb. Furthermore, Fiberweb also operates from sites based in Asia and Latin America which may be affected by political conditions in such regions.

Recent trading conditions for Fiberweb have been particularly difficult with continuing high raw material and energy costs coupled with significant over-capacity in certain markets (particularly wipes) which is contributing to price pressure. While Fiberweb's housewrap business has continued to grow, the housewrap market in the US is now showing some signs of weakness. Trading conditions at Fiberweb remain particularly challenging and this may have an impact on Fiberweb's future profitability.

6. Changes in technology

Technological development, especially production technology, is a key driver of growth and of profitability in the nonwovens market and Fiberweb's growth is dependent on, amongst other things, its ability to renew its pipeline of new products and processes and to bring those products and processes to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; secure adequate intellectual property protection; or gain market acceptance of the new products and processes. Fiberweb's competitors may also develop new products and processes which may prevent Fiberweb from developing or using that particular product or process. Although Fiberweb operates a worldwide research and development group with state-of-the-art equipment which has generated a number of new products and processes, failure to continually invest to develop a steady stream of successful new products and processes could increase Fiberweb's cost base and result in reduced competitiveness.

7. Competition

Fiberweb faces competition from global competitors which provide similar products to those offered by Fiberweb. Competition in the industry is based upon: range and quality of products offered; the ability to deliver new products; geographical reach; reputation; price; and client relationships. Specifically, the hygiene market is characterised by large customers and some production over-capacity. In particular, competition in the wipes market has been particularly difficult with significant over-capacity and a loss of market share to private labels leading to decreased profitability. While these risks have not changed in nature over recent periods, prices and demand in Fiberweb's market could be negatively affected if supply increases significantly or if important customers reduce demand or request significantly reduced prices. In response to a changing competitive environment, Fiberweb may elect from time to time to make certain pricing, service or marketing decisions that could have an adverse effect on its sales, results of operations and financial condition.

8. Price reductions

In Fiberweb's hygiene division, customers are demanding price reductions to offset raw material price increases. Fiberweb has responded to this pressure by reducing the raw material content in its hygiene products, resulting in products with lower basis weights. Developing and producing products with lower basis weights is important for Fiberweb to be able to respond to its customers' demands for price reductions. However, outdated production technology has meant that Fiberweb is unable to produce products with lower basis weights on certain of its lines, although much of this outdated capacity has now been closed. If Fiberweb is unable to meet its customers' demands for products with lower basis weights to meet their price expectations, this could lead to reduced sales and profitability.

9. Intellectual property

Fiberweb's success depends, in part, on its ability to protect current and future products and processes through securing, enforcing and defending its intellectual property rights. Fiberweb relies on a combination of trade marks, copyright, trade secrets, patents and contractual restrictions to establish and protect proprietary rights in its products and processes. There can be no assurance that these proprietary rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of Fiberweb's intellectual property rights by third parties which could harm Fiberweb. There can be no guarantees that patents will be granted with respect to patent applications for existing or new products or processes. Fiberweb may also be required to defend itself against claims of patent infringement or infringement of proprietary rights of third parties or to take action to protect its own proprietary rights. An adverse or uncertain outcome of any dispute with respect to material patents or other material proprietary rights may adversely affect Fiberweb's competitive position or interrupt or adversely affect Fiberweb's ability to carry on its business.

10. Acquisitions

A portion of Fiberweb's historic growth and development has been achieved through the acquisition of businesses. Whilst Fiberweb has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Fiberweb will be able to complete and integrate successfully suitable acquisitions in the future.

11. Disruption to systems and production facilities

Business disruption risks are present in Fiberweb's business. Disruption may be caused by operational and systems risks which include the risk of failed internal and external processes and systems (including information technology systems), human error and external events such as utility failures or natural disasters impacting the supply of raw materials. Fiberweb would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities, or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire or other material business disruption and such events could have an impact on the result of Fiberweb's operations during the affected period. At the beginning of August 2006, Fiberweb's Old Hickory site in Tennessee suffered from an external power supply failure which had an impact on trading and operating profit. However, Fiberweb actively assesses these risks through ongoing processes embedded in its business which seek to identify, evaluate and manage the risks faced by Fiberweb.

12. Tax free status of US reorganisation

As part of the Demerger process, there will be a pre-Demerger reorganisation of the worldwide Fiberweb Nonwovens Business whereby the BBA subsidiaries which carry on the Fiberweb Nonwovens Business will be transferred to intermediate holding companies directly or indirectly wholly-owned by Fiberweb. Part of this reorganisation involves certain US steps which have been structured in such a way to enable the US element of the reorganisation to proceed on a US tax-free basis under Section 355 of the Internal Revenue Code. Under Section 355 of the Internal Revenue Code, certain actions taken by either the Continuing Group or the Fiberweb Group could cause the US element of the reorganisation to no longer be US tax free, in whole or in part. Such actions could include, but are not limited to a sale of all or part of the Continuing Group or the Fiberweb Group within two years of the Demerger. Should such an event occur, BBA would be primarily liable to pay such tax liability, although pursuant to the terms of the Demerger Agreement, Fiberweb is contractually obliged to indemnify BBA in respect of any such liability where actions taken by or in relation to the Fiberweb Group give rise to the tax liability (subject to customary

exceptions and limitations). In the case of an acquisition of all of the Fiberweb Shares, the Fiberweb Board has been advised that, under current US tax legislation, such a US tax liability is only likely to arise if the acquirer was a group which had previously conducted negotiations in which substantial terms were discussed in relation to an acquisition of either BBA or the Fiberweb Nonwovens Business.

13. Exchange rate fluctuations

Fiberweb may be adversely affected by fluctuations in exchange rates. The consolidated results of Fiberweb's operations are accounted for in sterling but the majority of Fiberweb's sales are made and income is earned in US Dollars and Euro and, to a limited extent, in other currencies. Although there is little transaction risk relative to overall sales or profits because, generally, raw materials are purchased and products are produced and sold on a regional basis, movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Fiberweb's reported results of operations from year to year.

14. Interest rate fluctuations

A substantial part of Fiberweb's borrowing costs are subject to fluctuations in the level of interest rates which could materially adversely affect Fiberweb's business, financial condition and/or operating results. Further details of Fiberweb's banking facilities are set out in paragraph 9.2.1 of Part 7 (Additional information).

15. Joint ventures

Fiberweb conducts some of its manufacturing business with strategic joint venture partners. The success of joint ventures is, in part, dependent upon the maintenance of a good working relationship between the relevant joint venture partners. Furthermore, there are a number of further costs and difficulties in managing joint venture operations which can impact on the success of the joint venture. If Fiberweb experiences difficulties with its joint venture partners, Fiberweb may have to sell its interest in the joint venture or even terminate the arrangement.

16. Changes in legislation and fiscal and regulatory policies

Fiberweb's operations are subject to risk of changes in legislation, taxation and regulation. Changes in legislation, taxation and regulation could have an adverse effect on the results of operations of the affected Fiberweb Group companies.

17. No prior public market for Fiberweb Shares

Prior to the Demerger, there will have been no public trading market for Fiberweb Shares. Although BBA is listed and Fiberweb will apply for Admission, the Directors can give no assurance that an active trading market for the Fiberweb Shares will develop or, if it develops, will be sustained. If an active trading market does not develop or is not maintained, the liquidity and trading price of the Fiberweb Shares could be adversely affected and investors may have difficulties selling their Fiberweb Shares.

18. Fiberweb's US shareholders may not be able to exercise pre-emptive rights

If the share capital of Fiberweb is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by shareholders' resolution. If Fiberweb allots Fiberweb Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of Fiberweb shares outside the UK may not be able to exercise their pre-emptive rights for Fiberweb Shares unless it decides to comply with applicable local laws and regulations. In particular, US Holders would not be able to exercise their pre-emptive rights to the new Fiberweb Shares unless an effective registration statement was placed or an exemption from the registration requirements of the US Securities Act of 1933, as amended, was available. There can be no assurance that Fiberweb will file any such registration statement, or that an exemption to the registration requirements of the US Securities Act 1933, as amended, will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

Rights afforded to shareholders in English companies are governed by English law under a company's memorandum and articles of association differ in certain respects from the rights of shareholders in typical US corporation. In particular, English law significantly limits the circumstances under which shareholders

of English companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of wrong acts committed against it. Neither an individual shareholder nor any group of any shareholders has any right of action such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

19. Shareholder approval

Completion of the Demerger is subject to the satisfaction of a number of conditions, including the approval of BBA Shareholders at the EGM. If these conditions are not satisfied, the Demerger will not be completed.

PART 6

EMPLOYEE SHARE PLANS

SECTION A:

SUMMARY OF THE PRINCIPAL FEATURES OF THE NEW BBA EMPLOYEE SHARE PLANS

1. Provisions which are common to all of the New BBA Employee Share Plans

1.1 Plan limits

The New BBA Employee Share Plans will be subject to the following limits:

(i) on any date, the aggregate nominal amount of BBA Shares that may be allocated under the plans may not, when added to the nominal amount of BBA Shares allocated in the previous 10 years under all employee share schemes of the BBA Group, exceed 10% of the then issued ordinary share capital of BBA; and

(ii) on any date, the aggregate nominal amount of BBA Shares that may be allocated under the plans may not, when added to the nominal amount of BBA Shares allocated in the previous 10 years under those plans and any other employee share scheme of the BBA Group established for the benefit of selected employees, exceed 5% of the then issued ordinary share capital of BBA.

For these purposes, BBA Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of BBA Shares which are acquired by purchase in the market (rather than by subscription or from treasury). No account is taken of BBA Shares which an employee purchases at market value using his own funds.

No options or awards may be granted under any of the New BBA Employee Share Plans after 15 November 2016.

1.2 Listing

Application will be made for admission to the Official List of BBA Shares issued under the New BBA Employee Share Plans and for permission to trade in those BBA Shares. BBA Shares issued under the plans will rank equally in all respects with existing BBA Shares except for rights attaching to BBA Shares by reference to a record date prior to the date of allotment. BBA will at all times keep available sufficient authorised and unissued share capital to satisfy those outstanding options which are to be satisfied by newly issued BBA Shares.

1.3 Variation of capital

In the event of a variation in the share capital of BBA or in such other circumstances as the BBA Remuneration Committee considers appropriate, it may adjust options and awards in such manner as it determines to be appropriate.

1.4 Benefits non-pensionable

Benefits under the New BBA Employee Share Plans will not form part of a participant's remuneration for pension purposes.

1.5 Amendments

The BBA Remuneration Committee may make amendments to the New BBA Employee Share Plans to take account of changes to any applicable legislation. The committee may also make amendments to the plans and to any option or award to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Continuing Group including, if appropriate, setting up separate sub-plans.

Except as described above or for amendments designed to ease the administration of the New BBA Employee Share Plans, to obtain or retain (where appropriate) approval of the plans under the ITEPA or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options

or awards, the adjustment of options or awards or the power of amendment without the prior approval of BBA in general meeting.

2. The BBA 2006 Deferred Bonus Plan ("BDBP")

2.1 Administration

The BDBP will be administered by the BBA Remuneration Committee.

2.2 Eligibility

Participants in the BDBP will be selected by the BBA Remuneration Committee. Participants will be limited to employees (including executive directors) of the Continuing Group.

2.3 Participation

The BDBP will be operated in conjunction with BBA's discretionary annual bonus scheme. The bonuses payable under the scheme are subject to the achievement of performance measures set from year to year. Performance measures are related to the achievement of corporate or business unit objectives and personal objectives. The BBA Remuneration Committee may make participation in the BDBP compulsory and/or voluntary.

Participation in the BDBP may either be on a pre-tax or a post-tax basis. On a pre-tax basis, some or all of the eligible employee's annual bonus will be paid in the form of an award (a "Deferred Award") over BBA Shares. On a post-tax basis, the eligible employee will apply some or all of his bonus (net of tax and other withholdings) in buying BBA Shares ("Purchased Shares") which will, in normal circumstances, be retained for three years. The BBA Remuneration Committee may allow an employee to buy Purchased Shares on behalf of his spouse or civil partner or a trust of which he, his spouse or civil partner or children are beneficiaries.

Where participation in the BDBP is on a pre-tax basis, the Deferred Award will be over such number of BBA Shares as could have been purchased had the relevant part of the participant's bonus (before tax) been used to acquire Purchased Shares.

Participants in the BDBP will be granted an award (a "Matching Award") over such number of BBA Shares as (subject to the limits in 2.6 below) the BBA Remuneration Committee may decide.

2.4 Awards

Awards (Deferred or Matching) may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire BBA Shares;

(ii) a restricted award under which the BBA Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of BBA Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by BBA but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new BBA Shares, the transfer of BBA Shares held in treasury or the purchase of BBA Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

2.5 Timing

Awards may be granted at any time and from time to time.

2.6 Individual limit

The maximum number of BBA Shares in respect of which a participant may be granted a Matching Award will be limited to the number of BBA Shares over which he is being granted a Deferred Award at the same time or over which he would have been granted a Deferred Award had he not participated by buying Purchased Shares.

Each award (to the extent that, in the case of a Matching Award, it vests according to the performance targets) may be adjusted at the discretion of the BBA Remuneration Committee to reflect the dividends paid on the vested BBA Shares during the period starting either with the date of grant or, if the BBA Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the committee may decide, either by paying an amount equal to the dividends (and associated tax credits) paid on the vested BBA Shares or by delivering BBA Shares with an equivalent value or by assuming that the dividends (and the associated tax credits) have been reinvested in purchasing additional BBA Shares on each dividend payment date.

2.7 Performance targets

Matching Awards will be subject to one or more performance targets which, save where the rules of the BDBP provide otherwise or in circumstances determined by the BBA Remuneration Committee to be exceptional, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The BBA Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the committee, materially easier or more difficult to satisfy than it was when the award was granted.

2.8 Initial operation of the BDBP

In relation to the initial operation of the BDBP, the BBA Remuneration Committee intends that executive directors of BBA will be required to defer 25%, and invited to defer a further 25%, of their bonus in exchange for a Deferred Award (or alternatively to have those amounts, net of tax and other withholdings, used to buy Purchased Shares). The Matching Awards will be subject to a performance target that will measure BBA's total shareholder return against a select comparator group which has been chosen for the similarity of its business scope and size to the continuing BBA business (i.e. FTSE 350 companies in the industrial transportation, travel and leisure, and aerospace and defence sectors).

A Matching Award will not vest for below median performance. 25% of the Matching Award will vest for performance at median, and maximum vesting will occur for performance at or above upper quartile. Vesting will be on a straight-line basis between median and upper quartile performance.

2.9 Vesting of awards

A participant's Matching Award will vest, if at all, in accordance with the terms of the performance target. In the case of a conditional award without an exercise period, the vested shares will be released to the participant automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the BBA Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the BBA Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later, the date of exercise. At the option of the BBA Remuneration Committee, some or all of that bonus may be satisfied by the transfer of BBA Shares of an equivalent value.

A participant will become entitled to the BBA Shares subject to his Deferred Award on the release date of the related Matching Award. The Deferred Award is not subject to a performance target as it represents the bonus which the participant has already earned.

A participant's Purchased Shares will cease to be subject to restrictions on the release date of the related Matching Award of the related Matching Award whether or not that Matching Award vests.

If a participant does not retain his Purchased Shares until the release date or exercises his Deferred Award before the release date, his Matching Award will lapse unless and to the extent that the BBA Remuneration Committee decides otherwise.

2.10 Termination of employment

The following rules will apply to a participant's Matching Award if he ceases to be employed within the Continuing Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the BBA Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if the participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the BBA Remuneration Committee may decide) either over the normal period or over a shorter period. The committee will also decide whether the number of BBA Shares subject to the award will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant. Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the BBA Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability, redundancy or retirement at or after normal retirement age, the transfer outside the Continuing Group of the company or business in which the participant works and such other reasons as the BBA Remuneration Committee may decide;

(iii) if a participant dies, the BBA Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse.

A Deferred Award will vest, and Purchased Shares will cease to be subject to restrictions, when the related Matching Award vests or lapses.

The BBA Remuneration Committee may decide to treat as a member of the Continuing Group for these purposes any company of which BBA, directly or indirectly, beneficially owns at least 20% of the equity share capital.

2.11 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of BBA before the release date, the performance target will be measured over the shorter period ending with the date of the relevant event (or such other convenient date as the BBA Remuneration Committee may decide). If the committee so decides, the number of BBA Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant.

In these circumstances, the participant will become entitled to the shares subject to his Deferred Award and his Purchased Shares will cease to be subject to restrictions.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in BBA immediately before the change of control, the BBA Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

3. The BBA 2006 Long-Term Incentive Plan ("BLTIP")

3.1 Administration

The BLTIP will be administered by the BBA Remuneration Committee.

3.2 Eligibility

Participants in the BLTIP will be selected by the BBA Remuneration Committee. Participants will be limited to employees (including executive directors) of the Continuing Group.

3.3 Awards

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire BBA Shares;

(ii) a restricted award under which the BBA Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of BBA Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by BBA but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new BBA Shares, the transfer of BBA Shares held in treasury or the purchase of BBA Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

3.4 Timing

Awards may be granted at any time and from time to time.

3.5 Individual limit

The maximum number of BBA Shares over which awards may be granted to an employee in the same financial year of BBA will normally be limited to BBA Shares having a market value not exceeding 100% of his annual pay or, if the BBA Remuneration Committee has determined that the participant will not be granted an option in that year under the BESOP, 200% of his annual pay. For these purposes, the market value of a BBA Share is the arithmetic average of the closing middle-market quotations of a BBA Share, as derived from the Daily Official List of the London Stock Exchange, for up to five dealing days immediately preceding the date of the award.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the BBA Remuneration Committee to reflect the dividends paid on the vested BBA Shares during the period starting either with the date of grant or, if the BBA Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the BBA Remuneration Committee may decide, either by paying an amount equal to the dividends (and associated tax credits) paid on the vested BBA Shares or by delivering BBA Shares with an equivalent value or by assuming that those dividends (and associated tax credits) have been reinvested in purchasing additional BBA Shares on each dividend payment date.

3.6 Performance targets

Awards will be subject to one or more performance targets which, save where the rules of the BLTIP provide otherwise or in circumstances determined by the BBA Remuneration Committee to be exceptional, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The BBA Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the BBA Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

3.7 Initial operation of the BLTIP

No long-term incentive awards have yet been made to BBA employees in the 2006 financial year, due to the ongoing Demerger process. It is therefore proposed to make awards under the BLTIP to selected BBA employees post-Demerger of up to 150% of base salary. These awards will potentially

vest, subject to performance conditions being met, three years after the time at which awards would under normal circumstances have been made (i.e. they may vest shortly after 31 December 2008, at the end of the performance period commencing 1 January 2006). This somewhat shortened vesting period for the initial awards will assist retention and motivation of key employees post-Demerger.

One-half of these initial awards will be subject to a performance target that will measure BBA's total shareholder return ("TSR") against a select comparator group which has been chosen for the similarity of its business scope and size to the continuing BBA business (i.e. FTSE 350 companies in the industrial transportation, travel and leisure, and aerospace and defence sectors).

No part of this part of the award will vest for TSR performance below median. 25% will vest for median TSR performance and 100% will vest at an upper quartile or higher performance. There will be straight line vesting between median and upper quartile performance.

The remaining 50% of the initial award will be subject to an earnings per share ("EPS") target. This part of the award will vest in full if EPS growth over the performance period exceeds the RPI by 7% per annum; one-third will vest if EPS growth equals the RPI plus 3% per annum, with no vesting below that minimum and straightline vesting for performance between 3% and 7%.

3.8 Vesting of awards

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to the participant automatically within 30 days of the release date. Except in relation to the initial awards (see 3.7 above), the release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the BBA Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the BBA Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later, the date of exercise. At the option of the BBA Remuneration Committee, some or all of that bonus may be satisfied by the transfer of BBA Shares of an equivalent value.

3.9 Termination of employment

The following rules will apply if a participant ceases to be employed within the Continuing Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the BBA Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the BBA Remuneration Committee may decide) either over the normal period or over a shorter period. The committee will also decide whether or not the award will be reduced having regard to the time elapsed since the beginning of the performance period or the date of grant. Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the BBA Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability, redundancy, retirement at or after normal retirement age, the transfer outside the Continuing Group of the company or business in which the participant works and such other reasons as the BBA Remuneration Committee may decide;

(iii) if a participant dies, the BBA Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse.

The BBA Remuneration Committee may decide to treat as a member of the Continuing Group for these purposes any company of which BBA, directly or indirectly, beneficially owns at least 20% of the equity share capital.

3.10 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of BBA before the release date, the performance target will be measured over the period to the date of the relevant event (or to such other convenient date as the BBA Remuneration Committee may decide). If the committee so decides, the number of BBA Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in BBA immediately before the change of control, the BBA Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

4. The BBA 2006 Executive Share Option Plan (the "BESOP")

4.1 Administration

The BESOP will be administered by the BBA Remuneration Committee.

4.2 The sub-plans

The BESOP is divided into a number of sub-plans as follows:

(i) a share option plan which has been designed to qualify for approval under the ITEPA;

(ii) a share option plan which is not so designed and which therefore allows options to be granted above the limit required by the ITEPA;

(iii) a share option plan which has been designed to permit the grant of tax-favoured options in the USA; and

(iv) a share appreciation rights plan under which participants are entitled to a cash payment calculated by reference to the value of BBA Shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The BBA Remuneration Committee may set up further sub-plans, including ones for employees working overseas.

4.3 Eligibility

Participants in the BESOP will be selected by the BBA Remuneration Committee. Participants will be limited to employees (including executive directors) of the Continuing Group.

4.4 Options

Options will entitle the holder to acquire BBA Shares. Options may be satisfied by the issue of new BBA Shares, the transfer of BBA Shares held in treasury or the purchase of BBA Shares in the market.

Options may be granted either by BBA or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

4.5 Timing

Options may be granted at any time and from time to time. It is not currently intended to grant options under the BESOP in the forthcoming year save to the extent necessary for recruitment, retention or regulatory reasons.

4.6 Exercise price

The exercise price may not be less than an amount equal to the arithmetic average of the closing middle-market quotations of a BBA Share, as derived from the Daily Official List of the London Stock Exchange, for up to five dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

4.7 Individual limit

The maximum number of BBA Shares over which options may be granted to an employee in the same financial year of BBA will normally be limited so that the aggregate cost of exercise does not exceed 300% of his annual pay or, if the BBA Remuneration Committee has determined that the participant will not be granted an award under the BLTIP in that year, 400% of his annual pay.

4.8 Performance targets

Options will be subject to one or more performance targets which, save where the rules of the BESOP provide otherwise or in circumstances determined by the BBA Remuneration Committee to be exceptional, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing. The targets will be set taking account of factors such as the economic/market outlook, business plan and investor expectations.

The BBA Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the BBA Remuneration Committee, materially easier or more difficult to satisfy than it was when the option was granted.

4.9 Exercise of options

Options will normally be exercisable in whole or in part during such period as the BBA Remuneration Committee may have determined at the date of grant. Such period may not start earlier than the third anniversary of, nor end later than the tenth anniversary of, the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance target has been met).

4.10 Termination of employment

The following rules will apply if a participant ceases to be employed within the Continuing Group:

(i) if a participant ceases to be employed within the BBA Group for any reason (except one justifying summary dismissal), he may exercise any vested option, if at all, in the 12 months (or within such shorter period as the BBA Remuneration Committee may decide) following the later of the date on which his employment ends and the third anniversary of grant;

(ii) if a participant leaves for a permitted reason holding an unvested option, the performance target will be measured (as the BBA Remuneration Committee will decide) either over the normal period or over a shorter period. The BBA Remuneration Committee will also decide whether or not the option will be reduced having regard to the time elapsed since the beginning of the performance period or the date of grant. A permitted reason is ill-health, injury, disability, redundancy or retirement at or after normal retirement age, the transfer outside the Continuing Group of the company or business in which the participant works and such other reasons as the BBA Remuneration Committee may decide. Where an option becomes exercisable in these circumstances, it may be exercised within such period as the BBA Remuneration Committee may decide. That period may not exceed 12 months following the date on which the option vests (in any case where the performance period is shortened) and the third anniversary of grant (in any other case);

(iii) if a participant dies, the BBA Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any other reason other than a permitted reason holding an unvested option, his option will lapse.

The BBA Remuneration Committee may decide to treat as a member of the BBA Group for these purposes any company of which BBA, directly or indirectly, beneficially owns at least 20% of the equity share capital.

4.11 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of BBA before the start of the exercise period, the performance target will be measured over the period to the date of the relevant event (or such other convenient date as the BBA Remuneration Committee may decide). If the committee so decides, the number of BBA Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in BBA immediately before the change of control, the BBA Remuneration Committee may decide that unvested options may not be exercised.

5. The employee trust

The New BBA Employee Share Plans may be operated in conjunction with one or more employee benefit trusts. Each such trust will be a general discretionary trust whose beneficiaries will include employees of the Continuing Group and their dependants.

The principal purpose of a trust will be to encourage and facilitate the holding of BBA Shares for the benefit of employees of the Continuing Group. This will be achieved by the trust acquiring BBA Shares and distributing them in accordance with the employee share schemes of the Continuing Group.

A trust may acquire BBA Shares by purchase or, subject to the limits mentioned above, by subscription at a price not less that the nominal value of a BBA Share. The funds for the acquisition of BBA Shares may be provided by loans and/or contributions by BBA and other members of the Continuing Group. Alternatively, funds may be obtained from third party sources and guaranteed by BBA and/or Continuing Group companies.

No BBA Shares will be acquired by a trust if to do so would cause the trust or trusts to control more than 5% of the issued ordinary shares capital of BBA. For this purpose, any BBA Shares which a trust holds as a nominee for another person shall be ignored.

SECTION B:

SUMMARY OF THE PRINCIPAL FEATURES OF THE FIBERWEB EMPLOYEE SHARE PLANS

1. Provisions which are common to the all of the Fiberweb Employee Share Plans

1.1 Plan limits

The Fiberweb Employee Share Plans will be subject to the following limits:

(i) on any date, the aggregate nominal amount of Fiberweb Shares that may be allocated under the plans may not, when added to the nominal amount of Fiberweb Shares allocated in the previous 10 years under all employee share schemes of the Fiberweb Group, exceed 10% of the then issued ordinary share capital of Fiberweb; and

(ii) on any date, the aggregate nominal amount of Fiberweb Shares that may be allocated under the plans (other than the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme) may not, when added to the nominal amount of Fiberweb Shares allocated in the previous 10 years under those plans and any other employee share scheme of the Fiberweb

Group established for the benefit of selected employees, exceed 5% of the then issued ordinary share capital of Fiberweb.

For these purposes, Fiberweb Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of Fiberweb Shares which are acquired by purchase in the market (rather than by subscription or from treasury). No account is taken of Fiberweb Shares which an employee purchases at market value using his own funds.

No options or awards may be granted under any of the Fiberweb Employee Share Plans (other than the Fiberweb Savings-Related Share Option Scheme and the Fiberweb Share Incentive Plan) after 15 November 2016.

1.2 Listing

Application will be made for admission to the Official List of Fiberweb Shares issued under the Fiberweb Employee Share Plans and for permission to trade in those Fiberweb Shares. Fiberweb Shares issued under the plans will rank equally in all respects with existing Fiberweb Shares except for rights attaching to Fiberweb Shares by reference to a record date prior to the date of allotment. Fiberweb will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe Fiberweb Shares.

1.3 Variation of capital

In the event of a variation in the share capital of Fiberweb or in such other circumstances as the Fiberweb Board or, as the case may be, the Fiberweb Remuneration Committee considers appropriate, it may adjust options and awards in such manner as it determines to be appropriate.

1.4 Benefits non-pensionable

Benefits under the Fiberweb Employee Share Plans will not form part of a participant's remuneration for pension purposes.

1.5 Amendments

The Fiberweb Board or, as the case may be, the Fiberweb Remuneration Committee may make amendments to the Fiberweb Employee Share Plans to take account of changes to any applicable legislation. The Fiberweb Board, or as the case may be, the Fiberweb Remuneration Committee may also make amendments to the plans and to any option or award to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Fiberweb Group including, if appropriate, setting up separate sub-plans.

Except as described above or for amendments designed to ease the administration of the Fiberweb Employee Share Plans, to obtain or retain (where appropriate) approval of the plans under the ITEPA or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options or awards, the adjustment of options or awards or the power of amendment without the prior approval of Fiberweb in general meeting.

2. The Fiberweb Deferred Share Matching Plan (the "Share Matching Plan")

2.1 Administration

The Share Matching Plan will be administered by the Fiberweb Remuneration Committee.

2.2 The sub-plans

The Share Matching Plan is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

2.3 Eligibility

Participants in the Share Matching Plan will be selected by the Fiberweb Remuneration Committee. Participants will be limited to employees (including executive directors) of the Fiberweb Group.

2.4 Participation

The Share Matching Plan will be operated in conjunction with Fiberweb's annual bonus scheme. The bonuses payable under the scheme are subject to the achievement of performance measures set from year to year. Performance measures are normally related to the achievement of corporate or business unit objectives but may in addition be related to personal objectives as well.

Eligible employees will be invited to apply part of their bonus in buying Fiberweb Shares. The maximum that may be invested each year will be determined by the Fiberweb Remuneration Committee but it may not exceed 50% of the employee's bonus (net of tax and other withholdings).

If the employee agrees to hold these Fiberweb Shares (the "Deposited Shares") for a period of three years, he will be granted an award over additional Fiberweb Shares. The Fiberweb Remuneration Committee may allow an employee to buy the Deposited Shares on behalf of his spouse or civil partner or a trust of which he, his spouse or civil partner or children are beneficiaries.

2.5 Awards

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Fiberweb Shares;

(ii) a restricted award under which the Fiberweb Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Fiberweb Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by Fiberweb but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Fiberweb Shares, the transfer of Fiberweb Shares held in treasury or the purchase of Fiberweb Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

2.6 Timing

Awards may be granted in the six weeks following the announcement of the results of Fiberweb for any period and at other times when the Fiberweb Remuneration Committee considers that exceptional circumstances exist.

2.7 Individual limit

Each award will be over such number of Fiberweb Shares as has a market value equal to the gross bonus used to buy the Deposited Shares. For these purposes, the market value of a Fiberweb Share is the arithmetic average of the closing middle-market quotations of a Fiberweb Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Fiberweb Remuneration Committee to reflect the dividends paid on the vested Fiberweb Shares during the period starting either with the date of grant or, if the Fiberweb Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the committee may decide, either by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Fiberweb Shares or by assuming that the dividends (and the associated tax credits) have been reinvested in purchasing additional Fiberweb Shares on each dividend payment date.

2.8 Performance targets

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Fiberweb Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the committee, materially easier or more difficult to satisfy than it was when the award was granted.

2.9 Initial operation of the Share Matching Plan

It is currently intended that up to 100 senior executives will be invited to apply up to 50% of their net bonus for the year ended 31 December 2006 in buying Fiberweb Shares in return for which they will be granted an award over shares with a market value (determined as mentioned above) equal to the gross bonus. It is currently intended that the award will be subject to a performance target based on return on invested capital measured over the three financial years ending 31 December 2009; the exact target will be disclosed to shareholders prior to the grant of the awards.

2.10 Vesting of awards

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to him automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Fiberweb Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Fiberweb Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later, the date of exercise. At the option of the Fiberweb Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Fiberweb Shares of an equivalent value.

If a participant does not retain his Deposited Shares until the release date of the related award, the award will lapse unless and to the extent that the Fiberweb Remuneration Committee decides otherwise. A participant's Deposited Shares will cease to be subject to restrictions on the release date whether or not the related award vests.

2.11 Termination of employment

The following rules will apply if a participant ceases to be employed within the Fiberweb Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Fiberweb Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Fiberweb Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Fiberweb Remuneration Committee decides otherwise, the number of shares subject to the award will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Fiberweb Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not

exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Fiberweb Group of the company or business in which the participant works and such other reasons as the Fiberweb Remuneration Committee may decide;

(iii) if a participant dies, the Fiberweb Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above;

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse; and

(v) a participant's Deposited Shares will cease to be subject to restrictions either when the related award vests or lapses.

The Fiberweb Remuneration Committee may decide to treat as a member of the Fiberweb Group for these purposes any company of which Fiberweb, directly or indirectly, beneficially owns at least 20% of the equity share capital.

2.12 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of Fiberweb before the release date, the performance target will be measured over the shorter period ending with the date of the relevant event (or to such other convenient date as the Fiberweb Remuneration Committee may decide). Unless the committee decides otherwise, the number of Fiberweb Shares that vest will be pro-rated having regard to the time (rounded up to the next half year of the performance period) elapsed since the beginning of the performance period or the date of grant. In these events, the participant's Deposited Shares will cease to be subject to restrictions.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in Fiberweb immediately before the change of control, the Fiberweb Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

3. The Fiberweb Long-Term Incentive Plan (the "LTIP")

3.1 Administration

The LTIP will be administered by the Fiberweb Remuneration Committee.

3.2 The sub-plans

The LTIP is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

3.3 Eligibility

Participants in the LTIP will be selected by the Fiberweb Remuneration Committee. Participants will be limited to employees (including executive directors) of the Fiberweb Group.

3.4 Awards

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Fiberweb Shares;

(ii) a restricted award under which the Fiberweb Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Fiberweb Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by Fiberweb but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Fiberweb Shares, the transfer of Fiberweb Shares held in treasury or the purchase of Fiberweb Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

3.5 Timing

The first grant of awards will be made in the six weeks following Admission. Thereafter, awards may be granted in the six weeks following the announcement of the results of Fiberweb for any period, when or shortly after an individual first becomes eligible to receive an award or is promoted and at other times when the Fiberweb Remuneration Committee considers that exceptional circumstances exist.

3.6 Individual limit

The maximum number of Fiberweb Shares over which awards may be granted to an employee in the same financial year of Fiberweb will normally be limited to Fiberweb Shares having a market value not exceeding 100% of his annual pay; in exceptional circumstances (including the first grant at the time of Admission), the Fiberweb Remuneration Committee may increase this to 200%. For these purposes, the market value of a Fiberweb Share is the arithmetic average of the closing middle-market quotations of a Fiberweb Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Other than in exceptional circumstances, an employee may not receive both an award under the LTIP and an option under the ESOP in the same calendar year.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Fiberweb Remuneration Committee to reflect the dividends paid on the vested Fiberweb Shares during the period starting either with the date of grant or, if the Fiberweb Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the Fiberweb Remuneration Committee may decide, either by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Fiberweb Shares or by assuming that those dividends (and the associated tax credits) have been reinvested in purchasing additional Fiberweb Shares on each dividend payment date.

3.7 Performance targets

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years (or in the case of some of the awards granted at the time of the Demerger, not less than two years). The targets will be measured on one occasion only; there will be no re-testing.

The Fiberweb Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Fiberweb Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

3.8 Initial operation of the LTIP

Following the Demerger it is proposed to make "normal" awards with a value of up to 80% of base salary to certain senior executives (approximately 30 in number). These "normal" awards will vest not less than three years after grant, subject to the achievement of the performance conditions described below.

No long-term incentive awards have been made to BBA (and as a consequence, Fiberweb) executives in the 2006 financial year, due to the ongoing Demerger process. In order to facilitate the transition into the new arrangements and to provide an incentive to deliver strong performance during the critical period immediately post-Demerger, it is proposed to make further one-off "top-up Demerger" awards following the Demerger to the same selected Fiberweb executives who will receive "normal" awards plus an additional group of around 70 senior managers. These "top-up Demerger" awards will have a value equivalent to the "normal" awards granted to the relevant executives, with lower award levels to the additional group of 70. It is proposed that the "top-up Demerger" awards will vest following the announcement of Fiberweb's results for the year ending 31 December 2008 subject to

the performance conditions described below being met (i.e. broadly at the time at which awards made under normal circumstances in 2006 would have vested).

The initial "normal" and "top-up demerger" awards will be subject to both total shareholder return ("TSR") and earnings per share ("EPS") targets. One half of each award will be based on Fiberweb's TSR performance against the constituents of the FTSE SmallCap index (excluding Investment Trusts). The remaining half of each award will be subject to a sliding scale of real EPS growth targets. The performance conditions for the initial "normal" awards will be measured over three-year periods. The performance conditions for the "top-up Demerger" awards will be measured over two-year periods.

More particularly, awards will vest as follows:

Initial "normal" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a three-year performance period commencing on the date of grant*, with full vesting at upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over a three-year performance period of RPI plus 25%, with full vesting for RPI plus 35%**.

* —Fiberweb's "base" TSR will be calculated over the first 30 days post-Demerger.

** —"base year" EPS for these purposes is Fiberweb's adjusted EPS for the financial year ending 31/12/06.

"Top-up Demerger" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a two-year performance period commencing on the date of grant*, with full vesting at the upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over the two-year performance period of RPI plus 30%, with full vesting for RPI plus 50% (thereby reflecting the more pronounced EPS growth that is expected in the first two years post-demerger)**.

* —Fiberweb's "base" TSR will be calculated over the first 30 days post-Demerger.

** —"base year" EPS for these purposes is Fiberweb's adjusted EPS for the financial year ending 31/12/06.

Sliding scale straight-line vesting will occur for performance between the relevant threshold and maximum targets.

The FTSE SmallCap has been chosen for the TSR element of awards in the absence of a sufficient number of listed companies that are direct business competitors to Fiberweb.

3.9 Vesting of awards

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to the participant automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Fiberweb Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Fiberweb Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later the date of exercise. At the option of the Fiberweb Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Fiberweb Shares of an equivalent value.

3.10 Termination of employment

The following rules will apply if a participant ceases to be employed within the Fiberweb Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Fiberweb Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Fiberweb Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Fiberweb Remuneration Committee decides otherwise, the award will be reduced having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year of the performance period in the case of the "top-up Demerger awards". Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Fiberweb Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability, retirement at or after normal retirement age, the transfer outside the Fiberweb Group of the company or business in which the participant works and such other reasons as the Fiberweb Remuneration Committee may decide;

(iii) if a participant dies, the Fiberweb Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse.

The Fiberweb Remuneration Committee may decide to treat as a member of the Fiberweb Group for these purposes any company of which Fiberweb, directly or indirectly, beneficially owns at least 20% of the equity share capital.

3.11 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of Fiberweb before the release date, the performance target will be measured over the period to the date of the relevant event (or to such other convenient date as the Fiberweb Remuneration Committee may decide). Unless the Fiberweb Remuneration Committee decides otherwise, the number of Fiberweb Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be

rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year of the performance period in respect of the "top-up Demerger awards".

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in Fiberweb immediately before the change of control, the Fiberweb Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

4. The Fiberweb Executive Share Option Plan (the "ESOP")

4.1 Administration

The ESOP will be administered by the Fiberweb Remuneration Committee.

4.2 The sub-plans

The ESOP is divided into a number of sub-plans as follows:

(i) a share option plan which has been designed to qualify for approval under the ITEPA;

(ii) a share option plan which is not so designed and which therefore allows options to be granted above the limit required by the ITEPA;

(iii) a share option plan which has been designed to permit the grant of tax-favoured options in the USA;

(iv) a share option plan which has been designed to permit the grant of tax-favoured options in France; and

(v) a share appreciation rights plan under which participants are entitled to a cash payment calculated by reference to the value of Fiberweb Shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The Fiberweb Remuneration Committee may set up further sub-plans, including ones for employees working overseas.

4.3 Eligibility

Participants in the ESOP will be selected by the Fiberweb Remuneration Committee. Participants will be limited to employees (including executive directors) of the Fiberweb Group.

4.4 Options

Options will entitle the holder to acquire Fiberweb Shares. Options may be satisfied by the issue of new Fiberweb Shares, the transfer of Fiberweb Shares held in treasury or the purchase of Fiberweb Shares in the market.

Options may be granted either by Fiberweb or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

4.5 Timing

Options may be granted in the six weeks following the announcement of the results of Fiberweb for any period, when or shortly after an individual first becomes eligible to participate in the ESOP or is promoted and at other times when the Fiberweb Remuneration Committee considers that exceptional circumstances exist.

4.6 Exercise price

The exercise price may not be less than an amount equal to the arithmetic average of the closing middle-market quotations of a Fiberweb Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

4.7 Individual limit

The maximum number of Fiberweb Shares over which options may be granted to an employee in the same financial year of Fiberweb will normally be limited so that the aggregate cost of exercise does not exceed 150% of his annual pay. In exceptional circumstances, the Fiberweb Remuneration Committee may increase this limit to 200%.

Other than in exceptional circumstances, an employee may not receive both an option under the ESOP and an award under the LTIP in the same calendar year.

4.8 Performance targets

Options will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Fiberweb Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Fiberweb Remuneration Committee, materially easier or more difficult to satisfy than it was when the option was granted.

4.9 Exercise of options

Options will normally be exercisable in whole or in part during such period as the Fiberweb Remuneration Committee may have determined at the date of grant. Such period may not start earlier than the third anniversary of, nor end later than the tenth anniversary of, the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance target has been met).

4.10 Termination of employment

The following rules will apply if a participant ceases to be employed within the Fiberweb Group:

(i) if a participant ceases to be employed within the Fiberweb Group for any reason (except one justifying summary dismissal), he may exercise any vested option, if at all, in the 12 months (or within such shorter period as the Fiberweb Remuneration Committee may decide) following the later of the date on which his employment ends and the third anniversary of grant;

(ii) if a participant leaves for a permitted reason holding an unvested option, the performance target will be measured (as the Fiberweb Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Fiberweb Remuneration Committee decides otherwise, the option will be reduced having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Fiberweb Group of the company or business in which the participant works and such other reasons as the Fiberweb Remuneration Committee may decide. Where an option becomes exercisable in these circumstances, it may be exercised within such period as the Fiberweb Remuneration Committee may decide. That period may not exceed 12 months following the date on which the option vests (in any case where the performance period is shortened) and the third anniversary of grant (in any other case);

(iii) if a participant dies, the Fiberweb Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any other reason other than a permitted reason or death holding an unvested option, his option will lapse.

The Fiberweb Remuneration Committee may decide to treat as a member of the Fiberweb Group for these purposes any company of which Fiberweb, directly or indirectly, beneficially owns at least 20% of the equity share capital.

4.11 Change of control

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of Fiberweb before the start of the exercise period, the performance target will be

measured over the period to the date of the relevant event (or such other convenient date as the Fiberweb Remuneration Committee may decide). Unless the Fiberweb Remuneration Committee decides otherwise, the number of Fiberweb Shares that vest will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in Fiberweb immediately before the change of control, the Fiberweb Remuneration Committee may decide that unvested options may not be exercised.

5. The Fiberweb Savings-Related Share Option Scheme (the "SAYE Scheme")

5.1 Administration

The SAYE Scheme will be administered by the Fiberweb Board.

5.2 Eligibility

All UK resident employees (including executive directors working 25 hours or more per week) of Fiberweb, or any subsidiary nominated to join in the SAYE Scheme, who have met the qualifying period of employment (if any) set by the Fiberweb Board will be eligible to participate in any invitation. The qualifying period of employment may not be more than five years of continuous service. The Fiberweb Board has the discretion to invite other employees of the Fiberweb Group to participate.

5.3 Options

Options will entitle the holder to acquire Fiberweb Shares. Options may be satisfied by the issue of new Fiberweb Shares, the transfer of Fiberweb Shares held in treasury or the purchase of Fiberweb Shares in the market.

Options may be granted either by Fiberweb or by the trustees of an employee trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

5.4 Timing

Invitations to apply for options may be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of Fiberweb for any period and at other times when the Fiberweb Board considers that exceptional circumstances exist.

5.5 Exercise price

The exercise price may not be less than an amount equal to 80% of the arithmetic average of the middle-market quotations of a Fiberweb Share, as derived from the Daily Official List of the London Stock Exchange, for such five consecutive dealing days as the Fiberweb Board may select in the thirty day period immediately preceding the date of grant.

5.6 Savings contract

As a condition of the grant of an option, an eligible employee must agree to enter into an HM Treasury approved savings contract with a bank or building society under which the employee agrees to pay monthly contributions over a three- or five-year period and on the maturity of which a tax-free bonus is payable. The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the SAYE Scheme may not exceed such sum as the Fiberweb Board may determine, being not more than the amount from time to time be permitted by the ITEPA (currently £250).

5.7 Individual limit

An option will be over such number of Fiberweb Shares as has an aggregate exercise price that is as nearly as possible equal to, but not in excess of, the amount repayable under the relevant savings contract at its maturity.

5.8 Exercise of options

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date of the related savings contract; this will be the third, fifth or seventh anniversary of the starting date of the savings contract and will depend (where the Fiberweb Board offers a choice) upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or the age at which he is bound to retire in accordance with his terms of employment.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

5.9 Termination of employment

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date of the related savings contract. If a participant ceases to be employed within the Fiberweb Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at age at which the participant is bound to retire in accordance with his terms of employment, the sale outside the Fiberweb Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except misconduct or impropriety on his part. If a participant ceases to be employed for any other reason, his option will lapse.

5.10 Change of control

The exercise of options will also be permitted in the event of a change in control, a scheme of arrangement under section 425 of the Companies Act or a winding up of Fiberweb. In the event of a change in control, participants may surrender their options in return for substitute options over shares in the acquiring company.

6. The Fiberweb Share Incentive Plan (the "SIP")

6.1 Constitution

The SIP will be constituted by a trust deed. The initial trustees have not yet been determined. Trustees who are otherwise eligible to do so will be permitted to participate in the SIP. Save to the extent required by the terms of the trust deed, the SIP will be administered by the Fiberweb Board.

6.2 Operation of the Plan

On any occasion on which the Fiberweb Board decides to operate the SIP, it may do so on one or more of the following bases:

(i) as a Free Plan;

(ii) as a Partnership Plan; and

(iii) as a Matching Plan.

6.3 Free Plan

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Fiberweb Shares which will then be allocated to the eligible employees. The maximum individual allocation of Fiberweb Shares under the Free Plan ("Free Shares") in any tax year will be the limit from time to time specified by the ITEPA (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Fiberweb Board may decide. The

performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Fiberweb Board may decide. If a participant ceases to be employed by the Fiberweb Group before the end of this period, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Fiberweb Board may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Fiberweb Board may provide that his Free Shares will be forfeited.

6.4 Partnership Plan

Under the Partnership Plan, an eligible employee may enter into an agreement with Fiberweb to allocate part of his pre-tax salary each year to acquire Fiberweb Shares ("Partnership Shares"). The maximum allocation may not exceed that from time to time permitted by the ITEPA (currently, £1,500 of, if lower, 10% of salary). The agreement may either provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made or for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the Fiberweb Group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

6.5 Matching Plan

If the Fiberweb Board decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Fiberweb Shares ("Matching Shares") which will then be allocated to the eligible employees up to the maximum ratio from time to time permitted by the ITEPA (currently 2:1).

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Fiberweb Board may decide. If a participant ceases to be employed within the Fiberweb Group before the end of this period, his Matching Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Fiberweb Board may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Fiberweb Board may provide that his Matching Shares will be forfeited.

6.6 Eligibility

All UK resident employees of Fiberweb and its participating subsidiaries who have not less than 18 months' continuous service or, for Partnership or Matching Shares where there is an accumulation period, six months' continuous service (or, in each case, such shorter period, if any, as the Fiberweb Board may decide) must be eligible to participate in the Plan. Other employees may be eligible to participate in the Plan at the Fiberweb Board's discretion.

6.7 Subscription price

The subscription price of any Free or Matching Shares issued will be determined by the Fiberweb Board. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of that period if lower.

6.8 Dividends

The Fiberweb Board may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Shares to be held in the Plan for a period of three years.

6.9 Voting rights

The Fiberweb Board may provide that the voting rights attributable to the Fiberweb Shares of a participant may not be exercised whilst the Fiberweb Shares are held in the trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Fiberweb Shares held in the trust except in accordance with the participant's instructions.

6.10 Change of control, reorganisations etc

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

7. The employee trust

The Plans may be operated in conjunction with one or more employee benefit trusts. Each such trust will be a general discretionary trust whose beneficiaries will include employees of the Fiberweb Group and their dependants.

The principal purpose of a trust will be to encourage and facilitate the holding of Fiberweb Shares by or for the benefit of employees of the Fiberweb Group. This will be achieved by the trust acquiring Fiberweb Shares and distributing them in accordance with the employee share schemes of the Fiberweb Group.

A trust may acquire Fiberweb Shares by purchase or, subject to the limits mentioned above, by subscription at a price not less than the nominal value of a Fiberweb Share. The funds for the acquisition of Fiberweb Shares may be provided by loans and/or contributions by Fiberweb and other members of the Fiberweb Group. Alternatively, funds may be obtained from third party sources and guaranteed by Fiberweb and/or other Fiberweb Group companies.

No Fiberweb Shares will be acquired by a trust if to do so would cause the trust or trusts to control more than 5% of the issued ordinary share capital of Fiberweb. For this purpose, any Fiberweb Shares which a trust holds as nominee for another person shall be ignored.

PART 7

ADDITIONAL INFORMATION

1. Responsibility statement

The Directors of BBA, whose names appear in the paragraph below headed "Directors' shareholdings and other interests" accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Registered office

The registered office of BBA is 7th Floor, 20 Balderton Street, London W1K 6TL. The telephone number of the registered office is 020 7514 3999.

3. Directors' shareholdings and other interests

The Directors of the Company and their principal functions are as follows:

Roberto Quarta	Non-Executive Director, Chairman
Michael Harper	Group Chief Executive
Andrew Wood	Group Finance Director
Bruce Van Allen	President and CEO, BBA Aviation Services
Nick Land	Non-Executive Director
Bob Phillips	Non-Executive Director
John Roques	Non-Executive Director
David Rough	Non-Executive Director
Richard Stillwell*	Non-Executive Director

(* Non-independent Director)

The names and principal functions of the Executive Committee of BBA are set out below. Save for Michael Harper, Andrew Wood and Bruce Van Allen, the members of the Executive Committee are not Directors.

Michael Harper	Group Chief Executive
Andrew Wood	Group Finance Director
Bruce Van Allen	President and CEO, BBA Aviation Services
Sarah Shaw	Company Secretary
Greg Murrer	General Counsel
David Stanton	Corporate Development Director

The names and principal functions of the Risk Committee of BBA are set out below. Save for Andrew Wood and Bruce Van Allen, the members of the Risk Committee are not Directors.

Andrew Wood	Group Finance Director
Bruce Van Allen	President and CEO, BBA Aviation Services
Sarah Shaw	Company Secretary
Greg Murrer	General Counsel
Tony Bristlin	Head of Internal Audit
Nicholas Bailey	Head of Group Insurance
Tim Ramsey	Head of IT

3.1 Directors' interests in share capital

As at 27 October 2006 (being the latest practicable date prior to the publication of this document), the interests (all of which are beneficial unless otherwise stated) of the Directors and members of the Executive Committee and Risk Committee of BBA who are not Directors, and their immediate families in the share capital of the Company which have been notified to the Company pursuant to sections 324 or 328 of the Act or which are required to be entered in the register maintained by the Company pursuant to section 325 of the Act or which are (so far as is known or could with reasonable due diligence be ascertained by the relevant person) interests of a person connected (within the meaning of section 346 of the Act) with a Director or a member of the Executive Committee or Risk

Committee of BBA who are not Directors and which would require to be disclosed if they were interests of that Director or a member of the Executive Committee or Risk Committee of BBA who are not Directors were as follows:

Name	Number of Ordinary Shares	% of ordinary issued share capital
Directors		
Roberto Quarta	38,020	0.008%
Michael Harper	40,572	0.008%
Andrew Wood	41,904	0.009%
Bruce Van Allen	40,277	0.008%
Bob Phillips	3,000	0.001%
John Roques	13,000	0.003%
David Rough	22,226	0.005%
Richard Stillwell	5,000	0.001%
Executive Committee and Risk Committee		
Sarah Shaw	17,390	0.004%
David Stanton	1,200	0.001%

3.2 Interests under incentive and option schemes

Details of interests of Directors and members of the Executive Committee and Risk Committee of BBA who are not Directors under incentive and option schemes as at 27 October 2006 (being the latest practicable date prior to the publication of this document) are as follows:

Name	No. of Ordinary Shares under option	No. of Conditional shares	No. of Matched shares
Directors			
Andrew Wood	1,134,247	100,000	—
Bruce Van Allen	1,146,936	91,300	9,851
Executive Committee and Risk Committee			
Sarah Shaw	314,180	58,000	—
Greg Murrer	741,114	53,800	—
David Stanton	468,815	41,900	—
Nicholas Bailey	126,830	19,700	2,432
Tony Bristlin	57,880	19,800	—
Tim Ramsey	78,400	17,500	—

3.3 Directors' interests in transactions

No Director has or has had any interest in any transaction which is or was unusual in its nature, or conditions or which is or was significant to the business of the BBA Group and which was effected by any member of the BBA Group during the current or immediately preceding financial year, or which having been effected during an earlier financial year, remains in any respect outstanding or unperformed.

4. Directors' service contracts

4.1 Directors' service contracts

The following Directors have entered into service agreements with BBA Group, the main terms of which are described below:

(a) Michael Harper entered into a service contract with BBA dated 4 April 2006. He is Group Chief Executive and has a current base salary of £690,000 which is not pensionable. In addition to his base salary, he will receive a bonus of a maximum of £50,000 if certain conditions are met in 2006. He also receives other benefits including the business use of a company car, private medical insurance and holidays. His appointment may be terminated by either Mr Harper or BBA at any time on one month's notice.

(b) Andrew Wood entered into a service contract with BBA dated 13 February 2001. He is the Group Finance Director and has a current base salary of £309,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term share incentive plans, executive share options, pension and other benefits (including a company car or car allowance, sick pay, holidays, private medical insurance and other benefits comparable to those provided by other major companies). His executive appointment may be terminated by BBA on 12 months' notice or by Mr Wood on 6 months' notice.

(c) Bruce Van Allen entered into a service contract with BBA dated 1 January 2004. He is President and CEO, BBA Aviation Services and has a current base salary of US$515,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term share incentive plans, executive share options, pension and other benefits (including a company car or car allowance, sick pay, holidays, private medical insurance and other benefits comparable to those provided by other major companies). His executive appointment may be terminated by BBA Group or by Mr Van Allen at any time on 12 months' notice. The service contract allows Mr Van Allen to request that the notice period from BBA be abbreviated, in which event he will receive a severance payment for the remaining portion of the 12 month notice period.

(d) The Chairman and each of the other non-executive directors have a written letter of appointment with BBA, terminable by either party without notice or compensation. Non-executive directors are appointed for an initial term of three years from the date of appointment subject to election by shareholders at the AGM following appointment. Re-appointment for a further term is not automatic but maybe made by mutual agreement subject to continued satisfactory performance.

4.2 Deed of Indemnity

On 12 October 2006, BBA entered into a deed of indemnity with each of the executive directors. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, BBA undertakes to indemnify the relevant executive director, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that director's own negligence), suffered or incurred by that director in the course of that director acting as a director or employee of BBA, any member of the BBA Group or certain other entities. It is a term of each indemnity that BBA and the relevant director agree to be bound by the provisions in BBA's Articles relating to arbitration and exclusive jurisdiction.

5. Fiberweb's senior management

(i) Malcolm Coster (Non-Executive Chairman)

Mr Coster joined the Fiberweb Group as Non-Executive Chairman in June 2006. He has over 20 years experience in senior positions in manufacturing and technology services companies. He has been Chairman of MTL Instruments Group plc since 1998 and was a Non-Executive Director of British Technology Group plc until July 2006. He also serves as a Non-Executive Director of the Performing Right Society Limited, Chairman of DMW Group (a technology consultancy) and a member of the International Advisory Board of Moore, Clayton & Co., an international financial advisory group. Prior to these roles, he was President of Europe, Middle East and Africa for UNISYS Corporation and also Chairman of UNISYS Limited from 1994 to 1997 and a member of the Board and Executive Partner in Cooper & Lybrand from 1986 to 1994. Mr Coster has a degree in mathematics from Kings College, London and is a qualified Chartered Engineer.

(ii) Daniel Dayan (Chief Executive Officer)

Mr Dayan joined Fiberweb in June 2005 as its Chief Executive Officer. Mr Dayan was previously employed by Novar plc from 1994 until March 2005 and in that time served as Commercial Director of a subsidiary in Germany, as Head of Corporate Development, Managing Director of ML Electric and finally as a Director of Novar plc and as Chief Executive Officer of Novar's largest division, Intelligent Building Systems. Prior to Novar, he worked at Arthur D. Little, a management consultancy and as an engineering and production manager at ICI plc. Mr Dayan has a degree in engineering from Cambridge University and is a Chartered Mechanical Engineer.

(iii) Simon Bowles (Chief Financial Officer)

Mr Bowles joined the Fiberweb Group in July 2006 as its Chief Financial Officer. Mr Bowles was previously employed by RAC plc as Deputy Group Finance Director from 2002 until 2005. Prior to this, he was employed from 1986 to 2001 by The BOC Group plc in a number of senior financial roles. Mr Bowles has an MA in economics from Trinity College, Dublin and is a qualified Chartered Accountant and corporate treasurer.

(iv) Richard Stillwell (Non-Executive Director)

Mr Stillwell joined the Fiberweb Group as a Non-Executive Director in August 2006. Mr Stillwell has been a Non-Executive Director of BBA since March 1998 and it is expected that he will resign from that position at the close of business on 31 October 2006. A practising barrister, he is also a Non-Executive Director of Penna Consulting plc and St. Ives plc. Until August 2000, he was Executive Vice-President Industrial Specialities at Imperial Chemical Industries PLC ("ICI"), where he had held various posts since 1974.

(v) Peter Hickman (Non-Executive Director)

Mr Hickman joined the Fiberweb Group as a Non-Executive Director in August 2006. Mr Hickman is currently the Director Group Finance for HBOS plc where he is responsible for the Group's financial reporting, strategic planning and tax affairs. Prior to joining HBOS plc, Mr Hickman was a Partner at Ernst & Young LLP having worked there since 1985. Mr Hickman has an MA in engineering from Cambridge University and is a qualified Chartered Accountant.

(vi) Brian Taylorson (Non-Executive Director)

Brian Taylorson joined the Fiberweb Group as a Non-Executive Director in October 2006. Since April 2003, Mr Taylorson has been Finance Director of Elementis plc, a global specialty chemicals company. Prior to joining Elementis in April 2002, Mr Taylorson was Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he had held a number of positions in finance since 1983. Mr Taylorson has an Engineering Degree from Cambridge University and is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

(vii) Derek Anderson (President, Americas Industrial)

Mr Anderson joined the Fiberweb Group in August 2000 and has been president of Fiberweb's US industrial division since 2005. Mr Anderson has held a number of roles in Fiberweb including vice-president of sales and marketing for protective fabrics and hygiene and medical and supply chain director. Prior to joining Fiberweb, Mr Anderson has 20 years of manufacturing experience with ICI where he held various roles including positions relating to supply chain, plant management and sales and marketing. He holds a degree in engineering from Herriot Watt University.

(viii) Bridget Bradshaw (Head of HR and Change)

Ms Bradshaw joined the Fiberweb Group in August 2005 and is currently head of human resources and change. Prior to joining Fiberweb, Ms Bradshaw held various engineering and operations roles with CarnaudMetalbox Engineering and Novar plc in UK, Europe and Asia. Ms Bradshaw has masters degrees in engineering and organisational behaviour.

(ix) Derek Chan (President, Asia)

Mr Chan joined the Fiberweb Group in September 2006 as President of Fiberweb Asia. Mr Chan has over 20 years previous experience in the chemical and fibers industries. Previously, Mr Chan has held positions with ICI, Allied Signal, Inc, Rexam PLC and Rhodia. Prior to joining Fiberweb, Mr Chan's last role was managing director, Asia for Rhodia's Polyanide Fibers and Intermediates business. He holds a chemical engineering degree from UMIST.

(x) Gianluigi Fornoni (President, Europe)

Mr Fornoni joined the Fiberweb Group in 1990 following BBA's takeover of Neuberger and is currently President of Fiberweb Europe. Mr Fornoni has held a number of roles within the Fiberweb Business including managing director of southern Europe. Mr Fornoni has held a number of engineering and general management roles in the chemical industry and holds a degree in chemical engineering from the University of Milan.

(xi) Carsten Heldmann (Head of Research and Development)

Mr Heldmann joined the Fiberweb Group in June 2005 and is currently the head of Research and Development. Mr Heldmann has a degree and doctorate in Polymer Chemistry and has studied at Bochum University and Cambridge University. Mr Heldmann has 10 years of post-doctoral experience in technical development and strategic marketing roles at Hoechst AG.

(xii) David Rousse (President, Americas Hygiene)

Mr Rousse joined the Fiberweb Group in November 2005 as President of Fiberweb's US hygiene division. Mr Rousse has over 20 years of experience in the paper and nonwovens industries with International Paper, Fibermark and Monadnock. In particular, from 1996 to 2002, Mr Rousse was divisional president and general manager of Fibermark Inc VT (a US$140 million business manufacturing speciality products in the nonwovens industry). He holds an engineering degree from Dartmouth College, NH.

6. Related party transactions

For each of the years ended 31 December 2003, 2004 and 2005 and in the current financial year to date, BBA entered into no material transactions with related parties other than a subsidiary of the Company entering into an agreement to perform services to a company controlled by a person who is a close family member of Roberto Quarta. These were provided in the ordinary course of business and on an arms' length basis and amounted to £17,389 in 2005. At 31 December 2005 no amounts remained outstanding.

7. Major interests in shares

As at 27 October 2006 (being the last practicable date prior to the publication of this document), the holdings, direct and indirect, of which BBA is aware that amount to 3% or more of the issued share capital of BBA are as follows:

Name of shareholder	Number of Ordinary Shares	% of ordinary shares
Aviva plc	15,645,162	3.195%
Barclays Bank PLC	17,990,331	3.674%
Legal & General Group plc	16,337,449	3.336%
Prudential plc	30,129,011	6.152%
Standard Life Investments	26,759,112	5.464%
Tweedy, Browne Company LLC	14,706,955	3.003%

8. Allocation of debt between Fiberweb Group companies and Continuing Group companies

As at 30 September 2006, the net aggregate amount of indebtedness due from Fiberweb Group companies to Continuing Group companies pursuant to intra-BBA Group loans ("Intra-Group Loans") was approximately £312 million. It has been agreed between BBA and Fiberweb that, on 2 Business Days immediately before Admission, Fiberweb will pay to BBA approximately £184 million in part-repayment of this indebtedness. Subject to receipt of such payment (together with the repayment of any amounts owing by Fiberweb pursuant to the BBA Credit Facility, as described below) all other Intra-Group Loans between companies in the Fiberweb Group and companies in the Continuing Group (including those created as a result of the pre-Demerger reorganisation of the Fiberweb Group) will be capitalised or waived before Admission.

BBA and Fiberweb have agreed that during the period from (and including) 1 October 2006 to the date of Admission, no additional borrowings will be incurred by Fiberweb Group companies from

Continuing Group companies for working capital purposes, except for borrowings incurred by Fiberweb from BBA pursuant to the BBA Credit Facility. The last date for drawings by Fiberweb under the BBA Credit Facility is 5 Business Days before Admission and all amounts outstanding under the BBA Credit Facility (including any accrued interest) will be repaid by Fiberweb to BBA on 2 Business Days before Admission, following which the BBA Credit Facility will terminate.

It is intended that the part-repayment of the Intra-Group Loans and repayment of the BBA Credit Facility described above (the "Repayments") will be funded from the initial drawdown by Fiberweb under the Facility Agreement (as described in paragraph 9.2.1 of Part 7 (Additional Information)).

Detailed provisions regarding the Repayments and the waiver and capitalisation of indebtedness due from Fiberweb Group companies to Continuing Group companies described above are set out in the Demerger Agreement (a summary of which is set out in paragraph 9.2.2 of Part 7 (Additional Information)).

9. Material contracts

9.1 Continuing Group

No contracts have been entered into (other than contracts entered into in the ordinary course of business by any member of the Continuing Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the Continuing Group has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed below:

9.1.1 BBA Facility Agreement

A multicurrency revolving credit facility agreement dated 24 August 2004 (the "Original BBA Facility Agreement") between BBA as borrower and Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, BNP Paribas London Branch, Citibank N.A., HSBC Bank PLC, Lloyds TSB Bank plc, Mizuho Corporate Bank, LTD and The Royal Bank of Scotland PLC as arrangers and Lloyds TSB Bank plc as agent (the "BBA Agent") under which certain lenders (the "BBA Lenders") agree to provide a £950,000,000 multicurrency revolving credit facility (the "BBA Facility") to BBA.

On 1 September 2006 the Original BBA Facility Agreement was amended so as to permit the Demerger and to effect the cancellation and prepayment of part of the BBA Facility upon the Demerger becoming effective, so that the total commitment available will be £550,000,000 (the Original BBA Facility Agreement, as amended, being the "BBA Facility Agreement").

(a) Use of funds available under the BBA Facility Agreement

The BBA Facility may be used for general corporate purposes. The BBA Facility Agreement also includes provisions allowing up to £100,000,000 of the BBA Facility to be made available to BBA by way of letters of credit.

(b) Interest, fees and maturity

Advances under the BBA Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euro) plus a margin of between 0.35 and 0.525% per annum (plus mandatory costs, if any, incurred by the BBA Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the BBA Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the BBA Group (following the Demerger, the Continuing Group). This ratio will be calculated by reference to BBA's annual audited consolidated accounts and half-year unaudited consolidated accounts. There will be an additional covenant compliance test close to the date of the Demerger (the "Additional Covenant Compliance Date"), on the basis of pro-forma accounts reflecting the effect of the Demerger, and the margin will be re-set accordingly.

In addition, a fee equal to the applicable margin is payable on the outstanding amount of each letter of credit issued under the BBA Facility and a commitment commission of 40% of the applicable margin is payable on the available but undrawn amount of the BBA Facility.

The final repayment date is 24 August 2009.

(c) Mandatory and voluntary prepayment

The BBA Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of BBA. BBA may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the BBA Facility.

(d) Representations, covenants and events of default

The BBA Facility Agreement contains certain warranties and representations given by BBA, some of which are to be repeated on each utilisation of the BBA Facility.

The BBA Facility Agreement includes covenants requiring compliance by the BBA Group (following the Demerger, the Continuing Group) with certain financial ratios. BBA must ensure that the ratio of total consolidated net borrowings to EBITDA does not exceed 3.5 to 1 and that the ratio of EBITA to net interest expenses does not fall below 3 to 1. Compliance with these financial covenants is tested semi-annually and on the Additional Covenant Compliance Date against the latest financial statements of the BBA Group (following the Demerger, the Continuing Group) on a rolling 12 month basis.

Under the BBA Facility Agreement there are restrictions on the ability of members of the BBA Group (following the Demerger, the Continuing Group) to dispose of assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A breach of any of these representations, warranties or covenants may, subject to certain grace periods, constitute an event of default under the BBA Facility Agreement with the result that the amounts outstanding under the BBA Facility may be declared by the BBA Agent to be due and payable. The BBA Agent (acting on the instructions of the BBA Lenders) is also entitled to accelerate the loans and to cancel the commitments of the BBA Lenders under the BBA Facility upon the occurrence of certain other events, including the failure by BBA to pay any amount due or the non-performance of the reporting requirements to which BBA is subject under the BBA Facility Agreement.

9.1.2 Ontic sale and purchase agreement

A sale and purchase agreement dated 24 February 2006 between BBA U.S. Holdings, Inc. and the shareholders of Ontic Engineering and Manufacturing, Inc. (the "Ontic Sellers") pursuant to which BBA U.S. Holdings acquired all of the shares of Ontic Engineering and Manufacturing, Inc. for $65 million in cash at closing, subject to a post-closing working capital adjustment. By way of letter agreement dated 5 July 2006, the parties agreed a working capital adjustment of $1,749,046 which was paid by BBA U.S. Holdings, Inc. to the Ontic Sellers. The transaction was completed on 24 February 2006.

9.1.3 Settlement and release agreements

Two settlement and release agreements both dated 25 January 2006 between City and County of San Francisco and Signature Flight Support and City and County of San Francisco and Aircraft Services International, Inc. in relation to past and future costs of environmental remediation of certain areas of the San Francisco International Airport.

9.1.4 PrivatAir sale and purchase agreement

A sale and purchase agreement dated 10 August 2005 between Signature Flight Support Paris ("SFSP"), TransAir Holdings SAS ("TransAir") and PrivatAir Holding SA as guarantor, pursuant to which SFSP acquired the entire issued share capital of PrivatAir SA from TransAir for US$12 million. The agreement contains various warranties and indemnities which are customary for a transaction of this nature. The time limits for making claims under the warranties have not yet expired.

9.1.5 International Governor Services, Inc. asset purchase agreement

An asset purchase agreement dated 30 June 2005 between International Governor Services, Inc. and IGS Acquisitions LLC (a subsidiary of the Company) through which IGS Acquisitions LLC acquired substantially all of the assets of International Governor Services, Inc for cash at closing of $18 million and deferred consideration of up to an additional $10 million contingent on the future performance of the business. The amount of deferred consideration which is payable is measured against the amount of operating profits generated by certain of the acquired assets over an annual period commencing on 1 July and ending on 30 June in the following year. The first annual period commenced on 1 July 2005 and ended on 30 June 2006. For this period, the amount of deferred consideration which was payable was US$1.5 million; this was paid on 29 August 2006. The final amount of deferred consideration which is payable will not be known until the conclusion of the final annual period on 30 June 2008. The Agreement also contains various warranties given by International Governor Services, Inc. in favour of IGS Acquisitions LLC which are considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties have not yet expired. The transaction was completed on 30 June 2005.

9.1.6 Boker Aeroclean sale and purchase agreement

A sale and purchase agreement dated 7 December 2004 between Charles William Manfred Boker, Brigitte Boker and Sylvia Boker (together the "Boker Sellers") and ASIG Limited pursuant to which ASIG Limited purchased the entire issued share capital of Boker Aeroclean Limited from the Boker Sellers for £11.5 million. The agreement contains various warranties given by the Boker Sellers in favour of ASIG Limited which are considered normal for a transaction of this nature. The time limit for making claims under such warranties expires on 6 December 2006, save for claims under tax warranties which can be made until seven years after completion and for claims under environmental and health and safety warranties which continue without limit in time.

9.1.7 AGI (US) Holdings LLC sale and purchase agreement

A sale and purchase agreement dated 27 October 2004 between TBI Overseas Holdings, Inc. and Aircraft Service International, Inc. (a subsidiary of BBA) pursuant to which Aircraft Service International, Inc. acquired all of the issued and outstanding limited liability company interest of AGI (US) Holdings LLC for cash at closing of $23 million and an additional payment of $262,000 in respect of post closing adjustments for cash, debt, pension deficits, and working capital changes. AGI (US) Holdings LLC held all the limited liability company interests in Airport Group International LLC, an airport services operating company. The agreement contains various warranties given by TBI Overseas Holdings, Inc. in favour of Aircraft Service International, Inc. considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties have not yet expired. The transaction was completed on 27 October 2004.

9.1.8 Tecnofibra sale and purchase agreement

A sale and purchase agreement dated 13 August 2003 between BBA, Argyrios Benetatos, Alessandra Benetatos and Antonella Benetatos (together the "Tecnofibra Vendors"), pursuant to which BBA purchased the entire issued share capital of Tecnofibra S.p.A. from the Tecnofibra Vendors for a consideration of €22.8 million in cash. The agreement contains warranties and indemnities given by the Tecnofibra Vendors considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties and/or indemnities have not yet expired.

9.1.9 Endzone consent order

A consent order dated 5 February 2003 between Endzone, Inc. (a discontinued business) and the New York State Department of Environmental Conservation in relation to the continuing environmental remediation of a former manufacturing site in Queen's County, New York.

9.1.10 Friction sale and purchase agreement

A business and share sale and purchase agreement dated 17 July 2000 between BBA and four other group companies (together the "Friction Vendors") and Pepperbright Limited and JFP Hundertsiebenundzwanzigste Vermögensverwaltungsgesellschaft GmbH, pursuant to which Pepperbright Limited and JFP Hundertsiebenundzwanzigste Vermögensverwaltungsgesellschaft mbH

purchased the entire issued share capital of the Automotive Friction Materials Division of the BBA Group for a consideration of £389.1m on a debt free, cash free basis of which £269.6m was in cash and £119.5m by way of Loan Notes. The agreement contains various warranties and indemnities given by the Friction Vendors considered normal for a transaction of this nature and a specific indemnity relating to historical environmental issues that might become an issue in the future. The time limit for making claims under some of these warranties and indemnities has not yet expired.

9.1.11 Demerger Agreement and Sponsors' Agreement

BBA is a party to the Demerger Agreement and the Sponsors' Agreement which are summarised in paragraphs 9.2.2 and 9.2.4 respectively of this Part 10 (Additional information).

9.2 Fiberweb

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by Fiberweb or any member of the Fiberweb Group, either (a) within two years immediately preceding the date of this document which are or may be material; or (b) which contain any provisions under which any member of the Fiberweb Group has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed below:

9.2.1 Financing arrangements

On 19 October 2006, Fiberweb entered into a revolving credit facility agreement (the "Fiberweb Facility Agreement") between Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, Citibank, N.A., HSBC Bank plc, Mizuho Corporate Bank, Ltd and The Royal Bank of Scotland plc as arrangers and Barclays Bank PLC as facility agent (the "Fiberweb Agent") under which certain lenders (the "Fiberweb Lenders") agree to provide a US$439,500,000 multi-currency revolving credit facility (the "Fiberweb Facility") to Fiberweb.

(a) Use of funds under the Fiberweb Facility Agreement

The Fiberweb Facility may be used for the general corporate purposes of Fiberweb, including for the repayment of loans made by BBA Group or its subsidiaries to Fiberweb. Fiberweb intends to use funds from the initial drawdown under the Fiberweb Facility Agreement to repay loans made by BBA Group or its subsidiaries to Fiberweb.

(b) Interest, fees and maturity

Advances under the Fiberweb Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euro) plus a margin of between 0.80 and 1.50% per annum (plus mandatory costs, if any, incurred by the Fiberweb Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the Fiberweb Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the Fiberweb Group. This ratio will be calculated by reference to Fiberweb's audited consolidated accounts and half year unaudited consolidated accounts.

A commitment commission of 40% of the applicable margin is payable on the available but undrawn amount of the Fiberweb Facility. The final repayment date for the Fiberweb Facility is 19 October 2011. The Fiberweb Facility will amortise so that the total commitments of the Fiberweb Lenders are reduced to the amounts set out below on the dates set out below:

19 October 2008	US$420,000,000
19 October 2009	US$400,000,000
19 October 2010	US$380,000,000

(c) Guarantees

The obligations of Fiberweb under the Fiberweb Facility Agreement will be guaranteed by certain subsidiaries of Fiberweb.

(d) Mandatory and voluntary prepayment

The Fiberweb Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of Fiberweb. Fiberweb may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the Fiberweb Facility.

(e) Representations, covenants and events of default

The Fiberweb Facility Agreement contains certain warranties and representations which are given by each person who is a borrower or a guarantor. Certain of these representations are to be repeated on each utilisation of the Fiberweb Facility.

The Fiberweb Facility Agreement includes covenants requiring compliance by the Fiberweb Group with certain financial ratios. Fiberweb must ensure that ratio of total consolidated net borrowings to EBITDA of the Fiberweb Group does not exceed, at any time, 3.5 to 1 (falling to 2.5 to 1 over the life of the Fiberweb Facility) and that the ratio of EBITDA to net interest expenses does not fall below 5 to 1. Compliance with these financial covenants will be tested semi-annually against the latest financial statements of the Fiberweb Group on a rolling 12 month basis.

Under the Fiberweb Facility Agreement there are restrictions on the ability of members of Fiberweb Group to dispose of or to acquire assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A violation of any of these warranties, representations and covenants may, subject to certain grace periods, constitute an event of default under the Fiberweb Facility Agreement with the result that the amounts outstanding under the Fiberweb Facility (including accrued interest and any other amounts owing) may be declared by the Fiberweb Agent to be due and payable and the Fiberweb Facility cancelled. The Fiberweb Agent (acting on the instructing of the Fiberweb Lenders) is also entitled to accelerate the loans and to cancel the commitments of the Fiberweb Lenders under the Fiberweb Facility upon the occurrence of certain other events, including the failure by Fiberweb to pay any amount due, failure to provide guarantees by subsidiaries whose net assets and turnover together represent not less than 75% of the consolidated net assets and turnover of the Fiberweb Group, misrepresentation or the non-performance of the reporting requirements to which Fiberweb is subject under the Fiberweb Facility Agreement. Such acceleration and cancellation would occur automatically (without the need for notice from the Fiberweb Agent) upon the occurrence of certain insolvency events relating to the US guarantors.

9.2.2 Demerger Agreement

The Demerger Agreement was entered into on 30 October 2006 between BBA and Fiberweb to effect the Demerger and govern the relationship between the Continuing Group and the Fiberweb Group following the Demerger.

BBA and Fiberweb have agreed pursuant to the Demerger Agreement that upon the Demerger Dividend being declared by BBA, BBA shall transfer (subject to and with effect from Admission) the Fiberweb Shares then owned by BBA (and procure the transfer of any Fiberweb Shares then held on behalf of BBA) directly to the BBA Shareholders on the BBA Group Share Register as at the Demerger Record Time on the basis of one Fiberweb Share for four BBA Shares and Fiberweb shall register the transfers of the Fiberweb Shares to the BBA Shareholders.

(a) Conditionality

The Demerger Agreement is (subject to certain exceptions, such as the provisions relating to the allocation of debt and inter-group indebtedness) conditional on the passing of the Demerger Resolution by BBA Shareholders, the receipt of the Repayments by BBA, no right to terminate the Sponsors' Agreement having been exercised and permission having been granted for Admission.

(b) Indemnities

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by Continuing Group companies for the benefit of Fiberweb Group companies (or vice versa) will

be dealt with following the Demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

The Demerger Agreement contains an indemnity pursuant to which BBA indemnifies the Fiberweb Group against any liabilities that arise following Admission that directly relate to any sale or closure of a business by any member of the BBA Group before the date of the Demerger Agreement. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not make, and will procure that no member of the Fiberweb Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. BBA has also covenanted that it will not make, and will procure that no member of the Continuing Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. Each party has agreed to indemnify the other (and each of its group members) against any liabilities incurred as a result of any chargeable payment made in breach of this covenant. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not take (and will procure that no member of the Fiberweb Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. BBA has also covenanted that it will not take (and will procure that no member of the Continuing Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. Each party has agreed to indemnify the other (and each member of its group) against any liabilities incurred as a result of any breach of such covenants. Again, there are customary provisions relating to the bringing of claims under these indemnities.

(c) Access to records

The Continuing Group and the Fiberweb Group will be permitted access to each other's records as reasonably required for a period of six years following the Demerger. In addition, Fiberweb has agreed to provide the Continuing Group with certain specified financial information, including such financial information as the Continuing Group may reasonably require in order to prepare its full year accounts for 2006, and vice versa.

(d) Assets

BBA has agreed that if, following the Demerger, it is found that any assets (including any intellectual property rights) which were used prior to Demerger exclusively by Fiberweb Group companies in the course of the Fiberweb Nonwovens Business are in the ownership of the Continuing Group, those assets will be transferred or assigned to Fiberweb for nominal consideration, and vice-versa. These obligations will continue for a period of two years following the Demerger.

(e) Contracts

The Demerger Agreement contains provisions in respect of certain outstanding contracts which have been entered into by a Continuing Group company in relation to matters exclusively affecting the Fiberweb Nonwovens Business, and vice versa. The parties will try to novate such contracts on terms to be agreed with the relevant third party and the Demerger Agreement contains provisions relating to the treatment of such contracts pending such novation. The Demerger Agreement also contains provisions relating to certain outstanding contacts that have been entered into by a BBA Group company in relation to matters that affect companies in both the Fiberweb Group and the Continuing Group.

(f) CNC

The Demerger Agreement contains provisions relating to the shares held by the Continuing Group in CNC International Co. Limited (a joint venture company located in Thailand). The Demerger Agreement provides that if the relevant change of control approval from the other joint venture shareholders (on satisfactory terms) has not been received for the transfer of those shares to Fiberweb Holdings Limited (a member of the Fiberweb Group) ("FHL") before completion of the pre-Demerger reorganisation of the Fiberweb Group, the Continuing Group will declare a trust over its interest in CNC in favour of FHL (or, if BBA and Fiberweb determine that this is not possible or efficient from a legal or tax perspective, enter into contractual arrangements that will have, to the extent practicable, a substantially equivalent effect to such a trust, with the intention that the Continuing Group will pass to FHL all benefits accruing to it in connection with its shareholding in CNC) and FHL and Fiberweb will agree to indemnify the relevant members of the Continuing Group against any liabilities they may suffer in relation to that interest. In certain circumstances, Fiberweb will also accept an obligation to use all reasonable endeavours to procure all necessary consents, waivers and registrations required to effect the transfer of the Continuing Group's shares in CNC to FHL post-Demerger.

(g) The "BBA" and "Fiberweb" names

Fiberweb has agreed that, following the Demerger, the Fiberweb Group will not have any rights to use the name "BBA" (or any confusingly similar name), subject to a 3 month run-off period for existing stocks, sales literature and stationery, a 12 month run-off period for buildings and signage, a grace-period of up to 3 months for the relevant Fiberweb Group entities to pass the required resolutions to change their corporate names and a grace period of 3 months for the use of existing trade marks and domain names containing the element "BBA". BBA has agreed to an equivalent restriction in respect of the use of the name "Fiberweb" (or any confusingly similar name) following the Demerger.

(h) Non-solicitation

Each party has covenanted for a period of 12 months following the Demerger not to employ, solicit or entice away certain employees engaged in managerial work employed by the other party's group or involved in the provision of services under the Transitional Services Agreement unless agreed in writing by the parties.

(i) Confidentiality

Fiberweb has agreed to keep certain information on the Continuing Group confidential and vice-versa, in each case subject to certain exemptions (for instance if disclosure is required by law).

(j) Allocation of debt and inter-group indebtedness

The Demerger Agreement contains detailed provisions relating to the Repayments and the waiver and capitalisation of certain indebtedness due from Fiberweb Group companies to Continuing Group companies as described in paragraph 8 of this Part 7.

The Demerger Agreement also contains provisions to reflect the agreement that upon the Demerger Fiberweb should be entitled to a proportion of the economic benefits, and responsible for a proportion of the economic liabilities, in respect of certain interest rate swaps entered into before the date of the Demerger Agreement by members of the Continuing Group for the benefit of the BBA Group.

(k) Reorganisation

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the Fiberweb Group which remain outstanding following the date of the Demerger Agreement shall be finalised as soon as reasonably practicable thereafter.

(l) Retirement benefit schemes

In relation to retirement benefit arrangements in the UK, the Demerger Agreement confirms that Terram Limited will cease to participate in the BBA UK pension scheme at completion of the Demerger, and contains provisions in relation to the establishment of the Fiberweb Scheme.

In relation to retirement benefit schemes in the US, the Demerger Agreement confirms that the Demerger will have no impact on any of the existing retirement plans, which will continue to be in place immediately after the Demerger.

(m) Share Schemes

The Demerger Agreement contains provisions relating to (i) the entitlements of participants in the various BBA Share Option Schemes who are employed by a member of the Fiberweb Group; and (ii) the withholding (on account of tax and social security contributions) and reporting requirements that arise in relation to current and former employees of the Fiberweb Group in respect of their entitlements in those Schemes and the proposals in relation to them.

(n) Taxation

In addition to indemnities for liabilities arising from "chargeable payments", the Demerger Agreement contains indemnities relating to certain potential UK and non-UK general tax liabilities. There are also indemnities for certain tax liabilities associated with US aspects of the pre-Demerger reorganisation. The indemnities are subject to certain limitations and exclusions.

(o) Employee matters

The Demerger Agreement contains provisions relating to the allocation of liabilities between BBA and Fiberweb in respect of transaction bonuses payable to certain of the BBA Group employees as a result of the Demerger.

The Demerger Agreement also contains various other customary provisions relating to certain employees of the BBA Group, including the allocation between BBA and Fiberweb of pre-Demerger salary costs for certain Fiberweb employees and responsibility for any claims that are made by certain BBA Group employees following the Demerger.

(p) Fiberweb's Richmond head office

The Demerger Agreement contains provisions relating to the transfer of the leases in respect of Fiberweb's head office in Richmond-upon-Thames, London from BBA to Fiberweb.

(q) German organschaft

Certain German subsidiaries of the Fiberweb Group have historically participated in German organschaft (i.e. profit and loss pooling) arrangements with certain German subsidiaries of the Continuing Group (the "Organschaft"). These arrangements were terminated with regard to the relevant members of the Fiberweb Group on 30 September 2006 and the Demerger Agreement contains provisions for the relevant payments to be made to and from the relevant participants following the termination of the Organschaft. These payments relate to the German subsidiaries 2005 financial year and to the period 1 January 2006 to 30 September 2006. In some cases, payments will be made on an estimated basis pre-Demerger with the appropriate balancing payments to be made following finalisation of the relevant German companies' accounts for 2005 and 2006.

(r) Costs

The Demerger Agreement specifies the basis on which certain costs, charges and expenses incurred in connection with the Demerger are to allocated between BBA and Fiberweb.

(s) Termination

BBA is entitled to terminate the Demerger Agreement without liability at any time prior to Admission.

(t) Demerger mechanics

The Demerger Agreement also sets out the Demerger mechanics set out in this document.

9.2.3 Transitional Services Agreement

An agreement was entered into on 30 October 2006 between BBA and Fiberweb in relation to the terms and conditions upon which BBA will provide various services to the Fiberweb Group after the Demerger. The Transitional Services Agreement is conditional on the Demerger becoming effective.

Under the terms of the Transitional Services Agreement, BBA has agreed to provide the Fiberweb Group with, or procure the provision to the Fiberweb Group of, certain services which will be provided on commercial terms and on an arms' length basis, although in certain cases where the service to be supplied will only involve a minimal amount of work by BBA and its employees, Fiberweb will only be required to reimburse BBA for third party costs and expenses involved in supplying such services. The services include the continued provision by BBA to the Fiberweb Group of:

(i) certain internal audit services until 30 June 2007 at a fixed cost per month;

(ii) legal assistance in relation to certain legal matters in the US by BBA's in-house legal office in Wakefield, USA until 28 February 2007, to be charged on an hourly basis for time incurred by BBA's in-house lawyers in supplying these services;

(iii) the administration of insurance claims in respect of pre-Demerger occurrences for one year following the Demerger at no cost (other than reimbursement of third party expenses);

(iv) internal tax advice relating to certain matters until the end of 2007 at no cost (other than reimbursement of third party expenses) for a specified period of time each month and on an hourly basis for time incurred by BBA employees in supplying these services in excess of that period;

(v) various operational and administrative services in Germany (including in relation to certain accounting and tax matters and cash-pooling) until 28 February 2007 at a fixed cost per month;

(vi) various operational and administrative services in Brazil until 30 March 2007 at a fixed cost per month; and

(vii) the procurement of certain health, safety and environmental services by RMT International Inc to the Fiberweb Group (subject to obtaining the necessary consents from RMT International Inc) until the end of 2006. Fiberweb will pay a proportion of the fees and expenses incurred by the Continuing Group in procuring the continued provision of these services to the Fiberweb Group.

The agreement provides for BBA to use its reasonable endeavours to procure the performance of these specified services to Fiberweb in the same manner as such services were provided to Fiberweb prior to the Demerger. In addition to the above costs, Fiberweb will be required to reimburse BBA for all third party costs and expenses incurred in supplying these services. Fiberweb may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month's written notice to BBA Group (and, in certain cases, one day's notice). Either party may terminate the agreement with immediate effect in case of a material breach by the other party or if the other party suffers an insolvency event. Liability of BBA Group is limited to the amount payable by Fiberweb in respect of the services and liability for indirect or consequential loss is excluded.

Under the terms of the Transitional Services Agreement, Fiberweb has agreed to (i) accept receipt of, and provide storage for, certain benefits-related communications on behalf of a Canadian subsidiary of BBA until the end of 2006 at no cost (other than reimbursement of third party expenses); and (ii) use its reasonable endeavours to procure the continued provision of certain operational and administrative services to the Continuing Group in Brazil until 30 March 2007 at a fixed cost per month.

These services will be performed by Fiberweb on similar terms and conditions to those upon which BBA will provide service to Fiberweb under the Transitional Services Agreement.

9.2.4 Sponsors' agreement

Pursuant to an agreement dated 31 October 2006 between Fiberweb, BBA, Citigroup and Merrill Lynch (the "Joint Sponsors' Agreement"), Fiberweb and BBA have appointed Citigroup and Merrill Lynch as Joint Sponsors to BBA in connection with the Demerger and to Fiberweb in connection with its application for Admission. Each of BBA and Fiberweb has given indemnities and certain representations warranties and undertakings to Citigroup and Merrill Lynch which are customary for an agreement of this type. Citigroup and Merrill Lynch are entitled to terminate the Joint Sponsors' Agreement in certain circumstances if they determine that it is not practicable to proceed with Admission.

9.2.5 Blowitex acquisition agreement

A sale and purchase agreement dated 11 April 2006 between Corovin GmbH (a Fiberweb Group company), Mr. Peter Wirz and Blowitex Vliesstoffe International GmbH ("Blowitex") pursuant to which: (i) Corovin GmbH purchased the entire issued share capital of Blowitex from Mr Wirz; and (ii) various intellectual property rights were transferred to Blowitex by Mr Wirz, for a consideration of €3.75 million in cash together with a potential earn-out consideration of up to €750,000. The amount of the earn-out consideration will not be calculated until after 31 December 2006. Completion occurred on 5 May 2006. Pursuant to an additional agreement, Corovin GmbH designated Blowitex as purchaser of the real estate used by Blowitex from Mr Peter Wirz and his wife for consideration of €1.1 million and, accordingly, Blowitex purchased such real estate.

9.2.6 P&G letter of intent

A Letter of Intent between P&G International Operations SA and Korma SpA dated 10 March 2006 confirming P&G's intention to enter into a new contractual agreement with Korma for the production of Airlaid material (core and STC). The agreement will be for 5 years commencing on 1 January 2007 and ending on 31 December 2011. The agreement will be subject to the agreed MOA template terms agreed between Fiberweb and P&G.

9.2.7 P&G supply agreement

A supply agreement dated 1 January 2006 between Reemay, Inc and P&G Paper Products Company for the supply by Reemay to P&G of disposable dryer sheets manufactured according to P&G's product specifications until 31 December 2008.

9.2.8 Johns Manville supply agreement

A supply agreement dated 10 January 2006 between Reemay, Inc. and Johns Manville Company for the supply of Reemay's privately labelled housewrap to Johns Manville. This arrangement continues for a period of three years.

9.2.9 Amantea supply agreement

A supply agreement dated 1 August 2005 between BBA Nonwovens Simpsonville, Inc. and Amantea Nonwovens LLC (a minority contractor) for the supply of BBA Nonwovens Simpsonville's bleached cotton blend products for subsequent resale by Amantea to Tambrands, a subsidiary of P&G.

9.2.10 Finotech disposal agreement

A sale and purchase agreement dated 30 June 2005 between BBA Holding Deutschland GmbH, BBA and Clopay Folien GmbH, pursuant to which BBA Holding Deutschland GmbH disposed of its 40% minority interest in Finotech GmbH for an immediate cash consideration of $76 million (£42.6 million) and a deferred cash consideration of $6 million (£3.4 million) received in the second half of 2005.

9.2.11 Tenotex acquisition agreement

A sale and purchase agreement dated 27 September 2004 between BBA Group PLC, Nopco S.A., Dalby Industries Holding S.A. and 5 individuals (the "Others"), pursuant to which BBA, BBA Fiberweb Holdings S.r.l. and BBA Fiberweb Holdings S.L. purchased on a debt and cash free basis the entire issued share capital of Tenotex SpA and Tenotex Nonwovens SA from Nopco S.A., Dalby

Industries Holdings S.A. and the Others for a consideration of €62 million. The agreement contains various warranties and indemnities given by Nopco S.A. and Dalby Industries Holding S.A. which are considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties and indemnities have not yet expired.

9.2.12 P&G supply agreement

An agreement dated 10 May 2002 with an effective date of 20 May 2002 between BBA Nonwovens Simpsonville, Inc. and P&G Paper Products Company for the supply by BBA Nonwovens Simpsonville of baby wipe nonwovens materials to P&G until the end of 2008 in accordance with P&G specifications. The parties are currently negotiating certain amendments to this agreement, including extending its term by one year to the end of 2009.

9.2.13 P&G supply agreement

An agreement dated 1 January 2001 between P&G European Service GmbH Supply Agreement with BBA (China) Airlaid Company (China) Airlaid of PP spunbond 50gsm nonwoven for use in the manufacture of disposable diapers in accordance with P&G specifications for a term of nearly six years.

10. Non-core business

BBA is currently considering a disposal of a small non-core business unit and will, if required, make an announcement in respect thereof in due course.

11. Significant changes

11.1 Continuing Group

There has been no significant change in the financial or trading position of the Continuing Group since the end of the interim financial period to 30 June 2006, being the date to which BBA Group's most recent published results have been prepared.

11.2 Fiberweb Group

As set out in the statement on Fiberweb's current trading on pages 9 and 10 of this document, the Fiberweb Board believes that the underlying operating profit of Fiberweb in the second half of the year will not exceed the £13.4 million reported for the first half of the year and it expects that the financial performance in 2006 will be below the £44.0 million achieved in 2005.

The lower underlying operating profit relative to the prior year is primarily due to a decline in the gross margin, resulting from continuing high raw materials' prices and Fiberweb being unable to pass the full increase in raw materials' costs on to customers, over-capacity and high utility costs in the UK geotextiles and geosynthetics business, pricing pressure in wipes, and more recently, the slow down in the US housing market and weak volumes from a major customer in baby wipes.

Save as disclosed above, there has been no significant change in the financial or trading position of the Fiberweb Group since the end of the interim financial period to 30 June 2006.

12. Litigation

12.1 Continuing Group

The Continuing Group is not, nor has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the 12 months prior to the date of this document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Continuing Group.

12.2 Fiberweb Group

Save as described below, no member of the Fiberweb Group is, nor has been, engaged in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the past 12 months prior to the date of this

document which may have, or have had in the recent past, a significant effect on the financial position or profitability of the Fiberweb.

12.2.1 In July 2006, Tyco Healthcare attempted to exercise a meet or release clause in its 1988 exclusive supply agreement (the "Supply Agreement") with BBA Nonwovens Simpsonville, Inc. (a member of the Fiberweb Group). Tyco claimed to have received quotes from other suppliers for substantially similar products at prices lower than those established under the Supply Agreement. Tyco directed BBA Nonwovens Simpsonville, Inc. to meet or better such quotes or they would terminate the Supply Agreement. BBA Nonwovens Simpsonville, Inc. is disputing Tyco's demand as not conforming to the requirements of the Supply Agreement. Tyco's annual purchase under the Supply Agreement are approximately US$6.5 million and if the agreement is terminated, it would represent a loss to Fiberweb of sales of approximately US$20 million.

13. Working capital

13.1 Continuing Group

The Directors are of the opinion that, after taking into account available bank and other facilities, the Continuing Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document on the basis that the Demerger has taken place.

13.2 Fiberweb Group

In the opinion of the Fiberweb Board, and taking into account Fiberweb's existing bank facilities, the working capital available to the Fiberweb Group is sufficient for the Fiberweb Group's present requirements, that is for the next 12 months following the date of this document.

14. Consents

Deloitte & Touche LLP has given and not withdrawn its consent to the inclusion of its reports and the reference to such reports and to its name in the form and context in which they are included and has authorised the inclusion of its reports for the purposes of Rule 13.3.1(10) of the Listing Rules.

Citigroup and Merrill Lynch have given and not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

15. Documents on display

Copies of the following documents may be inspected at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY and at the registered office of BBA Group plc, during normal Business Hours on any Business Day from the date of this document until the conclusion of the EGM:

(i) the Memorandum and Articles of Association of BBA;

(ii) the written consents referred to in paragraph 14 of this Part 7;

(iii) the report by Deloitte & Touche LLP on the unaudited pro forma statement of net assets included in Part 4;

(iv) the consolidated, audited accounts of BBA and its subsidiary undertakings for the three years ended 31 December 2005;

(v) the New BBA Employee Share Plans;

(vi) the Fiberweb Employee Share Plans;

(vii) a copy of this document; and

(viii) the Demerger Agreement.

They will also be available for inspection at New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA from at least 15 minutes prior to the EGM until the conclusion of the EGM.

16. Documents incorporated by reference

The following documents shall be deemed to be incorporated in, and to form part of, this Circular:

Information incorporated by reference	Document references	Page of this document
Financial statements for the year ended 31 December 2005 and the audit report thereon	BBA Annual Report 2005 (pages 57 to 92)	5 and 7
Chief Executives Review—Aviation for the year ended 31 December 2005	BBA Annual Report 2005 (pages 8 to 12)	5 and 7
Prospectus	Prospectus (Part 7—Operating and Financial Review)	10
	Prospectus (Part 8—Financial Information)	8

Copies of the BBA Annual Report 2005 and the Prospectus have been submitted to the UKLA and are available for inspection at the UKLA's document viewing facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

PART 8

DEFINITIONS

The following definitions apply throughout this document and the accompanying Form of Proxy, unless the context requires otherwise:

"Act" or "Companies Act"	the Companies Act 1985, as amended;
"Additional Covenant Compliance Date"	has the meaning given to such term in paragraph 9.1.1(b) of Part 7 (Additional information);
"Admission"	the admission of the ordinary share capital of Fiberweb, issued pursuant to the Demerger, and, where the context so requires, the Consolidated BBA Shares to (i) the Official List and (ii) to trading on the London Stock Exchange's market for listed securities;
"AGM"	annual general meeting;
"ASIG"	Aircraft Service International Group;
"BBA" or the "Company"	BBA Group plc, whose registered office is 7th Floor, 20 Balderton Street, London W1K 6TL (registered in England and Wales No. 53688);
"BBA Agent"	has the meaning given to such term in paragraph 9.1.1 of Part 7 (Additional information);
"BBA Articles of Association"	the articles of association of BBA Group plc from time to time;
"BBA Credit Facility"	the £10,000,000 multi-currency revolving credit facility made available to Fiberweb by BBA for the period from (and including) 1 October 2006 until the last business day before Admission pursuant to a revolving credit facility agreement dated 29 September 2006 between BBA (as lender) and Fiberweb;
"BBA Facility"	has the meaning given to such term in paragraph 9.1.1 of Part 7 (Additional Information);
"BBA Facility Agreement"	has the meaning given to such term in paragraph 9.1.1 of Part 7 (Additional Information);
"BBA Group"	BBA and its subsidiary undertakings as at the date of this document;
"BBA Lenders"	has the meaning given to such term in paragraph 9.1.1 of Part 7 (Additional information);
"BBA Remuneration Committee"	the remuneration committee of the Board;
"BBA Shares"	the Non-Consolidated BBA Shares and/or the Consolidated BBA Shares as the case may be;
"BBA Shareholders"	holders of BBA Shares and "BBA Shareholder" shall be construed accordingly;
"BBA Share Register"	the register of members of the Company;
"BBA UK Pension Scheme"	the pension scheme known as the BBA Income and Protection Plan;
"BDBP"	the BBA 2006 Deferred Bonus Plan details of which are set out at paragraph 2 of section A of Part 6 (Employee share plans);
"BESOP"	the BBA Executive Share Option Plan details of which are set out at paragraph 4 of section A of Part 6 (Employee share plans);
"Blowitex"	Blowitex Vliesstoffe International GmbH;

"BLTIP"	the BBA Long Term Incentive Plan details of which are set out at paragraph 3 of Section A of Part 6 (Employee share plans);
"Board" or "Directors"	the directors of BBA Group plc for the time being whose names are set out in Part VI of this document;
"Boker Sellers"	has the meaning given to such term in paragraph 9.1.6 of Part 7 (Additional information);
"Bonus"	has the meaning given to such term in paragraph 8 of Part 1 (Chairman's letter);
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which banks are open for business (other than solely for trading and settlement in Euro) in London;
"Business Hours"	9.30 a.m. to 5.30 p.m. on a Business Day;
"Capita Registrars"	a trading name of Capita IRG Plc;
"Certificated" or "in Certificated Form"	not in Uncertificated Form;
"Circular"	this document and appended notice;
"Citigroup"	Citigroup Global Markets Limited;
"Code"	has the meaning given to such term in paragraph 5 of Part 2 (Key information for BBA Shareholders);
"Consolidated BBA Shares"	the ordinary shares of BBA as consolidated pursuant to the Share Consolidation;
"Continuing Group"	BBA Group plc and its subsidiary undertakings following the Demerger (including Becorit GmbH);
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such regulations);
"DAI"	Dallas Airmotive, Inc.;
"Deferred Award"	has the meaning given to such term in paragraph 2.3 of section A of Part 6 (Employee share plans);
"Demerger"	the proposed separation of the Fiberweb Nonwovens Business from the BBA Group by way of demerger as described in this document and the accompanying Prospectus;
"Demerger Agreement"	the demerger agreement dated 30 October 2006 between BBA and Fiberweb;
"Demerger Dividend"	the proposed dividend of the Company's interest in Fiberweb as set out in the Demerger Resolution;
"Demerger Record Time"	4.30 p.m. on 16 November 2006 being the latest time by which transfers of BBA Ordinary Shares must be received for registration by BBA in order to allow transferee's to be recognised as eligible for the Demerger Dividend;
"Demerger Resolution"	the resolution numbered 2 as set out in the notice of Extraordinary General Meeting accompanying this document;
"Deposited Shares"	has the meaning given to such term in paragraph 2.4 of Section B of Part 6 (Employee share plans);
"DRIP"	a dividend reinvestment plan;
"DTT"	Deloitte Touche Tohmatsu;
"EBITDA"	operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortization;

"EGM" or "Extraordinary General Meeting"	the extraordinary general meeting of the Company to be held at New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA at 2.15 p.m. on 16 November 2006, or any adjournment thereof, notice of which is set out at the end of this document;
"EPS"	earnings per share;
"ER&O"	engine repair and overhaul;
"ESOP"	the Fiberweb Executive Share Option Plan details of which are set out at paragraph 4 of section B of Part 6 (Employee Share Plans);
"Euro" or "€"	the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;
"Existing BBA Share Schemes"	the BBA Group 1994 Executive Share Option Scheme; the BBA Group 1995 Share Appreciation Rights Plan; the BBA Group 2004 Long-Term Incentive Plan; the BBA Group 1994 Savings-Related Share Option Scheme; and the BBA Group 2004 Savings-Related Share Option Scheme;
"FBO"	fixed based operation;
"FHL"	Fiberweb Holdings Limited;
"Fiberweb"	Fiberweb plc, whose registered office is Victoria Villas, Richmond on Thames, London TW9 2GW (registered in England and Wales No. 5683352);
"Fiberweb Articles of Association"	the articles of association of Fiberweb from time to time;
"Fiberweb Agent"	has the meaning given to such term in paragraph 9.2.1 of Part 7 (Additional information);
"Fiberweb Board"	the board of directors of Fiberweb from time to time;
"Fiberweb Employee Share Plans"	the Share Matching Plan, the LTIP, the ESOP, the SIP and the SAYE Scheme;
"Fiberweb Facility"	has the meaning given to such term in paragraph 9.2.1 of Part 7 (Additional information);
"Fiberweb Facility Agreement"	has the meaning given to such term in paragraph 9.2.1 of Part 7 (Additional information);
"Fiberweb Group"	Fiberweb plc and its subsidiaries from time to time;
"Fiberweb Lenders"	has the meaning given to such term in paragraph 9.2.1 of Part 7 (Additional information);
"Fiberweb Nonwovens Business"	the business of producing nonwovens materials carried on by the Fiberweb Group;
"Fiberweb Remuneration Committee"	the remuneration committee of the Fiberweb Board;
"Fiberweb Scheme"	the new Fiberweb pension scheme as more particularly described in paragraph 8.1 of Part 10 (Additional information) of the Prospectus;
"Fiberweb Shares"	ordinary share of 5 pence each in the share capital of Fiberweb;
"Fiberweb Shareholders"	holders of Fiberweb Shares and "Fiberweb Shareholder" shall be construed accordingly;
"Fiberweb Share Register"	the register of members of Fiberweb;
"Fractional Entitlement Shares"	has the meaning given to such term in paragraph 1.3 of Part 2 (key information for BBA Shareholders);

"Free Shares"	has the meaning given to such term in paragraph 6.3 of Section B of Part 6 (Employee share plans);
"Friction Vendors"	has the meaning given to such term in paragraph 9.1.10 of Part 7 (Additional information);
"FSMA"	Financial Services and Markets Act 2000 (as amended);
"GAAP"	generally accepted accounting principles;
"H+S"	H+S Aviation Limited;
"HMRC"	HM Revenue & Customs;
"IAS"	International Accounting Standards;
"ICI"	Imperial Chemical Industries plc;
"ICTA"	Income and Corporation Taxes Act 1988;
"IFRS"	International Financial Reporting Standards;
"Intra-Group Loans"	has the meaning given to such term in paragraph 8 of Part 7 (Additional information);
"ITEPA"	Income Tax (Earnings and Pensions) Act 2003;
"Joint Sponsors' Agreement"	has the meaning given to such term in paragraph 9.2.4 of Part 7 (Additional information);
"Listing Rules"	the listing rules made by the UKLA under FSMA;
"London Stock Exchange"	London Stock Exchange plc;
"LTIP"	the Fiberweb Long-Term Incentive Plan details of which are set out in paragraph 3 of section B of Part 6 (Employee share plans);
"Matching Award"	has the meaning given to such term in paragraph 2.3 of Section A of Part 6 (Employee share plans);
"Matching Shares"	has the meaning given to such term in paragraph 6.5 of Section B of Part 6 (Employee share plans);
"Merrill Lynch"	Merrill Lynch International;
"New BBA Employee Share Plans"	the BDBP, the BLTIP and the BESOP;
"new holding"	has the meaning given to such term in paragraph 4.2(a) of Part 2 (Key information for BBA Shareholders);
"Non-Consolidated BBA Shares"	the issued ordinary shares of 25 pence each in the share capital of the Company as at the date of this document;
"OEMs"	original equipment manufacturers;
"Official List"	the official list maintained by the FSA for the purposes of Part VI of FSMA;
"Ontic Sellers"	has the meaning given to such term in paragraph 9.1.2 of Part 7 (Additional information);
"Organschaft"	has the meaning given to such term in paragraph 9.2.2(q) of Part 7 (Additional information);
"Original BBA Facility Agreement"	has the meaning given to such term in paragraph 9.1.1 of Part 7 (Additional information);
"Others"	has the meaning given to such term in paragraph 9.2.11 of Part 7 (Additional information);
"P&G"	Procter & Gamble;
"P&G Contracts"	has the meaning given to such term in paragraph 3 of Section C of Part 5 (Risk factors);

"Partnership Shares"	has the meaning given to such term in paragraph 6.4 of Section B of Part 6 (Employee share plans);
"PFIC"	passive foreign investment company;
"Preference Shares"	the 5% cumulative preference shares of £1 each in the Company;
"Premier"	Premier Turbines;
"pro forma financial information"	has the meaning given to such term in the Accountants' Report on Pro Forma Financial Information contained in Part 4 (Unaudited pro forma statement of consolidated net assets of the Continuing Group);
"Prospectus"	the prospectus relating to Fiberweb dated 31 October 2006 accompanying this document;
"Purchased Shares"	has the meaning given to such term in paragraph 2.3 of section A of Part 6 (Employee share plans);
"Repayments"	has the meaning given to such term in paragraph 8 of Part 7 (Additional information);
"Resolutions"	the resolutions numbered 1 to 12 to be proposed at the Extraordinary General Meeting set out in the notice of the EGM at the end of this document;
"SAYE Scheme"	the Fiberweb Savings-Related Share Option Scheme details of which are set out in paragraph 5 of section B of Part 6 (Employee share plans);
"SEC"	the United States Securities and Exchange Commission;
"SEK"	the lawful currency of Sweden for the time being;
"SFSP"	Signature Flight Support Paris;
"Share Consolidation"	the proposed consolidation to be effected by consolidating every 25 BBA ordinary shares of nominal value 25 pence each into 21 BBA ordinary shares of $29\frac{16}{21}$ pence each, described in more detail in paragraph 1.2 of Part 2 of this document;
"Share Matching Plan"	the Fiberweb Deferred Share Matching Plan details of which are set out in paragraph 2 of section B of Part 6 (Employee share plans);
"SIP"	the Fiberweb Share Incentive Plan details of which are set out in paragraph 6 of section B of Part 6 (Employee share plans);
"sterling" or "£" the	lawful currency of the United Kingdom for the time being;
"Supply Agreement"	has the meaning given to such term in paragraph 12.2.1 of Part 7 (Additional information);
"Tecnofibra Vendors"	has the meaning given to such term in paragraph 9.1.8 of Part 7 (Additional information);
"TransAir"	TransAir Holdings SAS;
"Transitional Services Agreement"	the transitional services agreement dated 30 October 2006 between BBA and Fiberweb;
"TSR"	has the meaning given to such term in paragraph 3.7 of Section A of Part 6 (Employee share plans);
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;

"Uncertificated Form"	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations 2001 (SI 2001 No 3755), may be transferred by means of CREST;
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"US" or "United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
"US Dollar" or "$"	the lawful currency of the United States of America for the time being;
"US Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"US Holder"	has the meaning given to such term in paragraph 5 of Part 2 (Key information for BBA Shareholders); and
"US Securities Act"	the United States Securities Act of 1933, as amended.

BBA GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of BBA Group plc (the "**Company**") will be held at New Connaught Rooms, 61–65 Great Queen Street, London WC2B 5DA on 16 November 2006 at 2.15 p.m. for the purposes of considering and, if thought fit, passing the following as an ordinary resolutions:

Resolutions

THAT

1. the Demerger (as defined in the circular to BBA Shareholders dated 31 October 2006 (the "**Circular**")) be and hereby is approved;

2. conditional upon the passing of resolution 1 in this notice and on the ordinary shares (the "**Fiberweb Shares**") of Fiberweb plc ("**Fiberweb**") being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc's market for listed securities ("**Fiberweb Admission**"), a dividend *in specie* of Fiberweb Shares credited as fully paid (the "Demerger Dividend") is declared and the Directors of the Company be and are hereby authorised to pay the Demerger Dividend, to the ordinary shareholders of the Company on the register of members at 4.30 p.m. (London time) on 16 November 2006 (or such other time or date as the Directors (or any duly authorised committee of them) may determine) (the "**Demerger Record Time**") in the proportion of one Fiberweb Share for four BBA Shares then held by such shareholders so that immediately prior to Admission all holders of ordinary shares in the Company will hold one Fiberweb Share for every four BBA Shares held at the Demerger Record Time provided that where such dividend *in specie* results in any member being entitled to a fraction of a Fiberweb Share, such fraction shall, so far as possible be aggregated with the fractions of Fiberweb Shares to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person on behalf of the relevant members, all Fiberweb Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto;

3. subject to and conditional upon the passing of the resolutions numbered 1 and 2 in this notice, on Fiberweb Admission and the Consolidated BBA Shares (as defined below) being admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities ("**BBA Admission**"), every one issued and every authorised but unissued ordinary share of nominal value of 25 pence each in the capital of the Company (the "**Non-Consolidated BBA Shares**") be sub-divided into 21 ordinary shares of nominal value of $1\frac{4}{21}$ pence each in the capital of the Company and forthwith upon such sub-division every 25 of such sub-divided shares be consolidated into one consolidated BBA Share of nominal value of $29\frac{16}{21}$ pence each in the capital of the Company (the "**Consolidated BBA Shares**") as described in paragraph 1.2 of Part 2 of the Circular provided that where such share consolidation results in any member being entitled to a fraction of a Consolidated BBA Share, such fraction shall, so far as possible be aggregated with the fractions of Consolidated BBA Shares to which other members of the Company may be entitled and the Directors be and are hereby authorised to sell (or appoint any other person to sell) to any person on behalf of the relevant members, all BBA Consolidated Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto;

4. the Directors of the Company be and are hereby authorised and instructed to do or procure to be done all such acts and things on behalf of the Company and any of its subsidiaries as they consider necessary or expedient for the purpose of giving effect to the Demerger and the share consolidation described in the resolutions numbered 1, 2 and 3 in this notice with such amendments, modifications, variations or revisions thereto as are not of a material nature;

5. subject to the share consolidation described in the resolution number 3 in this notice becoming effective and conditional on BBA Admission, the Directors be and are hereby generally and unconditionally authorised, pursuant to section 166 of the Companies Act 1985, to make one or more

market purchases (as defined in section 163(3) of such Act) of BBA Shares of nominal value $29\frac{16}{21}$ pence each on such terms and in such manner as the Directors shall determine, provided that:

(i) the maximum aggregate number of Consolidated BBA Shares authorised to be acquired shall be 61,703,112;

(ii) the maximum price (exclusive of expenses) which may be paid for a Consolidated BBA Share shall be the higher of (a) not more than 5% above the average of the closing price (as derived from the London Stock Exchange Daily Official List) for the BBA Shares on the 5 business days immediately preceding the day on which the BBA Share is contracted to be purchased; and (b) the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out;

(iii) the minimum price which may be paid for a BBA Share shall be $29\frac{16}{21}$ pence, which amount shall be exclusive of expenses;

(iv) the authority shall expire, unless previously revoked or varied, on 15 May 2008 or, if earlier, at the conclusion of the next Annual General Meeting of the Company after the passing of this resolution, provided that the Company may make a contract to purchase BBA Shares under this authority before the expiry of such authority which may or will be executed wholly or partly after the expiry of such authority and may make a purchase of BBA Shares pursuant to any such contract; and

(v) all BBA Shares purchased pursuant to the said authority shall either:

(a) be cancelled immediately upon completion of the purchase; or

(b) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

6. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Deferred Bonus Plan ("**BDBP**") and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect;

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BDBP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BDBP;

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BDBP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BDBP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

7. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Long-Term Incentive Plan ("**BLTIP**") and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect;

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BLTIP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BLTIP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BLTIP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BLTIP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

8. conditional upon the passing of resolutions numbered 1 and 2 in this notice:

(i) the BBA 2006 Executive Share Option Plan ("**BESOP**") and one or more employee trusts, a summary of which is set out in section A of Part 6 of the Circular, be and is hereby approved and the directors of the Company be and are hereby authorised to do all such acts and things as may be necessary to carry it into effect; and

(ii) the directors of the Company be and are hereby authorized to establish a further scheme or schemes containing such provisions as the directors may decide subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares which may be available from time to time under the BESOP;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, exchange control and securities laws contain limitations so as to ensure, so far as the directors consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the BESOP; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of the Company in general meeting if such approval would be required to amend the comparable provision in the BESOP; and

(iii) the directors of the Company be and they are hereby authorised to vote and be counted in the quorum on any matter connected with the BESOP and the schemes referred to in paragraph (ii) of this resolution (except that no director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting contained in the articles of association of the Company is hereby relaxed accordingly;

9. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

(i) the establishment by Fiberweb of the Fiberweb Deferred Share Matching Plan, (the "**Share Matching Plan**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

(ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

(a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the Share Matching Plan;

(b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the Share Matching Plan; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the Share Matching Plan;

10. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

 (i) the establishment by Fiberweb of the Fiberweb Long-Term Incentive Plan (the "**LTIP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

 (ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

  (a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the LTIP;

  (b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the LTIP; and

  (c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the LTIP;

11. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

 (i) the establishment by Fiberweb of the Fiberweb Executive Share Option Plan (the "**ESOP**") and one or more employee trusts, a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

 (ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

  (a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the ESOP;

  (b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the ESOP; and

  (c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the ESOP.

12. conditional upon the passing of resolutions numbered 1 and 2 in this notice and on Fiberweb Admission:

 (i) the establishment by Fiberweb of the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme (the "**All-employee Plans**"), a summary of each of which is set out in section B of Part 6 of the Circular, be and are hereby approved; and

 (ii) the conferring upon the directors of Fiberweb of the authority to establish a further scheme or schemes containing such provisions as those directors may decide be and is hereby approved subject to the following:

  (a) such schemes must operate within the limits on the number of ordinary shares of Fiberweb which may be made available from time to time under the All-employee Plans;

  (b) such schemes must, except to the extent necessary or desirable to take account of overseas tax, securities and exchange control laws, contain limitations so as to ensure, so far as the directors of Fiberweb consider practicable, that the participants in such schemes obtain no greater benefit than employees participating in the All-employee Plans; and

(c) once established, the provisions of such schemes may not be amended without the prior approval of Fiberweb in general meeting if such approval would be required to amend the comparable provisions in the All-employee Plans.

Dated: 31 October 2006

By order of the Board

Sarah Shaw
Company Secretary

Registered Office:

7th Floor
20 Balderton Street
London
W1K 6TL

Registered in England and Wales No.: 53688

Notes:

1. A member of the Company entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll, vote instead of him and a form is enclosed for the use of members unable to attend the meeting. Members who have lodged Forms of Proxy are not thereby prevented from attending the meeting and voting in person if they so wish. A proxy need not be a member of the Company.

2. To be effective, the Form of Proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) must be lodged at the offices of Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.

3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members entered on the Register at 6:00 p.m. (London time) on the day two days before the meeting or, in the event that this meeting is adjourned, in the register of members as at 6:00 p.m. on the day two days before the date of the meeting or any adjourned meeting shall be entitled to attend and vote at the relevant meeting in respect of the number of ordinary shares registered in their names at any time. Changes to the entries on the register of members after this time, or in the event that this meeting is adjourned, in the register of members after 6:00 p.m. on the day two days before the date of the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting.

4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's agent Capita Registrars (CREST participant ID RA10) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

   CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

(This page has been left blank intentionally.)

Fiberweb®

Fiberweb plc
Introduction to the Official List

November 2006

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. When considering what action you should take, you should seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

If you sell or have sold or otherwise transferred all of your shares in BBA, please send this document and any accompanying documents or forms as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee. If you have sold part only of your holding of shares in BBA, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

A copy of this document, which is a prospectus relating to Fiberweb prepared in accordance with the Prospectus Rules in relation to the admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities, has been filed with the Financial Services Authority and made available to the public as required by paragraph 3.2 of the Prospectus Rules. Fiberweb and each of the Directors, whose names appear on pages 19 and 164 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors, the information contained in this document is in accordance with the facts and does not omit anything likely to affect its import.

No Ordinary Shares have been marketed to, nor are available for purchase by, the public in the United Kingdom or elsewhere in connection with the introduction of the Ordinary Shares to the Official List and admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities. This document does not constitute an offer or invitation for any person to subscribe for or purchase any securities in Fiberweb.

This document has been prepared in connection with the demerger of the Fiberweb Business of BBA as described in this document, and assumes that, unless the context requires otherwise, the Demerger has become effective.

Application will be made to the FSA for the entire ordinary share capital of Fiberweb, issued and to be issued, to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange's market for listed securities, constitutes admission to official listing on a stock exchange in the United Kingdom. These applications are subject to the passing of the resolution concerning the Demerger and certain related resolutions by BBA Shareholders at the Extraordinary General Meeting. It is currently expected that admission of the Ordinary Shares, to be issued to persons on the BBA Share Register at 4.30 p.m. on 16 November 2006, to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that unconditional dealings will commence in the Ordinary Shares at 8.00 a.m. on 17 November 2006. No application is currently intended to be made for the Ordinary Shares to be admitted to listing or dealing on any other exchange.

FIBERWEB PLC

(incorporated in England and Wales under the Companies Act 1985 with registered number 5683352)

Introduction of up to 122,625,000 ordinary shares of 5 pence each to the Official List

---

YOUR ATTENTION IS DRAWN TO THE RISK FACTORS SET OUT AT PAGES 10 TO 14 OF THIS DOCUMENT.

Citigroup and Merrill Lynch, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for BBA and Fiberweb and no one else in connection with the Demerger and Admission and will not be responsible to anyone other than BBA and Fiberweb for providing the protections afforded to their clients or for providing advice in relation to the Demerger and Admission.

The distribution of this document in certain jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Ordinary Shares to be distributed in connection with the Demerger will not be, and are not required to be, registered with the SEC under the United States Securities Act of 1933 or under the laws of any state, district or other jurisdiction of the United States or any Excluded Territory. Neither the SEC nor any US state securities commission has approved or disapproved the Ordinary Shares or passed comment or opinion upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The attention of Overseas Shareholders or other recipients of this document who are residents or citizens of, or located in, any country other than the United Kingdom is drawn to the section entitled "Securities Laws" in Part 10 of this document.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any Ordinary Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Fiberweb since the date hereof or that the information in this document is correct as of any time after the date of this document.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY.

CONTENTS

Forward-looking statements

This document includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "anticipates", "targets", "aims", "continues", "projects", "assumes", "expects", "intends", "may", "will", "would" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the Group's intentions, beliefs or current expectations concerning, among other things, the Group's result of operations, financial condition, liquidity, prospects, growth strategies and the industries in which the Group operates. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements, including without limitation conditions in the markets, market position of the Group, earnings, financial position, cash flows, return on capital, anticipated investments and capital expenditures, changing business or other market conditions and general economic conditions. These and other factors could adversely affect the outcome and financial effects of the plans and events described herein. Forward-looking statements contained in this document based on past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Fiberweb does not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions or assumptions or other factors, unless required to do so by the Prospectus Rules, the Listing Rules or the Disclosure Rules.

PART 1

SUMMARY

The following summary information should be read as an introduction to this prospectus. Any decision should be based on consideration of the document as a whole and not solely on this summarised information. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (EEA) civil liability will attach to the Directors in any such member state for this summary, including any translation hereof if, but only if, this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the investor who brings such a claim might, under the national legislation of the EEA states, be required to bear the costs of translating this document before legal proceedings are initiated.

1. Summary description of Fiberweb

Fiberweb was a division of BBA, a UK listed company with a market capitalisation as at 27 October 2006 of approximately £1.3 billion. BBA has built the Fiberweb Business over nearly 20 years into one of the largest groups by sales that operates globally in the nonwovens industry. In the nonwovens market, Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories. In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Within industrial specialities, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets. The Directors believe that many of the markets within which Fiberweb operates have good growth potential.

The following charts show the proportion of Fiberweb's sales, EBIT(1) and EBITDA(2) on a divisional and geographic basis:

Divisional overview

2005 sales—£619.3 million


31%
69%
Hygiene
Industrial

2005 EBIT(1)—£44.0 million


48%
52%
Hygiene
Industrial

2005 EBITDA(2)—£89.3 million


33%
67%
Hygiene
Industrial

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ended 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Geographic overview

2005 sales—£619.3 million


4%
51%
45%
Americas
Europe
Asia/other

2005 EBIT(1)—£44.0 million


7%
36%
57%
Americas
Europe
Asia/other

2005 EBITDA(2)—£89.3 million


7%
45%
48%
Americas
Europe
Asia/other

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ending 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Fiberweb manufactures an extensive range of nonwoven products, utilising spunbond, meltblown, hydro-entangled, airlaid and carded processes as well as a wide variety of additional processes such as lamination, printing and conversion.

Fiberweb's management believes that successful innovation is important to the continuing success of the business. Accordingly, Fiberweb spends approximately 1.3% of its revenues on technical services and research and development which management believes is crucial to maintain its level of competitiveness.

Until recently, Fiberweb has focused on growing the hygiene business, through forging strong relationships with the global market leaders in consumer products and, in particular, with P&G. Fiberweb became a market leader in the spunbond segment in both North America and Europe, and focused on being the leader in the development of higher-margin new products for diapers.

While Fiberweb has had a generally high-margin industrial specialities business for many years, with a strong position in North America in particular, it has not been the focus for growth. Since June 2005, the focus has shifted towards developing these niche industrial business areas which offer scope for technological and commercial differentiation. The Directors believe that the global industrial specialities markets have good prospects for profitable growth which Fiberweb can exploit.

Fiberweb has suffered from declining profitability for a number of years. This has been due to a number of factors including: (i) marked increases in raw material and utility costs; (ii) increased competitive activity especially in the hygiene business with a large number of modern production lines commissioned which have intensified pricing pressure; (iii) poor operational performance at a number of manufacturing sites; and (iv) a lack of investment in certain areas, particularly spunbond.

The North American hygiene division, in particular, has experienced a marked deterioration in profits over the last three years primarily due to a loss of competitiveness in the core spunbond market. This was partly responsible for the loss of a major customer for medical spunbond fabrics. The European hygiene division has suffered a smaller reduction in its profitability because of a capital expenditure programme which allowed for some asset renewal. In addition, both businesses have suffered from over-capacity in the wipes market.

Following the appointment of a new Chief Executive Officer in June 2005, Fiberweb has defined and begun to implement a turnaround programme. As a result, a programme of restructuring, rationalisation and investment has been undertaken and will continue in order to improve competitiveness at its manufacturing sites. This includes the potential closure of certain sites, the relocation of manufacturing lines from their historical locations to existing Fiberweb sites and the introduction of new manufacturing lines.

In particular, a restructuring plan in relation to the North American hygiene division has been completed in order to restore an acceptable level of profitability by reducing costs, simplifying structures and cutting

uncompetitive capacity. The North American hygiene restructuring plan has involved the closure of six out of 12 major production lines in the division and the reduction of approximately 30% of the workforce. Fiberweb's management is also considering the possibility of introducing a new spunbond line or an airlaid line (as in Europe), with a view to improving the profitability of the North American hygiene division during 2008 and 2009.

In addition to the North American hygiene division restructuring programme, Fiberweb has approved a restructuring of Terram, UK (with a cash cost of £1 million) and is carrying out a strategic review of its Griswoldville, Massachusetts operations. In Asia, Fiberweb is actively pursuing the sale of its 50% interest in its Thai joint venture, CNC.

Across its chosen core markets, Fiberweb has a number of important customers who are amongst the leaders in their fields including P&G (accounting for approximately one-third of sales), Kimberly-Clark, SCA, Hartmann, Huish, Huttig and Unilever. Fiberweb's emphasis on innovation, quality and service underpins these long-standing customer relationships.

Fiberweb is a global business headquartered in the UK, with 24 manufacturing facilities (including its joint venture operations in Thailand and investments in Saudi Arabia and South Africa) spread across 13 countries globally with the majority of Fiberweb's activities located in Europe and North America. Fiberweb employs nearly 3,000 people and its senior executive committee comprises an international team of eight individuals who between them have extensive experience in both the nonwovens business and in leading international manufacturing businesses and key account management.

While Fiberweb has several strong market positions, its recent financial performance has been disappointing. The Directors and senior executive management are undertaking a turnaround strategy for Fiberweb which may involve further major changes in the business, including restructuring, investment, disposals and acquisitions.

Application will be made for the Fiberweb shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. Fiberweb is expected to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE SmallCap Index.

2. Key strengths

2.1 Leading market positions

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. It has developed strong positions within most of its core markets, borne out by its broad customer base and high market shares in some product areas.

2.2 Technological expertise

Fiberweb makes substantial investment in technology and research and development to support its continual need for effective new product and process development to maintain and grow a number of market-leading positions. Through its state-of-the-art research and development facilities, Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and, ultimately, the end user. In order to apply the best new technological advances to end products, Fiberweb often works in partnership with its customers to develop or refine nonwovens to include the characteristics required by new products, such as strength, softness, absorbency, stretch, flexibility and weight.

2.3 Strong customer relationships

The majority of Fiberweb's turnover is derived from a relatively small number of customers. Fiberweb's high standards of service and supply coupled with its close co-operation with its customers in developing new products helps to ensure that Fiberweb enjoys continuing strong relationships with these customers.

Fiberweb has been a major supplier to P&G for many years, and the Directors believe that Fiberweb is the single largest supplier of nonwoven fabrics to P&G. Fiberweb and P&G have together developed and launched several new products and Fiberweb has made several large investments with the contractual support of P&G.

2.4 Global reach

Nonwovens markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not economically viable. Fiberweb has a presence in all of the major global regions, although concentrated primarily today in North America and Europe. The Directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into the higher growth emerging markets.

2.5 Management team

In June 2005, Daniel Dayan was recruited as the new Chief Executive Officer and more recently Simon Bowles was recruited as Chief Financial Officer. In addition to the appointment of these executive directors, Fiberweb has appointed Malcolm Coster as non-executive Chairman and Richard Stillwell, Peter Hickman and Brian Taylorson as non-executive Directors. The Directors believe that Fiberweb's scale, product innovation and potential will enable it to continue to attract highly qualified personnel.

3. Strategy

Following the Demerger, Fiberweb's strategy will continue to be to create value for shareholders through the successful implementation of its turnaround programme. This programme is designed to secure Fiberweb's position as a leading supplier of speciality nonwoven fabric solutions, and has five major elements:

(i) cost reduction and the elimination of loss-making activities;

(ii) improvement in operational performance, particularly in manufacturing;

(iii) profitable growth in selected nonwoven industrial specialities markets globally, where Fiberweb can secure sustainable differentiation through a combination of product or process technology, brand strength or channel management. This will include:

- innovation to provide new nonwoven products offering better customer value;
- examining growth opportunities in emerging markets such as Latin America and Asia;
- improving operational efficiencies; and
- examining opportunities to add value to customers by supplying complete nonwoven-containing components or products rather than only nonwoven fabrics;

(iv) further development of profitable hygiene business areas where Fiberweb can secure a sustainable advantage through scale, technology or customer relationships. This will include:

- investment in cost-leading technology to replace less competitive capacity;
- innovation to provide customers with lower-cost and higher-performance products;
- examining opportunities to reduce raw material costs through commercial or technological means; and

(v) improving cashflow and focus on debt reduction through working capital and other operational improvements.

4. Risk factors

The following risks should be considered carefully together with all other information set out in this document. The risks attaching to an investment in Fiberweb include:

(i) a material increase in raw material and/or energy prices that cannot be passed on to customers may materially affect Fiberweb's results and financial condition;

(ii) a failure by Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products;

(iii) Fiberweb's relationship with P&G;

(iv) the risks inherent in transferring and starting up manufacturing lines;

(v) a negative change in economic, market or trading conditions in Fiberweb's customer markets;

(vi) a failure to develop new products and processes could result in reduced competitiveness;

(vii) competition in the market;

(viii) price reductions;

(ix) an adverse or uncertain outcome in relation to any disputes with respect to material patents or other material proprietary rights may adversely affect Fiberweb's competitive position or interrupt or adversely affect Fiberweb's ability to carry on its business;

(x) the ability to complete acquisitions and integrate successfully operations of acquired businesses;

(xi) disruption to systems and production facilities;

(xii) actions taken which may affect the tax free status of the US reorganisation;

(xiii) exchange rate fluctuations;

(xiv) interest rate fluctuations;

(xv) maintenance of good working relationships in joint venture arrangements together with the related costs and difficulties in managing joint venture operations;

(xvi) violations of environmental and health and safety law;

(xvii) changes in legislation and fiscal and regulatory policies;

(xviii) the loss of key directors and employees;

(xix) no prior public market for the Ordinary Shares;

(xx) Fiberweb's US shareholders may not be able to exercise pre-emptive rights;

(xxi) volatility of share price; and

(xxii) shareholder approval.

5. Summary financial information

The table below sets out Fiberweb's summary financial information for the periods indicated. The contents have been extracted without material adjustment from Part 8 (Financial information) of this document which has been prepared in accordance with UK GAAP and IFRS (as applicable). Readers should read the whole of this document and not rely solely on the summarised information set out below.

	Six months ended 30 June		Year ended 31 December			
	IFRS 2006	IFRS 2005 unaudited	IFRS 2005	IFRS 2004	UK GAAP 2004	UK GAAP 2003
	£m	£m	£m	£m	£m	£m
Revenue	309.4	313.8	619.3	552.8	552.8	508.1
Underlying operating profit*	13.4	23.9	44.0	48.4	49.0	47.9
Operating (loss)/profit	(71.2)†	22.2	23.9	44.1	38.3	30.4
(Loss)/profit before tax	(79.2)	14.2	8.6	27.1	22.4	18.0
Basic earnings per ordinary share:**						
Adjusted***	0.7p	8.2p	15.1p	15.7p	14.1p	11.8p
Unadjusted	(50.1)p	6.9p	3.5p	12.3p	7.0p	0.2p
Net assets	491.1	n/a	540.1	520.8	525.3	528.6

* For IFRS, presented as operating profit (loss) before restructuring costs and non-recurring items and, for UK GAAP, presented as operating profit (including share of operating profit of associates) before goodwill amortisation and exceptional items.

** Earnings per share has been calculated based on the estimated number of shares to be issued on Demerger.

*** Adjusted basic earnings per ordinary share is presented for IFRS before restructuring costs and non-recurring items and for UK GAAP before goodwill amortisation and exceptional items.

† The operating loss for the period ended 30 June 2006 includes £84.6 million of restructuring costs and non-recurring items.

6. Board and senior management

On Admission, the members of the Board and their ages and positions will be:

Name	Age	Position	Year first joined the Group
Malcolm Coster	62	Non-Executive Chairman	2006
Daniel Dayan	42	Chief Executive Officer	2005
Simon Bowles	49	Chief Financial Officer	2006
Peter Hickman	43	Non-Executive Director	2006
Richard Stillwell	57	Non-Executive Director	2006
Brian Taylorson	50	Non-Executive Director	2006

On Admission, in addition to the Board, the Senior Managers and their ages and positions will be:

Name	Age	Position	Year first joined the Group
Derek Anderson	43	President Americas Industrial	2001
Bridget Bradshaw	37	Head of HR and Change	2005
Derek Chan	48	President Asia	2006
Gianluigi Fornoni	54	President Europe	1990
Carsten Heldmann	41	Head of Research and Development	2005
David Rousse	53	President Americas Hygiene	2005

7. Summary of the Demerger

The Demerger will be implemented by BBA Group declaring a special dividend on the BBA Ordinary Shares at the EGM. The dividend will be an *in specie* distribution by BBA of the Ordinary Shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of:

one Fiberweb Share for four BBA Group Shares

held at the Record Date.

The Demerger is conditional, amongst other things, upon the passing at the EGM of the resolutions approving and implementing the Demerger set out in the EGM Notice. The Demerger will be effective upon Admission.

The number of Ordinary Shares to be distributed is not expected to exceed 122,625,000 based on the number of BBA Group Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document).

Application has been made for the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Ordinary Shares will commence at 8:00 a.m. on 17 November 2006.

8. Allocation of debt

As at 30 September 2006, Fiberweb has been allocated approximately £175 million of net debt. Fiberweb's borrowing requirements (including the payments described below) will be funded from a new $439.5 million committed, multi-currency, five year banking facility.

Completion of the Demerger is conditional upon the prior repayment by Fiberweb to BBA of approximately £184 million of intra-group debt, plus any additional amounts (capped, in aggregate, at £10 million) which Fiberweb borrows from BBA between 1 October 2006 and Admission in respect of the Fiberweb Group's working capital requirements, plus interest. Subject to BBA's receipt of these amounts before Admission, all other intra-group loans from the BBA Post-Demerger Group to the Fiberweb Group will be capitalised or waived before Admission.

9. Dividend policy

The Directors believe that, had Fiberweb been operating as an independent listed company since the beginning of 2006, the Directors would have recommended an interim dividend of 1.7 pence per Ordinary Share in respect of the first half of 2006.

The Board would typically consider the split between the interim and final dividends in respect of each financial year of 30% and 70% respectively. This should not be construed as a profit forecast.

The Directors intend to adopt a progressive dividend policy, taking into account Fiberweb's capital requirements and cash flows as well as ensuring an appropriate level of dividend cover.

10. Current trading and prospects

As stated in BBA's interim results announcement of 31 August 2006, Fiberweb's sales in the first half of 2006 were relatively stable but operating profit was considerably lower when compared with the equivalent period last year. That announcement also stated that trading conditions in Fiberweb were particularly challenging, which remains the case.

In Fiberweb's North American industrial division, spunbond sales remain strong with capacity constraints to be addressed through an investment in early 2007. In addition, the major polyester recycling facility at Old Hickory has been commissioned and is performing to plan. However, the slow down in the US housing market has been more significant than previously expected and has weakened prices for related products and, coupled with the external power supply failure at Fiberweb's Old Hickory site in the summer of 2006, has adversely impacted forecast sales for the second half of the year. In the European industrial division, the manufacturing line which was relocated from Toronto to Berlin is now fully operational and well loaded, although commissioning has taken longer than expected. As already announced, Terram, Fiberweb's UK geotextiles and geosynthetics business, is suffering from significant over-capacity in the market and high utility costs. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

In Fiberweb's North American hygiene division, the restructuring actions previously announced have been completed, and are achieving savings in line with expectations. However, the baby wipes business continues to suffer from weak volumes from a major customer, and initiatives to secure orders from private label converters are taking longer than expected. The spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan. The European hygiene business is performing in line with expectations, with strong volumes, although, as anticipated, wipes pricing remains weak. The construction of two major investments, an airlaid line in Italy and spunbond line in Sweden, are both proceeding to plan and these lines will be commissioned in early 2007. The Asian hygiene business continues to perform well.

In BBA's trading update of 27 June 2006, a profit forecast was made which indicated that, after a difficult first half, an improvement in performance in the second half of 2006 over the first half of 2006 was expected as a result of actions already in hand. However, in light of the weaker trading conditions set out above, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board believes that the underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year. Accordingly the previous profit forecast that referred to the improvement in performance in the second half of 2006 over the first half of 2006 is no longer valid and is withdrawn. There was also a profit forecast made, which indicated that for the year as a whole, performance in 2006 is expected below the prior year. Underlying operating profit for the year 2005 was £44.0 million. This is reported upon in Part 7 (Operating and financial review).

Nevertheless, Fiberweb continues to make progress on and is starting to benefit from the already announced restructuring, cost reduction, productivity and growth initiatives. The Fiberweb Board continues to believe that these initiatives will improve the underlying performance of the business. Furthermore, the recent fall in oil prices, if sustained, could lead to lower raw material prices during 2007.

Overall, while both trading and economic conditions are challenging, Fiberweb remains confident about its future prospects.

11. Working capital

In the opinion of Fiberweb, and taking into account Fiberweb's existing bank facilities, the working capital available to the Fiberweb Group is sufficient for the Fiberweb Group's present requirements, that is for the next 12 months following the date of this document.

PART 2

RISK FACTORS

This section of the prospectus addresses certain risks to which Fiberweb is exposed, which could adversely affect the business, results of operations, cash flow, financial condition, turnover, profits, assets, liquidity and capital resources and the dividend policy of Fiberweb. You should consider these risks carefully, together with all other information set out in this document.

Additional risks and uncertainties currently unknown to Fiberweb, or which Fiberweb currently considers immaterial, may also have an adverse effect on the financial condition or business of Fiberweb.

1. Raw material costs

Raw materials represent the single most important input for Fiberweb's production, representing approximately 50% of sales. Although there are a variety of raw materials used by Fiberweb, the key raw materials are polypropylene and polyester. The prices of polypropylene and polyester are a function of, among other things, the price of crude oil and monomer and polymer manufacturing capacity and demand. Fiberweb's business has been affected by significant increases in raw material prices over the last three years and the high prices of raw materials, especially polypropylene, have put pressure on Fiberweb's margins. The price of oil is a key driver of polypropylene prices and, like the price of oil, the price of polypropylene has been impacted by additional factors which have had a significant impact on its pricing including geopolitical factors, regional shifts in demand and supply and natural disasters. Whilst Fiberweb has been able to pass on the majority of polypropylene price increases to its customers, albeit with a time lag, there is still a material exposure to movements in raw material prices. Material increases in raw material prices that cannot be passed on to customers could have a material adverse effect on Fiberweb's results and financial condition.

2. Customer dependency

Across certain markets in which Fiberweb operates, there is a high degree of dependency on maintaining good relationships with a relatively small number of key customers. The failure of Fiberweb and its key customers to renew contracts could result in a significant reduction in the demand for its products. This is particularly the case for P&G which, through a large number of different contracts and purchasing arrangements of varying duration, accounted for approximately one-third of sales in 2005. Further details of Fiberweb's relationship with P&G is set out in Paragraph 11.1.3 of Part 5 (Information on the Company). Naturally, Fiberweb's customers periodically put their supply requirement out to tender. Currently, a collection of contracts with one customer, representing approximately 10% of Fiberweb's revenues are under negotiation as part of a larger tender exercise. The result of that exercise may be that Fiberweb's increases its share of that customer's business, although conversely that share may decrease or business be lost. The Directors believe Fiberweb has appropriate procedures in place to monitor this risk and, historically, has been generally successful in agreeing new contracts with key customers or extending existing contracts.

3. Relationship with P&G

Fiberweb has entered into a large number of different contracts and purchasing arrangements with P&G (the "P&G Contracts"). A number of the P&G Contracts contain change of control clauses which gives P&G the right to reduce purchases under the P&G Contracts or even terminate the P&G Contracts in the event of a change in control of the Fiberweb Group company which is a party to the relevant P&G Contract. The pre-Demerger reorganisation involves the subsidiaries which carry on the Fiberweb Business being transferred to intermediate holding companies which are directly or indirectly wholly-owned by Fiberweb. This pre-Demerger reorganisation or the Demerger itself may give P&G the option to exercise its rights in relation to the change of control clauses in the P&G Contracts. While Fiberweb has received an acknowledgement from P&G that they intend to work co-operatively with Fiberweb through the Demerger process, there can be no assurance that P&G will not exercise in full or in part its rights in relation to the change of control clauses in the P&G Contracts. Moreover, while the Directors believe that there are currently no other material issues affecting Fiberweb's relationship with P&G, there can be no assurance that P&G will not reconsider Fiberweb's position as one of its suppliers in the future. A deterioration in Fiberweb's relationship with P&G could threaten approximately one-third of Fiberweb's current business over the medium-term.

4. Restructuring, rationalisation and investment

Fiberweb has undertaken and will continue to undertake a programme of restructuring and rationalisation at its manufacturing sites in order to achieve its future objectives successfully. This includes the potential closure of certain sites, the relocation of manufacturing lines from their historical locations to existing Fiberweb sites and the introduction of new manufacturing lines. In particular, in light of current market conditions Fiberweb is actively reviewing its options in relation to its manufacturing site at Griswoldville in the US and has approved a restructuring plan for Terram in the UK. Furthermore, single line sites in Fiberweb's North American hygiene business may not continue to be competitive in the medium-term given their lack of scale, and therefore further site rationalisation may be necessary in the medium-term with possible associated restructuring costs. There are risks inherent in closing, transferring and in starting-up manufacturing lines. However, Fiberweb already uses comparable technology to that which it intends to use in most of the new lines which are currently planned, which may minimise the risks associated with starting up a new line.

5. Economics market and trading conditions

Fiberweb's sales, expenses and operating results could vary significantly from period to period as a result of a variety of factors, some of which are outside its control. These factors include general economic conditions, conditions specific to the market and conditions specific to Fiberweb. A negative change in economic conditions in Fiberweb's customer markets (including, for example, a downturn in the US housing market or a deterioration in consumer confidence) could adversely impact Fiberweb's business. In addition, significant increases in energy costs, the cost of transport and distribution and employment costs in the locations that Fiberweb's manufacturing sites are based could adversely impact the profitability of Fiberweb. Furthermore, Fiberweb also operates from sites based in Asia and Latin America which may be affected by political conditions in such regions.

Recent trading conditions for Fiberweb have been particularly difficult with continuing high raw material and energy costs coupled with significant over-capacity in certain markets (particularly wipes) which is contributing to price pressure. While Fiberweb's housewrap business has continued to grow, the housewrap market in the US is now showing some signs of weakness. Trading conditions at Fiberweb remain challenging and this may have an impact on Fiberweb's future profitability.

6. Changes in technology

Technological development, especially production technology, is a key driver of growth and of profitability in the nonwovens market and Fiberweb's growth is dependent on, among other things, its ability to renew its pipeline of new products and processes and to bring those products and processes to market. This ability may be adversely affected by difficulties or delays in product development such as the inability to: identify viable new products; successfully complete research and development; obtain relevant regulatory approvals; secure adequate intellectual property protection; or gain market acceptance of the new products and processes. Fiberweb's competitors may also develop new products and processes which may prevent Fiberweb from developing or using that particular product or process. Although Fiberweb operates a worldwide research and development group with state-of-the-art equipment which has generated a number of new products and processes, failure to continually invest to develop a steady stream of successful new products and processes could increase Fiberweb's cost base and result in reduced competitiveness.

7. Competition

Fiberweb faces competition from global competitors which provide similar products to those offered by Fiberweb. Competition in the industry is based upon: range and quality of products offered; the ability to deliver new products; geographical reach; reputation; price; and client relationships. Specifically, the hygiene market is characterised by large customers and some production over-capacity. In particular, competition in the wipes market has been particularly difficult with significant over-capacity and a loss of market share to private labels leading to decreased profitability. While these risks have not changed in nature over recent periods, prices and demand in Fiberweb's market could be negatively affected if supply increases significantly or if important customers reduce demand or request significantly reduced prices. In response to a changing competitive environment, Fiberweb may elect from time to time to make certain pricing, service or marketing decisions that could have an adverse effect on its sales, results of operations and financial condition.

8. Price reductions

In Fiberweb's hygiene division, customers are demanding price reductions to offset raw material price increases. Fiberweb has responded to this pressure by reducing the raw material content in its hygiene products, resulting in products with lower basis weights. Developing and producing products with lower basis weights is important for Fiberweb to be able to respond to its customers' demands for price reductions. However, outdated production technology has meant that Fiberweb is unable to produce products with lower basis weights on certain of its lines although much of this outdated capacity has now been closed. If Fiberweb is unable to meet its customers' demands for products with lower basis weight to meet their price expectations, this could lead to reduced sales and profitability.

9. Intellectual property

Fiberweb's success depends, in part, on its ability to protect current and future products and processes through securing, enforcing and defending its intellectual property rights. Fiberweb relies on a combination of trade marks, copyright, trade secrets, patents and contractual restrictions to establish and protect proprietary rights in its products and processes. There can be no assurance that these proprietary rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of Fiberweb's intellectual property rights by third parties which could harm Fiberweb. There can be no guarantee that patents will be granted with respect to patent applications for existing or new products or processes. Fiberweb may also be required to defend itself against claims of patent infringement or infringement of proprietary rights of third parties or to take action to protect its own proprietary rights. An adverse or uncertain outcome of any dispute with respect to material patents or other material proprietary rights may adversely affect Fiberweb's competitive position or interrupt or adversely affect Fiberweb's ability to carry on its business.

10. Acquisitions

A portion of Fiberweb's historical growth and development has been achieved through the acquisition of businesses. Whilst Fiberweb has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Fiberweb will be able to complete and integrate successfully suitable acquisitions in the future.

11. Disruption to systems and production facilities

Business disruption risks are present in Fiberweb's business. Disruption may be caused by operational and systems risks which include the risk of failed internal and external processes and systems (including information technology systems), human error and external events such as utility failures or natural disasters impacting the supply of raw materials. Fiberweb would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities, or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire or other material business disruption and such events could have an impact on the result of Fiberweb's operations during the affected period. At the beginning of August 2006, Fiberweb's Old Hickory site in Tennessee suffered from an external power supply failure which had an impact on trading and operating profit. However, Fiberweb actively assesses these risks through ongoing processes embedded in its business which seek to identify, evaluate and manage the risks faced by Fiberweb.

12. Tax free status of US reorganisation

As part of the Demerger process, there will be a pre-Demerger reorganisation of the worldwide Fiberweb Business whereby the BBA subsidiaries which carry on the Fiberweb Business will be transferred to intermediate holding companies directly or indirectly wholly-owned by Fiberweb. Part of this reorganisation involves certain US steps which have been structured in such a way to enable the US element of the reorganisation to proceed on a US tax-free basis under Section 355 of the Internal Revenue Code. Under Section 355 of the Internal Revenue Code, certain actions taken by either the BBA Post-Demerger Group or the Fiberweb Group could cause the US element of the reorganisation to no longer be US tax free, in whole or in part. Such actions could include, but are not limited to a sale of all or part of the BBA Post-Demerger Group or the Fiberweb Group within two years of the Demerger. Should such an event occur, BBA would be primarily liable to pay such tax liability, although pursuant to the terms of the Demerger Agreement, Fiberweb is contractually obliged to indemnify BBA in respect of any such liability where actions taken by or in relation to the Fiberweb Group give rise to the tax liability (subject to

customary exceptions and limitations). In the case of an acquisition of all of the Ordinary Shares, the Directors have been advised that, under current US tax legislation, such a US tax liability is only likely to arise if the acquirer was a group which had previously conducted negotiations in which substantial terms were discussed in relation to an acquisition of either BBA or the Fiberweb Business.

13. Exchange rate fluctuations

Fiberweb may be adversely affected by fluctuations in exchange rates. The consolidated results of Fiberweb's operations are accounted for in sterling but the majority of Fiberweb's sales are made and income is earned in US Dollars and Euro and, to a limited extent, in other currencies. Although there is little transaction risk relative to overall sales or profits because, generally, raw materials are purchased and products are produced and sold on a regional basis, movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Fiberweb's reported results of operations from year to year.

14. Interest rate fluctuations

A substantial part of Fiberweb's borrowing costs are subject to fluctuations in the level of interest rates, which could materially adversely affect Fiberweb's business, financial condition and/or operating results. Further details of Fiberweb's banking facilities are set out in paragraph 13.1 of Part 10 (Additional information).

15. Joint ventures

Fiberweb conducts some of its manufacturing business with strategic joint venture partners. The success of joint ventures is, in part, dependent upon the maintenance of a good working relationship between the related joint venture partners. Furthermore, there are a number of further costs and difficulties in managing joint venture operations which can impact on the success of the joint venture. If Fiberweb experiences difficulties with its joint venture partners, Fiberweb may have to sell its interest in the joint venture or otherwise terminate or amend the arrangement.

16. Environmental and health and safety laws and regulations

Fiberweb operates global manufacturing facilities, product handling and distribution facilities that are subject to a broad array of environmental laws and regulations relating to pollution, the health and safety of employees, protection of the public, protection of the environment and the storage and handling of hazardous substances and waste materials. These laws and regulations are becoming increasingly stringent. It is Fiberweb's policy to comply with all relevant laws and regulations. Fiberweb actively manages this risk through regular compliance and performance improvement assessments and the engagement of competent health, safety and environmental co-ordinators at each of its manufacturing sites. However, violations of applicable law and regulations, in particular provisions of environmental and health and safety laws, could result in restrictions on the operations of Fiberweb's facilities, damages, fines or other sanctions, increased costs of compliance as well as damage to reputation.

17. Change in legislation and fiscal and regulatory policies

Fiberweb's operations are subject to a risk of changes in legislation, taxation and regulation. Changes in legislation, taxation and regulations could have an adverse effect on the results of operations of the affected Fiberweb Group companies.

18. Dependence on key personnel

There are a small number of Directors and key employees whose departure from Fiberweb could, in the short term, adversely affect it. Whilst Fiberweb has entered into agreements with each of these individuals, the retention of their services cannot be guaranteed. Equally, the ability to attract new employees with the appropriate expertise and skills cannot be guaranteed.

19. No prior public market for the Ordinary Shares

Prior to the Demerger, there will have been no public trading market for Ordinary Shares. Although BBA is listed and the Company will apply for Admission, the Directors can give no assurance that an active trading market for the Ordinary Shares will develop or, if it develops, will be sustained. If an active trading

market does not develop or is not maintained, the liquidity and trading price of the Ordinary Shares could be adversely affected and investors may have difficulties selling their Ordinary Shares.

20. Fiberweb's US shareholders may not be able to exercise pre-emptive rights

If the share capital of the Company is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by shareholders' resolution. If the Company allots Ordinary Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of Ordinary Shares outside the UK may not be able to exercise their pre-emptive rights for Ordinary Shares unless it decides to comply with applicable local laws and regulations. In particular, US Holders would not be able to exercise their pre-emptive rights to the new Ordinary Shares unless an effective registration statement was placed or an exemption from the registration requirements of the US Securities Act of 1933, as amended, was available. There can be no assurance that the Company will file any such registration statement, or that an exemption to the registration requirements of the US Securities Act 1933, as amended, will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

Rights afforded to shareholders in English companies are governed by English law under a company's memorandum and articles of association differ in certain respects from the rights of shareholders in typical US corporation. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the company can bring an action in respect of wrong acts committed against it. Neither an individual shareholder nor any group of any shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

21. Possible volatility of share price

The market price of the Ordinary Shares could be subject to significant fluctuations due to a change in sentiment in the stock market regarding the Ordinary Shares or securities similar to them or in response to various facts and events, including regulatory changes affecting Fiberweb's operations, variations in Fiberweb's operating results and business developments of Fiberweb or its competitors. Further, the trading price of the Ordinary Shares may be subject to fluctuations in response to many factors, including those referred to in this section as well as variations in operating results of Fiberweb, divergence in financial results from analysts' expectations, changes in earnings estimates by stock market analysts, stock market speculations and fluctuations and general economic conditions or changes in political sentiment, each of which may adversely affect the market price of the Ordinary Shares, regardless of Fiberweb's actual performance in its key markets.

22. Shareholder approval

Completion of the Demerger is subject to the satisfaction of a number of conditions, including the approval of BBA Shareholders at the EGM. If these conditions are not satisfied, the Demerger will not be completed.

PART 3

(i) TERMS OF THE DEMERGER

1. BASIS OF THE DEMERGER AND DEMERGER RESOLUTION

The Demerger is conditional upon, amongst other things, the passing at the EGM of the resolutions approving and implementing the Demerger. The Demerger will be effective upon Admission.

1.1 Dividend Demerger

The Demerger will be implemented by BBA declaring a special dividend on the BBA Ordinary Shares at the EGM. This dividend will be an *in specie* distribution by BBA of the Ordinary Shares it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of:

One Fiberweb Share for every four BBA Ordinary Shares

held at the Demerger Record Time.

Based on the number of BBA Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time, the number of Ordinary Shares in issue following the Demerger but prior to Admission will be approximately 122,625,000 Ordinary Shares of 5 pence each.

1.2 Fractional entitlements

BBA Shareholders whose holdings of BBA Shares are not an exact multiple of four will be left with fractional entitlements to Ordinary Shares. Arrangements will be put in place for such fractional entitlements to be aggregated into whole Ordinary Shares ("Fractional Entitlement Shares") and sold in the market on their behalf. The proceeds of sale of such Fractional Entitlement Shares (net of any commission, dealing costs and administrative expenses) will be paid to each such shareholder in proportion to his entitlement, with cheques for such proceeds expected to be dispatched to those entitled (at their risk) by 1 December 2006.

2. ORDINARY SHARES

2.1 Admission

Application will be made to the UK Listing Authority for the admission of the Ordinary Shares to the Official List in accordance with the Listing Rules and Prospectus Rules and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and dealings for normal settlement in the Ordinary Shares will commence at 8.00 a.m. on 17 November 2006.

The entitlement to receive Ordinary Shares pursuant to the Demerger is not transferable.

2.2 Dealings

For a transferee to be a registered holder of BBA Group Ordinary Shares by the Demerger Record Time, a transfer of BBA Ordinary Shares must be recorded on the BBA Share Register by 4.30 p.m. on 16 November 2006.

2.3 Share certificates

BBA Shareholders on the BBA Share Register at the Demerger Record Time will constitute the opening Fiberweb Share Register.

BBA Shareholders who hold their BBA Ordinary Shares in certificated form at the Demerger Record Time will receive their entitlement to Ordinary Shares in certificated form.

It is expected that definitive certificates in respect of Ordinary Shares will be posted to entitled holders of Ordinary Shares (who hold their shares in certificated form) at their registered address on the BBA Share Register at the Demerger Record Time by no later than 1 December 2006. In the case of joint holders, certificates will be despatched to the person whose name appears first in the BBA Share Register.

Temporary documents of title will not be issued. Pending despatch of the certificates, transfers will be certified against the Fiberweb Share Register by the Registrar. Share certificates will be despatched to Fiberweb Shareholders at their own risk.

2.4 CREST

BBA Shareholders who hold their BBA Ordinary Shares in uncertificated form at the Demerger Record Time will receive Ordinary Shares in uncertificated form. It is expected that Ordinary Shares will be credited to the CREST account of the BBA Shareholder concerned on 17 November 2006.

CREST is a paperless settlement system enabling shares to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Articles of Association permit the holding of Ordinary Shares under the CREST system. The Company will apply for its shares to be admitted to CREST with effect from Admission.

The Company reserves the right to issue Ordinary Shares to all entitled BBA Shareholders in certificated form if, for any reason, it wishes to do so.

2.5 Dividend mandates

All mandates relating to payment of dividends on BBA Ordinary Shares and all instructions given to BBA in relation to notices and other communications in force immediately prior to the Demerger Record Time will be, unless and until revoked or varied, deemed as from the Demerger Record Time to be valid and effective mandates or instructions to Fiberweb in relation to the corresponding holdings of Ordinary Shares.

BBA currently operates a dividend reinvestment plan (a "DRIP") for its shareholders whereby BBA Shareholders may choose to have their dividends reinvested in BBA Shares. Fiberweb does not currently have a DRIP, but is considering whether to establish one. Consequently, BBA Shareholders who are currently members of the BBA DRIP will receive their Fiberweb cash dividends in cash unless and until Fiberweb establishes a DRIP and shareholders elect to participate.

3. OVERSEAS SHAREHOLDERS

Any person outside the UK who is resident in, or who has a registered address in, or is a citizen of, an overseas territory and who is to receive Ordinary Shares pursuant to the Demerger should consult his professional advisers and satisfy himself as to the full observance of the laws of the relevant territory in connection therewith, including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territory.

The implications of the Demerger for Overseas Shareholders may be affected by the laws of their respective jurisdictions. Such Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

In any case where the Company is advised that the distribution of Ordinary Shares to a holder of BBA Ordinary Shares with a registered address outside the UK would or may infringe the laws of any jurisdiction outside the UK, or necessitate compliance with any special requirement, the Directors may determine that such Ordinary Shares shall not be distributed to such Overseas Shareholder, and the Overseas Shareholder's entitlement to Ordinary Shares pursuant to the Demerger shall then be sold on behalf of such Overseas Shareholder as soon as reasonably practicable thereafter at the best price which can reasonably be obtained at the time of sale, with the proceeds of such sale, net of sale and currency conversion expenses, being remitted to the Overseas Shareholder.

This document has been prepared to comply with English law and the Prospectus Rules and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any jurisdiction outside the United Kingdom.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BE ANY SALE, ISSUE OR TRANSFER OF THE SECURITIES REFERRED TO IN THIS DOCUMENT IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

Overseas Shareholders, including citizens or residents of the United States, should consult their own legal and tax advisers with respect to the legal and tax consequences of the Demerger in their particular circumstances.

4. CONTINUING ARRANGEMENTS BETWEEN BBA GROUP AND FIBERWEB

Following the Demerger, BBA and Fiberweb will each operate as separate publicly listed companies and neither BBA nor Fiberweb will retain any shareholding in the other.

Implementation of the Demerger and the relationship between BBA and the Company after the Demerger is regulated by the Demerger Agreement and the Transitional Services Agreement.

Any other business arrangement between any member of the BBA Group and any member of the Fiberweb Group after the Demerger will be entered into at arm's length and on normal commercial terms.

PART 3

(ii) EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	2006 Time and Date
Latest date and time for receipt of forms of proxy for the Extraordinary General Meeting of BBA	2.15 p.m. on 14 November
Extraordinary General Meeting of BBA	2.15 p.m. on 16 November
Latest date and time for transfers of BBA Ordinary Shares to be registered in order for transferee to be registered at the Demerger Record Time	4.30 p.m. on 16 November
Expected effective date of Demerger, Admission and commencement of dealings in Ordinary Shares on the London Stock Exchange and crediting of Ordinary Shares to CREST accounts	8.00 a.m. on 17 November
Despatch of definitive certificates for Fiberweb Shares and Consolidated BBA Shares (other than in respect of shares held through CREST) and any fractional entitlement cheques	by 1 December
Payment of fractional entitlements is respect of Fiberweb Shares and Consolidated BBA Shares held through CREST	by 1 December

Note:

References to all times in this document are to London times unless otherwise stated.

The times and dates set out above may be adjusted by agreement between the Company and the Joint Sponsors, in which event detail of the new times and dates will be notified to a Regulatory Information Service (as defined in the Listing Rules) and, where appropriate, to BBA Shareholders.

PART 4

DIRECTORS, COMPANY SECRETARY AND ADVISERS

Directors of the Company	Malcolm Coster	Non-Executive Chairman
	Daniel Dayan	Chief Executive Officer
	Simon Bowles	Chief Financial Officer
	Richard Stillwell	Non-Executive Director
	Peter Hickman	Non-Executive Director
	Brian Taylorson	Non-Executive Director

Registered Office
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Company Secretary
Lucille Dolor

Financial Advisers and Joint Sponsors
Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

Brokers to the Company
Hoare Govett Limited
250 Bishopsgate
London EC2M 4AA

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA

Solicitors to the Company
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Solicitors to the Financial Advisers and Joint Sponsors
Linklaters
One Silk Street
London EC2Y 8HQ

Auditors and Reporting Accountants
Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

Registrars
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

PART 5

INFORMATION ON THE COMPANY

1. Overview

Fiberweb was a division of BBA, a UK listed company with a market capitalisation as at 27 October 2006 of approximately £1.3 billion. Fiberweb is one of the largest groups by sales that operates globally in the nonwovens industry. Nonwovens are engineered fabrics and are broadly defined as sheet or web structures bonded together by entangling fibre or filaments mechanically, thermally or chemically. Fiberweb has strong positions in the supply of nonwovens for the manufacture of disposable consumer hygiene products such as diapers and wipes and also in several industrial speciality sectors such as pool and spa filtration media and housewrap.

The Fiberweb Business was built up by BBA through a series of acquisitions and investments. Fiberweb was one of the businesses acquired during this process, in 1995, and was taken as the name and brand identity for BBA's entire nonwovens business in 2003. Other significant acquisitions include the industrial business Reemay in 1989, the hygiene businesses Corovin in 1996 and Veratec in 1998, and Tecnofibra in 2003 and Tenotex in 2004.

Fiberweb is divided into two broad industry segments being hygiene and industrial specialities. It is managed on a regional basis and is divided into three geographical areas, namely Americas, Europe and Asia. The Americas region is further sub-divided into Americas industrial and Americas hygiene. In the financial year ended 31 December 2005, Fiberweb generated sales of £619.3 million and EBIT[1] and EBITDA[2] of £44.0 million and £89.3 million respectively. The following charts show the proportion of Fiberweb's sales, EBIT and EBITDA on a divisional and geographic basis:

Divisional overview



2005 sales—£619.3 million
31%
69%
Hygiene
Industrial
2005 EBIT(1)—£44.0 million
48%
52%
Hygiene
Industrial
2005 EBITDA(2)—£89.3 million
33%
67%
Hygiene
Industrial

Geographic overview



2005 sales—£619.3 million
4%
45%
51%
Americas
Europe
Asia/other
2005 EBIT(1)—£44.0 million
7%
36%
57%
Americas
Europe
Asia/other
2005 EBITDA(2)—£89.3 million
7%
45%
48%
Americas
Europe
Asia/other

(1) Defined as operating profit before restructuring costs, non-recurring items, interest and tax as set out in the audited accounts for the financial year ended 31 December 2005.

(2) Defined as operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation which is unaudited.

Fiberweb believes it is the fourth largest group by global sales in the nonwovens market. Within this market, Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories. Fiberweb manufactures an extensive range of nonwoven products, utilising spunbond, meltblown, hydro-entangled, airlaid and carded processes as well as a wide variety of additional processes such as lamination, printing and conversion. The only major nonwovens technology in which Fiberweb is not present is the traditional wetlaid process, having disposed of its wetlaid business in 2002 in order to focus on those areas where it had stronger market positions.

In hygiene, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene protection, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Fiberweb's broad range of product offerings provide customers with a full range of specialised components, including, in relation to diapers, top sheet, transfer layer, backsheet fabric, barrier leg cuff, ear and side panels and absorbent core material. In addition, Fiberweb's medical products are used in applications such as wound care sponges and other apparel.

Within industrial specialities, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof lining), pool and spa filtration media and fabric softener sheets.

Until recently, Fiberweb has focused on growing the hygiene business, through forging strong relationships with the global market leaders in consumer products and, in particular, with P&G. Fiberweb succeeded in becoming a market leader in the spunbond segment in both North America and Europe, and focused on being the leader in the development of higher-margin new products for diapers. In the early 2000s, Fiberweb, recognising the rapid growth in the spunlace wipes segment of the market, developed its business in this segment through capital investment in the US and acquisitions in Europe.

While Fiberweb has had a generally high-margin industrial specialities business for many years, with a strong position in North America in particular, it has not been the focus for growth. In recent times, the focus has shifted towards developing these niche industrial business areas which offer scope for technological and commercial differentiation. The Directors believe that the global industrial specialities markets have good prospects for profitable growth which Fiberweb can exploit.

Fiberweb has suffered from declining profitability for a number of years. This has been due to a number of factors including: (i) marked increases in raw material and utility costs; (ii) increased competitive activity especially in the hygiene business with a large number of modern production lines commissioned which have intensified pricing pressure; (iii) poor operational performance at a number of manufacturing sites; and (iv) a lack of investment in certain areas, particularly spunbond.

The North American hygiene division in particular has experienced a marked deterioration in profits over the last three years primarily due to a loss of competitiveness in the core spunbond market. This was partly responsible for the loss of a major customer for medical spunbond fabrics. The European hygiene division has suffered a smaller reduction in its profitability because of a capital expenditure programme which allowed for some asset renewal. In addition, both businesses have suffered from over-capacity in the wipes market. The Directors have implemented a restructuring plan with the aim of restoring an acceptable level of profitability.

The Directors believe that many of the markets within which Fiberweb operates have good growth potential.

Across its chosen core markets, Fiberweb has a number of important customers who are amongst the leaders in their fields including P&G, Kimberly-Clark, SCA, Hartmann, Huish, Hüttig and Unilever. Fiberweb's emphasis on innovation, quality and service underpins these long-standing customer relationships.

Fiberweb is a global business headquartered in the UK, with 24 manufacturing facilities (including its joint venture operation in Thailand and investments in Saudi Arabia and South Africa) spread across 13 countries globally with the majority of Fiberweb's activities located in Europe and North America. The table below shows the location of Fiberweb's manufacturing facilities. Fiberweb employs nearly 3,000 people and its senior executive committee comprises an international team of eight individuals who between them have extensive experience in both the nonwovens business and in leading international manufacturing businesses and key account management.

Global manufacturing sites

Location	Industrial	Hygiene
Americas		
Simpsonville, South Carolina	✓	✓
Old Hickory, Tennessee	✓	
Bethune, South Carolina	✓	✓
Green Bay, Wisconsin		✓
Griswoldville, Massachusetts		✓
Gray Court, South Carolina	✓	
Queretaro, Mexico		✓
Washougal, Washington		✓
São Paulo, Brazil	✓	
Europe		
Biesheim, France	✓	✓
Aschersleben, Germany	✓	✓
Berlin, Germany	✓	
Peine, Germany		✓
Bergamo, Italy	✓	✓
Lesmo, Italy		✓
Como, Italy	✓	✓
Terno d'Isola, Italy	✓	✓
Benjema, Spain		✓
Pontypool, UK	✓	
Nörrkoping, Sweden		✓
Asia/other		
Tianjin, China		✓
Thailand (Joint Venture 50%)		✓
Saudi Arabia (Investment 15%)	✓	✓
South Africa (Investment 10%)	✓	✓

While Fiberweb has several strong market positions in the nonwovens industry, its recent financial performance has been disappointing. The Directors and senior executive management are undertaking a turn around strategy for Fiberweb which may involve further major changes in the business, including restructuring, investment, disposals and acquisitions.

In 2005, under IFRS, Fiberweb generated sales of £619.3 million (2004 IFRS: £552.8 million), underlying EBITDA of £89.3 million (2004 IFRS: £91.9million) and underlying operating profit before restructuring costs and non-recurring items of £44.0 million (2004 IFRS: £48.4 million).

This financial information is extracted without material adjustment from the Accountants' Report set out in Part 8 (Financial information) of this document.

2. Key strengths

2.1.1 Leading market positions

Fiberweb's scale, global reach, range of technology and strong market positions in a broad range of specialised areas sets it apart from many of its competitors. It has developed strong positions within most of its core markets, borne out by its broad customer base and high market shares in some product areas.

2.1.2 Technological expertise

Fiberweb's nonwovens expertise is critical to the successful development of new products, continually enhancing product quality and ensuring that cost and quality of finished products are optimised. Fiberweb makes substantial investment in technology and research and development to support its continual need for effective new product and process development to maintain and grow a number of market-leading positions. Through its state-of-the-art research and development facilities, Fiberweb continually improves and expands the attributes of its products to increase their performance for its customers and, ultimately, the end user. In order to apply the best new technological advances to end products, Fiberweb often works in partnership with its customers to develop or refine nonwovens to include the characteristics required by

new products, such as, strength, softness, absorbency, stretch, flexibility and weight. Fiberweb has a breadth of technological expertise across its product range which creates opportunities for transfer of technology across products and processes.

2.1.3 Strong customer relationships

The majority of Fiberweb's turnover is derived from a relatively small number of customers. Fiberweb has successfully grown its business by developing close relationships with a number of blue chip customers who are leaders within their respective markets. Fiberweb's high standards of service and supply coupled with its close co-operation with its customers in developing new products helps to ensure that Fiberweb enjoys continuing strong relationships with these customers.

Naturally, these customers periodically put their supply requirements out to tender. Such tender exercises represent both an opportunity and a risk to Fiberweb. For example, a collection of spunbond contracts with one customer, representing approximately 10% of Fiberweb's revenues are currently being tendered as part of a larger tender exercise. The result of that exercise may be that Fiberweb increases its share of that customer's business, although conversely that share may decrease or business may be lost. Fiberweb's current expectation is that it is likely that the outcome of the tender process should be known by the end of 2006.

Fiberweb has been a major supplier to P&G for many years, and the Directors believe that Fiberweb is the single largest supplier of nonwoven fabrics to P&G. Fiberweb and P&G have together developed and launched several new products and Fiberweb has made several large investments with the contractual support of P&G. Fiberweb believes that this relationship is strong. This is evidenced by P&G's support for a significant investment in a European airlaid nonwoven plant in early 2006 and several important joint development projects initiated during late 2005 and early 2006.

2.1.4 Global reach

Nonwovens markets tend to be regionally orientated because the bulk export of nonwoven materials over long distances is generally not economically viable. Fiberweb has a presence in all of the major global regions though concentrated primarily today in North America and Europe. The Directors believe that Fiberweb's global presence gives it a competitive advantage as major customers expand into the higher growth emerging markets.

2.1.5 Management team

In June 2005, Daniel Dayan was recruited as the new Chief Executive Officer and more recently Simon Bowles was recruited as Chief Financial Officer. In addition to the appointments of these executive directors, Fiberweb has appointed Malcom Coster as non-executive Chairman and Richard Stillwell, Peter Hickman and Brian Taylorson as non-executive Directors. The Directors believe that Fiberweb's scale, product innovation and potential will enable it to continue to attract highly qualified personnel.

3. Main markets

3.1.1 Introduction

The market for nonwovens is diverse with a wide range of end applications. Within different product areas, regional penetration, competition and potential growth can vary widely.

Overall, the nonwovens industry has grown steadily over the last three decades as these materials are increasingly used as a substitute for textiles or developed for completely new applications.

Technological developments increasingly allow nonwovens to be used in new applications by improving properties such as comfort, strength, flexibility, durability and permeability.

3.1.2 Hygiene

In the hygiene market, the key applications for nonwovens are in baby diapers, adult incontinence, feminine hygiene, consumer care products and medical products. Market trends vary by product and region.

In the diaper market, the Directors expect good growth in emerging markets, particularly in Asia as a result of the wider use of disposable diapers, but more moderate growth in the developed North American and European markets. Growth is expected in the use of feminine hygiene products, driven, in the developed world, by higher value added products, and in emerging markets by increased acceptance of the

products. The usage of adult incontinence products is growing globally but particularly in the developed world, primarily as a result of ageing populations.

In the market for medical products such as surgical packs and gowns, use of disposable nonwoven medical products is high in North America but less so in Europe. However, the Directors believe that Europe will see increased substitution of traditional woven or spunlace materials with spunbond based disposable products.

The consumer wipes market is divided into baby wipes, personal wipes and household cleaning wipes. Fiberweb offers a complete range of nonwoven fabrics for each of these markets. The baby wipes sub-sector is the largest, with Western Europe and North America being the most prominent markets.

3.1.3 Industrial specialities

Nonwovens are used widely in many industrial markets. Key markets of importance for Fiberweb are the construction industry, filtration, fabric softener sheet and graphic arts markets.

In the construction industry, nonwovens are used in the form of housewrap, geotextiles and roof lining. Fiberweb predominantly operates in housewrap in North America, roof lining in Europe and geotextiles in Brazil, Europe and the UK. Housewrap is an air and moisture infiltration barrier designed for use with timber-framed houses and approximately two-thirds of new houses in the US and Canada incorporate housewrap. Geotextiles act as protective barriers and their specific uses include soil separation, earth reinforcement, structural damage limitation and erosion control.

The filtration market is highly fragmented with many different technologies and end-use applications. Nonwovens are particularly suitable for use in filtration since they are capable of filtering finer particles and can be produced more cheaply than traditional woven media. Fiberweb is active in the pool and spa water filtration market, mainly in North America, and also in oil, high-end clean-room air filtration and some automotive cabin air filtration. The Directors believe that there is potential for growth in both the air and liquid filtration segments globally.

In North America, consumers typically apply fabric softener to their clothes through the use of an impregnated fabric softener sheet in a tumble dryer. This is a technically demanding application, and Fiberweb has enjoyed a leading share in this market for many years.

In the graphic arts industry, there is a demand for specialised wipes and roller covers used in the set-up of off-set lithographic printing processes and to a lesser extent in more modern digital printing equipment. Fiberweb's Directors believe that Fiberweb has a leading position in the market for these products which typically attract high margins because of their specialised nature, and small cost in the context of the printing operation.

4. Business description

4.1.1 Americas

(i) Hygiene

Fiberweb uses a broad mix of technologies across its six hygiene sites. In North America, Fiberweb produces: a carded thermal bond material principally for elongated extensible applications, such as ears and side panels in diapers and adult incontinence products; and spunbond and spunbond meltblown spunbond (SMS) materials for top sheet, backsheet, barrier leg cuff and core cover. Fiberweb also uses a carded resinbond technology to produce a product used in the acquisition distribution layer (ADL) of diapers and feminine hygiene products. Fiberweb is currently introducing new products such as Sofspan™ which has exceptional softness and elongation qualities that make it suitable, for example, as a precursor to laminated, breathable backsheet for adult incontinence products and diapers. Fiberweb also has a cotton bleaching business which is located at its Griswoldville site in Massachusetts. The cotton bleaching business is a separate business which was acquired as part of the acquisition of Veratec in 1998 and bleaches cotton for both hygiene and medical applications. Currently, its position in the Fiberweb Group is under review.

The medical sector is divided into four main sub-sectors, namely medical gowns, protective apparel, wound care and sterilisation wraps. Fiberweb produces a carded thermal bond material for use in wipes and medical applications. Together with Webril™, which is a gauze-like material used in higher margin medical applications, the North American manufacturing sites also used to produce significant quantities of gown and drape material for the higher margin medical sector until the loss of a contract with a major customer at the end of 2005.

In the hygiene sector there are four main types of wipes: baby, food, home and personal. Fiberweb uses a variety of technologies to carry on its wipes production, including a modern spunlace line dedicated to the production of baby wipes supported by a significant contract with P&G.

(ii) Industrial specialties

In North America, Fiberweb principally operates in three sub-sectors of the industrial sector of the nonwovens market. It focuses on construction, filtration and fabric softener sheets.

In the construction sector, Fiberweb's major use of nonwovens material is in housewrap with significant quantities also being sold in geotextiles and landscape markets. Fiberweb has a strong position in the housewrap sector in the North American market. It produces a spunbond polypropylene material as a base which is laminated onto a breathable film in the production of Typar™. This is a branded housewrap product that has various other industrial applications such as furniture backing and as a landscaping material. In Brazil, Fiberweb produces mainly Bidim™ branded fabric using a proprietary spunbond polyester material, based on well established technology, which is used in roofing fabric, shoe components and geotextiles in South America.

In the pool and spa filtration media market, Fiberweb believes it is the market leader under its Reemay™ brand. Fiberweb also competes in the air filtration segment of the filtration market, focusing in particular on cabin air and clean-room filtration.

Reemay™ is also used in the fabric softener sheet market where Fiberweb has market-leading technology. Fiberweb's fabric softener sheets are able to accept scented, anti-static and softener treatments. The timed release of softener during the clothes dryer cycle ensures that softener is released in a more controlled manner than from other substrates. The product maintains stability in high-temperature dryer cycles and enjoys excellent processing advantages.

Fiberweb also manufactures high-performance products for use in the graphic arts industry including wipes, dampener covers and absorbent socks.

4.1.2 Europe

(i) Hygiene

In Europe, Fiberweb has a leading market position as a result of its continuous investment across its manufacturing sites. It produces top sheet, back sheet, barrier leg cuff and core cover predominantly for use in the production of diapers and uses a wide range of technology but predominantly spunbond. Fiberweb also has a proprietary S-Tex™ spunbond technology for certain hygiene and industrial applications. It is also currently replacing its older Lurgi spunbond technology, represented by 2 lines in Sweden, with a state-of-the-art Reicofil 4 spunbond line in Sweden at the same Swedish site.

Fiberweb also has three spunlace lines serving the wipes market. Tecnofibra and Tenotex were acquired in 2003 and 2004 respectively as Fiberweb built its presence in the wipes market. Tecnofibra operates two spunlace lines serving the wipes market and Tenotex operates a line in Spain producing spunlace containing pulp for a new generation of lower-cost wipes.

(ii) Industrial specialities

Fiberweb's presence in industrial specialities is less developed in Europe than in North America. It falls into three main categories: construction, resale of US industrial products (e.g. graphic arts) and other products such as line fillers on primary hygiene assets. In May 2006, Fiberweb acquired a small German roofing business, Blowitex, in order to increase its presence in the European roofing market.

In the UK, Fiberweb produces Terram-branded geotextiles and geosynthetics which have a strong market position in the UK and in some parts of Europe. However, this business is in difficulty and is currently loss-making due to over-capacity in the market, high utility and raw material costs (which Fiberweb is unable to pass through to its customers) and an uncompetitive manufacturing process for commodity products. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

4.1.3 Asia

(i) Hygiene

In its Chinese facility, Fiberweb produces an advanced airlaid material for absorption and/or distribution of liquid for use mainly in the manufacture of disposable feminine hygiene products. Fiberweb is also

looking to invest in a second airlaid line in China. In addition, Fiberweb, through its Thai joint venture interest, CNC, produces spunbond and SMS products. However, Fiberweb is in negotiations to sell its interest in CNC to the JV Partners, as the interests of the partners have gradually diverged. If the sale proceeds, Fiberweb will seek alternative opportunities to address spunbond markets in Asia.

(ii) Industrial specialties

Fiberweb sells small volumes of specialist Reemay™ filtration fabrics and Typar™ for various construction applications in Asia, especially in China.

5. Strategy

5.1.1 Overview of corporate strategy

Fiberweb's strategy is to create value for Fiberweb Shareholders through reinforcing its position as a leading supplier of nonwoven fabric solutions. This will be achieved by turning around its declining profitability (which has been apparent for several years) by developing and strengthening leading positions in selected niche industrial speciality markets whilst maintaining its leading position within attractive segments of the hygiene sector. Within each business segment, Fiberweb is continually seeking to enhance its competitive position through product innovation, improving operational efficiency at its manufacturing sites and investing in new production technology. Fiberweb may make acquisitions or other investments in order to achieve these objectives.

In recent years, Fiberweb's financial performance has deteriorated significantly, primarily due to a rapid increase in raw material costs and also utility costs, but there have also been a number of other important factors which have contributed to the deterioration. These are: (i) a lack of investment in the hygiene spunbond business which has created competitiveness issues, especially in North America; (ii) growing over-capacity in the market especially in wipes; and (iii) a lack of success in growing Fiberweb's profitable industrial specialities business.

During the second half of 2005, Fiberweb's management initiated a turnaround programme to address certain difficulties which the business was facing. Management believes that by implementing this turn around programme, Fiberweb will be able to position itself to restore an acceptable level of profitability to the business. Initially the programme has focused on cost reduction and the elimination of loss-making activities, and in improving operational performance, particularly in manufacturing.

5.1.2 Industrial

(i) Focus on growth in profitable niche markets

In the industrial sector, Fiberweb's strategy is to build strong positions in a few selected markets where the strength of its brands and technology and its ability to differentiate its products from those of its competitors will result in increased margins.

In the US, the Directors believe there is significant potential for medium and longer term growth in the construction market where Fiberweb's Typar™ product is technically strong and has a good market position and where housewrap is becoming increasingly used in new homes. Management is looking to increase its market share in certain US states which have experienced strong growth in the construction of new homes and where Typar™ is under-represented.

Fiberweb is seeking to grow its successful construction product businesses through strengthening sales and marketing, product innovation and strategic acquisitions. Fiberweb strengthened its market position in roofing materials in Europe by increasing the capacity at its Berlin site and through strategic acquisitions, for example, Blowitex in May 2006. Blowitex is a manufacturing business, based in Königswinter, Germany, which specialises in composites and laminates for niche residential roofing applications such as chimney flashings and ridge poles.

Fiberweb's management believes that successful innovation is crucial to the continuing success of the business. Improving product performance, finding new applications for nonwovens, increasing process efficiencies are all critical factors in maintaining margins and strengthening customer relationships. Fiberweb undertakes significant new product and process development work at its sites, especially at Old Hickory, Tennessee, and at a global research and development centre at Peine, Germany where advanced pilot lines and a concentration of expertise has allowed Fiberweb to build a reputation for leading-edge development.

Fiberweb has launched a number of successful new products in the past including Typar™ housewrap which is important to the current business. This succession of new products paves the way for a range of new products being developed and launched now such as Resolution print media and digital printer wipes. In total, approximately 25% of Fiberweb's sales in 2005 derived from products which have been launched in the past three years.

Fiberweb also has a strong market position in speciality filtration products, particularly in the US in the pool and spa market. The Directors intend to strengthen this position, particularly in the European market.

Fiberweb is actively looking at investment opportunities in order to increase its presence in Latin America and Asia.

Fiberweb will continue to take action to sustain its strong position in fabric softener sheets and graphic arts products.

(ii) Converted and finished products

Fiberweb is also planning to expand its presence in converted and finished products. Through printing, conversion to smaller sizes appropriate for end-users and packaging, Fiberweb can add value for customers and develop a more sophisticated service than by delivering products in bulk rolls to manufacturers for finishing, thereby better protecting its market position. Fiberweb already successfully undertakes such conversion in the US in housewrap markets and in Europe for agricultural fabrics and for roofing liner.

(iii) Operational efficiency

Fiberweb is aiming to increase profitable growth by focusing on improved operational efficiency at its manufacturing sites. Certain of Fiberweb's industrial lines, for example, Reemay™ at its Old Hickory site have reached production capacity. Therefore, in order to increase profitable growth, Fiberweb's strategy is to improve production yield and to investigate running lines at higher speeds, as well as reducing costs, for example, by increasing its recycling of manufacturing waste.

(iv) Improving uncompetitive operations

Fiberweb is exploring ways in which it can improve the performance in its uncompetitive operations. This may involve implementing a restructuring or rationalisation programme at its sites or exiting certain markets where it is uncompetitive.

5.1.3 Hygiene

(i) North American hygiene restructuring

The North American hygiene division is a large and varied business which has experienced deteriorating financial performance over the last three years. The primary reason for the deterioration has been a loss of competitiveness in the core spunbond market which has affected sales of diapers and medical applications. Other factors which had a negative impact on the profits of the North American hygiene business are: (i) the loss of a major customer; (ii) a significant increase in polypropylene prices; and (iii) recent difficult trading conditions in the North American wipes market. In particular, as a result of the difficult trading conditions in the North American wipes market (and the European wipes market), Fiberweb has recorded an impairment charge of £26.7 million in the six months to 30 June 2006 relating to the goodwill associated with the acquisition of Tecnofibra in 2003 and the HEF3 wipes line in Bethune, South Carolina.

The Directors have completed a restructuring programme in relation to the North American hygiene division which they believe will restore an acceptable level of profitability by reducing costs, simplifying structures and cutting uncompetitive capacity. The plan has involved the closure of six out of 12 major production lines in the division and the reduction of approximately 30%. of the workforce. One of the lines which was closed has been reconditioned and relocated to Fiberweb's successful spunbond site in Mexico, which the Directors expect to remain profitable.

Management is also considering the possibility of introducing a new spunbond line or an airlaid line (as in Europe), with a view to improving the profitability of the North American hygiene division during 2008 and 2009.

Overall, it is estimated that the North American hygiene division's restructuring programme will cost approximately £36 million. This charge comprises of £4 million in cash, primarily for redundancies, and £32 million in assets including start-up cost write-downs. It is expected that almost all of the restructuring

will be completed prior to the Demerger becoming effective and, as a consequence, all of the restructuring costs will be borne by BBA. Savings arising from the restructuring are anticipated to be £6 million in a full financial year. The Directors believe that the restructuring together with some future investment will position the North American hygiene business to earn acceptable returns in the future.

(ii) Cost competitiveness

Fiberweb's customers are increasingly focusing on cost competitiveness. In the hygiene sector, customers are demanding price reductions to off-set the increase in raw material prices. Fiberweb's strategy is to respond to this changing market by reducing costs, for example, by lowering raw material content in its products, thereby enabling it to provide products to its customers at a lower cost. In order to secure its cost competitiveness in hygiene, Fiberweb will have to continue to invest in modern manufacturing equipment, as well as in R&D, in order to be able to produce the ultra-lightweight fabrics (e.g. ultra-lightweight corewrap) that are increasingly the requirements of customers. The latest manufacturing equipment allows lighter fabrics to be produced more quickly, on wider lines, with lower energy consumption. In addition to this kind of investment, Fiberweb is exploring options to reduce the cost of new manufacturing equipment through the use of non-traditional suppliers, though this possibility is not yet proven.

(iii) Focus on speciality markets

Fiberweb is aiming increasingly to focus its hygiene business on speciality products, which typically have higher margin than commodity products. Fiberweb works with its customers to develop new higher margin products, particularly those where it is possible to develop product differentiation between Fiberweb's products and those of its competitors. These new products include bi-component and elastic spunbond fabrics which significantly improve softness and extensibility and an apertured top sheet for diapers developed in conjunction with P&G.

(iv) Generation of acceptable profitability from wipes

Fiberweb's large hygiene wipes business, both in North America and in Europe, is currently operating at a very poor level of profitability. This is primarily due to the increasingly commodity nature of the wipes business, with both the substrate that Fiberweb produces, and the finished wet wipe as a consumer product, subject to intense price pressure. There appears to be significant over-capacity in the market in both regions where Fiberweb is present, and further new capacity is under construction. Fiberweb is considering a number of initiatives to improve this situation, including exiting the wipes market, investing in innovative technology to reduce manufacturing costs and working with customers to succeed in differentiating the wipes product. All of these options, together or in combination, are under review.

(v) Asia

Fiberweb currently holds a 50% interest in a Thai joint venture company, CNC International Co. Ltd ("CNC"). The remaining 50% interest is held by Billing & Collection Service Co Ltd and CPPC Plc (the "JV Partners") in the proportion of 33.7% and 16.3% respectively. Fiberweb is currently negotiating with the JV Partners in relation to the sale by it of its 50% interest in CNC to the JV Partners.

While Fiberweb is actively pursuing the sale of its interest in CNC, it still intends to grow its Asian business with further investment in the future. In particular, Fiberweb is looking to invest in a second airlaid line in China and is also considering investment options for spunbond capacity.

6. Raw materials

Raw materials represent the single most important cost for Fiberweb. The key raw materials are polypropylene and polyester, which represent over 80% of total purchases. Materials in total account for approximately 53% of total costs. Other raw materials used by Fiberweb are rayon/viscose, cotton, and miscellaneous resins, processed chemicals, colours and additives and binders. Fiberweb purchases approximately 30% of raw materials from two key suppliers and over 50% is sourced from its top five suppliers. The prices of polypropylene and polyester are a function of, amongst other things, the price of crude oil and natural gas.

Raw material price rises have had a material impact on the business and will continue to do so. The increase in raw material prices from 2002 to 2005 is estimated to have resulted in raw material cost increases of £71 million (ignoring exchange rate fluctuations), of which £50 million is estimated to have been passed on to customers. However, the scale and range of Fiberweb's operations have provided some portfolio protection against raw material price rises.

Fiberweb's ability to manage the impact of raw material prices is largely determined by the level of pass through achieved. Pass through is a mechanism by which raw material price increases (or decreases) are passed on to customers as changes to selling prices, either contractually (which is an automatic mechanism in a sales contract linked to a movement in a market index) or non-contractually (which is achieved through negotiation or ad hoc price increases by customer, market or product). Contractual pass through mechanisms are in place with major hygiene and medical customers and the level of pass through achieved has remained relatively constant. Together with non-contractual pass through, Fiberweb has generally been able to pass through a substantial proportion of raw material price increases, albeit with an average time lag of 2-3 months.

7. Manufacturing

The production process for nonwoven materials typically involves three main steps: web formation; web consolidation or bonding; and finishing. Web formation consists of laying down the mesh or "web" of fibres; web-bonding consolidates the web structure to strengthen it; and finishing gives the fabric other chemical or visual quality.

There are two main kinds of web-formation, namely spunbond (or spunlaid) and drylaid, which are substantially different in quality, cost and technology. Spunbond involves the melting and spinning of polymer resin. Drylaid processes use pre-spun "staple" fibres which are formed into a web on a carding machine.

The different types of bonding and web formation processes can be combined interchangeably, but certain combinations predominate:

- spunbond thermal calendar, which is typically used in hygiene products;
- spunbond meltblown spunbond (SMS) which is a combination of melt-blown and spunbond and is again typically used in hygiene and medical products;
- carded, hydro-entangled (known as "spunlaced") which is typically used in wipes; and
- airlaid, which is typically used in wet and dry wipes and absorbent cores for hygiene products

The most important technology employed by Fiberweb is spunbond. Spunbond has the benefit of high mechanical strength and low cost but does not have a soft, fabric-like feel. Spunbond fabrics are produced by depositing extruded, spun filaments on to a collecting belt in a uniform random manner followed by bonding the fibres. The fibres are separated during the web-layering process by air jets or electrostatic charges. The collecting surface is usually perforated to prevent the air stream from deflecting and carrying the fibres in an uncontrolled manner. Bonding imparts strength and integrity into the web by applying heated rolls or hot needles to partially melt the polymer and fuse the fibres together. Meltblown is a process whereby low-viscosity molten polymer is spun directly into very thin fibres by being blown through small holes into a cooling air stream. SMS utilises a meltblown layer to give spunbond fabrics improved barrier properties at a low basis weight, but it is more costly to manufacture than simple spunbond.

Carded nonwovens are more expensive than spunbond due to the use of staple fibre raw material but can have a lofted, fabric-like feel. Fibres are selected according to their properties such as absorbency or permeability and prepared for feeding into a web-forming machine. The characteristics of the web determine the physical properties of the final product. The fibres pass through a blending feeder before being beaten into a coarse opening of fibre tufts. The next step is carding where small tufts are separated into individual fibres and the process of parallelisation and the creation of the web begins. Web formations can then be developed into numerous web structures by web-layering.

In the airlaid web formation process, the fibres, which can be very short, are fed into an air stream and then on to a moving belt or perforated drum, where they form a randomly orientated web before being bonded. In comparison to carded nonwovens, airlaid webs have a lower density, a greater softness and an absence of lamina structure.

8. Research and development

Fiberweb spends approximately 1.3% of its revenues on technical services and research and development which management believes is important to maintain its level of competitiveness. Fiberweb's Research and Development division has its main centre in Germany, with some activity in the US operated by approximately 45 highly experienced scientists and technicians, who benefit from a number of pilot lines

and sophisticated analytical laboratories. Research and Development ("R&D"), focuses on upstream product and process development and Technical Services ("TS"), focuses on incremental product and process improvement. Responsibility for product and process development is co-ordinated between the R&D and TS departments based in the US and Europe.

8.1.1 Technical Services

TS provides the day-to-day technical interface with customers. TS operates regionally and reports directly to the business organisations in Europe, the Americas and Asia. TS has the following major responsibilities: (i) short term, customer-driven activities to develop product modifications on new applications from existing products or process improvements on existing technologies; (ii) assisting customers in the use of Fiberweb's technology and products and understanding customer requirements; and (iii) supporting engineering resources at site level to improve efficiency of existing processes and leverage between sites.

In the Americas and Europe, TS is organised in market sector teams for operating with the R&D functions in Peine and Simpsonville, with process engineers based at manufacturing sites and shared as needed.

8.1.2 Research and Development

The R&D division has a global and more upstream orientation than TS. R&D is based in Peine, Germany and has three functional groups: (i) Global Platform Technology which focuses on new materials and products, new applications of existing materials and products and upstream product development activities with customers; (ii) Global Process Engineering ("GPE") which focuses on process optimisation and development of new processes, scouting of new process technology and, benchmarking of process technology. GPE is responsible for the operation of pilot lines in Europe and the US; and (iii) Global Services which is responsible for the management of intellectual property, competitive intelligence, products stewardship and regulatory affairs.

9. Patents and trade marks

Fiberweb's continuing success depends, in part, on its ability to protect current and future products and processes through securing, enforcing and defending its intellectual property rights. Fiberweb relies on a combination of trade marks, copyright, trade secrets, patents and contractual restrictions to establish and protect proprietary rights in its products and processes. Fiberweb has a large repository of intellectual property which has underpinned strong sales of new products developed by TS and global R&D as a whole.

Fiberweb believes that it has one of the largest bases of registered nonwoven patents amongst its competitors. This has been enhanced by the legacy of companies that it has acquired over the past years. Fiberweb maintains over 300 registered trade marks and over 580 patents worldwide. Fiberweb also has 200 patents under application worldwide.

10. Central functions

Fiberweb has developed a head office capable of fulfilling the functions required of an independently listed company. In particular, the heads of legal, treasury, company secretarial and finance have been appointed and further employees are being recruited to support them. Some functions, including internal audit and tax will continue to be carried out by BBA for a limited period on behalf of Fiberweb, in accordance with the terms of a transitional services agreement, further details of which are set out in paragraph 13 (Material contracts) of Part 10 (Additional information). In due course, all of the functions carried out by BBA under the terms of the transitional services agreement will be assumed by Fiberweb. In total, Fiberweb expects approximately 15 people to be based at its head office in Richmond-upon-Thames. There is no current expectation that operational functions will be further centralised or that a significantly larger head office will be necessary.

11. Sales and marketing

Fiberweb has a dedicated sales and marketing team within each business division.

11.1.1 Hygiene

Sales in the hygiene markets are generally to global consumer care producers such as P&G, Kimberly-Clark and SCA. These customers tend to purchase nonwovens on a product and regional basis although Fiberweb co-ordinates its approach to major customers on a global basis.

In the medical sector, Fiberweb believes it is particularly important to maintain a close partnership with customers in order to develop products which meet the strict performance criteria of their users. As many products are ultimately subject to the US Food and Drug Administration's approval, customers have rigorous qualification requirements for nonwoven suppliers.

11.1.2 Industrial

The housewrap market in construction in North America is served through specialist distribution. Fiberweb has recently increased the size of the direct sales team in the US covering housewrap and is also investing in strengthening the Typar™ brand with builders and distributors. In Europe, construction products are also sold through specialist distribution, generally under the distributor's brand. In the specialist geotextile construction areas served by Terram and Bidim, independent sales and marketing teams are employed.

Fiberweb also supplies nonwoven materials for conversion to fabric softener sheets. Fiberweb's sophisticated spinning technology has enabled it to hold a very high share of this market in the US. Major customers are supplied under one to three year contracts containing provisions for pass through of raw material price changes.

Fiberweb has held a strong position in North America in pool and spa filtration media for several years. Fiberweb sells the market-leading filtration product, Reemay™ to convertors who include nonwovens in pool and spa filter cartridges. Expansion in this market has been driven by innovation and enhanced sales and marketing efforts, and includes plans to enter the pool and spa cartridge filter markets.

The remaining industrial businesses cover many markets, applications and customers. Pricing is managed on a market by market basis.

11.1.3 Relationship with P&G

Fiberweb undertakes a significant amount of business with P&G. This close relationship goes back many years and has been developed through rapid growth in P&G's consumption of nonwovens, many collaborative product development projects and Fiberweb's willingness to invest in projects and countries which are of strategic importance to P&G. For example, Fiberweb has been invited to join several critical P&G product development initiatives.

The Directors believe that Fiberweb offers P&G the most comprehensive global presence and the best developed product development resource in the industry. It is Fiberweb's intention to at least maintain its share of P&G's spend on nonwovens to protect both its commodity and speciality franchise with P&G. This will be achieved through the proposed reinvestment and cost reduction strategy.

Substantially all of P&G's business is covered by pass through clauses allowing for underlying price movements in raw material costs to be passed on, although there is still an exposure for Fiberweb from the time-lag in the pass through process, from scrap (the raw material element of which the cost is not passed on) and from utility costs, the variations in which are also not passed on.

12. Board and management

The Board consists of Malcolm Coster as Non-Executive Chairman, Daniel Dayan as Chief Executive Officer, Simon Bowles as Chief Financial Officer and Peter Hickman, Richard Stillwell and Brian Taylorson as independent non-executive Directors.

Further details on the Directors are set out in paragraph 4 (Directors and senior management) of Part 10 (Additional information) of this document.

Senior management comprises an international team of eight individuals who between them combine extensive experience in the nonwovens business with extensive experience in leading international manufacturing businesses and key account management.

13. Employees

The table below sets out the average monthly number of people (full-time equivalents) employed by the Group during the past three and a half years:

	30 June 2006	31 December 2005	31 December 2004	31 December 2003
By Region				
North America	1,322	1,392	1,447	1,528
Europe	1,161	1,191	1,065	1,001
Rest of World	371	342	345	334
United Kingdom	82	78	75	73
Total	**2,936**	**3,003**	**2,932**	**2,936**
By Market				
Hygiene	1,847	1,946	1,851	1,778
Industrial	1,089	1,057	1,081	1,158
Total	**2,936**	**3,003**	**2,932**	**2,936**

During the historical period which the table above refers to, Fiberweb has made a number of acquisitions which have added more than 400 additional employees to the Group. The fact that the average monthly number of people employed by the Group during the historical period has remained constant indicates the like-for-like headcount reduction in the existing businesses.

PART 6

SELECTED FINANCIAL INFORMATION

A summary of the Fiberweb Business' consolidated audited financial information for the six months ended 30 June 2006 and the three years ended 31 December 2005 is set out below. The financial information in this paragraph has been extracted without material adjustment from Part 8 (Financial information) of this document. The financial information for 2003 has been prepared in accordance with UK GAAP, 2004 has been prepared in accordance with both UK GAAP and IFRS, and 2005 has been prepared in accordance with IFRS:

	Six months ended 30 June		Year ended 31 December			
	IFRS 2006	IFRS 2005 unaudited	IFRS 2005	IFRS 2004	UK GAAP 2004	UK GAAP 2003
	£m	£m	£m	£m	£m	£m
Revenue	309.4	313.8	619.3	552.8	552.8	508.1
Underlying operating profit*	13.4	23.9	44.0	48.4	49.0	47.9
Operating (loss)/profit	(71.2)†	22.2	23.9	44.1	38.3	30.4
(Loss)/profit before tax	(79.2)	14.2	8.6	27.1	22.4	18.0
Basic earnings per ordinary share:						
Adjusted**	0.7p	8.2p	15.1p	15.7p	14.1p	11.8p
Unadjusted	(50.1)p	6.9p	3.5p	12.3p	7.0p	0.2p
Net assets	491.1	n/a	540.1	520.8	525.3	528.6

* For IFRS, presented as operating profit/(loss) before restructuring costs and non-recurring items and, for UK GAAP, presented as operating profit (including share of operating profit of associates) before goodwill amortisation and exceptional items.

** Adjusted basic earnings per ordinary share is presented for IFRS before restructuring costs and non-recurring items and for UK GAAP before goodwill amortisation and exceptional items.

† The operating loss for the period ended 30 June 2006 includes £84.6 million of restructuring costs and non-recurring items.

You should read the whole of this document and not rely solely on the summarised information in this Part 6.

PART 7

OPERATING AND FINANCIAL REVIEW

The following review should be read in conjunction with the rest of this document, including the accountants' report and financial information set out in Part 8 (Financial information) of this document. This discussion contains forward-looking statements that involve risks and uncertainties which could cause Fiberweb's actual results to differ from those expressed or implied by such forward-looking statements. These risks and uncertainties are discussed in Part 2: "Risk Factors".

1. Overview of the Fiberweb business

Fiberweb believes it is the fourth largest group by global sales in the nonwovens market. The Fiberweb business is divided into two broad industry segments, being hygiene and industrial. In the hygiene sector, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene products, adult incontinence and other consumer care products including wipes, personal wipes and household cleaning wipes. Within the diverse industrial sector, Fiberweb has built strong positions in selected niche markets including construction, filtration and fabric softener sheets.

For financial year 2005, the Fiberweb Group had total sales of £619.3 million, of which 68.7% was attributable to sales of hygiene products and 31.3% was attributable to sales of industrial products.

2. Principal factors affecting Fiberweb's results of operations

2.1 Raw materials prices

Raw materials represent the single most important cost for Fiberweb. The key raw materials are polypropylene and polyester, which represent over 80% of raw material purchases. The prices of polypropylene and polyester are a function of, amongst other things, manufacturing capacity and the price of crude oil and natural gas liquids. Recently, a number of factors have had a significant impact on polypropylene pricing including geopolitical factors such as the Gulf War, regional shifts in supply and demand and natural disasters, including hurricanes Katrina and Rita in 2005.

Fiberweb's expenditure on raw materials amounted to £243.2 million, £261.7 million and £329.2 million in financial years 2003, 2004 and 2005 respectively. Polypropylene pricing has experienced an upward trend in recent periods, increasing in the latter half of financial year 2004 and continuing to increase in the first quarter of financial year 2005 before starting to decline in the second quarter. However, hurricanes Katrina and Rita reversed this position in the final quarter of financial year 2005. At the end of financial year 2005, polypropylene prices had reached unprecedented levels. This situation has not materially improved to date.

Fiberweb's ability to manage the impact of raw material prices is largely determined by the level of pass through achieved. Pass through is a mechanism by which raw material price increases are passed onto customers as incremental selling prices. Pass through is either contractual (which is an automatic mechanism in a sales contract linked to a movement in a market index) or non-contractual (which is achieved through negotiation or ad hoc price increases by customer, market or product).

Fiberweb has steadily increased the amount of pass through protection it achieves from approximately 67% in financial year 2003 to an estimated 71% in financial year 2005. This increase has been achieved through an increase in non-contractual pass through from 19% to 23% during the historical financial period. The rise in non-contractual pass through is due to specific management focus in the first quarter of financial year 2005 to combat the adverse effects in 2004. There was also an intense and sustained effort in October 2005 to mitigate the rapid increase in raw material prices caused by hurricanes Katrina and Rita.

2.2 Acquisitions

Tecnofibra was acquired in September 2003 and Tenotex was acquired in September 2004. The purpose of each of these acquisitions was to build Fiberweb's Spunlace capability in Europe and, in particular, to grow Fiberweb's position in the wipes market.

2.3 New lines

The start-up of the state-of-the-art HEF3 line at Fiberweb's Bethune site in North America in 2003 generated incremental revenues of £23.4 million between financial years 2003 and 2005 respectively. The HEF3 line supplies baby wipe substrate to P&G for its North American operations. This supply agreement between P&G and Fiberweb was entered into in 2002 and the parties amended it in June 2006, including extending its term to the end of calendar year 2009. In addition, the start-up of line C5 at the Peine site in Europe contributed to an increase in sales between financial years 2003 and 2004 of £8.2 million. This Reicofil 3 line was installed to replace existing capacity in the European business that was becoming less competitive and less profitable.

Future investment plans in hygiene include the installation of an airlaid machine at the Lesmo site, in Italy, in the second half of 2006 to supply P&G for a period of five years commencing in January 2007 and the installation of a new state-of-the-art spunbond line at Fiberweb's Sweden site. Investments in industrial have included the installation and commissioning of an additional line at Fiberweb's facility in Berlin, Germany, primarily to produce roofing products and the installation and commissioning of an additional line at Bidim, Brazil, to support the shoe components and roofing business. The Berlin line was entirely, and the Bidim line was partially, based on existing Fiberweb equipment, which was relocated from the North American hygiene business.

2.4 Construction growth

Growth in the construction market has been primarily influenced by the rapid pace of development in the construction industry in North America, in particular, the increased use of housewrap in construction. Fiberweb's Directors believe that Fiberweb's Typar™ brand is the second largest housewrap product in terms of market share.

2.5 Significant competition and capacity

There is significant competition within the global nonwovens market. Market share in a number of Fiberweb's key sectors is concentrated among a number of well-established companies that operate on a regional and global basis. There is also over-capacity in a number of Fiberweb's markets especially the wipes markets.

2.6 Productivity improvements

In addition to acquisitions and new line start ups, Fiberweb has undertaken significant capital expenditure initiatives in respect of line upgrades, operational improvements and cost reductions.

During financial years 2002 and 2003, the barrier and spunbond lines, at the Simpsonville site in North America, underwent major upgrades. In Canada, line 2 had an off-line filter installed and in 2005 a new compressed air plant was built at the Old Hickory site. These investments were designed to reduce Fiberweb's cost base or improve line efficiency and speed. Additional operational improvements included the closure of Typar™ line 1 at Old Hickory, T-Bond line 2 at Bethune and line 3 at Simpsonville during 2003 and 2004, due to a combination of the lines no longer being cost effective or because volume demand was insufficient.

Throughout the recent period of rising raw material prices, there has been a concerted effort to increase raw material recycling levels across the business. In financial year 2006, Old Hickory has commissioned a PET recycling plant that is expected to deliver significant raw material cost savings. The Old Hickory site is also implementing a number of specific capital expenditure projects to reduce production costs, including new printer technology for the Typar™ lines, the installation of a chilled water plant and upgraded Dowtherm vaporisers. At Bethune, the HEF3 line is to have a new filtration system installed to allow use of alternative, lower cost raw materials together with a series of other process improvements to improve yield and efficiency level to increase throughput capacity.

At Washougal, line 3 has been upgraded to allow the production of overbonded topsheet to supply P&G for its apertured topsheet production.

In Europe, there are a number of small scale yield improvement and capacity increases being implemented across key lines, whilst in China a new embosser and a new calendar are being installed both to increase capacity and improve line efficiency.

2.7 Restructuring

Divisional and regional restructuring projects, principally Project Genesis, resulted in significant restructuring costs in the financial year 2003. Project Genesis was a restructuring project under which Fiberweb reorganised its business from sectoral reporting lines (i.e. hygiene and industrial) to geographical reporting lines (i.e North America, Europe and Rest of World). Initially, Fiberweb had been organised on a regional basis and the aim of Project Genesis was to return the business to its historical organisational structure and to reduce central administration costs, principally comprised of staff costs. Subsequent to this, the business initiated certain business unit restructuring plans that included the relocation of Snow, the filtration converting business, to Old Hickory in 2004 and AQF, the cabin air production unit, to Simpsonville in 2005.

In early 2006, the plant in Toronto was closed to improve the cost competitiveness of the North American Hygiene division. Following the closure, the Toronto plant's two production lines were transferred to Mexico and Berlin in order to meet demand from these locations.

The Simpsonville site has closed two of its lines during 2006. Following the loss of the Cardinal medical contract, the Barrier line was closed in August 2006 and the spunbond line was decommissioned at a similar time as a result of its decreasing cost competitiveness. Further, at the Washougal site, two uncompetitive lines were also closed during 2006. Management is actively pursuing the sale of its non-core cotton-bleaching business in Griswoldville, Massachusetts.

One of the two production lines at Terram Limited, Fiberweb's UK industrial non-wovens business, will be closed in early 2007 in response to rising utility and polymer costs and increasing price pressure.

2.8 Restructuring costs and non-recurring items

Restructuring costs and non-recurring items amounted to £20.1 million and £4.3 million in financial years 2005 and 2004 respectively. Included in the 2005 charge is an £11.5 million impairment cost (2004: nil) in relation to a number of production lines mainly within Fiberweb's North American business. These impairment costs arise as a result of increased energy costs and polypropylene prices and changes in customer demands. In financial year 2005, there was a further £11.2 million restructuring cost (2004: £5.3 million) and an income of £2.6 million which relates to curtailment gain on a post-retirement medical benefit scheme (2004: £1.0 million).

3. Results of operations

The following table sets out Fiberweb's operating results for the key operating divisions for the 2003 to 2005 financial years:

	Hygiene			Industrial		
	UK GAAP	IFRS		UK GAAP	IFRS	
North America	2003	2004	2005	2003	2004	2005
	£m	£m	£m	£m	£m	£m
Total sales	132.1	143.1	154.5	142.7	131.8	137.9
Underlying cost of sales(1)	109.1	123.3	137.0	100.6	95.4	103.0
Underlying gross margin(2)	23.0	19.8	17.5	42.1	36.4	34.9
Underlying gross margin %(2)	*17.4%*	*13.8%*	*11.3%*	*29.5%*	*27.6%*	*25.3%*
Underlying operating profit(2)	6.0	0.3	(3.8)	16.9	18.6	16.7
Underlying operating profit margin %(3)	*4.5%*	*0.2%*	*(2.5%)*	*11.8%*	*14.1%*	*12.1%*

	Hygiene			Industrial		
	UK GAAP	IFRS		UK GAAP	IFRS	
Europe	2003	2004	2005	2003	2004	2005
	£m	£m	£m	£m	£m	£m
Total sales	148.4	190.6	232.4	43.6	43.0	44.5
Underlying cost of sales(1)	110.0	143.6	180.4	32.1	30.5	33.2
Underlying gross margin(2)	38.4	47.0	52.0	11.5	12.5	11.3
Underlying gross margin %(2)	*25.9%*	*24.7%*	*22.4%*	*26.4%*	*29.0%*	*25.4%*
Underlying operating profit(3)	16.5	20.4	23.1	3.7	4.4	3.7
Underlying operating profit margin %(3)	*11.1%*	*10.7%*	*9.9%*	*8.5%*	*10.2%*	*8.3%*

(1) Cost of sales before restructuring costs and non-recurring items.

(2) Gross margin before restructuring costs and non-recurring items.

(3) Operating profit before restructuring costs and non-recurring items.

Rest of World	Hygiene and Industrial		
	UK GAAP	IFRS	
	2003	2004	2005
	£	£	£
Total sales	40.4	44.3	50.0
Underlying cost of sales(1)	30.0	31.6	36.4
Underlying gross margin(2)	10.4	12.7	13.6
Underlying gross margin %(2)	*25.7%*	*28.7%*	*27.2%*
Underlying operating profit(3)	4.8	6.1	8.2
Underlying operating profit margin %(3)	*11.9%*	*13.8%*	*16.4%*

(1) Cost of sales before restructuring costs and non-recurring items.

(2) Gross margin before restructuring costs and non-recurring items.

(3) Operating profit before restructuring costs and non-recurring items.

3.1 Interim results for 6 months ending 30 June 2006 compared with 6 months ending 30 June 2005

3.1.1 Total sales

Total sales were £309.4 million in the six months to 30 June 2006, £4.4 million or 1.4% lower than in the corresponding six month period in 2005. Total sales to 30 June 2006 attributable to North America remained flat while total sales attributable to Europe were 5.8% lower than during the comparable period in 2005.

Hygiene

Total sales in the hygiene segment of Fiberweb's business were £216.7 million in the six months to 30 June 2005 and £204.5 million (or 5.6% lower) in the six months to 30 June 2006. This reduction in sales volumes has been partly offset by the increase in level of pass through of raw material prices to customers.

In North America, the hygiene business was affected by reduced medical and wipes volumes and price reductions attributable to commodity diaper products. In order to address these challenges and position the North American hygiene business more competitively, management initiated the North America hygiene restructuring program.

As in North America, the European hygiene business was adversely affected by difficult trading conditions especially in the global wipes market.

Industrial

Total sales in the industrial segment of Fiberweb's business increased from £97.1 million in the six months to 30 June 2005 to £104.9 million in the six months to 30 June 2006, an increase of 8.0%.

Sales at Fiberweb's industrial business have remained broadly stable in the first six months of 2006 in comparison with the same period in 2005. The acquisition of Blowitex GmbH in April 2006 has added additional industrial capacity in Europe and has contributed £3.2 million incremental sales in the first half of 2006. Sales increases have also resulted from increased pass through of raw material prices and the conversion of some price surcharges implemented in North America in late 2005 to permanent price increases.

There was strong demand for fabric softener sheets in early 2006 and a continued increase in private label volumes has benefited Fiberweb.

Fiberweb continues to focus on increasing its geographic penetration of its Typar housewrap product across North America. Fiberweb has recently launched a lower cost variant of its housewrap product aimed at competing with a similar offering from DuPont. The continued good performance of the housewrap business has however been partly offset by a reduction in landscape volumes, which had historically been produced in conjunction with housewrap.

Rest of world

The pass through of raw material price increases combined with growth in Mexico and China has contributed to the sales in the Rest of World region increasing from £24.3 million in the six months to 30 June 2005 to £28.1 million in the six months to 30 June 2006, a 15.6% increase.

3.1.2 Cost of sales

Costs and overheads increased by £32.1 million from £246.7 million in the six months to 30 June 2005 to £276.5 million in the six months to 30 June 2006. The increase includes a one-off charge of £24.8 million, £21.5 million of which relates to the impairment of North America hygiene lines including Griswoldville, Massachusetts.

Raw material costs

Raw material costs increased from £153.8 million in the six months to June 2005 to £163.5 million in the six months to June 2006, an increase of £9.7 million or 6.3%. Raw materials as a percentage of sales increased from 49.0% in the six months to 30 June 2005 to 52.8% in the six months to 30 June 2006.

The spike in raw material prices in late 2005 caused by hurricanes Katrina and Rita did not fully unwind during early 2006 as oil prices peaked in April.

Other costs

Other costs have increased from £92.9 million in the six months to 30 June 2005 to £115.3 million in the six months to 30 June 2006. The increase is primarily attributable to one-off costs of £22.5 million relating to the impairment of production lines in Bethune, South Carolina and Griswoldville, Massachusetts. Excluding such one-off costs, increased utility costs have been offset by lower costs from volume reductions and workforce rationalisation in the first half of 2006 in comparison to the same period in 2005.

3.1.3 Gross margin

Gross margin decreased from £67.1 million in the first six months to 30 June 2005 to £30.6 million in the corresponding period in 2006, a fall of £36.5 million or 54.4%. Excluding the £24.8 million one-off costs that primarily relate to the impairment of production lines in Bethune, South Carolina and Griswoldville, Massachusetts, underlying gross margin in the six months to 30 June 2006 is £55.4 million, a decrease of £11.7 million or 17.4% compared to 2005.

Gross margin has been negatively impacted by Fiberweb's inability to pass the full increase in raw materials costs on to customers. The hygiene division's gross margin has also been eroded by the significant reduction in wipes volumes at both Bethune, South Carolina, and Tenotex, Spain, a change in product mix with an increased proportion of low margin line fillers on Fiberweb's older lines and reduced prices and volumes in production at Simpsonville, South Carolina. Industrial gross margin has been adversely affected by the reduction in landscape volumes at Old Hickory, Tennessee and increasing price pressure at Terram Limited in the UK.

It is anticipated that the closure of older uncompetitive lines during 2006 will reduce Fiberweb's cost base and improve margins going forward.

3.1.4 Operating profit

Operating profit has decreased by £93.4 million in the six months to 30 June 2005 to a loss of £71.2 million in the six months to 30 June 2006. Excluding £36.8 million relating to the costs associated with the restructuring of the North American hygiene business, a £14.6 million charge relating to the impairment of goodwill from the acquisition of Tecnofibra, Italy, a £24.8 million charge that primarily relates to the impairment of production lines at Bethune, South Carolina and Griswoldville, Massachusetts and a £8.4 million charge associated with the restructuring of Terram Limited in the UK underlying operating profit to 30 June 2006 is £13.4 million, which is £10.5 million or 43.9% lower than the six months to 30 June 2005. Distribution and administration costs have remained broadly stable in the first six months to 30 June 2006 compared to the same period in 2005. Accordingly, the

factors that have impacted gross margin discussed above have been the direct cause of the reduction in underlying operating profit.

4.1 Financial year 2005 compared with financial year 2004

4.1.1 Total sales

Total sales were £619.3 million in 2005, an increase of £66.5 million or 12.0% over 2004 total sales of £552.8 million. Total sales attributable to North America and Europe improved in financial year 2005 over comparable 2004 figures by 6.3% and 18.5%, respectively.

Total sales were positively affected in both North America and Europe by an increase in sales price following a concerted effort by management to pass through raw material cost increases to customers. This was achieved by way of contractual terms in place with typically larger customers and by way of negotiations with customers where contractual terms were not in place.

Hygiene

Total sales in the hygiene segment of Fiberweb's business increased from £368.9 million to £425.6 million or 15.4% from financial year 2004 to financial year 2005. In North America, total sales increased from £143.1 million to £154.5 million or 8.0% from financial year 2004 to financial year 2005. In Europe, total sales increased from £190.6 million to £232.4 million or 21.9% from financial year 2004 to financial year 2005.

Hygiene is the core market for Fiberweb in Europe, representing approximately two-thirds of sales historically. The increase in total sales in Europe was achieved primarily due to: the full year impact of the acquisition of Tenotex in financial year 2004, which brought additional capability and presence in the wipes market; increased product throughput on the C5 line in Peine, Germany; and an increase in selling prices through the impact of raw material pass through. However, these increases were partially offset by a decrease in the average selling price of certain commodity products.

In North America, the growth in the hygiene business was primarily due to higher sales prices as a result of the increase in raw material prices being passed on to customers, an increase in line speed of the HEF3 wipes line at Fiberweb's Bethune site which created incremental revenues of £2.6 million and the greater volume of sales, particularly to P&G, through the introduction of new products such as the "acquisition and distribution layer" in diapers. The increase in total hygiene sales in North America was partially offset by price reductions on higher volume or commodity diapers, a lower than expected throughput of the high-speed carded line at the Simpsonville site and reduced medical sales due to the closure of the Canada site.

Industrial

Total sales in the industrial segment of Fiberweb's business increased from £183.9 million to £193.7 million or 5.3% from financial year 2004 to financial year 2005. In North America, total sales increased from £131.8 million to £137.9 million or 4.6% from financial year 2004 to financial year 2005. In Europe, total sales increased from £43.0 million to £44.5 million or 3.5% from financial year 2004 to financial year 2005.

The main factor behind the increase in sales in the industrial sector in North America has been the growth of sales in construction and fabric softener sheets. Construction sales increased from £34.5 million in 2004 to £38.5 million in 2005. Total sales of fabric softener sheets increased from £34.7 million in 2004 to £38.0 million in 2005. Industrial sales have also increased due to the increase in the level of pass through of raw material prices to customers.

Growth in construction sales is mainly attributable to the increase in the number of new homes being built in North America and, in particular, to the increased use of housewrap in construction. Fiberweb is focusing on increasing construction sales by introducing new product variants and extending its geographic presence across North America.

Fabric softener sheet sales have grown through the increase in raw material price pass through in addition to increased private label volumes.

In the filtration sector of the industrial market, total sales increased marginally from £34.2 million in 2004 to £34.5 million in 2005. Although total sales increased marginally, Fiberweb lost market share in

the pool and spa filtration market with sales declining from £12.3 million in 2004 to £9.7 million representing a 21.1% reduction. This reduction was principally due to Fiberweb experiencing certain quality and supply problems as a result of the Snow filtration business transfer from Cincinnati to Fiberweb's existing Old Hickory site in financial year 2004. Fiberweb also experienced a loss of sales due to the relocation of AQF Filtration, the cabin air production unit, to Simpsonville in 2005. These operational problems were exacerbated by the poor 2005 summer which resulted in overall financial year 2005 volumes in the pool and spa market decreasing.

Rest of World

In the Rest of World region, the pass through of raw material price increases continued with organic sales growth in China and improved penetration of industrial products, principally manufactured in North America, into the Far East. Overall, sales for the region increased by £5.7 million or 12.9%, from £44.3 million in financial year 2004 to £50.0 million in financial year 2005.

4.1.2 Cost of sales

Costs and overheads increased by £79.7 million, or 18.9%, from £421.8 million in financial year 2004 to £501.5 million in financial year 2005, against increased revenues of 12%. In the hygiene division, costs and overheads increased by £55.7 million, or 19.2%, from £290.1 million in financial year 2004 to £345.8 million and in the industrial division by £12.5 million, or 9.5%, from £131.7 million in financial year 2004 to £144.2 million in financial year 2005.

Raw material costs

Fiberweb's underlying raw material costs increased by £67.5 million, or 25.8%, from £261.7 million in financial year 2004 to £329.2 million in financial year 2005. Raw materials as a cost of total sales increased from 47.3% to 53.2% over the same period. The increase in raw material pricing was caused by a number of factors principally the wholesale price of crude oil but also other factors such as hurricanes Katrina and Rita. Total raw material costs to Fiberweb in 2005 were also affected by the acquisition of Tenotex in the last quarter of financial year 2004.

Other costs

Fiberweb's underlying other costs increased over the last two years, from £160.1 million in financial year 2004 to £160.8 million in financial year 2005. This was due to the full year effect of the acquisition of Tenotex and an increase in overhead costs. In particular, the rise in utility costs, the increase in production at Fiberweb's HEF3 line, the increase in volume of fabric softener sheets and construction products all contributed to an increase in the cost of sales.

4.1.3 Gross margin

Gross margin decreased from £131.0 million in financial year 2004 to £129.3 million in financial year 2005. However, gross margin percentage fell from 23.7% in financial year 2004 to 20.9% in financial year 2005. This excludes the impairment cost of £11.5 million reflected in cost of sales in financial year 2005. In the hygiene division, gross margin marginally increased from £78.8 million in financial year 2004 to £78.8 million in financial year 2005, although gross margin as a percentage of sales (excluding impairment costs) decreased from 21.3% in financial year 2004 to 18.8% in financial year 2005. In the industrial division, gross margin decreased from £52.2 million in financial year 2004 to £44.5 million in financial year 2005.

Gross margin was negatively affected by a number of factors, the most important of which was the increase in raw material costs and Fiberweb's inability to pass the full increase in raw material costs on to customers. Fiberweb also saw its gross margin eroded due to an increase in price competition in the filtration market, and also in the hygiene market as primary North American hygiene competitors brought new capacity online. Certain factors which are outside Fiberweb's control also had an impact on gross margin such as the decrease in the sales and price of wipes due to the impact of weakening US Dollar exchange rates which reduced the competitiveness of European exports to the US. Finally, a number of issues relating to Fiberweb's manufacturing sites also caused gross margin to decrease, including yield losses at Old Hickory following a change in production methodology which resulted in a reduction in production levels in order to reduce inventory levels; the closure of the smaller carded

line at Simpsonville; the refit of the Linotec line in Germany which resulted in reduced production; and production and quality problems at AQF Filtration.

In addition to these factors, gross margin percentage in Europe was also eroded because of the increase in hygiene sales as a percentage of total sales. The hygiene sector generally generates lower margins than the industrial sector; hence the growth in hygiene sales has diluted overall margins. European gross margin percentage was also negatively affected due to lower gross margins from less competitive Lurgi lines, particularly in Sweden.

The decrease in gross margin was partially mitigated by an increase in volumes. This volume increase was mostly attributable to an increase in the sales of acquisition distribution layer to P&G from the Green Bay site, an increase in construction and fabric softener sheet sales and an increase in the production of the HEF3 line at Bethune.

4.1.4 Operating profit

Operating costs between 2004 and 2005 remained broadly stable. The incremental costs resulting from the full year effect of the September 2004 acquisition of Tenotex were broadly offset by reductions in general administration costs which occurred in most units. The decrease in gross margin mentioned above therefore had a direct impact, resulting in underlying operating profit decreasing from £48.4 million to £44.0 million.

5. Financial year 2003 compared with financial year 2004

5.1 Total sales

Total sales were £552.8 million in 2004, an increase of £45.6 million or 9% over 2003 total sales of £507.2 million from continuing operations.

Hygiene

Total sales in the hygiene segment of Fiberweb's business increased from £312.3 million to £368.9 million or 18.1% from financial year 2003 to financial year 2004. Total sales in the European hygiene segment increased from £148.4 million to £190.6 million or 28.4% from financial year 2003 to financial year 2004. Total sales in the hygiene segment of Fiberweb's business in North America increased from £132.1 million to £143.1 million or 8.3% from financial year 2003 to financial year 2004.

Hygiene is the core market for Fiberweb in Europe, representing over 70% of sales historically. However, the percentage of total European sales comprised by hygiene increased from 77% in financial year 2003 to 81.6% in financial year 2004, largely due to the increase in spunlace capacity due to the acquisitions of both Tecnofibra and Tenotex in September 2003 and 2004 respectively. Furthermore, an increase in the production and sales from the C5 line in Peine, Germany resulted in significant sales growth in 2004.

The increase in North American Hygiene sales was primarily as a result of the increase in raw material pass through, the ramp up of the HEF3 baby wipes line in Bethune, increased sales to P&G in Mexico and increased sales of acquisition distribution layer. However, these increases were partially offset by the loss of the Tyco adult incontinence contract at Simpsonville in 2003.

Industrial

Total sales in Fiberweb's industrial business decreased from £194.9 million to £183.9 million or 5.6% from financial year 2003 to financial year 2004. Industrial sales declined from £142.7 million to £131.8 million or 7.6% in North America in the same financial period. In Europe, industrial sales remained flat at approximately £43.0 million between financial years 2003 and 2004.

The decline in sales in North America was principally driven by the movement in the US dollar exchange rate from $1.64 in financial year 2003 to $1.83 in financial year 2004. Despite the decline in total sales, the industrial business recorded strong volume growth due to increased housewrap and roofwrap sales combined with increased private label fabric softener sales. In addition, general industrial sales increased as a result of an increase in the sales of a number of smaller speciality products such as packaging and transport of £11.0 million.

Rest of World

Revenue in the Rest of the World region increased by 9.7% from £40.4 million to £44.3 million principally due to organic growth at the China Airlaid and Mexico facilities.

5.2 Cost of sales

Costs and overheads increased by £40.0 million, or 10.5%, from £381.8 million in financial year 2003 to £421.8 million in financial year 2004. In the hygiene division, cost of sales increased from £244.0 million in financial year 2003 to £290.0 million in financial year 2004 whereas, in the industrial sector, cost of sales decreased from £137.8 million in financial year 2003 to £131.8 million in financial year 2004.

The increase in the costs of sales was as a result of the increase in raw material costs due to the increase in crude oil and polypropylene prices in particular, the increase in production and depreciation costs on the new HEF3 and C5 lines and the impact of both the Tenotex and Tecnofibra acquisitions. Cost of sales was also negatively affected by supply and demand economics and in particular the reduction in industrial sales.

Raw material costs

Fiberweb's raw material costs have increased by £18.5 million, or 7.6%, from £243.2 million in financial year 2003 to £261.7 million in financial year 2004. Raw materials as a cost of total sales decreased from 47.9% to 47.3% over the same period.

Other costs

Fiberweb's other costs remained relatively static from financial year 2003 to financial year 2004 decreasing only marginally from £138.6 million to £160.1 million.

The increase in costs resulting from the acquisition of Tenotex and the full year effect of the Tecnofibra acquisition were broadly offset by the full year effect of cost savings resulting from Project Genesis.

5.3 Gross margin

Gross margin increased slightly from £126.3 million in financial year 2003 to £131.0 million in financial year 2004. In the hygiene division, gross margin increased from £68.3 million in financial year 2003 to £78.9 million in financial year 2004 whereas, in the industrial division, gross margin decreased from £57.1 million in financial year 2003 to £52.1 million in financial year 2004.

This slight increase was due to the part year effect of the acquisition of Tenotex, the full year effect of the introduction of the C5 line, incremental volumes and the increase in production at Fiberweb's HEF3 line in Bethune and the full year impact of the acquisition of Tecnofibra in September 2003.

Despite the slight increase in absolute gross margin, the gross margin percentage was negatively affected by the increase in raw material costs which could not be passed through to customers, the weaker European wipes market having an adverse impact on pricing and margins and lower volumes in Gray Court during financial year 2004.

5.4 Operating profit

Divisional operating profit before exceptional items remained broadly stable from financial year 2003 to financial year 2004. The acquisition of Tenotex in September 2004 and the full year effect of the acquisition of Tecnofibra were largely offset by reduced margins principally caused by higher raw material prices. Operating costs increased as a result of the acquisitions; however, the full year effect of the Project Genesis cost savings offset some of this increase.

6. Current trading and prospects

As stated in BBA's interim results announcement of 31 August 2006, Fiberweb's sales in the first half of 2006 were relatively stable but operating profit was considerably lower when compared with the equivalent period last year. That announcement also stated that trading conditions in Fiberweb were particularly challenging, which remains the case.

In Fiberweb's North American industrial division, spunbond sales remain strong with capacity constraints to be addressed through an investment in early 2007. In addition, the major polyester recycling facility at Old Hickory has been commissioned and is performing to plan. However, the slow down in the US housing market has been more significant than previously expected and has weakened prices for related products and, coupled with the external power supply failure at Fiberweb's Old Hickory site in the summer of 2006, has adversely impacted forecast sales for the second half of the year. In the European industrial division, the manufacturing line which was relocated from Toronto to Berlin is now fully operational and well loaded, although commissioning has taken longer than expected. As already announced, Terram, Fiberweb's UK geotextiles and geosynthetics business, is suffering from significant over-capacity in the market and high utility costs. Fiberweb's management has approved a restructuring of the Terram business with a view to improving its performance with an expected cash cost of £1 million.

In Fiberweb's North American hygiene division, the restructuring actions previously announced have been completed, and are achieving savings in line with expectations. However, the baby wipes business continues to suffer from weak volumes from a major customer, and initiatives to secure orders from private label converters are taking longer than expected. The spunbond line relocated to Mexico has now been fully commissioned and orders are being secured broadly in line with plan. The European hygiene business is performing in line with expectations, with strong volumes, although, as anticipated, wipes pricing remains weak. The construction of two major investments, an airlaid line in Italy and spunbond line in Sweden, are both proceeding to plan and these lines will be commissioned in early 2007. The Asian hygiene business continues to perform well.

In BBA's trading update of 27 June 2006, a profit forecast was made which indicated that, after a difficult first half, an improvement in performance in the second half of 2006 over the first half of 2006 was expected as a result of actions already in hand. However, in light of the weaker trading conditions set out above, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board believes that the underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year. Accordingly the previous profit forecast that referred to the improvement in performance in the second half of 2006 over the first half of 2006 is no longer valid and is withdrawn.

Nevertheless, Fiberweb continues to make progress on and is starting to benefit from the already announced restructuring, cost reduction, productivity and growth initiatives. The Fiberweb Board continues to believe that these initiatives will improve the underlying performance of the business. Furthermore, the recent fall in oil prices, if sustained, could lead to lower raw material prices during 2007.

Overall, while both trading and economic conditions are challenging, Fiberweb remains confident about its future prospects.

7. Profit forecasts

7.1 Profit forecasts made previously relating to the year ending 31 December 2006

In BBA's business update dated 28 April 2006, BBA's trading statement dated 27 June 2006 and in BBA's announcement of interim results dated 31 August 2006 the following profit forecasts relating to the Company were made:

28 April 2006: "For the year as a whole we anticipate that the performance of Fiberweb will be below the prior year."

27 June 2006: "The trading environment for Fiberweb remains challenging but after a difficult first half in 2006 we anticipate an improved performance in the second half as a result of actions already in hand. For the year as a whole we continue to expect that the performance of Fiberweb will be below the prior year despite the anticipated improvement in the second half."

31 August 2006: "Trading conditions at Fiberweb remain particularly challenging, but we expect to see an improvement in performance during the second half over the first half as a result of management actions already implemented."

In light of the weaker trading conditions set out in section 6 of Part 7, specifically the slow down in the US housing market and weak volumes from a major customer in baby wipes, the Fiberweb Board has reviewed the previous profit forecasts, namely:

(i) for the year as a whole, performance of Fiberweb will be below the prior year; and

(ii) the expectation of an improvement in performance during the second half over the first half of the year.

7.2 Profit forecast by the Fiberweb Board

Having completed the review of the previous forecasts referred to in 7.1 above, the Directors confirm that the financial year 2006 performance will be below the prior year. Underlying operating profit as defined in Part 6 (Selected Financial information) for financial year 2005 was £44.0 million. However, the Directors now believe that underlying operating profit in the second half of the year will not exceed the £13.4 million reported for the first half of the year and accordingly the previous profit forecast that referred to second half performance being better than the performance in the first half of the year is no longer valid and is withdrawn (the "Profit Forecast").

The bases and assumptions underlying the Profit Forecast that is set out above by the Fiberweb Board, together with the reporting letter from Ernst & Young on this forecast are set out in paragraphs 7.3 to 7.5 of this Part 7 (Operating and financial review).

7.3 Basis of preparation

The Profit Forecast, which is set out in paragraph 7.2 of this Part 7 (Operating and financial review), has been prepared on a basis consistent with the accounting policies adopted by Fiberweb in the preparation of the accounts included in Part 8 (Financial information) of this document.

The Profit Forecast is based on the audited interim accounts for the six months ended 30 June 2006 included in this document, the unaudited management accounts for the three months ended 30 September 2006 and a management forecast for the period ending 31 December 2006. The profit forecast is stated at an operating profit level because Fiberweb was part of the BBA Group and, in prior periods, reported profit at the operating profit level as part of the BBA Group.

The Directors who are solely responsible for the Profit Forecast, have received the letter from Ernst & Young set out in paragraph 7.4 of this Part 7 (Operating and financial review).

7.4 Assumptions

The Profit Forecast has been prepared on the basis of the following assumptions, all of which are outside the control or influence of the directors:

(i) there will be no material change in the current management team, ownership of and control of Fiberweb;

(ii) there will be no material change to the Group's customers' obligations or their ability or willingness to meet their obligations to the Group from that currently anticipated by the Directors;

(iii) there will be no material change in legislation or regulatory requirements impacting the Group's operations or its accounting policies;

(iv) there will be no material change in the rates of foreign exchange, from those currently prevailing;

(v) there will be no material change in the price of polypropylene, PET, cotton and other raw materials from that currently prevailing;

(vi) there will be no material change to energy prices including electricity, fuel and steam;

(vii) there will not be any changes in general trading and economic conditions in the countries in which the Group operates or trades which would materially affect the Group's business;

(viii) there will be no business interruptions that materially affect the Group, its major suppliers or its major customers by reason of technological faults, natural disasters, industrial disruption, civil disturbance or government action; and

(ix) there will be no material change to the competitive environment leading to an adverse impact on the loading of lines or the capacity of the business to penetrate new markets.

7.5 Letter from Ernst & Young in relation to the Profit Forecast

Ernst & Young
One More London Place
London SE1 2AF

The Board of Directors
Fiberweb plc
1 Victoria Villas
Richmond-on-Thames
London
TW9 2GW

31 October 2006

Dear Sirs

We report on the profit forecast comprising the forecast of underlying operating profit of Fiberweb plc (the "Company") and its subsidiaries (together the "Group") for the year ending 31 December 2006 (the "Profit Forecast"). The Profit Forecast, and the material assumptions upon which it is based, are set out in paragraphs 7.2 and 7.4 of Part 7 (Operating and financial review) of the Prospectus issued by the Company dated 31 October 2006. This report is required by item 13.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that item and for no other purpose.

Save for any responsibility arising under Prospectus Rule 5.5.3R (2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation, consenting to its inclusion in the Prospectus.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Profit Forecast in accordance with the requirements of the Prospectus Directive Regulation.

It is our responsibility to form an opinion as required by the Prospectus Directive Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Basis of preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in paragraph 7.3 of Part 7 (Operating and financial review) of the Prospectus and is based on the audited interim financial results for the six months ended 30 June 2006, unaudited management accounts for the period ended 30 September 2006 and a forecast for the three months ending 31 December 2006. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis stated and the basis of accounting used is consistent with the accounting policies of the Group.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully,

Ernst & Young LLP

8. Liquidity and capital resources

The Group's primary sources of liquidity are its cash flows from operating activities and its borrowings. Its principal use of cash has been for capital expenditure and the acquisitions of Tecnofibra in 2003 and Tenotex in 2004.

8.1.1 Consolidated statements of cash flows

The table below provides a summary of Fiberweb's consolidated cash flows for each of the past three years and for the six months ended 30 June 2006 and 30 June 2005:

	Six months ended 30 June		Year ended 31 December		
	2006	2005	2005	2004	2003
	£m	£m	£m	£m	£m
Cash generated by operations	19.2	33.2	76.1	68.9	76.6
Income taxes paid	(2.2)	(3.0)	(6.2)	(7.3)	(3.0)
Net cash outflow from capital expenditure	(29.3)	(14.3)	(32.5)	(19.3)	(45.8)
Net cash outflow from acquisitions and disposals	(2.3)	—	(0.4)	(29.1)	(20.0)
Net cash outflow from interest paid and received	(7.5)	(7.9)	(14.9)	(15.5)	(11.6)
Dividends paid	(3.6)	—	(9.5)	(3.1)	(5.3)
Net cash inflow/(outflow) from issue and purchase of own shares	—	—	—	2.3	(29.0)
(Decrease)/increase in borrowings	20.6	16.4	(13.1)	(13.0)	48.2
(Decrease)/increase in cash and short term deposits	**(5.1)**	**24.4**	**(0.5)**	**(16.1)**	**10.1**

Between 2003 and 2004 net cash generated from operations decreased by £7.7 million despite a £7.9 million increase in operating profit. Cash outflows from working capital movements increased significantly mainly due to the impact of higher raw material prices on inventory and receivables. The acquisition of Tenotex also contributed to higher working capital balances in 2004.

Between 2004 and 2005 net cash generated from operations increased by £7.2 million despite a £20.2 million decrease in operating profit. In 2005, Fiberweb incurred restructuring charges of £20.1 million, the majority of which were non-cash mainly relating to the impairment of lines in North America. Working capital balances increased in 2005 principally driven by higher raw material prices. This increase was partly offset by some reduction in finished goods and raw material inventory holdings in North America as management focused on cash management.

In the six months ended 30 June 2006, net cash generated from operations decreased by £14.0 million compared with the six months ended 30 June 2005. The operating loss from continuing operations was

£71.2 million, however this included a non-cash impairment of £72.8 million. This compares with an operating profit of £22.2 million for the six months ended 30 June 2005.

8.1.2 Capital resources

On 19 October 2006 Fiberweb entered into a revolving credit facility agreement (the "Facility Agreement") between Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, Citibank, N.A., HSBC Bank plc, Mizuho Corporate Bank, Ltd and The Royal Bank of Scotland plc as arrangers and Barclays Bank PLC as facility agent (the "Agent") under which certain lenders (the "Lenders") agree to provide a US$439,500,000 multi-currency revolving credit facility (the "Facility") to Fiberweb. The Facility may be used for the general corporate purposes of Fiberweb. Fiberweb intends to use funds from the initial drawdown under the Facility Agreement to repay loans made by BBA Group or its subsidiaries to Fiberweb.

Advances under the Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euros) plus a margin of between 0.80 and 1.50% per annum (plus mandatory costs, if any, incurred by the Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the Fiberweb Group. This ratio will be calculated by reference to Fiberweb's audited consolidated accounts and half year unaudited consolidated accounts.

The obligations of Fiberweb under the Facility Agreement will be guaranteed by certain subsidiaries of Fiberweb.

The final repayment date for the Facility is 19 October 2011. The Facility will amortise so that the total commitments of the Lenders are reduced to the amounts set out below on the dates set out below:

19 October 2008	US$420,000,000
19 October 2009	US$400,000,000
19 October 2010	US$380,000,000

The Facility Agreement contains certain mandatory prepayment events, including illegality and a change of control of Fiberweb. Fiberweb may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the Facility.

Fiberweb must ensure that, at all times, the ratio of total consolidated net borrowings to EBITDA of the Fiberweb Group does not exceed 3.5 to 1 (falling to 2.5 to 1 over the life of the Facility) and that the ratio of EBITDA to net interest expenses does not fall below 5 to 1. Compliance with these financial covenants is tested semi-annually against the latest financial statements of the Fiberweb Group on a rolling 12 month basis.

Under the Facility Agreement there are restrictions on the ability of members of the Fiberweb Group to dispose of or to acquire assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A violation of any of these covenants may, subject to certain grace periods, constitute an event of default under the Facility Agreement with the result that the amounts outstanding under the Facility may be declared by the Agent to be due and payable, and the Facility cancelled. The Agent (acting on the instructing of the Lenders) is also entitled to accelerate the loans and to cancel the commitments of the Lenders under the Facility upon the occurrence of certain other events, including the failure by Fiberweb to pay any amount due, failure to provide guarantees by subsidiaries whose net assets and turnover together represent not less than 75% of the consolidated net assets and turnover of the Group, breach of any representation or the non-performance of the reporting requirements to which Fiberweb is subject under the Facility Agreement. Such acceleration and cancellation would occur automatically (without the need for notice from the Agent) upon occurence of certain insolvency events relating to the US guarantors.

The Facility Agreement does not contain restrictions on the ability of subsidiaries of the Company to transfer funds to the Company by way of ordinary dividends or loans.

8.1.3 Capital expenditure and investments

Capital expenditure primarily relates to expenditure on property, plant and equipment. This amounted to £47.2 million in 2003 and £21.5 million in 2004 under UK GAAP. Under IFRS, in 2004 and 2005, this amounted to £21.5 million and £32.5 million respectively.

Major capital projects in the historical period include investments associated with the start-up of the Bethune HEF3 line in North America and the Corovin C5 line in Europe. Investment was also made in relation to the relocation of various lines within North America.

In 2006, the major investments relate to the relocation of the Toronto lines to Mexico and Berlin and the planned start-up in early 2007 of new lines at Fiberweb Sweden's and Korma's sites. In addition, the North American industrial business has invested in a polyester recycling facility that is expected to generate improved margins going forward.

Investments under consideration for 2007 and 2008 include a second airlaid line in China and a Reicofil 4 line in Mexico. The investments would enhance Fiberweb's competitiveness in the hygiene business and expand Fiberweb's operations in the Asia region.

Furthermore, Fiberweb spent £22.8 million in 2003 on the acquisition of Tecnofibra and £33.0 million in 2004 on the acquisition of Tenotex.

The loss of the Cardinal medical contract and increasing competition from new Reifenhauser lines in North America severely impacted line loading of North American hygiene lines in early 2006. This led to the restructuring and rationalisation of the business implemented during the course of 2006. Cash costs relating to the relocation of the Toronto lines amount to approximately £10 million of which approximately £6.7 million has been incurred in 2006. Cash costs relating to the closure of the spunbond and barrier lines are estimated to be approximately £6 million, which are largely the severance costs relating to the rationalisation. In addition, several hygiene lines have been impaired in North America.

8.1.4 Contractual obligations and commercial commitments

Fiberweb has placed contracts for future capital expenditure not provided for in the financial statements at 30 June 2006 of £8.7 million.

8.1.5 Quantitative and qualitative discussion of market risk

Foreign currency risk

Fiberweb is exposed to foreign exchange currency fluctuations through translational risk, which is the impact of exchange rate movements on foreign earnings. However, the Group's debt serves as a natural hedge, to some degree, of Fiberweb's translational risk. Fiberweb's treasury policy is to identify the currency profile of its assets, and broadly apply the same profile to its debt.

Fiberweb has a relatively low level of transactional exposure, which is the impact of movements in exchange rates on business transactions denominated in foreign currencies. The Fiberweb Business is characterised by a relatively low level of cross border activity and the volume of transactions with a currency impact is below 10% of revenues. Where significant transactional exposures exist, Fiberweb's treasury policy is for a high proportion of such exposures to be hedged. Other exposures may be hedged where their certainty or the market situation warrants such a hedge.

Interest rate risk

The majority of Fiberweb's borrowings are at floating rates thus exposing the Fiberweb Business to cash flow interest rate risk. Fiberweb's policy is to hedge between 50% and 80% of the Group's net debt for up to 5 years, with a short term target of 75%. Fiberweb intends to use interest rate swaps to manage the Group's exposure to interest rate movements.

9. Working Capital

In the opinion of Fiberweb, and taking into account Fiberweb's existing bank facilities, the working capital available to the Fiberweb Group is sufficient for the Fiberweb Group's present requirements, that is for the next 12 months following the date of this document.

10. Capitalisation and indebtedness

10.1.1 Capitalisation

The following table sets out the capitalisation of Fiberweb as at 30 June 2006. The table is sourced from audited financial records of Fiberweb, from which the audited financial results for the period ended 30 June 2006 were prepared.

	30 June 2006 audited IFRS
	£m
Invested capital	491.1
Total capitalisation	491.1

There has been no material change to the capitalisation of Fiberweb since 30 June 2006.

10.1.2 Indebtedness

The following table sets out the indebtedness of Fiberweb as at 26 August 2006. This information has been prepared by extracting the unaudited indebtedness and the cash and cash equivalents of the Fiberweb Group from the underlying financial records of BBA Group:

	26 August 2006 Unaudited IFRS
	£m
Cash	9.6
Cash equivalent	—
Trading securities	—
	9.6
Liquidity	
Current financial receivable	
Current bank debt	(11.8)
Current portion of non-current debt	—
Other current financial debt	(0.3)
Current financial debt	(12.1)
Net current financial indebtedness	(2.5)
Non current bank loans	(3.8)
Bonds issued	—
Other non-current loans	—
Non-current financial indebtedness	(3.8)
Net current financial indebtedness	(6.3)
Total current debt	
Guaranteed	(7.8)
Secured	(0.6)
Unguaranteed/unsecured	(3.7)
Total non-current debt (excluding current position of long-term debt)	
Guaranteed	(1.8)
Secured	(0.6)
Unguaranteed/unsecured	(1.4)
Total indebtedness	(15.9)

The Fiberweb group has various contractual obligations and commercial commitments, which are items for which it is contractually obligated or committed to pay a specific amount at a specific point in time. The aggregate contractual obligations as at 26 August 2006, were as follows:

Payments due by period

	Total	Within one year	Second to fifth years	After five years
	£m	£m	£m	£m
Contractual obligations				
Loan notes and shares	—	—	—	—
Finance lease obligations	7.4	2.3	5.1	—
Operating lease obligations	22.0	3.0	9.9	9.1
Total contractual obligations	29.4	5.3	15.0	9.1

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. Interest rates are fixed at the contract date or vary based on prevailing interest rates. The Group's obligations under finance leases are secured by the lessors' charges over the leased assets

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, fixed base operations, and equipment. Leases are negotiated for an average term of eight years for office properties, ten years for plants and warehouses and five years for equipment. Rentals are generally fixed or adjusted based on inflation.

Contingent liabilities

The Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurances, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse affect upon the business's financial position.

11. Dividend policy

The Directors believe that, had Fiberweb been operating as an independent listed company since the beginning of 2006, the Directors would have recommended an interim dividend of 1.7 pence per Ordinary Share in respect of the first half of 2006.

The Board would typically consider the split between the interim and final dividends in respect of each financial year of 30% and 70% respectively. This is not a profit forecast.

The Directors intend to adopt a progressive dividend policy, taking into account Fiberweb's capital requirements and cash flows as well as ensuring an appropriate level of dividend cover.

PART 8

FINANCIAL INFORMATION

1. IFRS financial information and Accountants' Report on the Fiberweb Business for the six months ended 30 June 2006

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond on Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 1 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and

whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised income and expense for the six month period ended 30 June 2006 in accordance with the basis of preparation set out in note 1.

This report does not cover, and we express no opinion on, the financial information for the six month period ended 30 June 2005 set out in the financial information which is marked unaudited.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined income statement
Six months ended 30 June 2006

	Note	For the period ended 30 June 2006			For the period ended 30 June 2005 Unaudited		
		Underlying*	Note i	2006	Underlying*	Note i	2005
		£m	£m	£m	£m	£m	£m
Revenue	2	309.4	—	309.4	313.8	—	313.8
Cost of sales		(254.0)	(24.8)	(278.8)	(246.7)	—	(246.7)
Gross profit		55.4	(24.8)	30.6	67.1	—	67.1
Distribution costs		(23.1)	—	(23.1)	(22.9)	—	(22.9)
Administrative expenses		(19.8)	(14.6)	(34.4)	(20.5)	—	(20.5)
Other operating income		1.4	—	1.4	0.3	—	0.3
Share of profit of associates		0.3	—	0.3	0.2	—	0.2
Other operating expenses		(0.8)	—	(0.8)	(0.3)	—	(0.3)
Restructuring costs		—	(45.2)	(45.2)	—	(1.7)	(1.7)
Operating profit/(loss)	2, 3	**13.4**	**(84.6)**	**(71.2)**	**23.9**	**(1.7)**	**22.2**
Investment income	4	0.3	—	0.3	0.4	—	0.4
Finance costs	4	(8.3)	—	(8.3)	(8.4)	—	(8.4)
Profit/(loss) before tax		**5.4**	**(84.6)**	**(79.2)**	**15.9**	**(1.7)**	**14.2**
Tax	5	(4.5)	22.3	17.8	(5.8)	0.1	(5.7)
Profit/(loss) for the period		**0.9**	**(62.3)**	**(61.4)**	**10.1**	**(1.6)**	**8.5**
Attributable to:							
BBA interests		**0.9**	**(62.3)**	**(61.4)**	10.1	(1.6)	8.5

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items as set out in Note 3 to the financial information.

As explained in the basis of preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the Fiberweb Business following the Demerger.

Combined balance sheet
30 June 2006

	Notes	30 June 2006	31 December 2005
		£m	£m
Non-current assets			
Intangible assets:			
Goodwill	8	97.0	113.3
Licences	8	3.6	4.1
Property, plant and equipment	9	349.7	409.4
Interests in associates	10	8.8	8.5
Trade and other receivables	12	0.2	0.5
		459.3	535.8
Current assets			
Inventories	11	83.2	88.3
Trade and other receivables	12	107.4	109.4
Cash and cash equivalents		22.1	27.1
Tax recoverable		0.3	1.3
		213.0	226.1
Total assets		672.3	761.9
Current liabilities			
Trade and other payables	13	(79.8)	(89.6)
Tax liabilities		(7.9)	(9.2)
Obligations under finance leases	14	(2.3)	(2.4)
Bank overdrafts and loans	16	(9.9)	(12.1)
Provisions	18	(2.7)	(5.0)
		(102.6)	(118.3)
Net current assets		110.4	107.8
Non-current liabilities			
Bank loans	16	(7.1)	(9.4)
Other payables due after one year		(2.5)	(2.9)
Retirement benefit obligations	19	(24.5)	(32.3)
Obligations under finance leases	14	(5.6)	(6.5)
Deferred tax liabilities	20	(32.4)	(52.4)
Provisions	18	(6.5)	—
		(78.6)	(103.5)
Total liabilities		(181.2)	(221.8)
Net assets		491.1	540.1
Invested capital	22	491.1	540.1

As explained in the basis of preparation the capital structure of the Fiberweb Business will change on demerger and therefore the amounts shown for cash and cash equivalents, bank overdrafts and loans, net current assets and deferred tax may not be representative of the amounts to be reported by the Fiberweb Business following demerger.

Group cash flow statement

Six months ended 30 June 2006

	Note	Six months ended 30 June 2006 £m	Unaudited Six months ended 30 June 2005 £m
Operating activities			
Net cash flow from operating activities	23	17.0	30.2
Investing activities			
Interest received		0.3	0.5
Purchase of property, plant and equipment		(29.9)	(14.3)
Proceeds from disposal of property, plant and equipment		0.6	—
Acquisition of subsidiaries	24	(2.3)	—
Net cash outflow from investing activities		(31.3)	(13.8)
Financing activities			
Interest paid		(0.3)	(0.2)
Interest paid to related parties (net)		(7.4)	(8.0)
Interest element of finance leases paid		(0.1)	(0.2)
Dividends paid		(3.6)	—
Decrease in loans		(4.1)	(1.2)
Decrease in finance leases		(1.2)	(1.2)
Increase/(decrease) in overdrafts		0.1	(7.9)
Increase in related party loans		25.8	26.7
Net cash inflow from financing activities		9.2	8.0
Cash and cash and cash equivalents at beginning of period		27.1	28.1
Exchange adjustments		0.1	(1.1)
(Decrease)/increase in cash and cash equivalents		(5.1)	24.4
Cash and cash equivalents at end of period		22.1	51.4
Net debt at beginning of year		(3.3)	(21.4)
(Decrease)/increase in cash equivalents		(5.1)	24.4
Decrease in loans		4.1	1.2
Decrease in finance leases		1.2	1.2
(Increase)/decrease in overdrafts		(0.1)	7.9
Bank loans acquired		(0.4)	—
Exchange adjustments		0.8	(0.2)
Net (debt)/funds at end of period		(2.8)	13.1

Statement of total recognised income and expense
Six months ended 30 June 2006

	Notes	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
		£m	£m
Exchange difference on translation of foreign operations		(15.3)	12.3
Actuarial gains on defined benefit pension schemes		3.7	—
Fair value movements on foreign exchange contracts		0.3	—
Tax on items recognised directly in invested capital		(1.5)	—
Net (expense)/income recognised directly in invested capital		(12.8)	12.3
Transfer to profit or loss from invested capital on commodity contracts		3.4	—
Tax on items transferred to profit or loss from invested capital		(0.3)	—
(Loss)/profit for the period		(61.4)	8.5
Total recognised income and expense for the period		(71.1)	20.8

1. Accounting policies

Basis of preparation

Pursuant to the Demerger Agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of Admission for the six months ended 30 June 2005 and 30 June 2006 as if it had been in existence from 1 January 2003 as described below. It is based on the financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 28 of the financial information. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses as at the end of the period covered by this financial information, of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, a profit and loss account and other reserves.

d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

   Management does not believe that the amounts outstanding in respect of long term funding from BBA at 30 June 2006 and 31 December 2005 are indicative of the Fiberweb Group's financing needs on a stand-alone basis and, as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger of the Fiberweb Group or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained by BBA are disclosed in note 26, Related Party Transactions.

f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

g) Tax charges and liabilities in the combined financial information (the "Tax Results") have been prepared by aggregating the proportion of the results in the BBA consolidated accounts attributable to the companies in the Fiberweb Business. Those companies have been, in fact, members of the BBA group of companies, and their affairs were managed as such. Accordingly, the Tax Results reflect the impact of the benefits and costs arising as a consequence of membership of that overall group. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the

Demerger, or of tax charges and liabilities that would have been incurred had the Fiberweb Business been a standalone entity.

h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

j) Hedge accounting has been applied where the requirements of IAS 39 "Financial Instruments: Recognition and Measurement" in respect of hedge accounting have been met by the Fiberweb Business (see accounting policy below).

k) Retirement benefit plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements in accordance with IAS 19 "Employee Benefits". Retirement benefit plans relating to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business have been accounted for on a defined contribution basis in the combined financial statements as there is no contractual agreement or stated policy for allocating the plans between the companies or businesses. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

l) BBA operates a number of cash and equity settled share based compensation plans. The fair value of those share based payments relating to employees of the Fiberweb Business, calculated in accordance with IFRS 2 "Share Based Payments", has been recognised in the combined financial instruments as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, BBA revises its estimates of the number of options that are expected to become exercisable at each balance sheet date. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The Fiberweb Business financial information has been prepared using the historical cost convention, adjusted for the revaluation of certain assets, where fair value has been deemed to be equal to cost, and certain financial instruments held at fair value. The principal accounting policies adopted are set out below.

The financial information has been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. It has also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue and would be relevant but not yet effective:

— IFRIC 4	Determining whether an Arrangement contains a lease;
— IFRIC 5	Rights to Interests arising from Decommissioning Restoration and Environmental Rehabilitation Funds;
— IFRIC 8	Scope of IFRS 2;
— IFRIC 9	Reassessment of embedded derivatives;
— Amendment to IAS 39	The Fair Value Option;
— Amendment to IAS 39	Cash Flow Hedge Accounting of forecast Intra-Group Transactions; and
— Amendment to IAS 39 and IFRS 4	Financial guarantee contracts

Intangible assets

Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Fiberweb Business makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of tangible and intangible assets

At each balance sheet date, the Fiberweb Business reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Fiberweb Business estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Investments

In the Fiberweb Business' financial information, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition reserves less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to invested capital. All other translation differences are taken to the income statement.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under IAS 39. In previous years, derivative financial instruments were accounted for and presented on a UK GAAP basis. This initial application has been treated as a change in accounting policy in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". This change has been made in accordance with the transitional provisions of IFRS 1. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £3.5 million at 31 December 2005.

Derivative financial instruments utilised by the Fiberweb Business comprise foreign exchange contracts and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Fiberweb Business in line with the Fiberweb Business' risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in invested capital until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Fiberweb Business' balance sheet when the Fiberweb Business becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and invested capital

Financial liabilities and equity instruments included in invested capital are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Fiberweb Business after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Fiberweb Business' development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

The Fiberweb Business participates in the BBA Group plc share options schemes. BBA Group plc operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the BBA Group plc revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Fiberweb Business has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to invested capital, in which case the deferred tax is also dealt with in invested capital.

Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Fiberweb Business' accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £97.0 million and £349.7 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 8 and 9.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related

to defined benefit type schemes at the balance sheet date was £24.5 million. Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 19.

2. Segmental information

All segments include operations consisting of the manufacture and sale of non-woven materials.

Six months ended 30 June 2006:

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
External sales by origin	10.0	126.4	144.9	28.1		309.4
External sales by destination	16.2	108.4	154.3	30.5		309.4
Inter-segment sales	0.1	4.1	4.1	2.2	(10.5)	
Underlying operating profit	(0.6)	6.0	4.6	3.3		13.4
Restructuring costs and other non recurring items	(8.7)	(19.8)	(56.0)	(0.1)		(84.6)
Segment result*	(9.3)	(13.8)	(51.4)	3.2		(71.2)
Investment income						0.3
Finance costs						(8.3)
Loss before tax						(79.2)
Tax						17.8
Loss for the period						(61.4)

* Segment result includes £0.3 million profit of associates within Europe (£0.1 million) and Rest of the World (£0.2 million) respectively.

Six months ended 30 June 2006:

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.5	11.5	8.0	9.0	29.0
Depreciation and amortisation	(2.2)	(8.3)	(8.0)	(2.0)	(20.5)
Impairment losses recognised in profit or loss	(8.4)	(17.4)	(47.0)	—	(72.8)
Balance sheet at 30 June 2006					
Assets:					
Segment assets	8.3	288.1	286.2	80.6	663.2
Interests in associates	—	3.1	—	5.7	8.8
Tax recoverable					0.3
Consolidated total assets	8.3	291.2	286.2	86.3	672.3
Liabilities:					
Segment liabilities	(2.7)	(48.7)	(55.8)	(8.8)	(116.0)
Tax liabilities					(40.3)
Finance lease and loan liabilities					(24.9)
Consolidated total liabilities	(2.7)	(48.7)	(55.8)	(8.8)	(181.2)

Unaudited
Six months ended 30 June 2005:

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
External sales by origin	9.9	134.9	144.7	24.3	—	313.8
External sales by destination	17.3	121.0	150.2	25.3	—	313.8
Inter-segment sales	0.1	5.4	3.1	2.5	(11.1)	—
Underlying operating profit	0.2	12.8	8.3	2.6		23.9
Restructuring costs and other non recurring items	—	(0.1)	(1.5)	(0.1)		(1.7)
Segment result*	0.2	12.7	6.8	2.5		22.2
Investment income						0.4
Finance costs						(8.4)
Profit before tax						14.2
Tax						(5.7)
Profit for the period						8.5

* Segment result includes £0.2 million profit of associates within Europe (£0.1 million) and Rest of the World (£0.1 million) respectively.

Unaudited
Six months ended 30 June 2005:

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.3	5.2	7.6	0.9	14.0
Depreciation and amortisation	(0.5)	(8.6)	(10.7)	(2.4)	(22.2)
Impairment losses recognised in profit or loss	—	—	—	—	—
Balance sheet at December 2005					
Assets:					
Segment assets	16.7	290.0	392.6	82.8	752.1
Interests in associates	—	3.1	—	5.4	8.5
Tax recoverable					1.3
Consolidated total assets	16.7	293.1	362.6	88.2	761.9
Liabilities:					
Segment liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(160.2)
Tax liabilities					(61.6)
Finance lease and loan liabilities					(30.4)
Consolidated total liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(221.8)

Business segments	Sales by origin	Underlying operating profit	Restructuring costs and other non recurring items	Segment results	Capital Additions	Depreciation & amortisation	Assets
	Six months ended 30 June 2006 and 30 June 2005 (Unaudited)						As at 30 June 2006 and 31 December 2005
	£m	£m	£m	£m	£m	£m	£m
2006							
Hygiene	204.5	5.2	(71.1)	(65.9)	(20.8)	(14.4)	493.6
Industrial	104.9	7.9	(13.2)	(5.3)	(9.6)	(6.1)	178.0
Unallocated corporate	—	0.3	(0.3)	—	—	—	0.7
Total	309.4	13.4	(84.6)	(71.2)	(30.4)	(20.5)	672.3
2005							
Hygiene	216.7	14.2	(0.4)	13.8	8.7	(16.1)	559.7
Industrial	97.1	10.9	(1.0)	9.9	5.3	(6.1)	194.5
Unallocated corporate	—	(1.2)	(0.3)	(1.5)	—	—	7.7
Total	313.8	23.9	(1.7)	22.2	14.0	(22.2)	761.9

All the sales of the Business arise from sale of goods.

3. (Loss)/profit for the period

(Loss)/profit for the period has been arrived at after charging/(crediting).

	2006	Unaudited 2005
	£m	£m
Net foreign exchange losses	0.3	—
Research and development costs	4.8	3.5
Depreciation and impairment of property, plant and equipment	41.8	22.1
Amortisation of intangible assets (included in administration expenses)	0.6	0.2
Total depreciation and amortisation expense	42.4	22.3
Total employee costs	52.0	52.7
Cost of inventories recognised as an expense	254.0	246.7
Amounts paid to auditors:		
—Audit fees	0.9	—
—Non-audit services	—	—

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £84.6 million (2005: £1.7 million). The main items included within this are:

- Non-recurring cost of sales £24.8 million (First half 2005: £nil): Includes a £2.3 million charge representing the ineffective element of a raw materials hedge; and a £19.3 million impairment charge in relation to a small number of Fiberweb wipes lines. These impairments arise as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe and North America. It also includes a £3.2 million impairment in relation to our cotton bleaching business at Griswoldville, which reflects the impact of increased competitive pressures, principally arising from cheaper imports (see note 27).
- Non-recurring administrative expenses £14.6 million (First half 2005: £nil): Represents the impairment of Goodwill relating to Tecnofibra. This impairment arises as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe.
- Restructuring costs £45.2 million (2005: £1.7 million). Includes line impairments of £25.7 million, and severance and other closure costs of £8.3 million associated with the rationalisation of the North American hygiene business which was announced to the London Stock Exchange on 28 April 2006. It also includes a line impairment of £8.4 million in relation to Terram, where a restructuring is to be carried out in the second half of 2006 as described further in note 27.

4. Investment income and finance costs

	2006	Unaudited 2005
	£m	£m
Interest on bank deposits	0.3	0.4
Total investment income	0.3	0.4
Interest on bank loans and overdrafts	(0.6)	(0.5)
Interest on obligations under finance leases	(0.1)	(0.2)
Interest on related party loans (net)	(7.3)	(7.7)
Net finance expense from pension schemes	(0.5)	—
Other finance costs	(0.1)	(0.1)
	(8.6)	(8.5)
Less amounts included in the cost of qualifying assets	0.3	0.1
Total finance costs	(8.3)	(8.4)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 3.2% to 5.2% to expenditure on such assets.

Interest on related party loans includes £0.8 million interest income (2005—£9.4 million) which relates to BBA Business Trust. On 27 January 2006, BBA Business Trust was liquidated, and all of its assets were distributed up to its partners, BBA Nonwovens Washougal Inc. and Reemay Inc. Those parties passed on the loan assets, and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA company which does not form part of the Fiberweb Business.

5. Income tax expense

	2006	Unaudited 2005
	£m	£m
Current tax	1.9	3.8
Deferred tax (note 20)	(19.7)	1.9
Income tax expense for the period	(17.8)	5.7

Current tax all relates to overseas operations.

All of the income tax expense relates to continuing operations.

Domestic income tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the period. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the period can be reconciled to the accounting profit as follows:

	2006	Unaudited 2005
	£m	£m
(Loss)/profit before tax:	(79.2)	14.2
Continuing operations	(79.2)	14.2
Tax at the rates prevailing in the relevant tax jurisdictions 38.9% (2005: 33.5%)	(30.8)	4.7
Tax effect of share of results of associates	—	(0.1)
Tax effect of expenses that are not deductible in determining taxable profit	6.0	(0.1)
Tax benefit provided to BBA Group entities	4.5	1.3
Items on which deferred tax has not been recognised	2.5	(0.1)
Tax (income) expense for the period	(17.8)	5.7

The applicable tax rate of 38.9% (2005: 33.1%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £nil (2005: £nil) and deferred tax of £1.8 million (2005: nil) has been charged to invested capital in the year in relation to pensions and foreign exchange.

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of annual tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

6. Earnings per share

Earnings	Continuing operations 2006	2005
	£m	£m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	(61.4)	8.5
Restructuring costs and non-recurring items	84.6	1
Tax on restructuring costs and non-recurring items	(22.3)	(0.1)
Adjusted earnings	0.9	9.8
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	0.7p	8.2p
Unadjusted	(50.1)p	6.9p

* The number of shares is the estimated number of shares to be issued upon demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non recurring items because the director's consider that this gives a better indication of underlying performance.

7. Employees

	30 June 2006	30 June 2005
	Number	Number
Average monthly number (including executive directors)		
By market		
Hygiene	1,847	1,812
Industrial	1,089	1,067
	2,936	2,879
By region		
United Kingdom	82	75
Mainland Europe	1,161	1,052
North America	1,322	1,411
Rest of World	371	341
	2,936	2,879
	£m	£m
Employment costs		
Wages and salaries	39.8	42.8
Social security costs	10.2	8.2
Pension costs	2.0	1.7
	52.0	52.7

8. Intangible assets

	2006		
	Goodwill 2006	Licences 2006	Total 2006
	£m	£m	£m
Cost			
At 1 January 2006	113.3	6.1	119.4
Exchange adjustments	(4.3)	(0.2)	(4.5)
Acquisitions	2.6	0.3	2.9
At 30 June 2006	111.6	6.2	117.8
Amortisation			
At 1 January 2006	—	(2.0)	(2.0)
Amortisation charge for the period	—	(0.6)	(0.6)
At end of period	—	(2.6)	(2.6)
Impairment			
Impairment loss recognised in the period	(14.6)	—	(14.6)
Impairment balance at end of period	(14.6)	—	(14.6)
Carrying amount			
At 30 June 2006	97.0	3.6	100.6

Licences are amortised over the period to which they relate, which is on average five years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	30 June 2006	31 December 2005
	£m	£m
Veratec	52.0	55.0
Tecnofibra	—	14.5
Tenotex	22.9	22.7
Reemay	10.5	11.3
Superior	4.2	4.6
Other—(several CGU's)	7.4	5.2
	97.0	113.3

The business tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows for all CGUs is 10.65%.

No goodwill arose on acquisitions in prior periods in the six months to 30 June 2006 (2005: £0.7 million goodwill on acquisitions after finalisation of fair value exercises).

9. Property, plant and equipment

	2006		
	Land and buildings	Fixtures and equipment	Total
	£m	£m	£m
Cost or valuation			
At 1 January 2006	121.7	602.0	723.7
Exchange adjustments	(3.9)	(18.7)	(22.6)
Transfers to stock	—	—	—
Acquisition of businesses	—	1.5	1.5
Additions	3.2	25.8	29.0
Disposals	—	(0.5)	(0.5)
Asset write downs	(10.4)	(70.4)	(80.8)
At 30 June 2006	110.6	539.7	650.3
Accumulated depreciation and impairment			
At 1 January 2006	32.8	281.5	314.3
Exchange adjustments	(1.2)	(8.4)	(9.6)
Depreciation charge for the period	2.2	17.7	19.9
Disposals	—	(0.1)	(0.1)
Impairments	0.3	21.6	21.9
Asset write downs	(2.8)	(43.0)	(45.8)
At 30 June 2006	31.3	269.3	300.6
Carrying amount			
At 30 June 2006	79.3	270.4	349.7

	30 June 2006	31 December 2005
	£m	£m
Capital commitments		
Capital expenditure contracted for but not provided	8.7	6.9

The carrying amount of the business' fixtures and equipment includes an amount of £7.9 million (2005: £8.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.65%.

Asset write downs includes £25.7 million impairment charges associated with the rationalisation of the North American hygiene business and a £7.6 million impairment charge associated with the rationalisation of Terram.

10. Interests in associates

	30 June 2006	31 December 2005
	£m	£m
Cost of investment in associates	5.5	5.5
Share of post acquisition profit, net of dividends received	3.3	3.0
	8.8	8.5

The names and interests in major associated undertakings and joint ventures are shown in note 28.

Aggregated amounts relating to associates

	30 June 2006	31 December 2005
	£m	£m
Total assets	22.6	24.3
Total liabilities	(6.2)	(9.3)
Net assets	16.4	15.0

	30 June 2006	30 June 2005
	£m	£m
Revenue	11.6	11.0
Profit for the period	0.9	0.4
Business' share of profit for the period	0.3	0.2

11. Inventories

	30 June 2006	31 December 2005
	£m	£m
Raw materials	30.0	32.0
Work-in-progress	10.0	8.7
Finished goods	43.2	47.6
	83.2	88.3

12. Other financial assets

Trade and other receivables

	30 June 2006	31 December 2005
	£m	£m
Trade receivables	89.7	95.0
Other receivables, prepayments and accrued income	17.7	14.4
Trade and other receivables due within one year	107.4	109.4
Trade and other receivables due after one year	0.2	0.5
	107.6	109.9

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £1.8 million (2005: £2.0 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Fiberweb Business' principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Fiberweb Business' credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made

where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Fiberweb Business has some concentration of credit risk, however the significant customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

13. Trade and other payables

	30 June 2006	31 December 2005
	£m	£m
Trade payables	56.3	60.7
Other taxation and social security	2.0	2.4
Other payables	10.7	17.9
Accruals and deferred income	10.8	8.6
	79.8	89.6

The directors consider that the carrying amount of trade and other payables approximates their fair value.

14. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	30 June 2006	31 December 2005	30 June 2006	31 December 2005
	£m	£m	£m	£m
Amounts payable under finance leases:				
Within one year	2.7	2.7	2.3	2.4
In the second to fifth years inclusive	5.9	7.0	5.6	6.5
	8.6	9.7	7.9	8.9
Less: future finance charges	(0.7)	(0.8)	N/A	N/A
Present value of lease obligations	7.9	8.9	7.9	8.9
Less: amount due for settlement within 12 months (shown under current liabilities)			(2.3)	(2.4)
			5.6	6.5

It is the Fiberweb Business' policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the six months to 30 June 2006, the average effective borrowing rate was 3.0% (31 December 2005: 2.7%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £2.5 million (31 December 2005: £3.0 million) and Swedish Kroner £5.4 million (31 December 2005: £5.9 million).

The fair value of the Fiberweb Business' lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

15. Operating lease arrangements

The business as lessee:

	Six months ended 30 June 2006	Six months ended 30 June 2005
	£m	£m
Minimum lease payments under operating leases recognised as an expense in the period	2.2	1.9

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	30 June 2006	31 December 2005
	£m	£m
Within one year	3.1	3.2
In the second to fifth year inclusive	10.0	9.8
After five years	9.5	10.2
	22.6	23.2

Operating lease payments represent amounts payable by the Fiberweb Business for certain of its office properties, plants, and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

16. Bank overdraft and loans

	30 June 2006	31 December 2005
	£m	£m
Bank overdrafts	0.5	0.2
Bank loans	16.2	20.9
Loans other than from banks	0.3	0.4
	17.0	21.5

The borrowings are repayable as follows:

	30 June 2006	31 December 2005
	£m	£m
On demand or within one year	9.9	12.1
In the second year	5.7	5.9
In the third to fifth years inclusive	1.4	3.5
After five years	—	—
	17.0	21.5
Less: Amount due for settlement within 12 months (shown under current liabilities)	(9.9)	(12.1)
Amount due for settlement after 12 months	7.1	9.4

The fair value of the Fiberweb Business' borrowings are not materially different from their carrying values.

The carrying amounts of the Fiberweb Business' borrowings are denominated in the following currencies:

30 June 2006	US dollar	Euro	Total
	£m	£m	£m
Bank overdrafts	—	0.5	0.5
Bank loans	10.6	5.6	16.2
Loans other than from banks	—	0.3	0.3
	10.6	6.4	17.0

31 December 2005	US dollar	Euro	Total
	£m	£m	£m
Bank overdrafts	—	0.2	0.2
Bank loans	13.9	7.0	20.9
Loans other than from banks	—	0.4	0.4
	13.9	7.6	21.5

The average interest rates on borrowings are as follows:

	30 June 2006	31 December 2005
	£m	£m
US Dollar	5.9%	4.5%
Euros	3.9%	3.0%

The majority of borrowings are arranged at floating rates, thus exposing the Fiberweb Business to cash flow interest rate risk.

Bank overdrafts are repayable on demand. The business has secured loans of £0.3 million (2005: £nil). All other bank loans are unsecured although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries.

The effective interest rates on borrowings are not materially different from their nominal interest rates.

At 30 June 2006, the Fiberweb Business had available £0.7m million (31 December 2005: £5.1 million) of undrawn committed borrowing facilities.

17. Derivative financial instruments

	Fair values 30 June 2006		Fair values 31 December 2005	
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Cash flow hedges:				
Commodity futures	—	—	—	3.4
	—	—	—	3.4
Foreign exchange contracts not designated as cash flow hedges:				
Forward foreign exchange contracts	—	—	—	0.1
	—	—	—	0.1

All open derivative positions will mature in the next 12 months.

As at 30 June 2006, the Fiberweb Business had committed to a notional amount of £2.8 million (31 December 2005: £4.1 million) of forward contracts to buy or sell foreign currency.

As noted in the basis of preparation in note 1 treasury transactions in respect of the management of translational currency risk were managed by BBA at a Group level. It is not possible to apportion the share of foreign currency denominated loans, foreign exchange contracts and cross currency swaps to the Fiberweb Business.

Interest Rate Risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of interest rate risk were managed by BBA at a Group level. It is not possible to apportion the share of interest rate derivatives relating to the Fiberweb Business.

Commodity Risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of commodity risks were managed by BBA at a Group level. Derivative instruments directly attributable to the Fiberweb Business have been allocated to the Fiberweb Business in these financial statements. The Fiberweb Business has commodity raw material price exposure to a number of raw materials with the majority of the exposure relating to polypropylene. The Fiberweb Business' policy is to manage its polypropylene exposure through a combination of physical factors in managing the business as well as using derivative instruments including fixed price swaps and futures contracts.

As at 30 June 2006 the Fiberweb Business had committed to a notional amount of £nil million (31 December 2005: £16.6 million) of polypropylene futures contracts which are used to hedge polypropylene raw material price exposure.

All commodity swaps are designated and effective as cash flow hedges and the fair value of £nil (31 December 2005: £3.4m) has been deferred in invested capital.

18. Provisions

	1 January 2006	Transferred from payables	Exchange rate adjustments	Charged in year	Utilised in year	30 June 2006
	£m	£m	£m	£m	£m	£m
Restructuring provisions	5.0	0.1	(0.2)	8.2	(3.9)	9.2

Restructuring provisions principally represents cost provided in relation to the rationalisation of the North American hygiene business.

	30 June 2006	31 December 2005
	£m	£m
Analysed as:		
Current liabilities	2.7	5.0
Non-current liabilities	6.5	—
	9.2	5.0

19. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide. In addition, the Fiberweb Business participates in certain pensions schemes operated by BBA Group plc. The normal pension cost for the Fiberweb Business, including early retirement costs, was £2.0 million (30 June 2005 £1.7 million) of which £1.9 million (30 June 2005: £1.6 million) was in respect of foreign schemes. This includes £1.6 million (30 June 2005: £1.4 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution plans. There are also a number of funded final salary defined benefit pension arrangements principally in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Fiberweb Businesses' defined benefit pension schemes and healthcare plan have been reviewed and updated as at 30 June 2006. The following weighted average financial assumptions have been adopted:

	North America				Rest of World			
	30 June	31 December			30 June	31 December		
	2006	2005	2004	2003	2006	2005	2004	2003
	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)
Discount rate	6.0	5.3	6.0	6.3	5.1	4.5	5.1	5.5
Rate of increase to pensionable salaries	3.1	3.1	3.8	3.8	3.4	3.4	2.4	3.3
Price inflation	2.8	2.8	2.8	2.8	2.1	2.1	1.5	1.7
Rate of increase to pensions in payment	—	—	—	—	1.8	1.8	1.0	1.5

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America				Rest of World				Total			
	30 June	31 December			30 June	31 December			30 June	31 December		
	2006	2005	2004	2003	2006	2005	2004	2003	2006	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets												
Equities	13.9	14.3	16.5	14.1	0.5	0.5	0.3	0.2	14.4	14.8	16.8	14.3
Government bonds	9.4	11.0	4.1	9.7	0.1	0.1	0.1	0.1	9.5	11.1	4.2	9.8
Corporate bonds	1.5	14.3	—	—	—	—	—	—	1.5	14.3	—	—
Other	14.0	0.3	11.4	8.0	—	—	—	—	14.0	0.3	11.4	8.0
Total fair value of scheme assets	38.8	39.9	32.0	31.8	0.6	0.6	0.4	0.3	39.4	40.5	32.4	32.1
Present value of defined benefit obligations	57.4	65.9	52.7	52.9	6.5	6.9	4.2	3.9	63.9	72.8	56.9	56.8
Liability recognised on the balance sheet	(18.6)	(26.0)	(20.7)	(21.1)	(5.9)	(6.3)	(3.8)	(3.6)	(24.5)	(32.3)	(24.5)	(24.7)

Included within the North America liability set out above is £3.5 million (31 December 2005: £4.9 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA Group plc.

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	North America			
	30 June 2006	31 December 2005	31 December 2004	31 December 2003
Long term expected return on assets (%)				
Equities	8.3	8.3	8.5	9.0
Government bonds	4.1	4.1	5.5	5.8
Corporate bonds	5.1	5.1	5.5	5.8
Other	4.0	4.0	3.0	3.4
Total	6.0	6.0	6.2	6.6

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of income statement charge									
Current service cost	0.2	0.4	1.1	0.3	0.8	0.1	0.5	1.2	1.2
Past service cost	(0.3)	—	—	—	—	—	(0.3)	—	—
Interest cost	1.6	3.2	3.2	0.1	0.1	0.1	1.7	3.3	3.3
Expected return on assets	(1.2)	(2.4)	(2.0)	—	—	—	(1.2)	(2.4)	(2.0)
(Gains)/losses due to settlements and curtailments	(0.2)	(0.8)	(1.0)	—	—	—	(0.2)	(0.8)	(1.0)
Expense recognised in income statement	0.1	0.4	1.3	0.4	0.9	0.2	0.5	1.3	1.5

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Curtailment gains have been recognised within other operating income.

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Defined benefit obligation at beginning of year	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Current service cost	0.2	0.4	1.1	0.3	0.8	0.1	0.5	1.2	1.2
Interest cost	1.7	3.2	3.2	0.1	0.1	0.1	1.8	3.3	3.3
Contributions by plan participants	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1
Actuarial (gains)/losses on scheme liabilities*	(4.0)	6.5	2.6	(0.3)	3.1	0.1	(4.3)	9.6	2.7
Net benefits paid out	(1.9)	(3.2)	(0.4)	(0.5)	(0.5)	—	(2.4)	(3.7)	(0.4)
Gains due to settlements and curtailments	(0.6)	(1.1)	(1.0)	—	—	—	(0.6)	(1.1)	(1.0)
Termination benefits	(0.1)	0.3	—	—	—	—	(0.1)	0.3	—
Foreign currency exchange rate changes	(3.9)	7.0	(5.8)	—	(0.8)	—	(3.9)	6.2	(5.8)
Defined benefit obligation at end of year	57.4	65.9	52.7	6.5	6.9	4.2	63.9	72.8	56.9

* Includes changes to the actuarial assumptions

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Charges to the fair value of scheme assets during the year									
Fair value of scheme assets at beginning of year	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Expected return on assets	1.2	2.4	2.0	—	—	—	1.2	2.4	2.0
Actual employer contributions	2.6	4.2	1.3	0.5	0.5	—	3.1	4.7	1.3
Contributions by plan participants	0.1	0.1	0.1	—	—	—	0.1	0.1	0.1
Net benefits paid out	(1.9)	(3.2)	(0.4)	(0.5)	(0.5)	—	(2.4)	(3.7)	(0.4)
Actuarial gains on assets	(0.1)	0.2	1.4	—	0.1	0.1	(0.1)	0.3	1.5
Settlements	(0.6)	—	—	—	—	—	(0.6)	—	—
Foreign currency exchange rate changes	(2.4)	4.2	(4.2)	—	0.1	—	(2.4)	4.3	(4.2)
Fair value of plan assets at end of year	38.8	39.9	32.0	0.6	0.6	0.4	39.4	40.5	32.4

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Actual return on scheme assets	0.6	2.6	3.3	—	—	0.1	0.4	2.6	3.4

	North America			Rest of World			Total		
	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Analysis of amounts recognised in Statement of Recognised Income and Expense									
Total actuarial losses recognised in year	3.4	(6.3)	(1.2)	0.3	(3.0)	3.4	3.7	(9.3)	2.2
Total losses in Statement of Recognised Income and Expense	3.4	(6.3)	(1.2)	0.3	(3.0)	3.4	3.7	(9.3)	2.2
Cumulative amount of losses recognised in Statement of Recognised Income and Expense	(4.1)	(7.5)	(1.2)	(2.7)	(3.0)	(3.5)	(6.8)	(10.5)	(4.7)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £nil and increase the net liability by £0.4 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.3 million.

	North America				Rest of World				Total			
	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003	30 Jun 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
History of Asset Values, Defined Benefits Obligations												
Fair value of assets	38.8	39.9	32.0	31.8	0.6	0.6	0.4	0.3	39.4	40.5	32.4	32.1
Defined benefits obligation	57.4	65.9	52.7	52.9	6.5	6.9	4.2	3.9	63.9	72.8	56.9	56.8
Deficit	(18.6)	(26.0)	(20.7)	(21.1)	(5.9)	(6.3)	(3.8)	(3.6)	(24.5)	(32.3)	(24.5)	(24.7)
Experience gains on scheme assets	0.6	0.2	1.4	—	0.1	0.1	0.1	—	(0.5)	0.3	1.5	—
Experience losses on scheme liabilities	(0.1)	(2.5)	(0.2)	—	—	(1.8)	(0.1)	—	(1.9)	(4.3)	(0.3)	—

	North America	Rest of World	Total
Employer contributions in 2006 are estimated to be as follows:	£6.6m	£0.5m	£7.1m

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA Group plc.

The contribution payable by Fiberweb Business entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Fiberweb Business entities who participate in the scheme. The charge recognised in the period was £0.1 million (year to 31 December 2005: £0.3 million).

The following information is presented in respect of the BBA Income and Protection Plan as a whole:

	United Kingdom		
	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m
Changes to the present value of the defined benefit obligation during the year			
Defined benefit obligation at beginning of year	452.2	415.3	368.0
Current service cost	2.6	4.7	5.7
Interest cost	10.4	21.8	21.0
Contributions by plan participants	0.4	0.9	1.1
Actuarial losses on scheme liabilities*	(16.8)	25.4	20.6
Net benefits paid out	(10.0)	(16.0)	(21.2)
Past service cost	—	0.1	0.1
Defined benefit obligation at end of year	438.8	452.2	395.3

* Includes changes to the actuarial assumptions.

	United Kingdom		
	30 June 2006	31 Dec 2005	31 Dec 2004
	£m	£m	£m
Changes to the fair value of scheme assets during the year			
Fair value of scheme assets at beginning of year	436.8	381.9	368.9
Expected return on assets	12.0	23.8	23.2
Actual employer contributions	6.8	8.7	4.5
Contributions by plan participants	0.4	0.9	1.1
Net benefits paid out	(10.0)	(16.0)	(21.2)
Actuarial gains on assets	(15.1)	37.5	5.4
Fair value of plan assets at end of year	430.9	436.8	381.9

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	United Kingdom			
	30 June 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003
	£m	£m	£m	£m
Assets				
Equities	119.7	123.4	119.2	130.6
Government bonds	160.7	162.4	205.9	192.1
Corporate bonds	78.0	78.1	—	—
Other	72.5	72.9	56.8	46.2
Total fair value of scheme assets	430.9	436.8	381.9	368.9

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the scheme has been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	United Kingdom			
	30 June 2006	31 Dec 2005	31 Dec 2003	31 Dec 2004
	p.a. (%)	p.a. (%)	p.a. (%)	p.a. (%)
Discount rate	5.2	4.8	5.3	5.5
Rate of increase to pensionable salaries	4.5	4.4	4.4	4.3
Price inflation	3.0	2.9	2.9	2.8
Rate of increase to pensions in payment	3.0	2.8	2.7	2.7

	United Kingdom			
	30 June 2006	31 Dec 2005	31 Dec 2004	31 Dec 2003
	(%)	(%)	(%)	(%)
Long term expected return on assets				
Equities	8.8	8.8	8.8	8.8
Government bonds	4.0	4.0	5.0	5.0
Corporate bonds	4.5	4.5	—	—
Other	6.5	6.5	5.6	5.6

In preparing the financial statements, we have restated the 2004 long term expected return on assets based on advice from our actuaries.

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore a 1% increase or decrease in assumed medical cost trend rates would have no affect on the aggregate charge in the income statement or the net liability.

	UK
Employer contributions in 2006 are estimated to be as follows:	£8.6m

20. Deferred tax

For the six months ended 30 June 2006

	Fixed assets	Other assets	Goodwill and intangibles	Tax losses and tax credits	Retirement benefits	Share based payments	Total
	£m	£m	£m	£m	£m	£m	£m
1 January 2006	(63.5)	1.2	(5.0)	3.0	10.8	1.1	(52.4)
Credited/(charged) in period	22.0	—	(0.2)	(1.3)	—	(0.8)	19.7
Recognised directly in invested capital	—	(0.3)	—	—	(1.5)	—	(1.8)
Acquisitions/disposals	(0.2)	—	—	—	—	—	(0.2)
Exchange adjustments	2.6	—	0.6	(0.2)	(0.7)	—	2.3
30 June 2006	(39.1)	0.9	(4.6)	1.5	8.6	0.3	(32.4)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	30 June 2006	31 December 2005
	£m	£m
Deferred tax liabilities	(32.4)	(52.4)
Deferred tax assets	—	—
	(32.4)	(52.4)

At the balance sheet date, the group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £8.2m (2005: £9.0m) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £8.8m (2005: £6.3m). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

21. Share based payments

Equity settled share option scheme

Certain directors and employees of the Fiberweb Business participated in the BBA Group Share option schemes. The total credit recognised in the period in respect of share based payments relating to the Fiberweb Business was £0.7 million (half year 2005: £0.8 million charge). Expenses of £0.1m (2005: £0.1m) related to equity-settled share-based payment transactions.

Presented below is information in respect of the Fiberweb Business' share of BBA Share Option Schemes as a whole.

The group plans provide for a grant price equal to the average quoted market price of the group shares on the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

Details of the share options outstanding during the year are as follows:

	30 June 2006		31 December 2005	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding at 1 January 2006	8,915,489	224p	9,486,868	239p
Granted during the period	—	—	2,983,002	199p
Forfeited during the period	—	—	—	—
Reinstated during the period	—	—	—	—
Cancelled	—	—	—	—
Exercised during the period	(2,121,371)	156p	(2,214,451)	235p
Expired during the period	(229,078)	306p	(1,339,930)	258p
Outstanding at 30 June 2006	6,565,040	296p	8,915,489	224p
Exercisable at 30 June 2006	2,254,564	309p	2,115,950	334p

The weighted average share price at the date of exercise for share options exercised during the period was 274p. The options outstanding at 30 June 2006 had a weighted average remaining contractual life of 50 months.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. The inputs into the model were as follows:

	2006		2005	
	Issued in March 2003	Others	Issued in March 2003	Others
Weighted average share price at issue (pence)	153	290	153	290
Weighted average exercise price (pence)	153	221	153	224
Expected volatility (%)	24.1%	22.1%	14.5%	12.8%
Expected life (months)	2	20	6	33
Risk-free rate (%)	4.7%	4.8%	4.0%	4.2%
Expected dividend yield (%)	4.5%	4.5%	3.8%	3.8%

Expected volatility was determined by calculating the historical volatility of the group's share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Cash-settled share-based payments

The BBA Group issues to certain employees share appreciation rights (SARs) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined by using the Black-Scholes model using the assumptions noted in the above table. The Fiberweb Business has recorded liabilities of £0.8 million (31 December 2005: £2.6 million) and a total

credit of £0.7 million (2005: £0.7 million expense). The total intrinsic value of vested SAR's at 30 June 2006 and was £nil (31 December 2005: £0.2 million).

Other share-based payment plan

The BBA Group's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Group ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the BBA Group issued nil ordinary shares in the half year to 30 June 2006 to Fiberweb employees.

22. Reconciliation of movements in invested capital

	As at 30 June 2006	As at 31 December 2005
	£m	£m
Total recognised income and expense for the period	(71.1)	22.4
Change in net investment by BBA Group	22.1	(3.1)
Net movement in total invested capital for the period	(49.0)	19.3
Total invested capital at 1 January 2006	540.1	520.8
Total invested capital at 30 June 2006	491.1	540.1

23. Cash flow from operating activities

	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
	£m	£m
Operating (loss)/profit from continuing operations	(71.2)	22.2
Share of profit from associates	(0.3)	(0.2)
(Loss)/profit from operations	(71.5)	22.0
Depreciation of property, plant and equipment	19.9	22.1
Amortisation of intangible assets	0.6	0.1
Profit on sale of property, plant and equipment	(0.1)	(0.2)
Increase/(decrease) in provisions	4.4	(0.1)
Non cash impairment and asset write downs	76.0	—
Additional pension scheme contributions	(2.6)	—
Other non-cash items	(1.1)	0.7
Operating cash flows before movement in working capital	21.6	44.6
Increase in working capital	(2.4)	(11.4)
Cash generated by operations	19.2	33.2
Income taxes paid	(2.2)	(3.0)
Net cash from operating activities	17.0	30.2
Purchase of property, plant and equipment	(29.9)	(14.3)
Purchase of intangible assets	—	—
Proceeds from disposal of property, plant and equipment	0.6	—
Interest received	0.3	0.5
Interest paid	(0.4)	(0.2)
Interest paid to related parties (net)	(7.4)	(8.0)
Interest element of finance leases paid	—	(0.2)
Free cash flow	(19.8)	8.0

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £nil were financed by new finance leases. Additions of £0.6 million in 2005 were acquired on deferred payment terms, and were settled in the current period.

24. Acquisition of subsidiary undertakings

The Fiberweb Business acquired the entire issued share capital of Blowitex Vliesstoffe International GmbH on 1 April 2006. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of this acquisition. The goodwill arising on this acquisition was £2.6 million.

	Book and Provisional Fair value to BBA Group
	£m
Intangible assets	0.2
Property, plant and equipment	1.5
Investments	—
Inventories	0.7
Receivables	1.0
Payable	(2.7)
Taxation	0.2
Net borrowings	0.4
Net assets/(liabilities)	0.2
Goodwill	2.6
Cash consideration (including deferred consideration)	2.8
Deferred consideration	0.5
Net Cash consideration for 2006	2.3

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

There were no acquisitions during the year ended 31 December 2005.

The acquisitions noted above contributed £0.3m to the Fiberweb Business' profit before tax, £0.4m to net operating cash flows, paid £nil in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.3m in respect of capital expenditure and utilised £nil for investing activities.

If the acquisitions had been completed on 1 January 2006, total revenue for the period from acquisitions would have been £6.6m, and profit for the year would have been £0.6m.

25. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business' financial position.

26. Related party transactions

Transactions between the Fiberweb Business and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Fiberweb Business and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the period was as follows:

	Six months ended 30 June 2006	Unaudited Six months ended 30 June 2005
	£m	£m
Short-term benefits	1.1	0.9
Post-employment benefits	—	0.1
Termination benefits	0.2	0.5
Share-based payments	0.7	0.4
	2.0	1.9

Post-employment benefits include contributions of £nil (2005 £0.1 million) in relation to defined contribution schemes.

Director's emoluments

Daniel Dayan and Wim Das were, respectively, divisional Chief Executive Officer and divisional Chief Financial Officer of the business from 1 January 2006 to 30 June 2006.

		Short-term benefits	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000s	£'000s	£'000s	£'000s	£'000s
For the six months ended 30 June 2006						
Daniel Dayan	CEO Fiberweb	193.0	6.1	—	—	199.1
Wim Das resigned 31/7/06	CFO Fiberweb	84.2	5.4	—	—	89.6
Richard Stillwell		18.8	—	—	—	18.8
Totals		296.0	11.5	—	—	307.5

		Short-term benefits	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000s	£'000s	£'000s	£'000s	£'000s
For the year ended 31 December 2005						
Ross McMillan (until 23/02/05)	President Fiberweb	41.5	10.7	289.9	473.3	815.4
Phil Storey	VP Finance	205.5	33.1	—	91.0	329.6
Daniel Dayan (from 1/06/05)	CEO Fiberweb	190.3	7.9	—	—	198.2
Wim Das (from 27/06/05)	CFO Fiberweb	77.5	5.4	—	—	82.9
Richard Stilwell		37.5	—	—	—	37.5
Totals		552.3	57.1	289.9	564.3	1,463.6

Other related party transactions

	Six months ended 30 June 2006	Six months ended 30 June 2006
	£m	£m
Dividends to BBA Group entities	0.4	—
Audit fees recharged to Fiberweb Business entities by BBA Group	0.6	0.5
Insurance premiums recharged to Fiberweb Business entities by BBA Group	3.7	4.3
Net amounts due to BBA Group plc*	(266.6)	(264.3)

* As at 30 June 2006 and 31 December 2005.

Contributions made during the period to the BBA Income and protection plan amounted to £0.1 million (year to 31 December 2005: £0.3 million).

During the period an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered

into in the ordinary course of business and on an arm's length basis. Rental payments for the period amounted to £48,887 (six months to 30 June 2005: £48,672).

Throughout the period, the Directors consider BBA to be the ultimate controlling party of the Fiberweb Business.

27. Events after the balance sheet date

In the period since 30 June 2006, trading results at Fiberweb's UK nonwovens business, Terram Limited, have continued to suffer from significant increases in utility and polymer costs, as well as from price pressure caused by new capacity commissioned by two competitors. As a result, a one-off impairment charge of £8.4 million has been recognised in the period to 30 June 2006 subsequent to the publication of BBA's interim results. A decision has recently been taken to restructure this business by closing one of its two production lines which Fiberweb management expects to give rise to additional cash costs in the region of £1 million in the six months to 31 December 2006.

Fiberweb is actively pursuing opportunities to sell its cotton-bleaching business in Griswoldville, Massachusetts. Sale proceeds are expected to be comparable to the book value of assets held, after the recognition of a one-off impairment charge of £3.2 million in the period to 30 June 2006 which has been recognised subsequent to the publication of BBA's interim results.

28. Subsidiary and associated undertakings

The following is a list of the Companies forming the Fiberweb Business at 30 June 2006.

		Country of incorporation and principal operation
Bidim Industria e Comecio Ltda		Brazil
BBA Nonwovens Canada Limited		Canada
BBA (China) Airlaid Company Limited		China
Fiberweb France S.A.		France
BBA France SAS		France
BBA Nonwovens Berlin GmbH		Germany
Corovin GmbH		Germany
Linotec Development GmbH		Germany
Fiberweb Holding Deutschland GmbH (GER)		Germany
Terram Geotextilien GmbH (GER)		Germany
BBA Industrial Nonwovens GmbH		Germany
BBA Joint Venture Holdings 2 GmbH		Germany
Blowitex Vliesstoffe International GmbH		Germany
BCA Vertiebs GmbH		Austria
BBA Nonwovens Asia Pacific Limited		Hong Kong
BBA Fiberweb Holdings Srl		Italy
BBA Fiberweb Italia SpA		Italy
Korma SpA		Italy
BBA Fiberweb Tecnofibra SpA		Italy
Tenotex SpA		Italy
Veratec de Mexico SA de CV		Mexico
BBA Non Wovens Mexico SA de CV		Mexico
Servicios Veratec SA de CV		Mexico
BBA Fiberweb Tenotex SAU		Spain
BBA Fiberweb Holdings SLU		Spain
BBA Fiberweb Holdings AB		Sweden
BBA Industrial Holdings Sweden		Sweden
BBA Fiberweb Sweden AB		Sweden
Terram Limited		Great Britain
Fiberweb Holdings Limited		Great Britain
BBA Nonwovens Simpsonville Incorporated		USA
BBA Nonwovens Washougal Incorporated		USA
Reemay Incorporated		USA
BBA Industrial Textiles Incorporated		USA
BBA China Holdings BV		Netherlands
BBA Holdings Netherlands BV		Netherlands
BBA Belgium BVBA		Belgium
Associates	**% owned**	
CNC International Co. Limited	50	Thailand
Joint ventures and other investments	**% owned**	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi
Cordustex (Pty) Ltd	10	South Africa

2. **IFRS financial information and Accountants' Report on the Fiberweb Business for the two years ended 31 December 2005**

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 2 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with International Financial Reporting Standards ("IFRS").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the

financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised income and expense for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined income statement
Year ended 31 December 2005

		For the year ended 31 December 2005			For the year ended 31 December 2004		
	Note	Underlying*	Note i	2005	Underlying*	Note i	2004
		£m	£m	£m	£m	£m	£m
Revenue	3	619.3	—	619.3	552.8	—	552.8
Cost of sales		(490.0)	(11.5)	(501.5)	(421.8)	—	(421.8)
Gross profit		129.3	(11.5)	117.8	131.0	—	131.0
Distribution costs		(45.4)	—	(45.4)	(44.7)	—	(44.7)
Administrative expenses		(40.4)	—	(40.4)	(39.3)	—	(39.3)
Other operating income		2.8	2.6	5.4	1.3	1.0	2.3
Share of profit of associates		0.7	—	0.7	0.9	—	0.9
Other operating expenses		(3.0)	—	(3.0)	(0.8)	—	(0.8)
Restructuring costs		—	(11.2)	(11.2)	—	(5.3)	(5.3)
Operating profit	3, 4	**44.0**	**(20.1)**	**23.9**	**48.4**	**(4.3)**	**44.1**
Investment income	5	1.3	—	1.3	1.3	—	1.3
Finance costs	5	(16.6)	—	(16.6)	(18.3)	—	(18.3)
Profit before tax		**28.7**	**(20.1)**	**8.6**	**31.4**	**(4.3)**	**27.1**
Tax	6	(10.2)	5.9	(4.3)	(12.2)	0.2	(12.0)
Profit for the year		**18.5**	**(14.2)**	**4.3**	**19.2**	**(4.1)**	**15.1**
Attributable to:							
BBA interests		**18.5**	**(14.2)**	**4.3**	**19.2**	**(4.1)**	**15.1**

* Before items described in Note i below.

Note i: Restructuring costs and non-recurring items as set out in Note 3 to the financial information.

As explained in the basis of preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the business following the Demerger.

Combined balance sheet
31 December 2005

	Notes	2005 £m	2004 £m
Non-current assets			
Intangible assets:			
Goodwill	9	113.3	105.5
Licences	9	4.1	4.8
Property, plant and equipment	10	409.4	417.6
Interests in associates	11	8.5	8.0
Trade and other receivables	13	0.5	0.3
		535.8	536.2
Current assets			
Inventories	12	88.3	78.3
Trade and other receivables	13	109.4	104.1
Cash and cash equivalents		27.1	28.1
Tax recoverable		1.3	2.8
		226.1	213.3
Total assets		761.9	749.5
Current liabilities			
Trade and other payables	14	(89.6)	(83.8)
Tax liabilities		(9.2)	(9.8)
Obligations under finance leases	15	(2.4)	(2.5)
Bank overdrafts and loans	17	(12.1)	(19.8)
Provisions	19	(5.0)	(0.2)
		(118.3)	(116.1)
Net current assets		107.8	97.2
Non-current liabilities			
Bank loans	17	(9.4)	(17.8)
Other payables due after one year		(2.9)	(3.6)
Retirement benefit obligations	20	(32.3)	(24.5)
Obligations under finance leases	15	(6.5)	(9.4)
Deferred tax liabilities	21	(52.4)	(57.0)
Provisions	19	—	(0.3)
		(103.5)	(112.6)
Total liabilities		(221.8)	(228.7)
Net assets		540.1	520.8
Invested capital	23	540.1	520.8

As explained in the Basis of Preparation the capital structure of the business will change on Demerger and therefore the amounts shown for cash and cash equivalents, bank overdrafts and loans, net current assets and deferred tax and pension liabilities may not be representative of the amounts to be reported by the business following Demerger.

Group cash flow statement
Year ended 31 December 2005

	Notes	2005	2004
		£m	£m
Operating activities			
Net cash flow from operating activities	24	69.9	61.6
Investing activities			
Interest received		0.9	1.2
Purchase of property, plant and equipment		(32.4)	(20.8)
Purchase of intangible assets		(0.1)	(0.7)
Proceeds from disposal of property, plant and equipment		—	2.2
Acquisition of subsidiaries		—	(29.1)
Deferred consideration paid from prior year activities		(0.4)	—
Net cash outflow from investing activities		(32.0)	(47.2)
Financing activities			
Interest paid		(1.0)	(1.1)
Interest paid to related parties (net)		(14.5)	(15.2)
Interest element of finance leases paid		(0.3)	(0.4)
Dividends paid		(9.5)	(3.1)
Proceeds from issue of ordinary shares		—	15.0
Share buyback		—	(12.7)
Decrease in loans		(5.2)	(6.5)
Decrease in finance leases		(2.3)	(7.8)
Decrease in overdrafts		(11.8)	(1.2)
Increase in related party loans		6.2	2.5
Net cash outflow from financing activities		(38.4)	(30.5)
Cash and cash equivalents at beginning of year		28.1	45.8
Exchange adjustments		(0.5)	(1.6)
Decrease in cash and cash equivalents		(0.5)	(16.1)
Cash and cash equivalents at end of year		27.1	28.1
Net debt at beginning of year		(21.4)	(7.5)
Decrease in cash and cash equivalents		(0.5)	(16.1)
Decrease in loans		5.2	6.5
Decrease in finance leases		2.3	7.8
Decrease in overdrafts		11.8	1.2
Bank loans acquired		—	(10.5)
Finance leases acquired		—	(1.9)
Exchange adjustments		(0.7)	(0.9)
Net debt at end of year		(3.3)	(21.4)

Statement of recognised income and expense
Year ended 31 December 2005

	Notes	2005	2004
		£m	£m
Exchange difference on translation of foreign operations		27.6	(16.3)
Actuarial losses on defined benefit pension schemes		(9.3)	(1.2)
Fair value movements in commodity contract cash flow hedge		(3.4)	—
Tax on items recognised directly in invested capital		3.2	(0.8)
Net income/(expense) recognised directly in invested capital		18.1	(18.3)
Profit for the year		4.3	15.1
Total recognised income and expense for the year		22.4	(3.2)

Notes to the accounts
Year ended 31 December 2005

1. Accounting policies

Basis of preparation

Pursuant to the Demerger Agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of Admission for the years ended 31 December 2004 and 31 December 2005 as if it had been in existence from 1 January 2003 as described below. It is based on the annual financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 29 of the financial information. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

(a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses as at the end of the period covered by this financial information, of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

(b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

(c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, profit and loss account and other reserves.

(d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

    Management does not believe that the amounts outstanding in respect of long term funding from BBA at 31 December 2005 and 31 December 2004 are indicative of the Fiberweb Group's financing needs on a stand-alone basis, and as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

(e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained by BBA are disclosed in note 27, Related Party Transactions.

(f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(g) Tax charges and liabilities in the combined financial information (the "Tax Results") have been prepared by aggregating the proportion of the results in the BBA consolidated accounts attributable to the companies in the Fiberweb Business. Those companies have been, in fact, members of the BBA Group, and their affairs were managed as such. Accordingly, the Tax Results reflect the impact of the benefits and costs arising as a consequence of membership of that overall group. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the Demerger, or

of tax charges and liabilities that would have been incurred had the Fiberweb Business been a standalone entity.

(h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

(i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

(j) Hedge accounting has been applied where the requirements of IAS 39 "Financial Instruments: Recognition and Measurement' in respect of hedge accounting have been met by the Fiberweb Business (see accounting policy below).

(k) Retirement benefit plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements in accordance with IAS 19 "Employee Benefits". Retirement benefit plans relating to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business have been accounted for on a defined contribution basis in the combined financial statements as there is no contractual agreement or stated policy for allocating the plans between the companies or businesses. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(l) BBA operates a number of cash and equity settled share based compensation plans. The fair value of those share based payments relating to employees of the Fiberweb Business, calculated in accordance with IFRS 2 "Share Based Payments", has been recognised in the combined financial information as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, BBA revises its estimates of the number of options that are expected to become exercisable at each balance sheet date. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The Fiberweb Business financial information has been prepared using the historical cost convention, adjusted for the revaluation of certain assets, where fair value has been deemed to be equal to cost, and certain financial instruments held at fair value. The principal accounting policies adopted are set out below.

The financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 "First Time Adoption of International Financial Reporting Standards" concerning the transition from UK GAAP to IFRS are given in Note 2. The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. It has also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

At the date of authorisation of this financial information, the following standards and interpretations which have not been applied in this financial information were in issue and would be relevant but not yet effective:

— IFRIC 4	Determining whether an Arrangement contains a lease;
— IFRIC 5	Rights to Interests arising from Decommissioning Restoration and Environmental Rehabilitation Funds;
— IFRIC 8	Scope of IFRS 2;
— IFRIC 9	Reassessment of embedded derivatives;
— Amendment to IAS 39	The Fair Value Option;
— Amendment to IAS 39	Cash Flow Hedge Accounting of forecast Intra-Group Transactions; and
— Amendment to IAS 39 and IFRS 4	financial guarantee contracts

The Directors anticipate that the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Group.

Intangible assets

Licences are shown at amortised cost. Amortisation provided on the cost of licences is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Fiberweb Business makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and machinery (including essential commissioning costs)	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of tangible and intangible assets

At each balance sheet date, the Fiberweb Business reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Fiberweb Business estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Investments

In the Fiberweb Business' financial information, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition reserves less provision for impairment.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to invested capital. All other translation differences are taken to the income statement.

In accordance with the transitional provisions of IFRS 1, derivative financial instruments have been accounted for and presented on a UK GAAP basis for the year ended 31 December 2004. In accordance with UK GAAP, gains or losses on derivative financial instruments are recognised in the income statement when realised. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through invested capital. Compliance with IAS 32 (Revised) "Financial Instruments—Disclosure and Presentation" and IAS 39 (Revised) "Financial Instruments—Recognition and Measurement" would require recognition of the fair value of foreign exchange contracts on the balance sheet as at 1 January 2005.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under IAS 39. This initial application has been treated as a change in accounting policy in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". This change has been made in accordance with the transitional provisions of IFRS 1, consequently the comparatives have not been restated. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £3.5 million at 31 December 2005.

Derivative financial instruments utilised by the Fiberweb Business comprise foreign exchange contracts and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Fiberweb Business in line with BBA's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in invested capital until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial instruments

Financial assets and financial liabilities are recognised on the Fiberweb Business' balance sheet when the Fiberweb Business becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and invested capital

Financial liabilities and equity instruments included in invested capital are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Fiberweb Business after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Fiberweb Business' development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

The Fiberweb Business' share-based payments accounting policy is described in the basis of preparation.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Fiberweb Business has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to invested capital, in which case the deferred tax is also dealt with in invested capital.

Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Fiberweb Business' accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £113.3 million and £409.4 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 9 and 10.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £32.3 million. Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 20.

2. Adoption of IFRS

This is the first year that the Fiberweb Business has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRSs was therefore 1 January 2004.

Reconciliation of invested capital

	Note	As at 1 January 2004	As at 31 December 2004
		£m	£m
Invested Capital under UK GAAP		528.6	525.3
Adjustments			
Share based payments	1	(0.2)	(1.2)
Goodwill and acquired intangible assets	2	—	5.6
Deferred taxation	3	3.0	0.4
Pensions	4	(9.1)	(9.3)
Invested Capital under IFRS		522.3	520.8

Reconciliation of profit for the year

	Note	2004
		£m
Profit for the year under UK GAAP		11.7
Adjustments		
Share based payments	1	(1.0)
Goodwill and acquired intangible assets	2	5.6
Deferred taxation	3	(1.4)
Pensions	4	0.2
Profit for the year under IFRS		15.1

Notes to the reconciliation of invested capital and profit for 2004

1. IFRS 2 "Share Based Payments" requires the recognition of a charge in the income statement for share-based payments based on the fair value of the award as at the date of grant. The Fiberweb Business has recognised a charge in the income statement for the fair value of outstanding share options granted to employees after 7 November 2002.

2. IFRS 3 "Business Combinations" requires that goodwill arising on acquisitions is not amortised, but is instead subject to annual impairment testing in accordance with IAS 36 "Impairment of Assets". The Fiberweb Business has applied the exemption allowing it not to restate business combinations prior to 1 January 2004, and the fair value of Goodwill at the transition date has been deemed to be equal to cost.

3. IAS 12 "Income Taxes" requires recognition of a deferred tax asset relating to the temporary difference between the tax basis and carrying value (£nil) of goodwill written off to invested capital prior to the introduction of FRS 10 "Goodwill and Intangible Assets". The Fiberweb Business has also recognised a deferred tax liability for temporary differences relating to certain fixed assets without tax bases which were acquired as part of previous business combinations and were non qualifying items under UK tax law.

4. The Fiberweb Business has adopted the option within the amendment to IAS 19 "Employee Benefits" to recognise the net pension obligation of all Fiberweb Business plans at the transition date, with the obligation set against opening invested capital. All actuarial gains and losses after the transition date are recognised in full through the statement of recognised income and expenses.

3. Segmental information

All segments include operations consisting of the manufacture and sale of nonwoven materials

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
2005						
External sales by origin	19.8	257.1	292.4	50.0	—	619.3
External sales by destination	27.5	231.1	313.6	47.1	—	619.3
Inter-segment sales	0.1	11.2	6.0	3.1	(20.4)	—
Underlying operating profit	0.3	24.3	12.5	6.9	—	44.0
Restructuring costs and other non recurring items	(0.2)	(1.7)	(18.1)	(0.1)	—	(20.1)
Segment result*	0.1	22.6	(5.6)	6.8	—	23.9
Investment income						1.3
Finance costs						(16.6)
Profit before tax						8.6
Tax						(4.3)
Profit for the period						4.3

* Segment result includes £0.7 million profit of associates within Europe (£0.2 million) and Rest of the World (£0.5 million) respectively.

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.8	11.3	14.3	6.5	32.9
Depreciation and amortisation	1.1	17.7	21.5	5.0	45.3
Impairment losses recognised in profit or loss	—	0.3	11.2	—	11.5
Balance sheet					
Assets:					
Segment assets	16.7	290.0	362.6	82.8	752.1
Interests in associates	—	3.1	—	5.4	8.5
Tax recoverable					1.3
Consolidated total assets	16.7	293.1	362.6	88.2	761.9
Liabilities:					
Segment liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(129.7)
Tax liabilities					(61.6)
Finance lease and loan liabilities					(30.4)
Consolidated total liabilities	(2.6)	(48.4)	(70.3)	(8.4)	(221.8)

Geographical segments	United Kingdom	Mainland Europe	North America	Rest of the World	Eliminations	Total
	£m	£m	£m	£m	£m	£m
2004						
External sales by origin	20.3	213.3	274.9	44.3	—	552.8
External sales by destination	25.6	198.6	281.2	47.4	—	552.8
Inter-segment sales	0.2	6.5	4.5	4.4	(15.6)	—
Underlying operating profit	1.4	23.2	18.4	5.4	—	48.4
Restructuring costs and other non recurring items	—	(1.6)	(2.6)	(0.1)	—	(4.3)
Segment result*	1.4	21.6	15.8	5.3	—	44.1
Investment income						1.3
Finance costs						(18.3)
Profit before tax						27.1
Tax						(12.0)
Profit for the period						15.1

* Segment result includes £0.9 million profit of associates within Europe (£0.4 million) and Rest of the World (£0.5 million) respectively.

Other information	United Kingdom	Mainland Europe	North America	Rest of the World	Total
	£m	£m	£m	£m	£m
Capital additions	0.7	8.3	11.1	1.9	22.0
Depreciation and amortisation	1.2	17.1	20.4	4.8	43.5
Balance sheet					
Assets:					
Segment assets	14.2	308.5	341.5	74.5	738.7
Interests in associates	—	3.0	—	5.0	8.0
Tax recoverable					2.8
Consolidated total assets	14.2	311.5	341.5	79.5	749.5
Liabilities:					
Segment liabilities	(2.2)	(49.4)	(57.3)	(3.5)	(112.4)
Tax liabilities					(66.8)
Finance lease and loan liabilities					(49.5)
Consolidated total liabilities	(2.2)	(49.4)	(57.3)	(3.5)	(228.7)

Business segments	Sales by origin	Underlying operating profit	Restructuring costs and other non recurring items	Segment results from continuing operations	Capital additions	Assets	Depreciation and amortisation
	£m	£m	£m	£m	£m	£m	£m
2005							
Hygiene	425.6	26.1	(19.6)	6.5	21.7	559.7	36.3
Industrial	193.7	21.8	(0.5)	21.3	9.7	194.5	9.0
Unallocated corporate	—	(3.9)	—	(3.9)	1.5	7.7	—
Total	619.3	44.0	(20.1)	23.9	32.9	761.9	45.3
2004							
Hygiene	368.9	25.6	(1.4)	24.2	16.4	565.6	33.7
Industrial	183.9	24.2	(2.8)	21.4	5.6	178.3	9.8
Unallocated corporate	—	(1.4)	(0.1)	(1.5)	—	5.6	—
Total	552.8	48.4	(4.3)	44.1	22.0	749.5	43.5

All the sales of the Fiberweb Business arise from sale of goods.

4. Profit for the year

Profit for the year has been arrived at after charging/(crediting)

	Continuing operations	
	2005	2004
	£m	£m
Net foreign exchange (gains)/losses	(0.6)	0.2
Research and development costs	7.1	7.6
Depreciation and impairment of property, plant and equipment	55.7	42.6
Amortisation of intangible assets (included in administration expenses)	1.1	0.9
Total depreciation and amortisation expense	56.8	43.5
Total employee costs	103.1	101.1
Cost of inventories recognised as an expense	490.0	421.8
Amounts paid to auditors:		
—Audit fees	0.8	0.7
—Non-audit services	0.1	—

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £20.1 million (2004: £4.3 million). The main items included within this are:

— Non-recurring cost of sales £11.5 million (2004: £nil): £11.5 million impairment charge in relation to a small number of production lines within the Fiberweb North America Hygiene business. These impairments arise as a result of the negative impact on margins of increased energy costs and polypropylene prices, and due to changes in customer demands for specialist products.

— Non-recurring other operating income £(2.6) million (2004: £(1.0) million): Primarily relates to a curtailment gain on a post-retirement medical benefit scheme, following the amendment of member benefits.

— Restructuring costs £11.2 million (2004: £5.3 million): Includes costs of the closure of the Fiberweb Toronto facility and a further rationalisation in Fiberweb USA and Sweden.

5. Investment income and finance costs

	2005	2004
	£m	£m
Interest on bank deposits	1.3	1.3
Total investment income	1.3	1.3
Interest on bank loans and overdrafts	(0.9)	(1.0)
Interest on obligations under finance leases	(0.3)	(0.4)
Interest on related party loans (net)	(14.5)	(15.3)
Net finance expense from pension schemes	(0.9)	(1.3)
Changes in fair value of derivatives held for trading	(0.1)	—
Other finance costs	(0.1)	(0.3)
	(16.8)	(18.3)
Less amounts included in the cost of qualifying assets	0.2	—
Total finance costs	(16.6)	(18.3)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 2.7% to 4.5% to expenditure on such assets.

Interest on related party loans includes £14.1 million (2004: £8.4 million) which relates to BBA Business Trust, a company which was liquidated shortly after the year end. Please refer to note 28 for further detail.

6. Income tax expense

	2005	2004
	£m	£m
Current tax	7.6	7.0
Adjustments in respect of prior years—current tax	(0.4)	1.1
Deferred tax (note 21)	(2.6)	4.0
Adjustments in respect of prior years—deferred tax	(0.3)	(0.1)
Income tax expense for the year	4.3	12.0

Current tax all relates to overseas operations.

All of the income tax expense relates to continuing operations.

Domestic income tax is calculated at 30% (2004: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total charge for the year can be reconciled to the accounting profit as follows:

	2005	2004
	£m	£m
Profit before tax:		
Continuing operations	8.6	27.1
Tax at the rates prevailing in the relevant tax jurisdictions 20.9% (2004: 33.6%)	1.8	9.1
Tax effect of share of results of associates	(0.1)	—
Tax effect of expenses that are not deductible in determining taxable profit	2.2	(0.7)
Tax benefit provided to BBA Group entities	2.8	3.6
Items on which deferred tax has not been recognised	(1.3)	(1.0)
Tax rate changes	(0.4)	—
Adjustments in respect of prior years	(0.7)	1.0
Tax expense for the year	4.3	12.0

The applicable tax rate of 20.9% (2004: 33.6%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £0.2 million (2004: £nil) and deferred tax of £3.0 million (2004: £(0.8) million) has been credited/(charged) to invested capital in the year in relation to pensions and foreign exchange.

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

7. Earnings per share

Earnings	Continuing operations 2005	2004
	£m	£m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	4.3	15.1
Restructuring costs and non-recurring items	20.1	4.3
Tax on restructuring costs and non-recurring items	(5.9)	(0.2)
Adjusted earnings	18.5	19.2
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	15.1p	15.7p
Unadjusted	3.5p	12.3p

* The number of shares is the estimated number of shares to be issued upon demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non recurring items because the directors consider that this gives a better indication of underlying performance.

8. Employees

	2005	2004
	Number	Number
Average monthly number (including executive directors)		
By market		
Hygiene	1,946	1,851
Industrial	1,057	1,081
	3,003	2,932
By region		
United Kingdom	78	75
Mainland Europe	1,191	1,065
North America	1,392	1,447
Rest of World	342	345
	3,003	2,932
	£m	£m
Employment costs		
Wages and salaries	83.8	82.2
Social security costs	16.0	14.9
Pension costs	3.3	4.0
	103.1	101.1

9. Intangible assets

	2005			2004		
	Goodwill	Licences	Total	Goodwill	Licences	Total
	£m	£m	£m	£m	£m	£m
Cost						
Beginning of year	105.5	5.7	111.2	86.4	5.0	91.4
Exchange adjustments	7.1	0.3	7.4	(2.4)	—	(2.4)
Acquisitions	—	—	—	21.6	—	21.6
Additions	—	0.1	0.1	—	0.7	0.7
Acquisitions in prior years	0.7	—	0.7	(0.1)	—	(0.1)
End of year	113.3	6.1	119.4	105.5	5.7	111.2
Amortisation						
Beginning of year	—	(0.9)	(0.9)	—	—	—
Amortisation charge for the year	—	(1.1)	(1.1)	—	(0.9)	(0.9)
End of year	—	(2.0)	(2.0)	—	(0.9)	(0.9)
Carrying amount						
End of year	113.3	4.1	117.4	105.5	4.8	110.3

Licences are amortised over the period to which they relate, which is on average 5 years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2005	2004
	£m	£m
Veratec	55.0	48.8
Tecnofibra	14.5	15.0
Tenotex	22.7	22.8
Reemay	11.3	10.1
Superior	4.6	4.5
Other—(several CGUs)	5.2	4.3
	113.3	105.5

The business tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The pre-tax rate used to discount the forecast cash flows for all CGUs is 11.15%.

The £0.7 million (2004: £(0.1) million) goodwill on acquisitions in prior years arises as a result of the finalisation of fair value exercises.

10. Property, plant and equipment

	2005			2004		
	Land and buildings	Fixtures and equipment	Total	Land and buildings	Fixtures and equipment	Total
	£m	£m	£m	£m	£m	£m
Cost or valuation						
Beginning of year	111.9	556.2	668.1	107.8	555.2	663.0
Exchange adjustments	5.0	25.2	30.2	(2.8)	(15.9)	(18.7)
Transfers to stock	—	—	—	—	(3.6)	(3.6)
Acquisition of businesses	—	—	—	5.6	12.3	17.9
Additions	4.8	28.0	32.8	2.8	18.5	21.3
Disposals	—	(1.1)	(1.1)	(1.5)	(5.8)	(7.3)
Asset write downs	—	(6.3)	(6.3)	—	(4.5)	(4.5)
End of year	121.7	602.0	723.7	111.9	556.2	668.1
Accumulated depreciation and impairment						
Beginning of year	27.1	223.4	250.5	23.8	197.9	221.7
Exchange adjustments	2.0	10.4	12.4	(0.7)	(5.1)	(5.8)
Depreciation charge for the year	3.8	40.4	44.2	4.0	38.6	42.6
Disposals	—	(1.1)	(1.1)	—	(5.7)	(5.7)
Impairments	—	11.5	11.5	—	—	—
Asset write downs	(0.1)	(3.1)	(3.2)	—	(2.3)	(2.3)
End of year	32.8	281.5	314.3	27.1	223.4	250.5
Carrying amount						
End of year	88.9	320.5	409.4	84.8	332.8	417.6

	2005	2004
	£m	£m
Capital commitments		
Capital expenditure contracted for but not provided	6.9	0.7

The carrying amount of the business' fixtures and equipment includes an amount of £8.9 million (2004: £11.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a pre-tax discount rate of 11.15%.

11. Interests in associates

	2005	2004
	£m	£m
Cost of investment in associates	5.5	5.7
Share of post acquisition profit, net of dividends received	3.0	2.3
	8.5	8.0

The names and interests in major associated undertakings and joint ventures are shown in note 29.

Aggregated amounts relating to associates

	2005	2004
	£m	£m
Total assets	24.3	23.9
Total liabilities	(9.3)	(11.1)
Net assets	15.0	12.8
Revenue	22.0	18.7
Profit for the year	1.4	1.8
Business' share of profit for the year	0.7	0.9

12. Inventories

	2005	2004
	£m	£m
Raw materials	32.0	32.0
Work-in-progress	8.7	3.2
Finished goods	47.6	43.1
	88.3	78.3

13. Other financial assets

Trade and other receivables

	2005	2004
	£m	£m
Trade receivables	95.0	90.8
Other receivables, prepayments and accrued income	14.4	13.3
Trade and other receivables due within one year	109.4	104.1
Trade and other receivables due after one year	0.5	0.3
	109.9	104.4

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £2.0 million (2004: £1.9 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Fiberweb Business' principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Fiberweb Business's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Fiberweb Business has some concentration of credit risk, however the significant customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

14. Trade and other payables

	2005	2004
	£m	£m
Trade payables	60.7	60.8
Other taxation and social security	2.4	2.8
Other payables	17.9	12.2
Accruals and deferred income	8.6	8.0
	89.6	83.8

The directors consider that the carrying amount of trade and other payables approximates their fair value.

Included within other payables in 2005 is a liability of £3.4 million which represents the fair value at the balance sheet date of a commodity contract cash flow hedge. This liability will mature during the course of 2006 and will be settled by BBA.

15. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	2005	2004
	£m	£m	£m	£m
Amounts payable under finance leases:				
Within one year	2.7	2.9	2.4	2.5
In the second to fifth years inclusive	7.0	10.3	6.5	9.4
After five years				
	9.7	13.2	8.9	11.9
Less: future finance charges	(0.8)	(1.3)	N/A	N/A
Present value of lease obligations	8.9	11.9	8.9	11.9
Less: amount due for settlement within 12 months (shown under current liabilities)			(2.4)	(2.5)
			6.5	9.4

It is the Fiberweb Business' policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the year ended 31 December 2005, the average effective borrowing rate was 2.7% (2004: 2.4%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £3.0 million (2004: £4.2 million) and Swedish Kroner £5.9 million (2004: £7.7 million).

The fair value of the Fiberweb Business' lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

16. Operating lease arrangements

The business as lessee

	2005	2004
	£m	£m
Minimum lease payments under operating leases recognised as an expense in the year	3.7	2.4

At the balance sheet date, the business has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	£m	£m
Within one year	3.2	3.7
In the second to fifth year inclusive	9.8	10.3
After five years	10.2	12.2
	23.2	26.2

Operating lease payments represent amounts payable by the business for certain of its office properties, plant, and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

17. Bank overdraft and loans

	2005	2004
	£m	£m
Bank overdrafts	0.2	3.2
Bank loans	20.9	30.7
Loans other than from banks	0.4	3.7
	21.5	37.6

The borrowings are repayable as follows:

	2005	2004
	£m	£m
On demand or within one year	12.1	19.8
In the second year	5.9	6.6
In the third to fifth years inclusive	3.5	11.0
After five years	—	0.2
	21.5	37.6
Less: Amount due for settlement within 12 months (shown under current liabilities)	(12.1)	(19.8)
Amount due for settlement after 12 months	9.4	17.8

The fair value of the business' borrowings are not materially different from their carrying values.

The carrying amounts of the business' borrowings are denominated in the following currencies:

31 December 2005	Sterling	US dollar	Euro	Total
	£m	£m	£m	£m
Bank overdrafts	—	—	0.2	0.2
Bank loans	—	13.9	7.0	20.9
Loans other than from banks	—	—	0.4	0.4
	—	13.9	7.6	21.5

31 December 2004	Sterling	US dollar	Euro	Total
	£m	£m	£m	£m
Bank overdrafts	1.5	—	1.7	3.2
Bank loans	—	14.2	16.5	30.7
Loans other than from banks	—	—	3.7	3.7
	1.5	14.2	21.9	37.6

The average interest rates on borrowings are as follows:

	2005	2004
	£m	£m
Sterling	—	5.4%
US Dollar	4.5%	2.5%
Euros	3.0%	2.5%

The majority of borrowings are arranged at floating rates thus exposing the business to cash flow interest rate risk.

Bank overdrafts are repayable on demand. All bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries (2004 Secured Borrowings: £2.2 million).

The effective interest rates on borrowings are not materially different from their nominal interest rates.

At 31 December 2005, the Fiberweb Business had available £5.1 million (2004: £2.9 million) of undrawn committed borrowing facilities.

18. Derivative financial instruments

	Fair Value 31 December 2005	
	Assets	Liabilities
	£m	£m
Cash flow hedges:		
Commodity futures	—	3.4
Foreign exchange contracts not designated as cash flow hedges:		
Forward foreign exchange contracts	—	0.1

All open derivative positions will mature in the next 12 months.

The fair values of all derivative financial instruments held as at 31 December 2005 shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and payables.

For the year ended 31 December 2004 the Fiberweb Business adopted the exemption given in IFRS 1 not to restate the results for IAS 32 and IAS 39 as at the transition date of 1 January 2004. The fair values within the disclosures required by FRS 13 "Derivatives and Other Financial Instruments: Disclosures" in respect of the year ended 31 December 2004 are detailed in the Appendix below.

Currency risks

As noted in the basis of preparation in note 1, treasury transactions in respect of management of currency risk were conducted by BBA at a BBA Group level. Currency derivatives directly attributable to the Fiberweb Business have been allocated to the Fiberweb Business in these financial statements. The overall policy of the Fiberweb Business is to use currency derivatives to manage the foreign currency risk arising within the underlying businesses. It is the Fiberweb Business' policy not to undertake any speculative currency transactions using derivatives. The Fiberweb Business manages its transactional currency risk by hedging significant currency exposures in accordance with foreign exchange policies that have been pre-agreed with BBA Group Treasury and the businesses. Each business with significant foreign exchange exposures has its own pre-agreed foreign exchange policy with each policy individually tailored to the foreign exchange exposure within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts.

As the management of currency risk was conducted by BBA at a BBA Group level, the documentation required to achieve hedge accounting for forward foreign exchange contracts is not in place at the Fiberweb Business level.

Changes in the fair value of forward foreign exchange contracts which have not been designated as cash flow hedges amounting to £0.1 million have been transferred to the income statement in the year.

As at 31st December 2005, the Fiberweb Business had committed to a notional amount of £4.1 million (2004: £8.4 million) of forward contracts to buy or sell foreign currency.

As noted in the basis of preparation in note 1 treasury transactions in respect of the management of translational currency risk were managed by BBA at a BBA Group level. It is not possible to apportion the share of foreign currency denominated loans, foreign exchange contracts and cross currency swaps to the Fiberweb Business.

Interest rate risks

As noted in the basis of preparation in note 1, treasury transactions in respect of the management of interest rate risk were managed by BBA at a BBA Group level. It is not possible to apportion the share of interest rate derivatives relating to the Fiberweb Business.

Commodity risks

As noted in the basis of preparation in note 1, treasury transactions in respect of management of commodity risk were conducted by BBA at a BBA Group level. The Fiberweb Business has commodity raw material price exposure to a number of raw materials with the majority of the exposure relating to polypropylene. The policy of the Fiberweb Business is to manage its polypropylene exposure through a combination of physical factors in managing the business as well as using derivative instruments including fixed price swaps and futures contracts in accordance with a pre-agreed policy. As at 31 December 2005, the Fiberweb Business had committed to a notional amount of £16.6 million of polypropylene futures contracts which are used to hedge the Fiberweb Business' polypropylene raw material price exposure. The fair value of commodity swaps designated effective as cash flow hedges has been deferred in equity.

Appendix: FRS 13 "Derivatives and Other Financial Instruments: Disclosures" as at 31 December 2004:

Interest rate profile

The interest rate profile of the Fiberweb Business' financial liabilities at 31 December 2004 was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	1.5	1.5
US Dollar	—	14.2	14.2
Euro	3.8	22.3	26.1
Other	—	7.7	7.7
Total financial liabilities	3.8	45.7	49.5
Of which:			
Total borrowings	3.8	45.7	49.5
Total financial liabilities	3.8	45.7	49.5

Further analysis of the interest rate profile at 31 December is as follows:

	Weighted average interest rate	2004 Fixed rate weighted average period for which rate is fixed
	%	years
Euro	2.6	1.0
Total borrowings	2.6	1.0

The interest rate on floating rate financial liabilities is linked to sterling LIBOR in the case of sterling liabilities and the relevant currency LIBOR for currency denominated liabilities.

	2004
	£m
The Fiberweb Business held the following financial assets:	
Sterling	0.1
US Dollar	8.5
Euro	13.0
Other	6.5
Total financial assets	28.1
Of which:	
Cash at bank and short-term deposits	28.1
Total financial assets	28.1

All of the financial assets disclosed above earned interest at a floating rate.

Cash at bank and short-term deposits earn interest determined with reference to the relevant money market deposit rates.

Currency exposures

The extent to which the Fiberweb Business operating entities hold monetary assets and liabilities in currencies other than in their local currency has been reviewed. Taking into account the impact of forward currency contracts and other derivative instruments, the Fiberweb Business had no material profit and loss exposure to foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currencies as at 31 December 2004.

Gains and losses on hedges

The Fiberweb Business enters into forward currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies immediately when those sales are transacted. Gains and losses on hedges are not recognised until the exposure that is being hedged is itself recognised.

The table below sets out unrecognised gains and losses in respect of hedges at the beginning and end of the year:

	2004
	£m
Net losses on hedges at 1 January 2004	(0.2)
Net losses arising in previous years included in 2004 results	0.2
Net gains on hedges at 31 December 2004	—

Maturity of financial liabilities

The maturity profile of the Fiberweb Business' financial liabilities at 31 December was as follows:

	2004
	£m
In one year or less	22.5
In more than one year but not more than two years	9.0
In more than two years but not more than five years	17.9
In more than five years	0.1
	49.5

Borrowing facilities

The Fiberweb Business had undrawn committed facilities at 31 December, in respect of which all conditions precedent have been met, as follows:

	2004
	£m
Expiring in one year or less	2.9

Fair values

Set out below is a comparison by category of book values and fair values of the Fiberweb Business' financial assets and liabilities at 31 December:

	2004 Book value	2004 Fair value
	£m	£m
Primary financial instruments held or issued to finance the Fiberweb Business' operations:		
Short-term financial liabilities and current proportion of long-term borrowings	(22.3)	(22.3)
Long term borrowings	(27.2)	(27.2)
Cash deposits	28.1	28.1

19. Provisions

	Beginning of year	Exchange rate adjustments	Charged in year	Utilised in year	End of year
	£m	£m	£m	£m	£m
Restructuring provisions	0.2	0.4	4.7	(0.3)	5.0
Discontinued operations	0.3	—	—	(0.3)	—
	0.5	0.4	4.7	(0.6)	5.0

Restructuring provisions represents cost provided in relation to decisions made at the balance sheet date for a reorganisation which is expected to occur within one year of the balance sheet date, being the closure of the facility in Canada.

	2005	2004
	£m	£m
Analysed as:		
Current liabilities	5.0	0.2
Non-current liabilities	—	0.3
	5.0	0.5

20. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide, in addition, the Fiberweb Business participates in certain pensions schemes operated by BBA. The normal pension cost for the Fiberweb Business, including early retirement costs, was £3.3 million (2004: £4.0 million) of which £3.0 million (2004: £3.8 million) was in respect of foreign schemes. This includes £2.6 million (2004: £2.3 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution schemes. There are also a number of funded final salary defined benefit pension arrangements, primarily in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Fiberweb Businesses defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
	2005	2004	2003	2005	2004	2003
	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)	p.a (%)
Discount rate	5.3	6.0	6.3	4.5	5.1	5.5
Rate of increase to pensionable salaries	3.1	3.8	3.8	3.4	2.4	3.3
Price inflation	2.8	2.8	2.8	2.1	1.5	1.7
Rate of increase to pensions in payment	—	—	—	1.8	1.0	1.5

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America			Rest of World			Total		
	2005	2004	2003	2005	2004	2003	2005	2004	2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets									
Equities	14.3	16.5	14.1	0.5	0.3	0.2	14.8	16.8	14.3
Government bonds	11.0	4.1	9.7	0.1	0.1	0.1	11.1	4.2	9.8
Corporate bonds	14.3	—	—	—	—	—	14.3	—	—
Other	0.3	11.4	8.0	—	—	—	0.3	11.4	8.0
Total fair value of scheme assets	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Present value of defined benefit obligations	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Asset/(liability) recognised on the balance sheet	(26.0)	(20.7)	(21.1)	(6.3)	(3.8)	(3.6)	(32.3)	(24.5)	(24.7)

Included within the North America liability set out above is £4.9 million (2004: £1.5 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA.

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	North America		
	2005	2004	2003
	(%)	(%)	(%)
Long term expected return on assets			
Equities	8.3	8.5	9.0
Government bonds	4.1	5.5	5.8
Corporate bonds	5.1	5.5	5.8
Other	4.0	3.0	3.4
Total	6.0	6.2	6.6

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Analysis of income statement charge						
Current service cost	0.4	1.1	0.8	0.1	1.2	1.2
Past service cost	—	—	—	—	—	—
Interest cost	3.2	3.2	0.1	0.1	3.3	3.3
Expected return on assets	(2.4)	(2.0)	—	—	(2.4)	(2.0)
(Gains) due to settlements and curtailments	(0.8)	(1.0)	—	—	(0.8)	(1.0)
Expense recognised in income statement	0.4	1.3	0.9	0.2	1.3	1.5

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Defined benefit obligation at beginning of year	52.7	52.9	4.2	3.9	56.9	56.8
Current service cost	0.4	1.1	0.8	0.1	1.2	1.2
Interest cost	3.2	3.2	0.1	0.1	3.3	3.3
Contributions by plan participants	0.1	0.1	—	—	0.1	0.1
Actuarial losses on scheme liabilities*	6.5	2.6	3.1	0.1	9.6	2.7
Net benefits paid out	(3.2)	(0.4)	(0.5)	—	(3.7)	(0.4)
Gains due to settlements and curtailments	(1.1)	(1.0)	—	—	(1.1)	(1.0)
Termination benefits	0.3	—	—	—	0.3	—
Foreign currency exchange rate changes	7.0	(5.8)	(0.8)	—	6.2	(5.8)
Defined benefit obligation at end of year	65.9	52.7	6.9	4.2	72.8	56.9

* Includes changes to the actuarial assumptions.

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Charges to the fair value of scheme assets during the year						
Fair value of scheme assets at beginning of year	32.0	31.8	0.4	0.3	32.4	32.1
Expected return on assets	2.4	2.0	—	—	2.4	2.0
Actual employer contributions	4.2	1.3	0.5	—	4.7	1.3
Contributions by plan participants	0.1	0.1	—	—	0.1	0.1
Net benefits paid out	(3.2)	(0.4)	(0.5)	—	(3.7)	(0.4)
Actuarial gains on assets	0.2	1.4	0.1	0.1	0.3	1.5
Foreign currency exchange rate changes	4.2	(4.2)	0.1	—	4.3	(4.2)
Fair value of plan assets at end of year	39.9	32.0	0.6	0.4	40.5	32.4

	North America		Rest of World		Total	
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m
Actual return on scheme assets	2.6	3.3	—	0.1	2.6	3.4

	North America 2005	North America 2004	Rest of World 2005	Rest of World 2004	Total 2005	Total 2004
	£m	£m	£m	£m	£m	£m
Analysis of amounts recognised in Statement of Recognised Income and Expense						
Total actuarial losses recognised in year	(6.3)	(1.2)	(3.0)	—	(9.3)	(1.2)
Total losses in Statement of Recognised Income and Expense	(6.3)	(1.2)	(3.0)	—	(9.3)	(1.2)
Cumulative amount of losses recognised in Statement of Recognised Income and Expense	(7.5)	(1.2)	(3.0)	—	(10.5)	(1.2)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million and increase the net liability by £0.6 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £nil and reduce the net liability by £0.5 million.

	North America 2005	North America 2004	North America 2003	Rest of World 2005	Rest of World 2004	Rest of World 2003	Total 2005	Total 2004	Total 2003
	£m	£m	£m	£m	£m	£m	£m	£m	£m
History of Asset Values, Defined Benefits Obligations									
Fair value of assets	39.9	32.0	31.8	0.6	0.4	0.3	40.5	32.4	32.1
Defined benefits obligation	65.9	52.7	52.9	6.9	4.2	3.9	72.8	56.9	56.8
Deficit	(26.0)	(20.7)	(21.1)	(6.3)	(3.8)	(3.6)	(32.3)	(24.5)	(24.7)
Experience gains on scheme assets	0.2	1.4	—	0.1	0.1	—	0.3	1.5	—
Experience losses on scheme liabilities	(2.5)	(0.2)	—	(1.8)	(0.1)	—	(4.3)	(0.3)	—

	North America	Rest of World	Total
Employer contributions in 2006 are estimated to be as follows:	6.6	0.5	7.1

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA.

The contribution payable by Fiberweb Business entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Fiberweb Business entities who participate in the scheme. The charge recognised in the year was £0.3 million (2004: £0.2 million).

The following information is presented in respect of the BBA Income and Protection Plan as a whole:

	2005	2004
	£m	£m
Charges to the present value of the defined benefit obligation during the year		
Defined benefit obligation at beginning of year	415.3	388.0
Current service cost	4.7	5.7
Interest cost	21.8	21.0
Contributions by plan participants	0.9	1.1
Actuarial losses on scheme liabilities*	25.4	20.6
Net benefits paid out	(16.0)	(21.2)
Past service cost	0.1	0.1
Defined benefit obligation at end of year	452.2	415.3

* Includes changes to the actuarial assumptions.

	2005	2004
	£m	£m
Charges to the fair value of scheme assets during the year		
Fair value of scheme assets at beginning of year	381.9	368.9
Expected return on assets	23.8	23.2
Actual employer contributions	8.7	4.5
Contributions by plan participants	0.9	1.1
Net benefits paid out	(16.0)	(21.2)
Actuarial gains on assets	37.5	5.4
Fair value of plan assets at end of year	436.8	381.9

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	2005	2004	2003
	£m	£m	£m
Assets			
Equities	123.4	119.2	130.6
Government bonds	162.4	205.9	192.1
Corporate bonds	78.1	—	—
Other	72.9	56.8	46.2
Total fair value of scheme assets	436.8	381.9	368.9

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the scheme has been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	2005	2004	2003
	p.a. (%)	p.a. (%)	p.a. (%)
Discount rate	4.8	5.3	5.5
Rate of increase to pensionable salaries	4.4	4.4	4.3
Price inflation	2.9	2.9	2.8
Rate of increase to pensions in payment	2.8	2.7	2.7

		Restated	
	2005	2004	2003
	(%)	(%)	(%)
Long term expected return on assets			
Equities	8.8	8.8	8.8
Government bonds	4.0	5.0	5.0
Corporate bonds	4.5	—	—
Other	6.5	5.6	5.6

In preparing the financial information, we have restated the 2004 long term expected return on assets based on advice from our actuaries.

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore a 1% increase or decrease in assumed medical cost trend rates would have no effect on the aggregate charge in the income statement or the net liability.

	UK
	£m
Employer contributions in 2006 are estimated to be as follows:	8.6

21. Deferred tax

	Fixed assets	Other assets	Goodwill and intangibles	Tax losses and tax credits	Retirement benefits	Share based payments	Total
	£m	£m	£m	£m	£m	£m	£m
Beginning of year	(63.9)	(0.1)	(2.3)	0.3	8.5	0.5	(57.0)
Charged in year	3.0	0.6	(2.4)	2.5	(1.4)	0.6	2.9
Recognised directly in invested capital	—	0.4	—	—	2.6	—	3.0
Acquisitions/disposals	—	—	—	—	—	—	—
Exchange adjustments	(2.6)	0.3	(0.3)	0.2	1.1	—	(1.3)
End of year	(63.5)	1.2	(5.0)	3.0	10.8	1.1	(52.4)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2005	2004
	£m	£m
Deferred tax liabilities	(52.4)	(57.0)
Deferred tax assets	—	—
	(52.4)	(57.0)

At the balance sheet date, the group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £9.0m (2004: £8.7m) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £6.3m (2004: £7.3m). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

22. Share based payments

Equity settled share option scheme

Certain directors and employees of the Fiberweb Business participated in the BBA Group Share option schemes. The total charge recognised in the year in respect of share based payments relating to the Fiberweb Business was £1.6 million (2004: £1.0 million). Expenses of £0.2m (2004: £0.1m) related to equity-settled share-based payment transactions.

Presented below is information in respect of the Fiberweb Business' share of the BBA Group Share Option Schemes as a whole.

The Group plans provide for a grant price equal to the average quoted market price of the group shares on the date of grant. The vesting period is generally three to four years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are forfeited if the employee leaves the group before the options vest.

Details of the share options outstanding during the year are as follows:

	Number of share options	2005 weighted average exercise price	Number of share options	2004 Number of share options
Outstanding at the beginning of the year	9,486,868	239p	8,951,589	236p
Granted during the year	2,983,002	199p	1,472,700	275p
Forfeited during the year	—	—	—	—
Reinstated during the year	—	—	—	270p
Cancelled	—	—	—	275p
Exercised during the year	(2,214,451)	235p	(24,750)	205p
Expired during the year	(1,339,930)	258p	(912,671)	286p
Outstanding at the end of the year	8,915,489	224p	9,486,868	239p
Exercisable at the end of the year	2,115,950	334p	3,215,745	296p

The weighted average share price for BBA at the date of exercise for share options exercised during the period was 304p. The options outstanding at 31 December 2005 had a weighted average remaining contractual life of 87 months.

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. The inputs into the model were as follows:

	2005		2004	
	Issued in March 2003	Others	Issued in March 2003	Others
Weighted average share price at issue (pence)	153	290	153	273
Weighted average exercise price (pence)	153	224	153	268
Expected volatility (%)	14.5	12.8	28.5	16.9
Expected life (months)	6	33	25	33
Risk-free rate (%)	4.0	4.2	3.9	4.1
Expected dividend yield (%)	3.8	3.8	5.5	4.2

Expected volatility was determined by calculating the historical volatility of the BBA Group share price over the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

Cash-settled share-based payments

The BBA Group issues to certain employees share appreciation rights (SARs) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined by using the Black-Scholes model using the assumptions noted in the above table. The Fiberweb Business has recorded liabilities of £2.6 million (2004: £1.2 million) and total expenses of £1.4 million (2004: £0.9 million). The total intrinsic value of vested SAR's at 31 December 2005 was £0.2 million (2004: £1.3 million).

Other share-based payment plan

The BBA Group's savings-related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Group ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the BBA Group issued 51 ordinary shares in 2005 to Fiberweb employees.

23. Reconciliation of movements in invested capital

	2005 £m	2004 £m
Total recognised income and expense for the year	22.4	(3.2)
Change in net investment by BBA Group	(3.1)	1.7
Net movement in total invested capital for the period	19.3	(1.5)
Total invested capital at beginning of year	520.8	522.3
Total invested capital at end of year	540.1	520.8

24. Cash flow from operating activities

	2005 £m	2004 £m
Operating profit from continuing operations	23.9	44.1
Share of profit from associates	(0.7)	(0.9)
Profit from operations	23.2	43.2
Depreciation of property, plant and equipment	44.2	42.6
Amortisation of intangible assets	1.1	0.9
Profit on sale of property, plant and equipment	(0.2)	(0.4)
Increase/(decrease) in provisions	4.1	(0.1)
Non-cash impairment and asset write downs	14.6	—
Additional pension scheme contributions	(3.5)	—
Other non-cash items	1.0	(0.3)
Operating cash flows before movement in working capital	84.5	85.9
Increase in working capital	(8.4)	(17.0)
Cash generated by operations	76.1	68.9
Income taxes paid	(6.2)	(7.3)
Net cash from operating activities	69.9	61.6
Purchase of property, plant and equipment	(32.4)	(20.8)
Purchase of intangible assets	(0.1)	(0.7)
Proceeds from disposal of property, plant and equipment	—	2.2
Interest received	0.9	1.2
Interest paid	(1.0)	(1.1)
Interest paid to related parties (net)	(14.5)	(15.2)
Interest element of finance leases paid	(0.3)	(0.4)
Free cash flow	22.5	26.8

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £nil were financed by new finance leases. Additions of £0.3 million in 2004 were acquired on deferred payment terms, and were settled in the current period.

25. Acquisition of subsidiary undertakings

The Fiberweb Business acquired the entire share capital of Tenotex SpA and Tenotex Nonwovens SA on 27 September 2004. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The goodwill arising on these acquisitions was £21.6m.

As at 31 December 2004

	Book value	Revaluations	Adjustments to align accounting policies	Provisional fair value to Fiberweb Business
	£m	£m	£m	£m
Tangible fixed assets	18.9	—	(1.0)	17.9
Stocks	3.5	—	(0.1)	3.4
Debtors	11.7	—	(0.2)	11.5
Creditors	(11.0)	(0.1)	—	(11.1)
Taxation	(1.7)	(0.1)	—	(1.8)
Net borrowings	(8.5)	—	—	(8.5)
Net assets/(liabilities)	12.9	(0.2)	(1.3)	11.4
Goodwill				21.6
Cash consideration				33.0

Due to the proximity of the acquisition to the 2004 year end the fair value exercise had not been finalised at the balance sheet date. The fair values set out above were therefore provisional and were subject to amendment on finalisation of the fair value exercises. The adjustment to the provisional fair values disclosed in the table above amounted to £0.7 million.

The acquisitions noted above contributed £0.6 million to the Fiberweb Business' net operating cash flows, received £0.1 million in respect of net returns on investment and servicing of finance, paid £0.1 million in respect of taxation, paid £1.3 million in respect of capital expenditure and utilised £nil for investing activities for the year ended 31 December 2004.

If the combination had taken place at the beginning of the year, the operating profit for the year from acquisitions would have been £5.7 million and revenue from acquisitions would have been £51.6 million for the year ended 31 December 2004.

26. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business's financial position.

27. Related party transactions

Transactions between the Fiberweb and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Fiberweb Business and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2005	2004
	£m	£m
Short-term benefits	1.8	1.8
Post-employment benefits	0.1	0.2
Termination benefits	0.6	—
Share-based payments	0.8	0.5
	3.3	2.5

Post-employment benefits include contributions of £0.3 million (2004: £0.1 million) in relation to defined contribution schemes.

Director's emoluments

Daniel Dayan and Wim Das were, respectively, divisional Chief Executive Officer and divisional Chief Financial Officer of the business from 1 June 2005 to the present date and 27 June 2005 to 31 July 2006 respectively.

Their remuneration as divisional Directors and Non-Executive Directors of the Fiberweb Business for the period is set out below:

		Short-term benefit	Post-employment benefits	Termination benefits	Share based payment	Total
		£'000	£'000	£'000	£'000	£'000
2005						
Ross McMillan (until 23/02/05)	President Fiberweb	41.5	10.7	289.9	473.3	815.4
Phil Storey	VP Finance	205.5	33.1	—	91.0	329.6
Daniel Dayan (from 1/06/05)	CEO Fiberweb	190.3	7.9	—	—	198.2
Wim Das (from 27/6/05) resigned 31/7/06	CFO Fiberweb	77.5	5.4	—	—	82.9
Richard Stillwell		37.5	—	—	—	37.5
Totals		552.3	57.1	289.9	564.3	1,463.6
2004						
Ross McMillan	President Fiberweb	319.8	61.2	—	283.1	664.1
Phil Storey	VP Finance	205.5	48.4	—	52.5	306.4
Richard Stillwell		37.5	—	—	—	37.5
Totals		562.8	109.6	—	335.6	1,008.0

These costs are not representative of the future directors' emoluments of the Fiberweb Business due to the appointment of new directors to the Board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be amended and new employee share schemes adopted as described in paragraph 7 of Part 10 (Additional information) of this document.

Other related party transactions

	2005	2004
	£m	£m
Dividends to BBA Group entities	13.4	3.1
Audit fees recharged to Fiberweb Business entities by BBA Group	0.5	0.6
Insurance premiums recharged to Fiberweb Business entities by BBA Group	4.3	5.3
Net amounts due to BBA Group plc	(249.1)	(237.4)

Contributions made during the year to the BBA Income and protection plan amounted to £0.3 million (2004: £0.2 million).

During the year an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year amounted to £97,343 (2004: £110,991).

28. Events after the balance sheet date

On 27 January 2006, BBA Business Trust was liquidated and all of its assets were distributed up to its partners, BBA Nonwovens Washougal, Inc. and Reemay Inc. These companies passed on the loan assets and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA Company which does not form part of the Fiberweb Business.

For other events after the balance sheet date, please refer to note 27 of Section 1 (IFRS Financial information and Accountants Report on the Fiberweb Business for the six months ended 30 June 2006) of this Part 8.

29. Subsidiary and associated undertakings

The following is a list of the companies forming the Fiberweb Business at 31 December 2005.

	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA France SAS	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
Fiberweb Holding Deutschland GmbH (GER)	Germany
Terram Geotextilien GmbH (GER)	Germany
BBA Industrial Nonwovens GmbH	Germany
BBA Joint Venture Holdings 2 GmbH	Germany
BBA Vertiebs GmbH	Austria
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Fiberweb Holdings Srl	Italy
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Non Wovens Mexico SA de CV	Mexico
Servicios Veratec SA de CV	Mexico
BBA Fiberweb Tenotex SAU	Spain
BBA Fiberweb Holdings SLU	Spain
BBA Fiberweb Holdings AB	Sweden
BBA Industrial Holdings Sweden	Sweden
BBA Fiberweb Sweden AB	Sweden
Terram Limited	Great Britain
Fiberweb Holdings Limited	Great Britain
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA
BBA Industrial Textiles Incorporated	USA
BBA China Holdings BV	Netherlands
BBA Holdings Netherlands BV	Netherlands
BBA Belgium BVBA	Belgium

Associates	% owned	
CNC International Co. Limited	50	Thailand

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi Arabia
Cordustex (Pty) Ltd	10	South Africa

3. **UK GAAP financial information and Accountants' Report on the Fiberweb Business for the two years ended 31 December 2004**

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

The Fiberweb Business

We report on the financial information set out in section 3 of Part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom generally accepted accounting principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Fiberweb Business as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Combined profit and loss accounts
Year ended 31 December 2004

	Note	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2004 Total	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	2003 Total
		£m	£m	£m	£m	£m	£m
Turnover							
Continuing operations		539.9	—	539.9	496.9	—	496.9
Acquisitions		12.9	—	12.9	10.3	—	10.3
	2	552.8	—	552.8	507.2	—	507.2
Discontinued operations		—	—	—	0.9	—	0.9
Turnover		552.8	—	552.8	508.1	—	508.1
Cost of sales	3	(421.8)	—	(421.8)	(381.8)	—	(381.8)
Gross profit	3	131.0	—	131.0	126.3	—	126.3
Net operating expenses	3	(83.0)	(10.7)	(93.7)	(79.2)	(17.5)	(96.7)
Operating profit							
Continuing operations		46.6	(10.4)	36.2	45.1	(17.2)	27.9
Acquisitions		1.4	(0.3)	1.1	2.0	(0.3)	1.7
Operating profit	3	48.0	(10.7)	37.3	47.1	(17.5)	29.6
Share of operating profit of associates		1.0	—	1.0	0.8	—	0.8
Total operating profit (including associates)		49.0	(10.7)	38.3	47.9	(17.5)	30.4
Loss on sale of businesses	19	—	(0.2)	(0.2)	—	(0.8)	(0.8)
Profit on ordinary activities before interest and taxation		49.0	(10.9)	38.1	47.9	(18.3)	29.6
Net interest	4	(15.7)	—	(15.7)	(11.6)	—	(11.6)
Profit on ordinary activities before taxation		33.3	(10.9)	22.4	36.3	(18.3)	18.0
Taxation on profit on ordinary activities	5	(12.9)	2.2	(10.7)	(16.5)	4.0	(12.5)
Profit on ordinary activities after taxation		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Profit for the financial year attributable to BBA interests		20.4	(8.7)	11.7	19.8	(14.3)	5.5
Dividends	24	(3.1)	—	(3.1)	(5.3)	—	(5.3)
Retained profit for the financial year transferred to invested capital		17.3	(8.7)	8.6	14.5	(14.3)	0.2

The accompanying notes are an integral part of these profit and loss accounts.

As explained in the Basis of Preparation, certain costs included in operating profit and the tax charge may not be representative of the charges to be incurred by the Fiberweb Business following the Demerger.

Combined balance sheets
31 December 2004

	Note	2004 £m	2003 £m
Fixed assets			
Intangible assets	8	99.9	86.4
Tangible assets			
Land and buildings	9	84.8	84.0
Plant and machinery	9	337.6	362.4
Investments	10	8.0	7.5
		530.3	540.3
Current assets			
Stocks	11	78.3	53.6
Debtors due within one year	12	107.2	95.4
Cash at bank and in hand	15	28.1	45.8
		213.6	194.8
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	15	(22.3)	(23.0)
Others	13	(94.7)	(79.1)
Net current assets		96.6	92.7
Total assets less current liabilities		626.9	633.0
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings	15	(27.2)	(30.3)
Others	14	(2.4)	(2.4)
Provisions for liabilities and charges	17	(72.0)	(71.7)
Total net assets		525.3	528.6
Invested capital		525.3	528.6

The accompanying notes are an integral part of these balance sheets.

As explained in the Basis of preparation the capital structure of the Fiberweb Business will change on Demerger and therefore the amounts shown for cash at bank and in hand, bank overdraft, net current assets and deferred tax may not be representative of the amounts to be reported by the Fiberweb Business following the Demerger.

Combined cash flow statements

Year ended 31 December 2004

	Note	2004 £m	2004 £m	2003 £m	2003 £m
Operations					
Net cash inflow from operating activities	18				
Continuing operations			67.7		72.9
Acquisitions			1.2		3.8
			68.9		76.7
Discontinued operations			—		(0.1)
			68.9		76.6
Returns on investments and servicing of finance					
Interest received		1.2		1.0	
Interest paid		(1.1)		(1.0)	
Interest paid to related parties (net)		(15.2)		(10.8)	
Interest element of finance leases		(0.4)		(0.8)	
Net cash outflow from returns on investments and servicing of finance			(15.5)		(11.6)
Taxation					
UK corporation tax paid		—		—	
Overseas tax paid		(7.3)		(3.0)	
Total tax paid			(7.3)		(3.0)
Capital expenditure					
Purchase of tangible fixed assets		(21.5)		(47.2)	
Sale of tangible fixed assets		2.2		1.4	
Net cash outflow from capital expenditure			(19.3)		(45.8)
Acquisitions and disposals					
Purchase of subsidiary undertakings and businesses	19	(33.0)		(22.8)	
Net cash acquired	19	3.9		0.8	
Sale of businesses	20	—		1.2	
Cash received from acquisitions and disposals in prior years		—		0.8	
Net cash outflow from acquisitions and disposals			(29.1)		(20.0)
Dividends					
Dividends paid			(3.1)		(5.3)
Net cash outflow before management of liquid resources and financing			(5.4)		(9.1)
Management of liquid resources and financing					
Issue of shares		15.0		—	
Share Buy back		(12.7)		(29.0)	
Related Party Transactions		2.5		57.8	
Increase in borrowings and finance leases	18	(15.5)		(9.6)	
Decrease/(increase) in short-term deposits	18	0.5		(1.8)	
Net cash (outflow)/inflow from management of liquid resources and financing			(10.2)		17.4
Movement in cash					
(Decrease)/increase in cash			(15.6)		8.3
Reconciliation of net cash flow to changes in net debt					
(Decrease)/increase in cash in year	18		(15.6)		8.3
Increase in borrowings and finance leases	18		15.5		9.6
(Decrease)/increase in short-term deposits	18		(0.5)		1.8
New finance leases	18		—		(0.6)
Finance leases acquired with acquisitions	18		(1.9)		—
Borrowings acquired with acquisitions	18		(10.5)		—
Exchange adjustments	18		(0.9)		—
Movement in net debt in year			(13.9)		19.1
Net debt at beginning of year			(7.5)		(26.6)
Net debt at end of year			(21.4)		(7.5)

The accompanying notes are an integral part of this cash flow statement.

Combined statement of total recognised gains and losses
Year ended 31 December 2004

	2004	2003
	£m	£m
For the year ended 31 December 2004		
Profit for the financial year	11.7	5.5
Exchange difference on retranslation of net assets	(16.7)	(20.7)
Total recognised gains for the year	(5.0)	(15.2)

There are no material differences between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

The accompanying notes are an integral part of this statement of total recognised gains and losses.

Combined reconciliation of movements in invested capital
Year ended 31 December 2004

	2004	2003
	£m	£m
For the year ended 31 December 2004		
Profit for the financial year	11.7	5.5
Change in net investment by BBA Group	(15.0)	2.8
Net (decrease)/increase in invested capital for the year	(3.3)	8.3
Invested capital at beginning of year as previously reported	528.6	520.3
Invested capital at end of year	525.3	528.6

Notes to the accounts

Year ended 31 December 2004

1. Accounting policies

The principal Fiberweb Business accounting policies are set out below and have been applied consistently throughout the current and preceding year.

Basis of preparation

Pursuant to the Demerger agreement Fiberweb plc will apply for the Ordinary Shares to be admitted to the Official List and admission to trading on the London Stock Exchange's market for listed securities.

The combined financial information has been prepared to show the performance of the companies, businesses and assets of the Fiberweb Business that will form the business carried on by the Fiberweb Group on the date of admission of the shares of Fiberweb plc to the Official List of the UK Listing Authority and admission to trading on the London Stock Exchange for the years ended 31 December 2003 and 31 December 2004 as if it had been in existence from 1 January 2003 as described below. It is based on the annual financial returns submitted to BBA for the purpose of the preparation of BBA consolidated accounts. The companies forming part of the Fiberweb Group are shown in note 25 of the financial statements. The Fiberweb Business did not constitute a statutory reporting sub-group within BBA during the reporting period.

(a) The combined financial information has been prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses of the Materials Technology Division of BBA that will form the Fiberweb Group as if they had been part of the Fiberweb Group for all periods presented.

(b) Transactions and balances between companies and businesses forming part of the Fiberweb Group have been eliminated.

(c) Invested capital represents all capital and reserves movements with BBA, and funding to and from BBA. Invested capital also includes long term group funding (see note d) and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which will be retained by BBA. When the Demerger becomes effective, invested capital will be replaced by share capital, profit and loss account and other reserves.

(d) The Fiberweb Business participates in BBA's treasury function whereby funds are loaned to and borrowed from companies and businesses within BBA Group plc in the normal course of business. Where the amounts are deemed to be as permanent as equity, these amounts have been classified as invested capital in the combined financial information. All other intercompany receivables and payables have been included in current assets and liabilities. Interest expense and income has been charged on all intercompany funding payables and receivables based on prevailing market interest rates.

Management does not believe that the amounts outstanding in respect of long term funding from BBA at 31 December 2004 and 31 December 2003 are indicative of the Fiberweb Group's financing needs on a stand-alone basis, and as such, the historical level of interest income and expense will not be representative of such amounts following the Demerger of the Fiberweb Group or of the historical amounts that may have been incurred if the Fiberweb Business had been a stand-alone entity.

(e) Transactions and balances between those companies and businesses forming part of the Fiberweb Group and those companies and businesses retained in the BBA are disclosed in note 24, Related Party Transactions.

(f) Management re-charges to the Fiberweb Business by BBA are included in the combined financial information based on the actual amounts charged or received as recorded in the historical financial returns. These corporate charges represent the charges for insurance, legal and audit fees. The level of charges will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

(g) Tax charges and liabilities reflect amounts charged or received as recorded in the historical financial returns, except that adjustments have been made to provide for deferred tax liabilities consequent upon the Fiberweb Group being on a stand-alone basis following the transaction. Prior to the

Demerger and in previous accounting periods, there have been various tax sharing arrangements between BBA, and those subsidiaries that will form part of the Fiberweb Group after the Demerger and other BBA subsidiaries. These arrangements have had the effect that tax charges shown in the combined financial information will not be representative of tax charges that will be incurred by the Fiberweb Group following the Demerger or of tax charges and liabilities that would have been incurred had the Fiberweb Business been a stand-alone entity.

(h) Dividends paid between companies which will form part of the Fiberweb Group have been eliminated. Dividends paid to BBA companies which will not form part of the Fiberweb Group have been treated as dividends paid to related parties.

(i) Treasury transactions relating to financial instruments such as derivatives were largely performed by BBA Group, and where a transaction directly related to a company or business forming part of the Fiberweb Business, and was already assigned to this company or business, this has been recognised in the combined financial information.

(j) Pension plans exclusively relating to companies and businesses forming part of the Fiberweb Business have been recognised in the combined financial statements as appropriate. Where a defined benefit pension plan relates to companies and businesses forming part of the Fiberweb Business and companies which do not form part of the Fiberweb Business, the assets and liabilities relating to that plan have not been recognised in the combined financial statements, and it has been accounted for as a defined contribution scheme, in accordance with the provisions of FRS 17 relating to multi-employer schemes. The level of charges relating to the retirement benefit plans recognised within the combined financial statements will not be representative of such amounts following Demerger or of the historical amounts that would have been charged had the Fiberweb Business been a standalone entity.

Basis of accounting

The financial information has been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom accounting standards.

Basis of consolidation

The Fiberweb Business profit and loss account, balance sheet and cash flow statement incorporate the financial statements of all subsidiary undertakings for the year ended 31 December under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold are consolidated for the periods from or to the date on which control passed. Goodwill on acquisitions, being the excess of the fair value of the consideration for new interests over the fair value of net assets acquired, is capitalised and written off on a straight line basis over its useful economic life, with a maximum life of 20 years. Provision is made for any impairment. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to invested capital in accordance with the accounting standards then in force. As permitted by current accounting standards the goodwill previously written off to invested capital has not been reinstated in the balance sheet. On disposal of a previously acquired business, the attributable amount of goodwill previously written off to invested capital is included in determining the profit or loss on disposal.

Associated undertakings are those investments other than subsidiary undertakings where the Fiberweb Business exercises a significant influence, typically through representation on the Board of Directors. The consolidated financial information includes the Fiberweb Business' share of the post-acquisition results of all such companies.

Investments

In the Fiberweb Business' financial statements, investments in associated undertakings are stated at cost plus the Fiberweb Business' share of post-acquisition results less provision for impairment. Other fixed asset investments are stated at cost less provision for impairment.

Treasury

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction unless matched by a forward contract. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

The results and cash flows of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings or other currency instruments, to the extent that they hedge the Fiberweb Business' investment in such operations, are dealt with through reserves.

Turnover

Turnover comprises the invoiced value of sales for goods supplied by the Fiberweb Business excluding intercompany transactions, sales by associated undertakings and sales taxes.

Research and Development

Research and development expenditure is charged against income in the year in which it is incurred.

Pensions and other Post-Retirement Benefits

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Fiberweb Business. The contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiary undertakings, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment. The FRS17 transitional disclosures have been provided.

Tangible Fixed Assets

Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs) . . .	3–18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery in Note 9 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost.

Finance costs which are directly attributable to the construction of major tangible fixed assets are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Provision is made for slow moving or obsolete stock as appropriate.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

2. Segmental information

	Turnover by destination	Turnover by origin	Operating profit before goodwill amortisation and exceptional restructuring costs	Goodwill amortisation and write-downs	Exceptional items	Total operating profit	Net assets
	£m	£m	£m	£m	£m	£m	£m
By Geography							
2004							
United Kingdom	25.6	20.3	1.4	—	(0.1)	1.3	11.8
Mainland Europe	198.6	213.3	24.3	(1.0)	(1.6)	21.7	245.3
North America	281.2	274.9	17.8	(4.5)	(3.4)	9.9	290.3
Rest of World	47.4	44.3	5.5	(0.1)	—	5.4	64.3
Continuing operations	552.8	552.8	49.0	(5.6)	(5.1)	38.3	611.7
Net non-operating liabilities							(64.5)
Restructuring and discontinued operations provisions (net)							(0.5)
Net borrowings							(21.4)
							525.3
By Market							
2004							
Hygiene		368.9	25.1	(3.1)	(1.8)	20.2	460.1
Industrial		183.9	23.9	(2.5)	(3.3)	18.1	151.6
Total		552.8	49.0	(5.6)	(5.1)	38.3	611.7

Total operating profit includes the results of associated companies. The Fiberweb Business interest expense is managed centrally and is not attributable to individual markets or geographical areas.

	Turnover by destination	Turnover by origin	Operating profit before goodwill amortisation and exceptional restructuring costs	Goodwill amortisation and write-downs	Exceptional items	Total operating profit	Net assets
	£m	£m	£m	£m	£m	£m	£m
By Geography							
2003							
United Kingdom	21.9	19.7	0.6	—	—	0.6	11.2
Mainland Europe	160.2	172.3	19.7	(0.2)	(2.3)	17.2	194.1
North America	279.6	274.8	23.7	(5.0)	(9.8)	8.9	324.4
Rest of World	45.5	40.4	3.9	(0.1)	(0.1)	3.7	68.3
Continuing operations	507.2	507.2	47.9	(5.3)	(12.2)	30.4	598.0
Net non-operating liabilities							(60.8)
Restructuring and discontinued operations provisions (net)							(1.1)
Net borrowings							(7.5)
							528.6
By Market							
2003							
Hygiene		312.3	26.2	(3.7)	(7.6)	14.9	432.8
Industrial		194.9	21.7	(1.6)	(4.6)	15.5	165.2
Total		507.2	47.9	(5.3)	(12.2)	30.4	598.0

Total operating profit includes the results of associated companies. The Fiberweb Business interest expense is managed centrally and is not attributable to individual markets or geographical areas.

3. Profit and loss

	Continuing	Discontinued	2004 Total	Continuing	Discontinued	2003 Total
	£m	£m	£m	£m	£m	£m
Turnover	552.8	—	552.8	507.2	0.9	508.1
Cost of sales	(421.8)	—	(421.8)	(381.1)	(0.7)	(381.8)
Gross profit	131.0	—	131.0	126.1	0.2	126.3
Distribution costs	(44.7)	—	(44.7)	(39.4)	(0.1)	(39.5)
Administrative expenses:						
—goodwill amortisation	(5.6)	—	(5.6)	(5.3)	—	(5.3)
—exceptional costs	(5.1)	—	(5.1)	(12.2)	—	(12.2)
—other administrative expenses	(38.8)	—	(38.8)	(42.2)	(0.1)	(42.3)
Total administrative expenses	(49.5)	—	(49.5)	(59.7)	(0.1)	(59.8)
Other operating income (net)	0.5	—	0.5	2.6	—	2.6
Net operating expenses (including exceptional costs)	(93.7)	—	(93.7)	(96.5)	(0.2)	(96.7)
Operating profit	37.3	—	37.3	29.6	—	29.6
Share of operating profit of associates	1.0	—	1.0	0.8	—	0.8
Total operating profit (including associates)	38.3	—	38.3	30.4	—	30.4
Operating profit before goodwill amortisation and exceptional costs	49.0	—	49.0	47.9	—	47.9

	2004	2003
	£m	£m
Profit on ordinary activities before taxation is arrived at after charging:		
Audit fees	0.7	0.8
Research and development	7.6	5.8
Goodwill amortisation	5.6	5.3
Operating leases:		
Hire of plant and machinery	0.6	0.8
Lease rentals of land and buildings	1.8	2.9
Depreciation of tangible fixed assets:		
Owned	41.1	40.3
Leased	2.4	2.4

4. Net interest

	2004	2003
	£m	£m
Interest payable and similar charges:		
On bank loans and overdrafts	1.0	1.2
On finance leases	0.4	0.8
On related party loans	15.3	10.8
On all other borrowings	0.2	0.1
	16.9	12.9
Interest receivable	(1.2)	(1.0)
Interest capitalised	—	(0.3)
	15.7	11.6

Interest has been capitalised in the prior year using capitalisation rates in the range 1.7% to 2.8% per annum.

5. Taxation

	2004	2003
	£m	£m
United Kingdom		
Corporation tax	—	—
Deferred taxation	(0.3)	(0.3)
	(0.3)	(0.3)
Overseas		
Current tax charge	6.9	4.3
Adjustments in respect of prior years	1.1	(1.1)
Deferred taxation	2.9	9.6
	10.9	12.8
Associates and joint ventures		
Current tax charge	0.1	—
	0.1	—
Total taxation charge	10.7	12.5
Included in the total taxation charge is taxation attributable to the following items:		
Restructuring costs	(0.5)	(2.1)
Goodwill amortisation	(1.7)	(1.9)
Capitalised interest	(0.1)	—
	(2.3)	(4.0)

Corporation tax at 30% (2003: 30%) has been charged on the United Kingdom profits and taxation on overseas profits has been charged at the rates appropriate to each country.

Factors affecting the current tax charge:

	2004	2003
	£m	£m
Profit on ordinary activities before taxation	22.4	18.0
Tax at standard rate of corporation tax in UK of 30% (2003: 30%)	6.7	5.4
Permanent differences	0.8	0.3
Capital allowances in excess of depreciation	(4.1)	(6.9)
Current tax benefit transferred to companies within BBA Group plc	2.4	5.2
Adjustments in respect of prior years	1.1	(1.1)
Other, including tax rate differences and other timing differences	1.2	0.3
Current tax charge for the year	8.1	3.2

The total tax charge for each year appears high because the Fiberweb Business has transferred the benefit of tax losses to companies within the BBA Group. It is not anticipated that the tax rate will remain at such a high level in future periods.

	2004	2003
	£m	£m
Deferred taxation		
Recognised in provisions for liabilities and charges:		
Arising from accelerated capital allowances	(58.8)	(59.5)
Other timing differences	1.4	3.4
Total deferred taxation (note 17)	(57.4)	(56.1)

Deferred taxation is calculated using a United Kingdom corporation tax rate of 30% (2003: 30%) and the rates appropriate to each overseas company.

There are net deferred tax assets of £8.7m (2003: £9.3m) which have not been recognised on the basis that their future economic benefit is uncertain.

6. Earnings per share

Earnings	2004	2003
	£m	£m
Basic:		
Earnings		
Basic earnings attributable to ordinary shareholders	8.6	0.2
Goodwill amortisation and exceptional items (net of tax)	8.7	14.3
Adjusted earnings	17.3	14.5
Number of shares*		
Weighted average number of 25p ordinary shares:		
For basic earnings per share	122.6	122.6
Earnings per share		
Basic:		
Adjusted	14.1p	11.8p
Unadjusted	7.0p	0.2p

* The number of shares is the estimated number of shares to be issued upon Demerger of the Fiberweb Business.

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the Directors consider that this gives a better indication of underlying performance.

7. Employees

	2004 Number	2003 Number
Average monthly number (including Executive Directors)		
By market		
Hygiene	1,851	1,778
Industrial	1,081	1,158
	2,932	2,936
By region		
United Kingdom	75	73
Mainland Europe	1,065	1,001
North America	1,447	1,528
Rest of World	345	334
	2,932	2,936
	£m	£m
Employment costs		
Wages and salaries	82.2	80.4
Social security costs	14.9	13.8
Pension costs	4.0	3.5
	101.1	97.7

8. Intangible assets

	Goodwill 2004 £m	Goodwill 2003 £m
Cost		
Beginning of year	109.2	100.4
Exchange adjustments	(3.6)	(6.0)
Acquisitions	21.6	15.0
Disposals	—	(1.1)
Acquisitions in prior years	(0.1)	0.9
End of year	127.1	109.2
Accumulated amortisation		
Beginning of year	(22.8)	(18.8)
Exchange adjustments	1.2	1.2
Provided during the year	(5.6)	(5.3)
Disposals	—	0.1
End of year	(27.2)	(22.8)
Net book value at end of year	99.9	86.4

9. Tangible fixed assets

	2004		2003	
	Land and buildings	Plant and machinery	Land and buildings	Plant and machinery
	£m	£m	£m	£m
Cost or valuation				
Beginning of year	107.8	560.1	106.5	541.1
Exchange adjustments	(2.8)	(15.9)	(1.7)	(15.1)
Transfers to stock	—	(3.6)	—	—
Acquisition of businesses	5.6	12.3	—	6.0
Additions	2.8	19.2	3.3	35.4
Disposals	(1.5)	(5.8)	(0.3)	(3.4)
Asset write downs	—	(4.5)	—	(3.9)
End of year	111.9	561.8	107.8	560.1
At cost	111.0	556.9	106.9	555.2
At valuation 1988	0.9	4.9	0.9	4.9
	111.9	561.8	107.8	560.1
Accumulated depreciation				
Beginning of year	23.8	197.7	20.8	164.7
Exchange adjustments	(0.7)	(5.0)	(0.8)	(3.0)
Provided during the year	4.0	39.5	3.8	38.9
Disposals	—	(5.7)	—	(1.5)
Asset write downs	—	(2.3)	—	1.4
End of year	27.1	224.2	23.8	197.7
Net book value end of year				
Owned assets	67.0	311.7	68.7	335.1
Leased assets	17.8	25.9	15.3	27.3
	84.8	337.6	84.0	362.4

Interest capitalised in the year, net of tax relief, included in the cost of tangible fixed assets amounts to £nil (2003: £0.9 million).

	2004	2003
	£m	£m
Land and buildings		
Freehold	67.0	68.7
Short leasehold	17.8	15.3
	84.8	84.0
Value of land included above not subject to depreciation	1.4	7.5
Capital commitments		
Capital expenditure contracted for but not provided for	0.7	0.1
	0.7	0.1

10. Fixed asset investments

	2004	2003
	£m	£m
Associated undertakings		
Cost of shares and accumulated reserves		
Beginning of year	7.5	6.3
Exchange adjustments	0.1	0.5
Retained profit	0.4	0.7
	8.0	7.5
Total		
Fixed asset investments	8.0	7.5

The names and interests in associated undertakings are shown in note 25. None of the investments in associated undertakings are listed on a recognised exchange. The net book value of associated undertakings at 31 December 2004 comprises cost of £5.7m (2003: £5.7m) and accumulated reserves of £2.3m (2003: £1.8m). Retained profit from associated undertakings of £0.4m (2003: £0.7m) represents the Fiberweb Business' share of operating profit of £1.0m (2003: £0.8m) less taxation and interest of £0.6m (2003: £0.1m) and dividends of £nil (2003: £nil).

11. Stocks

	2004	2003
	£m	£m
Raw materials	32.0	13.6
Work in progress	3.2	4.0
Finished goods	43.1	36.0
	78.3	53.6

There is no material difference between the balance sheet value of stocks and their replacement cost.

12. Debtors

	2004	2003
	£m	£m
Trade debtors	90.8	81.2
Taxation recoverable	2.8	2.6
Other debtors, prepayments and accrued income	13.3	11.3
Debtors due within one year	106.9	95.1
Debtors due after one year	0.3	0.3
	107.2	95.4

13. Creditors: amounts falling due within one year

	2004	2003
	£m	£m
Borrowings (note 15)		
Loans other than from banks	0.7	0.2
Bank loans and overdrafts	19.1	15.4
Obligations under finance leases	2.5	7.4
	22.3	23.0
Others		
Trade creditors	60.8	48.9
Corporate Tax		
—United Kingdom	—	—
—Overseas	9.8	7.3
Other taxation and social security	2.8	—
Other creditors	13.3	11.9
Accruals and deferred income	8.0	11.0
	94.7	79.1

14. Creditors: amounts falling due after more than one year

	2004	2003
	£m	£m
Borrowings (note 15)		
Loans other than from banks	3.0	0.1
Bank loans	14.8	19.8
Obligations under finance leases	9.4	10.4
	27.2	30.3
Others		
Other creditors	2.4	2.4
	29.6	32.7

15. Borrowings

	2004	2003
	£m	£m
Borrowings summary		
Long-term loans		
Repayable after five years	0.2	1.0
Medium-term loans		
Repayable between two and five years	11.0	11.6
Repayable between one and two years	6.6	7.3
Finance leases		
Repayable after five years	—	2.0
Repayable between two and five years	7.0	5.6
Repayable between one and two years	2.4	2.8
	27.2	30.3
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	22.3	23.0
Total borrowings and finance leases	49.5	53.3
Cash at bank and in hand	(28.1)	(45.8)
Net borrowings and finance leases	21.4	7.5
Of the borrowings repayable after five years the following are:		
Instalments falling due after five years	0.1	1.0
Borrowings analysis:		
Secured		
Currencies other than sterling		
Mortgage loans repayable over periods varying from one to two years and at interest rates from 3.25% to 6.0%.	2.2	0.8
Finance leases	11.9	17.8
	14.1	18.6
Unsecured		
Bank loans and overdrafts		
Sterling	1.5	—
US dollar	14.2	20.7
Euro	19.7	13.8
Canadian dollar	—	0.2
Total borrowings and finance leases	49.5	53.3
Cash at bank and in hand	(28.1)	(45.8)
Net borrowings and finance leases	21.4	7.5

The interest rates on unsecured loans range from 1.9% to 5.75% per annum and repayments are due at varying dates up to 2010.

	2004 £m	2003 £m
Leasing commitments		
Finance leases		
Rentals net of interest due:		
Within one year	2.5	7.4
One to two years	2.4	2.8
Two to five years	7.0	5.6
After five years	—	2.0
Obligations under finance leases	11.9	17.8
Operating leases		
Annual commitments under non-cancellable operating leases expiring:		
Plant and machinery		
Within one year	0.1	0.2
One to five years	0.1	0.2
After five years	—	0.2
	0.2	0.6
Land and buildings		
Within one year	0.6	0.2
One to five years	1.6	0.2
After five years	1.2	2.2
	3.4	2.6
Facilities		
Unutilised facilities were available to the Fiberweb Business as follows:		
Overdraft, short-term and trade bill discounting	2.9	2.5
Total unutilised facilities	2.9	2.5

The loan facilities are contractually committed by banks and other institutions; the overdraft facilities are provided by several banks and are repayable on demand.

	2004 £m	2003 £m
Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	5.8	0.8

16. Derivatives and other financial instruments

It should be noted that the management of the main financial risks of the Fiberweb Business was undertaken by BBA Group at the BBA Group level.

The main financial risks of the Fiberweb Business relate to funding and liquidity, interest rate fluctuations and currency exposures. The management of these risks is performed by a central Treasury department that reports directly to the BBA Group Finance Director and operates according to objectives and policies approved by the BBA Group Board. The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Fiberweb Business does not undertake speculative transactions for which there is no underlying financial exposure.

Funding and liquidity: The funding and liquidity of the business was managed by BBA Group plc at the BBA Group level. The Fiberweb Business' operations are financed by a combination of retained profits, equity and borrowings, which are presented in these combined financial statements as invested capital. Borrowings are generally raised at the BBA Group level from banks and then lent on to operating subsidiaries on commercial terms.

Interest rate risk management: As noted in the basis of preparation in note 1 treasury functions were managed at a BBA Group level, and it is not possible to separately identify and allocate financial instruments used to manage the interest rate risk of the business.

Currency risk management: As noted in the basis of preparation in note 1 treasury functions were managed at the BBA Group level. Financial instruments used for the management of currency risk for the Fiberweb Business have been allocated to the business in these financial statements.

The numerical disclosures in this note deal with financial assets and liabilities as defined in Financial Reporting Standard 13—Derivatives and Other Financial Instruments: Disclosures (FRS 13). Certain financial assets such as investments in subsidiary and associated companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures.

Interest rate profile

After taking into account interest rate swaps and currency swaps entered into by the Fiberweb Business, the interest rate profile of the Fiberweb Business's financial liabilities at 31 December 2004 was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	1.5	1.5
US Dollar	—	14.2	14.2
Euro	3.8	22.3	26.1
Other	—	7.7	7.7
Total financial liabilities	3.8	45.7	49.5
Of which: Total borrowings	3.8	45.7	49.5
Total financial liabilities	3.8	45.7	49.5

The profile at 31 December 2003 for comparison purposes was as follows:

	Fixed rate	Floating rate	Total
	£m	£m	£m
Sterling	—	—	—
US Dollar	—	20.7	20.7
Euro	7.7	15.9	23.6
Other	—	9.0	9.0
Total financial liabilities	7.7	45.6	53.3
Of which: Total borrowings	7.7	45.6	53.3
Total financial liabilities	7.7	45.6	53.3

Further analysis of the interest rate profile at 31 December is as follows:

	2004		2003	
	Weighted average interest rate	Fixed rate weighted average period for which rate is fixed	Weighted average interest rate	Fixed rate weighted average period for which rate is fixed
	%	Years	%	Years
Euro	2.6	1.0	4.6	1.7
Total borrowings	2.6	1.0	4.6	1.7

The interest rate on floating rate financial liabilities is linked to sterling LIBOR in the case of sterling liabilities, and the relevant currency LIBOR for currency denominated liabilities. Further details of interest rates on long-term borrowings are given in note 13.

	2004	2003
	£m	£m
The Fiberweb Business held the following financial assets:		
Sterling	0.1	5.7
US Dollar	8.5	11.3
Euro	13.0	19.9
Other	6.5	8.9
Total financial assets	28.1	45.8
Of which: Cash at bank and short-term deposits	28.1	45.8

All of the financial assets disclosed above earned interest at a floating rate. Cash at bank and short-term deposits earn interest determined with reference to the relevant money market deposit rates.

Currency exposures

The extent to which the Fiberweb Business' operating entities hold monetary assets and liabilities in currencies other than in their local currency has been reviewed. Taking into account the impact of forward currency contracts and other derivative instruments, the Fiberweb Group had no material profit and loss exposure to foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currencies as at 31 December 2004.

Foreign currency contracts

At 31 December 2004, the Fiberweb Business had £8.4m (2003: £2.3m) of forward contracts to buy/sell foreign currency. The fair value of these contracts was £nil. (2003: £(0.2) million.)

Gains and losses on hedges

The Fiberweb Business enters into forward currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies immediately when those sales are transacted. Gains and losses on hedges are not recognised until the exposure that is being hedged is itself recognised.

The table below sets out unrecognised gains and losses in respect of hedges at the beginning and end of the year:

	£m
Net losses on hedges at 1 January 2004	(0.2)
Net losses arising in previous years included in 2004 results	0.2
Net losses arising in previous years and not included in 2004 results	—
Net gains on hedges at 31 December 2004	—

Maturity of financial liabilities

The maturity profile of the Fiberweb Business's financial liabilities at 31 December was as follows:

	2004	2003
	£m	£m
In one year or less	22.5	22.9
In more than one year but not more than two years	9.0	10.2
In more than two years but not more than five years	17.9	17.2
In more than five years	0.1	3.0
	49.5	53.3

Borrowing facilities

The Fiberweb Business had undrawn committed facilities at 31 December, in respect of which all conditions precedent have been met, as follows:

	2004	2003
	£m	£m
Expiring in one year or less	2.9	2.5

Fair values

Set out below is a comparison by category of book values and fair values of the Fiberweb Business' financial assets and liabilities at 31 December.

Primary financial instruments held or issued to finance the Fiberweb Business' operations:

	2004		2003	
	Book value	Fair value	Book value	Fair value
	£m	£m	£m	£m
Short-term financial liabilities and current proportion of long-term borrowings	(22.3)	(22.3)	(23.0)	(23.0)
Long-term borrowings	(27.2)	(27.2)	(30.3)	(30.3)
Cash deposits	28.1	28.1	45.8	45.8

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

17. Provisions for liabilities and charges

2004	Beginning of year	Exchange rate adjustments	Acquisitions/ (disposals)	Charged in year	Transferred from creditors	Utilised in year	End of year
	£m	£m	£m	£m	£m	£m	£m
Overseas pension funds	5.3	(0.3)	—	(0.1)	—	(0.2)	4.7
Restructuring provisions	0.9	(0.1)	—	—	0.5	(1.1)	0.2
Discontinued operations	0.2	—	—	0.2	—	(0.1)	0.3
Post-retirement benefits	9.2	(0.6)	—	0.8	—	—	9.4
Deferred taxation	56.1	(1.6)	0.3	2.6	—	—	57.4
	71.7	(2.6)	0.3	3.5	0.5	(1.4)	72.0

The pension and post-retirement benefit provisions arise from unfunded pension and other post-retirement benefit obligations to former employees and are expected to be payable over the remaining average service lives of employees.

2003	Beginning of year	Exchange rate adjustments	Acquisitions/ (disposals)	Charged in year	Transferred from creditors	Utilised in year	End of year
	£m	£m	£m	£m	£m	£m	£m
Overseas pension funds	1.6	0.1	—	—	3.7	(0.1)	5.3
Restructuring provisions	—	—	(0.1)	1.0	—	—	0.9
Discontinued operations	0.6	(0.1)	—	—	—	(0.3)	0.2
Post-retirement benefits	9.4	(0.9)	1.0	—	—	(0.3)	9.2
Deferred taxation	46.7	(0.8)	0.9	9.3	—	—	56.1
	58.3	(1.7)	1.8	10.3	3.7	(0.7)	71.7

The pension and post-retirement benefit provisions arise from unfunded pension and other post-retirement benefit obligations to former employees and are expected to be payable over the remaining average service lives of employees. Details of pensions and other post-retirement benefits are set out in note 21.

18. Reconciliation of operating profit to operating cash flows

	2004	2003
	£m	£m
Operations		
Operating profit (after goodwill amortisation and exceptional restructuring costs)	37.3	29.6
Depreciation	43.5	42.7
Goodwill amortisation	5.6	5.3
Profit on sale of tangible fixed assets	(0.4)	(0.1)
(Increase)/decrease in stocks	(19.3)	1.9
Increase in debtors	(1.4)	(15.5)
Increase in creditors	3.7	7.1
(Decrease)/increase in restructuring provisions	(0.6)	1.0
Increase in overseas pension funds and post-retirement benefit provisions	0.5	0.6
Non-cash element of exceptional restructuring costs	—	4.0
Net cash inflow from operating activities	68.9	76.6
Net cash outflow from discontinued activities included above	—	(0.1)
Net cash inflow/(outflow) from exceptional restructuring costs included above	5.1	(12.2)

Year ended 31 December 2004

	Beginning of year	Cash flow	Acquisitions & disposals	Other non cash changes	Exchange adjustments	End of year
	£m	£m	£m	£m	£m	£m
Analysis of net debt						
Cash	42.8	(19.5)	3.9	—	(1.6)	25.6
Term deposits	3.0	(0.5)	—	—	—	2.5
Debts due within one year	(15.6)	1.2	(1.4)	(4.1)	0.1	(19.8)
Debts due after one year	(19.9)	6.5	(9.1)	4.1	0.6	(17.8)
Finance leases	(17.8)	7.8	(1.9)	—	—	(11.9)
	(7.5)	(4.5)	(8.5)	—	(0.9)	(21.4)

Year ended 31 December 2003

	Beginning of year	Cash flow	Acquisitions & disposals	Other non cash changes	Exchange adjustments	End of year
	£m	£m	£m	£m	£m	£m
Analysis of net debt						
Cash	34.4	7.5	0.8	—	0.1	42.8
Term deposits	1.1	1.8	—	—	0.1	3.0
Debts due within one year	(12.9)	(2.6)	—	(0.4)	0.3	(15.6)
Debts due after one year	(24.5)	3.0	—	0.4	1.2	(19.9)
Finance leases	(24.7)	9.2	—	(0.6)	(1.7)	(17.8)
	(26.6)	18.9	0.8	(0.6)	—	(7.5)

Cash at bank and in hand as disclosed on the Fiberweb Business balance sheet is the sum of cash and term deposits included within the analysis of net debt above.

19. Acquisition of subsidiary undertakings

The Fiberweb Business acquired the entire share capital of Tenotex SpA and Tenotex Nonwovens SA on 27 September 2004. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The goodwill arising on these acquisitions was £21.6 million.

	Book Value	Revaluations	Adjustments to align accounting policies	Provisional Fair value to BBA Group
	£m	£m	£m	£m
Tangible fixed assets	18.9	—	(1.0)	17.9
Stocks	3.4	—	(0.1)	3.3
Debtors	11.7	—	(0.1)	11.6
Creditors	(11.0)	(0.1)	—	(11.1)
Taxation	(1.7)	(0.1)	—	(1.8)
Net borrowings	(8.5)	—	—	(8.5)
Net assets	12.8	(0.2)	(1.2)	11.4
Goodwill				21.6
Cash consideration				33.0

The acquisition noted above contributed £0.6 million to the Fiberweb Business' net operating cash flows, paid £0.1 million in respect of net returns on investment and servicing of finance, received £0.1 million in respect of taxation, paid £1.3 million in respect of capital expenditure and utilised £nil for investing activities.

The Fiberweb Business acquired the entire share capital of Tecnofibra during 2003. The goodwill arising on this acquisition was £15 million.

	Book Value	Revaluations	Provisional Fair value to BBA Group
	£m	£m	£m
Tangible fixed assets	6.0	—	6.0
Stocks	1.4	(0.2)	1.2
Debtors	8.8	(0.3)	8.5
Creditors	(8.5)	(0.2)	(8.7)
Net borrowings	0.8	—	0.8
Net assets	8.5	(0.7)	7.8
Goodwill			15.0
Cash consideration			22.8

The acquisition noted above contributed £3.0 million to the Fiberweb Business' net operating cash flows, paid £0.3 million in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £0.3 million in respect of capital expenditure and utilised £nil for investing activities.

20. Disposals of subsidiary undertakings and businesses

During 2003, the Fiberweb Business sold 90% of the share capital of Cordustex Pty Ltd.

	Total £m
Assets disposed of	
Tangible fixed assets	0.9
Stocks	0.2
Debtors	0.2
Creditors	(0.3)
Goodwill	1.0
Net assets sold	2.0
Loss on disposal	
Discontinued operations	(0.8)
Consideration (net of costs paid)	1.2
Satisfied by	
Cash consideration	1.2
	1.2
Cash flow	
Net cash inflow from disposal of subsidiary undertakings and businesses	
Cash consideration (net of costs paid)	1.2
	1.2

Amounts included in the cash flow in respect of companies and businesses sold during the year

In 2003 this company contributed £nil to the Fiberweb Business' net operating cash flows, £nil in respect of investments and servicing of finance, £nil in respect of taxation and spent £nil on capital expenditure.

The turnover of the company sold during 2003 was £0.9 million (2002: 1.9 million). This company made a contribution to operating profit of £nil.

21. Pensions and other post-retirement benefits

The Fiberweb Business operates a number of pension plans worldwide, in addition, the Fiberweb Business participates in certain pensions schemes operated by BBA. The normal pension cost for the Fiberweb Business, including early retirement costs, was £4.0 million (2003: £3.5 million) of which £3.8 million (2003: £3.3 million) was in respect of foreign schemes. This includes £1.7 million (2003: £1.8 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Fiberweb Business' foreign pension schemes mainly relate to defined contribution schemes. There are also a number of funded final salary defined benefit pension arrangements primarily in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The total market value of the assets of the Fiberweb Businesses North American defined benefit pension schemes as at 31 December 2004 was £32.0 million (2003: £31.8 million). The aggregate value of the schemes' assets represented 61% of the liabilities for benefits that had accrued to members (2003: 60%). Included in the balance sheet (note 17) is a provision of £4.7 million (2003: £5.3 million) in relation to overseas pension schemes.

The Fiberweb Business also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries and accounted for on an accruals basis. The main assumptions used to determine these costs were a discount rate of 6.0% per annum, and an allowance for the inflation in healthcare costs of 2.7% per annum.

In accordance with FRS 17, and subject to materiality, an updated set of actuarial valuations of the Fiberweb Business's defined benefit pension schemes and healthcare plan were prepared and reviewed as at 31 December 2004. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
p.a. (%)	2004	2003	2002	2004	2003	2002
Discount rate	6.0	6.3	7.0	5.1	5.5	5.5
General pay increases	3.8	3.8	3.8	2.4	3.3	3.3
Inflation assumptions	2.8	2.8	3.0	1.5	1.7	1.7
Pension increases	—	—	—	1.0	1.5	1.5

The fair value of the assets and liabilities of the schemes and the expected return on assets at each balance sheet date were:

	North America			Rest of World			Total		
	2004	2003	2002	2004	2003	2002	2004	2003	2002
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Assets									
Equities	16.5	14.1	15.2	0.3	0.2	0.2	16.8	14.3	15.4
Bonds	4.1	9.7	15.5	0.1	0.1	0.1	4.2	9.8	15.6
Other	11.4	8.0	0.6	—	—	—	11.4	8.0	0.6
Total market values of scheme assets	32.0	31.8	31.3	0.4	0.3	0.3	32.4	32.1	31.6
Present value of scheme liabilities	52.7	52.9	46.8	4.2	3.9	1.7	56.9	56.8	48.5
Deficit in the schemes	(20.7)	(21.1)	(15.5)	(3.8)	(3.6)	(1.4)	(24.5)	(24.7)	(16.9)
Related deferred tax asset	8.5	8.7	6.4	—	—	—	8.5	8.7	6.4
Net pension liabilities	(12.2)	(12.4)	(9.1)	(3.8)	(3.6)	(1.4)	(16.0)	(16.0)	(10.5)

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

Included within the North American deficit set out above is £0.1 million (2003: £1.4 million) relating to Canadian defined benefit schemes. This liability will be retained and settled by BBA.

Long Term Expected Return on Assets (%)	North America		
	2004	2003	2002
Equities	8.5	9.0	9.0
Bonds	5.5	5.8	6.5
Other	3.0	3.4	3.5

	North America		Rest of World		Total	
	2004	2003	2004	2003	2004	2003
	£m	£m	£m	£m	£m	£m
Operating Charge						
Current service cost	1.1	1.0	0.1	0.1	1.2	1.1
Curtailments/settlements	(1.0)	—	—	—	(1.0)	—
Past service cost	—	—	—	—	—	—
Total operating charge	0.1	1.0	0.1	0.1	0.2	1.1
Net Finance Charges						
Expected return on schemes' assets	2.0	2.3	—	—	2.0	2.3
Interest on pension schemes' liabilities	(3.2)	(3.3)	(0.1)	(0.1)	(3.3)	(3.4)
Net return	(1.2)	(1.0)	(0.1)	(0.1)	(1.3)	(1.1)
Actuarial Gain/(loss)						
Actual return less expected return on assets	1.3	1.8	0.1	(0.1)	1.4	1.7
Experience gains and losses on liabilities	(0.2)	0.8	(0.1)	(2.2)	(0.3)	(1.4)
Changes in assumptions	(2.3)	(5.2)	—	—	(2.3)	(5.2)
Actuarial loss	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Currency translation adjustment	1.6	2.9	—	0.3	1.6	3.2
Movement in Schemes' deficit during the year						
At 1 January	(21.1)	(15.5)	(3.6)	(1.4)	(24.7)	(16.9)
Deficit in new schemes end of year	—	(4.9)	—	—	—	(4.9)
Current service cost	(1.1)	(1.0)	(0.1)	(0.1)	(1.2)	(1.1)
Contributions	1.3	1.0	—	—	1.3	1.0
Curtailments/settlements	1.0	—	—	—	1.0	—
Past service costs	—	—	—	—	—	—
Net finance expense	(1.2)	(1.0)	(0.1)	(0.1)	(1.3)	(1.1)
Actuarial loss	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Currency translation adjustment	1.6	2.9	—	0.3	1.6	3.2
At 31 December	(20.7)	(21.1)	(3.8)	(3.6)	(24.5)	(24.7)

History of Experience Gains and Losses

Difference between the expected and actual return on schemes' assets

	North America		Rest of World		Total	
	2004	2003	2004	2003	2004	2003
Amount (£m)	1.3	1.8	0.1	(0.1)	1.4	1.7
Percentage of schemes assets (%)	4.1	5.7	25.0	(33.3)	4.3	5.3
Experience gains and (losses) on scheme liabilities						
Amount (£m)	(0.2)	0.8	(0.1)	(2.2)	(0.3)	(1.4)
Percentage of schemes assets (%)	(0.4)	0.0	(2.4)	(56.4)	(0.5)	(2.5)
Actuarial loss in statement of total recognised gains and losses						
Amount (£m)	(1.2)	(2.6)	—	(2.3)	(1.2)	(4.9)
Percentage of schemes assets (%)	(2.3)	(4.9)	—	(59.0)	(2.1)	(8.6)

Group Net Assets and Profit and Loss Account Reserves

	SSAP 24 (as adopted)		Under FRS 17 (for information only)	
	2004	2003	2004	2003
	£m	£m	£m	£m
Net assets excluding pension scheme assets/(liabilities)	540.7	544.3	540.7	544.3
Net pension scheme liabilities (net of deferred tax)	(15.4)	(15.7)	(16.0)	(16.0)
Net assets including pension scheme	525.3	528.6	524.7	528.3

BBA Income and Protection Plan

The employees of the Fiberweb Business' UK operations participate in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan. The BBA Income and Protection Plan shares risks between entities in the BBA Group and Fiberweb Business. No apportionment of the assets and liabilities of this scheme has been made to the Fiberweb Business in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and therefore it is not possible to identify the Fiberweb Business' share of the underlying assets and liabilities in the scheme on a consistent and reasonable basis. The assets, liabilities, income and expenses are recognised in the financial statements of the sponsoring employer of the plan, BBA.

The charge recognised by the Fiberweb Business in the year, in respect of the BBA Income and Protection Plan, was £0.2 million (2003: £0.2 million).

The net pension liabilities of the BBA Income and Protection Plan at the balance sheet date were £33.4 million (2003: £13.4 million).

22. Contingent liabilities

The Fiberweb Business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in BBA Nonwovens North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Fiberweb Business' financial position.

23. Events after the balance sheet date

On 27 January 2006, BBA Business Trust was liquidated and all of its assets were distributed up to its partners, BBA Nonwovens Washougal, Inc. and Reemay Inc. These companies passed on the loan assets and certain liabilities to BBA Industrial Textiles, which then passed them to a BBA Company which does not form part of the Fiberweb Business.

For other events after the balance sheet date, please refer to note 27 of Section 1 (IFRS Financial information and Accountants Report on the Fiberweb Business for the six months ended 30 June 2006).

24. Related party transactions

During the year, the Fiberweb Business had the following amounts due to or from companies within BBA, the immediate and ultimate parent of the Fiberweb Business.

	2004	2003
	£m	£m
Dividends to BBA Group entities	(3.1)	(5.3)
Audit fees recharged to Fiberweb Business entities by BBA	0.6	0.6
Insurance premiums recharged to Fiberweb Business entities by BBA	5.3	4.7
Net amounts due to BBA	(237.4)	(245.3)

During the year an entity in the Fiberweb Business rented office accommodation from a company controlled by Robert Rufli, a member of the management of that entity. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the year amounted to £110,991 (2003: £113,635).

Throughout the year the Directors consider BBA to be the ultimate controlling party of the Fiberweb Business.

Key management personnel

Ross McMillan, Chief Executive and Phil Storey, Finance Director were, respectively, divisional Chief Executive and divisional Finance Director of the Fiberweb Business from 1 September 2001 to 24 February 2005 and 1 September 2001 to 5 January 2006 respectively.

Their remuneration as divisional Directors of the Fiberweb Business for the period is set out below.

		Short-term payment	Post-employment benefits	Termination benefits	Total
		£000	£000	£000	£000
2004					
Ross McMillan	President Fiberweb	319.8	61.2	—	381.0
Phil Storey	VP Finance	205.5	48.4	—	253.9
Richard Stillwell		37.5	—	—	37.5
Total		562.8	109.6	—	672.4
2003					
Ross McMillan	President Fiberweb	350.0	—	—	350.0
Phil Storey	VP Finance	367.1	42.8	—	409.9
Richard Stillwell		33.0	—	—	33.0
Total		750.1	42.8	—	792.9

These costs are not representative of the future directors' emoluments of the Business due to the appointment of new directors to the Fiberweb Board and renegotiation of current employment contracts. In addition, the pension and benefit schemes are to be amended and new employee share schemes adopted as set out in paragraph 7 of Part 10 (Additional information) of this document.

25. Subsidiary and associated undertakings

The following is a list of the companies forming the Fiberweb Business at 31 December 2004.

	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda.	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA France SAS	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
Fiberweb Holding Deutschland GmBH (GER)	Germany
Terram Geotextilien GmBH (GER)	Germany
BBA Industrial Nonwovens GmBH	Germany
BBA Joint Venture Holdings 2 GmBH	Germany
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Nonwovens Asia Pacific AG	Switzerland
BBA Fiberweb Holdings Srl	Italy
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Non Wovens Mexico SA de CV	Mexico
Servicios Veratec SA de CV	Mexico
BBA Fiberweb Tenotex SAU	Spain
BBA Fiberweb Holdings SLU	Spain
BBA Fiberweb Holdings AB	Sweden
BBA Industrial Holdings Sweden	Sweden
BBA Fiberweb Sweden AB	Sweden
Terram Limited	United Kingdom
Fiberweb Holdings Limited	United Kingdom
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA
BBA Industrial Textiles Incorporated	USA
BBA China Holdings BV	Netherlands
BBA Holdings Netherlands BV	Netherlands
BBA Belgium BVBA	Belgium

Associates	% owned	
CNC International Co. Limited	50	Thailand

Joint Ventures and other investments	% owned	
BCA Vertriebs GmBH	25.1	Austria
Coratech GmBH	25.1	Germany
Coronor Composites GmBH	50	Germany
Advanced Design Concepts GmBH	50	Germany
Saudi German Nonwoven Products Co	15	Saudi Arabia
Cordustex (Pty) Ltd	10	South Africa

4. UK GAAP financial information and Accountants' Report on Fiberweb plc for the period from the date of incorporation on 22 January 2006 to 30 June 2006

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of Fiberweb plc
1 Victoria Villas
Richmond on Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs

Fiberweb plc

We report on the financial information set out in section 4 of part 8 of the Prospectus dated 31 October 2006 of Fiberweb plc (the "Company") (the "Prospectus"). This financial information has been prepared for inclusion in the Prospectus on the basis of the accounting policies set out in Note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

The Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with United Kingdom Generally accepted accounting principles ("UK GAAP").

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the Prospectus, and to report our opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Directive Regulation, consenting to its inclusion in the prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus, a true and fair view of the state of affairs of the Company as at the date stated and of its cashflows for the period then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP

Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

Fiberweb plc UK GAAP financial information for the period from the date of incorporation on 22 January 2006 to 30 June 2006

BALANCE SHEET

	Note	30 June 2006
		£
Fixed assets		
Investments	2	2
Net assets		2
Capital and reserves		
Called up equity share capital	3	2
Equity shareholder's funds	4	2

CASH FLOW STATEMENT

	Note	Period ended 30 June 2006
		£
Acquisitions and disposals		
Payments to acquire subsidiary undertaking	2	(2)
Financing		
Issue of shares	3	2
Movement in cash		—

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Period ended 30 June 2006
	£
Increase in cash	—
Net cash at the end of the period	—

NOTES TO THE FINANCIAL INFORMATION

1. ACCOUNTING POLICES

Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

2. INVESTMENTS

	30 June 2006
	£
Balance as at incorporation	—
Additions	2
Balance as at 30 June 2006	2

	Business Activity	Place of incorporation and operation	% of ordinary share capital owned by the Company
Fiberweb Holdings Limited	Holding company	Great Britain	100%

3. SHARE CAPITAL

The authorised share capital of the Company as at 30 June 2006 was £100 divided into 100 ordinary shares of £1 each.

On incorporation, 22 January 2006, 2 ordinary shares of £1 each were issued.

4. EQUITY SHAREHOLDERS' FUNDS

	£
Balance as at incorporation	—
Issue of share capital on incorporation	2
Balance as at 30 June 2006	2

No material contracts or transactions have been entered into, save those detailed in note 5 below. The Company has not traded during the period and has made neither profit or loss nor any other recognised gains or loss in the period. Accordingly no profit and loss account or statement of total recognised gains and losses is presented. No dividends have been declared or paid.

5. SUBSEQUENT EVENTS

On 14 July 2006 the Company purchased 100% of the ordinary share capital of Fiberweb (US) Holdings Limited for £2.

On 7 September 2006 the authorised share capital of the Company was increased by £9,999,900 beyond the registered share capital by the creation of 199,998,000 ordinary shares of 5 pence each.

On 7 September 2006, the Company issued 100 ordinary shares of 5 pence for £200.

On 7 September 2006 the Company allotted 5,588,944 5 pence ordinary shares in consideration for the purchase of 100% of the ordinary share capital of Terram Limited.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb Holdings limited for a consideration of £98.

On 7 September 2006 the Company subscribed for 98 ordinary shares in Fiberweb (US) Holdings Limited for a consideration of £98.

On 18 September 2006 the Company was re-registered as a public limited company.

PART 9

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited pro forma consolidated statement of net assets of Fiberweb as at 30 June 2006

The following unaudited pro forma statement of net assets (the "Pro forma Financial Information") has been prepared to show the effect of the Demerger on the combined net assets of Fiberweb as if the Demerger had occurred on 30 June 2006.

The Pro forma Financial Information has been prepared for illustrative purposes only and in accordance with Annex II of the Prospectus Directive Regulation. Due to its nature the Pro Forma Financial Information addresses a hypothetical situation and, therefore, does not represent Fiberweb's actual financial position or result.

	Fiberweb plc As at 30 June 2006	Adjustments			Pro forma New Fiberweb Group
		Demerger of Fiberweb[1]	Debt allocation[2]	Other adjustments[3]	
		£m	£m	£m	
	£m				£m
Non-current assets					
Goodwill and intangible assets	—	100.6	—	—	100.6
Property, plant and equipment	—	349.7	—	—	349.7
Interests in associates	—	8.8	—	—	8.8
Trade and other receivables	—	0.2	—	—	0.2
	—	459.3	—	—	459.3
Current assets					
Inventories	—	83.2	—	—	83.2
Trade and other receivables	—	107.4	—	—	107.4
Cash and cash equivalents	—	22.1	—	—	22.1
Tax recoverable	—	0.3	—	—	0.3
	—	213.0	—	—	213.0
Total assets	—	672.3	—	—	672.3
Current liabilities					
Trade and other payables	—	(79.8)	—	—	(79.8)
Tax liabilities	—	(7.9)	—	6.0	(1.9)
Obligations under finance leases	—	(2.3)	—	—	(2.3)
Bank overdrafts and loans	—	(9.9)	—	—	(9.9)
Provisions	—	(2.7)	—	—	(2.7)
	—	(102.6)	—	6.0	(96.6)
Net current assets	—	110.4	—	6.0	(116.4)
Non-current liabilities					
Bank loans	—	(7.1)	(171.8)	—	(178.9)
Other payables due after one year	—	(2.5)	—	—	(2.5)
Retirement benefit obligations	—	(24.5)	—	3.6	(20.9)
Obligations under finance leases	—	(5.6)	—	—	(5.6)
Deferred tax liabilities	—	(32.4)	—	—	(32.4)
Provisions	—	(6.5)	—	—	(6.5)
	—	(78.6)	(171.8)	3.6	(246.8)
Total liabilities	—	(181.2)	(171.8)	9.6	(343.4)
Net assets	—	491.1	(171.8)	9.6	328.9

The pro forma statement takes no account of trading activity or other transactions since 30 June 2005.

Notes:

(1) The Demerger of Fiberweb column shows the effect of the transfer of the Fiberweb Group to Fiberweb plc. The net assets of Fiberweb as at 30 June 2006 have been extracted without material adjustment from Part 8 of this document.

(2) This adjustment represents the sterling equivalent repayment of loans due to BBA and its subsidiaries to arrive at the sterling equivalent net debt to be allocated to Fiberweb of £171.8 million. The net debt will consist of loans of $183,118,000 converted at $1.87, €101,484,000 converted at €1.47, SEK 225,871,000 converted at SEK 13.69 and cash held of £8,870,000. Repayment will be made using funds from a new $439,500,000 committed five-year banking facility. Upon the actual Demerger, the amount of the net debt may be different to the amount shown in the pro forma statement of net assets above since the actual cash generated by Fiberweb in the period to the date of Demerger will impact the total amount of debt to be allocated to Fiberweb. The net debt to be allocated was agreed upon in consultation with BBA's advisors based upon the forecast level of debt in the combined group at Demerger and with regard to future cash flows, investment plans and Fiberweb's ability to comply with its banking covenants and to service its debt.

(3) These adjustments reflect assets and liabilities included within the balance sheet of Fiberweb which will be retained by BBA on Demerger and comprise a £6.0 million provision for various potential tax liabilities which BBA will retain; and a £3.6 million liability relating to the pension scheme liabilities of Fiberweb Canada which are to be settled by BBA.

Report on pro forma financial information (in accordance with Annex II item 7 of the Prospectus Rules as applied by Listing Rule 13.5.31R)

Deloitte.

Deloitte & Touche LLP
Stonecutter Court
1 Stonecutter Street
London EC4A 4TR

The Board of Directors
on behalf of
Fiberweb plc
1 Victoria Villas
Richmond-upon-Thames
London TW9 2GW

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Citigroup Global Markets Limited
33 Canada Square
Canary Wharf
London E14 5LB

31 October 2006

Dear Sirs,

Fiberweb plc (the "Company")

We report on the pro forma financial information (the "Pro forma financial information") set out in Part 9 of the Prospectus dated 31 October 2006 of Fiberweb, which has been prepared on the basis described in the notes thereto, for illustrative purposes only, to provide information about how the transaction might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ended 30 June 2006. This report is required by Annex II item 7 of the Prospectus Rules and is given for the purpose of complying with that requirement and for no other purpose.

Responsibilities

It is the responsibility of the directors and proposed directors of the Company (together the "Directors") to prepare the Pro forma financial information in accordance with Annex I item 20.2 and Annex II items 1 to 6 of the Prospectus Rules.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Rules, as to the proper compilation of the Pro forma financial information and to report that opinion to you.

Save for any responsibility arising under Prospectus Rule 5.5.3R(2)(f) to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in accordance with this report or our statement, required by and given solely for the purposes of complying with Annex I item 23.1 of the Prospectus Rules, consenting to its inclusion in the Prospectus.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents,

considering the evidence supporting the adjustments and discussing the Pro forma financial information with the Directors.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in jurisdictions outside the United Kingdom, including the United States of America, and accordingly should not be relied upon as if it had been carried out in accordance with those standards or practices.

Opinion

In our opinion:

(a) the Pro forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with Annex I item 1.2 of the Prospectus Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

Deloitte & Touche LLP is the United Kingdom member firm of Deloitte Touche Tohmatsu ("DTT"), a Swiss Verein whose member firms are separate and independent legal entities. Neither DTT nor any of its member firms has any liability for each other's acts or omissions. Services are provided by member firms or their subsidiaries and not by DTT.

PART 10

ADDITIONAL INFORMATION

1. PERSONS RESPONSIBLE

The Company and each of the Directors, whose names and functions appear on page 19 and 164 of this document, accept responsibility for the information contained in this document.

The Company and each of the Directors declare that, having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

2. THE COMPANY

The Company was incorporated and registered in England and Wales on 22 January 2006 under the Companies Act as a private company limited by shares with the name Trushelfco (No. 3193) Limited and with registered number 5683352. By a written resolution passed on 8 March 2006, the Company resolved to change its name to Fiberweb Limited. Further, by a written resolution passed on 14 September 2006, the Company resolved to re-register as a public limited company and change its name to Fiberweb plc. On 18 September 2006, the re-registration and change of name became effective.

The registered office and head office of the Company is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW and its telephone number is 020 8439 8310.

The principal legislation under which the Company operates is the Act and regulations made thereunder.

The business of the Company, and its principal activity, is to act as the ultimate holding company of the Group.

3. SHARE CAPITAL

3.1 The history of the Ordinary Share capital of the Company as at the date of this document is as follows:

(a) the Company was incorporated on 22 January 2006 with an authorised share capital of £2, made up of 2 Ordinary Shares with a nominal value of £1 each. As of 27 October 2006, the Company had 5,589,084 Ordinary Shares, with a nominal value of 5 pence each, in issue;

(b) by ordinary resolutions passed on 7 September 2006:

(i) each issued and each authorised but unissued ordinary share of £1 each in the capital of the Company was sub-divided into 20 ordinary shares of 5 pence each in the capital of the Company;

(ii) the authorised share capital of the Company was increased from £100 to £10,000,000 by the creation of an additional 199,998,000 Ordinary Shares of 5 pence each;

(iii) the Directors were generally and unconditionally authorised, in accordance with section 80 of the Companies Act, to allot relevant securities (as defined in section 80(2) of the Companies Act) up to an aggregate nominal amount of £7,999,998 with such authority to expire at the conclusion of the first annual general meeting of the Company save that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred had not expired;

(c) by ordinary and special resolutions passed on 14 September 2006:

(i) the Fiberweb Articles (as summarised in paragraph 9 of this Part 10) were adopted;

(ii) the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in paragraph 3.1(b)(iii) of this Part 10 as if section 89(1) of the Companies Act did not apply to any such allotment,

provided that this power shall expire at the earlier of 8.00 a.m. on the date of Admission of the Ordinary Shares to trading on the London Stock Exchange's market for listed securities or 5.30 p.m. on 31 December 2006.

(d) by a special resolution passed on 26 October 2006, the Directors were generally empowered, pursuant to section 95 of the Companies Act, to allot equity securities (within the meaning of section 94(2) of the Companies Act) for cash pursuant to the authority referred to in paragraph 3.1(b)(iii) of the Part 10 as if section 89(1) of the Companies Act did not apply to any such allotment, provided that:

  (i) this power shall expire at the same time as the authority referred to in paragraph 3.1(b)(iii) of this Part 10; and

  (ii) the maximum number of Ordinary Shares to which this resolution applies are such number of Ordinary Shares having an aggregate nominal value of £305,475, being approximately 5% of the issued share capital of the Company as at Admission.

(e) by ordinary resolution passed on 26 October 2006 and subject to and conditional upon Admission, the Company was generally and unconditionally authorised for the purpose of section 166 of the Companies Act to make one or more market purchases (within the meaning of section 163(3) of the Companies Act) on the London Stock Exchange of Ordinary Shares provided that:

  (i) the maximum aggregate number of Ordinary Shares authorised to be purchased is 12,231,253;

  (ii) the minimum price which may be paid for the Ordinary Shares is five pence per share (exclusive of expenses);

  (iii) the maximum price (exclusive of expenses) which may be paid for Ordinary Shares is the higher of (a) not more than 5% above the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five Business Days immediately preceding the day on which the Ordinary Share is contracted to be purchased; and (b) the price of the last independent trade and the highest current independent bid on the trading venue where the purchase of the relevant share is carried out;

  (iv) unless previously revoked, varied or extended, the authority conferred shall expire at the conclusion of the first annual general meeting of the Company or, if earlier, on 25 April 2008, save that the Company may make a contract or contracts to purchase Ordinary Shares under the authority conferred prior to the expiry of such authority that will or may be executed wholly or partly after the expiry of such authority and may make a purchase of Ordinary Shares in pursuance of any such contract or contracts.

3.2 At completion of the Demerger, BBA will transfer the Ordinary Shares which it holds in Fiberweb, credited as fully paid up, to BBA Shareholders on the BBA Share Register at the Demerger Record Time on the basis of one Fiberweb Share for every four BBA Ordinary Shares held at the Demerger Record Time.

3.3 The Company's authorised share capital as at 27 October 2006, the latest practicable date prior to the publication of this document, was £10,000,000 comprising 200,000,000 Ordinary Shares of nominal value 5 pence each. The Company's issued and fully paid up share capital as at that date was 5,589,084 Ordinary Shares. Immediately following Admission, it is expected that the Company's issued share capital will be approximately 122,625,000 Ordinary Shares. This is based on the number of BBA Ordinary Shares in issue on 27 October 2006 (the latest practicable date prior to the publication of this document) plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time.

3.4 Immediately prior to Admission, up to 122,625,000 Ordinary Shares will be distributed pursuant to the Demerger. The Company's authorised and issued share capital on and following Admission will be:

	Authorised share capital		Issued and fully paid share capital	
On Admission(1)	Number	Aggregate nominal amount	Number	Aggregate nominal amount
Ordinary Shares	200,000,000	£10,000,000	122,625,000	£6,131,250

(1) The above figures are based on the number of BBA Ordinary Shares in issue on 27 October 2006 plus an estimate of the maximum number of additional BBA Ordinary Shares that may be issued prior to the Demerger Record Time.

4. DIRECTORS AND SENIOR MANAGEMENT

4.1 Details of Directors

The Directors and Senior Managers of the Company and their functions are set out below:

Board of Directors

Name	Age	Position	Year first joined the Group
Malcolm Coster	62	Non-Executive Chairman	2006
Daniel Dayan	42	Chief Executive Officer	2005
Simon Bowles	49	Chief Financial Officer	2006
Peter Hickman	43	Non-Executive Director	2006
Richard Stillwell	57	Non-Executive Director	2006
Brian Taylorson	50	Non-Executive Director	2006

Senior Managers

Name	Age	Position	Year first joined the Group
Derek Anderson	43	President US Industrial Division	2000
Bridget Bradshaw	37	Head of HR and Change	2005
Derek Chan	45	President Asia	2006
Gianluigi Fornoni	54	President Europe	1990
Carsten Heldmann	41	Head of Research and Development	2005
David Rousse	53	President US Hygiene Division	2005

Malcolm Coster (Non-Executive Chairman)

Mr Coster joined the Fiberweb Group as Non-Executive Chairman in June 2006. He has over 20 years experience in senior positions in manufacturing and technology services companies. He has been Chairman of MTL Instruments Group plc since 1998 and was a Non-Executive Director of British Technology Group plc until July 2006. He also serves as a Non-Executive Director of the Performing Right Society, Limited, Chairman of DMW Group (a technology consultancy) and a member of the International Advisory Board of Moore, Clayton & Co., an international financial advisory group. Prior to these roles, he was President of Europe, Middle East and Africa for UNISYS Corporation, and also Chairman of UNISYS Limited, from 1994 to 1997 and a member of the board and an executive partner in Coopers & Lybrand from 1986 to 1994. Mr Coster has a degree in mathematics from Kings College, London and is a qualified Chartered Engineer.

Daniel Dayan (Chief Executive Officer)

Mr Dayan joined the Fiberweb Group in June 2005 as its Chief Executive Officer. Mr Dayan was previously employed by Novar plc from 1994 until March 2005 and in that time served as Commercial Director of a subsidiary in Germany, as Head of Corporate Development, Managing Director of MK Electric and finally as a Director of Novar plc and as Chief Executive Officer of

Novar's largest division, Intelligent Building Systems. Prior to Novar, he worked at Arthur D. Little, a management consultancy and as an engineering and production manager at Imperial Chemical Industries plc ("ICI"). Mr Dayan has a degree in engineering from Cambridge University and is a Chartered Mechanical Engineer.

Simon Bowles (Chief Financial Officer)

Mr Bowles joined the Fiberweb Group in July 2006 as its Chief Financial Officer. Mr Bowles was previously employed by RAC plc as Deputy Group Finance Director from 2002 until 2005. Prior to this, he was employed from 1986 to 2001 by The BOC Group plc in a number of senior financial roles. Mr Bowles has an MA in economics from Trinity College, Dublin and is a qualified Chartered Accountant and corporate treasurer.

Peter Hickman (Non-Executive Director)

Mr Hickman joined the Fiberweb Group as a Non-Executive Director in August 2006 and will be Chairman of the audit committee with effect from Demerger. Mr Hickman is currently the director, group finance for HBOS plc where he is responsible for the group's financial reporting, strategic planning and tax affairs. Prior to joining HBOS plc, Mr Hickman was a partner at Ernst & Young LLP having worked there since 1985. Mr. Hickman has an MA in engineering from Cambridge University and is a qualified Chartered Accountant.

Richard Stillwell (Non-Executive Director)

Mr Stillwell joined the Fiberweb Group as a Non-Executive Director in August 2006. Mr Stillwell has been a Non-Executive Director of BBA since March 1998 and it is expected that he will resign from that position at the close of business on 31 October 2006. A practising barrister, he is also a Non-Executive Director of Penna Consulting plc and St. Ives plc. Until August 2000, he was Executive Vice-President Industrial Specialities at ICI, where he had held various posts since 1974. Mr Stillwell will be appointed as the senior independent director and will be Chairman of the Remuneration Committee.

Brian Taylorson (Non-Executive Director)

Mr Taylorson joined the Fiberweb Group as a Non-Executive Director in September 2006. Since April 2003, Mr Taylorson has been Finance Director of Elementis plc, a global specialty chemicals company. Prior to joining Elementis in April 2002, Mr Taylorson was Head of European Chemicals M&A at KPMG Corporate Finance. He joined KPMG in 2000 from the Dow Chemical Company where he had held a number of positions in finance since 1983. Mr Taylorson has an engineering degree from Cambridge University and is a member of the Institute of Chartered Accountants in England and Wales and a member of the Association of Corporate Treasurers.

Derek Anderson (President, Americas Industrial)

Mr Anderson joined the Fiberweb Group in August 2000 and has been president of Fiberweb's US industrial division since 2005. Mr Anderson has held a number of roles in Fiberweb including vice-president of sales and marketing for protective fabrics and hygiene and medical and supply chain director. Prior to joining Fiberweb, Mr Anderson has 20 years of manufacturing experience with ICI where he held various roles including positions relating to supply chain, plant management and sales and marketing. He holds an engineering degree from Heriot-Watt University

Bridget Bradshaw (Head of HR and Change)

Ms Bradshaw joined the Fiberweb Group in August 2005 and is currently head of human resources and change. Prior to joining Fiberweb, Ms Bradshaw held various engineering and operations roles with CarnaudMetalbox Engineering and Novar plc in UK, Europe and Asia. Ms Bradshaw has masters degrees in engineering and organisational behaviour and is a qualified Chartered Engineer.

Derek Chan (President, Asia)

Mr Chan joined the Fiberweb Group in September 2006 as President of Fiberweb Asia. Mr Chan has over 20 years previous experience in the chemical and fibers industries. Previously, Mr Chan has held positions with ICI, Allied Signal, Inc, Rexam PLC and Rhodia. Prior to joining Fiberweb,

Mr Chan's last role was managing director, Asia for Rhodia's Polyanide Fibers and Intermediates business. He holds a chemical engineering degree from UMIST.

Gianluigi Fornoni (President, Europe)

Mr Fornoni joined the Fiberweb Group in 1990 following BBA's takeover of Neuberger and is currently President of Fiberweb Europe. Mr Fornoni has held a number of roles within the Fiberweb Business including managing director of southern Europe. Mr Fornoni has held a number of engineering and general management roles in the chemical industry and holds a degree in chemical engineering from the University of Milan.

Carsten Heldmann (Head of Research and Development)

Mr Heldmann joined the Fiberweb Group in June 2005 and is currently the head of Research and Development. Mr Heldmann has a degree and doctorate in Polymer Chemistry and has studied at Bochum University and Cambridge University. Mr Heldmann has 10 years of post-doctoral experience in technical development and strategic marketing roles at Hoechst AG.

David Rousse (President, Americas Hygiene)

Mr Rousse joined the Fiberweb Group in November 2005 as President of Fiberweb's US hygiene division. Mr Rousse has over 20 years of experience in the paper and nonwovens industries with International Paper, Fibermark and Monadnock. In particular, from 1996 to 2002, Mr Rousse was divisional president and general manager of Fibermark Inc VT (a US$140 million business manufacturing speciality products in the nonwovens industry). He holds an engineering degree from Dartmouth College, NH.

The business address of each of the Directors and Bridget Bradshaw is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW. Derek Anderson's business address is Reemay Inc., 70 Old Hickory Blvd, PO Box 511, Old Hickory, Nashville, Tennessee 37138-3651, US. Derek Chan's business address is BBA Fiberweb Asia Pacific Limited, Room 1714 China Aerospace Tower, Concordia, 1 Science Museum Road, Tsimshatsui, Kowloon, Hong Kong. Gianluigi Fornoni's business address is BBA Fiberweb Italia SpA, Via Bologna 7 I-20060 Trezzano Rosa, Milan, Italy. Carsten Heldmann's business address is Corovin GmbH, Woltorfer Strasse 124, Postfach 1107, D31201 Peine, Germany. David Rousse's business address is BBA Fiberweb, 840 SE Main Street, Simpsonville, South Carolina 29681, US.

There are no family relationships between any of the Directors.

The names of the companies or partnerships of which the Directors and Senior Managers have been members of the administrative, management or supervising bodies or partners over the last five years (excluding the Company and its subsidiaries) are listed below:

Name	Current	Previous
Malcolm Coster . . .	Elenium Services Limited MTL Instruments Group PLC Golf Side Limited The DMW Group Limited M. C. Consultants (Cheam) Limited	BTG PLC Torotrak PLC Warp Solutions Limited Performing Right Society Limited The MCPS-PRS Alliance Limited IX Imaging PLC BTG Capital Limited
Daniel Dayan	Willow Bend Limited	Novar plc Novar ED&S Limited Novar Beteiligungsgesellschaft GmbH MK Electric Limited MK Electric Trustees Limited Ackermann Limited EGA Limited Friedland Limited Gilflex Limited Beama Installation Limited

Name	Current	Previous
Simon Bowles	None	Morgan Brown Limited Auto Windscreens Group Limited BG Nominees Limited Heidi Car (UK) Limited Heidi Finance Holdings (UK) Limited L H Mechanical Handling Limited Lex European Holdings Limited Lex Retail (Europe) Limited Lex Retail Group Limited Lex-Manutention SA VT Vehicle Solutions Limited (previously Lex Transfleet Limited) Lift Truck Distribution Limited RAC Commercial Assistance Limited RAC Construction Limited RAC Enterprises Limited RAC Holdings Limited RAC Investments Limited RAC Motoring Services RAC Recovery RAC Insurance Limited
Peter Hickman	None	None
Richard Stillwell . . .	BBA Group plc Penna Consulting PLC Gap Year Diver Limited St. Ives plc	None
Brian Taylorson . . .	Elementis Services Limited H.&C. Acquisitions Limited Agrichrome Limited Elementis plc N B Chrome Limited Elementis Dormants Limited Elementis Germany Limited Abbey Chemicals Limited Elementis Securities Limited Elementis UK Limited Elementis New Zealand Limited Elementis Australia Limited Elementis Holdings Limited Harrisons & Crosfield (PNG) Limited Elementis Group Limited Elementis Benelux Unlimited Elementis Finance (Australia) Limited Elementis Finance (Germany) Limited Elementis France SA Elementis Germany GmbH Elementis Specialities Netherlands BV Harcros Coffee Plantations Limited Kamari Limited Elementis NZ Limited Elementis Australia Pty Limited	Wilkinmark Limited W.P.R. Marks Limited Linatex Limited Linatex Rubber Limited W. Luff Limited British Chrome Limited William Geipel Limited Harrisons & Crosfield (Leasing) Limited Bergmann Limited ABM Overseas Limited Associated Chemical Companies Limited Pauls Trustees Limited Durham Raw Material Limited Nuodex Limited ABM Properties Limited The North of England Malt Roasting Company Limited Durham Chemicals Investments Limited Harcros Leasing Limited International Maltsters Limited

Name	Current	Previous
	Elementis London Limited Rheox Limited	
Derek Anderson . . .	None	None
Bridget Bradshaw . .	None	None
Derek Chan	None	Qingdao Zhongda Chemical Fiber Company Limited Yingkou Yinglong Chemical Fiber Company Limited Nylstar Hong Kong Limited
Gianluigi Fornoni . .	None	None
Carsten Heldmann .	None	None
David Rousse	None	Monadnock Paper Mills Inc.

Malcolm Coster has within the last five years served as a director of BTG Capital Limited, which was liquidated due to the solvent restructuring of its corporate group, and as a director of IX Imaging PLC, which was liquidated due to the competitive nature of the business in technology research. BTG Capital Limited did not have any outstanding debts that could not be satisfied when it was liquidated on 5 May 2006; a resolution for the winding-up of IX Imaging PLC was passed on 30 June 2003, at which time the Company had outstanding liabilities to its creditors of £2,503,015.16 which could not be satisfied. Malcolm Coster was a creditor of IX Imaging PLC and received a portion of his non-executive salary as a payment from the liquidator. Other than this, none of the Directors or Senior Manager have:

(i) any unspent convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

(ii) been declared bankrupt or been subject to any individual voluntary arrangement or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager for the previous five years;

(iii) been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship or employment, has been subject to a receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

(iv) been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration, or partnership voluntary arrangement;

(v) owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

(vi) been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company for the previous five years.

4.2 Remuneration and benefits

No remuneration or benefits in kind were paid to any of the Directors in the last financial year since they were renumerated by members of the BBA Post-Demerger Group. No amounts have been set aside or accrued by the issuer or its subsidiaries to provide pension, retirement or similar benefits to the Directors or the Senior Managers.

Save as set out below, none of the Directors are entitled to any benefits on termination of employment.

4.3 Directors' and other interests

4.3.1 Prior to the Demerger becoming effective, none of the Directors or other connected persons (within the meaning of section 346 of the Companies Act) will have any interest in the Ordinary Shares.

4.3.2 Immediately following the Demerger, and on Admission, the interests of the Directors and their immediate families (all of which are beneficial unless otherwise stated) in the issued share capital of Fiberweb that (a) are required to be notified by each Director pursuant to section 324 or section 328 of the Companies Act; (b) are required pursuant to section 325 of the Companies Act to be entered into the register referred to therein; or (c) are interests of a connected person (within the meaning of section 346 of the Companies Act) of a Director which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, are, based on their holdings of BBA Ordinary Shares on 27 October 2006 (being the latest practicable date prior to the publication of this document) expected to be as follows:

Director	Number of Ordinary Shares
Malcolm Coster	Nil
Daniel Dayan	Nil
Simon Bowles	Nil
Richard Stillwell	1,250
Peter Hickman	Nil
Brian Taylorson	Nil

None of the Senior Managers holds any BBA Ordinary Shares.

4.3.3 Save as disclosed in paragraph 4.3.2 above, upon Admission no Director will have any interest in any share or loan capital of the Company and there is no person to whom any capital of the Company or any member of the Group is under option or agreed unconditionally to be put under option.

4.3.4 As at the date of this document, no Director has or has had any interest in any transaction which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by any member of the Group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

4.3.5 No Director or Senior Manager has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

4.3.6 The Company is not aware of any person who, following implementation of the Demerger, directly or indirectly, acting, jointly with others or acting alone, exercises or could exercise control over the Company.

4.3.7 None of the Directors had a beneficial interest in any contract to which the Company or its subsidiaries was a party during the financial year.

4.3.8 There are no outstanding loans or guarantees granted or provided by any member of the Company to or for the benefit of any of the Directors.

4.3.9 Based on the interests in BBA of which the Company is aware as at 27 October 2006 (being the latest practicable date prior to the publication of this document) and the anticipated issued share capital of the Company upon Admission (referred to in paragraph 3 above) and assuming the Demerger becomes effective, so far as the Company is aware, no person other

than those listed below are, or will be immediately following the Demerger be directly or indirectly interested in 3% or more of the Ordinary Shares.

Shareholders	Number of Ordinary Shares	% of issued share capital
Aviva plc	15,645,162	3.195%
Barclays Bank PLC	17,990,331	3.674%
Legal & General Group plc	16,337,449	3.336%
Prudential plc	30,129,011	6.152%
Standard Life Investments	26,759,112	5.464%
Tweedy, Browne Company LLC	14,706,955	3.003%

4.3.10 None of the Company's major shareholders will have voting rights different to those of any other holder of Ordinary Shares.

5. BOARD PRACTICES

5.1 Directors' service agreements

The following Directors have entered into service agreements with Fiberweb, the main terms of which are described below:

(a) Daniel Dayan entered into a service contract with Fiberweb dated 27 October 2006. He is the Chief Executive Officer and has a current base salary of £360,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term incentives which take the form of a long-term incentive plan and executive share options, pension and other benefits including sick pay, 25 days' holiday per annum, private medical insurance and other benefits. His executive appointment may be terminated by the Company or Mr Dayan on 12 months' notice.

(b) Simon Bowles entered into a service contract with Fiberweb dated 27 October 2006. He is the Chief Financial Officer and has a current base salary of £200,000. In addition to base salary, the executive remuneration package includes an annual executive bonus scheme, long-term incentives which take the form of a long-term incentive plan and executive share options, pension and other benefits including sick pay, 25 days' holiday per annum, private medical insurance and other benefits. His executive appointment may be terminated by the Company or Mr Bowles on 12 months' notice.

(c) In the case of each of Daniel Dayan and Simon Bowles, their service contract also provides that, in the event of termination by the Company other than for cause, the Company may elect either to make a single payment in lieu of notice (calculated as defined in the relevant service contract and including salary, bonus, benefits and incentive and share award entitlement) or to make that payment in three instalments, one of six months payment in lieu calculated as set out above, the others of three months each. The second and third instalments will be reduced to take account of any alternative employment obtained by Mr. Dayan or Mr. Bowles, as appropriate, prior to their falling due for payment.

(d) The Chairman and each of the other non-executive directors have a written letter of appointment with Fiberweb, terminable by either party with three months' notice or compensation (six months' notice or compensation in the case of the Chairman). Non-Executive Directors are appointed for an initial term of three years from the date of appointment, subject to election by shareholders at the AGM following appointment. Re-appointment for a further term is not automatic but may be made by mutual agreement, subject to continued satisfactory performance.

The Chairman will be entitled to fees at the rate of £110,000 per annum. He has agreed to invest up to £250,000 in the acquisition of Ordinary Shares on the open market within 30 days of the date of the Demerger (the "Original Shares"). Every six months for a period of three years, he will receive additional fees in the form of Ordinary Shares equal to one-sixth of his Original Shares provided that he continues his apppointment as Chairman of the Company and he retains his Original Shares and any Ordinary Shares previously awarded to him. However, the Chairman will be permitted to sell such number of the Original Shares and any additional shares awarded to him as is sufficient to

meet any liability to tax and national insurance contributions on his additional fee shares subject to a maximum of one-sixth of the value of his original investment or the value of the shares awarded for the previous six months, whichever is the greater. If the Chairman's appointment is terminated before the end of the three-year period, he will not be entitled to any Ordinary Shares in respect of any six month anniversary date that falls outside the normal six month notice period.

The mechanics for the delivery of the additional Ordinary Shares to the Chairman have been structured so that every six months the Company will make a market purchase of Ordinary Shares and will deliver such Ordinary Shares to the Chairman in satisfaction of the additional fees to which he has become entitled. The Chairman intends to retain the Original Shares and additional fee shares until the end of his term of office and a successor is appointed.

5.2 Deeds of indemnity

On 19 October 2006, the Company entered into a deed of indemnity with each of the Directors. The terms of each of these deeds are identical and reflect the statutory provisions on indemnities introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004. Under the terms of each deed, Fiberweb undertakes to indemnify the relevant director, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that director's own negligence), suffered or incurred by that director in the course of that director acting as a director or employee of Fiberweb or any member of the Fiberweb group.

5.3 Indemnity deed poll

On 30 October 2006, the Company entered into a deed poll of indemnity in favour of the company secretary and persons discharging managerial responsibility (including Fiberweb's head of treasury, group financial controller, head of legal, US general counsel and head of corporate development) in relation to the Company. Under the terms of the deed poll, Fiberweb undertakes to indemnify the relevant individual, to the fullest extent permitted by law, against any and all liability, howsoever caused (including by that individual's own negligence), suffered or incurred by that individual in the course of that individual acting as an employee of Fiberweb or any member of the Fiberweb group.

5.4 Audit committee

The audit committee is chaired by Peter Hickman and its other members are Richard Stillwell and Brian Taylorson. The audit committee will meet not less than three times a year and meet external auditors at least twice a year. The audit committee is responsible for making recommendations to the Board on the appointment of the external auditors and their remuneration. The committee keeps under review the external auditors' independence. The committee considers the nature, scope and results of the auditors' work and will review (reserving the right to approve) the provision of non-audit services by the external auditors. The committee focuses particularly on compliance with legal and other regulatory requirements, accounting standards and ensuring that an effective system of internal financial and non-financial controls is maintained. The ultimate responsibility for reviewing and approving the annual report and accounts remains with the Board.

5.5 Remuneration Committee

The Remuneration Committee is chaired by Richard Stillwell and its other members are Peter Hickman and Brian Taylorson. The committee will meet not less than three times a year and has responsibility for making recommendations to the Board on the Company's policy on the remuneration of the Executive Directors and other senior executives and for determining, within agreed terms of reference, specific remuneration packages for each of the Executive Directors, including pension rights, any compensation payments and the implementation of executive incentive schemes. No Director may participate in the discussion relating to their own terms and conditions of services or remuneration.

5.6 Nominations committee

The nominations committee will be chaired by Malcolm Coster and its other members will be Daniel Dayan, Richard Stillwell and Peter Hickman. The Committee will meet as required and have responsibility for identifying and nominating candidates for Board vacancies and making recommendations to the Board in relation to the appointment of the Company's executive and

non-executive directors. The Chairman may not participate in any discussion relating to the appointment of a successor to the chairmanship of the Company.

5.7 Corporate governance

The Directors are committed to the highest standards of corporate governance and consider that the Company complies with the Combined Code and best practice on all corporate governance matters.

6. SHARE OPTIONS

6.1 As at 27 October 2006, the last practicable date prior to the publication of this document, no Director had any options over BBA Ordinary Shares granted under the BBA Share Schemes.

6.2 The following is a summary of the effect of the Demerger on the treatment of existing options and/or awards held by Fiberweb employees under BBA Share Schemes after the Demerger.

6.2.1 The BBA Group 1994 and 2004 Savings-Related Share Option Schemes

For the purposes of the tax legislation under which these schemes are approved, Fiberweb and BBA will continue to be associated companies for so long as at least 50% of the shares of each company are owned by the same shareholders. During this period, Fiberweb employees can continue to participate in the schemes in relation to their existing options in the normal way. Once the companies cease to be associated, Fiberweb employees will have six months in which to exercise their options to the extent of the amounts then repayable under their savings contracts, following which their options will lapse.

As it may be difficult to establish exactly when, if ever, the two companies will cease to be associated, consideration is currently being given to offering Fiberweb employees the opportunity to receive a cash sum in consideration for the release of those options which would otherwise mature on 1 December 2008 or on 1 December 2010, based on the value of the options at the time of Demerger.

6.2.2 The BBA Group 1994 Executive Share Option Scheme

Vested options will continue to be exercisable for a period of six months after the Demerger, following which they will lapse.

The performance conditions applying to any unvested options will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

6.2.3 The BBA Group 1995 Executive Share Appreciation Rights Plan

All awards have vested but not all awards have been exercised. The awards may remain exercisable until the 10th anniversary of their date of grant. However, the awards will lapse (if unexercised) two years after the date on which the shareholders of BBA and Fiberweb differ by more than 50%.

6.2.4 The BBA Group 2004 Long Term Incentive Plan

(i) 2005 Conditional Share Awards

Awards will vest on the Demerger subject to a pro rata reduction (on a time-elapsed basis) and the performance conditions (measured as at the date of the Demerger). To the extent that awards vest, shares will be released to participants as soon as practical after the Demerger.

(ii) 2005 Purchased and Matching Share Awards (Deferred Bonus)

Purchased shares, which are beneficially owned by the participants, will be released as soon as practical following the Demerger. Matching shares will be pro-rated on a time-elapsed basis, will vest and be released as soon as practical following the Demerger.

(iii) 2005 Options

The performance conditions applying to any unvested options will be measured at the time of the Demerger. To the extent to which they vest according to those conditions, they will be subject to a pro rata reduction (on a time-elapsed basis) and will be exercisable for a period of six months after the Demerger, following which they will lapse.

7. EMPLOYEE SHARE SCHEMES

7.1 Introduction

Subject to the approval of BBA Shareholders, to be sought at the EGM, Fiberweb has established the following employee share schemes (the "Plans"). The Board also has authority to establish separate schemes for employees working overseas subject to certain limitations including that such schemes must operate within the limits on the number of Ordinary Shares that can be made available under the Plans and that such schemes must, so far as possible, ensure that the benefits made available to participants are no greater than those available under the Plans.

7.2 Provisions which are common to the all of the Plans

7.2.1 *Plan limits*

The Plans will be subject to the following limits:

(i) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Plans may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the then issued ordinary share capital of the Company; and

(ii) on any date, the aggregate nominal amount of Ordinary Shares that may be allocated under the Plans (other than the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme) may not, when added to the nominal amount of Ordinary Shares allocated in the previous 10 years under those Plans and any other employee share scheme of the Group established for the benefit of selected employees, exceed 5% of the then issued ordinary share capital of the Company.

For these purposes, Ordinary Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of Ordinary Shares which are acquired by purchase in the market (rather than by subscription or from treasury). No account is taken of Ordinary Shares which an employee purchases at market value using his own funds.

No options or awards may be granted under any of the Plans (other than the Fiberweb Savings-Related Share Option Scheme and the Fiberweb Share Incentive Plan) after 15 November 2016.

7.2.2 *Listing*

Application will be made for admission to the Official List of Ordinary Shares issued under the Plans and for permission to trade in those Ordinary Shares. Ordinary Shares issued under the Plans will rank equally in all respects with existing Ordinary Shares except for rights attaching to Ordinary Shares by reference to a record date prior to the date of allotment. The Company will at all times keep available sufficient authorised and unissued share capital to satisfy outstanding options to subscribe Ordinary Shares.

7.2.3 *Variation of capital*

In the event of a variation in the share capital of the Company or in such other circumstances as the Board or, as the case may be, the Remuneration Committee considers appropriate, it may adjust options and awards in such manner as it determines to be appropriate.

7.2.4 *Benefits non-pensionable*

Benefits under the Plans will not form part of a participant's remuneration for pension purposes.

7.2.5 *Amendments*

The Board or, as the case may be, the Remuneration Committee may make amendments to the Plans to take account of changes to any applicable legislation. The Board, or as the case may be, the Remuneration Committee may also make amendments to the Plans and to any option or award to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group including, if appropriate, setting up separate sub-plans.

Except as described above or for amendments designed to ease the administration of the Plans, to obtain or retain (where appropriate) approval of the Plans under the ITEPA or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made to those provisions dealing with eligibility, individual or plan limits, the terms of options or awards, the adjustment of options or awards or the power of amendment without the prior approval of the Company in general meeting.

7.3 The Fiberweb Deferred Share Matching Plan (the "Share Matching Plan")

7.3.1 *Administration*

The Share Matching Plan will be administered by the Remuneration Committee.

7.3.2 *The sub-plans*

The Share Matching Plan is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

7.3.3 *Eligibility*

Participants in the Share Matching Plan will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors) of the Group.

7.3.4 *Participation*

The Share Matching Plan will be operated in conjunction with the Company's annual bonus scheme. The bonuses payable under the scheme are subject to the achievement of performance measures set from year to year. Performance measures are normally related to the achievement of corporate or business unit objectives but may in addition be related to personal objectives as well.

Eligible employees will be invited to apply part of their bonus in buying Ordinary Shares. The maximum that may be invested each year will be determined by the Remuneration Committee but it may not exceed 50% of the employee's bonus (net of tax and other withholdings).

If the employee agrees to hold these Ordinary Shares (the "Deposited Shares") for a period of three years, he will be granted an award over additional Ordinary Shares. The Committee may allow an employee to buy the Deposited Shares on behalf of his spouse or civil partner or a trust of which he, his spouse or civil partner or children are beneficiaries.

7.3.5 *Awards*

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Ordinary Shares;

(ii) a restricted award under which the Ordinary Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by the Company but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

7.3.6 *Timing*

Awards may be granted in the six weeks following the announcement of the results of the Company for any period and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.3.7 *Individual limit*

Each award will be over such number of Ordinary Shares as has a market value equal to the gross bonus used to buy the Deposited Shares. For these purposes, the market value of the Ordinary Share is the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Remuneration Committee to reflect the dividends paid on the vested Ordinary Shares during the period starting either with the date of grant or, if the Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the Remuneration Committee may decide, either by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Ordinary Shares or by assuming that the dividends (and associated tax credits) have been reinvested in purchasing additional Ordinary Shares on each dividend payment date.

7.3.8 *Performance targets*

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

7.3.9 *Initial operation of the Share Matching Plan*

It is currently intended that up to 100 senior executives will be invited to apply up to 50% of their net bonus for the year ended 31 December 2006 in buying Ordinary Shares in return for which they will be granted an award over shares with a market value (determined as mentioned above) equal to the gross bonus. It is currently intended that the award will be subject to a performance target based on return on invested capital measured over the three financial years ending 31 December 2009; the exact target will be disclosed to shareholders prior to the grant of the awards.

7.3.10 *Vesting of awards*

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to him automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later, the date of exercise. At the option of the Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Ordinary Shares of an equivalent value.

If a participant does not retain his Deposited Shares until the release date of the related award, his award will lapse unless and to the extent that the Committee decides otherwise. A participant's Deposited Shares will cease to be subject to restrictions on the release date whether or not the related award vests.

7.3.11 *Termination of employment*

The following rules will apply if a participant ceases to be employed within the Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the number of shares subject to the award will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide;

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in the same way as in (ii) above;

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse; and

(v) a participant's Deposited Shares will cease to be subject to restrictions either when the related award vests or lapses.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.3.12 *Change of control*

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the release date, the performance target will be measured over the shorter period ending with the date of the relevant event (or to such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time (rounded up to the next half year of the performance period) elapsed since the beginning of the performance period or the date of grant. In these events, the participant's Deposited Shares will cease to be subject to restrictions.

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

7.4 The Fiberweb Long-term Incentive Plan (the "LTIP")

7.4.1 *Administration*

The LTIP will be administered by the Remuneration Committee.

7.4.2 *The sub-plans*

The LTIP is divided into two sub-plans one of which is designed to take advantage of favourable tax arrangements for participants in France and one of which is for the remainder of the participants.

7.4.3 *Eligibility*

Participants in the LTIP will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors) of the Group.

7.4.4 *Awards*

Awards may take one of three forms:

(i) a conditional award, which is a deferred right to receive or acquire Ordinary Shares;

(ii) a restricted award under which the Ordinary Shares are transferred to the participant but on terms that they may be forfeited; and

(iii) a phantom award, which is a promise to pay a cash bonus linked to the value of a number of Ordinary Shares and which otherwise mirrors the terms of a conditional award.

Awards will normally be granted by the Company but may be granted by the trustees of an employee benefit trust. Awards may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Awards will be personal to the participant and may not be transferred. No payment will be required for the grant of an award.

7.4.5 *Timing*

First grant of awards will be made in the six weeks following Admission. Thereafter, awards may be granted in the six weeks following the announcement of the results of the Company for any period, when or shortly after an individual first becomes eligible to receive an award or is promoted and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.4.6 *Individual limit*

The maximum number of Ordinary Shares over which awards may be granted to an employee in the same financial year of the Company will normally be limited to Ordinary Shares having a market value not exceeding 100% of his annual pay; in exceptional circumstances (including the first grant at the time of the Admission), the Remuneration Committee may increase this to 200%. For these purposes, the market value of an Ordinary Share is the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of the award.

Other than in exceptional circumstances, an employee may not receive both an award under the LTIP and an option under the ESOP in the same calendar year.

Each award (to the extent that it vests according to the performance targets) may be adjusted at the discretion of the Remuneration Committee to reflect the dividends paid on the vested Ordinary Shares during the period starting either with the date of grant or, if the Remuneration Committee so decides, with the start of the performance period and ending with the date on which the shares are transferred to the participant. The adjustment will be made, as the Remuneration Committee may decide, by paying an amount equal to the dividends (and the associated tax credits) paid on the vested Ordinary Shares or delivering shares with an equivalent value or by assuming that those dividends have been reinvested in purchasing additional Ordinary Shares on each dividend payment date.

7.4.7 *Performance targets*

Awards will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years (or in the case of some of the awards granted at the time of the Demerger, not less than two years). The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the award was granted.

7.4.8 *Initial operation of the LTIP*

Following the Demerger it is proposed to make "normal" awards with a value of up to 80% of base salary to certain senior executives (approximately 30 in number). These "normal" awards will vest not earlier than three years after grant, subject to the achievement of the performance conditions described below.

No long term incentive awards have been made to BBA (and as a consequence, Fiberweb) executives in the 2006 financial year, due to the ongoing Demerger process. In order to facilitate the transition into the new arrangements and to provide an incentive to deliver strong performance during the critical period immediately post-Demerger, it is proposed to make further one-off "top-up Demerger" awards following the Demerger to the same selected executives who will receive "normal" awards plus an additional group of around 70 senior managers. These "top-up Demerger" awards will have a value equivalent to the "normal" awards granted to the relevant executives, with lower award levels to the additional group of 70. It is proposed that the "top-up Demerger" awards will vest following the announcement of the Company's results for the year ending 31 December 2008 subject to the performance conditions described below being met (i.e. broadly at the time at which awards made under normal circumstances in 2006 would have vested).

The initial "normal" and "top-up demerger" awards will be subject to both total shareholder return ("TSR") and earnings per share ("EPS") targets. One half of each award will be based the Company's TSR performance against the constituents of the FTSE SmallCap index (excluding Investment Trusts). The remaining half of each award will be subject to a sliding scale of real EPS growth targets. The performance conditions for the initial "normal" awards will be measured over three-year periods. The performance conditions for the "top-up Demerger" awards will be measured over two-year periods.

More particularly, awards will vest as follows:

Initial "normal" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a three-year performance period commencing on the date of grant*, with full vesting at upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over a three-year performance period of RPI plus 25%, with full vesting for RPI plus 35%**.

* The Company's "base" TSR will be calculated over the first 30 days post-Demerger.

** "base year" EPS for these purposes is the Company's adjusted EPS for the financial year ending 31/12/06.

"Top-up Demerger" award

Performance condition	Proportion of award subject to relevant performance condition	How award vests
Total Shareholder Return	50%	30% of *this portion* of the award vests at the median versus the FTSE SmallCap (excluding Investment Trusts) over a two-year performance period commencing on the date of grant*, with full vesting at the upper quartile.
Earnings per Share	50%	30% of *this portion* of the award vests for annual average adjusted EPS growth over the two-year performance period of RPI plus 30%, with full vesting for RPI plus 50% (thereby reflecting the more pronounced EPS growth that is expected in the first two years post-demerger)**.

* The Company's "base" TSR will be calculated over the first 30 days post-Demerger.

** "base year" EPS for these purposes is the Company's adjusted EPS for the financial year ending 31/12/06.

Sliding scale straight-line vesting will occur for performance between the relevant threshold and maximum targets.

The FTSE SmallCap has been chosen for the TSR element of awards in the absence of a sufficient number of listed companies that are direct business competitors to the Company.

7.4.9 *Vesting of awards*

A participant's award will vest, if at all, in accordance with the terms of the performance target and, in the case of a conditional award without an exercise period, the vested shares will be released to the participant automatically within 30 days of the release date. The release date is the later of the third anniversary (or such later anniversary as may have been specified at the time of grant) of grant and the date on which the Remuneration Committee certifies whether or not the performance target has been met.

Where the award has an exercise period, it may be exercised during such period as the Remuneration Committee may have determined at the time of grant, such period to start not earlier than the third anniversary of grant and to end not later than the tenth anniversary of grant.

In the case of restricted awards, the vested shares will cease to be subject to restrictions on the release date.

Where the award is a phantom award, the participant will be entitled to a cash bonus of an amount equal to the market value of the vested shares on the release date or, if later the date of exercise. At the option of the Remuneration Committee, some or all of that bonus may be satisfied by the transfer of Ordinary Shares of an equivalent value.

7.4.10 *Termination of employment*

The following rules will apply if a participant ceases to be employed within the Group:

(i) if the participant leaves for any reason (other than one justifying his summary dismissal) and he holds a vested award, it will not lapse but must be exercised, if at all, within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the participant's employment ends and the release date;

(ii) if a participant leaves for a permitted reason holding an unvested award, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the award will be reduced having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year

of the performance period in the case of the "top-up Demerger awards". Where an award vests in such circumstances and the award is one which can be exercised, it may be exercised within 12 months (or within such shorter period as the Remuneration Committee may decide) of the later of the date on which the award vests (if the performance period ends early) and the release date. If the award is not exercisable, the vested shares will be released automatically. A permitted reason is ill-health, injury, disability, retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide;

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in the same way as in (ii) above; and

(iv) if a participant leaves for any reason other than a permitted reason or death holding an unvested award, his award will lapse.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.4.11 *Change of control*

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the release date, the performance target will be measured over the period to the date of the relevant event (or to such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time elapsed since the beginning of the performance period or the date of grant; the time elapsed will be rounded up to the next half-year of the performance period in the case of normal awards and to the next whole year of the performance period in respect of the "top-up Demerger awards".

In the event of a change of control, participants may surrender their awards in return for substitute awards over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Remuneration Committee may require participants to surrender their unvested awards for substitute awards.

7.5 The Fiberweb Executive Share Option Plan (the "ESOP")

7.5.1 *Administration*

The ESOP will be administered by the Remuneration Committee.

7.5.2 *The sub-plans*

The ESOP is divided into a number of sub-plans as follows:

(i) a share option plan which has been designed to qualify for approval under the ITEPA;

(ii) a share option Plan which is not so designed and which therefore allows options to be granted above the limit required by the ITEPA;

(iii) a share option plan which has been designed to permit the grant of tax-favoured options in the USA;

(iv) a share option plan which has been designed to permit the grant of tax-favoured options in France; and

(v) a share appreciation rights plan under which participants are entitled to a cash payment calculated by reference to the value of Ordinary Shares. For the purposes of the limits on an individual's participation, such rights will be treated as options.

The Remuneration Committee may set up further sub-plans, including ones for employees working overseas.

7.5.3 *Eligibility*

Participants in the ESOP will be selected by the Remuneration Committee. Participants will be limited to employees (including executive directors of the Group).

7.5.4 *Options*

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options may be granted either by the Company or by the trustees of an employee benefit trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

7.5.5 *Timing*

Options may be granted in the six weeks following the announcement of the results of the Company for any period, when or shortly after an individual first becomes eligible to participate in the ESOP or is promoted and at other times when the Remuneration Committee considers that exceptional circumstances exist.

7.5.6 *Exercise price*

The exercise price may not be less than an amount equal to the arithmetic average of the closing middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for the five dealing days immediately preceding the date of grant or, where options are granted pursuant to an invitation, the date of the invitation.

7.5.7 *Individual limit*

The maximum number of Ordinary Shares over which options may be granted to an employee in the same financial year of the Company will normally be limited so that the aggregate cost of exercise does not exceed 150% of his annual pay. In exceptional circumstances, the Remuneration Committee may increase this limit to 200%.

Otherwise than in exceptional circumstances, an employee may not receive both an option under the ESOP and an award under the LTIP in the same calendar year.

7.5.8 *Performance targets*

Options will be subject to one or more performance targets which, in normal circumstances, will be measured over a period of not less than three years. The targets will be measured on one occasion only; there will be no re-testing.

The Remuneration Committee may change a performance target from time to time if events happen which make it fair and reasonable to do so but not so as to make the performance target, in the opinion of the Remuneration Committee, materially easier or more difficult to satisfy than it was when the option was granted.

7.5.9 *Exercise of options*

Options will normally be exercisable in whole or in part during such period as the Remuneration Committee may have determined at the date of grant. Such period may not start earlier than the third anniversary of, nor end later than the 10th anniversary of, the date of grant. Options may normally only be exercised if and to the extent that they have vested (that is, the performance target has been met).

7.5.10 *Termination of employment*

The following rules will apply if a participant ceases to be employed within the Group:

(i) if a participant ceases to be employed within the Group for any reason (except one justifying summary dismissal), he may exercise any vested option, if at all, in the 12 months (or within

such shorter period as the Remuneration Committee may decide) following the later of the date on which his employment ends and the third anniversary of grant;

(ii) if a participant leaves for a permitted reason holding an unvested option, the performance target will be measured (as the Remuneration Committee may decide) either over the normal period or over a shorter period. Unless the Remuneration Committee decides otherwise, the option will be reduced having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant. A permitted reason is ill-health, injury, disability or retirement at or after normal retirement age, the transfer outside the Group of the company or business in which the participant works and such other reasons as the Remuneration Committee may decide. Where an option becomes exercisable in these circumstances, it may be exercised within such period as the Remuneration Committee may decide. That period may not exceed 12 months following the date on which the option vests (in any case where the performance period is shortened) and the third anniversary of grant (in any other case);

(iii) if a participant dies, the Remuneration Committee may either decide that the award will vest in full or that the award will be treated in same way as in (ii) above; and

(iv) if a participant leaves for any other reason other than a permitted reason holding an unvested option, his option will lapse.

The Remuneration Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

7.5.11 *Change of control*

In the event of a change of control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company before the start of the exercise period, the performance target will be measured over the period to the date of the relevant event (or such other convenient date as the Remuneration Committee may decide). Unless the Remuneration Committee decides otherwise, the number of Ordinary Shares that vest will be pro-rated having regard to the time (rounded up to the next half-year of the performance period) elapsed since the beginning of the performance period or the date of grant.

In the event of a change of control, participants may surrender their options in return for substitute options over shares in the acquiring company. If, immediately following the change of control, not less than 75% of the shareholders of the acquiring company are the same as the shareholders in the Company immediately before the change of control, the Committee may decide that unvested options may not be exercised.

7.6 The Fiberweb Savings-Related Share Option Scheme (the "SAYE Scheme")

7.6.1 *Administration*

The SAYE Scheme will be administered by the Board.

7.6.2 *Eligibility*

All UK resident employees (including executive directors working 25 hours or more per week) of the Company, or any subsidiary nominated to join in the SAYE Scheme, who have met the qualifying period of employment (if any) set by the Board will be eligible to participate in any invitation. The qualifying period of employment may not be more than five years of continuous service. The Board has the discretion to invite other employees of the Group to participate.

7.6.3 *Options*

Options will entitle the holder to acquire Ordinary Shares. Options may be satisfied by the issue of new Ordinary Shares, the transfer of Ordinary Shares held in treasury or the purchase of Ordinary Shares in the market.

Options may be granted either by the Company or by the trustees of an employee trust.

Options will be personal to the participant and may not be transferred. No payment will be required for the grant of an option.

7.6.4 *Timing*

Invitations to apply for options may be issued in the period beginning three weeks before and ending six weeks after the announcement of the results of the Company for any period and at other times when the Committee considers that exceptional circumstances exist.

7.6.5 *Exercise price*

The exercise price may not be less than an amount equal to 80% of the arithmetic average of the middle-market quotations of an Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, for such five consecutive dealing days as the Board may select in the thirty day period immediately preceding the date of grant.

7.6.6 *Savings contract*

As a condition of the grant of an option, an eligible employee must agree to enter into an HM Treasury approved savings contract with a bank or building society under which the employee agrees to pay monthly contributions over a three or five year period and on the maturity of which a tax-free bonus is payable. The aggregate maximum monthly contribution payable by an employee under all savings contracts linked to the SAYE Scheme may not exceed such sum as the Board may determine, being not more than the amount from time to time be permitted by the ITEPA (currently £250).

7.6.7 *Individual limit*

An option will be over such number of Ordinary Shares as has an aggregate exercise price that is as nearly as possible equal to, but not in excess of, the amount repayable under the relevant savings contract at its maturity.

7.6.8 *Exercise of options*

Options will normally be exercisable in whole or in part during the period of six months starting on the bonus date of the related savings contract; this will be the third, fifth or seventh anniversary of the starting date of the savings contract and will depend (where the Board offers a choice) upon the election made by the participant at the time of grant.

A participant may also exercise his options within six months of reaching age 60 or the age at which he is bound to retire in accordance with his terms of employment.

Whenever an option is exercised, it may only be exercised to the extent of the amounts then repayable under the related savings contract (including any interest or bonus).

7.6.9 *Termination of employment*

If the participant dies, his personal representatives may exercise his options in the 12 months following his death or, if earlier, the bonus date of the related savings contract. If a participant ceases to be employed within the Group for a permitted reason, the participant may exercise his options in the six months following the termination of his employment. A permitted reason is injury, disability, redundancy, retirement at age 60 or at the age at which the participant is bound to retire in accordance with his terms of employment, the sale outside the Group of the company or business in which the participant works or, in the case of any option which the participant has held for at least three years, any other reason except misconduct or impropriety on his part. If a participant ceases to be employed for any other reason, his option will lapse.

7.6.10 *Change of control*

The exercise of options will also be permitted in the event of a change in control, a scheme of arrangement under section 425 of the Companies Act or a winding up of the Company. In the event of a change in control, participants may surrender their options in return for substitute options over shares in the acquiring company.

7.7 The Fiberweb Share Incentive Plan (the "SIP")

7.7.1 *Constitution*

The SIP will be constituted by a trust deed. The initial trustees have not yet been determined. Trustees who are otherwise eligible to do so will be permitted to participate in the SIP. Save to the extent required by the terms of the trust deed, the SIP will be administered by the Board.

7.7.2 *Operation of the SIP*

On any occasion on which the Board decides to operate the SIP, it may do so on one or more of the following bases:

(i) as a Free Plan;

(ii) as a Partnership Plan; and

(iii) as a Matching Plan.

7.7.3 *Free Plan*

The employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares which will then be allocated to the eligible employees. The maximum individual allocation of Ordinary Shares under the Free Plan ("Free Shares") in any tax year will be the limit from time to time specified by the ITEPA (currently, £3,000).

Any allocation of Free Shares must be made on similar terms; however, the allocation can be linked to such individual, team, divisional or corporate performance as the Board may decide. The performance targets set for each unit must be broadly comparable and must not contain any features which have the effect of concentrating the awards on directors or higher-paid employees.

Free Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Board may decide. If a participant ceases to be employed by the Group before the end of this period, his Free Shares must be withdrawn from the trust. If the shares are withdrawn from the trust before the end of the five year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Board may decide) otherwise than in certain specified circumstances such as redundancy or disability, the Board may provide that his Free Shares will be forfeited.

7.7.4 *Partnership Plan*

Under the Partnership Plan, an eligible employee may enter into an agreement with the Company to allocate part of his pre-tax salary each year to acquire Ordinary Shares ("Partnership Shares"). The maximum allocation may not exceed that from time to time permitted by the ITEPA (currently, £1,500 of, if lower, 10% of salary). The agreement may either provide for the Partnership Shares to be bought within 30 days of the day on which the deduction is made or for the deductions to be accumulated for a period (not exceeding 12 months) and for the Partnership Shares to be bought within 30 days of the end of that period.

A participant may withdraw his Partnership Shares at any time and must do so on ceasing to be employed within the Group but, if he does so before the Partnership Shares have been held in the trust for five years, he may incur an income tax and national insurance liability.

7.7.5 *Matching Plan*

If the Board decides to operate the Partnership Plan in any period, it may also decide to operate the Matching Plan in the same period. Under the Matching Plan, the employing companies will provide the trustees with funds to enable them to subscribe for and/or purchase Ordinary Shares ("Matching Shares") which will then be allocated to the eligible employees up to the maximum ratio from time to time permitted by the ITEPA (currently 2:1).

Matching Shares must be held by the trustees for a minimum period of three years or for such longer period not exceeding five years as the Board may decide. If a participant ceases to be employed within the Group before the end of this period, his Matching Shares must be withdrawn

from the trust. If the shares are withdrawn from the trust before the end of the five-year period, the participant may incur an income tax and national insurance liability.

If the participant ceases to be employed within the minimum three-year period (or within such shorter period as the Board may decide) other than for a specified reason such as redundancy or disability or withdraws his Partnership Shares from the trust before the end of the minimum three-year period, the Board may provide that his Matching Shares will be forfeited.

7.7.6 *Eligibility*

All UK resident employees of the Company and its participating subsidiaries who have not less than 18 months' continuous service or, for Partnership or Matching Shares where there is an accumulation period, six months' continuous service (or, in each case, such shorter period, if any, as the Board may decide) must be eligible to participate in the SIP. Other employees may be eligible to participate in the SIP at the Board's discretion.

7.7.7 *Subscription price*

The subscription price of any Free or Matching Shares issued will be determined by the Board. The subscription price for Partnership Shares will be the market value at the date of subscription or, if there is an accumulation period, the market value at the start of that period if lower.

7.7.8 *Dividends*

The Board may provide that any dividends paid on the Free, Partnership or Matching Shares will either be paid to the participants or re-invested in the purchase of additional Ordinary Shares to be held in the SIP for a period of three years.

7.7.9 *Voting rights*

The Board may provide that the voting rights attributable to the Ordinary Shares of a participant may not be exercised whilst the Ordinary Shares are held in the trust. Alternatively, the participant may be allowed to direct the trustees how to exercise those voting rights. The trustees will not, however, exercise the voting rights attributable to the Ordinary Shares held in the trust except in accordance with the participant's instructions.

7.7.10 *Change of control, reorganisations etc*

In the event of a general offer being made to the shareholders or a rights or capitalisation issue, participants will be able to direct the trustees how to act on their behalf.

7.8 The employee trust

The Plans may be operated in conjunction with one or more employee benefit trusts. Each such trust will be a general discretionary trust whose beneficiaries will include employees of the group and their dependants.

The principal purpose of a trust will be to encourage and facilitate the holding of Ordinary Shares by or for the benefit of employees of the Group. This will be achieved by the trust acquiring Ordinary Shares and distributing them in accordance with the employee share schemes of the Group.

A trust may acquire Ordinary Shares by purchase or, subject to the limits mentioned above, by subscription at a price not less than the nominal value of an Ordinary Share. The funds for the acquisition of Ordinary Shares may be provided by loans and/or contributions by the Company and other members of the Group. Alternatively, funds may be obtained from third party sources and guaranteed by the Company and/or other Group companies.

No Ordinary Shares will be acquired by a trust if to do so would cause the trust or trusts to control more than 5% of the issued ordinary share capital of the Company. For this purpose, any Ordinary Shares which a trust holds as nominee for another person shall be ignored.

8. RETIREMENT BENEFIT ARRANGEMENTS

8.1 UK arrangements

BBA operates two principal pension schemes in the UK: the BBA Income and Protection Plan (the "IPP") and the BBA Group Stakeholder Pension Plan (the "SPP", together with the IPP, the "UK Schemes"). The IPP is a defined benefit occupational scheme and is also used to provide life assurance benefits to employees, including to members of the SPP. The IPP was closed to new members from 1 April 2002.

It is intended that following the Demerger, the BBA Group and the Fiberweb Group will have separate pension arrangements.

Consequently, Fiberweb has established a new pension scheme (the "Fiberweb Scheme"), to take effect from the date of Demerger. The Fiberweb Scheme is a defined contribution stakeholder scheme and provides for an equivalent level of employer and employee contributions to those which apply under the SPP immediately prior to Demerger. Life assurance will be provided separately to eligible employees (at the same levels that currently apply) under a newly established policy of insurance for the Fiberweb Group.

There are approximately 68 current serving employees who are currently active members of the UK Schemes and who will be employed within the Fiberweb Group after the Demerger. They will be offered membership of the Fiberweb Scheme from the date of the Demerger; however, their accrued benefits will remain in the UK Schemes unless and until they retire or make a valid transfer request.

The cessation of participation at Demerger of Terram Limited, a Fiberweb Group company, in the IPP will trigger a statutory debt on Terram Limited under the provisions of the Pensions Act 1995. This debt was estimated as at 30 June 2006 to be approximately £11.5 million. BBA has agreed to make a cash contribution to the IPP of up to £12 million (less any amounts paid by Terram Limited) in connection with this debt, and also to enable the IPP trustee to pursue its medium term objective of strengthening the IPP's funding target and adopting a more conservative investment strategy. Subject to this payment and the satisfaction of certain other conditions, the Trustee of the IPP has confirmed it will not take any action against BBA or any Fiberweb entity in connection with the Demerger.

On this basis, the Pensions Regulator has also confirmed that: (i) it will not seek to impose any liability in respect of the IPP on any Fiberweb entity post-Demerger; and (ii) it will not issue a contribution notice on any retained BBA Group entity as a consequence of the Demerger or the dividend in specie by which the Demerger will be effected.

8.2 US arrangements

Fiberweb Group companies based in the United States offer a number of pension schemes to their employees. These include the Amended and Restated BBA Nonwovens Simpsonville, Inc. Retirement Plan (the "Simpsonville Plan") and the BBA Nonwovens Washougal Retirement Plan for Hourly Employees (the "Washougal Plan").

The Simpsonville Plan, which is sponsored by BBA Nonwovens Simpsonville, Inc., is closed to new participants and the benefit of existing participants is fixed. The Simpsonville Plan has US$42 million in funds under investment and as at 30 June 2006 it had a deficit of US$13,439,000. On an actuarial basis the funds under investment are not sufficient to meet the Pension Benefit Guaranty Corporation standard of 80% of projected funding needs. Accordingly, additional funding contributions are made each calendar quarter in line with regulatory guidance, currently approximately US$1 million per quarter. The actuarial assumptions which have been applied to determine the value of funds under investment in, and the deficit of, the Simpsonville Plan is set out at note 19 to the Accountant's Report on Fiberweb for the six months ended 30 June 2006 in Section 1 Part 8 (Financial information). There are no regulatory or compliance issues with the Simpsonville Plan.

The Washougal Plan, which is sponsored by BBA Nonwovens Washougal, Inc., is an active defined benefit plan—additional union employees can join and future service rendered is considered in determining the value of individual benefits. The Washougal Plan has US$11.4 million in funds under investment and as at 30 June 2006 it had a deficit of US$3,895,000. On an actuarial basis the funds under investment are not sufficient to meet the Pension Benefit Guaranty Corporation standard of 80% of projected funding needs. Accordingly, additional funding contributions are made each calendar quarter in line with regulatory guidance, currently approximately US$250,000 per quarter. The actuarial assumptions which have been applied to determine the value of funds under investment in, and the deficit of, the Washougal Plan is set out at note 19 to the Accountant's Report on Fiberweb for the six months ended 30 June 2006 in Section 1 of Part 8 (Financial information). There are no regulatory or compliance issues with the Washougal Plan.

There are no other defined benefit plans offered in the United States.

9. MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY

The Memorandum and Articles of Association contain (amongst others) provisions to the following effect:

9.1 Objects of the Company

The Company's principal objects are to carry on business as a general commercial company and to carry on any trade or business whatsoever. The objects of the Company are set out in full in clause 4 of the Memorandum of Association which is available for inspection at the address specified in paragraph 25 below.

9.2 Directors

9.2.1 Appointment of Directors

Directors may be appointed by ordinary resolution or by the Board. A Director appointed by the Board holds office only until the next following annual general meeting of the Company and is then eligible for election by shareholders. Unless otherwise determined by ordinary resolution of the Company, the Directors shall be not less than two nor more than ten in number.

9.2.2 Retirement of Directors

At every annual general meeting a minimum of one-third of the Directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. Each Director must retire from office at the third annual general meeting of the Company after the annual general meeting in which he was elected. A retiring Director is eligible for re-election. Any Director who is over 70 or who has held office with the Company (other than employment or executive office) for a continuous period of 9 years or more, must retire at the next annual general meeting and shall not be taken into account when determining the number of Directors to retire by rotation.

9.2.3 Removal of Directors by special resolution

The Company may by special resolution remove any Director before the expiration of his period of office.

9.2.4 Remuneration and indemnification of Directors

Each of the Directors shall be paid a fee determined by the Board, but the aggregate of all such fees so paid to the Directors shall not exceed £5,000,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the Company. Any Director who performs services which in the opinion of the Board or any committee go beyond the ordinary duties of a director may be paid such extra remuneration as the Board may decide. Each Director shall be paid all expenses properly and reasonably incurred by him in the conduct of the Company's business or in the discharge of his duties as a director. The Company may also fund a Director's expenditure on defending proceedings or in connection with any application under the Companies Act and may do anything to enable a Director to avoid incurring such expenditure, all as provided in the Companies Act. Subject to the provisions of the Companies Act, the Company may indemnify any director or

former director of the Company or any other Company in the Fiberweb Group against any liability and may maintain insurance for any such director or former director against such liability.

9.2.5 Power to award pensions

The Directors may exercise the powers of the Company to give or award pensions, annuities, gratuities and superannuation or other allowances or benefits to any persons who are or have at any time been directors of or employed by or in the service of the Company or any of its subsidiaries, or the relatives or dependants of such person.

9.2.6 Permitted interests of Directors and voting

(i) No Director shall be prohibited by his office from contracting with the Company, nor shall any contract in which any Director is in any way interested be liable to be avoided, nor shall any Director who is so interested be liable to account to the Company or the members for any remuneration, profit or other benefit realised by the contract by reason of the Director holding that office or of the fiduciary relationship thereby established.

(ii) A Director may hold any other office or place of profit with the Company (except that of auditor) in conjunction with his office of Director for such period (subject to the provisions of the Companies Act) and upon such other terms as the Board may decide, and may be paid such extra remuneration for so doing as the Board or any committee authorised by the Board may decide.

(iii) A Director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the Company or in which the Company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. The Board may also cause any voting power conferred by the shares in any other company held or owned by the Company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the Directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. A Director may also vote on and be counted in the quorum in relation to any of such matters.

(iv) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(v) A Director shall not vote on or be counted in the quorum in relation to any resolution of the Board concerning his own appointment, or the terms or the termination of his own appointment.

(vi) A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:

(a) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings;

(b) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(c) the giving to him of any other indemnity where all other Directors are being offered indemnities on substantially the same terms;

(d) the funding by the Company of his expenditure on defending proceedings or the doing by the Company of anything to enable him to avoid incurring such expenditure where all other Directors are being offered substantially the same arrangements;

(e) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the Director is to participate;

(f) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the Company or by reason of any other interest in or through the company;

(g) any contract concerning any other company (not being a company in which the Director owns 1% or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise;

(h) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the Company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(i) any contract for the benefit of employees of the Company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; or

(j) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any Director or Directors or for, or for the benefit of, persons who include Directors.

(vii) A company shall be deemed to be one in which a Director owns 1% or more if he, taken together with any person connected with him, is to his knowledge the holder of or beneficially interested in 1% or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company.

(viii) Where a company in which a Director owns 1% or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(ix) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director or as to the entitlement of any Director to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the Director concerned shall be conclusive except in a case where the nature or extent of his interest has not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board.

(x) A Director who to his knowledge is in any way interested in a contract with the company shall declare the nature of his interest at the meeting of the Board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the Board after he knows that he is or has become so interested.

(xi) References in the Articles to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

9.2.7 Allotment of shares

Subject to the provisions of the Companies Act, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the Board which may offer, allot, grant options over or otherwise deal with or dispose of them to such persons, at such times and for such consideration and upon such terms as the Board may decide.

9.2.8 Borrowing powers

The business of the Company will be managed by the Directors who may exercise all the powers of the Company, whether relating to the management of the business of the Company or not. In particular, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property, assets (present and future) and uncalled capital and to issue debentures and other securities and to give security for any debt, liability or obligation of the Company. The Board must restrict the borrowings of the Company and exercise all voting and other rights exercisable by the Company in relation to its subsidiaries so as to secure that the aggregate amount from time to time outstanding of all moneys borrowed or secured (as defined in the Articles) by the Company and its subsidiaries (exclusive of borrowings within the Group) shall not, without the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the adjusted capital and reserves (as defined in the Articles).

9.3 Rights, preferences and restrictions attaching to Ordinary Shares

Subject to the provisions of the Companies Act and to any special terms as to voting on which any shares may have been issued or may for the time being be held and to any suspension or abrogation of voting rights pursuant to the Articles, at any general meeting every member present in person shall on a show of hands have one vote and every member present in person or by proxy shall on a poll have one vote for every share of which he is a holder.

The Company may by ordinary resolution from time to time declare dividends not exceeding the amount recommended by the Board. Subject to the provisions of the Companies Act, the Company may pay interim dividends.

The Directors may deduct from any dividends or other moneys payable in respect of the Company's shares all sums due to the Company in respect of calls or other sums payable in respect of shares which remain unpaid. Except insofar as the rights attaching to any share otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid up on the share during any portion of the period in respect of which the dividend is paid. The Company in general meeting may direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, provided that such payment is recommended by the Directors. Any dividend not claimed within one year after having been declared may be invested or made use of by the Directors for the benefit of the Company until it is claimed. Any dividend unclaimed after a period of 12 years from the date when it was declared shall be forfeited and revert to the Company.

Every member (except a person in respect of whom the Company is not required by law to issue a certificate) is entitled within the time specified by the Companies Act and without payment to one certificate for all the shares registered in his name.

If on three consecutive occasions a notice to a member has been returned undelivered, such member shall not be entitled to receive notices from the Company unless they have given the Company a new registered address or a postal address within the United Kingdom at which notices may be served or has informed the Company of an address for service by electronic communication.

9.4 Variation of rights

Subject to the provisions of the Companies Act, all or any of the rights attached to any class of shares may from time to time be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. The necessary quorum for such a meeting shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy shall be a quorum.

9.5 General meetings and extraordinary general meetings

Any general meeting of the Company, other than an annual general meeting, shall be called an extraordinary general meeting. The Board shall convene, and the Company shall hold, general

meetings as annual general meetings in accordance with the provisions of the Companies Act. The Board may convene an extraordinary general meeting whenever it thinks fit.

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Act) a resolution of which special notice has been given to the Company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. A shorter notice period can be approved by agreement of shareholders holding 95% of all shares in issue, or all shareholders in the case of an annual general meeting.

Two members present in person or by proxy and entitled to vote shall constitute a quorum for all purposes. If a quorum is not present within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) from the commencement time of the meeting, the meeting will be adjourned to such time (being not less than 3 days and not more than 28 days thence) and place as may have been specified for the purpose in the notice convening the meeting or, failing this, as the Chairman shall appoint.

At a general meeting, all resolutions shall be decided on a show of hands unless a poll is demanded by the Chairman of the meeting, or five members present in person or by proxy, or by any member or members representing one-tenth of total voting rights of all members or holding one-tenth of all shares in issue.

9.6 Provisions governing transfers of shares

A member may transfer all or any of his uncertificated shares using a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations 2001 and the rules of any relevant system. No provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred.

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve. The instrument of transfer must be executed by or on behalf of the transferor and (in the case of a partly-paid share) the transferee. The transferor of a share is deemed to remain the holder until the transferee's name is entered in the register.

The Directors may, in their absolute discretion and without giving any reason, decline to register any transfer of any share unless:

(i) it is in respect of a share which is fully paid up;

(ii) it is in respect of a share on which the Company does not have a lien;

(iii) it is in respect of only one class of shares;

(iv) it is in favour of not more than four joint holders as transferees; and

(v) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the Board to be exempt from stamp duty is left at the registered office of the Company or at such other place as the Directors may from time to time determine, to be registered, accompanied by the relevant share certificate and such evidence as the Directors may reasonably require to prove the title of the transferor, and the due execution by him or by a person on his behalf of the transfer.

9.7 Alteration of share capital

The Company may from time to time by ordinary resolution increase its share capital, consolidate or sub-divide all or any of its share capital, and cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way. The Company is empowered to purchase its own shares.

There are no provisions or conditions in the Memorandum and Articles of Association governing changes in the share capital of the Company which are more stringent than required by law.

10. ORGANISATION STRUCTURE

The Company is the holding company of the Group. The significant subsidiary undertakings of the Company (being those that the Company considers are likely to have a significant effect on the assessment of the Company's assets and liabilities, financial position or profit and losses) are as follows:

Company	Registered Address	Country of incorporation	Issued Share Capital (fully paid)
Terram Limited	Mamhilad Pontypool Gwent Wales NP4 0YR	England and Wales	11,128,645 ordinary shares with nominal value £1
Corovin GmbH	Woltorfer Str. 124 31224 Peine Germany	Germany	7,200,000 shares with nominal value €0.511
Linotec Development GmbH	Daimlerstr. 3 06449 Aschersleben Germany	Germany	5,000,000 shares issued with nominal value €0.511
BBA Nonwovens Berlin GmbH	Sperenbergerstr. 9 12277 Berlin Germany	Germany	1 share issued with nominal value €4,857,272.870
Blowitex GmbH	Eduard-Rhein Str. 8 53639 Königswinter Germany	Germany	1 share issued with nominal value £100,000
BBA Industrial Nonwovens GmbH	Woltorfer Str. 124 31224 Peine Germany	Germany	1 share with nominal value €51,129,190
Fiberweb France SAS	Zone Industrielle Est, Biesheim-68600, Neuf-Brisach	France	5,850,965 ordinary shares with nominal value €3.50
BBA Fiberweb Italia SpA	Via Bologna 7, Trezzano Rosa, Milano 20060, Italy	Italy	2,000,000 ordinary shares with nominal value €1
Tenotex SpA	Via Padre Albisetti 10, I-24030 Terno d'Isola BG, Italy	Italy	10,000,000 ordinary shares with nominal value €1
Korma SpA	Via C.Maria Maggi, 13/15 20050 Peregallo di Lesmo, Lesmo, Milano, Italy	Italy	4,800 ordinary shares with nominal value €52
BBA Fiberweb Tecnofibra SpA	Via Dante, 75 22070 Carbonate (Como), Italy	Italy	6,500,000 ordinary shares with nominal value €1
BBA Fiberweb Sweden AB	Box 913 Norrköping 601 19 Sweden	Sweden	450,000 ordinary shares with nominal value SEK 100

Company	Registered Address	Country of incorporation	Issued Share Capital (fully paid)
BBA Nonwovens Asia Pacific Limited	Room 1714 China Aerospace Tower Concordia Plaza 1 Science Museum Road Kowloon Hong Kong	Hong Kong	2 ordinary shares with nominal value HK$1
Bidim Ltda	Rua Pedro Rachid, 846, São José dos Campos São Paulo 12211-180 Brazil	Brazil	R$62,664,722
Veratec de Mexico SA de CV	KM 60 Carretera 57 Quertetaro San Luis Potosi 37980 San José Iturbide GTO Mexico	Mexico	$71,551,895
BBA (China) Airlaid Company Ltd	49 The Seventh Avenue, Tianjin Economic Technological Development Area, Tianjin Municipality, 300457 China	China	23,000,000 shares with nominal value US$1
BBA Fiberweb Tenotex	Ctra. Villena-Onteniente, KM 10, E-03460 Benejama (Alicante) Spain	Spain	8,302,214 ordinary shares with nominal value €1
Reemay Inc	75 Beattie Place 2 Insignia Financial Plaza Greenville, SC USA	United States	100,100 common shares
BBA Nonwovens Washougal Inc	Corporation Trust Centre 1209 Orange Street Wilmington DE 19801 USA	United States	400 common shares
BBA Nonwovens Simpsonville Inc	Corporation Trust Centre 1209 Orange Street Wilmington DE 19801 USA	United States	100 common shares

All the Company's principal subsidiary undertakings are incorporated and resident in the United Kingdom unless otherwise stated. All the principal subsidiary undertakings are wholly-owned.

Save for the material subsidiary undertakings disclosed above, the Company does not hold capital in any other subsidiary or associate undertakings that have a significant effect on the assessment of the Company's assets and liabilities, financial position or profits and losses.

In addition to the above, Fiberweb Holdings Limited ("FHL") which is a direct wholly-owned subsidiary of Fiberweb will hold a 50% beneficial interest in CNC (a joint venture company located in Thailand). In the year ending 31 December 2005, CNC's turnover was approximately £13.5 million. As at 27 October 2006, the latest practicable date prior to the posting of this document, change of control approval for the transfer of the BBA Group's interest in CNC to FHL had not yet been received. Therefore, if such consent has not been received on satisfactory terms before completion of the pre-Demerger reorganisation referred to below, the BBA Post-Demerger Group will declare a trust over its interest in CNC in favour of FHL (or, if BBA and Fiberweb determine that this is not possible or efficient from a legal or tax perspective, enter into contractual arrangements that will have, to the extent practicable, a substantially equivalent effect to such a trust, with the intention that the BBA Post-Demerger Group will pass to FHL all benefits accruing

to it in connection with its shareholding in CNC) and FHL and Fiberweb will agree to indemnify the relevant members of the BBA Post-Demerger Group against any loss they may suffer in relation to that interest.

11. PRE-DEMERGER REORGANISATION

There will be a pre-demerger reorganisation of the Fiberweb Business whereby various subsidiaries (which carry on the Fiberweb Business) will be transferred to Fiberweb or to intermediate holding companies wholly-owned by Fiberweb, in order to establish the organisation structure described in this prospectus. As part of this reorganisation, Fiberweb's debts to BBA Group will either be repaid, capitalised or waived and the Fiberweb Group will not owe any amount to the BBA Group and vice versa.

12. ALLOCATION OF DEBT BETWEEN FIBERWEB GROUP COMPANIES AND BBA POST-DEMERGER GROUP COMPANIES

As at 30 September 2006, the net aggregate amount of indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies pursuant to intra-BBA Group loans ("Intra-Group Loans") was approximately £312 million. It has been agreed between BBA and Fiberweb that, 2 Business Days before Admission, Fiberweb will pay to BBA approximately £184 million in part-repayment of this indebtedness. Subject to receipt of such payment (together with the repayment of any amounts owing by Fiberweb pursuant to the BBA Credit Facility, as described below) all other Intra-Group Loans between companies in the Fiberweb Group and companies in the BBA Post-Demerger Group (including those created as a result of the pre-Demerger reorganisation described in paragraph 11 above) will be capitalised or waived before Admission.

BBA and Fiberweb have agreed that during the period from (and including) 1 October to the date of Admission, no additional borrowings will be incurred by Fiberweb Group companies from BBA Post-Demerger Group companies for working capital purposes, except for borrowings incurred by Fiberweb from BBA pursuant to the BBA Credit Facility. The last date for drawings by Fiberweb under the BBA Credit Facility is 5 Business Days before Admission and all amounts outstanding under the BBA Credit Facility (including any accrued interest) will be repaid by Fiberweb to BBA 2 Business Days before Admission, following which the BBA Credit Facility will terminate.

It is intended that the part-repayment of the Intra-Group Loans and repayment of the BBA Credit Facility described above (the "Repayments") will be funded from the initial drawdown by Fiberweb under the Facility Agreement (as described in paragraph 13.1 of Part 10 (Additional information)).

Detailed provisions regarding the Repayments and the waiver and capitalisation of indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies described above are set out in the Demerger Agreement (a summary of which is set out in paragraph 13.2 of Part 10 (Additional information)).

13. MATERIAL CONTRACTS

No contracts have been entered into (other than contracts entered into in the ordinary course of business) by Fiberweb or any member of the Fiberweb Group either (a) within two years immediately preceding the date of this document which are or may be material; or (b) which contain any provisions under which any of the Fiberweb Group has any obligations or entitlements which are or may be material as at the date of this document, save as disclosed below:

13.1 Financing Arrangements

On 19 October 2006 Fiberweb entered into a revolving credit facility agreement (the "Facility Agreement") between Barclays Capital (the investment banking division of Barclays Bank PLC), Bayerische Landesbank, London Branch, Citibank, N.A., HSBC Bank plc, Mizuho Corporate Bank, Ltd. and The Royal Bank of Scotland plc as arrangers and Barclays Bank PLC as facility agent (the "Agent") under which certain lenders (the "Lenders") agree to provide a US$439,500,000 multi-currency revolving credit facility (the "Facility") to Fiberweb.

13.1.1 Use of funds under the Facility Agreement

The Facility may be used for the general corporate purposes of Fiberweb, including for the repayment of loans made by BBA Group or its subsidiaries to Fiberweb. Fiberweb intends to use funds from the initial drawdown under the Facility Agreement to repay loans made by BBA Group or its subsidiaries to Fiberweb.

13.1.2 Interest, fees and maturity

Advances under the Facility Agreement bear interest at LIBOR (or EURIBOR for advances in Euros) plus a margin of between 0.80 and 1.50% per annum (plus mandatory costs, if any, incurred by the Lenders to compensate them for compliance with certain regulatory requirements), payable on the repayment date for each advance under the Facility Agreement. The margin is re-set semi-annually according to the ratio of total consolidated net borrowings to EBITDA for the Fiberweb Group. This ratio will be calculated by reference to Fiberweb's audited consolidated accounts and half year unaudited consolidated accounts.

A commitment commission of 40% of the applicable margin is payable on the available but undrawn amount of the Facility. The final repayment date is 19 October 2011. The Facility will amortise so that the total commitments of the Lenders are reduced to the amounts set out below on the dates set out below:

19 October 2008	US$420,000,000
19 October 2009	US$400,000,000
19 October 2010	US$380,000,000

13.1.3 Guarantees

The obligations of Fiberweb under the Facility Agreement will be guaranteed by certain subsidiaries of Fiberweb.

13.1.4 Mandatory and Voluntary Prepayment

The Facility Agreement contains certain mandatory prepayment events including illegality and change of control of Fiberweb. Fiberweb may cancel or prepay the whole or, subject to certain minimum thresholds, any part of the Facility.

13.1.5 Representations, Covenants and Events of Default

The Facility Agreement contains certain warranties and representations which are given by each person who is a borrower or a guarantor. Certain of these representations are to be repeated on each utilisation of the Facility.

The Facility Agreement includes covenants requiring compliance by the Fiberweb Group with certain financial ratios. Fiberweb must ensure that, at any time, the ratio of total consolidated net borrowings to EBITDA of the Fiberweb Group does not exceed 3.5 to 1 (falling to 2.5 to 1 over the life of the Facility) and that the ratio of EBITDA to net interest expenses does not fall below 5 to 1. Compliance with these financial covenants will be tested semi-annually against the latest financial statements of the Fiberweb Group on a rolling 12 month basis.

Under the Facility Agreement there are restrictions on the ability of members of the Fiberweb Group to dispose of or to acquire assets, to create or to permit to subsist security or to incur financial indebtedness (in each case, subject to certain permitted exceptions).

A violation of any of these warranties, representations and covenants may, subject to certain grace periods, constitute an event of default under the Facility Agreement with the result that the amounts outstanding under the Facility (including accrued interest and any other amounts owing) may be declared by the Agent to be due and payable and the Facility cancelled. The Agent (acting on the instructing of the Lenders) is also entitled to accelerate the loans and to cancel the commitments of the Lenders under the Facility upon the occurrence of certain other events, including the failure by Fiberweb to pay any amount due, failure to provide guarantees by subsidiaries whose net assets and turnover together represent not less than 75% of the consolidated net assets and turnover of the Group, misrepresentation or the non-performance of the reporting requirements to which Fiberweb is subject under the Facility Agreement. Such acceleration and

cancellation would occur automatically (without the need for notice from the Agent) upon the occurrence of certain insolvency events relating to the US guarantors.

13.2 Demerger Agreement

The Demerger Agreement was entered into on 30 October 2006 between BBA and the Company to effect the Demerger and govern the relationship between the BBA Post-Demerger Group and the Fiberweb Group following the Demerger.

BBA and the Company have agreed pursuant to the Demerger Agreement that upon the Demerger Dividend being declared by the BBA Board, BBA shall transfer (subject to and with effect from Admission) the Ordinary Shares then owned by BBA (and procure the transfer of any Ordinary Shares then held on behalf of BBA) directly to the BBA Shareholders on the BBA Share Register as at the Demerger Record Time on the basis of one Ordinary Share for four BBA Ordinary Shares and Fiberweb shall register the transfers of the Ordinary Shares to the BBA Shareholders.

13.2.1 Conditionality

The Demerger Agreement is (subject to certain exceptions, such as the provisions relating to the allocation of debt and inter-group indebtedness) conditional on the passing of the Demerger Resolution by BBA Shareholders, the receipt of the Repayments by BBA, no right to terminate the Joint Sponsors' Agreement having been exercised and permission having been granted for Admission.

13.2.2 Indemnities

The Demerger Agreement sets out how guarantees, indemnities or other assurances given by BBA Post-Demerger Group companies for the benefit of Fiberweb Group companies (or vice versa) will be dealt with following the Demerger. Where relevant the beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder and, pending release, indemnify the guarantor against all amounts paid by it under the guarantee and ensure that the guarantor's exposure under the guarantee is not increased.

The Demerger Agreement contains an indemnity pursuant to which BBA indemnifies the Fiberweb Group against any liabilities that arise following Admission that directly relate to any sale or closure of a business by any member of the BBA Group before the date of the Demerger Agreement. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not make, and will procure that no member of the Fiberweb Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. BBA has also covenanted that it will not make, and will procure that no member of the BBA Post-Demerger Group will make, any "chargeable payments" (as defined in the United Kingdom Income and Corporation Taxes Act 1988) for a period of 5 years following the payment of the Demerger Dividend. Each party has agreed to indemnify the other (and each of its group members) against any liabilities incurred as a result of any chargeable payment made in breach of this covenant. There are customary provisions relating to the bringing of claims under this indemnity.

Fiberweb has covenanted that it will not take (and will procure that no member of the Fiberweb Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. BBA has also covenanted that it will not take (and will procure that no member of the BBA Group will take) certain specified actions that could have an adverse impact on the tax status of the US element of the pre-Demerger reorganisation of the Fiberweb Group. Each party has agreed to indemnify the other (and each member of its group) against any liabilities incurred as a result of any breach of such covenants. Again, there are customary provisions relating to the bringing of claims under these indemnities.

13.2.3 Access to records

The BBA Post-Demerger Group and the Fiberweb Group will be permitted access to each other's records as reasonably required for a period of six years following the Demerger. In addition the Company has agreed to provide the BBA Post-Demerger Group with certain specified financial

information, including such financial information as the BBA Post-Demerger Group may reasonably require in order to prepare its full-year accounts for 2006, and vice versa.

13.2.4 Assets

BBA has agreed that if following Demerger it is found that any assets (including any intellectual property rights) which were used prior to Demerger exclusively by Fiberweb Group companies in the course of the Fiberweb Business are in the ownership of the BBA Post-Demerger Group, those assets will be transferred or assigned to Fiberweb for nominal consideration, and vice versa. These obligations will continue for a period of two years following the Demerger.

13.2.5 Contracts

The Demerger Agreement contains provisions in respect of certain outstanding contracts which have been entered into by a BBA Post-Demerger Group company in relation to matters exclusively affecting the Fiberweb Business, and vice versa. The parties will try to novate such contracts on terms to be agreed with the relevant third party and the Demerger Agreement contains provisions relating to the treatment of such contracts pending such novation. The Demerger Agreement also contains provisions relating to certain outstanding contracts that have been entered into by a BBA Group company in relation to matters that affect companies in both the Fiberweb Group and the BBA Post-Demerger Group.

13.2.6 CNC

The Demerger Agreement contains provisions relating to the shares held by the BBA Post-Demerger Group in CNC (a joint venture company located in Thailand). As described in paragraph 10 of this Part 10, the Demerger Agreement provides that if the relevant change of control approval from the other joint venture shareholders (on satisfactory terms) has not been received for the transfer of those shares to FHL before completion of the pre-Demerger reorganisation referred to above, the BBA Post-Demerger Group will declare a trust over its interest in CNC in favour of FHL (or, if BBA and Fiberweb determine that this is not possible or efficient from a legal or tax perspective, enter into contractual arrangements that will have, to the extent practicable, a substantially equivalent effect to such a trust, with the intention that the BBA Post-Demerger Group will pass to FHL all benefits accruing to it in connection with its shareholding in CNC) and FHL and Fiberweb will agree to indemnify the relevant members of the BBA Post-Demerger Group against any liabilities they may suffer in relation to that interest. In certain circumstances, Fiberweb will also accept an obligation to use all reasonable endeavours to procure all necessary consents, waivers and registrations required to effect the transfer of the BBA Post-Demerger Group's shares in CNC to FHL post-Demerger.

13.2.7 The "BBA" and "Fiberweb" names

Fiberweb has agreed that, following the Demerger, the Fiberweb Group will not have any rights to use the name "BBA" (or any confusingly similar name), subject to a 3 month run-off period for existing stocks, sales literature and stationery, a 12 month run-off period for buildings and signage, a grace period of up to 3 months for the relevant Fiberweb Group entities to pass the required resolutions to change their corporate names and a grace period of 3 months for the use of existing trade marks and domain names containing the element "BBA". BBA has agreed to an equivalent restriction in respect of the use of the name "Fiberweb" (or any confusingly similar name) following the Demerger.

13.2.8 Non-solicitation

Each party has covenanted for a period of 12 months following the Demerger not to employ, solicit or entice away certain employees engaged in managerial work employed by the other party's group or involved in the provision of services under the Transitional Services Agreement unless agreed in writing by the parties.

13.2.9 Confidentiality

Fiberweb has agreed to keep certain information on the BBA Post-Demerger Group confidential and vice-versa, in each case subject to certain exemptions (for instance if disclosure is required by law).

13.2.10 Allocation of debt and inter-group indebtedness

The Demerger Agreement contains detailed provisions relating to the Repayments and the waiver and capitalisation of certain indebtedness due from Fiberweb Group companies to BBA Post-Demerger Group companies as more particularly described in paragraph 12 of this Part 10.

The Demerger Agreement also contains provisions to reflect the agreement that upon the Demerger Fiberweb should be entitled to a proportion of the economic benefits, and responsible for a proportion of the economic liabilities, in respect of certain interest rate swaps entered into before the date of the Demerger Agreement by members of the BBA Post-Demerger Group for the benefit of the BBA Group.

13.2.11 Reorganisation

The provisions of the Demerger Agreement require that any steps required to be taken with regard to the reorganisation of the Fiberweb Group referred to in paragraph 11 of this Part 10 which remain outstanding following the date of the Demerger Agreement shall be finalised as soon as reasonably practicable thereafter.

13.2.12 Retirement benefit schemes

In relation to retirement benefit arrangements in the UK, the Demerger Agreement confirms that Terram Limited will cease to participate in the IPP at completion of the Demerger, and contains provisions in relation to the establishment of the Fiberweb Scheme.

In relation to retirement benefit schemes in the US, the Demerger Agreement confirms that the Demerger will have no impact on any of the existing retirement plans, which will continue to be in place immediately after the Demerger.

13.2.13 Share schemes

The Demerger Agreement contains provisions relating to (i) the entitlements of participants in the various BBA Group Share Schemes who are employed by a member of the Fiberweb Group; and (ii) the withholding (on account of tax and social security contributions) and reporting requirements that arise in relation to current and former employees of the Fiberweb Group in respect of their entitlements in those schemes and the proposals in relation to them.

13.2.14 Taxation

In addition to indemnities for liabilities arising from "chargeable payments", the Demerger Agreement contains indemnities relating to certain potential UK and non-UK general tax liabilities. There are also indemnities for certain tax liabilities associated with US aspects of the pre-Demerger reorganisation. The indemnities are subject to certain limitations and exclusions.

13.2.15 Employee matters

The Demerger Agreement contains provision relating to the allocation of liabilities between BBA and Fiberweb in respect of transaction bonuses payable to certain of the BBA Group employees as a result of the Demerger.

The Demerger Agreement also contains various other customary provisions relating to certain employees of the BBA Group, including the allocation between BBA and Fiberweb of pre-Demerger salary costs for certain Fiberweb employees and responsibility for any claims that are made by certain BBA Group employees following the Demerger.

13.2.16 Fiberweb's Richmond head office

The Demerger Agreement contains provisions relating to the transfer of the leases in respect of Fiberweb's head office in Richmond-upon-Thames, London from BBA to Fiberweb.

13.2.17 German organschaft

Certain German subsidiaries of the Fiberweb Group have historically participated in German organschaft (i.e. profit and loss pooling) arrangements with certain German subsidiaries of the BBA Post-Demerger Group (the "Organschaft"). These arrangements were terminated with regard to the relevant members of the Fiberweb Group on 30 September 2006 and the Demerger Agreement contains provisions for the relevant payments to be made to and from the relevant participants following the termination of the Organschaft. These payments relate to the German subsidiaries

2005 financial year and to the period 1 January 2006 to 30 September 2006. In some cases, payments will be made on an estimated basis pre-Demerger with the appropriate balancing payments to be made following finalisation of the relevant German companies' accounts for 2005 and 2006.

13.2.18 Costs

The Demerger Agreement specifies the basis on which certain costs, charges and expenses incurred in connection with the Demerger are to allocated between BBA and Fiberweb.

13.2.19 Termination

BBA is entitled to terminate the Demerger Agreement without liability at any time prior to Admission.

13.2.20 Demerger mechanics

The Demerger Agreement also sets out the Demerger mechanics set out in this document.

13.3 Transitional Services Agreement

An agreement was entered into on 30 October 2006 between BBA and the Company in relation to the terms and conditions upon which BBA will provide various services to the Fiberweb Group after the Demerger. The Transitional Services Agreement is conditional on the Demerger becoming effective.

Under the terms of the Transitional Services Agreement, BBA has agreed to provide the Fiberweb Group with, or procure the provision to the Fiberweb Group of, certain services which will be provided on commercial terms and on an arms' length basis, although in certain cases where the service to be supplied will only involve a minimal amount of work by BBA and its employees, Fiberweb will only be required to reimburse BBA for third party costs and expenses involved in supplying such services. The services include the continued provision by BBA to the Fiberweb Group of:

(i) certain internal audit services until 30 June 2007 at a fixed cost per month;

(ii) legal assistance in relation to certain legal matters in the USA by BBA's in-house legal office in Wakefield, USA until 28 February 2007, to be charged on an hourly basis for time incurred by BBA's in-house lawyers in supplying these services;

(iii) the administration of insurance claims in respect of pre-Demerger occurrences for one year following the Demerger at no cost (other than reimbursement of third party expenses);

(iv) internal tax advice relating to certain matters until the end of 2007 at no cost (other than reimbursement of third party expenses) for a specified period of time each month and on an hourly basis for time incurred by BBA employees in supplying these services in excess of that period;

(v) various operational and administrative services in Germany (including in relation to certain accounting and tax matters and cash-pooling) until 28 February 2007 at a fixed cost per month; and

(vi) the procurement of certain health, safety and environmental services by RMT International Inc to the Fiberweb Group (subject to obtaining the necessary consents from RMT International Inc) until the end of 2006. Fiberweb will pay a proportion of the fees and expenses incurred by the BBA Post-Demerger Group in procuring the continued provision of these services to the Fiberweb Group.

The agreement provides for BBA to use its reasonable endeavours to procure the performance of these specified services to Fiberweb in the same manner as such services were provided to Fiberweb prior to the Demerger. In addition to the above costs, Fiberweb will be required to reimburse BBA for all third-party costs and expenses incurred in supplying these services. Fiberweb may terminate the agreement in respect of any service(s) provided to it under the agreement at any time on one month's written notice to BBA (and, in certain cases, one day's notice). Either party may terminate the agreement with immediate effect in case of a material breach by the other party or if the other

party suffers an insolvency event. Liability of BBA is limited to the amount payable by Fiberweb in respect of the services and liability for indirect or consequential loss is excluded.

Under the terms of the Transitional Services Agreement, Fiberweb has agreed to (i) accept receipt of, and provide storage for, certain benefits-related communications on behalf of a Canadian subsidiary of BBA until the end of 2006 at no cost (other than reimbursement of third party expenses); and (ii) use its reasonable endeavours to procure the continued provision of certain operational and administrative services to the BBA Post-Demerger Group in Brazil until 30 March 2007 at a fixed cost per month.

These services will be performed by Fiberweb on similar terms and conditions to those upon which BBA will provide services to Fiberweb under the Transitional Services Agreement.

13.4 Sponsors' Agreement

Pursuant to an agreement dated 31 October 2006 between the Company, BBA, Citigroup and Merrill Lynch (the "Joint Sponsors' Agreement"), the Company and BBA have appointed Citigroup and Merrill Lynch as Joint Sponsors to BBA in connection with the Demerger and to Fiberweb in connection with its application for Admission. Each of BBA and the Company has given indemnities and certain representations, warranties and undertakings to Citigroup and Merrill Lynch which are customary for an agreement of this type. Citigroup and Merrill Lynch are entitled to terminate the Joint Sponsors' Agreement in certain circumstances if they determine that it is not practicable to proceed with Admission.

13.5 Blowitex Acquisition Agreement

A sale and purchase agreement dated 11 April 2006 between Corovin GmbH (a Fiberweb Group company), Mr. Peter Wirz and Blowitex Vliesstoffe International GmbH ("Blowitex") pursuant to which: (i) Corovin purchased the entire issued share capital of Blowitex from Mr Wirz; and (ii) various intellectual property rights were transferred to Blowitex by Mr Wirz, for a consideration of €3.75 million in cash together with a potential earn-out consideration of up to €750,000. The amount of the earn-out consideration will not be calculated until after 31 December 2006. Completion occurred on 5 May 2006. Pursuant to an additional agreement, Corovin designated Blowitex as purchaser of the real estate used by Blowitex from Mr Wirz and his wife for consideration of €1.1 million and, accordingly, Blowitex purchased such real estate.

13.6 P&G Letter of Intent

A letter of intent between P&G International Operations SA and Korma SpA dated 10 March 2006 confirming P&G's intention to enter into a new contractual agreement with Korma for the production of Airlaid material (core and STC). The agreement will be for 5 years commencing on 1 January 2007 and ending on 31 December 2011. The agreement will be subject to the agreed MOA template terms agreed between Fiberweb and P&G.

13.7 P&G Supply Agreement

A supply agreement dated 1 January 2006 between Reemay, Inc. and P&G Paper Products Company for the supply by Reemay to P&G of disposable dryer sheets manufactured according to P&G's product specifications until 31 December 2008.

13.8 Johns Manville Supply Agreement

A supply agreement dated 10 January 2006 between Reemay, Inc. and Johns Manville Company for the supply of Reemay's privately labelled housewrap to Johns Manville. This arrangement continues for a period of three years.

13.9 Amantea Supply Agreement

A supply agreement dated 1 August 2005 between BBA Nonwovens Simpsonville, Inc. and Amantea Nonwovens LLC (a minority contractor) for the supply of BBA Nonwovens Simpsonville's bleached cotton blend products for subsequent resale by Amantea to Tambrands, a subsidiary of P&G.

13.10 Finotech Disposal Agreement

A sale and purchase agreement dated 30 June 2005 between BBA Holding Deutschland GmbH, BBA Group PLC and Clopay Folien GmbH, pursuant to which BBA Holding Deutschland GmbH disposed of its 40% minority interest in Finotech GmbH for an immediate cash consideration of $76 million (£42.6 million) and a deferred cash consideration of $6 million (£3.4 million) received in the second half of 2005.

13.11 Tenotex Acquisition Agreement

A sale and purchase agreement dated 27 September 2004 between BBA Group, Nopco S.A., Dalby Industries Holding S.A. and 5 individuals (the "Others"), pursuant to which BBA, BBA Fiberweb Holdings S.r.l. and BBA Fiberweb Holdings S.L. purchased on a debt and cash free basis the entire issued share capital of Tenotex SpA and Tenotex Nonwovens SA from Nopco S.A., Dalby Industries Holdings S.A. and the Others for a consideration of €62 million. The agreement contains various warranties and indemnities given by Nopco S.A. and Dalby Industries Holding S.A. which are considered normal for a transaction of this nature. The time limits for making claims under certain of these warranties and indemnities have not yet expired.

13.12 P&G Supply Agreement

An agreement dated 10 May 2002 with an effective date of 20 May 2002 between BBA Nonwovens Simpsonville, Inc. and P&G Paper Products Company for the supply by BBA Nonwovens Simpsonville of baby wipe nonwovens materials to P&G until the end of 2008 in accordance with P&G's specifications. The parties have negotiated certain amendments to this agreement, including extending its term by one year to the end of 2009.

13.13 P&G Supply Agreement

An agreement dated 1 January 2001 between P&G European Service GmbH Supply Agreement with BBA (China) Airlaid Company (China) Airlaid relating to PP spunbond 50gsm nonwoven for use in the manufacture of disposable diapers in accordance with P&G specifications for a term of nearly six years.

14. LEGAL AND ARBITRATION PROCEEDINGS

Save as disclosed below, there have not been any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) during the last 12 months which may have, or have had in the recent past, significant effects on the Company's and/or the Group's financial position or profitability.

14.1 In July 2006, Tyco Healthcare attempted to exercise a meet or release clause in its 1988 exclusive supply agreement (the "Supply Agreement") with BBA Nonwovens Simpsonville, Inc. Tyco claimed to have received quotes from other suppliers for substantially similar products at prices lower than those established under the Supply Agreement. Tyco directed BBA Nonwovens Simpsonville, Inc. to meet or better such quotes or they would terminate the Supply Agreement. BBA Nonwovens Simpsonville, Inc. is disputing Tyco's demand as not conforming to the requirements of the Supply Agreement. Tyco's annual purchases under the Supply Agreement are approximately US$6.5 million and if the agreement is terminated, it would represent a loss to Fiberweb of sales of approximately US$20 million.

15. PROPERTY, PLANT AND EQUIPMENT

Details of the Group's main properties are set out below:

15.1 Americas

Company	Location	Tenure	Use	Date term expires
Reemay Inc.	Tennessee, USA	Freehold	Manufacturing site, offices	Not stated
		Leasehold (x2)	Warehouse	Automatic renewal
			Principal place of business	2013 with two 5 year renewals

Company	Location	Tenure	Use	Date term expires
Reemay Inc.	South Carolina, USA	Freehold (x2)	Manufacturing site, offices	Not stated
BBA Nonwovens Simpsonville, Inc.	Wisconsin, USA	Leasehold	Manufacturing site, offices	31 May 2007
BBA Nonwovens Simpsonville, Inc.	Griswoldville, Massachusetts, USA	Freehold	Manufacturing site, offices	Not stated
		Leasehold (x2)	Used for sludge storage	31 October 2013
BBA Nonwovens Simpsonville, Inc.	Simpsonville South Carolina, USA	Freehold	Principal place of business	Not stated
BBA Nonwovens Washougal, Inc.	Washougal, Washington, USA	Leasehold	Principal place of business	31 December 2031
Veratec de Mexico SA de CV	San José Iturbide, Mexico	Freehold	Principal place of business	Not stated
Bidim Ltda	São José dos Campos, Santana, Brazil	Freehold	Principal place of business	Not stated

15.2 Europe

Company	Location	Tenure	Use	Date term expires
Terram Limited	Pontypool, Wales	Leasehold	Principal place of business	2038
BBA Fiberweb Tecnofibra SpA	Como, Italy	Leasehold (x4)	Principal place of business Manufacturing (x3) Warehouse (x1)	All expire 5 September 2015
Tenotex SpA	Bergamo, Italy	Freehold (x3)	Manufacturing site, offices	Not stated
		Leasehold (x2)	Manufacturing site, offices	
Tenotex SpA	Alicante, Spain	Freehold	Leased to Tenotex Nonwovens SA	1 July 2002 — extended automatically unless 6 months notice given
Korma SpA	Bergamo, Italy	Leasehold	Manufacturing site, offices	30 October 2008
BBA Fiberweb Italia SpA	Milan, Italy	Freehold (x7)	Manufacturing site, offices	Not stated
		Leasehold (x2)		December 2006 October 2008
Fiberweb France, SAS	Biesheim, France	Freehold	Manufacturing site, offices	Not stated
BBA Fiberweb Sweden AB	Norrköping, Sweden	Freehold	Manufacturing site, offices	Not stated
BBA Industrial Nonwovens GmbH	Peine, Germany	Leasehold (x2)	Principal place of business	Unlimited
			Warehouse	Unlimited

Company	Location	Tenure	Use	Date term expires
Corovin GmbH	Peine, Germany	Freehold	Principal place of business (office space leased to BBA Industrial Nonwovens GmbH)	Not stated
Linotec Developments GmbH	Aschersleben, Germany	Freehold	Manufacturing site, offices	Not stated
BBA Nonwovens Berlin GmbH	Berlin, Germany	Leasehold	Principal place of business	31 March 2011
Tenotex Nonwovens SA	Alicante, Spain	Freehold (x2)	Manufacturing site	Not stated
			Vacant land	
Tenotex Nonwovens SA	Alicante, Spain	Leasehold	Manufacturing site and offices (leased from Tenotex SpA)	1 July 2002, extended automatically unless 6 months notice given
Blowitex GmbH	Königswinter, Germany	Freehold	Office space, production site and warehouse	Not stated

15.3 Asia

Company	Location	Tenure	Use	Date term expires
BBA (China) Airlaid Company Limited	Tianjin, China	Freehold	Manufacturing site, offices, warehouse, packaging	Not stated
BBA Nonwovens Asia Pacific Limited	Kowloon, China	Leasehold (x2)	Apartment	30 April 2006
			Offices	31 October 2006
CNC International Co. Ltd	Rayong, Thailand	Leasehold	Manufacturing and offices	31 July 2007

Fee-in-lieu-of-tax ("FILOT") arrangements have been entered into with respect to Fiberweb's Gray Court, South Carolina, Simpsonville, South Carolina, and Bethune, South Carolina, facilities in connection with improvement projects at those facilities. In each case, purchased equipment is sold to and then leased back from the respective County under a 20-year lease. The lease payments equate to the FILOT, which is a reduced personal property tax. The lease can be terminated by the relevant facility for nominal consideration, ending the FILOT and delivering title back to the facility.

Under a 1990 industrial revenue bond arrangement (the "Bond") between Greenville County, South Carolina and Fiberweb's Simpsonville, South Carolina, facility, improvements of up to US$150 million were financed with the proceeds of the Bond. The improvements are leased by the Simpsonville facility from the County with lease payments equating to bond interest and FILOT payment. This arrangement can be terminated at any time by the Simpsonville facility with the retirement of the Bond.

The Company is unaware of any environmental issues that may affect its utilisation of the tangible fixed assets.

16. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES

The Group is involved in research and development of the material aspects of nonwovens technology to develop and deliver world class raw materials, including upstream product developmental activities with customers. The Group is also involved in the development of new, as

well as the improvement of existing, processes and the extension of "best practice" solutions throughout the world. The management of the Group's intellectual property (patents, trade marks, patent information retrieval and competitor monitoring) is carried out by an internal group, which also oversees product stewardship and regulatory affairs.

Fiberweb is an active member of the Nonwovens Research Consortium at North Carolina State University and has exercised options on several patents from this work. Fiberweb has, in each of the past three years, paid an annual subscription of US$17,500 to the Nonwovens Research Consortium. It has also spent a total of US$9,914 over the past three years on trials of pilot equipment. Fiberweb is looking at developing other effective working relationships and strategic partnerships with several key research universities and companies. The Directors believe that this will allow Fiberweb to leverage its investment in R&D more effectively.

17. RELATED PARTY TRANSACTIONS

Save as disclosed in note 26 in Section 1 of Part 8 (Financial information), note 27 in Section 2 of Part 8 (Financial information) and note 24 in Section 3 of Part 8 (Financial information), during the period covered by the historical financial information and up to the date of this document, none of the companies in the Fiberweb Group have entered into transactions with a related party.

18. STATUTORY AUDITORS

The Company's statutory auditors are Deloitte & Touche LLP of Stonecutter Court, One Stonecutter Street, London EC4A 4TR. Deloitte & Touche LLP is a member of the Institute of Chartered Accountants in England and Wales.

19. NO SIGNIFICANT CHANGE

As set out in the statement on current trading on page 9 of this document, the Fiberweb Board believes that the underlying operating profit of Fiberweb in the second half of the year will not exceed the £13.4 million reported for the first half of the year and it expects that the financial performance in 2006 will be below the £44.0 million achieved in 2005.

The lower underlying operating profit relative to the prior year is primarily due to a decline in the gross margin, resulting from continuing high raw materials' prices and Fiberweb being unable to pass the full increase in raw materials' costs on to customers, over-capacity and high utility costs in the UK geotextiles and geosynthetics business, pricing pressure in wipes, and more recently, the slow down in the US housing market and weak volumes from a major customer in baby wipes.

Save as disclosed above, there has been no significant change in the financial or trading position of the Fiberweb Group since the end of the interim financial period to 30 June 2006.

20. INFORMATION CONCERNING THE SECURITIES TO BE OFFERED AND ADMITTED TO TRADING

20.1 Description of Ordinary Shares

The Ordinary Shares, which will be issued subject to the Act and the Fiberweb Articles, will be sterling denominated ordinary shares of 5 pence each in the capital of the Company with the ISIN number GB00B1FMH067. The distribution of Ordinary Shares to Fiberweb Shareholders is expected to take place on 17 November 2006.

The Ordinary Shares will be in registered form. Subject to the provisions of the Uncertificated Securities Regulations, the Directors may permit the holding of the Ordinary Shares in Uncertificated Form and title to such shares may be transferred by means of a relevant system (as defined in the Uncertificated Securities Regulations). Where Ordinary Shares are held in certificated form, share certificates will be sent to the registered members by first class post. Where Ordinary Shares are held in CREST, the relevant CREST stock account of registered members will be credited. The Registrars have responsibility for maintaining the Company's Register.

The rights attaching to the Ordinary Shares, including any limitations of those rights and procedures for the exercise of those rights are outlined in paragraph 9.3 of Part 10 (Additional information). A description of the restrictions on the free transferability of the Ordinary Shares can be found in paragraph 9.6 of Part 10 (Additional information).

20.2 Extraordinary General Meeting

In order to implement the Demerger and Admission, the Extraordinary General Meeting is being convened for 2.15 p.m. on 16 November 2006 at which, amongst other things, the Demerger Resolution will be proposed.

20.3 Securities laws

No action has been or will be taken in any jurisdiction that would permit a public offering of Ordinary Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with such shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the issue of Ordinary Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

United States of America

Because of the following restrictions, purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of, the Ordinary Shares.

The Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction of the United States and, accordingly, may not be offered, sold or delivered within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Ordinary Shares may be sold outside the United States in accordance with Regulation S.

20.4 Tax

20.4.1 UK tax

The following is a summary of some of the material UK taxation considerations that arise in connection with the holding of Ordinary Shares. It is based on current UK legislation and an understanding of H.M. Revenue & Customs published practice in force at the date of this document. The summary is intended as a general guide only and is not exhaustive and relates only to the position of shareholders who are individuals or corporate shareholders (and not shareholders who are, for instance, collective investment schemes, pension funds or insurance companies), resident or ordinarily resident for tax purposes in (and only in) the UK, who hold their Ordinary Shares beneficially as an investment (other than under a personal equity plan or an individual savings account and other than where acquired by virtue of an employment of the holder of such Ordinary Shares or any other person) and not as trading stock.

The summary below does not constitute tax or legal advice. Any shareholder who is in doubt as to his taxation position, who is resident or otherwise subject to taxation outside the UK, or who requires more detailed information, should consult an independent professional adviser immediately.

Dividends

There is no UK withholding tax on dividends.

A shareholder who is an individual and who receives a dividend from the Company will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the "gross dividend"), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, unless and except to the extent that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual

will, to that extent, pay tax on the gross dividend calculated as 32.5% of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89 and the income tax payable on the dividend by an individual liable to income tax at the higher rate would be 32.5% of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

A shareholder that is a company resident in the UK for tax purposes will not generally be taxable on any dividend it receives from the Company and it will not be entitled to the payment of the tax credit in respect of those dividends.

Shareholders who are not solely resident in the UK should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

Disposal of Ordinary Shares

For the purposes of UK taxation of chargeable gains, a disposal of Ordinary Shares by a shareholder may, depending on the shareholder's circumstances, give rise to a chargeable gain or allowable loss. Taper relief may be available to reduce the amount of any gain chargeable to UK tax in the hands of a shareholder who is an individual. Where the shareholder in question is a company, indexation allowance may be available to reduce the amount of chargeable gain arising on the relevant disposal.

Stamp duty and stamp duty reserve tax ("SDRT")

Any transfer on sale of Ordinary Shares will generally be subject to ad valorem stamp duty on the instrument of transfer. Stamp duty is charged at a rate of 0.5% (rounded up, if necessary, to the nearest multiple of £5) of the amount or value of the consideration paid. Stamp duty is normally the liability of the purchaser.

A charge to SDRT at the rate of 0.5% of the amount or value of the consideration paid will arise in relation to any unconditional agreement to transfer Ordinary Shares. However, if within six years of the date of the agreement (or, if the agreement is conditional, the date on which the agreement became unconditional), an instrument of transfer is executed pursuant to the agreement and is duly stamped, stamping of the instrument will normally cancel, or give rise to a repayment in respect of, any SDRT payable or paid (as appropriate). SDRT is the liability of the purchaser.

There will be no stamp duty or SDRT on a transfer of Ordinary Shares into CREST where such a transfer is made for no consideration. A transfer of Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5% of the amount or value of the consideration payable. CREST is obliged to collect SDRT on relevant transactions settled within the system.

Where Ordinary Shares are issued or transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT (as appropriate) may be payable (in the case of stamp duty) at the higher rate of 1.5% (rounded-up if necessary to the nearest multiple of £5) of the amount or value of the consideration provided or (in the case of SDRT) at the higher rate of 1.5% of the amount or value of the consideration payable. Clearance services may opt, under certain conditions, for the normal rate of SDRT to apply for a transfer of shares into, and to transactions within, the service instead of the higher rate specified above.

No liability to stamp duty or SDRT will generally arise on any allotment and issue of new Ordinary Shares for cash by the Company.

Please note that different stamp duty and SDRT rules apply to agreements made by, amongst others, intermediaries and that certain categories of person may be liable to stamp duty and SDRT at different rates.

20.4.2 United States tax

The following comments summarise certain United States federal income taxation consequences of the Demerger and the ownership and disposition of Fiberweb Shares. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as currently in effect. These laws are subject to change, possibly on a retrospective basis. They are intended only as a

general guide and apply only to Fiberweb Shareholders who are subject to US federal income tax, who are the beneficial owners of BBA Shares or Fiberweb Shares and who hold those BBA Shares or Fiberweb Shares as capital assets for US federal income tax purposes (each such person a "US Holder"). The following comments may not apply to special classes of person such as dealers and traders, financial institutions, insurance companies, persons who acquired their holding by reason of their employment and persons whose functional currency for US federal income tax purposes is not the US dollar. US Holders should consult their own tax advisers concerning the US federal, state, local and non-US tax consequences of the Demerger and the ownership and disposal of Fiberweb Shares. **Any BBA Shareholder or Fiberweb Shareholder who is in any doubt about their taxation position should consult their own professional advisers without delay.**

Demerger

The receipt of Fiberweb Shares by a US Holder should qualify as a tax-free distribution under Section 355(a)(1) of the Code. US Holders are advised that an advance ruling from the US Internal Revenue Service regarding the Demerger has not been sought.

Consequently, the principal US federal income tax consequences of the receipt of Fiberweb Shares for a US Holder should be as follows:

(i) no gain or loss should be recognised by a US Holder upon the receipt of Fiberweb Shares;

(ii) a US Holder should apportion its tax basis in the BBA Shares between such shares and the Fiberweb Shares received in proportion to the relative fair market value of the BBA Shares and the Fiberweb Shares on the date of Admission;

(iii) a US Holder's holding period for the Fiberweb Shares should include the period during which the US Holder held the BBA Shares; and

(iv) a US Holder will be required to attach a statement to its US federal income tax return for the taxable year in which the Fiberweb Shares are received setting forth information showing the applicability of Section 355 of the Code to the receipt of Fiberweb Shares.

Taxation of distributions on Fiberweb Shares

Distributions paid on Fiberweb Shares, other than certain *pro rata* distributions of ordinary shares, should be treated as dividends to the extent paid out of Fiberweb's current or accumulated earnings and profits (as determined under US federal income tax principles). Subject to applicable limitations, dividends paid to certain non-corporate US Holders in taxable years beginning before 1 January 2009 will be taxable at a maximum rate of 15%. Non-corporate US Holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favourable rate. The amount of the dividend should be treated as foreign-source dividend income and should not be eligible for the dividends-received deduction generally allowed to US corporation.

Dividends paid in pounds sterling should be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date of the US Holder's receipt of the dividend, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise a foreign currency gain or loss in respect of the dividend. A US Holder may have a foreign currency gain or loss if it does not convert the amount of such dividend into US dollars on the date of its receipt.

Sale and other disposition of Fiberweb Shares

A US Holder should recognise US-source capital gain or loss for US federal income tax purposes on a sale or other disposition of Fiberweb Shares in an amount equal to the difference between the US dollar value of the amount realised and the US Holder's tax basis, determined in US dollars. Such capital gain or loss should be long term if the US Holder has held the Fiberweb Shares for more than one year.

Passive Foreign Investment Company Rules

Fiberweb believes that it will not be considered a "passive foreign investment company" ("PFIC") for US federal income tax purposes for its current taxable year or in the foreseeable future. However, since PFIC status depends upon the composition of a company's income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that Fiberweb will not be considered a PFIC for any taxable year. If Fiberweb were treated as a PFIC for any taxable year during which a US Holder held a Fiberweb Share, certain adverse tax consequences could apply to the US Holder.

If Fiberweb is treated as a PFIC for any taxable year, gains recognised by such US Holder on a sale or other disposition of a Fiberweb Share would be allocated rateably over the US Holder's holding period for the Fiberweb Share. The amounts allocated to the taxable year of the sale or other disposition and to any year before Fiberweb became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of a Fiberweb Share in excess of 125% of the average of the annual distributions on Fiberweb Shares received by the US Holder during the preceding three years or the US Holder's holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including in mark-to-market election) to US Holders that may mitigate the adverse tax consequences resulting from PFIC status. It should be noted that if BBA has ever been a PFIC, certain US Holders may be subject to taxation under the PFIC provisions because of the Demerger. BBA has not examined its potential PFI status in all prior years.

In addition, if Fiberweb were to be treated as a PFIC in a taxable year in which it pays a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to certain non-corporate US Holders would not apply.

Information reporting and backup withholding

Payments of dividends on, and sales proceeds from the sale of, Fiberweb Shares that are made within the United States or through certain US-related financial intermediaries generally are subject to information reporting and to backup withholding unless the US Holder is a corporation or other exempt recipient or, in the case of backup withholding, the US Holder provides a correct tax payer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a US Holder will be allowed as a credit against the holder's US federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

21. ADMISSIONS TO TRADING AND DEALING ARRANGEMENTS

Application has been made to the UKLA for admission of the Ordinary Shares to the Official List and to the London Stock Exchange for admission of the Ordinary Shares to trading on its market for listed securities. It is expected that Admission will become effective and that dealing in the Ordinary Shares will commence by 8.00 a.m. on 17 November 2006.

The Ordinary Shares will be registered in the names of the Fiberweb Shareholders to whom they have been allotted and issued either:

(i) in Certificated Form, with the relevant share certificate to be despatched by post, at the Fiberweb Shareholder's risk, by 1 December 2006; or

(ii) in CREST, with delivery (to the designated CREST account) of the shares expected to take place on 17 November 2006 unless the Company exercises its right to issue such shares in Certificated Form.

No temporary documents of title will be issued. All documents or remittances sent by or to a Fiberweb Shareholder or as they may direct will be sent through the post at their own risk.

22. EXPENSES OF THE DEMERGER AND ADMISSION

The total costs in relation to the Demerger and Admission payable by BBA and the Company, including the London Stock Exchange fee, professional fees and the costs of preparation, printing

and distribution of this document, are expected to be approximately £25.3 million which will be paid by BBA.

23. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE DEMERGER AND ADMISSION

The interests of the Directors in the Ordinary Shares of the Company are as set out in paragraph 4.3 of this Part 10.

Under the terms of its engagement, BBA will pay Citigroup and Merrill Lynch in their capacity as Joint Sponsors and financial advisers a fee contingent on the completion of the Demerger and Admission.

24. CONSENTS

Deloitte & Touche LLP has given and not withdrawn its written consent to the inclusion of its reports and the references to such reports and to its name in the form and context in which they are included and has authorised the contents of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

Ernst & Young LLP has given and not withdrawn its written consent to the inclusion of its reports and the references to such reports and to its name in the form and context in which they are included and has authorised the inclusion of its reports for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

The Joint Sponsors have given and not withdrawn their written consent to the issue of this document with the inclusion herein of the references to their names in the form and context in which they appear.

25. DOCUMENTS ON DISPLAY

Copies of the following documents are available for inspection during usual Business Hours on any weekday (public holidays excepted) from the date of publication of this document until 16 November 2006, at the offices of Fiberweb, 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW and Slaughter and May, One Bunhill Row, London EC1Y 8YY:

(i) the Memorandum and Articles of Association;

(ii) the historical financial information for the Group for the last three years presented in part 8 of this document;

(iii) the letters of consent referred to in paragraph 24 (Consents) above;

(iv) the Accountant's report by Deloitte & Touche LLP on the financial information of the Company set out in Part 8: "IFRS interim financial information;"

(v) the Accountant's report by Deloitte & Touche LLP on the financial information of the Company set out in Part 8: "IFRS financial information;"

(vi) the Accountant's report by Deloitte & Touche LLP on the financial information of One Company set out in Part 8: "UK GAAP financial information;"

(vii) the Accountant's report by Deloitte & Touche LLP on the unaudited pro forma financial information of the Company set out in Part 10: "Unaudited pro forma financial information;"

(viii) the report by Ernst & Young LLP on the profit forecast set out in Part 7: "Operating and financial review;"

(ix) the Plans; and

(x) the Demerger Agreement.

PART 11

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act" or "Companies Act"	the Companies Act 1985, as amended;
"Admission"	the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's market for listed securities;
"Agent"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional information);
"Articles of Association" or "Articles"	the Articles of Association of the Company, as further described in paragraph 9 of Part 10 of this document;
"BBA"	BBA Group plc;
"BBA Board"	the board of directors of BBA;
"BBA Credit Facility"	the £10,000,000 multi-currency revolving credit facility made available to Fiberweb by BBA for the period from (and including) 1 October 2006 until the last business day before Admission pursuant to a revolving credit facility agreement dated 29 September 2006 between BBA (as lender) and Fiberweb;
"BBA Group"	BBA and its direct and indirect subsidiaries;
"BBA Ordinary Shares"	ordinary shares of 25 pence in the capital of BBA;
"BBA Share Register"	the register of members of BBA;
"BBA Shareholders"	holders of BBA Ordinary Shares;
"BBA Share Schemes"	the BBA Group 1994 Executive Share Option Scheme; the BBA Group 1995 Share Appreciation Rights Plan; BBA Group 2004 Long-Term Incentive Plan; the BBA Group 1994 Savings-Related Share Option Scheme; and the BBA Group 2004 Savings-Related Share Option Scheme;
"BBA Post-Demerger Group"	means BBA and its direct and indirect subsidiaries and subsidiary undertakings, excluding the Fiberweb Group;
"Blowitex"	Blowitex Vliesstoffe International GmbH;
"Board"	the board of directors of the Company;
"Bond"	has the meaning given to such term in paragraph 15 of Part 10 (Additional information);
"Business Day"	a day (other than a Saturday, Sunday or public holiday) on which banks are open for business (other than solely for trading and settlement in Euro) in London;
"Business Hours"	9.30 a.m. to 5.30 p.m. on a Business Day;
"Certificated" or "in Certificated Form"	not in Uncertificated Form;
"Citigroup"	Citigroup Global Markets Limited;
"CGUs"	cash generating units;
"CNC"	CNC International Co. Ltd;
"Code"	the Internal Revenue Code of 1986 (as amended);
"Combined Code"	the Combined Code on Corporate Governance;

"Company" or "Fiberweb"	Fiberweb plc, a public limited company, registered in England and Wales with registered number 5683352 and whose registered office is 1 Victoria Villas, Richmond-upon-Thames, London TW9 2GW;
"Consolidated BBA Shares"	the ordinary shares of BBA as consolidated pursuant to a share consolidation whereby every 25 BBA Ordinary Shares are consolidated into 21 consolidated BBA ordinary shares of $29\frac{16}{21}$ pence each;
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001) in respect of which CRESTCo Limited is the Operator (as defined in such Regulations);
"Demerger"	the demerger of the Fiberweb Business of BBA Group plc;
"Demerger Agreement"	the demerger agreement dated 30 October 2006 made between BBA and the Company;
"Demerger Dividend"	the special dividend to be declared on the BBA Group Ordinary Shares at the EGM;
"Demerger Record Time"	the close of business on 4.30 p.m. on 16 November 2006 being the latest time by which transfers of BBA Ordinary Shares must be received for registration by BBA in order to allow transferee's to be recognised as eligible for the Demerger Dividend;
"Demerger Resolution"	the resolution proposing the Demerger to be numbered 1 in the EGM Notice;
"Deposited Shares"	has the meaning given to such term in paragraph 7.3.4 of Part 10 (Additional information);
"Directors"	the directors of the Company, whose names are set out at pages 19 and 164 of this document;
"DRIP"	dividend reinvestment plan;
"DTT"	Deloitte Touche Tohmatsu;
"EBIT"	Operating profit before restructuring costs, non-recurring items, interest and tax;
"EBITDA"	Operating profit before restructuring costs, non-recurring items, interest, tax, depreciation and amortisation;
"EGM Notice"	the document to be despatched to BBA Shareholders giving notice of the EGM;
"EPS"	earnings per share;
"ESOP"	the Fiberweb Executive Share Option Plan details of which are set out at paragraph 7.5 of Part 10 (Additional Information);
"EU IAS Regulation"	Regulation on the application of International Accounting Standards (2002);
"Euro" or "€"	the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the treaty establishing the European Community;
"Excluded Territories"	Canada, Australia and Japan;
"Executive Directors"	the executive directors of the Company, whose names are set out at page 164 of this document;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of BBA to be held at New Connaught Rooms, 61–65 Great Queen Street, London WC2B 5DA at 2.15 p.m. on 16 November 2006;

"Facility"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional Information);
"Facility Agreement"	the facility agreement dated 19 October 2006 between Fiberweb as borrower, the Agent and the Lenders as more particularly described in paragraph 13.1 of Part 10 (Additional Information);
"FHL"	Fiberweb Holdings Limited;
"Fiberweb Business"	the business carried on by the Fiberweb Group;
"Fiberweb Group" or "Group"	the Company and its direct and indirect subsidiaries;
"Fiberweb Scheme"	the new Fiberweb pension scheme as more particularly described in paragraph 8.1 of Part 10 (Additional Information);
"Fiberweb Share Register"	the register of members of Fiberweb;
"Fiberweb Shareholder" or "Shareholder"	a holder of Ordinary Shares;
"Fractional Entitlement Shares"	has the meaning given to such term in paragraph 12 of Part 3(i) (Terms of the Demerger);
"FILOT"	Fee-in-lieu-of-fax;
"Free Plan"	has the meaning given to such term in paragraph 7.7.3 of Part 10 (Additional information);
"Free Shares"	has the meaning given to such term in paragraph 7.7.3 of Part 10 (Additional information);
"FRS"	Financial Reporting Standards;
"FSMA"	Financial Services and Markets Act 2000 (as amended);
"GPE"	Global Process Engineering as more particularly described in paragraph 8.1.2 of Part 5 Information on the Company;
"Group"	the Company and its subsidiary undertakings from time to time;
"IAS"	International Accounting Standards;
"IFRS"	International Financial Reporting Standards;
"Intra-Group Loans"	has the meaning given to such term in paragraph 12 of Part 10 (Additional Information);
"IPP"	the BBA Group Income Protection Plan as more particularly described in paragraph 8.1 of Part 10 (Additional Information);
"ITEPA"	Income Tax (Earnings and Pensions) Act 2003;
"JV Partners"	together Billing & Collection Service Co. Ltd and CPPC Plc;
"Joint Sponsors"	Citigroup and Merrill Lynch;
"Joint Sponsors' Agreement"	the joint sponsors' agreement dated 31 October 2006 between the Company, BBA and the Joint Sponsors;
"Lenders"	has the meaning given to such term in paragraph 13.1 of Part 10 (Additional information);
"Listing Rules"	the listing rules made by the UKLA under FSMA;
"London Stock Exchange"	the London Stock Exchange plc;
"LTIP"	the Fiberweb Long-Term Incentive Plan details of which are set out at paragraph 7.4 of Part 10 (Additional information);
"Matching Plan"	has the meaning given to such term in paragraph 7.7.5 of Part 10 (Additional information);
"Matching Shares"	has the meaning given to such term in paragraph 7.7.5 of Part 10 (Additional information);

"Memorandum"	the Memorandum of Association of the Company, as further described in paragraph 9 of Part 10 (Additional information) of this document;
"Merrill Lynch"	Merrill Lynch International;
"Official List"	the official list maintained by the UKLA for the purposes of Part VI of FSMA;
"Ordinary Shareholders"	the holders of Ordinary Shares;
"Ordinary Shares"	ordinary shares of 5 pence each in the share capital of the Company;
"Organschaft"	has the meaning given to such term in paragraph 13.2.17 of Part 10 (Additional information);
"Original Shares"	has the meaning given to such term in paragraph 5.1 of Part 10 (Additional information);
"Overseas Shareholders"	a Shareholder with a registered address outside of the United Kingdom;
"P&G"	Procter & Gamble;
"P&G Contracts"	has the meaning given to such term in paragraph 3 of Part 2 (Risk factors);
"Partnership Plan"	has the meaning given to such term in paragraph 7.7.4 of Part 10 (Additional information);
"Partnership Shares"	has the meaning given to such term in paragraph 7.7.4 of Part 10 (Additional information);
"PFIC"	passive foreign investment company;
"Plans"	the Share Matching Plan; the LTIP; the ESOP; the SAYE Scheme; and the SIP;
"Profit Forecast"	has the meaning given to such term in paragraph 7.2 of Part 7 (Operating and financial review);
"Prospectus"	the prospectus relating to Fiberweb dated 30 October 2006 accompanying this document;
"Prospectus Rules"	the prospectus rules made by the UKLA for the purposes of Part IV of FSMA;
"Qualifying Shareholders"	Shareholders on the Register on the Record Date except for Overseas Shareholders with a registered address in an Excluded Territory;
"R&D"	research and development;
"Register"	the register of members (holding their Ordinary Shares in Certificated Form) of the Company;
"Registrars"	Capita Registrars, a trading name of Capita IRG Plc;
"Regulatory Information Service"	one of the regulatory information services authorised by the UK Listing Authority to receive, process and disseminate regulatory information from listed companies;
"Remuneration Committee"	the Remuneration Committee established by the Board as more particularly described in paragraph 5.5 of Part 10 (Additional Information);
"Repayments"	has the meaning given to such term in paragraph 12 of Part 10 (Additional information);
"RoW" or "Rest of World"	the world excluding the Americas and Europe;

"SAR"	has the meaning given to such term in paragraph 21 of the Notes to the accounts contained in Part 8 (Financial information);
"SAYE Scheme"	the Fiberweb Savings-Related Share Option Scheme details of which are set out at paragraph 7.6 of Part 10 (Additional information);
"SDRT"	stamp duty reserve tax;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	United States Securities Act 1933;
"SEK"	the lawful currency of Sweden for the time being;
"Senior Managers"	those managers employed by the Fiberweb Group whose names are set out at page 165 of this document;
"Share Matching Plan"	the Fiberweb Deferred Share Matching Plan details of which are set out at paragraph 7.3 of Part 10 (Additional information);
"Simpsonville Plan"	the Amended and Restated BBA Nonwovens Simpsonville, Inc. Retirement Plan as more particularly described in paragraph 8.2 of Part 10 (Additional information);
"SIP"	the Fiberweb Share Incentive Plan details of which are set out at paragraph 7.7 of Part 10 (Additional information);
"SPP"	the BBA Group Stockholder Pension Plan as more particularly described in paragraph 8.1 of Part 10 (Additional information);
"sterling" or "£"	the lawful currency of the United Kingdom for the time being;
"Supply Agreement"	has the meaning given to such term in paragraph 14.1 of Part 10 (Additional information);
"Transitional Services Agreement"	the transitional services agreement dated 30 October 2006 between BBA and Fiberweb;
"TS"	technical services;
"TSR"	total shareholder return;
"UK GAAP"	the generally accepted accounting principles in the United Kingdom which are in force from time to time;
"UKLA" or "UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA;
"UK Scheme"	the IPP and the SPP;
"US Holder"	has the meaning given to such term in paragraph 20.4.2 (United States tax) in Part 10 (Additional information);
"Uncertificated Form"	recorded on the Register as being held in uncertificated form in CREST and title to which, by virtue of the Uncertificated Securities Regulations, may be transferred by means of CREST;
"Uncertificated Securities Regulations"	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755);
"United States" "US" or "USA"	the United States of America, its territories and dependencies;
"US Dollar" or "$"	the lawful currency of the United States for the time being; and
"Washougal Plan"	The BBA Nonwovens Washougal Retirement Plan for Hourly Employees as more particularly described in paragraph 8.2 of Part 10 (Additional information).

PART 12

GLOSSARY OF TECHNICAL TERMS

"ADL" or "acquisition and distribution layer" commonly found in diapers and some types of feminine hygiene products and adult incontinence products. A layer of material located between the topsheet and superabsorbent polymer layer (typically a high loft, carded material—see "carded"), which is designed to capture liquid and spread it out across the entire absorbent area of the product to minimise potential for leakage and/or odour;

"airlaid" a method of drylaid, nonwoven production. After an initial mechanical separation, fibres are introduced into an air-stream before being drawn off onto moving forming screen for bonding. The resultant web is high-loft and has the same mechanical characteristics in all directions. Typically, airlaid nonwovens contain a high proportion of woodpulp and may be combined with superabsorbent powders, binders or short staple fibres. Airlaid nonwovens are highly absorbent and are used in the absorbent cores of feminine hygiene products. Airlaid nonwovens are also used in wet and dry wipes because of its absorbency and low cost relative to other nonwovens;

"carded" in the carded process staple fibers are separated and "combed" (carded) into a web by being fed through toothed, rotating cylinders. The unbonded fibrous web can be bonded through thermal calendering (hot rollers), through adding chemical binding agents or hydroentangling with water jets (see "spunlace"). Carded products tend to cost more than spunbonded materials as they use pre-spun staple fibres. However, in comparison to spunbond or meltblown processes, carded material will offer better loft and softness. Carded nonwovens have applications in hygiene, wipes, apparel and filtration media;

"fabric softener sheets" a carrier sheet for fabric softener and scents for clothes used predominantly in domestic tumble dryers;

"hydro-entangled" see "spunlace";

"meltblown" is a process similar to spunbond in that fibres are spun directly by extruding solid polymer pellets (see "spunbond"). The key difference is in the use of high velocity air to make the fibres thinner. This "blowing" process results in a very fine denier (small diameter) of the fibres. This produces a web that is highly effective as filter media, barrier fabric or highly absorbent. Applications for meltblown nonwovens include filtration media, barrier fabrics and wipes;

"PET" or "polyethylene terephthalate" is a thermoplastic polymer of the polyester family. It is used extensively in industrial nonwoven applications, due to its tensile strength and heat stability. Polyester fabrics are easily dyed and printed with conventional equipment;

"PE", "polyethylene" or "polythene" a thermoplastic polymer derived from the polymerisation of ethene. Not widely used in hygiene nonwoven applications, but some niche applications where softness is required;

"PP" or "polypropylene" is the most widely used thermoplastic polymer for spunbond nonwovens production. It provides the highest yield (fibre per kilogram of polymer) and covering power at the lowest cost because of its low density and is easily recyclable;

"spunbond" in the spunbond nonwoven process a fabric is produced directly from polymer resins in a single continuous processs. Solid resin pellets are melted and extruded or spun into fibres, which are then cooled and deposited onto a moving laydown belt. The resultant "web" can then

be bonded or consolidated through a variety of means, most commonly thermal calender bonding. Because it is a continuous process it tends to be lower cost per unit than multi-step processes such as carding. Spunbond is used in hygiene, medical, fabric softener sheets, filtration media, furniture and bedding, automotive, geotextiles and roofing markets, to name a few;

"SMS" is a composite process and is a combination of spunbond and meltblown in a multi-layered structure (see "meltblown" and "spunbond"). SMS is usually produced on a single production line with alternate spunbond and meltblown extrusion units ("beams"). SMS is primarily used in hygiene applications such as baby diapers where strength, barrier properties and low basis-weight are required: for example, leg cuffs;

"spunlace" is a nonwoven fabric which has been consolidated using the hydro-entanglement bonding process. In the hydro-entanglement process, water is forced through perforated screens at high pressure. The jets of water are directed at the unbonded "web". Usually carded or airlaid webs are used, although any nonwoven web formation process can be used in theory. The unbonded web is drawn forward on a wire mesh conveyor. The waterjets cause the fibres to become entangled with one another, which has the effect of consolidating the web to form a fabric. Spunlace is predominantly used in wipes applications. Increasingly end-users are requiring a combination of airlaid nonwoven with hydro-entangling to reduce the cost of wipe substrate; and

"wetlaid" wetlaid nonwovens are produced in a process similar to paper-making. A slurry of water, staple fibres or pulp-based raw materials is collected on a screen. Water is removed by squeezing the web between calender rolls and dried in an oven. Wetlaid nonwovens are isotropic and strong and can be used for medical packs and gowns, filtration media and apparel.

BBA GROUP

BBA GROUP PLC – FORM OF PROXY

FOR USE OF ORDINARY SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING

RECEIVED
2011 APR 27 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Investor Code:

You will need to quote the above investor code if you want to submit your proxy electronically (see Note 6 below).
I/We the undersigned being a member(s) of BBA Group plc entitled to attend and vote at the Extraordinary General Meeting of the Company hereby appoint the Chairman of the Meeting (see Note 1 below)

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Extraordinary General Meeting of the Company to be held on 16 November 2006 at 2.15 pm or at any adjournment thereof:

	RESOLUTION	FOR	AGAINST	WITHHELD	DISCRETIONARY
1	To approve the demerger of the Fiberweb Business				
2	To declare a dividend *in specie* of Fiberweb Shares and authorise the directors to pay such dividend and to sell Fiberweb Shares which represent fractional entitlements				
3	To approve the consolidation of the BBA Shares and authorise the directors to sell Consolidated BBA Shares which represent fractional entitlements				
4	To authorise the directors to do all such acts as they consider necessary or expedient in order to give effect to the Demerger and to the consolidation of the BBA Shares				
5	To authorise the directors to make market purchases of Consolidated BBA Shares up to a maximum aggregate number of 61,703,112				
6	To approve the BBA 2006 Deferred Bonus Plan				
7	To approve the BBA 2006 Long-Term Incentive Plan				
8	To approve the BBA 2006 Executive Share Option Plan				
9	To approve the Fiberweb Deferred Share Matching Plan				
10	To approve the Fiberweb Long-Term Incentive Plan				
11	To approve the Fiberweb Executive Share Option Plan				
12	To approve the Fiberweb Share Incentive Plan and the Fiberweb Savings-Related Share Option Scheme				

IF YOU WANT YOUR PROXY TO VOTE IN A CERTAIN WAY ON THE RESOLUTIONS SPECIFIED, PLEASE PLACE A MARK IN THE RELEVANT BOXES. IF YOU SELECT 'DISCRETIONARY' OR FAIL TO SELECT ANY OF THE GIVEN OPTIONS, YOUR PROXY CAN VOTE AS HE OR SHE CHOOSES OR CAN DECIDE NOT TO VOTE AT ALL. THE VOTE WITHHELD OPTION IS PROVIDED TO ENABLE YOU TO INSTRUCT YOUR PROXY NOT TO VOTE ON ANY PARTICULAR RESOLUTION. HOWEVER, IT SHOULD BE NOTED THAT A VOTE WITHHELD IN THIS WAY IS NOT A 'VOTE' IN LAW AND WILL NOT BE COUNTED IN THE CALCULATION OF THE PROPORTION OF THE VOTES 'FOR' AND 'AGAINST' A RESOLUTION.

Signature ______________________ Date ______________________ 2006

Notes

1. If you wish to appoint as proxy any other person delete "The Chairman of the Meeting" and insert the name and address of your proxy. The alteration must be initialled. The Proxy need not be a member of the Company.
2. In respect of this form of proxy, only ordinary shareholders may vote on the resolutions set out.
3. In the case of a corporation, the proxy must be executed under its seal or under the hand of its duly authorised representatives or attorney.
4. In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of all other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members.
5. To be valid, this form must be received by BBA Group plc's registrars together with a power of attorney or other authority, if any, under which it is signed not later than 48 hours before the time of the meeting. Completion and return of the form will not preclude ordinary shareholders attending and voting at the meeting should they subsequently wish to do so.
6. To register your proxy electronically using the web-based voting facility, log on to BBA Group plc's registrars' website at www.capitaregistrars.com, select "E-Communications (Shareholders)" and follow the instructions. You will require the investor code (IVC) as printed above. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service should refer to Note 4 in the Notice of Extraordinary General Meeting.

Admission Card

Admission card for use of Ordinary Shareholders at the Extraordinary General Meeting to be held on 16 November 2006 at 2.15 pm at New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA.

If you are attending the meeting, please sign this card and hand it in on arrival at the meeting. If you have completed a Form of Proxy and appointed a person other than the Chairman of the Meeting to attend and vote on your behalf, both you and your proxy must sign this card.

Signature of shareholder ______________________ Date ______________________

Signature of proxy ______________________ Date ______________________

Investor Code:

N.B. A DULY APPOINTED PROXY MAY ATTEND THE MEETING AND VOTE ON A POLL ON YOUR BEHALF BUT IF HE OR SHE IS NOT A MEMBER OF THE COMPANY, HE OR SHE CANNOT SPEAK NOR CAN HE OR SHE VOTE ON A SHOW OF HANDS.

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BUSINESS REPLY SERVICE
Licence No MB122

1

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own independent financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if not, from another appropriately authorised independent professional adviser.

If you have sold or otherwise transferred all of your shares in BBA Group plc ("BBA" or the "Company"), please forward this document and the accompanying form of proxy (the "Form of Proxy"), as soon as possible, to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. If you have sold part only of your holding of shares in BBA, please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

BBA Group plc

(incorporated in England and Wales under the Companies Acts 1862 to 1893 with registered number 53688)

Proposed change of name to BBA Aviation plc

Notice of Extraordinary General Meeting

Your attention is drawn to the letter from the Chairman of BBA which is set out below. The letter contains the recommendation that you vote in favour of the special resolution to be proposed at the Extraordinary General Meeting referred to below.

Notice of the Extraordinary General Meeting of BBA (the "Name Change EGM") to be held at the New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA at 2 p.m. on 16 November 2006, is set out at the end of this document. BBA shareholders will find enclosed a form of proxy for use in connection with the resolution to be proposed at the Name Change EGM. Whether or not you intend to attend the Name Change EGM, you are requested to complete the Form of Proxy. To be valid, the Form of Proxy must be completed and signed in accordance with the instructions thereon and returned by post or (during normal business hours only) by hand so as to be received by BBA's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 2 p.m. on 14 November 2006, being 48 hours before the time appointed for the holding of the Name Change EGM. The completion and return of the Form of Proxy will not affect your right to attend and vote in person at the Name Change EGM if you wish to do so (and are so entitled).

If you would like to submit your proxy vote electronically, you can do so by visiting BBA's registrars' website, www.capitaregistrars.com, and selecting "E-Communications (Shareholders)". You will require your unique investor code which is shown on the Form of Proxy. The deadline for the receipt of electronic proxies is 2 p.m. on 14 November 2006 (48 hours before the Name Change EGM). Do not disclose your investor code to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold ordinary shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction to BBA's registrars, Capita Registrars (CREST participant ID RA10), so that it is received no later than 2 p.m. on 14 November 2006. The return of the completed CREST proxy instruction will not prevent you from attending the Name Change EGM and voting in person if you wish to do so (and are so entitled).

LETTER FROM THE CHAIRMAN OF BBA GROUP PLC

(incorporated in England and Wales under the Companies Acts 1862 to 1893
with registered number 53688)

Directors		*Registered Office*
Roberto Quarta	Non-Executive Director, Chairman	7th Floor
Michael Harper	Group Chief Executive	20 Balderton Street
Andrew Wood	Group Finance Director	London
Bruce Van Allen	President and CEO, BBA Aviation Services	W1K 6TL
Nick Land	Non-Executive Director	
Bob Phillips	Non-Executive Director	
John Roques	Non-Executive Director	
David Rough	Non-Executive Director	
Richard Stillwell	Non-Executive Director	

To holders of ordinary shares

24 October 2006

Dear Shareholder

Proposed change of name to BBA Aviation plc

1. Introduction

On 28 April 2006, the BBA Board announced that it was progressing plans to demerge BBA's Fiberweb nonwovens business and seek a separate listing for it (the "**Demerger**"). Today a further announcement published further details of the Demerger.

The Demerger is subject to the satisfaction of a number of conditions, including the approval of BBA shareholders. Further details are set out in today's announcement. It is expected that the circular (the "**Circular**") setting out details of the Demerger and the prospectus concerning Fiberweb plc will be posted to BBA shareholders on or about 31 October 2006.

The Circular will include a notice convening a separate extraordinary general meeting (the "**Demerger EGM**") which will seek BBA shareholders' approval of the Demerger and certain associated matters. It is anticipated that the Demerger EGM will be held at the same venue as (and shortly after the conclusion of) the extraordinary general meeting convened by the attached notice (the "**Name Change EGM**"). Completion of the Demerger is expected on or about 17 November 2006.

Your Board proposes that on, and subject to, completion of the Demerger, the Company is renamed BBA Aviation plc. The Board believes that the name BBA Aviation plc will better reflect the operations of the Company after the Demerger.

2. Extraordinary General Meeting

A notice convening the Name Change EGM to be held at the New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA at 2 p.m. on 16 November 2006, at which a special resolution to change the name of the Company to BBA Aviation plc on, and subject to, completion of the Demerger will be proposed, is set out at the end of this document. To approve the change of name, not less than 75 per cent. of those voting (whether in person or by proxy) must vote in favour of the resolution.

3. Action to be taken

The Form of Proxy for use by BBA shareholders in connection with the Name Change EGM accompanies this letter. Whether or not you intend to attend in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand, but in any event so as to be received by BBA's registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, no later than 2 p.m. on 14 November 2006 (48 hours before the meeting).

Unless the Form of Proxy is received by the date and time specified above, it will be invalid. The completion and return of the Form of Proxy will not prevent you from attending and voting in person at the Name Change EGM if you wish to do so (and are so entitled).

If you would like to submit your proxy vote electronically you can do so by visiting BBA's registrars' website, www.capitaregistrars.com, and selecting "E-Communications (Shareholders)". You will require your unique investor code which is shown on the Form of Proxy. The deadline for the receipt of electronic proxies is 2 p.m. on 14 November 2006 (48 hours before the Name Change EGM). Do not disclose your investor code to anyone else, unless you wish them to give instructions on your behalf. Any electronic communications found to contain a virus will not be accepted.

If you hold BBA ordinary shares in CREST, you may appoint a proxy by completing and transmitting a CREST proxy instruction to BBA's registrars, Capita Registrars (CREST participant ID RA10), so that it is received no later than 2 p.m. on 14 November 2006.

4. Recommendation

The Directors consider the change of name to be in the best interests of BBA and BBA shareholders as a whole. Accordingly, the Directors unanimously recommend you to vote in favour of the special resolution set out in the notice convening the Name Change EGM as the Directors intend to do in respect of their own beneficial shareholdings, amounting in aggregate to 203,999 BBA ordinary shares, which represent approximately 0.042% of the issued ordinary share capital of BBA as at 20 October 2006, the latest practicable date before posting of this document.

Yours faithfully

Roberto Quarta
Non-executive Chairman

BBA GROUP PLC

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of BBA Group plc (the "**Company**") will be held at the New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA on 16 November 2006 at 2 p.m. for the purposes of considering and, if thought fit, passing the following resolution as a special resolution:

Special Resolution

THAT, conditional upon completion of the demerger of the Company's Fiberweb nonwovens business (which will take place upon the ordinary shares in Fiberweb plc being admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's market for listed securities), the name of the Company be changed to BBA Aviation plc.

Dated: 24 October 2006

By order of the Board

Sarah Shaw
Company Secretary

Registered office:

7th Floor
20 Balderton Street
London
W1K 6TL

Registered in England and Wales, registered number 53688.

Notes:

1. A member of the Company entitled to attend and vote at the meeting may appoint a proxy or proxies to attend and, on a poll, vote instead of him and a form is enclosed for the use of members unable to attend the meeting. Members who have lodged Forms of Proxy are not thereby prevented from attending the meeting and voting in person if they so wish. A proxy need not be a member of the Company.
2. To be effective, the Form of Proxy (together with any power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority) must be lodged at the offices of Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, not later than 48 hours before the time appointed for the holding of the meeting or adjourned meeting or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for the taking of the poll at which it is to be used.
3. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those members entered on the Register at 6.00 p.m. (London time) on the day two days before the meeting or, in the event that this meeting is adjourned, in the register of members as at 6.00 p.m. on the day two days before the date of the meeting or any adjourned meeting shall be entitled to attend and vote at the relevant meeting in respect of the number of ordinary shares registered in their names at any time. Changes to the entries on the register of members after this time, or in the event that this meeting is adjourned, in the register of members after 6.00 p.m. on the day two days before the date of the adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting or any adjourned meeting.
4. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the Company's agent, Capita Registrars (CREST participant ID RA10) not later than 48 hours before the time appointed for the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that CRESTCo does not make available special procedures in CREST for particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

BBA GROUP PLC – FORM OF PROXY

FOR USE OF ORDINARY SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING

Investor Code:

You will need to quote the above investor code if you want to submit your proxy electronically (see Note 6 below).
I/We the undersigned being a member(s) of BBA Group plc entitled to attend and vote at the Extraordinary General Meeting of the Company hereby appoint the Chairman of the Meeting (see Note 1 below)

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Extraordinary General Meeting of the Company to be held on 16 November 2006 at 2.00 pm or at any adjournment thereof:

	RESOLUTION	FOR	AGAINST	WITHHELD	DISCRETIONARY
1	To approve the change of name				

IF YOU WANT YOUR PROXY TO VOTE IN A CERTAIN WAY ON THE RESOLUTION SPECIFIED, PLEASE PLACE A MARK IN THE RELEVANT BOX. IF YOU SELECT 'DISCRETIONARY' OR FAIL TO SELECT ANY OF THE GIVEN OPTIONS, YOUR PROXY CAN VOTE AS HE OR SHE CHOOSES OR CAN DECIDE NOT TO VOTE AT ALL. THE VOTE WITHHELD OPTION IS PROVIDED TO ENABLE YOU TO INSTRUCT YOUR PROXY NOT TO VOTE ON ANY PARTICULAR RESOLUTION. HOWEVER, IT SHOULD BE NOTED THAT A VOTE WITHHELD IN THIS WAY IS NOT A 'VOTE' IN LAW AND WILL NOT BE COUNTED IN THE CALCULATION OF THE PROPORTION OF THE VOTES 'FOR' AND 'AGAINST' A RESOLUTION.

Signature ______________________ Date ______________ 2006

Notes

1. If you wish to appoint as proxy any other person delete "The Chairman of the Meeting" and insert the name and address of your proxy. The alteration must be initialled. The Proxy need not be a member of the company.
2. In respect of this form of proxy, only ordinary shareholders may vote on the resolutions set out.
3. In the case of a corporation, the proxy must be executed under its seal or under the hand of its duly authorised representatives or attorney.
4. In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of all other joint holders. For this purpose, seniority will be determined by the order in which the names stand in the register of members.
5. To be valid, this form must be received by BBA Group plc's registrars together with a power of attorney or other authority, if any, under which it is signed not later than 48 hours before the time of the meeting. Completion and return of the form will not preclude ordinary shareholders attending and voting at the meeting should they subsequently wish to do so.
6. To register your proxy electronically using the web-based voting facility, log on to BBA Group plc's registrars' website at www.capitaregistrars.com, select "E-Communications (Shareholders)" and follow the instructions. You will require the investor code (IVC) as printed above. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service should refer to Note 4 in the Notice of Extraordinary General Meeting.

Admission Card

Admission card for use of Ordinary Shareholders at the Extraordinary General Meeting to be held on 16 November 2006 at 2.00 pm at New Connaught Rooms, 61-65 Great Queen Street, London WC2B 5DA.

If you are attending the meeting, please sign this card and hand it in on arrival at the meeting. If you have completed a Form of Proxy and appointed a person other than the Chairman of the Meeting to attend and vote on your behalf, both you and your proxy must sign this card.

Signature of shareholder ______________________ Date ______________________

Signature of proxy ______________________ Date ______________________

Investor Code:

N.B. A DULY APPOINTED PROXY MAY ATTEND THE MEETING AND VOTE ON A POLL ON YOUR BEHALF BUT IF HE OR SHE IS NOT A MEMBER OF THE COMPANY, HE OR SHE CANNOT SPEAK NOR CAN HE OR SHE VOTE ON A SHOW OF HANDS.

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BUSINESS REPLY SERVICE
Licence No MB122

Capita Registrars (Proxies)
PO Box 25
Beckenham
Kent BR3 4BR

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INTERIMS

BBA GROUP 2006 INTERIM REPORT



Aviation

Our strategy is to continue to focus on aviation flight support and the aftermarket, particularly on the growing business aviation market.

CONTENTS

FINANCIAL HIGHLIGHTS (UNAUDITED)

£m (other than percentages and per share amounts in pence)	First half 2006	First half 2005	Full year 2005
Revenue (continuing operations)	**802.8**	740.2	1,510.8
Underlying operating profit*			
Continuing operations	**64.3**	68.0	129.6
Operating (loss)/profit from continuing operations	**(20.6)**	55.9	61.9
Underlying operating margin			
Continuing operations	**8.0%**	9.2%	8.6%
Net interest	**(12.6)**	(12.5)	(21.4)
Underlying profit before tax from continuing operations	**51.7**	55.5	108.2
Restructuring costs and non-recurring items	**(84.7)**	(12.1)	(49.3)
(Loss)/profit before tax from continuing operations	**(33.0)**	43.4	[illegible]
Profit after tax from discontinued operations	-	2.5	1.9
(Loss)/profit on disposal after tax	-	26.8	21.5
Profit for the period	**(24.6)**	54.6	75.3
Basic earnings per ordinary share			
Continuing and discontinued operations:			
Before restructuring costs and non-recurring items	**7.4p**	9.2p	18.3p
Unadjusted	**(5.0p)**	12.6p	15.5p
Continuing operations:			
Before restructuring costs and non-recurring items	**7.4p**	6.7p	17.9p
Unadjusted	**(5.0p)**	6.9p	11.0p
Dividends per ordinary share	**3.6p**	3.5p	11.0p
Cash generated by operations	**44.2**	63.5	137.7
Free cash flow**	**(9.6)**	16.9	46.3
Net debt	**(576.9)**	(546.4)	(577.1)
Net debt to EBITDA***	**2.9x**	2.6x	2.6x

* operating profit before restructuring costs and non-recurring items

** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure

*** EBITDA being underlying operating profit before depreciation and amortisation

INTRODUCTION

We have made good progress in our Aviation businesses with both sales and operating profit well ahead of the prior period. We expect to make further good progress in the second half of the year. Fiberweb continued to suffer from difficult trading conditions, but we expect to see an improvement in performance in the second half over the first half as a result of management actions already implemented.

The Board remains committed to the demerger of Fiberweb, and expects that documentation will be posted to shareholders before the end of October 2006 and that the demerger will be completed before the end of November 2006.

INTERIM STATEMENT (UNAUDITED)


+8%

Revenue from continuing operations
Sales have grown from £740.7 million to £902.8 million


+18%

Flight Support
Sales in total grew by 18% to £284.5 million

INTERIM RESULTS 2006

Revenue from continuing operations increased by 8 per cent to £902.8 million (2005: £740.7 million). At constant exchange rates, revenue was 4 per cent higher. Underlying operating profit reduced by 5 per cent to £64.2 million with a strong performance by our Aviation businesses more than offset by a reduction in profitability at Fiberweb, which continued to suffer from high raw material and energy costs and generally difficult trading conditions. Operating margins reduced to 8.0 per cent (2005: 7.2 per cent) due in particular to the increased raw material and energy costs at Fiberweb.

The Group produced underlying pre tax profit from continuing operations of £51.7 million (2005: £55.5 million). Movements in exchange rates benefited the comparison to the prior period by £2.2 million with the average dollar rate for the half year at $1.78 (2005: $1.88) and for the Euro at €1.45 (2005: €1.45). Adjusted earnings per share were 7.4p (2005: 8.7p).

There was a significant level of restructuring and non-recurring costs, including asset impairments, in the period of £34.7 million (2005: £12.1 million) of which £73.0 million related directly to Fiberweb. In addition, a further £8.3m of cash costs were incurred in the period in relation to the expected demerger. The costs relating directly to Fiberweb can be categorised under two main headings: the previously announced North American Hygiene reorganisation of £35.3 million (cash £2.7 million); and an impairment charge of £26.4 million in respect of wipes assets in Europe and North America reflecting a significant worsening of conditions in these markets since the end of last year. After absorbing these restructuring and non-recurring costs, the loss for the period was £(24.6) million (2005: profit £54.8 million including a profit on disposal of £20.8 million). Unadjusted earnings per share were (5.0) p (2005: 6.9 p).

Cash flow from operations was up 4 per cent to £66.2 million (2005: £63.5 million) and there was a free cash outflow of £(7.4) million (2005: inflow £16.7 million). The reduced free cash flow was caused by higher capital expenditure of £51.3 million in the current year compared with £30.4 million in the first half of 2005. The Group invested £43.2 million in acquisitions during the period (2005: £10.4 million) to expand into aviation components licensing and to add to our business aviation network. Fiberweb also made a small acquisition in Europe.

Aviation

Flight Support (Formerly Airport Services)

Sales in total grew by 18 per cent to £284.5 million. Excluding the impact of fuel price increases and movements in exchange rates, sales increased by 4 per cent. Underlying operating profit increased to £34.2 million from £32.4 million despite being impacted by a weak de-icing season for ASIG, which reduced operating profit by approximately £2 million compared with the prior period. Excluding the movement in exchange rates, underlying operating profit was broadly unchanged. Operating margins reduced to 12.0 per cent from 13.4 per cent of which approximately half related to increased fuel prices.

At Signature (Business Aviation), we have continued to see growth from the fractional operators with fuel volumes up 5 per cent. Overall organic growth in revenues during the first half was approximately 3 per cent. We have continued to add to the network with the addition of La Quinta in California for £4.9 million and we have also purchased a further 40 per cent of the shares in Athens Aviation for £1.2 million taking our stake up to 91 per cent. We have recently negotiated network-wide deals with another fractional operator and a major charter business,

which should improve volumes in the second half of the year.

At ASIG, we have continued to expand our Technical Services operations, providing an increasing amount of Ground Support Equipment maintenance for North West Airlines at a number of locations. ASIG was named "Best Airport Operator" for fuel services for the second year running in an independent survey of airlines conducted by Amburst.

Overall, we expect our Flight Support businesses to continue to perform well in the second half of the year.

Aftermarket Services and Systems (Formerly MRO)

Sales increased by 13 per cent to £208.9 million. Organic growth excluding exchange rate movements was approximately 8 per cent. Underlying operating profit increased by 37 per cent to £23.3 million with operating margins recovering strongly from 9.2 per cent in the prior period to 11.2 per cent due to the benefits of productivity initiatives, increased volumes and the improving mix of sales following the acquisition of Ontic in February. Exchange rate movements provided £0.7 million of the increase in operating profit.

In Engine Repair, the new PW300/500 authorisations together with strong demand for Tay and TFE731 overhauls were the drivers of growth in the US businesses and in the UK the new authorisation for Pratt and Whitney JT15D started to generate revenue. Across both businesses, savings associated with the productivity initiatives instigated in 2005 boosted earnings. Dallas Airmotive received Rolls-Royce approval to support the Tay 511-8c engines installed on the latest model of the Gulfstream IV aircraft.

The components and parts distribution businesses had a good first half with the recently acquired Ontic business performing strongly. We are working on a number of significant new licensing opportunities to further expand Ontic's portfolio of products. In APPH, there was strong demand for landing gear and hydraulic systems; we were awarded the Korean Helicopter Programme contract worth $7 million over 6 years and the Amoni acquisition, which has been successfully integrated, is performing well.

Oxford Aviation has experienced a significant improvement in demand for pilot training and the airport has seen increasing levels of business jet activity. We are planning to invest to increase hangar space, to improve the runway and to introduce an integrated landing system (ILS) that will further increase the capacity at the airport.

Becorit, our rail braking business in Germany, continues to perform satisfactorily.

We anticipate continued good performance in the second half of the year.

Fiberweb

Sales at Fiberweb of £309.6 million were relatively stable (2005: £313.7 million) with the impact of the Toronto closure reducing sales by some £6 million compared with the prior period. Underlying operating profit fell to £11.5 million compared with £23.1 million in 2005 due to difficult markets in general (with continued over-capacity in wipes in particular) and high raw material and energy costs which reduced profits by some £5 million compared to the prior period. Operating margins fell to 3.7 per cent from 7.4 per cent.

Since the beginning of the year, the cost of polypropylene has remained relatively stable in the USA and Europe but remains some 13 per cent higher on average than in the first half of 2005.

Fiberweb is making good progress on a number

Best airport operator
ASIG was named "best airport operator" for fuel services for the second year running.

APPH landing gear
We were awarded the Korean Helicopter Programme contract worth $7 million over 6 years.

New housewrap product
The launch of Coastal Wrap has attracted much interest and is scheduled for early 2007.

of restructuring and productivity initiatives that are expected to benefit the second half of the current year and provide a full year's benefit during 2007. In the North America Hygiene business, the closure of the Toronto site and the reconditioning and relocation of the two production lines to Mexico and Berlin has been completed and the lines are now in the process of being recommissioned. The further reorganisation announced at the end of April, involving the closure of four production lines in the USA, is on schedule to be completed in the autumn of the current year. The overall cost of this project of £35.3 million (£2.7 million cash) is higher than the £26 million originally anticipated due to a reassessment of the value of the land and buildings at the Simpsonville, SC site and the creation of a provision for the future operating costs of the buildings associated with the closed lines. Other productivity initiatives in the Industrial business relating to waste re-cycling are on-track to make a contribution during the last quarter.

In the Industrial business, our filtration and dryer sheet businesses have performed strongly and are operating at capacity. The housewrap business continues to grow, albeit there are now some signs of a weaker market. The launch of a new housewrap product (Coastal Wrap) designed to withstand hurricane force winds has attracted much interest and is scheduled for early in 2007. At the end of July, the Old Hickory site in Nashville suffered from an external power supply failure which has impacted H2 operating profit by approximately £2 million. Action is being taken to mitigate the impact of this unforeseen event but it will not be possible fully to offset the financial impact by the year-end. The European geotextile business is suffering from high utility costs and significant over-capacity in the market and we are reassessing our strategy for this business. Sales and marketing personnel have been recruited in Brazil to accelerate the growth of industrial products in South America and more production capacity has recently been commissioned, which was transferred from Simpsonville.

In the Hygiene business, the focus has been on cost reduction and further improving customer relationships. Wipes markets have been particularly difficult with significant over-capacity and branded players losing market share to private label, which is adding to price pressure. We have renegotiated the P&G wipes contract in North America, extending its life with somewhat reduced volumes. As a result of this, and the difficult situation in European wipes markets, Fiberweb has reassessed the carrying value of the assets and goodwill associated with its wipes businesses and has decided to make an impairment charge of £26.6 million (£14.6 million relating to the goodwill associated with the Tecnofibra acquisition made in 2003 and the balance of £12.0 million relating to the HEF3 wipes line at Bethune, SC). Other impairments of a small number of lines amounted to £9.1m. In China, Fiberweb's airlaid plant is operating at capacity and we are considering expansion options. Major investments in a new spunbond line in Sweden and the new airlaid line in Italy are progressing well. As a result of these investments, together with the relocation and reconditioning of the lines from Toronto, capital expenditure increased to £29.3 million (2005: £15.0 million).

Trading conditions at Fiberweb remain particularly challenging, but we expect to see an improvement in performance during the second half over the first half as a result of management actions already implemented.

Financial Results
Turnover from continuing operations of £302.8 million was 6 per cent higher than the prior year (2005: £740.7 million).

Adjusted earnings per share on a continuing basis were 7.4p (2005: 3.7p). Basic earnings per share (unadjusted) were (5.0)p (2005: 6.9p).

Underlying operating profit was 5 per cent lower at £64.3 million (2005: £68.0 million). Operating margins were 8 per cent lower than the prior year of 9.2 per cent.

Underlying earnings before interest, taxation, depreciation and amortisation (EBITDA) were £101.3 million (2005: £105.0 million).

Restructuring costs and non-recurring items amounted to £84.7 million (2005: £12.1 million) of which £73.0 million (2005: £1.8 million) related directly to Fiberweb:

	Cash £m	Non-cash £m	Total £m
Fiberweb			
Restructuring	3.5	22.9	34.3
Asset impairments	-	19.3	19.3
Goodwill impairment	-	14.6	14.6
PP ledge	2.2	-	2.2
	6.2	66.8	73.0
Aviation			
Restructuring	1.9	-	1.9
Other	0.8	-	0.8
	2.7	-	2.7
Unallocated Corporate			
Restructuring	0.7	-	0.7
Demerger costs	8.3	-	8.3
	9.0	-	9.0
Total	17.9	66.8	84.7

The net interest charge of £12.6 million was unchanged from the prior period with the adverse impact of higher US dollar interest rates and exchange rates being offset by the inclusion in the prior period of a £2.6 million charge in respect of a dividend on preference shares that were redeemed in June 2005. Interest cover was 5.1 times (2005: 5.6 times).

Underlying pre tax profit at £51.7 million was 7 per cent lower than the prior year of £55.5 million.

There was a total loss for the period of £24.6 million (2005: profit £54.8 million) after absorbing restructuring and non-recurring items (analysed above) of £84.7 million (2005: £12.1 million, with the prior period also including the profit on disposal of businesses of £20.8 million (current period £nil)).

The effective tax rate was 30 per cent (2005: 28 per cent) with the increase in the rate reflecting a shift in the mix of profits from Europe to the USA with the increasing Aviation content and a lack of capacity in the UK which has been impacted by the sale and demerger costs.

The Group improved the cash generated by operations to £64.2 million (2005: £63.5 million) with the significantly reduced working capital outflow (2006: £(5.4) million, 2005: £(28.4) million) more than offsetting the reduced operating profit during the first six months of the year. There was a free cash outflow of £(5.4) million (2005: inflow £16.9 million) with the reduced free cash flow caused by higher capital expenditure of £53.3 million in the current year compared with £30.4 million in the first half of 2005. We invested £49.2 million in acquisitions during the period (2005: £10.8 million) to expand into components licensing and to add to our business aviation network. We also made a small acquisition for Fiberweb in Europe.

Capital expenditure increased to £53.3 million (2005: £30.4 million) and represents 1.6 times depreciation (2005: 0.8 times). Aviation expenditure amounted to £23.4 million (2005: £15.4 million) with the increase principally relating to investment in our FBO facilities Boston, Teterboro and Paris and in the start up of our new commercial handling operation at Bangkok airport. Fiberweb expenditure amounted to £29.8 million (2005: £15.0 million) with the increase relating to the investment in new lines in Europe and the relocation of lines from Toronto.

Net debt was £576.9 million (2005 year end: £527.1 million) due to the impact of exchange rates on the translation of our dollar debt which reduced net debt by £47.4 million offsetting a net cash outflow of £97.2 million in the period.

Demerger of Fiberweb
The Board remains committed to the demerger of Fiberweb and believes that this strategy is in the best interests of shareholders. The Group expects that documentation will be posted to shareholders before the end of October 2006 and that the demerger will be completed before the end of November 2006.

It is currently intended that prior to the demerger of Fiberweb, Richard Stillwell, who has been a non-executive director of BBA since 1993, will resign from the BBA Board and join the Fiberweb Board as Chairman of the remuneration committee. It is also currently intended that Peter Hickman will join the Fiberweb Board as Chairman of the audit committee. Once appointed, Richard and Peter will join Malcolm Coster (Chairman), Daniel Dayan (Chief Executive) and Simon Bowles (Finance Director).

Interim Dividend and Dividend Policy
In light of the impending demerger, the Board has reviewed BBA's dividend policy. The Board has, in particular, had regard to the level of dividend cover, the overall indebtedness of the Group and the investment opportunities for both businesses. As a result of the review, the Board believes it is appropriate to rebase dividend payments. In the future, the aggregate of the dividends from the continuing Group and the demerged Fiberweb business is expected to equate to approximately 60 per cent of the Group's current total dividend.

The Board has recommended that the interim dividend be maintained at 3.5 pence per share.

Outlook
We have made good progress in our Aviation businesses with both sales and operating profit well ahead of the prior period. We expect to make further good progress in the second half of the year. Trading conditions at Fiberweb remain particularly challenging but we expect to see an improvement in performance during the second half over the first half as a result of management actions already implemented.

Roberto Quarta, Chairman
Michael Harper, Chief Executive
31 August 20

GROUP INCOME STATEMENT (UNAUDITED)

	Notes	Underlying* £m	Note 1 £m	First half 2006 £m	Underlying* £m	Note 1 £m	First half 2005 £m	Underlying* £m	Note 1 £m	Full year 2005 £m
Continuing operations										
Revenue	1	882.8	-	882.8	740.7	-	740.7	1,510.8	-	1,510.8
Cost of sales		(734.2)	(21.6)	(755.8)	(592.2)	-	(592.2)	(1,218.2)	(15.9)	(1,234.1)
Gross profit		148.6	(21.6)	127.0	148.5	-	148.5	292.6	(15.9)	276.7
Distribution costs		(33.3)	-	(33.3)	(33.0)	-	(33.0)	(65.7)	-	(65.7)
Administrative expenses		(52.1)	(16.6)	(44.7)	(49.4)	-	(49.4)	(102.1)	(3.2)	(105.3)
Other operating income		1.8	-	1.8	1.5	-	1.5	4.4	3.1	7.5
Share of results of associates		0.4	-	0.4	0.7	-	0.7	1.0	-	1.0
Other operating expenses		(1.1)	(9.1)	(10.2)	-	(1.5)	(1.5)	(0.6)	(6.2)	(6.8)
Restructuring costs		-	(39.4)	(39.4)	-	(9.3)	(9.3)	-	(24.8)	(24.9)
Loss on disposal of businesses		-	-	-	-	(1.3)	(1.3)	-	(1.3)	(1.3)
Operating profit/(loss) from continuing operations	1	64.3	(84.7)	(20.4)	66.0	(12.1)	55.9	129.6	(65.3)	61.3
Investment income		19.7	-	19.7	11.6	-	11.6	35.4	-	35.4
Finance costs		(22.3)	-	(22.3)	(24.1)	-	(24.1)	(57.2)	-	(57.2)
Profit/(loss) before tax		61.7	(84.7)	(23.0)	55.5	(12.1)	43.4	109.2	(48.7)	59.7
Tax	4	(15.8)	23.9	8.4	(15.9)	4.0	(11.9)	(27.7)	16.7	(8.0)
Profit/(loss) for the period from continuing operations		34.2	(60.8)	(24.4)	39.6	(8.1)	31.5	34.5	(32.4)	51.7
Profit after tax from discontinued operations		-	-	-	2.5	-	2.5	1.9	-	1.9
Profit on disposal after tax		-	-	-	-	20.9	20.4	-	21.5	21.5
Profit/(loss) for the period		34.2	(60.8)	(24.4)	47.1	12.7	54.8	96.4	(11.1)	75.3
Attributable to:										
Equity shareholders of BBA Group plc		34.2	(60.8)	(24.4)	42.0	12.7	54.7	36.2	(11.1)	75.1
Minority interests		-	-	-	0.1	-	0.1	0.2	-	0.2
		34.2	(60.8)	(24.4)	47.1	12.7	54.8	96.4	(11.1)	75.3

* Before items described in Note 1 below.
Note 1. Restructuring costs and non-recurring items are set out in note 3 to the financial statements.

	Notes			First half 2006			First half 2005			Full year 2005
EARNINGS PER SHARE										
From continuing and discontinued operations										
Basic	7			(5.0p)			12.0p			15.9p
Diluted	7			(5.0p)			11.4p			15.5p
From continuing operations										
Basic	7			(5.0p)			6.9p			11.0p
Diluted	7			(5.0p)			6.8p			10.8p

GROUP BALANCE SHEET (UNAUDITED)

	Notes	30 June 2006 £m	30 June 2005 £m	31 December 2005 £m
NON-CURRENT ASSETS				
Intangible assets: Goodwill		422.1	497.0	479.0
Licences & software		27.6	23.4	22.9
Other intangible assets		2.3	7.8	2.2
Property, plant and equipment		693.4	723.6	740.6
Interests in associates		10.1	14.9	10.4
Trade and other receivables		14.5	23.1	16.2
		1,180.0	1,191.8	1,232.2
CURRENT ASSETS				
Inventories		222.7	230.5	234.2
Trade and other receivables		279.3	342.6	294.2
Cash and cash equivalents		128.0	345.2	174.9
Tax recoverable		-	0.5	2.8
		630.0	919.0	706.1
Total assets	1	1,810.0	2,110.8	1,938.4
CURRENT LIABILITIES				
Trade and other payables		(230.0)	(263.3)	(279.3)
Tax liabilities		(50.7)	(54.5)	(53.9)
Obligations under finance leases		(3.3)	(2.8)	(4.9)
Bank overdrafts and loans		(30.4)	(251.8)	(44.0)
Provisions		(3.4)	(1.6)	(7.6)
		(334.2)	(556.2)	(387.5)
Net current assets		295.8	362.8	318.6
NON-CURRENT LIABILITIES				
Bank loans		(623.0)	(626.9)	(565.2)
Other payables due after one year		(10.7)	(15.2)	(43.1)
Retirement benefit obligations		(45.9)	(69.6)	(64.6)
Obligations under finance leases		(36.5)	(34.3)	(35.1)
Deferred tax liabilities		(47.4)	(71.0)	(55.5)
Provisions		(38.7)	(25.3)	(25.3)
		(802.0)	(845.2)	(815.8)
Total liabilities	1	(1,136.2)	(1,401.4)	(1,203.3)
Net assets		673.8	709.4	736.1
EQUITY				
Share capital		122.4	122.7	121.6
Share premium account		366.1	337.9	340.2
Other reserves		3.9	3.9	3.9
Treasury shares		(8.6)	(2.5)	(9.6)
Capital reserve		16.1	15.6	15.6
Hedging and translation reserves		(9.6)	(7.2)	(1.5)
Retained earnings		196.7	272.6	256.6
Equity attributable to shareholders of BBA Group plc		673.0	709.2	735.8
Minority interests		0.8	0.2	0.3
Total equity		673.8	709.4	736.1

GROUP CASH FLOW STATEMENT (UNAUDITED)

	Notes	First half 2006 £m	First half 2005 £m	Full year 2005 £m
OPERATING ACTIVITIES				
Net cash flow from operating activities	9	63.1	47.5	176.0
INVESTING ACTIVITIES				
Dividends received from associates		-	0.4	0.6
Purchase of property, plant and equipment		(52.9)	(29.9)	(72.6)
Purchase of intangible assets		(3.4)	(2.3)	(6.7)
Proceeds from disposal of property, plant and equipment		1.3	1.0	3.3
Acquisition of subsidiaries		(40.2)	(10.8)	(20.0)
Proceeds from disposal of subsidiaries and associates		-	0.5	46.7
Deferred consideration paid from prior year activities		(8.7)	(8.9)	(8.9)
Net cash outflow from investing activities		(100.9)	(49.1)	(51.9)
FINANCING ACTIVITIES				
Interest received		19.9	16.9	36.4
Interest paid		(39.8)	(20.6)	(50.6)
Interest element of finance leases paid		(0.9)	(0.2)	(2.0)
Preference dividends paid		-	(1.9)	(1.9)
Dividends paid		(40.6)	(35.9)	(53.0)
Proceeds from issue of ordinary shares		4.7	2.1	2.7
Proceeds from sale of treasury shares		-	3.2	5.6
Increase/(decrease) in loans		56.3	(23.2)	(79.7)
Decrease in finance leases		(1.5)	(1.2)	(2.8)
(Decrease)/increase in overdrafts		(0.4)	205.9	(5.5)
Decrease in other liquid assets		-	43.0	58.7
Net cash (outflow)/inflow from financing activities		(2.0)	187.3	(87.1)
Cash and cash equivalents at beginning of year		174.9	134.6	134.0
Exchange adjustments		(7.1)	4.6	5.8
(Decrease)/increase in cash and cash equivalents		(39.8)	206.7	35.1
Cash and cash equivalents at end of year		128.0	345.9	174.9
Net debt at beginning of year		(527.1)	(511.6)	(511.6)
(Decrease)/increase in cash equivalents		(39.8)	206.7	35.1
(Increase)/decrease in loans		(56.3)	23.2	79.7
Decrease in finance leases		1.5	1.2	2.8
Decrease/(increase) in overdrafts		0.4	(205.9)	5.5
Decrease in other liquid assets		-	(43.0)	(58.7)
Debt element of preference dividend		-	(1.5)	-
Bank loans acquired		(3.0)	-	-
Finance leases acquired		-	-	(3.3)
Exchange adjustments		47.4	(25.2)	(26.6)
Net debt at end of year		(574.9)	(546.4)	(527.1)

12.

GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Exchange difference on translation of foreign operations	(40.3)	51.5	90.7
Gains/(losses) on net asset hedges	50.7	(36.4)	(79.5)
Fair value movements in foreign exchange cash flow hedges	2.6	(3.4)	(6.1)
Fair value movements in interest rate cash flow hedges	4.2	2.6	9.3
Fair value movements in commodity contract cash flow hedges	(0.5)	-	(3.4)
Actuarial gains/(losses) on defined benefit pension schemes	7.7	-	[illegible]
Net (expense)/income recognised directly in equity	(3.4)	11.9	16.4
Conversion of preference shares	-	16.4	17.9
Transfer to profit or loss from equity on cash flow hedges	(0.5)	(2.4)	(2.5)
Transfer to profit or loss from equity on commodity contracts	3.9	-	-
Transfer to profit or loss from equity on sale of business	-	(0.2)	-
Tax on items recognised directly in equity	(2.4)	-	10.4
(Loss)/profit for the period	(24.6)	54.6	75.2
Total recognised income and expense for the period	(27.2)	79.0	119.5
Attributable to:			
Equity shareholders of BBA Group plc	(27.2)	78.9	119.3
Minority interests	-	0.1	0.2
	(27.2)	79.0	119.5
Fair value of cash flow hedges on adoption of IAS39	-	6.2	6.2
Fair value of interest rate swaps on adoption of IAS39	-	(4.4)	(4.4)
Reduction in net assets on initial adoption of IAS32	-	(17.2)	(17.2)
Change of accounting policy on adoption of IAS 32/39	-	(15.4)	(15.4)
Attributable to:			
Equity shareholders of BBA Group plc	-	(15.4)	(15.4)
Minority interests	-	-	-
	-	(15.4)	(15.4)

RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' EQUITY (UNAUDITED)

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Total recognised income and expense for the period	(27.2)	79.0	119.5
Equity dividends paid	(40.6)	(35.9)	(53.0)
Preference dividends paid	-	-	-
Equity movement in capital reserve	0.3	0.2	0.4
Movement on treasury shares	-	3.2	5.6
Issue of shares	4.7	2.1	2.7
Movement in minority interests	0.5	0.1	0.2
Net movement in total shareholders' equity for the period	(62.3)	48.7	80.4
Change of accounting policy on adoption of IAS 32/39	-	(15.4)	(15.4)
Total shareholders' equity at the beginning of the period	736.1	671.3	671.3
Total shareholders' equity at the end of the period	673.8	704.6	736.1

13.

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. SEGMENTAL INFORMATION

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Fiberweb £m	Unallocated Corporate £m	Total Continuing Operations £m
First half 2006						
External Revenue	294.5	208.9	493.4	309.4	-	802.8
Underlying operating profit	36.2	23.3	57.5	11.5	(4.7)	64.3
Restructuring costs and non recurring items	(2.4)	(0.3)	(2.7)	(73.0)	(9.0)	(84.7)
Segment result from continuing operations*	31.8	23.0	54.8	(61.5)	(13.7)	(20.4)
Capital additions	17.2	9.2	26.4	38.4	0.1	64.9
Depreciation and amortisation	9.5	7.0	16.5	20.4	0.1	37.0
Impairment losses recognised in profit or loss	-	-	-	41.2	-	41.2
Assets	544.4	448.8	995.2	478.2	136.6	1,610.0
Liabilities	(118.8)	(71.8)	(190.6)	(174.8)	(770.8)	(1,136.2)

*Segment result includes £0.1m and £0.7m profit of associates within Flight Support and Fiberweb respectively.

14.

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Fiberweb £m	Unallocated Corporate £m	Total Continuing Operations £m
First half 2005						
External Revenue	261.7	195.3	457.0	313.7	-	770.7
Underlying operating profit	32.4	17.0	47.6	22.1	(4.5)	65.0
Restructuring costs and non recurring items	(1.7)	(6.4)	(10.3)	(1.9)	-	(12.1)
Segment result from continuing operations*	30.7	4.6	39.1	21.2	(4.5)	55.9
Capital additions	5.2	10.2	15.4	15.1	0.1	30.6
Depreciation and amortisation	9.5	4.7	14.2	22.1	0.7	37.0
Impairment losses recognised in profit or loss	-	-	-	-	-	-
Assets	505.6	366.5	872.3	393.7	844.9	2,110.8
Liabilities	(109.7)	(107.4)	(216.6)	(131.7)	(1,052.1)	(1,501.4)

*Segment result includes £0.2m profit of associates within Fiberweb.

Business Segments	Flight Support £m	Aftermarket Services & Systems £m	Total Aviation £m	Fiberweb £m	Unallocated Corporate £m	Total Continuing Operations £m
Full year 2005						
External Revenue	516.4	277.1	793.5	717.3	-	1,510.8
Underlying operating profit	60.1	36.6	96.6	43.8	(5.4)	134.5
Restructuring costs and non recurring items	(4.6)	(15.3)	(19.9)	(20.5)	(7.7)	(48.2)
Segment result from continuing operations*	55.6	19.3	74.5	23.3	(13.4)	81.3
Capital additions	35.6	19.4	55.0	57.7	0.2	80.1
Depreciation and amortisation	17.7	12.1	29.8	45.6	0.2	75.6
Impairment losses recognised in profit or loss	-	-	-	11.5	-	11.5
Assets	550.1	439.2	989.3	769.9	180.2	1,939.4
Liabilities	(142.3)	(69.8)	(211.5)	(201.6)	(790.7)	(1,205.3)

*Segment result includes £0.3m and £0.7m profit of associates within Flight Support and Fiberweb respectively.

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1. SEGMENTAL INFORMATION

Geographical Segments	Revenue from continuing operations: By destination £m	Revenue from continuing operations: By origin £m	Capital additions £m	Assets £m
First half 2006				
United Kingdom	82.9	118.8	8.1	307.4
Mainland Europe	146.4	144.3	16.8	332.9
North America	516.1	510.6	19.8	1,045.6
Rest of World	58.4	29.9	13.0	106.2
Total	802.8	802.8	64.9	1,810.0
First half 2005				
United Kingdom	76.7	108.4	6.3	356.4
Mainland Europe	151.5	137.7	4.8	455.6
North America	467.5	460.3	16.6	1,225.9
Rest of World	44.8	24.3	0.9	74.9
Total	770.7	770.7	29.6	2,110.8
Full year 2005				
United Kingdom	147.1	217.6	14.9	366.5
Mainland Europe	362.1	327.0	11.2	436.0
North America	931.3	954.4	47.6	1,151.7
Rest of World	70.3	51.3	6.5	45.2
Total	1,510.8	1,510.8	80.1	1,999.4

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The financial information set out above does not constitute the Company's statutory financial statements for 2006 or 2005 under section 240 of the Companies Act 1985. The figures for the full year 2005 are an abridged version of the financial statements for that year. Those accounts, together with an unqualified audit report, have been filed with the Registrar of Companies and did not contain a report under section 237 of the Companies Act 1985. The figures for the half year 2005 are as presented in the financial information for the six months ended 30 June 2005, subject to the revision of the change in accounting policy on adoption of IAS32/39 of £0.2 million.

The unaudited interim results for the six months ended 30 June 2006 have been prepared in accordance with the accounting policies under International Financial Reporting Standards.

The same accounting policies and methods of computation are followed in the interim financial statements, as published by the company on 29 March 2006, which are available on the company's website www.bbagroup.com. The interim results do not include all of the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at 31 December 2005.

15.

3. RESTRUCTURING AND NON-RECURRING COSTS
Restructuring costs and non-recurring items included within statutory operating profit amounted to £84.7 million (First half 2005: £12.1 million). The main items included within this are:

- Non-recurring cost of sales £21.[illegible] million (First half 2005: £nil). Includes a £2.2m charge representing the ineffective element of a raw materials hedge, and a £14.7m impairment charge in relation to a small number of Fiberweb wipes lines. These impairments arose as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe and North America.

- Non-recurring administrative expenses £14.6 million (First half 2005: £nil). Represents the impairment of goodwill on the Fiberweb Tecnofibra business. This impairment arises as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe.

- Non-recurring other operating expenses £9.1 million (First half 2005: £1.5 million). Primarily represents costs of the separation of Fiberweb.

- Restructuring costs £39.4 million (First half 2005: £10.3 million). Includes [illegible] of £25.9m, and severance and other closure costs of £8.2m associated with the rationalisation of the Fiberweb North America Hygiene business which was announced to the London Stock Exchange on 28 April 2006, and a £1.6m rationalisation in ASIG USA.

- Profit on disposal of businesses £nil (First half 2005: Loss £[illegible] million).

Net of tax and the profit on disposal of discontinued business, total restructuring costs and other non-recurring items included within profit for the period amounted to £60.8 million (First half 2005: Gain £12.7 million).

4. TAXATION

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Current and deferred tax:			
Corporate income tax	12.1	8.2	12.2
Deferred tax	(20.5)	3.7	(4.2)
Total tax (credit)/charge (continuing)	(8.4)	11.9	8.0

Corporation tax for the interim period is charged at an effective rate of 30% (First Half 2005: 29%, Full year 2005: 22%), representing the best estimate of the weighted average annual corporation tax expected for the full financial year.

5. ACQUISITIONS AND DISPOSALS
On 5 January 2006, the Group purchased Arinco Aviation Services Inc for an immediate cash consideration of $4.9 million (£2.8 million) and a deferred contingent cash consideration of up to $2.0 million (£1.1 million).

On 17 February 2006, the Group purchased an FBO at La Quinta California for a consideration of $8.6 million (£4.9 million).

On 24 February 2006, the Group purchased Ontic Engineering & Manufacturing for a consideration of $47.5 million (£27.2 million).

On 1 April 2006, the Group purchased Bonatex GmbH for an immediate cash consideration of €3.8 million (£2.5 million) and a deferred contingent cash consideration of €0.7 million (£0.5 million).

On 26 April 2006, the Group purchased a further 49% of the shares of Athens Aviation Services for a consideration of €1.7 million (£1.2 million).

6. DIVIDENDS
The 2006 interim dividend of 3.5 pence per share (2005: 3.5 pence per share) was approved by the Board of Directors on 29 August 2006 and will be paid on 3 November 2006 to ordinary shareholders registered on 15 September 2006. This interim dividend has not been included as a liability as at 30 June 2006.

7. EARNINGS PER SHARE

Earnings	First half 2006 £m	First half 2005 £m	Full year 2005 £m (Continuing operations)	First half 2006 £m	First half 2005 £m	Full year 2005 £m (Continuing and discontinued operations)
Basic:						
Earnings						
(Loss)/profit for the period	(24.6)	31.5	51.9	(24.6)	54.8	75.3
Minority interests	-	(0.1)	(0.2)	-	(0.1)	(0.2)
Preference dividends	-	-	-	-	-	-
Basic earnings attributable to ordinary shareholders	(24.6)	31.4	51.7	(24.6)	54.7	75.1
Restructuring costs and non-recurring items	84.7	12.1	49.3	84.7	12.1	49.3
Profit after tax on disposal (discontinued operations)	-	-	-	-	(20.8)	(21.5)
Tax on restructuring costs and non-recurring items	(23.9)	(4.0)	(15.7)	(23.9)	(4.0)	(15.7)
Adjusted earnings	36.2	39.5	85.3	36.2	42.0	87.2
Diluted:						
Earnings						
Basic earnings attributable to ordinary shareholders	(24.6)	31.4	51.7	(24.6)	54.7	75.1
Preference dividends	-	1.9	-	-	1.9	-
Diluted earnings attributable to ordinary shareholders	(24.6)	33.3	51.7	(24.6)	56.6	75.1
Restructuring costs and non-recurring items	84.7	12.1	49.3	84.7	12.1	49.3
Profit after tax on disposal (discontinued operations)	-	-	-	-	(20.8)	(21.5)
Tax on restructuring costs and non-recurring items	(23.9)	(4.0)	(15.7)	(23.9)	(4.0)	(15.7)
Adjusted diluted earnings	36.2	41.4	85.3	36.2	43.9	87.2
Number of shares						
Weighted average number of 25p ordinary shares:						
For basic earnings per share	487.2	456.2	471.0	487.2	456.2	471.0
Exercise of share options	2.9	4.7	4.8	2.9	4.7	4.8
Conversion of preference shares	-	37.9	-	-	37.9	-
For diluted earnings per share	490.1	498.8	475.8	490.1	498.8	475.8
Earnings per share						
Basic:						
Adjusted	7.4p	8.7p	17.9p	7.4p	9.2p	18.5p
Unadjusted	(5.0p)	6.9p	11.0p	(5.0p)	12.0p	15.9p
Diluted:						
Adjusted	7.4p	8.3p	17.7p	7.4p	8.8p	18.1p
Unadjusted	(5.0p)	6.8p	10.9p	(5.0p)	11.4p	15.8p

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the directors consider that this gives a better indication of underlying performance. In calculating the diluted earnings per share for full year 2005, the effects of the convertible preference shares have been omitted, as they are anti-dilutive.

8. CASH FLOW FROM OPERATING ACTIVITIES

	First half 2006 £m	First half 2005 £m	Full year 2005 £m
Operating (loss)/profit from continuing operations	(20.4)	55.9	81.8
Operating profit from discontinued operations	-	2.5	1.5
Share of profit from associates	(0.4)	(2.7)	(2.8)
(Loss)/profit from operations	(20.8)	55.7	80.5
Depreciation of property, plant & equipment	34.8	35.5	71.6
Amortisation of intangible assets	2.2	1.5	4.0
Profit on sale of tangible fixed assets	(0.3)	(0.3)	(0.2)
Increase/(decrease) in provisions	2.4	(1.4)	1.6
Additional pension scheme contributions	(7.9)	(5.0)	(7.6)
Non-cash impairments	41.2	-	11.5
Other non-cash items	-	6.3	8.2
Operating cashflows before movements in working capital	71.4	92.1	169.6
(Increase)/decrease in working capital	(5.4)	(28.6)	14.1
Cash generated by operations	64.2	63.5	183.7
Income taxes paid	(1.1)	(6.0)	(9.7)
Net cash flow from operating activities	**63.1**	57.5	174.0
Dividends received from associates	-	0.4	0.4
Purchase of property, plant and equipment	(32.9)	(29.5)	(72.4)
Purchase of intangible assets	(0.4)	(0.5)	(0.7)
Proceeds from disposal of property, plant and equipment	1.3	1.0	3.3
Interest received	19.9	10.9	36.4
Interest paid	(39.8)	(20.4)	(50.4)
Interest element of finance leases paid	(0.9)	(0.2)	(2.0)
Preference dividends paid	-	(1.9)	(1.9)
Free cashflow	**(9.4)**	16.5	86.3

Share of profit from associates in 2005 includes discontinued operations which are included within profit after tax from discontinued operations on the face of the income statement.

9. FINANCIAL CALENDAR

The preliminary announcement of results for the year ending 31 December 2006 will be made in late February 2007.

INDEPENDENT REVIEW REPORT TO BBA GROUP PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprises the income statement, balance sheet, cash flow statement, statement of total recognised income and expenses, reconciliation of movements in total shareholders' equity and related notes 1 to 9. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
31 August 2006

Fiberweb
With sales of around £[illegible]m per annum Fiberweb is the fourth largest nonwovens producer worldwide



BBA GROUP PLC
Registered office 20 Balderton Street London W1K 6TL Tel +44(0)20 7514 3999 Fax +44(0)20 7408 2318 Company number 53688
www.bbagroup.com

Designed and produced by sas www.sasdesign.co.uk

BBA GROUP

RESOLUTIONS OF
BBA GROUP PLC

IN ACCORDANCE WITH SECTIONS 378 & 380 OF THE COMPANIES ACT 1985

At the Annual General Meeting of BBA Group plc, (the "Company") duly convened and held at The Selfridge Hotel, Orchard Street, London W1H 6JS on Wednesday 17 May 2006 at 11.30am, the following resolutions were passed:

As an Ordinary Resolution:

THAT the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,689,599 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:

(a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and

(b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,109,549.

The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.

As a Special Resolution:

THAT the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on The London Stock Exchange of ordinary shares of 25p each in the capital of the Company ("ordinary shares") provided that:

BBA GROUP

(a) the maximum aggregate number of ordinary shares authorised to be purchased is 73,265,716 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);

(b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 25p;

(c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2007, unless such authority is renewed, varied or revoked prior to such time;

(e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and

(f) all ordinary shares purchased pursuant to the said authority shall either:
  (i) be cancelled immediately upon completion of the purchase; or
  (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.

BY ORDER OF THE BOARD

A WOOD
DIRECTOR

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt about the action to be taken, you should immediately consult your independent financial adviser authorised pursuant to the Financial Services and Markets Act 2000. If you have sold your shares in BBA Group plc (the "Company"), please hand this document and the accompanying form of proxy to the purchaser, stockbroker or other agent through whom the sale was effected, for transmission to the purchaser.

BBA GROUP

12 April 2006

Dear Shareholder,

CHAIRMAN'S EXPLANATORY LETTER AND NOTICE OF ANNUAL GENERAL MEETING

I am writing to inform you that the annual general meeting of the Company will be held on Wednesday 17 May 2006 at 11.30am, at The Selfridge Hotel, Orchard Street, London, W1H 6JS. The notice of annual general meeting is set out on pages 3 and 4 of this document. The ordinary business of the meeting includes the consideration and approval of the 2005 Report and Accounts, the declaration of a dividend and the reappointment of the auditors and approval of their fees. In accordance with the Company's Articles of Association and the Combined Code, all directors are required to submit themselves for re-election at regular intervals, further details of which are contained in the Directors' Corporate Governance Report on pages 43 to 48 of the Report and Accounts. Directors' biographical details are set out on page 39 of the Report and Accounts. I would also like to explain a number of special matters to be dealt with.

1. **Resolution 8 – Authority to Allot Shares**
In accordance with current investor protection guidelines, resolution 8 renews the directors' authority to issue relevant securities up to an amount not exceeding £40,689,599 representing 162,758,395 ordinary shares, being approximately 33 per cent of the issued ordinary share capital as at 12 April 2006, until the next annual general meeting or 30 June 2007, whichever is the earlier. As at the date of this letter, there are no ordinary shares held in treasury.

2. **Resolution 9 – Disapplication of Pre-emption Rights**
Resolution 9 renews the directors' authority to allot shares for cash without first offering them to existing shareholders on a pro-rata basis until the next annual general meeting or 30 June 2007, whichever is the earlier. The resolution accommodates the possibility that shares bought back by the Company may be held in treasury, as further explained in paragraph 3 below – "Authority to purchase own shares". The authority sought is limited to the issue of a nominal value of up to £6,109,549 representing 5 per cent of the issued ordinary share capital as at 12 April 2006.

There are no plans to exercise the above authorities in resolutions 8 and 9 other than in respect of shares which may be issued pursuant to share incentive schemes.

3. **Resolution 10 – Authority to purchase own shares**
Resolution 10 deals with the directors' recommendation that the shareholders authorise the Company to make market purchases of its own ordinary shares up to 14.99 per cent of the existing issued ordinary share capital at prices of no less than 25p and not more than 5 per cent above the average of the middle market quotations for the ordinary shares as derived from the London Stock Exchange Daily Official List for the five business days before purchase.

Having the authority to buy back some of its shares provides the Company with flexibility in managing its capital base. The Company seeks to renew the current authority, which will expire at the conclusion of the next annual general meeting unless renewed. Accordingly, a special resolution will be proposed to the forthcoming annual general meeting. The directors intend to keep under review the potential to buy back ordinary shares, taking into account other investment and funding opportunities. The directors will only make purchases of the Company's own shares if it will result in an increase in the earnings per share and when it is considered in the best interests of the shareholders generally. As at the date of this letter, the Company has not purchased any of its ordinary shares under the current authority.

Notice of Annual

The shares purchased as a result of resolution 10 may be cancelled or held in treasury pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations"). The Regulations allow companies to retain any of their own shares which they have purchased as treasury stock with a view to possible re-issue at a future date, rather than cancelling them as had previously been required. If the Company were to purchase any of its own shares pursuant to resolution 10, it would consider holding them as treasury stock, pursuant to the authorisations conferred by this resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively, and would provide the Company with additional flexibility in the management of its capital base.

The total number of options to subscribe for ordinary shares outstanding at 12 April 2006 was 18,485,373. This represents 3.78 per cent of the issued ordinary share capital at that date. If the Company was to buy back the maximum number of ordinary shares permitted pursuant to the passing of this resolution, then the total number of options to subscribe for shares outstanding at 12 April 2006 would represent 4.45 per cent of the reduced issued ordinary share capital.

4. **Resolution 11 – Approval of Directors' Remuneration Report**
In accordance with the requirements of the Directors' Remuneration Report Regulations 2002, resolution number 11 is an ordinary resolution which asks the shareholders to approve the Directors' Remuneration Report as set out on pages 49 to 56 of the 2005 Report and Accounts. As mentioned in such report, this is an advisory vote.

5. **Action to be taken**
Shareholders will find enclosed with this letter a form of proxy for use in relation to the annual general meeting. Forms of proxy should be completed and returned in accordance with the instructions printed thereon so that they arrive at the Company's Registrars, Capita Registrars, as soon as possible and in any event not later than 48 hours before the meeting. Completion and return of a form of proxy will not prevent shareholders from attending and voting at the annual general meeting. Alternatively, you may appoint a proxy or proxies and record your vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service; full details of how to do so are set out in the Notes to the Notice of Meeting on pages 3 and 4 of this document.

6. **Recommendation**
Your directors believe that the proposed resolutions in the notice of meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour as the directors intend to do in respect of their own beneficial holdings.

Yours sincerely,



Roberto Quarta
Chairman

NOTICE OF MEETING

Notice is hereby given that the annual general meeting of the Company will be held at The Selfridge Hotel, Orchard Street, London W1H 6JS on Wednesday 17 May 2006, at 11.30am to transact the following business:

1. To receive and adopt the audited financial statements of the Company for the year ended 31 December 2005 together with the reports of the directors and auditors thereon
2. To declare a final dividend of 8.3p per share on the ordinary shares of the Company
3. To re-elect as a director Mr Wood
4. To re-elect as a director Mr Phillips
5. To re-elect as a director Mr Stillwell
6. To re-appoint Deloitte & Touche LLP as auditors
7. To authorise the directors to fix the auditors' remuneration

To consider, and if thought fit, pass resolutions 8 and 11 as ordinary resolutions and resolutions 9 and 10 as special resolutions:

8. That the directors be and are hereby generally and unconditionally authorised pursuant to section 80 of the Companies Act 1985 to exercise for the period ending on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, all the powers of the Company to allot relevant securities up to the aggregate nominal amount of £40,689,599 provided that the authority hereby conferred shall allow the directors to make an offer or agreement before the expiry of such authority which would or might require relevant securities to be allotted after such expiry as if the power conferred hereby had not expired.
9. That, subject to the passing of resolution 8, the directors be and are hereby empowered pursuant to section 95 of the Companies Act 1985 for the period commencing on and with effect from the date of adoption of this resolution and expiring on the date of the next annual general meeting or on 30 June 2007, whichever is the earlier, to allot equity securities (within the meaning of section 94 of the Companies Act 1985) for cash pursuant to resolution 8 or as a sale of treasury shares as if section 89(1) of that Act did not apply to any such allotment provided that the power hereby conferred shall be limited to:
   (a) the allotment of equity securities in connection with or pursuant to an offer by way of rights to the holders of shares in the Company (excluding any holder holding shares as treasury shares) and other persons entitled to participate therein in the proportion (as nearly as may be) to such holders' holdings of such shares (or, as appropriate, to the number of shares which such other persons are for these purposes deemed to hold) subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or legal problems under the laws of any territory or the requirements of any recognised regulatory body or stock exchange; and
   (b) the allotment of equity securities (otherwise than pursuant to paragraph (a) hereof) up to a maximum nominal value of £6,109,549.

   The foregoing power shall allow and enable the directors to make an offer or agreement before the expiry of that power which would or might require securities to be allotted after such expiry as if the power conferred hereby had not expired.
10. That the Company is hereby generally and unconditionally authorised for the purposes of section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of such Act) on the London Stock Exchange of ordinary shares of 25p each in the capital of the Company ("ordinary shares") provided that:
    (a) the maximum aggregate number of ordinary shares authorised to be purchased is 73,265,716 (representing approximately 14.99 per cent of the present issued ordinary share capital of the Company);
    (b) the minimum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is 25p;
    (c) the maximum price (excluding stamp duty and expenses) which may be paid for an ordinary share so purchased is an amount equal to 5 per cent above the average of the middle market quotations shown for an ordinary share in the London Stock Exchange Daily Official List on the five business days immediately preceding the day on which that ordinary share is purchased;
    (d) the authority hereby conferred shall expire at the conclusion of the annual general meeting to be held in 2007, unless such authority is renewed, varied or revoked prior to such time;
    (e) the Company may prior to the expiry of such authority make a contract to purchase ordinary shares under the authority hereby conferred which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of any such contract; and
    (f) all ordinary shares purchased pursuant to the said authority shall either:
        (i) be cancelled immediately upon completion of the purchase; or
        (ii) be held, sold, transferred or otherwise dealt with as treasury shares in accordance with the provisions of the Companies Act 1985.
11. That the Directors' Remuneration Report as set out on pages 49 to 56 of the 2005 Report and Accounts be approved.

By order of the Board

Andrew Wood	**Registered Office:**
Group Finance Director	20 Balderton Street
12 April 2006	London
	W1K 6TL

Notes

1. A member of the company entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him. Such proxy need not be a member of the Company. Forms of proxy, if used, must be lodged at Capita Registrars, Proxy Department, PO Box 25, Beckenham, Kent BR3 4BR no later than 48 hours before the meeting. Completion and return of the proxy form will not preclude a shareholder attending and voting. Alternatively, you may record your proxy vote electronically either by utilising the web-based voting facility or the CREST electronic appointment service. If you would like to submit your Form of proxy using the web-based voting facility go to www.capitaregistrars.com and choose the shareholders page. You will be asked to enter your unique investor code from the proxy card sent to you before you can lodge your vote. CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the annual general meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST proxy Instruction") must be properly authenticated in accordance with CREST Co's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA 10) by the latest time(s) for receipt of proxy appointments specified in the Notice of Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CREST Co does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. Only ordinary shareholders are entitled to attend and vote at the annual general meeting.

2. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 15 May 2006 or, in the event the annual general meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 15 May 2006, or in the event that the annual general meeting is adjourned less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the annual general meeting.

Printed by St Ives Financial B816618/19501

BBA GROUP PLC FORM OF PROXY

FOR USE OF ORDINARY SHAREHOLDERS AT THE ANNUAL GENERAL MEETING

INVESTOR CODE

You will need to quote the above investor code if you want to submit your proxy electronically (see note 6 below)

I/We the undersigned being a member(s) of BBA Group plc entitled to attend and vote at the Annual General Meeting of the Company hereby appoint the Chairman of the Meeting (see Note 1 below)

____

as my/our proxy to vote for me/us on my/our behalf in the manner indicated below at the Annual General Meeting of the Company to be held on 17 May 2006 or at any adjournment thereof.

	RESOLUTION	FOR	AGAINST	WITHHELD	DISCRETIONARY
1	To receive and adopt the 2005 Report and Accounts				
2	To declare a final dividend				
3	To re-elect Mr Wood as a director				
4	To re-elect Mr Phillips as a director				
5	To re-elect Mr Stillwell as a director				
6	To re-appoint Deloitte & Touche LLP as the auditors				
7	To authorise the directors to fix the auditors' remuneration				
8	To grant the directors authority to allot relevant securities				
9	To approve the disapplication of pre-emption rights				
10	To authorise the Company to make market purchases of ordinary shares				
11	To approve the Directors' Remuneration Report				

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Signature ______________________ Date ______________________ 2006

NOTES

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INVESTOR CODE

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If you are attending the meeting, please sign this card and hand it in on arrival at the meeting. If you have completed a Form of Proxy and appointed a person other than the Chairman of the meeting to attend and vote on your behalf, both you and your proxy must sign this card.

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The following paragraphs are relevant to the audit opinions as found in the 2005 Annual Report on this website:

Notes: An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.



BBA GROUP ANNUAL REPORT 2005

CONTENTS

This Annual Report is addressed to the members of BBA Group plc as a body. Neither the Company nor its directors accept or assume responsibility to any person for this Annual Report beyond the responsibilities arising from the production of this Annual Report under the requirements of the Companies Act 1985. Sections of this Annual Report, including the Chairman's Statement, Chief Executive's Review, Financial Review and Directors' Report, contain forward-looking statements, including statements relating to: the expected separation of Fiberweb; future demand and markets for the Group's products and services; research and development relating to new products and services; liquidity and capital resources; and implementation of restructuring plans and efficiencies. These forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Accordingly, actual results may differ materially from those set out in the forward-looking statements as a result of a variety of factors, including: changes in interest and exchange rates, commodity prices and other economic conditions; negotiations with customers relating to renewal of contracts and future volumes and prices; events affecting international security, including global health issues and terrorism; changes in regulatory environment; and the outcome of litigation.



The following paragraphs are relevant to the audit opinions as found in the 2005 Annual Report on this website:

Notes. An audit does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial statements since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements differs from legislation in other jurisdictions.

Leaders
in Aviation
Services
and Materials
Technology

£m (other than percentages and per share amounts in pence)	2005	2004	change
Revenue			
Continuing operations	1,510.8	1,373.8	10%
Underlying operating profit*			
Continuing operations	129.6	127.1	2%
Operating profit from continuing operations	81.3	98.5	(17)%
Underlying operating margin			
Continuing operations	8.6%	9.3%	
Net interest	(21.4)	(11.9)	
Underlying profit before tax from continuing operations	108.2	115.2	(6)%
Restructuring costs and non-recurring items	(48.3)	(28.6)	
Profit before tax from continuing operations	59.9	86.6	(31)%
Profit after tax from discontinued operations	1.9	6.4	
Profit/(loss) on disposal after tax	21.5	(2.8)	
Profit for the period	75.3	67.9	11%
Earnings per ordinary share			
Basic			
Continuing and discontinued operations:			
Before restructuring costs and non-recurring items	18.3p	19.7p	(7)%
Unadjusted	15.9p	14.3p	11%
Continuing operations:			
Before restructuring costs and non-recurring items	17.9p	18.3p	(2)%
Unadjusted	11.0p	13.5p	(19)%
Diluted			
Continuing and discontinued operations:			
Before restructuring costs and non-recurring items	18.1p	19.0p	(5)%
Unadjusted	15.8p	14.0p	13%
Continuing operations:			
Before restructuring costs and non-recurring items	17.7p	17.7p	-%
Unadjusted	10.9p	13.2p	(17)%
Dividends per ordinary share	11.8p	11.3p	4%
Cash generated by operations	183.7	145.4	26%
Free cash inflow**	86.3	60.0	44%
Net debt	527.1	511.6	
Gearing (net debt to shareholders' funds)	72%	76%	
Interest cover***	6.1x	10.7x	

* operating profit before restructuring costs and non-recurring items

** cash generated by operations plus dividends from associates, less tax, interest, preference dividends and net capital expenditure

*** underlying operating profit divided by the net interest charge

† basic earnings per share from continuing operations before restructuring costs and non-recurring items

†† underlying operating profit from continuing operations

The definitions as outlined above are consistently applied throughout the financial statements.

Financial Highlights

EARNINGS PER SHARE†

17.9p

OPERATING PROFIT††

£129.6m

TURNOVER

£1,510.8m

Chairman's Statement

Financial Results
2005 continued to see strong revenue growth of 10 per cent for the Group to £1.5 billion. This is reflected in the performance of both our divisions. Underlying operating profits were up 2 per cent to £130 million with 9 per cent growth in aviation offset partially by a continued increase in raw material prices in Fiberweb, our materials technology division. After restructuring costs and non-recurring items, operating profit from continuing operations for the year was £81 million. After preference share conversion, and higher interest rates, particularly in the USA, mitigated by a lower tax rate, we are able to report adjusted earnings per share from continuing operations of 17.9 pence (2004: 18.3 pence).

Acquisitions
During the year the Group continued its strategy to enhance market position and global presence in Aviation Services and we invested £28 million in a number of bolt-on acquisitions and £73 million in capital expenditure. Strategic disposals resulted in a cash inflow of £47 million.

Dividends
Following the interim dividend of 3.5 pence, paid on 4 November 2005, the Board is recommending a final dividend of 8.3 pence (2004: 7.95 pence) payable on 22 May 2006 to shareholders on the register at 18 April 2006. This will result in total dividends for 2005 of 11.8 pence (2004: 11.3 pence).

Board and People
We announced on 28 February 2006 that Roy McGlone had stepped down as Group CEO by mutual agreement. Michael Harper replaces him as interim CEO until a permanent successor is appointed. Michael joined the Board as a non-executive director in February 2005 and is the former Chief Executive of Kidde Group plc.

We thank Roy for his contribution over 10 years, first as Finance Director and then, from 2001, as Chief Executive. He has led the Company successfully through some difficult times. However, BBA is undergoing significant change and both the Board and Roy believe the Company needs a different kind of leadership as it separates Fiberweb and concentrates on Aviation Services.

At senior management level, Daniel Dayan joined us as CEO of BBA Fiberweb Division in June last year.

We extend our thanks to our 14,100 employees who make up the success of BBA. We are appreciative of their hard work and efforts.

Corporate Social Responsibility
BBA continues to take its role as a responsible corporate citizen seriously. During 2005, our CSR Committee embarked on a number of initiatives, including the assembly of CSR metrics for our businesses, that will be used as guidance by our companies on important issues such as workplace diversity and equal employment opportunities. In addition, a detailed review of our Group Legal Policies Manual was carried out during the year. The policies contained in this Manual set the benchmark for responsible and mandatory business conduct within the Group.

We are also proud of the efforts and support our companies and its people gave to their communities that were affected by the devastating hurricanes in 2005. Actions included matching charitable donations and the contribution of products and services in support of relief efforts in the Gulf Coast region.

In 2005, BBA repeated its participation in the Business in the Community (BitC) Corporate Responsibility Index. As we begin to reap the benefits of our various CSR initiatives and programmes, we hope to see improved placement. Our fourth Annual CSR report was published during the year and can be found on our website at www.bbagroup.com.

Outlook
During the year we made an important announcement about the future direction of the Group. As a Board we recognise that having built two highly successful, but individual businesses, the time has come when we believe shareholders' best interests will be served by focusing the future of each of our divisions independently. We look forward to the next year with continued confidence.

Roberto Quarta Chairman





Chief Executive's Review

BBA Group enters 2006 with two strong businesses, Aviation Services and Fiberweb, each with market leading positions and strong growth potential.

In November 2005, the Board decided to separate the businesses by the sale of Fiberweb or via demerger, a strategy which will allow them the freedom to pursue their own separate strategies in their separate markets.

FIBERWEB REVENUES

£619m

Aviation

Strategy

The primary markets we currently serve are:

- Airport Services
- Maintenance, Repair and Overhaul

Our strategy is focused on building a balanced portfolio of aviation business, concentrating on airport services and aftermarket businesses with good returns and strong cash flows.

AVIATION REVENUES AT CONSTANT CURRENCY


02
03
04
05

Since 2001, in constant currencies, sales have grown from £649 million to £892 million, a compound annual growth rate of 8 per cent of which roughly half has been organic and half through acquisitions funded through free cash flows. During this period, our focus has remained on services and aftermarket support. This growth has come against a backdrop of wars, SARS, record oil prices, turmoil in aviation markets and economic slowdowns, which is a reflection of the resilience and potential of the business.

Performance

The market for both business and commercial aviation continues to grow. Sales for the year increased by 9 per cent to £892 million. Whilst fuel costs have risen to record levels during the year, the impact on our profits has been minimal as we do not take ownership of fuel in commercial aviation, and in business aviation increases have been passed through our retail pricing.



AIRPORT SERVICES

Airport Services

Airport Services saw sales growth of 23 per cent to £515 million, underlying operating profits up by 20 per cent to £60 million. Underlying operating margins were slightly lower at 11.7 per cent down from 11.9 per cent.

Signature Flight Support is the world's largest and leading FBO network and service provider to business aviation with 80 locations at airports worldwide. In the last two years, we have doubled our position outside North America from 17 to 34 bases.

Chief Executive's Review

AVIATION



MAINTENANCE
REPAIR AND
OVERHAUL

£377m

£892m

During the year we acquired a total of five FBO's for a total of £17 million and those acquisitions made in 2004 have been successfully integrated. Signature continued to grow its network with acquisitions in Cape Town, Paris Le Bourget, Long Beach and Oxnard California, with investment in further capacity at London Luton. Signature now has 80 locations worldwide of which 34 are now outside North America, making us the largest and only truly international business aviation support chain in the world. A three-year agreement to provide advertising space in selected locations was signed with Clear Channel during the year.

Our strategy is to grow Signature and our business aviation interests aggressively both in North America and the rest of the world.

ASIG is the leading fueller of commercial aircraft in the USA and the UK, and overall the world's fourth largest independent provider of support services for fuelling, ground handling, de-icing, cargo and other related services. It operates in 65 cities worldwide, including 44 of the world's top 100 airports.

Our acquisitions of AGI and Boker in 2004 were successfully integrated and have performed to plan since acquisition. New contracts were won with Disney, Northwest Airlines, All Nippon, Cathay Pacific and Singapore Airlines. Coronet Aviation Services was purchased in September 2005 providing ASIG with a good initial position in executive lounge services at London Heathrow.

In the commercial aviation market we see opportunities to grow geographically and through expansion of product offerings in niche areas where we can see good returns.

Maintenance, Repair and Overhaul

We are the industry's leading independent turbine engine repair and overhaul provider, focused on business and regional jet engines, with growing positions in military and industrial platforms. We will continue to focus on these areas in the near term whilst looking for geographic growth opportunities.

In Component Repair, Overhaul and Distribution, we have a number of speciality companies with high returns. We will be looking to grow this sector via further acquisitions.

Sales were down from £402 million to £377 million reflecting the relocation of the Millville, New Jersey sites and lower revenues from Spey engines, offset by growth in the newer TFE731 programme. Underlying operating profits were £34 million (2004: £37 million) and underlying operating margins were unchanged at 9.1 per cent (2004: 9.1 per cent).

Coronet Aviation Services purchased

At Dallas Airmotive, the Pratt & Witney PW300 and 500 programmes, for which we reported winning full authorisations last year, started to build in the second half. In the UK, H&S Aviation received approval to overhaul the Pratt & Witney JT15D in Europe.

Our speciality components businesses, ITS and Barrett, saw growth in sales and margins and we acquired International Governor Service (IGS) in Colorado, specialising in turbine engine fuel system accessories, which will provide around US$ 10 million incremental sales on a full year basis.

New contracts from US Air Force and NetJets

At APPH, our hydraulics and landing gear business in the UK, demand increased with the upturn in the aerospace cycle. In the first quarter of 2006 APPH acquired Arnoni Aviation Services Inc., based in Houston, Texas, for a consideration of up to £4 million. This repair and overhaul and spares distribution company specialises in support for a number of aircraft including Raytheon HS125 Hawker Series. Sales are expected to be £7 million in 2006. In December, APPH was awarded the contract to design and develop the landing gear system for the Korean Military Helicopter Programme with a value of $7 million over six years with further potential for long term revenues for logistic support and repair and overhaul.

$7m contract to design and develop landing gear system for Korean military

In Oxford Airport (UK) training demand improved and the airport is seeing more business jet activity where we are investing in increasing hangar capacity and enhancing the runway.

Finally, Becorit, our railway brake equipment company in Germany, which is included in this business grouping, had another satisfactory year.

Strategy

The strategy for Materials Technology is:

- To grow differentiated, tailored non-woven solutions in attractive industrial sectors, such as construction, filtration and graphic arts
- To expand in fast growing markets in Asia and Latin America
- To further develop our leading customer relationships in large, growing hygiene markets
- To continue to improve productivity, particularly in North America.

MATERIALS TECHNOLOGY REVENUES AT CONSTANT CURRENCY

02 03 04 05


£619m
MATERIALS TECHNOLOGY

Performance

In 2005, Materials Technology, under the brand name 'Fiberweb', increased sales by 12 per cent to £619 million. Underlying operating profit declined by £5 million to £44 million due to the continued increase in raw material input prices which adversely impacted operating profits by £12 million compared to 2004. Operating cash flow was good again at £44 million despite the cash cost incurred in closing the Toronto plant and relocating its two production lines to existing plants in Mexico and Germany.

Midway through the year a new management team, led by Daniel Dayan, joined the business and after reaffirming the strategic direction of the business has accelarated the implementation of cost reduction measures and investment in product innovation.

At the end of the first half we sold our 40 per cent investment in Finotech, based in Germany, to Clopay, our joint venture partner. Sale proceeds were £46 million and this resulted in a gain to the Group of £24 million.

Following high raw material costs at the start of the year there was some reduction by the half year and at the time of our interim announcement there was an expectation that prices could ease further through to the year end. In the event, the dual impact of rapidly rising oil prices and hurricane damage to the petrochemicals capacity on the US Gulf coast, led to tight supply conditions and record prices during the fourth quarter.


FURTHER DEVELOP OUR CUSTOMER RELATIONSHIPS IN HYGIENE MARKET
CONTINUE TO IMPROVE PRODUCTIVITY
TO EXPAND IN FAST GROWING MARKETS
TO GROW DIFFERENTIATED, TAILORED NON-WOVEN SOLUTIONS
STRATEGY

Production to start in 2007 at the world's largest spunbound production line in Sweden

Since the end of 2005, prices have eased somewhat although the outlook for the rest of the year remains uncertain. We continue to focus on a wide range of productivity initiatives to optimise yields and improve recycling.

In North America the closure of our Toronto site and the reconditioning and relocation of two production lines to Mexico and Berlin is on schedule to be completed in the summer of 2006. Full year savings are expected to be in the region of £5 million with cash pay back expected within three years. The Mexican site at Queretaro will enable Fiberweb to consolidate and expand in the Americas region, and the resulting 40 per cent capacity increase in Berlin will allow Fiberweb to exploit further rapid growth in construction markets in Eastern Europe.

In the Industrial business, significant progress has been made in accelerating new product development. During 2005, Fiberweb housewrap sales grew by 20 per cent, the sixth straight year of volume and value growth. The launches of products capable of protecting property by withstanding hurricane-force winds have generated significant interest in coastal areas of the US. In pool and spa filtration, where Fiberweb is the market leader, the launch of a biocide impregnated filter resulted from a real focus on the needs and concerns of the consumer. Further sales and marketing investment has been initiated in Brazil to accelerate the growth of industrial products in South America, and developing growth plans for industrial segments in Europe and Asia are priorities for 2006.

In the Hygiene business the focus has been on cost reduction and improving customer relationships. The authorisation of a major new spunbond line in Sweden, expected to be commissioned in early 2007, will increase quality and productivity in the European market. A number of collaborative development programmes with customers have demonstrated that product development continues to be a core strength and differentiator.

New Product Development

Chief Executive's Review

Future Group Strategy

In November last year, we announced our intention to separate Fiberweb from BBA. Over the last few years both businesses have been grown, both organically and by acquisition, so that each of them have achieved the critical mass that now allows them to stand alone as strong, independent companies in their own right. Each business has an excellent market position, with leadership in several areas, and they are increasingly international in their presence. We believe both businesses have a strong sense of focus and are well positioned to grow further, acting as consolidators in their markets. These are the reasons why we have decided that it is the correct time to separate Fiberweb from the BBA Group and we are convinced that this will deliver more shareholder value in the long-term.

As we proceed with the separation of Fiberweb we are also accelerating the efforts to improve our operational performance, particulary in our Fiberweb North American Hygiene and our Aviation Engine Repair businesses. The growth of our Aviation businesses both organically and by acquisition remains a priority.

We therefore look forward to a challenging year with confidence.

Michael Harper
Chief Executive

Revenue for continuing operations increased by 10 per cent to £1,510.8 million (2004: £1,373.8 million). Underlying operating profits increased by 2 per cent to £129.6 million after absorbing additional raw material costs in Materials Technology of £12 million. Underlying operating margins reduced to 8.6 per cent due, in particular, to increased raw material costs in Fiberweb and higher fuel costs in our Aviation businesses which together reduced margins by just over 1 percentage point. After restructuring costs and non-recurring items of £48.3 million (2004: £28.6 million), operating profits from continuing operations were £81.3 million (2004: £98.5 million).

The Group produced underlying profit before tax from continuing operations of £108.2 million (2004: £115.2 million) with higher interest costs (principally due to US$ interest rates) which increased from £11.9 million in 2004 to £21.4 million in 2005, the main reason for the reduction in headline earnings. Adjusted earnings per share from continuing operations were 17.9p (2004 18.3p). For the first time in many years movement in exchange rates had little impact on the comparison with the prior period with the average dollar rate ending the year at $1.82 (2004: $1.83) and the euro was 1.46 (2004: 1.47). Total profit for the period was £75.3 million (£67.9 million) with unadjusted earnings per share of 15.9 pence, up 11 per cent on the prior period.

Our free cash flow at £86.3 million recovered well in the second half of the year as anticipated and was some 40 per cent higher than the prior period (2004: £60.0 million). The improvement against the prior period reflected a significantly improved working capital position (2005: inflow £14.2 million) (2004: outflow £38.4 million) partially offset by higher capital expenditure of £73.3 million (2004: £61.7 million). We invested £28 million in acquisitions during the year to expand our business aviation network and to add to our parts distribution portfolio.

Financial Review

Revenue and Operating Profit by Division

Airport Services
Sales grew by 23 per cent to £514.4 million, of which increased fuel prices contributed 8 per cent. Underlying operating profits increased to £60.0 million from £50.1 million in the prior year, an increase of 20 per cent. Underlying operating margins were slightly lower at 11.7 per cent (2004: 11.9 per cent) although the increased fuel prices reduced underlying margins by 0.8 per cent. Operating profits and margins were impacted in the second half by a charge of £2 million in respect of a bad debt reserve for North West Airlines at ASIG, which went into Chapter 11 in September 2005, and by the settlement of a legal claim.

Maintenance, Repair and Overhaul
Sales reduced by 6 per cent to £377.1 million (2004: £401.6 million) with lower demand for Spey/Tay overhauls and the impact of exchange rates at our UK businesses being offset by increased demand for TFE731 and a strong performance by our parts distribution businesses. Underlying operating profits were £34.4 million (2004: £36.6 million) and underlying operating margins were unchanged at 9.1 per cent. As we enter 2006 we expect market conditions to improve and we are confident that results should show an improvement over 2005.

Materials Technology
Materials Technology revenue increased 12 per cent to £619.3 million, of which 4 per cent was due to the impact of higher raw material costs being passed on to customers. Underlying operating profits reduced by £4.8 million to £43.8 million (2004: £48.6 million - restated for the disposal of Finotech) and underlying operating margins were 7.1 per cent (2004: 8.8 per cent). Significantly increased raw material costs, net of recovery through price increases, reduced underlying profits by approximately £12 million compared to the prior period.

Exchange Rates
A significant proportion of BBA's earnings are generated in US dollars and in euros. The movements in these exchange rates since 2002 are shown in the table below:

	2002	2003	2004	2005
US Dollars	1.50	1.64	1.83	1.82
Euros	1.59	1.45	1.47	1.46

2005 is the first year for some time that the dollar has not weakened against sterling and distorted the comparison with the prior year.

Restructuring Costs and Non-Recurring Items
Restructuring costs and non-recurring items amounted to £48.3 million (2004: £28.6 million). Further details of these amounts can be found in note 3 to the Consolidated Financial Statements.

Disposal of Businesses
During the period the Group disposed of its 40 per cent interest in Finotech, a Non-Wovens joint venture in Germany. The Group also completed the closure of a loss-making Fiberweb distribution business in Japan. Before their closure or disposal these operations produced profit after tax of £1.9 million (2004: £6.4 million), which have been classified as discontinued operations. The net profit associated with the disposals or closure amounted to a profit of £21.5 million (Finotech profit £23.7 million) compared to a loss of £2.8 million in the prior period.

Acquisitions

The Group acquired six businesses during the year for a total consideration of £28.0 million. We acquired a number of bases to further expand our business aviation network and also added IGS (International Governor Services) to our portfolio of parts distribution businesses. These businesses, which are detailed in the Directors' report, are expected to contribute approximately £25 million of turnover in 2006 and will generate operating margins of more than 10 per cent. The fair market value of the acquisitions was £6.8 million, debt acquired £nil, and the resulting goodwill was £23.4 million.

Tax and Dividends

The effective tax rate was 22 per cent of the profit before goodwill amortisation and all exceptional items (2004: 25 per cent). The reduction in the rate principally reflects the release of a provision for a potential tax exposure in the UK, which was no longer required as the matter was cleared with the tax authorities during the year.

The Board is recommending a final dividend of 8.3 pence bringing the dividend for the year to 11.8 pence (2004: 11.3 pence), an increase of 4 per cent. The dividend is covered 1.5 times by adjusted basic earnings per share (2004: 1.6 times).

Pensions

The overall value of our scheme assets has grown to £500 million (2004: £435 million), whilst liabilities have also risen to £565 million (2004: £505 million). This has resulted in a net deficit of £65 million at the end of the year compared to £70 million at the end of 2004. The deficit can be broken down between UK schemes £15 million and overseas schemes £50 million. Following an actuarial valuation of the UK schemes in 2004, the company made a special contribution of £5 million during 2005 and a further contribution of £5 million will be made in 2006, after which the situation will be reviewed again. The overseas deficit includes unfunded schemes valued at £27.3 million.

Cash Flow and Debt

The Group produced positive free cash flow of £86.3 million (2004: £60 million) with the increase over the prior year principally reflecting an improvement in the Group's working capital position.

Capital expenditure increased to £73.3 million (2004: £61.7 million) and represents 1.0 times depreciation (2004: 0.8 times). Aviation expenditure amounted to £40.5 million (2004: £36.4 million) and Materials £32.8 million (2004: £25.3 million). For 2006 we expect capital expenditure to increase to 1.2 times depreciation due to the authorisation of new non-wovens lines in both Sweden and Italy.

A significant proportion of our debt is held in US dollars as a hedge against our US dollar assets. The strengthening of the US dollar against sterling has had a significant impact on the translated value of our dollar debt increasing. A profile by currency is shown in the table below:

(DEBT)/CASH PROFILE BY CURRENCY	2005	2004
Sterling	**503**	314
US Dollars	**(810)**	(586)
Euros	**(183)**	(204)
Others	**(37)**	(36)
Total	**(527)**	(512)

The Group currently has a syndicated multi-currency loan for £950 million which will expire in 2009. We currently have headroom of approximately £200 million and have the flexibility to capitalise on investment opportunities as they arise.

The Group policy with respect to cash deposits is to only have deposits with pre-approved banks with credit ratings of A1/P1 and with limits on the amount deposited with each institution dependent on their credit rating. Deposits are generally for short-term maturity (less than three months).

Financial Risk Management and Treasury Policies
The main financial risks of the Group relate to funding and liquidity, interest rate fluctuations and currency exposures. The management of these risks is performed by a central Treasury department that reports directly to the Group Finance Director and operates according to objectives, policies and authorities approved by the Board. The overall policy objective is to use financial instruments to manage financial risks arising from the underlying business activities and therefore the Group does not undertake speculative transactions for which there is no underlying financial exposure.

Funding and liquidity: The Group's operations are financed by a combination of retained profits, equity and borrowings. Borrowings are generally raised at Group level from banks and then lent on to operating subsidiaries on commercial terms. The Group maintains sufficient available committed borrowing facilities to meet any forecasted funding requirements.

At the end of 2005 the Group had committed bank facilities of £950 million of which £374 million was undrawn. In addition, the Group maintains uncommitted facilities for daily working capital fluctuation purposes. At the end of 2005 the undrawn amount of these uncommitted facilities totalled £28 million.

Interest rate risk management: The interest rate exposure arising from the Group's borrowing and deposit activity is managed by using a combination of fixed and variable rate debt instruments and interest rate swaps. The Group's policy with respect to interest rate is to fix portions of debt for varying periods based upon our debt maturity profile and an assessment of interest rate trends. At the end of 2005 approximately 30 per cent of the Group's borrowings were fixed at weighted average interest rates of 4.4 per cent for varying terms up to three years.

Currency risk management: The Group's policy is to hedge all significant transactional currency exposures through the use of forward currency contracts. It is also the Group's policy to hedge overseas capital employed, including recognised goodwill, between 50 and 85 per cent by means of currency loans and currency swaps.

International Financial Reporting Standards
This is the first annual report to be produced in accordance with IFRS (International Financial Reporting Standards). A summary of the main differences between UK GAAP and the new standards can be found in note 1 to the Consolidated Financial Statements.

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services network in
80 locations worldwide



Our strategy is to grow Signature and our business aviation interests aggressively both in North America and the rest of the world





ASIG is the leading fueller of commercial aircraft in the USA and the UK

REFUEL


AIRCRAFT SERVICE
INTERNATIONAL GROUP


LOAD

New cargo services contracts were won with Disney, Northwest Airlines, All Nippon, Cathay Pacific and Singapore Airlines







We are the industry's leading
independent turbine engine repair
and overhaul provider




New contracts were
also won from the
US Air Force and NetJets



In 2006 we aim to continue
growing higher return,
value-added product lines

RESPOND



We are looking to further develop our leading customer relationships in large, growing hygiene markets

DEVELOP


Our strategy is to expand in fast
growing markets such as
Asia and Latin America

CONTENTS

1. ROBERTO QUARTA (56)
Non-executive Director, Chairman
He was appointed Chairman in March 2001. He is a principal in Clayton, Dubilier & Rice, a private equity firm. From 1993 until March 2001 he was Group Chief Executive of BBA Group plc. He is the chairman of Italtel SpA and Rexel SA, and a non-executive director of BAE Systems plc and Azure Dynamics Corporation, a Canadian listed company. He is also a Trustee of the College of the Holy Cross.

2. MICHAEL HARPER (61)
Chief Executive
He was appointed Chief Executive with effect from 27 February 2006. He joined the Board in February 2005 as a non-executive director. An engineer by training, he was a director of Williams plc and on the demerger in 2000 became Chief Executive of Kidde plc. He is Chairman of Vitec Group plc and a non-executive director of UMECO plc, Ricardo plc and Catlin Group Limited.

3. ANDREW WOOD (54)
Group Finance Director
He was appointed to the Board as Group Finance Director in January 2001. A chartered management accountant, he was formerly Group Finance Director of Racal Electronics plc.

4. BRUCE VAN ALLEN (50)
President and CEO, BBA Aviation Services
He was appointed to the Board in May 2002. He joined Signature in 1993 and has held various posts since that date, including most recently, CEO of BBA Aviation North America.

5. BOB PHILLIPS (67)
Non-executive Director
He was appointed to the Board in May 2000. He is a managing director of The Clarecastle Group, a New York marketing firm. He is also a Senior Advisor at Peter J. Solomon Company, a New York independent investment advisory firm. He was a board director of Unilever plc and Chairman of Unilever's North American Committee, positions from which he retired in May 2000.

6. JOHN ROQUES (67)
Non-executive Director, Chairman, Audit Committee
He was appointed to the Board in January 1999. He is Chairman of Portman Building Society, a non-executive director of Premier Farnell plc and Henderson Group plc. He was formerly a partner at Deloitte & Touche, retiring in 1999 as Senior Partner.

7. DAVID ROUGH (55)
Non-executive Director, Senior Independent Director
He was appointed to the Board in March 1998. He is also a non-executive director of Emap plc, Land Securities plc, Mithras Trust, Xstrata Group plc and Brown, Shipley & Co. Ltd. For ten years, until December 2001, he was Group Director, Investments at Legal & General plc.

8. RICHARD STILLWELL (55)
Non-executive Director, Chairman, Remuneration Committee
He was appointed to the Board in March 1998. A practising barrister, he is also a non-executive director of Penna Consulting plc. Until August 2000, he was Executive Vice-President Industrial Specialties at Imperial Chemical Industries plc, where he had held various posts since 1974.

Board of Directors

BOARD OF
DIRECTORS











1 2 3
4 5 6
7 8

EXECUTIVE
MANAGEMENT
COMMITTEE


MICHAEL HARPER
Chief Executive


ANDREW WOOD
Group Finance Director


BRUCE VAN ALLEN
President and CEO,
BBA Aviation Services


DANIEL DAYAN
CEO, BBA Fiberweb


SARAH SHAW
Group Secretary


GREGORY MURRER
General Counsel – Americas


DAVID STANTON
Corporate Development Director

The directors present their report together with the audited financial statements of the Group for the year ended 31 December 2005.

Principal activities and business review
BBA Group plc is an international group of Aviation and Materials Technology businesses. A review of the development of the business of the Group during the year is set out on pages 6 to 15 which is included as part of this report.

Group results and dividends
The results for the year are shown in the consolidated income statement on page 58.

The directors recommend the payment of a final ordinary share dividend for 2005 of 8.3p net per share on 22 May 2006 to shareholders on the register at the close of business on 18 April 2006, which together with the interim dividend paid on 4 November 2005 makes a total of 11.8p net per ordinary share for the year (2004: 11.3p).

Acquisitions and disposals
1. Acquisitions

1.1 On 19 January 2005, the Group acquired the FBO business of Harrods Aviation Limited for £0.7 million.

1.2 On 30 June 2005, the Group purchased International Governor Services Inc. for an immediate cash consideration of $18 million (£10 million) and a deferred contingent cash consideration of up to $10 million (£5.6 million).

1.3 On 10 August 2005, the Group acquired the entire share capital of PrivatAir SA from TransAir Holding SAS at Le Bourget Airport in Paris for US$12 million (£6.8 million).

1.4 On 24 August 2005, the Group acquired the entire share capital of National Airways Corporation Cape Town (Proprietary) Limited and Cape Aviation Business Centre (CABC) at Cape Town International Airport in South Africa from National Airways Corporation (NAC) for Rand 20 million (£1.7 million).

1.5 On 15 September 2005, the Group acquired the entire share capital of Coronet Aviation Services Limited for £1 million.

1.6 On 1 November 2005, the Group acquired the stock of Long Beach Million Air, Inc. for an immediate cash consideration of $12 million (£7 million).

2. Disposals

2.1 On 13 April 2005, the Group disposed of its parts supply business to CSE Parts Supply Limited for £1 million, payable in two £0.5 million tranches, the first on completion and the second within six months from completion.

2.2 On 30 June 2005, the Group disposed of its 40 per cent minority interest in Finotech GmbH for an immediate cash consideration of $76 million (£42.6 million) and a deferred cash consideration of $6 million (£3.4 million). The total consideration was received in the second half of the year. The profit on disposal of Finotech amounted to £23.7 million.

The consideration relating to the various acquisitions and disposals stated above reflects exchange rates at the date of announcement of the relevant transaction.

Directors' Report

Change in share capital

Changes in share capital are shown in note 23 to the Consolidated Financial Statements.

The Company was given authority to purchase up to 14.99 per cent of its existing ordinary share capital at the 2005 Annual General Meeting and Class Meeting of the 6.75 per cent convertible preference shareholders. The authority will expire at the conclusion of the Annual General Meeting in May 2006 unless renewed. Accordingly, a special resolution to renew the authority will be proposed at the forthcoming Annual General Meeting. The Company was also given authority to purchase up to 14.99 per cent of its 6.75 per cent cumulative redeemable convertible preference shares at the 2005 Annual General Meeting. The Company did not purchase any of its ordinary or 6.75 per cent cumulative redeemable convertible preference shares during the year. All of the outstanding 6.75 per cent cumulative redeemable convertible preference shares were either converted into ordinary shares or redeemed in 2005.

Details of the resolution renewing the authority to purchase ordinary shares are included with the Notice of Annual General Meeting enclosed with this Report.

Substantial shareholdings

The Company has been notified under section 198 of the Companies Act 1985 (as amended) of the following interests, which represented 3 per cent or more of the existing issued ordinary share capital of the Company as at 13 March 2006:

	Number	%
Standard Life Investments	28,939,522	5.95
Barclays PLC	16,684,209	3.43
AEGON UK plc	15,381,366	3.16
Legal & General Group plc	15,347,390	3.15

Research and development

The Group continues to devote considerable effort and resources to research and development of new processes and products. Costs are charged against income as incurred.

Market value of land and buildings

The directors are of the opinion that the market values of the Group's properties are not substantially different from the values included in the Group's financial statements.

Financial risk management and treasury policies

The financial risk management and treasury policies of the Group are set out on page 19 and in note 19 to the Consolidated Financial Statements.

Board of directors

The current directors of the Company at the date of this report appear on pages 38 and 39. Apart from Mr Harper who was appointed to the Board on 23 February 2005, all directors held office throughout the financial year under review.

Directors' interests in shares

Directors' interests in shares and share options are contained in the Directors' Remuneration Report.

Suppliers payment policy

The Company and Group's policy is to settle terms of payment with suppliers when agreeing the terms of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by the terms of the payment.

People and the environment

Set out on page 42 is the Directors' Report on Corporate Social Responsibility which is included as part of this report.

Resolutions at the Annual General Meeting

The Company's Annual General Meeting will be held on 17 May 2006. Accompanying this report is the Notice of the Annual General Meeting, which sets out the resolutions to be considered and approved at the meeting. These are explained in a letter from the Chairman which accompanies the Notice.

Charitable and political donations

Group donations to charities worldwide were £143,000 (2004: £182,000) with UK charities receiving £4,000 (2004: £15,000).

No donations were made to any political party in either year.

Auditors

A resolution to reappoint Deloitte & Touche LLP as auditors of the Company will be proposed at the Annual General Meeting.

Approved by the Board on 20 March 2006 and signed on its behalf by:

Andrew Wood
Group Finance Director

Corporate Social Responsibility

During the first half of 2005 BBA Group Legal in conjunction with the Group senior management team revisited each of the policies contained in the BBA Group Legal Policies Manual. This exercise is regularly undertaken to ensure that each policy fully satisfies all relevant laws and regulations and accurately reflects the philosophy of the Board and senior management on the manner in which BBA Group's business should be conducted. As a consequence of this review, in June 2005 new policies were issued and existing policies were updated or revised. These include our policies on Competition Law Compliance, Data Protection and Privacy, Gifts, Business Courtesies, Gratuities and Favours, Equal Opportunity and Anti-Harassment. In addition, in August 2005 our Market Abuse and Inside Information Policies were completed. Our existing policies on Corporate Social Responsibility, Business Ethics and Disclosure of Unethical Conduct issued in 2004, remain unchanged. The Legal Policies Manual, including each of these policies, was then released to all members of BBA Group senior management as well as the management of BBA operating companies. We regard this Manual as core guidance to our entire management team on responsible, mandatory business conduct and require that management certify their understanding, implementation and compliance with the directives contained in the Manual.

Our CSR Steering Committee ("the Committee") remained active during 2005. In addition to continuing various 2004 projects, the Committee initiated the assembly of CSR metrics for our businesses. Details of labour and employment data for the Americas were completed in August 2005. This data includes male to female ratios, employee ethnicity, employee grievances, turnover and absenteeism. The same exercise will be undertaken in 2006 for our European and Asian businesses. The Committee intends to utilise the data as guidance for BBA Group companies on matters such as workplace diversity and equal employment opportunity. The Committee also worked with BBA Group Internal Audit to enhance a CSR module that has been added to our internal audit protocol as a mechanism for verifying CSR awareness, compliance and progress within our companies. As in prior years BBA Group continued to participate in the Business in the Community (BitC) Corporate Responsibility Index.

In April 2005 the BitC advised BBA Group that it placed 60th among the top 100 participants in the 2004 CSR Survey and 2nd within the Transport sector. Although we are pleased with the Group's continuing improvement as reflected in these results, we have also embraced BitC's suggestions for further improvement. We are hopeful that our efforts during 2005 will result in an even higher placement of the Group when the 2005 CSR Survey results are announced in early 2006.

In 2005, several BBA sites and personnel experienced direct losses as a result of hurricanes that caused unprecedented damage in the United States. BBA Group is proud of the actions taken by its companies and its employees to assist those who were affected by these disasters, including matching charitable donation programmes and the contribution of products and services in the support of relief efforts in Gulf Coast region.

Directors' Corporate Governance Report

1. Compliance

The Board is committed to ensuring high standards of corporate governance are maintained at BBA.

The Company applies the principles of corporate governance set out in Section 1 of the revised Combined Code issued in July 2003 through its own behaviour, by monitoring corporate governance best practice and by adopting appropriate recommendations of relevant bodies.

The directors can confirm compliance throughout the year with the provisions set out in Section 1 of the Combined Code except that bonuses and benefits in kind of certain executive directors are historically pensionable. This is explained further in the Directors' Remuneration Report on page 49.

The auditors' report concerning the Company's compliance with the Combined Code appears on page 93.

2. The Board's Role

The Board recognises its collective responsibility for the success of the Company. Its role includes providing effective leadership and setting the Group's strategic aims. It assesses business opportunities and seeks to ensure that appropriate controls are in place to assess and manage risk. It is responsible for reviewing management's performance and oversees senior level succession planning within the Group. The Board is responsible for setting the Company's values and standards, ensuring the Company's obligations to its shareholders are met.

The full Board met on seven occasions during 2005 and these meetings were attended by all the directors, except that Ross McMillan was absent from two meetings prior to his date of resignation from the Board on 23 February 2005. These meetings concentrate on strategy, financial and business performance. Additional meetings are called as required to deal with specific matters. The agenda is set by the Chairman in consultation with the Group Chief Executive, the Group Finance Director and the Group Secretary.

The Board has a formal schedule of matters reserved to it for decision including approval of matters such as:

- strategy and objectives;
- Group policies;
- annual budgets;
- dividends;
- acquisitions and disposals of businesses;
- expenditure over a certain limit;
- financial results; and
- appointments to the Board.

Matters outside the scope of this formal schedule are decided by management in accordance with delegated authorities approved by the Board and Audit Committee. The schedule of matters is reviewed by the Board on an annual basis.

The Board's policies and procedures are set out in a Directors' File which is provided to all directors on appointment and which is routinely updated.

3. The Board and Independence

At the date of this report, the Board comprises three executive and five non-executive directors who contribute a wide range of complementary skills and experience. A short biography of each current director is set out on page 38.

The Board is headed by Roberto Quarta, who has been Chairman since March 2001. During the year he was appointed non-executive director of BAE Systems plc.

The Chief Executive is Michael Harper. During the year under review, the Group Chief Executive was Roy McGlone. The Board's Senior Independent Director is David Rough. He is available to shareholders if they have concerns that normal channels of contact with the Chairman or Chief Executive would not resolve.

John Roques' appointment as a non-executive director was renewed for a further period of three years with effect from 11 January 2005. His re-appointment was fully reviewed in the light of the Board's performance evaluation and additional Board discussion took place. Michael Harper was appointed a non-executive director of the Board on 23 February 2005 for a period of three years. On 27 February 2006, he was appointed Chief Executive following Roy McGlone's resignation as a director on the same date. The Board intends to renew Bob Phillips' appointment as a non-executive director for a further term of one year with effect from 5 May 2006. His intended re-appointment was fully reviewed in the light of the Board's performance evaluation and additional Board discussion took place.

Andrew Wood, Bob Phillips and Richard Stillwell retire by rotation and intend to seek re-appointment at the forthcoming AGM.

The Board believes that Bob Phillips and Richard Stillwell should be re-elected by shareholders as non-executive directors because each continues to be effective and demonstrates commitment to his role. The Board believes that each director will continue to do so.

The Board has determined that all its non-executive directors are independent in character and judgement. As specified in the revised Combined Code, such assessment is not required for a serving Chairman.

However, the Board believes that its Chairman, Roberto Quarta, should be considered independent although he was Group Chief Executive of the Company for a number of years until 2001. The Board considers that there are substantial benefits to having a Chairman who is familiar with the business and that the Chairman has, throughout his period of office, demonstrated his independence.

During the year, the Chairman held a meeting at which only the non-executive directors were present. In addition, the non-executive directors met the Senior Independent Director without the Chairman present. There were several other occasions during the year when discussions between various directors took place.

Executive directors must obtain the prior consent of the Board before accepting a non-executive directorship in any other company. Executive directors may retain the fees from any such directorship. During 2005, Roy McGlone was paid £33,500 in fees in respect of his non-executive directorship of Aggreko plc.

4. Chairman and Group Chief Executive

There is a clear division of responsibilities between the Chairman and the Group Chief Executive and this is reinforced by a written statement of the division of responsibilities approved by the Board. The Chairman, a non-executive director, is primarily responsible for leading the Board and ensuring its effectiveness. He is responsible for setting the Board agenda and ensuring the directors receive information in an accurate, clear and timely manner. He is responsible for promoting effective decision-making, ensuring the performance of the Board, its committees and individual directors are evaluated on an annual basis and that appropriate Board training and development occurs. The Group Chief Executive is responsible for the development and implementation of Board strategy and policy, the running of the Group's business, ensuring that the business activities are effectively communicated and promoted within and outside the business and for building positive relationships with the Company's stakeholders.

5. Board Appointments

The Board acknowledges its responsibility for planned and progressive refreshing of the Board. It believes that the necessary arrangements to manage succession issues promptly and effectively are in place. There is a formal and transparent procedure for the appointment of new directors to the Board, the prime responsibility for which is delegated to the Nomination Committee. The appointment process is initiated by the Board and a selection procedure established to identify suitable external search consultants for the vacancy. The process will differ in its detail depending on whether the appointment is for an executive or non-executive position, but the essentials will remain the same. Following the appointment of a suitable external consultant, details of the role and capabilities required for the appointment will be prepared. The consultant then draws up a list of potential candidates and a shortlist is created through consultation amongst Committee members. The Board as a whole is also regularly updated as to the status of the appointment process. Meetings as appropriate are arranged with Committee members and the Committee aims to ensure that each Board member is given the opportunity to meet the final candidates. The Nomination Committee will then meet to finalise a recommendation to the Board regarding the appointment.

The Board has a written framework for the induction of new directors. This includes site visits, meetings with senior management and advisers and the provision of corporate documentation. A personal induction programme is prepared for each new director tailored to the experience and needs of the individual. Major shareholders will be offered the opportunity of meeting new directors.

Appointments of non-executive directors are made by the Board for an initial term of three years. This term is subject to the usual regulatory provisions and continued satisfactory performance of duties following the Board's annual performance evaluation. Re-appointment for a further term is not automatic but may be made by mutual agreement. In addition, it is the Company's practice that all directors are subject to re-election at least every three years.

The fees of the non-executive directors, including the Chairman, are determined by the Board as a whole on the recommendation of the Group Chief Executive. No director is involved in deciding his own remuneration or fees. Letters of appointment for the non-executive directors are available to review on request.

6. Information and Professional Development

The Chairman takes responsibility for ensuring the directors receive accurate, timely and clear information with Board and Committee papers being circulated in advance of the meeting. The Board and its Committees are kept informed of corporate governance and relevant regulatory developments as they arise and receive appropriate briefings. For example, the Remuneration Committee arranges an annual market review from its independent external advisers whilst the Audit Committee is routinely briefed on accounting and technical matters by senior management and the external auditors.

In addition to formal Board meetings, the Chairman maintains regular contact with the Group Chief Executive and other directors to discuss specific issues. Senior management from the Group's Divisions present to the Board on a regular basis and opportunities exist during the year for informal contact. Board site visits are arranged, collectively and individually, and non-executive directors are free to meet members of the senior management team.

The Board believes that, given the experience and skills of its current directors, the identification of individual development needs is best left to the individual director's discretion. If any such needs became evident through the annual performance evaluation, the director would be encouraged to pursue the necessary development. The Company will provide the necessary resources for developing and updating the directors' knowledge and skills.

All directors have access to the advice and services of the Group Secretary and the Board has established a procedure

whereby directors wishing to do so in furtherance of their duties may take independent professional advice at the Company's expense.

The Company arranges appropriate insurance cover in respect of legal actions against its directors.

7. Performance Evaluation

A formal appraisal process for the Board and its main Committees is conducted annually. In 2005, the evaluation was conducted internally on a confidential basis and was led by the Senior Independent Director in conjunction with the Chairman. As in prior years, the main body of the evaluation centred on a review of the conduct of, and processes for, Board and Committee meetings, corporate governance issues, overall performance and an assessment of the contribution of individual directors. The appraisal also included an assessment of information provided to the Board and its Committees, including strategic, financial, operational, corporate governance and CSR information.

The Senior Independent Director reported the Board and Committee evaluation outcomes to the Board, whilst directors were individually briefed regarding their own performance. Overall, the Board was satisfied with its performance and that of its Committees. The review concluded that there had been significant improvements in the Board's processes, procedures and culture since the first performance evaluation in 2003, with notable year on year improvements. Individual director's performance was also agreed to be acceptable with each actively contributing to the effective performance of the Board and its Committees.

Overall, directors were satisfied with the level and quality of information provided to them. Specific actions with which management has been tasked following the evaluation include increased depth in the strategy presentations made to the Board.

8. Board Committees

The Board operates a Remuneration Committee, a Nomination Committee and an Audit Committee. Written terms of reference for each Committee are available on request.

(a) Remuneration Committee

Composition

During 2005, the Remuneration Committee comprised the following independent non-executive directors: Richard Stillwell, Chairman, Michael Harper (appointed 23 February 2005), Bob Phillips, David Rough and John Roques. These directors were in place at the time of determining remuneration for the year ended 31 December 2005, apart from Michael Harper. Michael Harper ceased to be a member of the Remuneration Committee on the date of his appointment as Chief Executive. During 2005, the Remuneration Committee met on four occasions and meetings were attended by all Committee members.

The Chairman and the executive directors may attend these meetings by invitation.

Role

The Committee has two principal functions: first, making recommendations to the Board on the framework and broad policy on executive directors' remuneration; and second, determining on behalf of the Board the specific remuneration package for each of the executive directors, including pension rights and any compensation payments.

The Remuneration Committee is also responsible for developing and monitoring a compensation framework for senior executives in conjunction with the Group Chief Executive. During the year it was agreed that Remuneration Committee should also be responsible for reviewing the specific remuneration package for certain senior executives as designated by the Board. The detailed implementation of the compensation framework, except as regards the executive directors and the designated senior executives, is the responsibility of the Group Chief Executive.

Further details of the work of the Remuneration Committee appear in the Directors' Remuneration Report.

(b) Nomination Committee

Composition

The Nomination Committee comprises three non-executive directors and two executive directors. During the year under review, its composition was as follows: Roberto Quarta, Chairman, Roy McGlone, David Rough, Andrew Wood and Richard Stillwell. Roy McGlone ceased to be a member of the Nomination Committee following his resignation as a director on 27 February 2006 and was replaced by Michael Harper.

Other directors may attend Nomination Committee meetings by invitation.

Role

The Nomination Committee meets as required. During 2005, the Committee met on one occasion with attendance by all Committee members. This was supplemented with individual briefings and meetings. The principal role of the Committee is to make recommendations to the Board on the appointment of the Company's executive and non-executive directors. It is responsible for identifying and nominating candidates to fill Board vacancies. In making appointments, the Committee evaluates the balance of skills, knowledge and experience on the Board and in the light of this evaluation considers the capabilities required for the role and, in the case of a non-executive appointment, the time available to fulfil the role. Use is made of independent recruitment consultants and the final appointment rests with the full Board. More information on the role of the Nomination Committee is set out in 'Board Appointments' above.

Details regarding the Audit Committee are set out in paragraph 9(b) on page 46.

9. Audit and Accountability

(a) Financial Reporting

Directors' responsibilities for the preparation of financial statements

The directors are required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements. In preparing the financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group, and enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the EU IAS Regulation. They are also responsible for the system of internal control and for safeguarding the assets of the Company and the Group, and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Going Concern

In compliance with corporate governance requirements, the directors consider that after a critical review of the Group's 2006 budget and medium-term plans the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis.

(b) Audit Committee

Composition

During 2005, the Audit Committee comprised the five independent non-executive directors as follows: John Roques, Chairman, Michael Harper (appointed 23 February 2005), Bob Phillips, Richard Stillwell and David Rough. Michael Harper ceased to be a member of the Audit Committee on the date of his appointment as Chief Executive.

The Chairman has relevant and recent financial experience and a professional accountancy qualification as required by the Smith Guidance. In addition the other Committee members all have experience of corporate financial matters.

During 2005, the Audit Committee met on three occasions, generally coinciding with key dates in the financial reporting and audit cycle. There was full attendance by all the Committee members. The external auditors and Head of Group Internal Audit regularly attend these meetings. The Chairman, Group Chief Executive, Group Finance Director, Group Financial Controller and Divisional Chief Executives also generally join at least part of Audit Committee meetings by invitation. The Committee Chairman may call a meeting at the request of any director or the Company's external auditors.

Role

The Committee may consider any matter that might have a financial impact on the Group. However, its primary role is: first, reviewing the scope and results of the external audit and the internal audit work programme; and second, reviewing the annual and interim reports before they are presented to the Board. In addition, the Committee reviews the work of the Risk Committee as described and assesses compliance with the directors' responsibility statement. The Committee also reviews the Group's Disclosure of Unethical Conduct Policy under which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The Committee is responsible for making recommendations to the Board regarding the remuneration and appointment of its external auditors. It is the policy of the Audit Committee to review such appointment at least every five years. It discharges its responsibilities through the review of written reports circulated in advance of meetings and by discussing these reports and any other matters with the relevant auditors and management. At least once a year the Audit Committee holds a confidential session without management present with each of the external auditors and the Head of Group Internal Audit.

Auditor Independence and Audit Effectiveness

Central to the Audit Committee's work is the review and monitoring of the external auditors' independence and objectivity and the effectiveness of the audit process. During the year the Audit Committee carried out a formal audit service assessment including a review of audit plans, the qualifications, expertise, resources, effectiveness and independence of the external auditors. The Audit Committee has also carried out a detailed performance evaluation and believes that it has satisfied the requirements of the Combined Code and the Smith best practice guidelines. The Audit Committee has confirmed that during the year it had formal and transparent arrangements for considering financial reporting and internal control principles and maintaining an appropriate relationship with the external auditors.

A key safeguard to ensure auditor objectivity and independence is the Committee's policy on the provision of non-audit services by its external auditors. This policy is reviewed annually. It prohibits the Group's external auditors from carrying out certain additional services for the Group including book-keeping, internal audit, valuations, actuarial services and financial systems design and implementation. Services which the external auditors may be permitted to carry out include assurance services such as reporting accountant work and tax services. The Committee is satisfied that the majority of the tax services supplied by Deloitte & Touche LLP are compliance-related and represent a small proportion of Group tax fees.

As a matter of principle, the Group's policy is not to use the external auditors for acquisition and due diligence work. However, where the Group considers it appropriate or conflicts arise, suppliers other than the preferred supplier may be asked to tender. Only in exceptional and unusual circumstances will this include the external auditors.

The Committee Chairman is required to pre-approve certain permitted services, which may exceed set financial limits. Non-audit fees paid or due to the external auditors are regularly reviewed by the Committee.

The Committee is satisfied that the non-audit services currently provided by its external auditors Deloitte & Touche LLP does not impair their independence or objectivity.

(c) Systems of Internal Control

Overall responsibility for the Group's system of internal control and for reviewing its effectiveness rests with the directors. Management is accountable to the directors for monitoring this system and for providing assurance to the directors that it has done so. The system of internal control is essentially an ongoing process embedded in the Group's businesses for identifying, evaluating and managing the significant risks faced by the Group, including social, environmental and ethical risks. The Group considers that it has adequate information to identify and assess significant risks and opportunities affecting its long and short-term value.

This process has been in place for the year ended 31 December 2005 and up to 28 February 2006 and the directors can therefore confirm that they have reviewed the effectiveness in accordance with the internal control requirements of the Combined Code throughout that period.

The Group's internal system of control is reviewed annually by the directors and accords with the Turnbull Guidance. The system is designed to manage rather than eliminate the risk of failure to achieve business objectives. It can provide reasonable but not absolute assurance against material misstatement or loss, to the extent that is appropriate, taking account of costs and benefits.

The key features of the Group's internal control system are listed below.

1. The Risk Committee, chaired by the Group Finance Director and comprising senior executives, meets at least twice a year to review and analyse how business risks are being managed. These reviews assess the following categories of risk:
- business;
- financial;
- compliance; and
- operational and other including health, safety and environmental.

Central to this process is a detailed written self-assessment of risks by company and division, which is reviewed by the internal audit department. Functional risk assessments are also carried out by the responsible executive. If significant control issues arise between meetings, these can be brought to the attention of senior executives at regularly scheduled meetings of the Executive Management Committee. The outcome of the work of the Risk Committee is reported to the Audit Committee, which in turn reviews the effectiveness of the Group's system of internal control on behalf of the Board. The Audit Committee receives a report at least twice a year from the Group Finance Director detailing the work undertaken by the Risk Committee. Based on these reviews, the Board recommends action to be taken by the Group at both divisional and company levels to mitigate identified risks and seize opportunities that may add value to the Group.

2. An organisation structure is in place at both head office and divisional level which clearly defines responsibilities for operational, accounting, taxation, treasury, legal, company secretarial and insurance functions.

3. An internal audit function undertakes a programme of reviews aligned to the risks existing in the Group's businesses of controls, risks and business processes. The role of internal audit is defined in a 'Group Internal Audit Charter' and this includes its terms of reference, the standards which it adheres to, the scope and coverage of its work and its reporting processes. The Audit Committee receives a report from internal audit at each meeting which includes opinions on the adequacy and effectiveness of controls by site, a summary of key issues, work schedules and details of any action required. In accordance with recent revisions to the Combined Code, the Audit Committee regularly monitors and reviews the effectiveness of internal audit utilising outside specialists and self-assessment techniques.

4. A Group Finance Manual details accounting policies, financial controls and reporting procedures applicable to all reporting units. The Group accounting policies are aligned with the latest International Accounting Standards and International Financial Reporting Standards.

5. An annual budgeting exercise is carried out to set targets for each of the Group's reporting units.

6. Detailed management accounts are submitted monthly to management which measure actual performance against budget, together with forecasts of sales, profits and operating cash for the next three months and to the end of the year. A monthly report is provided to the Board highlighting key issues and summarising the detailed financial information provided by the operating units.

7. Capital expenditure is controlled by means of budgets, authorisation levels requiring the approval of major projects by the Group directors and by post-investment appraisals.

8. Defined procedures are laid down for investments, currency and commodity hedging, granting of guarantees and use of treasury products.

9. A detailed matrix defines the levels of authority for the Group's senior executives and their direct reports in relation to acquisitions, capital expenditure, commercial and employee contracts and treasury matters. This matrix is authorised by the Audit Committee on behalf of the Board and is reviewed on an annual basis. Compliance with the authority matrix is reviewed as part of the internal audit process.

10. All significant acquisitions and disposals of companies or businesses are approved by the Board.

11. A Group policies manual sets out policies and procedures regarding the following: business ethics, business gifts and gratuities, equal opportunities, competition law, legal policy, external communications and share dealing. A bi-annual review of compliance with such policies by Group companies is carried out and the results communicated to the Risk Committee and the Board. Senior executives are also required to confirm annual compliance with certain policies. These Group policies are complemented by divisional and company-led initiatives, including community policies. These policies are supplemented by a 'Disclosure of Unethical Conduct' policy which includes a 24 hour 'hotline' available to all employees which is supported by a formal investigation protocol and regular reporting to the Audit Committee.

12. A Group Health, Safety and Environmental Manual details policies, standards and procedures which are applicable throughout the Group. Further details are set out on page 42 under 'Corporate Social Responsibility' and on our website. Annual self-assessments are carried out at company level against Group standards. A monthly report is prepared and circulated to the Executive Management Committee on environmental and safety matters within all Group companies from the internal Group HSE function and external specialists. In addition to a formal annual review, the Board receives regular reports on HSE matters. Senior managers' performance and related financial incentives are tied in part to their success against selected annual HSE improvement objectives.

10. Shareholder Relations

The Board as a whole is routinely kept up to date on corporate governance developments and the views of BBA's major shareholders. This is achieved through regular meetings during the year between the Group Chief Executive, the Group Finance Director and major shareholders, which are then reported to the Board as a whole. The Board also receives formal written reports from its brokers regarding the views of its principal shareholders following its preliminary and interim results announcements and at other times as appropriate. The Chairman, Senior Independent Director and other non-executive directors are available to meet with major shareholders and a number of such meetings took place during the year. The Board considers that its non-executive directors, including its Senior Independent Director, David Rough, have a good level of understanding of the issues and concerns of major shareholders, as required by the revised Combined Code.

A programme of meetings with institutional shareholders, fund managers and analysts takes place each year. The directors seek to encourage a continuing dialogue. The Company maintains contact as required with its principal shareholders about directors' remuneration in the same way as for other matters. The Company's AGM is used as an opportunity to communicate with private investors. It is intended that notice of the AGM and related papers are sent to shareholders at least 20 working days before the meeting. Roberto Quarta, as Chairman of the Board and Nomination Committee, John Roques as Chairman of the Audit Committee, and Richard Stillwell as Chairman of the Remuneration Committee will answer questions, as appropriate, at the AGM. The Senior Independent Director, David Rough will also be available. Shareholders are given the opportunity of voting separately on each proposal. The Company counts all proxy votes cast in respect of the AGM and makes available the proxy voting figures (for and against and abstentions) on each resolution. The voting results of the AGM, together with the details of proxy votes cast prior to the meeting are also made available on request and on the Company's website. The results of the AGM are also announced to the market via a Regulatory News Service.

Approved by the Board on 20 March 2006 and signed on its behalf by:

Andrew Wood
Finance Director

This report covers the remuneration policy for directors and includes specific disclosures relating to directors' emoluments, their shares and other interests and is being put to shareholders at the forthcoming annual general meeting for an advisory vote.

Throughout 2005 the Company complied with the provisions of the July 2003 Combined Code (the "Code") except in respect of the historical pensionability of bonuses and benefits in kind, which is referred to in paragraph 3d below. This report includes information which is required to be audited and this information is stated as such in the relevant table.

1. REMUNERATION COMMITTEE

Although the Board considers itself ultimately responsible for both the framework and the cost of executive remuneration, it has delegated prime responsibility for executive remuneration to the Remuneration Committee.

The Remuneration Committee is a Committee of the Board consisting exclusively of independent non-executive directors, details of which are set out on page 45. It is responsible for determining executive directors' remuneration and reviewing proposals in respect of other senior executives. The Committee also determines targets for performance related share schemes operated by the Company and oversees any major changes in employee benefit structures throughout the Group. Further details of the work of the Remuneration Committee are set out on page 45.

Inbucon Consulting, an independent remuneration-consulting firm, is consulted by the Remuneration Committee and management in respect of executive remuneration and share schemes. Inbucon Consulting provides no other services to the Company other than the calculation of total shareholder return for the 2004 Share Plan.

In carrying out its responsibilities, the Remuneration Committee is independently advised by Sean O'Hare, Head of Executive Compensation at KPMG LLP.

The Committee also consults with the Chairman (who is not a member of the Remuneration Committee), the Group Chief Executive and the Group Secretary in connection with its work.

2. REMUNERATION POLICY

The Group's remuneration policy is to ensure that executive directors' and other senior executives' remuneration properly reflects their duties and responsibilities and is sufficient to attract, retain and motivate high calibre senior management collectively capable of delivering the goals of the Company. The Committee recognises the need to remain competitive in the different geographic areas in which the Company operates. Furthermore, the Committee aims to ensure that incentive schemes are in line with best practice and promote the interests of shareholders. Executive directors' remuneration is reviewed at least annually whilst the Committee reviews its remuneration policy on an ongoing basis.

The main components of executive directors' remuneration are set out below. Total executive remuneration is structured to deliver potential upper quartile rewards for superior performance with a significant proportion of variable pay subject to stretching performance targets. The Committee believes that the executive directors' remuneration packages contain a suitable balance of directly performance related remuneration which links both the short-term financial performance of the Group and long-term shareholder returns with the executives' total remuneration.

During 2006, the Remuneration Committee intends to undertake a detailed formal review to ensure that its policy and all components of remuneration are appropriate to the Company's circumstances and prospects following the separation of the Fiberweb Division from the Group.

a. Salary and Service Contracts

The policy of the Committee is to provide salaries that are positioned around median when compared to salary data. While salary is reviewed by reference to market conditions, financial and individual performance, the Committee would not regard this element of remuneration as directly performance related. In addition to basic salary, executive directors receive traditional benefits in kind, principally a company car or car allowance, private medical insurance and death in service benefits.

The policy of the Committee is to make new executive director appointments with a rolling service agreement which can be terminated by the Company on giving 12 months' notice.

b. Bonus

Annual cash bonuses for executive directors and senior management are based on financial performance and personal objectives which are set annually. Currently, approximately 75 per cent of the maximum bonus is based on financial objectives. More details of the bonus arrangements are set out below.

c. Long-Term Incentives

The Remuneration Committee believes that a significant element of executive directors' remuneration should be linked to performance related long-term incentives. The Company's schemes have been developed to reflect market practice and provide long-term management focus and motivation. The Committee has also recognised the need for flexibility in this area to allow them to respond to changing market practices and different geographic norms.

As part of its strategy to align shareholders' and directors' interests, the Remuneration Committee will expect all executive directors to build and maintain a holding of shares with a value at least equal to their base salary.

d. Pension Provision

Pension provision for the executive directors varies and reflects differing UK and US practice. Further details are set out on page 55. The Remuneration Committee has reviewed the impact of the changes to the tax treatment of UK pensions due to take effect in April on current arrangements for UK based employees, including the executive directors. Details of the pensions policy

Directors' Remuneration Report

and new arrangements for UK executives are set out on page 55. The intention is that the new arrangements will not result in an increase in the overall costs to the Company.

3. POLICY IMPLEMENTATION: DIRECTORS' REMUNERATION

a. Salary and Service Contracts

Base salaries are reviewed annually by reference to comparator groups selected on the basis of comparable size, geographic spread and business focus. Individual salary decisions take into account personal contribution, business performance and the level of pay awards elsewhere in the Group. Following a review at the end of 2005, the Remuneration Committee approved a base salary increase of 3.5 per cent for each of the executive directors with effect from 1 January 2006.

Each executive director who served during the year has a 12 month notice period under his contract of employment.

R V McGlone	contract dated 21 February 1996
A R Wood	contract dated 13 February 2001
B Van Allen	contract dated 1 January 2004

Mr McMillan, who resigned from the Board in February 2005, also had a 12 month notice period under his contract dated 1 January 2004.

In the event of early termination, the Remuneration Committee will, within legal constraints, determine the approach to be taken according to the circumstances of each individual case, taking account of the departing director's obligation to mitigate his loss. In certain circumstances, and except for termination for non-performance, the executive directors may receive compensation upon early termination of a contract which could amount to up to one year's remuneration based on basic salary, bonus, benefits in kind and pension rights during the notice period. Mr Van Allen is required to give 12 months' notice and Mr Wood 6 months' notice of termination of their service agreements.

Table 1 (page 53) sets out details of the executive directors' salary and non-executive directors' fees.

b. Bonus

Bonus payments made in respect of 2005 for Mr McGlone and Mr Wood were calculated on the basis of the Group's adjusted earnings per share, Group free cash flow and the achievement of measurable personal objectives. Mr Van Allen's bonus reflects his operational responsibility for the Aviation Services business. His bonus arrangement for 2005 was based on the achievement of budgeted operating profit, operating cashflow for the Aviation Services Division, together with Group adjusted earnings per share and the achievement of measurable personal objectives. For all executive directors, appropriate performance targets and personal objectives were approved by the Committee at the start of the financial year for which the bonus was payable. The performance measures were chosen by the Committee because each measure was a factor over which the individual had a direct impact and each of the measures are collectively good indicators of corporate performance that should link to long-term shareholder reward.

The bonus was expressed as a percentage of salary and the potential payout ranged from zero to a maximum of 65 per cent of salary. In a year where budgeted financial targets are met this would typically result in a payment of 27.5 per cent of basic salary. Approximately 75 per cent of the bonus is based on financial objectives, the remainder on measurable personal objectives. The Committee retains discretion to reflect exceptional circumstances by varying bonuses.

Table 1 (page 53) includes details of annual bonus payments made in respect of 2005.

c. Share Scheme Incentives

In April 2004, shareholders approved the BBA Group 2004 Long-Term Incentive Plan which replaces the previous BBA Group Long-Term Incentive Plan, the BBA Group 1994 Executive Share Option Scheme and the 1995 Share Appreciation Rights Plan. Details of these plans are set out below.

BBA Group 2004 Long-Term Incentive Plan

The BBA Group 2004 Long-Term Incentive Plan (the '2004 Plan') allows the awards of options, conditional shares and matching shares. The maximum number of options which an executive may be granted in any year is limited to three times basic salary, or four times basic salary if the Remuneration Committee determines that an executive will not receive a conditional share award in that year. Conditional awards of shares are limited to one times the executive's basic salary or two times basic salary if the Remuneration Committee determines that the executive will not be granted options in that year. Awards made to executive directors in 2005 were limited to one times basic salary for conditional awards and two times basic salary for options. The Remuneration Committee consider the award levels appropriate and in line with its policy to reward superior performance with potential upper quartile remuneration.

The maximum number of shares in respect of which a participant may be made matching awards in any year will be limited to 50 per cent of the number of shares purchased with his or her own money. Each executive may purchase shares to a value not exceeding his or her gross annual bonus, subject to a minimum of 25 per cent of net amount. The Plan rules also permit matching on a net to gross basis.

The Remuneration Committee is satisfied that the maximum award levels are not excessive and are in line with current market practice. When making awards, the Remuneration Committee will take prevailing remuneration practice into account.

Options granted in 2005 under the 2004 Plan are subject to the following performance conditions, which will be measured from the financial year ending just prior to the grant over a three year period:

Average EPS growth above inflation	Proportion of options exercisable
7% or more per annum	100%
3 to 7% per annum	Pro rata between 33% and 100%
3% per annum	33%
Less than 3% per annum	Nil

Options will lapse if performance conditions are not satisfied and there will be no re-testing. In line with performance conditions under earlier Company share option schemes, the external auditors will perform certain agreed upon procedures on the earnings per share calculation. The Remuneration Committee will also seek external advice with regard to the approach to adopt to take account of the move to International Accounting Standards and the effect this has on earnings per share based performance conditions and will endeavour to ensure that performance is measured on a consistent basis.

Conditional shares will vest and be released to executives at the end of a three year period if the Company's total shareholder return against a comparator group of companies consisting of all of the FTSE 350 listed companies in the industrial transportation, travel and leisure, chemicals and aerospace and defence sectors is met.

Awards made in 2005 are subject to the following performance conditions:

TSR ranking in comparator group	Proportion of shares vesting
Upper quartile	100%
Median to upper quartile	Pro rata between 25% and 100%
Median	25%
Below Median	Nil

If median position is not achieved, the whole award will lapse and there will be no retesting. In line with performance conditions under previous conditional awards, total shareholder return will be calculated by an independent remuneration-consulting firm. The vesting of matching awards is not dependent on performance conditions.

The Committee believes that the two performance measures chosen for its incentive schemes – adjusted earnings per share growth and comparative total shareholder return – each represent a reasonable long-term indication of the financial success of the Company. They are also measures that are acceptable to the majority of the investors in the Company. The performance measures in respect of the share incentive schemes will be reviewed in 2006 as part of the detailed review referred to on page 49.

The comparator group in respect of the 2005 award of conditional shares is as follows:

Comparator Group 2005 Awards	
Arriva	Go-Ahead Group
Associated British Ports Holdings	Imperial Chemical Industries
Avis Europe	Johnson Matthey
BAA	Meggitt
BAE Systems	Mersey Docks & Harbour Co
BBA Group	National Express Group
BOC Group	Northgate
British Airways	Penninsular & Oriental Steam
British Vita	Navigation Company
Cobham	Rolls-Royce Group
Croda International	Smith Group
EasyJet	Stagecoach Group
Exel	Ultra Electronics Holdings
FirstGroup	VT Group
Forth Ports	Yule Catto & Co

The Committee will be considering the composition of the comparator group in respect of awards to be made in 2006.

Details of awards made to the Executive Directors under the 2004 Plan during the year are set out in Tables 3 and 4.

Share Option Schemes

All executive options awarded by the Company prior to 2005 have been made under the BBA Group 1994 Executive Share Option Scheme, which expired in April 2004. All outstanding options granted under the scheme are subject to performance conditions. Prior to March 2002, the BBA Group 1995 Executive Share Appreciation Rights Plan was used to facilitate the grant of options to US executives on the same basis as the 1994 Executive Share Option Scheme.

Between 1997 and 2000, the Executive Directors did not receive options under the Company's executive share option schemes. Executive directors were granted options under the scheme between 2001 and 2004 when shareholder approved amendments facilitated grants of a combination of options and awards under the 1997 Long-Term Incentive Plan (the latter of which is now closed, with no outstanding awards).

Under the 1994 Executive Share Option Scheme, in any financial year a participant could be granted options with an exercise price not exceeding two times annual earnings. Such options are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years is at least 9 per cent greater than the growth in inflation.

Super options granted under the 1994 executive share option plan are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of five consecutive years is greater than the growth in earnings per share, as adjusted, achieved during the same five year period by at least three-quarters of those companies which constitute the FTSE 100 index at the end of the five year period. No super options have been granted since 1997 and the 2001 amendments to the 1994 scheme removed the facility to grant such options.

Performance conditions in respect of options granted in 1999, 2000 and 2001 were not satisfied and did not become exercisable at the end of their respective initial performance periods. As required under the Scheme rules, the performance conditions attached to these grants were re-tested in 2005 and satisfied. In addition, the performance conditions attached to the 2002 grant of options were satisfied in 2005 and these options also became exercisable. As stated above, performance condition re-testing is not permitted under the 2004 Plan.

The Committee selected earnings per share as the performance measure for the 1994 Executive Share Option Scheme and the 1995 Share Appreciation Rights Plan as it is accepted as being a good indicator of long-term corporate performance. Options have an inherent share price performance measure, being the condition that before any reward is given the share price must increase.

Executive directors may be eligible to participate in the BBA Group 2004 Savings-Related Share Option Scheme, which is open to all eligible UK employees. Options are granted under three or five year SAYE contracts at a 20 per cent discount to the stock market price at the offer date. The maximum overall employee contribution is £250 per month.

Performance Charts

The charts below show the Company's total shareholder return over the last five financial years compared with the equivalent information for the FTSE 350 Transport sector which the Committee considers to be a suitable broad-based equity market index of which the Company is a constituent. Graph 1 shows the annual change in total shareholder return for the Company and the index, while Graph 2 shows the cumulative change in total shareholder return from January 2001.

ANNUALISED TOTAL SHAREHOLDER RETURN: BBA GROUP vs TRANSPORT SECTOR


TOTAL SHAREHOLDER RETURN %
04
06
BBA
FTSE 350 TRANSPORT

CUMULATIVE TOTAL SHAREHOLDER RETURN: BBA GROUP vs TRANSPORT SECTOR


TOTAL SHAREHOLDER RETURN %
02
05
-50
BBA
FTSE 350 TRANSPORT

Table 1 – Emoluments and fees (audited)

	Basic salary allowances and fees £000	Other emoluments £000	Benefits in kind £000	Termination Payments £000	Annual bonus £000	Total 2005 £000	Total 2004 £000
R Quarta	160	–	1	–	–	161	159
R V McGlone	484	76*	5	–	157	722	688
A R Wood	312	–	1	–	122	435	395
B Van Allen	285	–	13	–	96	394	471
R H McMillan	38†	–	2†	252■	2†	294	320
J M Harper	25‡	–	–	–	–	25	–
R M Phillips	30	–	–	–	–	30	30
D J S Roques	38	–	–	–	–	38	37
D Rough	35	–	–	–	–	35	34
R N Stillwell	38	–	–	–	–	38	37
Total	1,445	76	22	252■	377	2,172	2,171

* During the year Mr McGlone elected to receive a proportion of his entitlement under the FURBS arrangements as salary (£76,067).

† To date of resignation 23 February 2005.

■ Mr McMillan resigned from the Board on 23 February 2005 but remained an employee of the Group until 14 November 2005. Under his service contract, Mr McMillan is entitled to 12 months pay and benefits in lieu of notice and assistance with finding alternative employment. In accordance with his termination agreement, during 2005 he was paid £251,537 in compensation which comprised his basic salary of £210,125 from the date of his resignation to 31 December 2005, a lump sum of £5,492 in respect of outplacement assistance, holiday pay, a car allowance and benefits in kind totalling £36,288. Car allowance and benefits in kind payments ceased on 14 November 2005, the date Mr McMillan took up alternative comparable employment.

‡ From date of appointment 23 February 2005.

Table 2

Directors' interests in share capital (includes interests held by a director's spouse)	Ordinary 25p shares 1 Jan 2005 (or date of appointment, if later) Beneficial	31 Dec 2005 Beneficial
R Quarta	38,020	38,020
R V McGlone	118,621	191,915
A R Wood	15,671	40,537
B Van Allen	20,574	40,277
R H McMillan	–	–*
J M Harper	572	20,572
R M Phillips	3,000	3,000
D J S Roques	13,000	13,000
D Rough	22,226	22,226
R N Stillwell	5,000	5,000

*To date of resignation 23 February 2005

There were no changes in directors' interests in share capital between 31 December 2005 and 20 March 2006.

Table 3 – Conditional and Matched Shares (audited)

	Shares	1 Jan 2005	during the year	Award date	Release date	31 Dec 2005
R V McGlone	Conditional	–	155,700	23 May 2005	23 May 2008	155,700
A R Wood	Conditional	–	100,000	23 May 2005	23 May 2008	100,000
B Van Allen	Conditional	–	91,300	23 May 2005	23 May 2008	91,300
	Matched	–	9,851	6 Jun 2005	6 Jun 2008	9,851

Notes

1. Conditional and Matched shares awarded under the 2004 Plan. The mid-market price of a BBA Group plc ordinary 25p share on 20 May 2005 was 298.75p. This was the price used to determine the number of Conditional shares awarded to the Directors on 23 May 2005. At the end of a three year holding period, the Conditional shares will vest and be released to the executives if and to the extent that the performance conditions set out on page 51 are satisfied. The mid-market price of a BBA Group plc ordinary 25p share on the Matched shares award date was 306.75p.

Table 4 - Options to acquire ordinary shares (audited)

		1 Jan 2005	Granted during the year	Exercised/ lapsed during the year	31 Dec 2005	Exercise price per share pence	Exercisable from	Expiry date
R V McGlone								
	(1)	388,600	-	388,600	-	205.90	01.10.04	01.10.11
	(1)	185,750	-	-	185,750	288.20	25.03.05	25.03.12
	(1)	846,013	-	-	846,013	153.00	13.03.06	13.03.13
	(1)	422,200	-	-	422,200	275.25	01.03.07	01.03.14
	(4)	-	311,300	-	311,300	298.75	23.05.08	23.05.15
	(2)	29,000	-	29,000	-	290.00	09.10.00	09.10.05
	(2)	89,600	-	-	89,600	323.33	11.04.01	11.04.06
		1,961,163	**311,300**	**417,600**	**1,854,863**			
A R Wood								
	(1)	221,000	-	221,000	-	205.90	01.10.04	01.10.11
	(1)	107,400	-	-	107,400	288.20	25.03.05	25.03.12
	(1)	552,131	-	-	552,131	153.00	13.03.06	13.03.13
	(1)	271,000	-	-	271,000	275.25	01.03.07	01.03.14
	(4)	-	199,900	-	199,900	298.75	23.05.08	23.05.15
	(5)	-	3,816	-	3,816	245.00	01.12.08	01.06.09
		1,151,531	**203,716**	**221,000**	**1,134,247**			
B Van Allen								
	(3)	36,000	-	-	36,000	341.33	21.04.00	21.04.07
	(3)	23,000	-	-	23,000	422.00	10.03.01	10.03.08
	(3)	198,300	-	198,300	-	205.90	01.10.04	01.10.11
	(1)	94,350	-	-	94,350	288.20	25.03.05	25.03.12
	(1)	585,686	-	-	585,686	153.00	13.03.06	13.03.13
	(1)	225,300	-	-	225,300	275.25	01.03.07	01.03.14
	(4)	-	182,600	-	182,600	298.75	23.05.08	23.05.15
		1,162,636	**182,600**	**198,300**	**1,146,936**			
R H McMillan								
	(3)	198,300	-	-	198,300†	205.90	01.10.04	23.02.06
	(1)	85,200	-	-	85,200†	288.20	25.03.05	25.03.12
	(1)	504,825	-	-	504,825†	153.00	13.03.06	13.03.13
	(1)	208,600	-	-	208,600†	275.25	01.03.07	01.03.14
		996,925	-	-	**996,925†**			

†Details of Mr R H McMillan's outstanding options as at date of resignation 23 February 2005. Mr McMillan retained the right to exercise his options granted in 2001 until 23 February 2006. The Remuneration Committee exercised its discretion under the Rules of the Schemes to allow his options granted in 2002, 2003 and 2004 to become exercisable for a period of 12 months from the date the performance conditions are satisfied.

(1) 1994 (amended 2001) Executive Share Option Scheme
(2) 1994 Executive Share Option Scheme - super options
(3) 1995 Executive Share Appreciation Rights Plan
(4) 2004 Plan
(5) 2004 Savings Related Share Option Scheme

Notes
1. BBA Group plc Ordinary 25p Shares: Mid-market price on 31 December 2005 was 328.50p. Mid-market price for 2005 was in the range 276.25p to 329.25p.
2. 29,000 super options granted to Mr McGlone under the 1994 Executive Share Option Scheme lapsed during the year.
3. There were no changes in the directors' options to acquire ordinary shares between 31 December 2005 and 20 March 2006.
4. Options granted under the 1994 (amended 2001) Executive Share Option Scheme are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of three consecutive years is at least 9 per cent and is greater than the growth in inflation.
5. Super options granted under the 1994 Executive Share Option Scheme are only exercisable if the growth in the Company's earnings per share, as adjusted, for any period of five consecutive years is greater than the growth in earnings per share, as adjusted, achieved during the same five year period by at least three quarters of those companies which constitute the FTSE 100 index at the end of the five year period.
6. Options granted under the 2004 Plan are only exercisable after the third anniversary of the date of grant and if the performance conditions as set out on page 51 are satisfied.
7. Mr McGlone and Mr Wood exercised options under the 1994 Executive Share Option Scheme on 6 June 2005. Mr Van Allen exercised options under the 1995 Share Appreciation Rights Plan on 6 June 2005. The mid-market price of a BBA Group plc ordinary 25p share on the date of exercise was 306.75p. Mr McGlone made a gain of £391,903.10 and retained 73,294 shares on exercise. Mr Wood made a gain of £222,878.50 and retained 24,000 shares on exercise. Mr Van Allen made a gain of £199,985.55 on exercise.

d. Pension

UK

Through the year under review, Mr McGlone and Mr Wood participated in the Company's UK defined benefit plans. For Mr McGlone, who joined the plan prior to April 2000, pensionable earnings are basic salary plus an average of three years' annual bonus together with the taxable value of benefits in kind. As from April 2000, the bonus element of pensionable earnings for existing directors such as Mr McGlone was capped at 45 per cent of salary. Pensionable earnings for Mr Wood and other new participants comprise basic salary only. It is the Committee's policy that the bonus of any new director joining the Company's UK pension plans from April 2000 will not be pensionable.

Under the Defined Benefit Plan Rules, the normal retirement age is 62. In the case of death before retirement, a contingent widow's pension equal to two thirds of the member's prospective pension is payable. Other dependant's pensions may also be paid. The Plan Rules guarantee pension increases in retirement by RPI up to 5 per cent. Further discretionary increases are possible if RPI is above 5 per cent.

All the Company's UK Defined Benefit Plans were closed to new entrants from April 2002; new employees from that date have the option to join a Company sponsored Defined Contribution Plan provided through an external investment manager. The Company matches the employee's contribution in a range of 3 per cent to 7.5 per cent up to the state defined Earnings Cap.

Mr McGlone and Mr Wood were restricted in the level of benefits they can earn under the Group's pension plan by the state earnings cap (£105,600 for the tax year 2005/2006) and therefore the Company has provided a funded unapproved retirement benefits scheme ('FURBS') at its discretion for these directors. The Company's FURBS is closely related to the contribution the Company makes to the approved Defined Benefits Plan less expenses and any special funding. The rate of contribution for both Mr McGlone and Mr Wood was 36 per cent per annum of pensionable earnings in excess of the earnings cap, although Mr McGlone has elected to receive a proportion of his entitlement as salary (see Table 1). On 5 April 2006, the FURBS arrangements will cease as a result of the "Simplification" regulations under the Finance Act 2004.

From 6 April 2006 revised arrangements will apply to all the Company's UK pension arrangements as a result of both the Finance Acts 2004 and 2005 and the Pensions Act 2004. The Company and the Plan Trustee in respect of the Defined Benefit Plan have agreed that a "Notional Earnings Cap" will be implemented in place of the state earnings cap in order to limit the Company's exposure to increases in both Defined Benefit liabilities and additional matching Defined Contribution contributions. Directors and other employees whose earnings are above the Notional Earnings Cap will be given a choice of either a contribution to the Defined Contribution Plan or a cash replacement equivalent to the contribution that would have been paid to a FURBS. Executive directors who are close to or already at the Lifetime Allowance under the new "Simplification" legislation may opt to withdraw from the Company's pension arrangements and receive instead a "neutral cost" cash compensation.

US

Mr Van Allen participates in the Group's Senior Executive Pension Plan for North America ('SEPP'). Mr McMillan, whilst an executive director of the Company also participated in the SEPP. The Company has funded the SEPP since January 2004.

Table 5 (audited) – Defined Contribution Scheme

	Company Contributions 2004 £000	Company Contributions 2005 £000
UK Directors		
R V McGlone	108	114
A R Wood	66	69

Table 7 (audited) – Defined Contribution Scheme

	Company Contributions 2004 £000	Company Contributions 2005 £000
US Directors		
B Van Allen	4	5
R H McMillan	4	1†

†Contribution to 401k plan to date of resignation as a director 23 February 2005.

Table 6 (audited) – Defined Benefit Schemes

	Director's age at 31 Dec 2005	Director's contribution during year £000	Accrued pension at 31 Dec 2004 £000	Transfer value at 31 Dec 2004 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in pension (less director's contributions) £000	Increase in transfer values less director's contributions £000	Accrued pension at 31 Dec 2005 £000	Transfer value at 31 Dec 2005 £000
UK Directors										
R V McGlone	52	5	31	356	4	4	48	145	36	506
A R Wood	54	5	14	171	4	4	50	90	18	265

Notes

1. The pension entitlement shown is that which would be paid annually on retirement based on service to the end of the year.
2. The transfer value has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN 11. The transfer value represents a liability of the Company / pension scheme not a sum due or paid to a director.
3. The increase in transfer values between 31 December 2004 and 31 December 2005 is as a result of changes in pensionable salary, one year extra service, increase in the age of the directors and effects of changes in market conditions.

Table 8 (audited) – Defined Benefit Schemes

	Director's age at 31 Dec 2005	Director's contribution during year £000	Accrued pension at 31 Dec 2004 £000	Transfer value at 31 Dec 2004 £000	Real increase in accrued pension £000	Increase in accrued pension £000	Transfer value of real increase in pension (less director's contributions) £000	Increase in transfer values less director's contributions £000	Accrued pension at 31 Dec 2005 £000	Transfer value at 31 Dec 2005 £000
US Directors										
B Van Allen	50	10	365	365	91	100	81	90	465	465
R H McMillan	55	10	200	200	89	94	79	84	294	294
R Quarta	56	–	174	2,056	–	–	–	312	174	2,368

Notes
1. Accrued pension amounts shown for Mr McMillan and Mr Van Allen are lump sums.
2. The accrued pension and transfer value for Mr McMillan are as of 14 November 2005.
3. Mr Quarta cannot receive his pension in lump sum form under the terms of his plan.
4. The increase in transfer values between 31 December 2004 and 31 December 2005 is as a result of changes in pensionable salary, one year extra service and increase in the age of the Directors

Under the Plan, at age 62, both Mr Van Allen and Mr McMillan are entitled to receive a lump sum retirement benefit. The Plan also provides for a reduced benefit in the event of early retirement. Mr. McMillan's SEPP benefit became fixed on 14 November 2005 when he began new employment. Mr. McMillan has elected to receive an early retirement benefit to be paid on 1 May 2006. That benefit is based upon a five-year averaging of compensation, including bonus, less amounts received under certain other employer pension plans, which include 401k plans.

In the case of death before retirement, the accrued benefit reverts to the participant's widow, and is paid in a lump sum. At the Company's discretion, a reduced early retirement benefit is available once the participant's age plus credited service exceeds 59. Increases in pension are not guaranteed under the Plan.

Mr Van Allen also participates in the Group's 401k plan. Mr McMillan also participated in the 401k plan whilst he was an executive director and continued that participation until 14 November 2005. Details of the contributions made to the 401k plan are set out in Table 7 (page 55).

Mr Quarta, whilst an executive director, participated in a United States executive retirement plan. He retains benefits which accrued whilst he was an executive director. The main features of this plan included a normal retirement age of 60, no individual contributions and an annual benefit upon retirement equivalent to 50 per cent of the average of his highest three years' compensation, inclusive of bonus and taxable benefits in kind less amounts received under certain other employer pension plans.

Non-Executive Directors' Remuneration

The non-executive directors each have a letter of appointment which is available on request. No compensation would be payable for the early termination of the appointment of any non-executive director.

The level of fees is determined by the Board as a whole on the recommendation of the Group Chief Executive using independent market surveys. Fees are in line with current market practice of comparable organisations. The Chairman of the Audit Committee and the Remuneration Committee each receive an annual supplement of £7,500. The Senior Independent Director receives an annual supplement of £5,000. The supplements reflect the increased commitments and demands placed upon each of the non-executive directors in performing their duties on the Board and its principal committees. Non-executive directors fees were last reviewed in 2004.

Details of the non-executive directors' fees for 2005 are set out in Table 1 (page 53).

The dates of appointment or subsequent re-appointment and unexpired term of the non-executive directors as at 20 March 2006 are set out below:

	Date of Appointment / Re-appointment	Unexpired Term as at 20 March 2006
R Quarta	1 March 2004	11 months
R M Phillips	5 May 2004	1 month
D J S Roques	11 January 2005	22 months
D Rough	1 March 2004	11 months
R N Stillwell	1 March 2004	11 months

As mentioned on page 43 the Board intends to renew Mr Phillips' appointment as a non-executive director for a further term of one year with effect from 5 May 2006. Directors retiring by rotation and standing for re-election at the forthcoming annual general meeting are also shown on page 43.

The non-executive directors do not participate in the Company's share option schemes, long-term incentive plan or pension arrangements. As disclosed in this report Mr Quarta retains an entitlement to a pension which accrued whilst he was an executive director.

Approved by the Board on 20 March 2006 and signed on its behalf by:

Richard Stillwell
Chairman, Remuneration Committee

Independent auditors' report to the members of BBA Group plc
We have audited the consolidated financial statements (the "financial statements") of BBA Group plc for the year ended 31 December 2005 which comprise the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expenses, the statement of accounting policies and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors' remuneration report are included in the individual company annual report of BBA Group plc for the year ended 31 December 2005. We have reported separately on the individual company financial statements of BBA Group plc for the year ended 31 December 2005 and on the information in the directors' remuneration report included in the individual company annual report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRS) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended; and
- the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS
As explained in the Basis of Accounting, the Group in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group's affairs as at 31 December 2005 and of its profit for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
20 March 2006

Independent Auditors' Report

	Notes	Underlying* £m	Note i £m	2005 TOTAL £m	Underlying* £m	Note i £m	2004 Total £m
Continuing operations							
Revenue	2	1,510.8	-	1,510.8	1,373.8	-	1,373.8
Cost of sales		(1,218.2)	(15.9)	(1,234.1)	(1,089.6)	-	(1,089.6)
Gross profit		292.6	(15.9)	276.7	284.2	-	284.2
Distribution costs		(65.7)	-	(65.7)	(64.0)	-	(64.0)
Administrative expenses		(102.1)	(3.2)	(105.3)	(97.6)	-	(97.6)
Other operating income		4.4	3.1	7.5	3.6	2.0	5.6
Share of profit of associates		1.0	-	1.0	0.9	-	0.9
Other operating expenses		(0.6)	(6.2)	(6.8)	-	(3.0)	(3.0)
Restructuring costs		-	(24.8)	(24.8)	-	(22.7)	(22.7)
Loss on disposal of businesses		-	(1.3)	(1.3)	-	(4.9)	(4.9)
Operating profit from continuing operations	2,3	129.6	(48.3)	81.3	127.1	(28.6)	98.5
Investment income	4	35.8	-	35.8	31.3	-	31.3
Finance costs	4	(57.2)	-	(57.2)	(43.2)	-	(43.2)
Profit before tax		108.2	(48.3)	59.9	115.2	(28.6)	86.6
Tax	5	(23.7)	15.7	(8.0)	(29.2)	6.9	(22.3)
Profit for the period from continuing operations		84.5	(32.6)	51.9	86.0	(21.7)	64.3
Profit after tax from discontinued operations	6	1.9	-	1.9	6.4	-	6.4
Profit/(loss) on disposal after tax	6	-	21.5	21.5	-	(2.8)	(2.8)
Profit for the period		86.4	(11.1)	75.3	92.4	(24.5)	67.9
Attributable to:							
Equity holders of the parent		86.2	(11.1)	75.1	92.3	(24.5)	67.8
Minority interest		0.2	-	0.2	0.1	-	0.1
		86.4	(11.1)	75.3	92.4	(24.5)	67.9

* Before items described in note i below

Note i: Restructuring costs and non-recurring items as set out in note 3 to the Consolidated Financial Statements.

EARNINGS PER SHARE	Notes	2005	2004
From continuing and discontinued operations:			
Basic	8	15.9p	14.3p
Diluted	8	15.8p	14.0p
From continuing operations:			
Basic	8	11.0p	13.5p
Diluted	8	10.9p	13.2p

Consolidated Income Statement

	Notes	2005 £m	2004 £m
NON-CURRENT ASSETS			
Intangible assets: Goodwill	10	**429.8**	370.4
Licences	10	**22.3**	23.1
Other intangible assets	10	**2.2**	2.6
Property, plant and equipment	11	**746.4**	713.2
Investments in associates	12	**18.4**	33.4
Trade and other receivables	14	**14.2**	18.8
		1,233.3	1,161.5
CURRENT ASSETS			
Inventories	13	**234.2**	219.3
Trade and other receivables	14	**294.2**	336.9
Cash and cash equivalents		**174.9**	134.0
Tax recoverable		**2.8**	4.8
		706.1	695.0
Total assets	2	**1,939.4**	1,856.5
CURRENT LIABILITIES			
Trade and other payables	15	**(278.3)**	(253.7)
Tax liabilities		**(53.9)**	(54.8)
Obligations under finance leases	16	**(4.3)**	(2.8)
Bank overdrafts and loans	18	**(44.0)**	(47.8)
Provisions	20	**(7.0)**	(2.3)
		(387.5)	(361.4)
Net current assets		**318.6**	333.6
NON-CURRENT LIABILITIES			
Bank loans	18	**(585.2)**	(620.6)
Other payables due after one year		**(43.1)**	(6.5)
Retirement benefit obligations	21	**(64.6)**	(69.9)
Obligations under finance leases	16	**(38.1)**	(36.4)
Deferred tax liabilities	22	**(59.5)**	(66.2)
Provisions	20	**(25.3)**	(24.2)
		(815.8)	(823.8)
Total liabilities	2	**(1,203.3)**	(1,185.2)
Net assets		**736.1**	671.3
EQUITY			
Share capital	23	**121.6**	169.0
Share premium account	23	**340.2**	285.3
Other reserves	23	**3.9**	3.9
Treasury shares	23	**(0.6)**	(7.4)
Capital reserve	23	**15.8**	15.2
Hedging and translation reserves	23	**(1.5)**	(19.8)
Retained earnings	23	**256.7**	225.1
Total equity	25	**736.1**	671.3
Equity attributable to:			
Ordinary shareholders		**735.8**	615.0
Preference shareholders		**-**	56.2
Minority interest		**0.3**	0.1
Total equity		**736.1**	671.3

These financial statements were approved by the Board of Directors on 20 March 2006 and signed on its behalf by
R Quarta Chairman **A R Wood** Group Finance Director

Consolidated Balance Sheet

	Notes	2005 £m	2004 £m
OPERATING ACTIVITIES			
Net cash flow from operating activities	26	**174.0**	132.4
INVESTING ACTIVITIES			
Dividends received from associates		**0.4**	0.9
Purchase of property, plant and equipment		**(72.6)**	(56.5)
Purchase of intangible assets		**(0.7)**	(5.2)
Proceeds from disposal of property, plant and equipment		**3.3**	5.7
Acquisition of subsidiaries	27	**(28.0)**	(85.4)
Proceeds from disposal of subsidiaries and associates		**46.7**	0.2
Investment in associates		**-**	(0.8)
Deferred consideration on prior year acquisitions		**(0.9)**	(1.7)
Net cash outflow from investing activities		**(51.8)**	(142.8)
FINANCING ACTIVITIES			
Interest received		**36.4**	30.4
Interest paid		**(50.6)**	(42.5)
Interest element of finance leases paid		**(2.0)**	(1.4)
Preference dividends paid		**(1.9)**	(3.8)
Dividends paid		**(53.0)**	(49.4)
Proceeds from issue of ordinary shares		**7.7**	0.2
Proceeds from sale of treasury shares		**5.6**	1.0
(Decrease)/increase in loans		**(79.7)**	67.4
Decrease in finance leases		**(2.8)**	(15.5)
(Decrease)/increase in overdrafts		**(5.5)**	3.8
Decrease in other liquid assets		**58.7**	7.6
Net cash outflow from financing activities		**(87.1)**	(2.2)
Cash and cash equivalents at beginning of year		**134.0**	154.7
Exchange adjustments		**5.8**	(8.1)
Increase/(decrease) in cash and cash equivalents		**35.1**	(12.6)
Cash and cash equivalents at end of year		**174.9**	134.0
Net debt at beginning of year		**(511.6)**	(459.5)
Increase/(decrease) in cash and cash equivalents		**35.1**	(12.6)
Decrease/(increase) in loans		**79.7**	(67.4)
Decrease in finance leases		**2.8**	15.5
Decrease/(increase) in overdrafts		**5.5**	(3.8)
Decrease in other liquid assets		**(58.7)**	(7.6)
Bank loans acquired		**-**	(10.7)
Finance leases acquired		**(3.3)**	(1.9)
Exchange adjustments		**(76.6)**	36.4
Net debt at end of year		**(527.1)**	(511.6)

Consolidated Cash Flow Statement

	2005 £m	2004 £m
Exchange difference on translation of foreign operations	98.7	(58.3)
Gains/(losses) on net asset hedges	(79.5)	38.6
Fair value movements in foreign exchange cash flow hedges	(6.1)	-
Fair value movements in interest rate cash flow hedges	9.3	-
Fair value movements in commodity contract cash flow hedges	(3.4)	-
Actuarial losses on defined benefit pension schemes	(0.6)	(15.7)
Net income recognised directly in equity	18.4	(35.4)
Conversion of preference shares	17.9	-
Transfer to profit or loss from equity on cash flow hedges	(2.5)	-
Tax on items recognised directly in equity	10.4	(0.7)
Profit for the period	75.3	67.9
Total recognised income and expense for the period	119.5	31.8
Attributable to:		
Equity holders of the parent	119.3	31.7
Minority interests	0.2	0.1
	119.5	31.8
Fair value of foreign exchange cash flow hedges on adoption of IAS39	8.2	-
Fair value of interest rate swaps on adoption of IAS39	(6.4)	-
Reduction in net assets on initial adoption of IAS32	(17.2)	-
Change of accounting policy on adoption of IAS32/39	(15.4)	-
Attributable to:		
Equity holders of the parent	(15.4)	-
Minority interests	-	-
	(15.4)	-

Consolidated Statement of Recognised Income and Expense

Basis of Accounting
The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets. The principal accounting policies adopted are set out below.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) for the first time. The disclosures required by IFRS 1 "First Time Adoption of International Financial Reporting Standards" concerning the transition from UK GAAP to IFRS are given in note 1. The financial statements have been prepared in accordance with IFRS adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. They have also been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

Basis of Consolidation
The Group income statement, balance sheet and cash flow statement incorporate the financial statements of all subsidiary undertakings under the acquisition method of accounting.

The results of subsidiary undertakings acquired or sold are consolidated for the periods from or to the date on which control passed. Control is achieved where the company has the power to govern the financial and operating policies of an investee so as to obtain benefits from activities.

Goodwill on acquisitions, being the excess of the fair value of the consideration paid over the fair value of the net tangible and intangible assets acquired, is capitalised and tested for impairment on an annual basis. Goodwill arising on acquisitions in the year ended 31 December 1997 and earlier periods was written off to reserves in accordance with the accounting standards then in force. Goodwill arising on acquisitions between 1 January 1998 and 31 December 2003 was amortised on a straight line basis over its useful economic life, with a maximum life of 20 years, again in accordance with the accounting standards then in force. As permitted by current accounting standards, the goodwill previously written off to reserves or amortised through the profit and loss account has not been reinstated in the balance sheet.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through participation in the financial and operating policy decisions of the investee. The consolidated financial statements include the Group's share of the post-acquisition reserves of all such companies.

Investments
In the Company's financial statements, investments in subsidiary and associated undertakings are stated at cost less provision for impairment. In the Group's financial statements, investments in associated undertakings are stated at cost plus the Group's share of post-acquisition reserves less provision for impairment.

Treasury
Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to equity. All other translation differences are taken to the income statement, with the exception of differences on foreign currency borrowing and derivative instruments to the extent that they are used to provide a hedge against the Group's equity investments in overseas operations, which are taken to equity together with the exchange difference on the net investment in those operations.

In accordance with the transitional provisions of IFRS 1, derivative financial instruments have been accounted for and presented on a UK GAAP basis for the year ended 31 December 2004. In accordance with UK GAAP, gains or losses on cash flow hedges have been recognised in the income statement when realised. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings or other currency instruments, to the extent that they hedge the Group's investment in such operations, are dealt with through reserves. Compliance with IAS 32 (Revised) "Financial Instruments – Disclosure and Presentation" and IAS 39 (Revised) "Financial Instruments – Recognition and Measurement" would require recognition of the fair value of foreign exchange contracts and interest rate swaps on the balance sheet as at 31 December 2004.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under IAS 32 and IAS 39. This initial application has been treated as a change in accounting policy in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors." The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts, interest rate swaps and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £0.9 million at 31 December 2005.

Accounting Policies

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group excluding intercompany transactions, sales by associated undertakings and sales taxes.

Within the engine overhauls business, turnover and associated profit are recognised on a percentage completion basis once the terms of the contract have been agreed with the customer and the ultimate profitability of the contract can be determined with reasonable certainty.

In our pilot training business, turnover is recognised evenly over the duration of each course.

Research and Development Expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Post-Retirement Benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31 December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries. In certain overseas subsidiaries, to comply with local legislation and to obtain taxation advantages, provision is made for the total actuarial liability less the current surrender value of the supporting investment.

Property, Plant and Equipment
Property, plant and equipment is stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within plant and machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Impairment of Tangible and Intangible Assets
At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would not have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Intangible Assets
Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.

The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset and is calculated on a straight line basis over its useful life.

Share-Based Payments

The Group operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Group revises its estimates of the number of options that are expected to become exercisable at each balance sheet date.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Provision is made for slow moving or obsolete inventory as appropriate.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statement and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below. The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £429.8 million and £746.4 million respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 10 and 11.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £64.6 million. Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 21.

1. ADOPTION OF IFRS

This is the first year that the Group has presented its financial statements under IFRS. The following disclosures are required in the year of transition. The last financial statements under UK GAAP were for the year ended 31 December 2004 and the date of transition to IFRS was therefore 1 January 2004.

	Notes	AS AT 1 JANUARY 2004 £m	AS AT 31 DECEMBER 2004 £m
Reconciliation of shareholders' equity			
Shareholders' equity under UK GAAP		680.6	659.1
Adjustments			
Share based payments	1	(0.9)	(3.5)
Goodwill and acquired intangible assets	2	-	20.0
Dividends	3	34.3	35.9
Deferred taxation	4	14.9	11.2
Pensions	5	(37.7)	(51.4)
		691.2	671.3

	Notes	2004 £m
Reconciliation of profit for the period		
Profit for the period under UK GAAP		49.8
Adjustments		
Share based payments	1	(3.0)
Goodwill and acquired intangible assets	2	20.7
Deferred taxation	4	(2.5)
Pensions	5	2.9
		67.9

Notes to the reconciliation of shareholders' equity and profit for 2004

1. IFRS 2 "Share Based Payments" requires the recognition of a charge in the income statement for share-based payments based on the fair value of the award as at the date of grant. The Group has recognised a charge in the income statement for the fair value of outstanding share options granted to employees after 7 November 2002.

2. IFRS 3 "Business Combinations" requires that goodwill arising on acquisitions is not amortised, but is instead subject to annual impairment testing in accordance with IAS 36 "Impairment of Assets". The Group has applied the exemption allowing it not to restate business combinations prior to 1 January 2004.

3. IAS 10 "Events After the Balance Sheet Date" requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as the liability does not represent a present obligation as defined by IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". As a result liabilities have been reduced by the amount of the proposed dividends at the balance sheet date.

4. IAS 12 "Income Taxes" requires recognition of a deferred tax asset relating to the temporary difference between the tax basis and carrying value (£nil) of goodwill written off to reserves prior to the introduction of FRS 10 "Goodwill and Intangible Assets". The Group has also recognised a deferred tax liability for temporary differences relating to certain fixed assets without tax bases which were acquired as part of previous business combinations and were non-qualifying items under UK tax law.

5. The Group has adopted the option within the amendment to IAS 19 "Employee Benefits" to recognise the net pension obligation of all Group plans at the transition date, with the obligation set against opening reserves. All actuarial gains and losses after the transition date are recognised in full through the statement of recognised income and expenses.

Further details of the transition to IFRS can be found in the IFRS Restatement document reported to the London Stock Exchange on 28 July 2005, which is also available on the Group's website www.bbagroup.com.

2. SEGMENTAL INFORMATION

Business Segments	AIRPORT SERVICES £m	MAINTENANCE, REPAIR & OVERHAUL £m	TOTAL AVIATION £m	MATERIALS TECHNOLOGY £m	UNALLOCATED CORPORATE £m	TOTAL £m
2005						
External revenue	514.4	377.1	891.5	619.3	-	1,510.8
Underlying operating profit	60.0	34.4	94.4	43.8	(8.6)	129.6
Restructuring costs and non-recurring items	(4.6)	(15.3)	(19.9)	(20.5)	(7.9)	(48.3)
Segment result from continuing operations*	55.4	19.1	74.5	23.3	(16.5)	81.3
Investment income						35.8
Finance costs						(57.2)
Profit before tax						59.9
Tax						(8.0)
Profit for the period from continuing operations						51.9
Profit after tax from discontinued operations **						1.9
Profit after tax on disposal						21.5
Profit for the period						75.3

*Segment result includes £0.3 million and £0.7 million profit of associates within Airport Services and Materials Technology respectively.
** Profit after tax from discontinued operations primarily relates to the Materials Technology segment.

Other information						
Capital additions	26.6	19.4	46.0	33.9	0.2	80.1
Depreciation and amortisation	17.7	12.1	29.8	45.4	0.2	75.4
Impairment losses recognised in profit or loss	-	-	-	11.5	-	11.5
Balance sheet						
Assets:						
Segment assets	540.2	439.2	979.4	761.4	180.2	1,921.0
Investments in associates	9.9	-	9.9	8.5	-	18.4
Consolidated total assets						1,939.4
Liabilities:						
Segment liabilities	(143.7)	(69.8)	(213.5)	(201.6)	(788.2)	(1,203.3)
Consolidated total liabilities						(1,203.3)
2004						
External revenue	419.3	401.6	820.9	552.9	-	1,373.8
Underlying operating profit	50.1	36.6	86.7	48.6	(8.2)	127.1
Restructuring costs and non-recurring items	(0.9)	(20.8)	(21.7)	(3.9)	(3.0)	(28.6)
Segment result from continuing operations*	49.2	15.8	65.0	44.7	(11.2)	98.5
Investment income						31.3
Finance costs						(43.2)
Profit before tax						86.6
Tax						(22.3)
Profit for the period from continuing operations						64.3
Profit after tax from discontinued operations**						6.4
Loss after tax on disposal						(2.8)
Profit for the period						67.9

*Segment result includes £0.9 million profit of associates within Materials Technology.
**Profit after tax from discontinued operations primarily relates to the Materials Technology segment.

2. SEGMENTAL INFORMATION continued

Business Segments	AIRPORT SERVICES £m	MAINTENANCE, REPAIR & OVERHAUL £m	TOTAL AVIATION £m	MATERIALS TECHNOLOGY £m	UNALLOCATED CORPORATE £m	TOTAL £m
2004						
Other information						
Capital additions	17.2	22.5	39.7	22.6	0.1	62.4
Depreciation and amortisation	17.8	12.6	30.4	43.9	0.2	74.5
Impairment losses recognised in profit or loss	-	-	-	-	-	-
Balance sheet						
Assets:						
Segment assets	462.4	435.3	897.7	758.4	161.1	1,817.2
Investments in associates	7.8	0.4	8.2	7.7	-	15.9
Discontinued operations						23.4
Consolidated total assets						1,856.5
Liabilities:						
Segment liabilities	(96.9)	(92.6)	(189.5)	(201.5)	(793.5)	(1,184.5)
Discontinued operations						(0.7)
Consolidated total liabilities						(1,185.2)

Geographical Segments	REVENUE FROM CONTINUING OPERATIONS BY DESTINATION £m	REVENUE FROM CONTINUING OPERATIONS BY ORIGIN £m	CAPITAL ADDITIONS £m	ASSETS £m
2005				
United Kingdom	**167.1**	**217.6**	**14.9**	**366.5**
Mainland Europe	**442.1**	**287.0**	**11.3**	**336.0**
North America	**831.3**	**954.9**	**47.4**	**1,151.7**
Rest of World	**70.3**	**51.3**	**6.5**	**85.2**
Total	**1,510.8**	**1,510.8**	**80.1**	**1,939.4**
2004				
United Kingdom	129.0	217.8	8.0	418.9
Mainland Europe	259.3	238.5	9.9	357.6
North America	908.5	873.2	42.7	1,006.9
Rest of World	77.0	44.3	1.8	73.1
Total	1,373.8	1,373.8	62.4	1,856.5

An analysis of the Group's revenue for the year is as follows:	2005 £m	2004 £m
Sales of goods	**971.9**	856.4
Revenue from services rendered	**538.9**	517.4
	1,510.8	1,373.8

3. PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging / (crediting):

	CONTINUING OPERATIONS 2005 £m	CONTINUING OPERATIONS 2004 £m	DISCONTINUED OPERATIONS 2005 £m	DISCONTINUED OPERATIONS 2004 £m	TOTAL 2005 £m	TOTAL 2004 £m
Net foreign exchange gains	**(0.8)**	(1.6)	–	–	**(0.8)**	(1.6)
Research and development costs	**10.8**	11.9	–	–	**10.8**	11.9
Depreciation and impairment of property, plant and equipment	**82.9**	70.9	–	–	**82.9**	70.9
Amortisation of intangible assets (included in administration expenses)	**4.0**	3.6	–	–	**4.0**	3.6
Total depreciation and amortisation expense	**86.9**	74.5	–	–	**86.9**	74.5
Total employee costs	**356.4**	338.2	**0.1**	0.3	**356.5**	338.5
Cost of inventories recognised as an expense	**(1,060.1)**	(945.8)	–	–	**(1,060.1)**	(945.8)
Amounts paid to auditors:						
– Audit fees	**1.9**	1.6	–	–	**1.9**	1.6
– Non-audit services	**0.4**	0.9	–	–	**0.4**	0.9

Restructuring costs and non-recurring items included within statutory operating profit amounted to £48.3 million (2004: £28.6 million). The main items included within this are:

- Non-recurring cost of sales £15.9 million (2004: £nil): A £4.4 million write-off of old WIP balances following the introduction of a new computer system and closure of Millville; and a £11.5 million impairment charge in relation to a small number of production lines within the Fiberweb North America Hygiene business. These impairments arise as a result of the negative impact on margins of increased energy costs and polypropylene prices, and due to changes in customer demands for specialist products.

- Non-recurring administrative expenses £3.2 million (2004: £nil): This relates to the write-down of a receivable due from BBA Diagnostics following the Group's decision to exit the joint venture.

- Non-recurring other operating income £(3.1) million (2004: £(2.0) million): Primarily relates to a curtailment gain on a post-retirement medical benefit scheme, following the amendment of member benefits.

- Non-recurring other operating expenses £6.2 million (2004: £3.0 million): Mainly includes costs of £4.3 million incurred to date in relation to the separation of Fiberweb; and £1.5 million for the settlement of legal proceedings relating to the fuel farm operations of ASIG in Miami (The proceedings involved the period from 1996 to the spring of 2003. ASIG was acquired by BBA in July 2001).

- Restructuring costs £24.8 million (2004: £22.7 million): Includes costs of the closure of the Fiberweb Toronto facility; the completion of the closure of the Millville facility; the closure of a manufacturing site in the UK Landing Gear business; the completion of the integration of AGI (acquired in October 2004); and a further rationalisation in Fiberweb USA and Sweden.

- Loss on disposal of businesses £1.3 million (2004: £4.9 million): This relates to the loss on disposal of CSE Parts, a small aviation parts supplier based at Oxford Airport.

Net of tax and the profit/loss on disposal of discontinued business, total restructuring costs and non-recurring items included within profit for the period amounted to £11.1 million (2004: £24.5 million).

4. INVESTMENT INCOME AND FINANCE COSTS

	2005 £m	2004 £m
Interest on bank deposits	35.3	31.1
Net finance income from pension schemes	0.5	0.2
Total investment income	35.8	31.3
Interest on bank loans and overdrafts	(49.9)	(41.6)
Interest on obligations under finance leases	(2.0)	(1.4)
Interest cost and dividends payable on preference shares	(2.3)	-
Other finance costs	(0.4)	(0.9)
Total borrowing costs	(54.6)	(43.9)
Less amounts included in the cost of qualifying assets	1.0	0.7
Fair value losses on interest rate swaps designated as cash flow hedges transferred from equity	(3.6)	-
Total finance costs	(57.2)	(43.2)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate in the range of 2.7 per cent to 5.3 per cent to expenditure on such assets.

5. INCOME TAX EXPENSE

	CONTINUING OPERATIONS 2005 £m	CONTINUING OPERATIONS 2004 £m	DISCONTINUED OPERATIONS 2005 £m	DISCONTINUED OPERATIONS 2004 £m	TOTAL 2005 £m	TOTAL 2004 £m
Current tax	18.6	8.1	0.6	2.3	19.2	10.4
Adjustments in respect of prior years - current tax	(6.4)	-	-	-	(6.4)	-
Deferred tax (note 22)	(4.2)	11.6	-	-	(4.2)	11.6
Adjustments in respect of prior years - deferred tax	-	2.6	-	-	-	2.6
Income tax expense for the year	8.0	22.3	0.6	2.3	8.6	24.6

Domestic income tax is calculated at 30 per cent (2004: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

A deferred tax credit of £0.7 million has been accounted for within the profit on disposal of £21.5 million in the income statement.

The total charge for the year can be reconciled to the accounting profit as follows:

	2005 £m	2004 £m
Profit before tax:		
continuing operations	59.9	86.6
discontinued operations	2.5	8.7
	62.4	95.3
Tax at the rates prevailing in the relevant tax jurisdictions 34.5% (2004: 34.7%)	22.2	33.1
Tax effect of share of results of associates	(0.3)	(2.3)
Tax effect of expenses that are not deductible in determining taxable profit	(3.2)	(7.6)
Items on which deferred tax has not been recognised	(3.2)	(1.1)
Tax rate changes	(0.5)	(0.1)
Adjustments in respect of prior years	(6.4)	2.6
Tax expense for the year	8.6	24.6

The applicable tax rate of 34.5 per cent (2004: 34.7 per cent) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, current tax of £6.4million (2004: £nil) and deferred tax of £4.0 million (2004: £(0.7) million) has been recognised in equity in the year.

6. DISCONTINUED OPERATIONS

Disposal of Finotech GmbH
On 30 June 2005, the Group disposed of its 40 per cent minority interest in Finotech GmbH for an immediate cash consideration of $76.0 million (£42.6 million) and a deferred cash consideration of $6.0 million (£3.4 million). The deferred consideration was received in full in December 2005. The profit on disposal of Finotech amounted to £23.7 million. During the year, Finotech GmbH contributed £1.9 million (2004: £6.7 million) to the Group's profit for the year, net of a tax charge of £0.9 million (2004: £3.9 million).

Closure of Fiberweb Japan
In 2005, the Group completed the closure of its Fiberweb sales operation in Japan. The loss on closure amounted to £2.2 million (2004: loss £1.0 million). During the year, Fiberweb Japan contributed £nil (2004: loss £0.3 million).

7. DIVIDENDS

On 20 May 2005, the 2004 final dividend of 7.95 pence per share (total dividend £36.0 million) was paid to shareholders. In May 2004, the 2003 final dividend paid was 7.60 pence per share (total dividend £34.3 million).

On 4 November 2005, the 2005 interim dividend of 3.50 pence per share (total dividend £17.0 million) was paid to shareholders. In November 2004, the 2004 interim dividend paid was 3.35 pence per share (total dividend £15.1 million).

In respect of the current year, the directors propose that a final dividend of 8.30 pence per share will be paid to shareholders on 22 May 2006. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with IAS 10 "Post Balance Sheet Events" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 18 April 2006. The total estimated dividend to be paid is £40.4 million.

8. EARNINGS PER SHARE

Earnings	Continuing operations 2005 £m	Continuing operations 2004 £m	Continuing and discontinued operations 2005 £m	Continuing and discontinued operations 2004 £m
Basic:				
Earnings				
Profit for the period	**51.9**	64.3	**75.3**	67.9
Minority interests	**(0.2)**	(0.1)	**(0.2)**	(0.1)
Preference dividends	**-**	(3.8)	**-**	(3.8)
Basic earnings attributable to ordinary shareholders	**51.7**	60.4	**75.1**	64.0
Restructuring costs and non-recurring items	**48.3**	28.6	**48.3**	28.6
(Profit)/loss after tax on disposal (discontinued operations)	**-**	-	**(21.5)**	2.8
Tax on restructuring costs and non-recurring items	**(15.7)**	(6.9)	**(15.7)**	(6.9)
Adjusted earnings	**84.3**	82.1	**86.2**	88.5
Diluted:				
Earnings				
Basic earnings attributable to ordinary shareholders	**51.7**	60.4	**75.1**	64.0
Preference dividends	**-**	3.8	**-**	3.8
Diluted earnings attributable to ordinary shareholders	**51.7**	64.2	**75.1**	67.8
Restructuring costs and non-recurring items	**48.3**	28.6	**48.3**	28.6
(Profit)/loss after tax on disposal (discontinued operations)	**-**	-	**(21.5)**	2.8
Tax on restructuring costs and non-recurring items	**(15.7)**	(6.9)	**(15.7)**	(6.9)
Adjusted diluted earnings	**84.3**	85.9	**86.2**	92.3
Number of shares				
Weighted average number of 25p ordinary shares:				
For basic earnings per share	**471.0**	449.0	**471.0**	449.0
Exercise of share options	**4.8**	4.6	**4.8**	4.6
Conversion of preference shares	**-**	31.4	**-**	31.4
For diluted earnings per share	**475.8**	485.0	**475.8**	485.0
Earnings per share				
Basic:				
Adjusted	**17.9p**	18.3p	**18.3p**	19.7p
Unadjusted	**11.0p**	13.5p	**15.9p**	14.3p
Diluted:				
Adjusted	**17.7p**	17.7p	**18.1p**	19.0p
Unadjusted	**10.9p**	13.2p	**15.8p**	14.0p

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the directors consider that this gives a better indication of underlying performance. In calculating the diluted earnings per share for 2005, the effects of the convertible preference shares have been omitted, as they are anti-dilutive.

From discontinued operations:

Unadjusted basic earnings per share for the discontinued operations is 4.9p per share (2004: 0.8p per share) and diluted earnings per share for the discontinued operations is 4.9p per share (2004: 0.8p per share), based on the profit for the year from the discontinued operations of £23.4 million (2004: £3.6 million) and the denominators detailed above for both basic and diluted earnings per share.

Adjusted basic earnings per share for discontinued operations is 0.4p per share (2004: 1.4p per share) and diluted earnings per share for discontinued operations is 0.4p per share (2004: 1.4p per share), based on the profit for the year from the discontinued operations before restructuring costs and non-recurring items of £1.9 million (2004: £6.4 million) and the denominators detailed above for both basic and diluted earnings per share.

9. EMPLOYEES

	2005 NUMBER	2004 NUMBER
Average monthly number (including Executive Directors)		
By segment		
Airport Services	**7,977**	7,184
Maintenance, Repair and Overhaul	**2,314**	2,481
Materials Technology	**3,027**	2,955
	13,318	12,620
By region		
United Kingdom	**2,239**	1,738
Mainland Europe	**1,391**	1,249
North America	**9,325**	9,281
Rest of World	**363**	352
	13,318	12,620

	£m	£m
Employment costs		
Wages and salaries	**302.1**	288.4
Social security costs	**42.8**	37.9
Pension costs	**11.6**	12.2
	356.5	338.5

10. INTANGIBLE ASSETS

	GOODWILL 2005 £m	LICENCES 2005 £m	OTHER 2005 £m	TOTAL 2005 £m	GOODWILL 2004 £m	LICENCES 2004 £m	OTHER 2004 £m	TOTAL 2004 £m
Cost								
Beginning of year	**370.4**	**29.8**	**2.7**	**402.9**	316.1	22.4	-	338.5
Exchange adjustments	**31.8**	**2.2**	**-**	**34.0**	(17.5)	(0.4)	-	(17.9)
Acquisitions	**23.4**	**-**	**0.3**	**23.7**	70.5	-	2.7	73.2
Additions	**-**	**0.7**	**-**	**0.7**	-	7.8	-	7.8
Disposals	**(1.9)**	**-**	**-**	**(1.9)**	(0.9)	-	-	(0.9)
Acquisitions in prior years	**6.1**	**-**	**(0.4)**	**5.7**	2.2	-	-	2.2
End of year	**429.8**	**32.7**	**2.6**	**465.1**	370.4	29.8	2.7	402.9
Amortisation								
Beginning of year	**-**	**(6.7)**	**(0.1)**	**(6.8)**	-	(3.2)	-	(3.2)
Amortisation charge for the year	**-**	**(3.7)**	**(0.3)**	**(4.0)**	-	(3.5)	(0.1)	(3.6)
End of year	**-**	**(10.4)**	**(0.4)**	**(10.8)**	-	(6.7)	(0.1)	(6.8)
Carrying amount								
End of year	**429.8**	**22.3**	**2.2**	**454.3**	370.4	23.1	2.6	396.1

Licences are amortised over the period to which they relate, which is on average 10 years.
Other intangible assets are amortised over their estimated useful lives which is on average 10 years.
The £6.1 million arising on acquisitions in prior years is as a result of the finalisation of fair value exercises.

10. INTANGIBLE ASSETS continued

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from the business combination. The carrying amount of goodwill has been allocated as follows:

	2005 £m	2004 £m
Airport Services:		
ASIG US	**85.8**	73.6
Signature US	**99.2**	84.1
Signature UK	**16.5**	15.1
Other – (several CGUs)	**19.7**	12.0
Engine Repair and Overhaul:		
Dallas Airmotive	**46.4**	41.5
H&S Aviation	**10.7**	10.7
Oxford Aviation Services	**14.3**	14.3
Other – (several CGUs)	**23.9**	11.5
Materials Technology:		
Veratec	**55.0**	50.8
Tecnofibra	**14.5**	15.0
Tenotex	**22.7**	22.8
Other – (several CGUs)	**21.1**	18.9
	429.8	370.4

The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2.5 per cent. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to discount the forecast cash flows for all CGUs is 11.15 per cent.

11. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS 2005 £m	FIXTURES AND EQUIPMENT 2005 £m	TOTAL 2005 £m	LAND AND BUILDINGS 2004 £m	FIXTURES AND EQUIPMENT 2004 £m	TOTAL 2004 £m
Cost or valuation						
Beginning of year	**367.9**	**758.5**	**1,126.4**	378.9	759.2	1,138.1
Exchange adjustments	**30.8**	**45.4**	**76.2**	(20.8)	(29.6)	(50.4)
Transfers to stock	**-**	**-**	**-**	-	(4.9)	(4.9)
Acquisition of businesses	**3.1**	**1.0**	**4.1**	7.4	15.3	22.7
Additions	**22.6**	**56.8**	**79.4**	10.9	43.7	54.6
Disposals	**(3.8)**	**(12.2)**	**(16.0)**	(8.4)	(10.6)	(19.0)
Asset write downs	**(1.2)**	**(10.1)**	**(11.3)**	(0.1)	(14.6)	(14.7)
End of year	**419.4**	**839.4**	**1,258.8**	367.9	758.5	1,126.4
Accumulated depreciation and impairment						
Beginning of year	**106.4**	**306.8**	**413.2**	97.3	282.5	379.8
Exchange adjustments	**9.9**	**22.1**	**32.0**	(5.8)	(11.4)	(17.2)
Depreciation charge for the year	**14.6**	**56.8**	**71.4**	16.5	54.4	70.9
Disposals	**(2.7)**	**(7.0)**	**(9.7)**	(1.6)	(9.7)	(11.3)
Impairments	**-**	**11.5**	**11.5**	-	-	-
Asset write downs	**(0.1)**	**(5.9)**	**(6.0)**	-	(9.0)	(9.0)
End of year	**128.1**	**384.3**	**512.4**	106.4	306.8	413.2
Carrying amount						
End of year	**291.3**	**455.1**	**746.4**	261.5	451.7	713.2

Capital commitments	2005 £m	2004 £m
Capital expenditure contracted for but not provided for	**12.1**	5.6

The carrying amount of the Group's fixtures and equipment includes an amount of £15.4 million (2004: £27.4 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 11.15 per cent.

12. INVESTMENTS IN ASSOCIATES

	2005 £m	2004 £m
Cost of investment in associates	**13.7**	14.6
Share of post acquisition profit, net of dividends received	**4.7**	18.8
	18.4	33.4

The names and interests in major associated undertakings are shown on page 102.

Aggregated amounts relating to associates	2005 £m	2004 £m
Total assets	**40.9**	95.5
Total liabilities	**(13.2)**	(28.2)
Net assets	**27.7**	67.3

	2005 £m	2004 £m
Revenue	**68.3**	127.9
Profit for the year	**8.0**	21.3
Group's share of profit for the year	**2.9**	7.6

Included within the Group's share of profit for the year is £1.9 million (2004: £6.7 million) which is reported within discontinued operations on the face of the income statement.

13. INVENTORIES

	2005 £m	2004 £m
Raw materials	106.2	104.4
Work-in-progress	34.1	35.5
Finished goods	93.9	79.4
	234.2	219.3

14. OTHER FINANCIAL ASSETS

Trade and other receivables	2005 £m	2004 £m
Trade receivables	228.0	202.2
Other receivables, prepayments and accrued income	66.2	134.7
Trade and other receivables due within one year	294.2	336.9
Amounts owed by joint ventures and associates	-	3.0
Trade and other receivables due after one year	14.2	15.8
Receivables due after one year	14.2	18.8
	308.4	355.7

An allowance has been made for estimated irrecoverable amounts from the sale of goods of £7.1 million (2004: £4.5 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Cash and cash equivalents

Cash and cash equivalents comprise cash held by the group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables and investments.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

15. TRADE AND OTHER PAYABLES

	2005 £m	2004 £m
Trade payables	144.8	130.8
Other taxation and social security	7.6	7.1
Other payables	66.2	54.9
Accruals and deferred income	59.7	60.9
	278.3	253.7

The directors consider that the carrying amount of trade and other payables approximates their fair value.

16. OBLIGATIONS UNDER FINANCE LEASES

	MINIMUM LEASE PAYMENTS 2005 £m	2004 £m	PRESENT VALUE OF MINIMUM LEASE PAYMENTS 2005 £m	2004 £m
Amounts payable under finance leases:				
Within one year	**5.1**	4.3	**4.3**	2.8
In the second to fifth years inclusive	**15.6**	15.5	**9.2**	11.0
After five years	**37.2**	34.2	**28.9**	25.4
	57.9	54.0	**42.4**	39.2
Less: future finance charges	**(15.5)**	(14.8)	**N/A**	N/A
Present value of lease obligations	**42.4**	39.2	**42.4**	39.2
Less: Amount due for settlement within 12 months (shown within current liabilities)			**(4.3)**	(2.8)
Amount due for settlement after 12 months			**38.1**	36.4

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years for equipment and 20 years for Fixed Based Operations (FBO) leasehold improvements. For the year ended 31 December 2005, the average effective borrowing rate was 3.9 per cent (2004: 3.0 per cent). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: US Dollars £33.5 million; Euros £3.0 million; Swedish Kroner £5.9 million.

The fair value of the Group's lease obligations approximates their carrying amount.

The Group's obligations under finance leases are secured by the lessors' charges over the leased assets.

17. OPERATING LEASE ARRANGEMENTS

The Group as lessee	2005 £m	2004 £m
Minimum lease payments under operating leases recognised as an expense in the year	**36.5**	33.4

At the balance sheet date, the Group has outstanding commitments under non-cancellable operating leases, which fall due as follows:

	2005 £m	2004 £m
Within one year	**37.0**	32.1
In the second to fifth years inclusive	**113.2**	102.9
After five years	**202.4**	163.0
	352.6	298.0

Operating lease payments represent amounts payable by the Group for certain of its office properties, plants, FBOs, and equipment. Leases are negotiated for an average term of eight years for office properties, ten years for plants and warehouses, seventeen years for FBOs, and five years for equipment. Rentals are generally fixed or adjusted based on inflation.

The total future minimum sub-lease payments expected to be received under non-cancellable sub-leases at 31 December 2005 were £33.9 million.

18. BANK OVERDRAFT AND LOANS

	2005 £m	2004 £m
Bank overdrafts	**30.7**	29.3
Bank loans	**596.6**	633.9
Loans other than from banks	**1.9**	5.2
	629.2	668.4

The borrowings are repayable as follows:

	2005 £m	2004 £m
On demand or within one year	**44.0**	47.8
In the second year	**5.9**	6.7
In the third to fifth years inclusive	**579.1**	613.7
After five years	**0.2**	0.2
	629.2	668.4
Less: Amount due for settlement within 12 months (shown under current liabilities)	**(44.0)**	(47.8)
Amount due for settlement after 12 months	**585.2**	620.6

The fair value of the Group's borrowings are not materially different from their carrying values.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

31 December 2005	STERLING £m	US DOLLAR £m	EURO £m	OTHER £m	TOTAL £m
Bank overdrafts	**21.6**	**6.2**	**1.7**	**1.2**	**30.7**
Bank loans	**18.0**	**441.9**	**111.8**	**24.9**	**596.6**
Loans other than from banks	**0.2**	**1.3**	**0.4**	**-**	**1.9**
	39.8	**449.4**	**113.9**	**26.1**	**629.2**
31 December 2004					
Bank overdrafts	22.5	2.8	3.4	0.6	29.3
Bank loans	105.7	392.0	114.4	21.8	633.9
Loans other than from banks	-	1.4	3.8	-	5.2
	128.2	396.2	121.6	22.4	668.4

The average interest rates on borrowings are as follows:	2005	2004
Sterling	**5.4%**	5.1%
US Dollar	**4.0%**	2.0%
Euros	**2.6%**	2.4%

All borrowings are arranged at floating rates thus exposing the Group to cash flow interest rate risk.

Bank overdrafts are repayable on demand. All bank loans are unsecured (2004 secured borrowings: £2.2 million).

The effective interest rates on borrowings are not materially different from their nominal interest rates.

The Group has one principal bank loan which is a multicurrency revolving credit facility dated 24 August 2004 for £950 million (2004: £950 million) which is due to expire in August 2009. This facility is an unsecured committed bank facility.

At 31 December 2005, the Group had available £374.4 million (2004: £349.4 million) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

19. DERIVATIVE FINANCIAL INSTRUMENTS

	FAIR VALUES 31 DECEMBER 2005 ASSET £m	LIABILITIES £m
Cash flow hedges:		
Forward foreign exchange contracts	1.7	2.1
Interest rate swaps	4.4	1.5
Commodity Futures	-	3.4
	6.1	7.0
Analysed as maturing in:		
Less than 1 year	1.4	4.7
2-5 years	4.7	2.3
More than 5 years	-	-
	6.1	7.0
Foreign exchange contracts not designated as cash flow hedges:		
Forward foreign exchange contracts	2.8	1.7
	2.8	1.7
Analysed as maturing in:		
Less than 1 year	2.8	1.7
2-5 years	-	-
	2.8	1.7
Net investment hedges:		
Cross currency swaps	1.8	32.3
Forward foreign exchange contracts	-	0.6
	1.8	32.9
Analysed as maturing in:		
Less than 1 year	1.4	0.6
2-5 years	0.4	32.3
	1.8	32.9

The fair values of all derivative financial instruments shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and other payables.

In accordance with the transitional provisions of IFRS 1, derivative financial instruments have been accounted for and presented on a UK GAAP basis for the year ended 31 December 2004. The disclosures required by FRS 13 "Derivatives and other Financial Instruments: Disclosures" in respect of the year ended 31 December 2004 are detailed in the Appendix below.

Currency Risks
The overall policy of the Group is to use currency derivatives to manage the foreign currency risk arising within the underlying businesses. It is the Group's policy not to undertake any speculative currency transactions using derivatives. The Group manages its transactional currency risk by hedging significant currency exposures in accordance with foreign exchange policies that our subsidiaries have in place which have been pre-agreed between Group Treasury and the subsidiary. Each subsidiary with significant foreign exchange exposures has its own pre-agreed foreign exchange policy with each policy individually tailored to the foreign exchange exposure within the relevant subsidiary. Transaction currency risk is managed through the use of spot and forward foreign exchange contracts.

Forward foreign exchange contracts that are not designated as cash flow hedges are used to hedge currency flows through the BBA Group plc company bank accounts and to ensure that the Group is not exposed to foreign exchange risk through the management of its international cash pooling structure.

As at 31 December 2005, the Group had committed to a notional amount of £448.8 million (2004: £347.1 million) of forward foreign exchange contracts to buy or sell foreign currency.

The fair value of currency derivatives that are designated and effective as cash flow hedges amounting to £0.4 million has been deferred in equity during the year.

An amount of £2.5 million has been transferred to the income statement in respect of forward foreign exchange contracts that matured during the period.

Changes in the fair value of forward foreign exchange contracts which have not been designated as cash flow hedges amounting to £1.7 million have been transferred to the income statement in the year.

The Group manages its translational currency risk by hedging between 50 and 85 per cent of overseas net assets through the use of foreign currency denominated loans, forward foreign exchange contracts and cross currency swaps.

As at 31 December 2005, the Group had committed to a notional amount of £503.5 million (2004: £332.9 million) of cross currency swaps and a notional amount of £44.4 million (2004: £nil) of additional forward foreign exchange contracts to hedge overseas net assets.

The fair value of currency derivatives that are designated and effective as net investment hedges amounting to £31.1 million has been deferred in equity.

19. DERIVATIVE FINANCIAL INSTRUMENTS continued

Interest Rate Risks

The Group's policy with regards to interest rate risk is to use a combination of debt and derivative instruments to fix portions of the exposures for varying periods based upon the debt maturity profile and the expectation of future interest rates.

The majority of the Group's debt and cash balances are based on floating interest rates. The Group uses interest rate swaps to manage its exposure to movements on these floating interest rates.

As at 31 December 2005, the Group had committed to a notional amount of £337.2 million (2004: £409.4 million) of interest rate swaps which are used to hedge the Group's interest rate exposure.

The fair value of interest rate swaps designated and effective as cash flow hedges of £2.9 million has been deferred in equity. An amount of £3.7 million has been offset against hedged interest payments made in the period.

Commodity Risks

The Group's non-woven business, BBA Fiberweb, has commodity raw material price exposure to a number of raw materials with the majority of the exposure relating to polypropylene. The Group's policy is to manage its polypropylene exposure through a combination of physical factors in managing the business as well as using derivative instruments including fixed price swaps and futures contracts in accordance with a pre-agreed policy.

As at 31 December 2005, the Group had committed to a notional amount of £16.6 million of polypropylene futures contracts which are used to hedge BBA Fiberweb's polypropylene raw material price exposure.

The fair value of commodity swaps designated and effective as cash flow hedges of £3.4 million has been deferred in equity.

Appendix: FRS 13 "Derivatives and other Financial Instruments: Disclosures" as at 31 December 2004:

Interest rate profile

After taking into account interest rate swaps and currency swaps entered into by the Group, the interest rate profile of the Group's financial liabilities at 31 December 2004 was as follows:

	FIXED RATE £m	FLOATING RATE £m	TOTAL £m
Sterling	-	128.2	128.2
US Dollar	306.4	335.9	642.3
Euro	73.6	151.5	225.1
Other	-	44.9	44.9
Financial liabilities excluding non-equity capital	380.0	660.5	1,040.5
Non-equity capital:			
Cumulative preference shares	0.2	-	0.2
Cumulative redeemable convertible preference shares	56.0	-	56.0
Total financial liabilities	436.2	660.5	1,096.7
Of which:			
Total borrowings			707.6
Notional value of derivative financial instruments			332.9
Non-equity capital			56.2
Total financial liabilities			1,096.7

19. DERIVATIVE FINANCIAL INSTRUMENTS continued

Further analysis of the interest rate profile at 31 December 2004 is as follows:

	WEIGHTED AVERAGE INTEREST RATE %	FIXED RATE WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED YEARS
US Dollar	4.3	3.3
Euro	3.5	0.4
Total borrowings	4.3	3.1
Non-equity capital:		
Cumulative preference shares	5.0	-
Cumulative redeemable convertible preference shares	6.8	-
	6.8	-

The interest rate on floating rate financial liabilities is linked to sterling LIBOR in the case of sterling liabilities and the relevant currency LIBOR for currency denominated liabilities.

	FIXED RATE £m	FLOATING RATE £m	TOTAL £m
The Group held the following financial assets:			
Sterling	73.4	369.3	442.7
US Dollar	-	56.3	56.3
Euro	-	20.7	20.7
Other	-	9.2	9.2
Vendor notes and other debtors due outside one year	-	18.8	18.8
Total financial assets	73.4	474.3	547.7
Of which:			
Cash at bank and short-term deposits			134.0
Notional value of derivative financial instruments			394.9
Vendor notes and other debtors due outside one year			18.8
Total financial assets			547.7

The fixed rate on the sterling assets is in relation to interest rate swaps with a weighted average interest rate of 4.1 per cent which were due to mature during the second half of 2005.

Cash at bank and short-term deposits earn interest determined with reference to the relevant money market deposit rates. Vendor notes relate to disposals made in previous years and earn interest determined with reference to the relevant LIBOR.

Currency exposures

The extent to which the Group's operating entities hold monetary assets and liabilities in currencies other than in their local currency has been reviewed. Taking into account the impact of forward currency contracts and other derivative instruments, the Group had no material profit and loss exposure to foreign exchange gains and losses on monetary assets and liabilities denominated in foreign currencies as at 31 December 2004.

Gains and losses on hedges

The Group enters into forward currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies immediately those sales are transacted. It also uses interest rate swaps and currency swaps to manage its interest rate profile and translation exposures. Gains and losses on hedges are not recognised until the exposure that is being hedged is itself recognised.

19. DERIVATIVE FINANCIAL INSTRUMENTS continued

The table below sets out unrecognised gains and losses in respect of hedges at the beginning and end of the year:

	£m
Net losses on hedges at 1 January 2004	(13.2)
Net losses arising in previous years included in 2004 results	8.1
Net losses arising in previous years and not included in 2004 results	(5.1)
Net gains arising in 2004 and not included in 2004 results	6.9
Net gains on hedges at 31 December 2004	1.8
Of which:	
Net losses expected to be recognised in 2005 or after	(0.6)
Net gains expected to be recognised in 2006 or after	2.4
	1.8

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities at 31 December was as follows:

	2004 £m
In one year or less	50.6
In more than one year but not more than two years	9.5
In more than two years but not more than five years	621.9
In more than five years	25.6
	707.6

Borrowing facilities

The Group had undrawn committed facilities at 31 December, in respect of which all conditions precedent have been met, as follows:

	2004 £m
Expiring in one year or less	2.1
Expiring in more than one year but not more than two years	-
Expiring in more than two years	347.3
	349.4

Fair values

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December:

	2004 BOOK VALUE £m	2004 FAIR VALUE £m
Primary financial instruments held or issued to finance the Group's operations:		
Short-term financial liabilities and current proportion of long-term borrowings	(50.6)	(50.6)
Long-term borrowings	(657.0)	(657.5)
Non-equity capital	(56.2)	(91.1)
Cash deposits	134.0	134.0
Vendor notes and other debtors due outside one year	18.8	18.8
Derivative financial instruments held to manage the interest rate and currency profile:		
Interest rate swaps	-	(6.4)
Currency swaps	62.0	62.0
Forward foreign currency contracts	-	8.2
Commodity swap	-	-

The fair value of the non-equity capital, interest rate swaps, currency swaps and forward foreign currency contracts have been determined by reference to prices available from the markets on which the instruments involved are traded. All the other fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

The interest rates on currency swaps are based upon short-term floating rates and therefore the difference between the book value and fair value is immaterial.

20. PROVISIONS

	BEGINNING OF YEAR £m	TRANSFERRED FROM PAYABLES £m	EXCHANGE RATE ADJUSTMENTS £m	CHARGED IN YEAR £m	UTILISED IN YEAR £m	END OF YEAR £m
Restructuring provisions	2.3	0.2	0.5	5.8	(1.8)	7.0
Discontinued operations	24.2	-	-	0.3	(1.8)	22.7
Environmental provisions	-	3.0	0.3	0.1	(0.8)	2.6
	26.5	3.2	0.8	6.2	(4.4)	32.3

Restructuring provisions represents cost provided in relation to decisions made at the balance sheet date for reorganisations which are expected to occur within one year of the balance sheet date, including the closure of our facility in Canada. The charges to the restructuring provision relate principally to the Fiberweb business including the closure of our facility in Canada. The spend represents costs relating to the Millville closure and prior year disposals.

Discontinued operations represents a provision for environmental liabilities relating to businesses that have been disposed of by the Group. The liabilities have been assessed over a remaining period of 25 years. The provision of £22.7 million is partially offset by expected recoveries from third parties of £13.3 million (2004: £13.3 million), which are included within trade and other receivables due after one year in note 14.

Environmental provisions relate to environmental liabilities within businesses that have been acquired by the Group. The liabilities have a expected life of up to 5 years.

Analysed as:	2005 £m	2004 £m
Current liabilities	7.0	2.3
Non-current liabilities	25.3	24.2
	32.3	26.5

21. PENSIONS AND OTHER POST-RETIREMENT BENEFITS

The Group operates a number of plans worldwide. The main plans, which cover the majority of employees, are of the funded defined benefit type. The normal pension cost for the Group, including early retirement costs, was £11.6 million (2004: £12.2 million) of which £6.5 million (2004: £8.8 million) was in respect of foreign schemes. This includes £6.0 million (2003: £5.8 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's main UK pension commitments are contained within a final salary defined benefit scheme with assets held in a separate trustee administered fund. Contributions to the scheme are made and the pension cost is assessed using the projected unit method. The latest actuarial valuation of the scheme was as at 31 March 2004.

The Group's foreign pension schemes mainly relate to a number of funded final salary defined benefit pension arrangements in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place. The overseas deficit includes unfunded schemes valued at £27.3 million.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19, and subject to materiality, the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plans have been reviewed and updated as at 31 December 2005. The following weighted average financial assumptions have been adopted:

	UNITED KINGDOM			NORTH AMERICA			REST OF WORLD		
p.a. (%)	2005	2004	2003	2005	2004	2003	2005	2004	2003
Discount rate	4.8	5.3	5.5	5.4	6.0	6.2	4.2	5.2	5.7
Rate of increase to pensionable salaries	4.4	4.4	4.3	0.5	3.7	3.7	2.3	2.0	3.7
Price inflation	2.9	2.9	2.8	2.8	2.7	2.7	2.1	1.0	2.0
Rate of increase to pensions in payment	2.8	2.7	2.7	-	-	-	1.2	1.0	1.5

21. PENSIONS AND OTHER POST-RETIREMENT BENEFITS continued

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	UNITED KINGDOM			NORTH AMERICA			REST OF WORLD			TOTAL		
£m	2005	2004	2003	2005	2004	2003	2005	2004	2003	2005	2004	2003
Assets												
Equities	**123.4**	119.2	130.6	**27.0**	25.1	21.4	**0.5**	0.3	0.2	**150.9**	144.6	152.2
Government bonds	**162.4**	205.9	192.1	**18.8**	9.5	16.5	**0.1**	0.1	0.1	**181.3**	215.5	208.7
Corporate bonds	**78.1**	-	-	**15.6**	-	-	-	-	-	**93.7**	-	-
Property	**45.1**	36.1	33.7	-	-	-	-	-	-	**45.1**	36.1	33.7
Insurance policies	**8.8**	7.9	8.8	**1.3**	17.7	12.2	-	-	-	**10.1**	25.6	21.0
Cash	**19.0**	12.8	3.7	-	-	-	-	-	-	**19.0**	12.8	3.7
Total fair value of scheme assets	**436.8**	381.9	368.9	**62.7**	52.3	50.1	**0.6**	0.4	0.3	**500.1**	434.6	419.3
Present value of defined benefit obligations	**452.2**	415.3	388.0	**101.5**	82.0	79.4	**11.0**	7.2	6.7	**564.7**	504.5	474.1
Liability recognised on the balance sheet	**(15.4)**	(33.4)	(19.1)	**(38.8)**	(29.7)	(29.3)	**(10.4)**	(6.8)	(6.4)	**(64.6)**	(69.9)	(54.8)

The funding policy for the United Kingdom and majority of the North American schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

	UNITED KINGDOM RESTATED			NORTH AMERICA		
Long Term Expected Return on Assets (%)	2005	2004	2003	2005	2004	2003
Equities	**8.8**	8.8	8.8	**8.3**	8.5	9.0
Government Bonds	**4.0**	5.0	5.0	**4.4**	5.5	5.7
Corporate Bonds	**4.5**	-	-	**5.1**	5.5	-
Other	**6.5**	5.6	5.6	**4.0**	3.0	3.2

In preparing the financial statements we have restated the 2004 long term expected return on assets based on advice from our actuaries.

£m	UNITED KINGDOM		NORTH AMERICA		REST OF WORLD		TOTAL	
Analysis of income statement charge	2005	2004	2005	2004	2005	2004	2005	2004
Current service cost	**4.7**	5.7	**0.8**	1.5	**0.9**	0.2	**6.4**	7.4
Past service cost	**0.1**	0.1	-	-	-	-	**0.1**	0.1
Interest cost	**21.8**	21.0	**5.0**	5.0	**0.3**	0.3	**27.1**	26.3
Expected return on assets	**(23.8)**	(23.2)	**(3.7)**	(3.3)	-	-	**(27.5)**	(26.5)
Gain due to settlements/curtailments and terminations	-	-	**(0.8)**	(2.0)	-	-	**(0.8)**	(2.0)
Expense recognised in income statement	**2.8**	3.6	**1.3**	1.2	**1.2**	0.5	**5.3**	5.3

Current and past service costs have been recognised in the income statement within administrative expenses. Net interest income has been recognised within investment income. Settlement losses have been recognised within other operating expenses and curtailment gains have been recognised within other operating income.

£m	UNITED KINGDOM		NORTH AMERICA		REST OF WORLD		TOTAL	
Changes to the present value of the defined benefit obligation during the year	2005	2004	2005	2004	2005	2004	2005	2004
Defined benefit obligation at beginning of year	**415.3**	388.0	**82.0**	79.4	**7.2**	6.7	**504.5**	474.1
Current service cost	**4.7**	5.7	**0.8**	1.5	**0.9**	0.3	**6.4**	7.5
Interest cost	**21.8**	21.0	**5.0**	5.0	**0.3**	0.2	**27.1**	26.2
Contributions by plan participants	**0.9**	1.1	**0.1**	0.1	-	-	**1.0**	1.2
Actuarial losses on scheme liabilities*	**25.4**	20.6	**8.6**	4.7	**4.2**	-	**38.2**	25.3
Net benefits paid out	**(16.0)**	(21.2)	**(4.8)**	(4.4)	**(0.5)**	-	**(21.3)**	(25.6)
Past service cost	**0.1**	0.1	-	-	-	-	**0.1**	0.1
Gains due to settlements and curtailments	-	-	**(1.1)**	(2.0)	-	-	**(1.1)**	(2.0)
Termination benefits	-	-	**0.3**	-	-	-	**0.3**	-
Foreign currency exchange rate changes	-	-	**10.6**	(2.3)	**(1.1)**	-	**9.5**	(2.3)
Defined benefit obligation at end of year	**452.2**	415.3	**101.5**	82.0	**11.0**	7.2	**564.7**	504.5

*Includes changes to the actuarial assumptions

21. PENSIONS AND OTHER POST-RETIREMENT BENEFITS continued

£m Changes to the fair value of scheme assets during the year	UNITED KINGDOM 2005	UNITED KINGDOM 2004	NORTH AMERICA 2005	NORTH AMERICA 2004	REST OF WORLD 2005	REST OF WORLD 2004	TOTAL 2005	TOTAL 2004
Fair value of scheme assets at beginning of year	**381.9**	368.9	**52.3**	50.1	**0.4**	0.3	**434.6**	419.3
Expected return on assets	**23.8**	23.2	**3.7**	3.3	**-**	-	**27.5**	26.5
Actual employer contributions	**8.7**	4.5	**4.8**	2.3	**0.6**	-	**14.1**	6.8
Contributions by plan participants	**0.9**	1.1	**0.1**	0.1	**-**	-	**1.0**	1.2
Net benefits paid out	**(16.0)**	(21.2)	**(4.8)**	(4.4)	**(0.5)**	-	**(21.3)**	(25.6)
Actuarial gains on assets	**37.5**	5.4	**-**	1.1	**0.1**	0.1	**37.6**	6.6
Foreign currency exchange rate changes	**-**	-	**6.6**	(0.2)	**-**	-	**6.6**	(0.2)
Fair value of plan assets at end of year	**436.8**	381.9	**62.7**	52.3	**0.6**	0.4	**500.1**	434.6

£m	UNITED KINGDOM 2005	UNITED KINGDOM 2004	NORTH AMERICA 2005	NORTH AMERICA 2004	REST OF WORLD 2005	REST OF WORLD 2004	TOTAL 2005	TOTAL 2004
Actual return on scheme assets	**61.3**	28.6	**3.7**	4.4	**0.1**	0.1	**65.1**	33.1

£m Analysis of amounts recognised in SoRIE	UNITED KINGDOM 2005	UNITED KINGDOM 2004	NORTH AMERICA 2005	NORTH AMERICA 2004	REST OF WORLD 2005	REST OF WORLD 2004	TOTAL 2005	TOTAL 2004
Total actuarial gains/(losses) recognised in year	**12.1**	(15.2)	**(8.6)**	(3.6)	**(4.1)**	0.1	**(0.6)**	(18.7)
Cumulative amount of gains/(losses) recognised in SoRIE	**(3.1)**	(15.2)	**(12.2)**	(3.6)	**(4.0)**	0.1	**(19.3)**	(18.7)

A 1 per cent increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million and increase the net liability by £1.0 million. A 1 per cent decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £0.1 million and reduce the net liability by £0.8 million.

£m	UNITED KINGDOM 2005	UNITED KINGDOM 2004	UNITED KINGDOM 2003	NORTH AMERICA 2005	NORTH AMERICA 2004	NORTH AMERICA 2003	REST OF WORLD 2005	REST OF WORLD 2004	REST OF WORLD 2003	TOTAL 2005	TOTAL 2004	TOTAL 2003
History of Asset Values, Defined Benefits Obligation, Surplus/Deficits in Schemes and Experience Gains and Losses												
Fair value of assets	**436.8**	381.9	368.9	**62.7**	52.3	50.1	**0.6**	0.4	0.3	**500.1**	434.6	419.3
Defined benefits obligation	**452.2**	415.3	388.0	**101.5**	82.0	79.4	**11.0**	7.2	6.7	**564.7**	504.5	474.1
Deficit	**(15.4)**	(33.4)	(19.1)	**(38.8)**	(29.7)	(29.3)	**(10.4)**	(6.8)	(6.4)	**(64.6)**	(69.9)	(54.8)
Experience gains on scheme assets	**37.5**	5.4	n/a	**-**	1.1	n/a	**0.1**	0.1	n/a	**37.6**	6.6	n/a
Experience losses on scheme liabilities	**(0.2)**	(9.0)	n/a	**(2.4)**	(1.6)	n/a	**(2.8)**	-	n/a	**(5.4)**	(10.6)	n/a

	UNITED KINGDOM	NORTH AMERICA	REST OF WORLD	TOTAL
Employer contributions for 2006 are estimated to be as follows:	£8.6m	£8.3m	£0.5m	£17.4m

22. DEFERRED TAX

	FIXED ASSETS £m	OTHER ASSETS £m	GOODWILL & INTANGIBLES £m	TAX LOSSES & TAX CREDITS £m	RETIREMENT BENEFITS £m	SHARE BASED PAYMENTS £m	TOTAL £m
Beginning of year	(88.3)	15.7	(10.0)	2.5	12.5	1.4	(66.2)
Charged in year	4.0	(1.8)	(5.2)	7.6	(1.4)	1.7	4.9
Recognised directly in equity	-	-	-	-	4.0	-	4.0
Acquisitions/disposals	-	0.3	-	0.3	-	-	0.6
Exchange adjustments	(4.9)	1.8	(2.0)	0.7	1.6	-	(2.8)
End of year	(89.2)	16.0	(17.2)	11.1	16.7	3.1	(59.5)

Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2005 £m	2004 £m
Deferred tax liabilities	(59.5)	(66.2)
Deferred tax assets	-	-
	(59.5)	(66.2)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £35.5 million (2004: £35.4 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities can not be accurately predicted at this time.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £16.2 million (2004: £12.2 million). No liability has been recognised in respect of these differences because the group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

23. SHARE CAPITAL AND RESERVES

	ALLOTTED, CALLED UP AND FULLY PAID 2005 MILLIONS	2004 MILLIONS	AUTHORISED 2005 MILLIONS	2004 MILLIONS
Share capital				
Number of shares				
Ordinary 25p shares	**486.6**	451.3	**600.0**	600.0
5% Cumulative preference £1 shares	**0.2**	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	-	56.0	**95.0**	95.0
Nominal value of shares	£m	£m	£m	£m
Equity shares				
Ordinary 25p shares	**121.6**	112.8	**150.0**	150.0
Non-equity shares				
5% Cumulative preference £1 shares	-	0.2	**0.2**	0.2
6.75% Cumulative redeemable convertible preference £1 shares	-	56.0	**95.0**	95.0
	-	56.2	**95.2**	95.2
	121.6	169.0	**245.2**	245.2

Issue of share capital

On 6 June 2005, the Company issued 30,958,035 ordinary 25p shares following the exercise of conversion rights on 31 May 2005 by holders of 54,075,172 6.75 per cent cumulative redeemable preference £1 shares. On 25 July 2005, the Company issued 1,087,689 ordinary 25p shares following the exercise of conversion rights on that day by holders of 1,899,866 6.75 per cent cumulative redeemable preference £1 shares. The remainder of the holders of the 6.75 per cent cumulative redeemable preference £1 shares were sent the proceeds to redeem their holding of 25,654 shares.

During the year a total of 3,272,326 ordinary 25p shares were issued under the BBA Group share option schemes. The consideration for shares issued in respect of share options was £7.7 million. During the year a total of 2,011,400 ordinary shares were released from the BBA Group Employee Share Trust to satisfy the exercise of options under the BBA Group 1994 Savings-Related Share Option Scheme and the BBA Group 1994 Executive Share Option Scheme. The consideration for shares issued in respect of share options was £5.6 million.

23. SHARE CAPITAL AND RESERVES continued

	2005 £m	2004 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	285.3	285.3
Premium on shares issued	54.9	0.3
End of year	340.2	285.3
Other reserve		
Beginning and end of year	3.9	3.9
Treasury shares		
Beginning of year	(7.4)	(9.0)
Recognition of share-based payments	6.8	1.6
End of year	(0.6)	(7.4)
Capital reserve		
Beginning of year	15.2	14.8
Share option costs	0.6	0.4
End of year	15.8	15.2
Hedging reserve		
Beginning of year	-	-
Effects of changes in accounting policy	1.8	-
Decrease in fair value of cash flow hedging derivatives	(0.2)	-
Transfer to income	(2.5)	-
End of year	(0.9)	-
Translation reserve		
Beginning of year	(19.8)	-
Exchange differences on translation of foreign operations	19.2	(19.8)
End of year	(0.6)	(19.8)
Total other	17.6	(8.1)
Retained earnings		
Beginning of year	225.1	217.1
Effects of changes in accounting policy	0.7	10.3
Deferred tax on items taken directly to reserves	10.4	(0.7)
Actuarial losses	(0.6)	(15.7)
Dividends paid	(53.0)	(49.4)
Preference dividends paid	-	(3.8)
Loss on release of ESOP shares	(1.2)	(0.6)
Profit for the year	75.3	67.9
	256.7	225.1

The ESOP Trust represents shares of the Company held under an Employee Share Trust and comprise 3,986 ordinary 25p shares (2004: 2,137,111 shares).

23. SHARE CAPITAL AND RESERVES continued

Rights of non-equity interests

5 per cent Cumulative preference £1 shares:

i. entitle holders, in priority to holders of all other classes of shares, to a fixed cumulative preferential dividend at a rate of 5.0 per cent per annum per share payable half yearly in equal amounts on 1 February and 1 August;
ii. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital together with a premium of 12.5p per share and a sum equal to any arrears or deficiency of dividend; this right is in priority to the rights of the convertible preference and ordinary shareholders;
iii. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company or reducing its share capital or sanctioning the sale of the undertakings of the Company or varying or abrogating any of the special rights attaching to them.

6.75 per cent Cumulative redeemable convertible preference £1 shares:

i. entitle holders (subject to the prior rights of the 5 per cent cumulative preference £1 shares) to a fixed cumulative preference dividend at a rate of 6.75 per cent per annum per share, payable half yearly in equal amounts on 31 May and 30 November;
ii. carry the right to be converted into ordinary shares at the option of the holder on 31 May in any of the years 2004 to 2005 inclusive at the rate of 57.25 ordinary shares for every £100 nominal of convertible preference shares;
iii. will be redeemed by the Company on 31 May 2006 at par (if not previously converted or redeemed) and any arrears of dividend will be paid;
iv. on a return of capital on a winding up, or otherwise, will carry the right to repayment of capital and payment of accrued dividends in priority to ordinary shares but after the 5 per cent cumulative preference £1 shares;
v. carry the right to attend and vote at a general meeting of the Company only if, at the date of the notice convening the meeting, payment of the dividend to which they are entitled is six months or more in arrears, or if a resolution is to be considered at the meeting for winding-up the Company, or for modifying or abrogating any special rights attaching to them.

24. SHARE-BASED PAYMENTS

Equity-settled share option scheme

The Group plans provide for a grant price equal to the average of the middle market price of the BBA Ordinary Share for up to five dealing days prior to the date of grant. The waiting period is three years. If the options remain unexercised after a period of 10 years from the date of grant, the options expire. Furthermore, options are generally forfeited if the employee leaves the group before the options vest.

Details of the share options outstanding during the year are as follows:

	NUMBER OF SHARE OPTIONS	2005 WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARE OPTIONS	2004 WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at the beginning of the year	**25,453,491**	**239p**	24,028,735	236p
Granted during the year	**9,057,139**	**199p**	4,235,900	275p
Reinstated during the year	**-**	**-**	42,639	270p
Cancelled	**-**	**-**	(39,800)	275p
Exercised during the year	**(5,283,726)**	**235p**	(597,104)	205p
Expired during the year	**(2,426,510)**	**258p**	(2,216,879)	286p
Outstanding at the end of the year	**26,800,394**	**224p**	25,453,491	239p
Exercisable at the end of the year	**5,230,022**	**334p**	8,031,226	296p

The weighted average share price at the date of exercise for share options exercised during the period was 304p. The options outstanding at 31 December 2005 had a weighted average remaining contractual life of 87 months.

24. SHARE-BASED PAYMENTS continued

The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. The inputs into the model were as follows:

	2005		2004	
	ISSUED IN MARCH 2003	OTHERS	ISSUED IN MARCH 2003	OTHERS
Weighted average share price (pence)	**153**	**290**	153	273
Weighted average exercise price (pence)	**153**	**224**	153	268
Expected volatility (%)	**14.5%**	**12.8%**	21.5%	16.9%
Expected life (months)	**6**	**33**	25	33
Risk-free rate (%)	**4.0%**	**4.2%**	3.9%	4.1%
Expected dividends (%)	**3.8%**	**3.8%**	5.5%	4.2%

Expected volatility was determined by calculating the historical volatility of the Group's share price over the the period of time equivalent to the remaining contractual life of the option. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The Group recognised total expenses of £0.6 million (2004: £0.4 million) related to equity-settled share-based payment transactions during the year.

Cash-settled share-based payments

The Group issues to certain employees share appreciation rights (SARs) that require the Group to pay the intrinsic value of the SAR to the employee at the date of exercise. The fair value of the SARs is determined using the Black-Scholes model using the assumptions noted in the above table. The Group has recorded liabilities of £7.6 million (2004: £3.5 million) and total expenses of £4.1 million (2004: £2.6 million). The total intrinsic value of vested SARs at 31 December 2005 was £0.2 million (2004: £1.3 million).

Other share-based payment plan

The Company's savings – related share option scheme is open to all eligible UK employees. Options are granted at a price equal to the average three day middle market price of a BBA Group ordinary share prior to the date of grant, less 20%. Options are granted under three or five year SAYE contracts. The maximum overall employee contribution is £250 per month. Pursuant to this plan, the Group issued 24,772 ordinary shares in 2005.

25. RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' EQUITY

	2005 £m	2004 £m
Total recognised income and expense for the period	**119.5**	31.8
Equity dividends paid	**(53.0)**	(49.4)
Preference dividends paid	**-**	(3.8)
Equity movement in capital reserve	**0.6**	0.3
Movement on treasury shares	**5.6**	1.0
Issue of shares	**7.7**	0.2
Net movement in total shareholders' equity for the period	**80.4**	(19.9)
Change of accounting policy on adoption of IAS32/39	**(15.6)**	-
Total shareholders' equity at beginning of period	**671.3**	691.2
Total shareholders' equity at end of period	**736.1**	671.3

26. CASH FLOW FROM OPERATING ACTIVITIES

	2005 £m	2004 £m
Operating profit from continuing operations	81.3	103.6
Operating profit from discontinued operations	1.9	8.5
Share of profit from associates	(2.8)	(9.6)
Profit from operations	80.4	102.5
Depreciation of property, plant & equipment	71.4	70.1
Amortisation of intangible assets	4.0	3.6
Profit on sale of property, plant & equipment	(0.2)	-
Increase/(decrease) in provisions	1.8	(0.4)
Additional pension scheme contributions	(7.6)	-
Other non-cash items	19.8	8.0
Operating cash flows before movements in working capital	169.6	183.8
Decrease/(increase) in working capital	14.1	(38.4)
Cash generated by operations	183.7	145.4
Income taxes paid	(9.7)	(13.0)
Net cash flow from operating activities	**174.0**	132.4
Dividends received from associates	0.4	0.9
Purchase of property, plant and equipment	(72.6)	(56.5)
Purchase of intangible assets	(0.7)	(5.2)
Proceeds from disposal of property, plant and equipment	3.3	5.7
Interest received	36.4	30.4
Interest paid	(50.6)	(42.5)
Interest element of finance leases paid	(2.0)	(1.4)
Preference dividends paid	(1.9)	(3.8)
Free cash flow	**86.3**	60.0

Share of profit from associates above includes discontinued operations which are included within profit after tax from discontinued operations on the face of the income statement.

Non-cash transactions

Additions to fixtures and equipment during the year amounting to £3.3 million were financed by new finance leases. Additions of £0.8 million in 2004 were acquired on deferred payment terms, and were settled in the current period.

27. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

The Group made a number of acquisitions during the year which are detailed in the Directors' Report on page 40. The directors have performed an exercise to establish the provisional fair value of the assets and liabilities of these acquisitions. The net assets acquired and the goodwill arising on these acquisitions are as set out below:

	BOOK VALUE £m	REVALUATIONS £m	ADJUSTMENTS TO ALIGN ACCOUNTING POLICIES £m	PROVISIONAL FAIR VALUE TO BBA GROUP £m
Intangible assets	0.3	-	-	0.3
Property, plant and equipment	3.4	0.7	-	4.1
Investments	-	-	-	-
Inventories	0.2	-	-	0.2
Receivables	4.1	-	-	4.1
Payables	(2.4)	-	-	(2.4)
Taxation	0.5	-	-	0.5
Net borrowings	-	-	-	-
Net assets	6.1	0.7	-	6.8
Goodwill				23.4
Cash consideration				30.2
Deferred consideration				(2.2)
Net cash consideration paid in 2005				28.0

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercises.

The acquisitions noted above contributed £1.4 million to the Group's net operating cash flows, paid £nil in respect of net returns on investment and servicing of finance, paid £nil in respect of taxation, paid £nil in respect of capital expenditure and utilised £nil for investing activities.

If the acquisitions had been completed on 1 January 2005, total revenue for the period from acquisitions would have been £24.8 million, and profit for the year would have been £4.7 million.

28. CONTINGENT LIABILITIES

The Group is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in BBA Non-wovens North America and BBA Aviation respectively. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

Additionally, the Group has previously owned businesses that manufactured products containing asbestos. No BBA company has manufactured or sold any products or materials containing asbestos for many years. A small number of former BBA companies have been named as defendants to asbestos related claims. When these companies were sold, BBA retained certain obligations to indemnity the purchasers against such claims. Notwithstanding such indemnity arrangements, the costs incurred by BBA in dealing with claims made against these former BBA companies have been immaterial to BBA. During the period 1989 to 31 December 2005, BBA's costs of defending and disposing of all asbestos related claims, net of insurance coverage, were approximately £3.5 million. BBA maintains a portfolio of insurance coverage in respect of the majority of such claims, including legal defence costs and liability cover. State operated compensation programmes have also provided coverage. On the basis of its past claims experience, BBA does not anticipate any material increase in the cost to it of resolving such claims.

The directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon the Group's financial position.

29. EVENTS AFTER THE BALANCE SHEET DATE

The Group has made a number of acquisitions since the balance sheet date which are detailed in the Directors' Report on page 40. Exercises to establish the fair value of the assets and liabilities of these acquisitions have not yet been performed. The provisional net assets acquired and the goodwill arising on these acquisitions are as set out below:

	BOOK VALUE £m	REVALUATIONS £m	ADJUSTMENTS TO ALIGN ACCOUNTING POLICIES £m	PROVISIONAL FAIR VALUE TO BBA GROUP £m
Intangible assets	4.0	-	-	4.0
Property, plant and equipment	3.4	-	-	3.4
Investments	-	-	-	-
Inventories	8.3	(0.1)	-	8.2
Receivables	4.2	(0.1)	-	4.1
Payables	(4.3)	(0.5)	-	(4.8)
Taxation	-	-	-	-
Net borrowings	0.1	-	-	0.1
Net assets/(liabilities)	15.7	(0.7)	-	15.0
Goodwill				31.2
Cash consideration				46.2

30. RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management during the year was as follows:

	2005 £m	2004 £m
Short-term benefits	3.2	3.1
Post-employment benefits	0.8	0.7
Termination benefits	0.3	-
Share-based payments	1.6	1.0
	5.9	4.8

Post-employment benefits include contributions of £0.3 million (2004: £0.3 million) in relation to defined contribution schemes.

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

Other related party transactions

During the year a subsidiary provided services to a company controlled by a person who is a close family member of Roberto Quarta, a director of BBA Group plc. These were provided in the ordinary course of business and on an arms length basis and amounted to £17,389 (2004: £12,572). At 31 December 2005 £nil remained unpaid (2004: £538).

Independent auditors' report to the members of BBA Group plc
We have audited the individual Company financial statements (the "financial statements") of BBA Group plc for the year ended 31 December 2005 which comprise the balance sheet, the statement of accounting policies and the related notes 1 to 12. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of BBA Group plc for the year ended 31 December 2005.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report, the directors' remuneration report and the individual Company financial statements in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Practice are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We report to you if, in our opinion, the directors' report is not consistent with the financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Company's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year and described in the contents section including the unaudited part of the directors' remuneration report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

Opinion
In our opinion:

- the financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 December 2005; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
20 March 2006

Independent Auditors' Report

At 31 December 2005	Notes	2005 £m	Restated 2004 £m
Fixed assets			
Intangible assets		**0.1**	-
Tangible assets			
Land and buildings	3	**0.2**	0.4
Plant and machinery	3	**3.8**	3.7
Investments	4	**1,549.9**	1,549.9
		1,554.0	1,554.0
Current assets			
Debtors due after one year	5	**1.1**	-
Debtors due within one year	5	**1,235.6**	1,259.6
Cash at bank and in hand		**52.1**	18.5
		1,288.8	1,278.1
Current liabilities			
Creditors: amounts falling due within one year			
Borrowings and finance leases	6	**(8.0)**	(3.0)
Others	6	**(1,456.5)**	(1,479.4)
Net current assets/(liabilities)		**(175.7)**	(204.3)
Total assets less current liabilities		**1,378.3**	1,349.7
Long-term liabilities			
Creditors: amounts falling due after more than one year			
Borrowings and finance leases	7	**(575.8)**	(602.8)
Others	8	**(32.2)**	-
Provisions for liabilities and charges		**(0.1)**	-
Total net assets		**770.2**	746.9
Capital and reserves			
Called up share capital	10	**121.6**	169.0
Share premium account	10	**340.2**	285.3
Revaluation reserve	10	**3.5**	3.5
Other	10	**250.1**	239.9
Profit and loss account	10	**54.8**	49.2
Shareholders' funds		**770.2**	746.9
Shareholders' funds			
Equity		**770.2**	690.7
Non-equity		**-**	56.2
		770.2	746.9

These financial statements were approved by the Board of Directors on 20 March and signed on its behalf by
R Quarta Chairman **A R Wood** Group Finance Director

In accordance with the exemptions permitted by s230 of the Companies Act 1985, the profit and loss account of the Company has not been presented. The profit for the financial year in the accounts of the Company, after dividends from subsidiary undertakings, amounted to £59.0 million (2004: loss (£5.1) million).

The Company audit fee is included within the Group audit fee in the current and prior year and cannot be separately identified.

The accompanying notes are an integral part of these balance sheets.

Company Balance Sheet

Basis of Accounting
The financial statements have been prepared using the historical cost convention adjusted for the revaluation of certain fixed assets and in accordance with applicable United Kingdom law and accounting standards.

The principal accounting policies are set out below. They have all been applied consistently throughout the year and preceding year with the exception of FRS 20 "Share based payments"; FRS 21 "Events after balance date"; FRS 25 "Financial instruments (disclosure and presentation)" and FRS 26 "Financial instruments (measurement)" which have been adopted for the first time this year. The comparative period has been restated where applicable in respect of each of these standards.

FRS 20 "Share Based Payments" requires the recognition of a charge in the income statement for share-based payments based on the fair value of the award as at the date of grant. The Company has recognised a charge in the income statement for the fair value of outstanding share options granted to employees after 7 November 2002, resulting in an adjustment to retained profit of £4.3 million (2004: £3.0 million) and a reduction in the profit and loss reserve of £8.5 million (£4.2 million).

FRS 21 "Events After the Balance Sheet Date" requires that dividends declared after the balance sheet date should not be recognised as a liability at the balance sheet date as the liability does not represent a present obligation as defined by IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". The impact of this change on adoption of this standard is to increase net assets at the balance sheet date by £4.5 million (2004: £1.6 million).

The Company has taken advantage of the exemption contained in FRS 1 "Cash Flow Statements" and has not produced a cash flow statement.

The Company has taken advantage of the exemption contained in FRS 8 "Related Party Transactions" and has not reported transactions with fellow Group undertakings.

Investments
Investments in subsidiary and associated undertakings are stated at cost less provision for impairment.

Treasury
Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement.

In accordance with the transitional provisions of FRS 25, derivative financial instruments have been accounted for and presented on a UK GAAP basis for the year ended 31 December 2004. In accordance with UK GAAP in effect at the time, gains or losses on cash flow hedges have been recognised in the income statement when realised. Exchange differences arising on translation of the opening net assets and results of overseas operations and on foreign currency borrowings or other currency instruments, to the extent that they hedge the Group's investment in such operations, are dealt with through reserves. Compliance with FRS 25 and 26 would require recognition of the fair value of foreign exchange contracts and interest rate swaps on the balance sheet as at 31 December 2004.

For the year ended 31 December 2005, derivative financial instruments have been accounted for and presented under FRS 26 (Revised) "Financial Instruments – Financial Instruments – Disclosure and Presentation". This initial application has been treated as a change in accounting policy and made in accordance with the transitional provisions of FRS 26. The main impact of this change in accounting policy is to recognise the fair value of foreign exchange contracts, interest rate swaps and commodity contracts on the balance sheet with effect from the transitional date of 1 January 2005. The effect of this change has been to reduce net assets by £0.5 million at 31 December 2005.

Derivative financial instruments utilised by the Group comprise interest rates swaps, cross currency or basis swaps and foreign exchange contracts. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on cash flow hedges are deferred in equity until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Gains or losses on the qualifying part of net investment hedges are recognised in equity together with the gains and losses on the underlying net investment. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Pensions and Other Post-Retirement Benefits
The Company provides pension arrangements to the majority of full-time employees through the Company's defined benefit scheme. It is not possible to identify the share of underlying assets and liabilities in this scheme which is attributable to the company on a consistent and reasonable basis. Therefore the Company has applied the provisions in FRS17 to account for the scheme as if it was a defined contribution scheme.

The costs of pension plans and other post-retirement benefits are charged to the profit and loss account so as to spread the costs over employees' working lives within the Company. The contribution levels are determined by valuations undertaken by independent qualified actuaries.

Accounting Policies

Share-Based Payments
The Group operates a number of cash and equity-settled share-based compensation plans. The fair value of the compensation is recognised in the income statement as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted and calculated using the Black-Scholes valuation model. For cash-settled options, the fair value of the option is revisited at each balance sheet date. For both cash and equity-settled options, the Group revises its estimates of the number of options that are expected to become exercisable.

Tangible Fixed Assets
Plant and machinery, with the exception of tooling and motor vehicles, was professionally valued at 31 December 1988 on an existing use basis. Additions after that date are stated in the balance sheet at cost. Land and buildings are stated at cost or valuation (performed in 1988). Other tangible fixed assets are stated in the balance sheet at cost. Depreciation is provided on the cost or valuation of tangible fixed assets less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Buildings	40 years maximum
Plant and machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery in note 3 of the accounts.

The revaluation reserve consists of the surpluses on the revaluation of land and buildings to their market value for existing use and on the revaluation of plant and machinery to net current replacement cost.

Leases
Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases) the rental payments are charged to the profit and loss account on a straight line basis over the lives of the leases.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax is provided in full on all liabilities. In accordance with FRS 19, deferred tax assets are recognised to the extent it is regarded that it is more likely than not that they will be recovered. Deferred tax assets and liabilities have not been discounted.

Deferred tax is not provided on timing differences arising from the sale or revaluation of fixed assets unless, at the balance sheet date, a binding commitment to sell the asset has been entered into and it is unlikely that any gain will qualify for rollover relief.

1. DIVIDENDS

On 20 May 2005, the 2004 final dividend of 7.95 pence per share (total dividend £36.0 million) was paid to shareholders. In May 2004, the 2003 final dividend paid was 7.60 pence per share (total dividend £34.3 million).

On 4 November 2005, the 2005 interim dividend of 3.50 pence per share (total dividend £17.0 million) was paid to shareholders. In November 2004, the 2004 interim dividend paid was 3.35 pence per share (total dividend £15.1 million).

In respect of the current year, the directors propose that a final dividend of 8.30 pence per share will be paid to shareholders on 22 May 2006. This dividend is subject to approval by shareholders at the Annual General Meeting and in accordance with IAS 10 "Post Balance Sheet Events" has not been included as a liability in these financial statements. The proposed dividend is payable to all shareholders on the Register of Members on 18 April 2006. The total estimated dividend to be paid is £40.4 million.

2. DIRECTORS AND EMPLOYEES

Emoluments and Interests
Details of Directors' emoluments and interests are provided within the Directors' Report on Remuneration on pages 49 to 56.

Employees	2005 Number	2004 Number
Average monthly number (including Executive Directors)	37	34

	£m	£m
Employment costs		
Wages and salaries	4.0	3.2
Social security costs	0.6	0.5
Pension costs	0.4	0.5
	5.0	4.2

3. TANGIBLE FIXED ASSETS

	Land and Buildings £m	Plant and Machinery £m
Cost or valuation		
Beginning of year	0.6	5.3
Additions	-	0.3
Reclassification	(0.2)	0.1
End of year	0.4	5.7
Accumulated depreciation		
Beginning of year	0.2	1.6
Provided during the year	-	0.3
End of year	0.2	1.9
Net book value end of year		
Owned assets	-	3.8
Leased assets	0.2	-
	0.2	3.8

	2005 £m	2004 £m
Land and buildings		
Freehold	-	0.1
Short leasehold	0.2	0.3
	0.2	0.4

4. FIXED ASSET INVESTMENTS

	2005 £m	2004 £m
Subsidiary undertakings		
Cost of shares		
Beginning of year	**1,487.8**	1,486.8
Additions	**–**	1.0
End of year	**1,487.8**	1,487.8
Provisions		
Beginning of year	**(54.3)**	(54.3)
End of year	**(54.3)**	(54.3)
Net book value end of year	**1,433.5**	1,433.5
Loans to subsidiary undertakings		
Beginning of year	**116.4**	116.4
End of year	**116.4**	116.4
Total		
Fixed asset investments	**1,549.9**	1,549.9

5. DEBTORS

	2005 £m	2004 £m
Amounts owed by subsidiary undertakings	**1,218.8**	1,171.1
Other debtors, prepayments and accrued income	**16.8**	88.5
Debtors due within one year	**1,235.6**	1,259.6
Other debtors due after one year	**1.1**	–
Debtors due after one year	**1.1**	–
	1,236.7	1,259.6

6. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2005 £m	Restated 2004 £m
Borrowings (note 7)		
Bank loans and overdrafts	**8.0**	3.0
	8.0	3.0
Others		
Amounts owed to subsidiary undertakings	**1,434.7**	1,449.3
Corporate Tax – United Kingdom	**4.9**	8.4
Other taxation and social security	**0.2**	0.1
Other creditors	**5.3**	7.2
Accruals and deferred income	**11.4**	14.1
Preference dividends	**-**	0.3
	1,456.5	1,479.4

Financial Statements

7. BORROWINGS

	2005 £m	2004 £m
Borrowings summary		
Medium-term loans		
Repayable between one and two years	-	-
Repayable between two and five years	**575.8**	602.8
	575.8	602.8
Short-term		
Overdrafts, borrowings and finance leases repayable within one year	**8.0**	3.0
Total borrowings and finance leases	**583.8**	605.8
Cash at bank and in hand	**(52.1)**	(18.5)
Other liquid assets within other debtors	**(1.8)**	(62.0)
Other liquid assets within other creditors	**32.3**	-
Net borrowings and finance leases	**562.2**	525.3
Borrowings analysis:		
Unsecured		
Bank loans and overdrafts		
Sterling	**19.0**	105.6
US dollar	**433.7**	380.3
Euro	**104.8**	97.9
Canadian dollar	**24.9**	21.8
Other currencies	**1.2**	0.2
Total borrowings and finance leases	**583.6**	605.8
Cash at bank and in hand	**(52.1)**	(18.5)
Other liquid assets within other debtors	**(1.8)**	(62.0)
Other liquid assets within other creditors	**32.3**	-
Net borrowings and finance leases	**562.0**	525.3

The interest rates on unsecured loans range from 2.4% to 5.2% per annum and repayments are due at varying dates up to 2009.

	2005 £m	2004 £m
Operating lease commitments		
Land and buildings		
Within one year	**0.2**	0.2
One to five years	**1.2**	1.2
After five years	**0.1**	0.4
	1.5	1.8
Contingent liabilities		
Guarantees of subsidiary undertakings' overdrafts or loans and other guarantees	**54.6**	56.3

Additional detail of contingent liabilities are provided within the Group accounts in note 28.

Foreign currency contracts

At 31 December 2005, the Company had £448.8 million (2004: £347.1 million) of forward contracts to buy or sell foreign currency.

8. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2005 £m	RESTATED 2004 £m
Borrowings (note 7)		
Bank loans	575.8	602.8
Others		
Other creditors	32.2	-
	608.0	602.8

9. RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS

	2005 £m	2004 £m
Profit/(loss) for the period	59.0	(5.1)
Dividends	(53.0)	(53.2)
	6.0	(58.3)
Fair value movements in interest rate cash flow hedges	9.3	-
Equity movement in capital reserve	0.6	0.3
Movement on treasury shares	5.6	1.0
Issue of shares	7.7	0.2
Conversion of preference shares	17.9	-
Net movement in shareholders' funds for the period	47.1	(56.8)
Change of accounting policy on adoption of FRS 25/26	(23.8)	-
Change of accounting policy on adoption of FRS 21	35.9	34.3
Change of accounting policy on adoption of FRS 20	(3.5)	(0.9)
Shareholders' funds at beginning of year	714.5	770.3
Shareholders' funds at end of year	770.2	746.9

10. CAPITAL AND RESERVES

Details of Company Share Capital are provided within note 23 to the Consolidated Financial Statements.

	2005 £m	RESTATED 2004 £m
Reserves attributable to equity interests		
Share premium account		
Beginning of year	285.3	285.0
Premium on shares issued	54.9	0.3
End of year	340.2	285.3
Revaluation reserve		
Beginning and end of year	3.5	3.5
Other		
Merger reserve		
Beginning and end of year	99.3	99.3
Capital reserve		
Beginning and end of year	147.9	147.6
Share option costs	0.6	0.3
End of year	148.5	147.9
ESOP Trust		
Beginning of year	(7.4)	(9.0)
Released to satisfy share options exercised	6.8	1.6
End of year	(0.6)	(7.4)
Hedging reserve		
Beginning of year	-	-
Fair value movements in cash flow hedges	9.3	-
Fair value of interest rate swaps on adaption of FRS 25/26	(6.4)	-
End of year	2.9	-
Total other	250.1	239.8
Profit and loss account		
Beginning of year	49.3	75.1
Change in accounting policy	0.7	33.1
Loss on release of ESOP shares	(1.2)	(0.6)
Retained profit/(loss) for the financial year	6.0	(58.3)
End of year	54.8	49.3

The ESOP Trust represents shares of the Company held under the Employee Share Trust and comprise 3,986 ordinary 25p shares (2004: 2,137,111 shares). The future use of these shares is yet to be determined. At 31 December the market value of the shares was £12,277.

11. SHARE-BASED PAYMENTS

Details of Share-Based Payments are provided within note 24 to the consolidated financial statements.

12. PENSION AND OTHER POST RETIREMENT BENEFITS

The Company operates a defined benefit pension scheme in the United Kingdom, assets are held in a separate trustee-administered fund. Contributions to the scheme are made and pension cost is assessed using the projected unit method.

Details of the UK Scheme are provided within note 21 to the Consolidated Financial Statements.

The following is a list of the principal subsidiary and associated undertakings of the Group at 31 December 2005, each of which is wholly-owned unless otherwise stated. A complete list of subsidiary and associated undertakings is filed with the Company's Annual Return.

MATERIALS TECHNOLOGY	Country of incorporation and principal operation
Bidim Industria e Comecio Ltda	Brazil
BBA Nonwovens Canada Limited	Canada
BBA (China) Airlaid Company Limited	China
Fiberweb France S.A.	France
BBA Nonwovens Berlin GmbH	Germany
Corovin GmbH	Germany
Linotec Development GmbH	Germany
BBA Nonwovens Asia Pacific Limited	Hong Kong
BBA Fiberweb Italia SpA	Italy
Korma SpA	Italy
BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	Italy
Veratec de Mexico SA de CV	Mexico
BBA Fiberweb Tenotex, SAU	Spain
BBA Fiberweb Sweden AB	Sweden
Terram Limited*	United Kingdom
BBA Nonwovens Simpsonville Incorporated	USA
BBA Nonwovens Washougal Incorporated	USA
Reemay Incorporated	USA

AVIATION	Country of incorporation and principal operation
Signature Flight Support Le Bourget SA	France
Signature Flight Support Paris SA	France
APPH Limited	United Kingdom
APPH Aviation Services Limited	United Kingdom
ASIG Limited	United Kingdom
Boker Aeroclean Limited	United Kingdom
H+S Aviation Limited*	United Kingdom
Oxford Aviation Services Limited	United Kingdom
Signature Flight Support London Luton Limited	United Kingdom
Signature Flight Support Heathrow Limited	United Kingdom
Signature Flight Support UK Regions Limited	United Kingdom
Aircraft Service International Group, Incorporated	USA
Barrett Turbine Engine Company	USA
Dallas Airmotive Incorporated	USA
Signature Flight Support Corporation	USA
Becorit GmbH	Germany

ASSOCIATES	% owned	
CNC International Co. Limited	50	Thailand

*shares held by BBA Group plc.

Principal Subsidiary and Associated Undertakings

	2005 IFRS £m	2004 IFRS £m	2003 UK GAAP £m	2002 UK GAAP £m	2001 UK GAAP £m
Income Statement					
Revenue	**1,510.8**	1,373.8	1,330.6	1,381.4	1,367.3
Underlying operating profit (continuing operations)*	**129.6**	127.1	144.7	155.0	151.5
Restructuring costs and non-recurring items	**(48.3)**	(28.6)	(12.7)	(15.4)	(46.4)
Goodwill amortisation	-	-	(48.1)	(22.7)	(19.0)
Interest (net)	**(21.4)**	(11.9)	(16.7)	(21.6)	(30.0)
Profit before tax	**59.9**	86.6	67.2	95.3	56.1
Tax	**(8.0)**	(22.3)	(26.4)	(21.5)	(19.6)
Profit for the period from continuing operations	**51.9**	64.3	40.8	73.8	36.5
Profit after tax from discontinued operations	**1.9**	6.4	-	-	-
Profit/(loss) on disposal of disposed businesses	**21.5**	(2.8)	(12.0)	(33.9)	(21.5)
Profit for the period	**75.3**	67.9	28.8	39.9	15.0
Minority interests	**(0.2)**	(0.1)	-	-	(0.1)
Preference dividends	-	-	(3.8)	(3.8)	(3.8)
Profit attributable to ordinary shareholders	**75.1**	67.8	25.0	36.1	11.1
Earnings per share					
Basic:					
Adjusted	**18.3p**	19.7p	19.7p	20.4p	18.1p
Unadjusted	**15.9p**	14.3p	5.5p	7.9p	2.5p
Diluted:					
Adjusted	**18.1p**	19.0p	19.6p	20.4p	18.0p
Unadjusted	**15.8p**	14.0p	5.5p	7.9p	2.5p
Dividends					
Dividends per ordinary share	**11.8p**	11.3p	10.8p	10.5p	10.1p
Balance sheet					
Employment of Capital					
Non-current assets	**1,233.3**	1,161.5	1,120.2	1,199.3	1,256.1
Net current assets	**318.6**	333.6	293.4	177.2	112.1
Total assets less current liabilities	**1,551.9**	1,495.1	1,413.6	1,376.5	1,368.2
Non-current liabilities	**(692.9)**	(697.0)	(617.1)	(529.9)	(495.0)
Provisions for liabilities and charges	**(122.9)**	(126.8)	(115.9)	(100.8)	(103.0)
	736.1	671.3	680.6	745.8	770.2
Capital employed					
Called up share capital	**121.6**	169.0	169.1	171.9	170.8
Reserves	**614.2**	502.2	511.5	573.9	598.8
Shareholders' funds	**735.8**	671.2	680.6	745.8	769.6
Minority interests	**0.3**	0.1	-	-	0.6
	736.1	671.3	680.6	745.8	770.2
Capital expenditure	**72.6**	56.9	75.0	85.9	98.3
Number of employees, end of year	**14,070**	13,674	12,311	12,837	13,246

*For UK GAAP years this item represents total operating profit from continuing and discontinued operations.

Five Year Summary

ANALYSIS OF SHAREHOLDINGS	Number of shareholders	% of total	Number of shares	% of share capital
Size of holding				
Ordinary shareholdings at 31 December 2005				
1 - 1,000	2,209	38.38	916,290	0.19
1,001 - 5,000	2,393	41.57	5,475,078	1.13
5,001 - 10,000	375	6.51	2,622,846	0.54
10,001 - 50,000	322	5.59	7,529,903	1.55
50,001 - 100,000	91	1.58	6,595,937	1.36
100,001 - upwards	366	6.36	463,449,531	95.24
	5,756	100.00	486,589,585	100.00
Holders				
Individuals	3,858	67.02	12,448,799	2.56
Insurance companies	1	0.02	36,894	0.01
Pension funds	35	0.61	2,803,357	0.58
Nominee and other companies	1,765	30.66	467,363,662	96.05
Others	97	1.69	3,936,873	0.81
	5,756	100.00	486,589,585	100.00

OTHER

Dividend Reinvestment Plan

The Company offers a Dividend Reinvestment Plan, giving ordinary shareholders the option to buy shares in lieu of a cash dividend. Please contact the Company's registrars for further details.

Share dealing services

An 'execution only' postal share dealing service is available through the Company's stockbroker for the purchase and sale of BBA Group plc shares. Information is available from JP Morgan Cazenove, 20 Moorgate, London EC2R 6DA. Telephone: 020 7155 5155 (direct line).

A share dealing service is also available for UK shareholders from Capita Share Dealing Services to either sell or buy BBA Group plc shares. For further information on this service, please contact:
www.capitadeal.com (on-line dealing)
0870 4584577 (telephone dealing)

Individual Savings Accounts

The Company offers a Maxi Individual Savings Account (ISA) through Barclays Stockbrokers Limited for BBA shares and other qualifying shares and cash. In the tax year ending 5 April 2006, the annual subscription allowance is £7,000 of which a maximum of £3,000 can be held as cash. In the tax year beginning 6 April 2006, the annual subscription allowance will be £7,000 of which a maximum of £3,000 can be held in cash. To register and receive an information pack, please call 0845 6013000. Calls are charged at local rates; you can only use this number if you are calling from the UK. For clients' security, calls may be recorded and randomly monitored. Barclays Stockbrokers is the group name for the business of: Barclays Stockbrokers Limited, a member of the London Stock Exchange and OFEX, Registered No 1986161; Barclays Sharedealing, Registered No 2092410; Barclays Bank Trust Company Limited, Registered No 920880. All companies are authorised and regulated by the Financial Services Authority.

KEY DATES	Date payable
Financial calendar	
Dividend and interest payments	
Ordinary shares:	
final 2005	22 May
interim 2006	3 November
5% cumulative preference shares	1 February and 1 August

	Date announced
Announcement of Group results	
Half year result	September
Annual results	February
Report and accounts	Posted April

Share price information

The price of the Company's shares is available from the Financial Times Cityline Service:
BBA Group ordinary shares – telephone: 090 6843 1778
Calls within the UK are charged at 50p per minute.

Registered office:

20 Balderton Street, London W1K 6TL
Telephone: 020 7514 3999 Fax: 020 7408 2318
http://www.bbagroup.com
web enquiries to: info@bbagroup.com

Company number: 53688

Company registrar:

Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA
Telephone: 0870 162 3131
e-mail shareholder.services@capitaregistrars.com
http://www.capitaregistrars.com

Please contact the registrars directly if you wish to advise a change of name, address, dividend mandate or wish to participate in the Dividend Reinvestment Plan.

You can access general shareholder information and personal shareholding details from our registrars' website. You will require your unique holder code, which can be found on your share certificate or dividend tax voucher.

Shareholder Information

BBA GROUP PLC REGISTERED OFFICE
20 BALDERTON STREET LONDON W1K 6TL
TEL +44(0)20 7514 3999 FAX +44(0)20 7408 2318
COMPANY NUMBER 53688 WWW.BBAGROUP.COM

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